Form 20-F
period 2003-03-31
FUNDTECH LTD
filed 2003-06-12
CIK 1054836

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal year ended December 31, 2002
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number____________________________________________________

                                  FUNDTECH LTD.
                                  -------------
             (Exact Name of Registrant as specified in its charter)

                                 STATE OF ISRAEL
                                 ---------------
                 (Jurisdiction of incorporation or organization)

                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel
                                -----------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

--------------------------------------------------------------------------------
     Title of each class             Name of each exchange on which registered
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                       Ordinary Shares, NIS 0.01 par value
                       -----------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

_______________________________________________________________________________
                              (Title of Class)

Indicate the number of outstanding shares of each of issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2002, the Registrant had outstanding 14,364,452 Ordinary Shares, New Israeli Shekels 0.01 par value per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes: |X|   No: [ ]


Indicate by check mark which  financial  statement  item the  Registrant has
elected to follow:                     Item 17 [ ]   Item 18 |X|

            CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION

      Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Report Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, all the risks discussed or identified in this annual report and our other public filings, such as general economic and market conditions, changes in regulations and taxes and changes in competition and pricing environments.

      We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      As used in this annual report, the terms "we," "us," "our," the "Company" and "Fundtech" mean Fundtech Ltd. and its subsidiaries, unless otherwise indicated. All reference to dollars or "$" are to United States Dollars.

                                TABLE OF CONTENTS


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.............................3

ITEM 3.   KEY INFORMATION.....................................................3

ITEM 4.   INFORMATION ON THE COMPANY.........................................12

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................19

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................27

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................36

ITEM 8.   FINANCIAL INFORMATION..............................................38

ITEM 9.   THE OFFER AND LISTING..............................................40

ITEM 10.  ADDITIONAL INFORMATION.............................................40

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
          MARKET RISK........................................................49

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY
          SECURITIES.........................................................49

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................49

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS........................................49

ITEM 15.  CONTROLS AND PROCEDURES............................................49

ITEM 16.  [RESERVED].........................................................50

ITEM 17.  FINANCIAL STATEMENTS...............................................50

ITEM 18.  FINANCIAL STATEMENTS...............................................50

ITEM 19.  EXHIBITS...........................................................50

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data.

      The selected consolidated statement of operations data for each of the three years ended December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001 and 2002 are derived from our Consolidated Financial Statements set forth elsewhere herein, which have been prepared in accordance with U.S. generally accepted accounting principles. The selected consolidated statement of operations for the two years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements not included herein. All of the financial data set forth below are in thousands (except per share amounts) and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.


                                                                             YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------------------------------------
                                                         1998           1999            2000            2001            2002
                                                      ---------       ---------       ---------       ---------       ---------

STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees..........................     $  14,007       $  17,667       $  28,492       $  17,067       $  10,068
  Maintenance and services fees..................         7,116          12,835          18,019          27,085          29,355
  Hardware sales.................................         2,009           1,493           1,437             842             405
                                                      ---------       ---------       ---------       ---------       ---------
    Total revenues                                       23,132          31,995          47,948          44,994          39,828
Operating expenses:
  Software license costs.........................           238             559             252             896             703
  Maintenance and services costs.................         4,549           8,355          12,960          19,153          17,612
  Hardware costs.................................         1,631           1,132           1,131             686             317
  Research and development.......................         6,636          12,880          17,747          19,185          14,525
  Selling and marketing, net.....................         2,970           6,464           9,637          10,325           9,453
  General and administrative.....................         2,080           3,737           6,133           9,116           7,230
  Amortization of acquisition, related
    goodwill and other intangible assets.........           206           1,275           2,462           2,525             911
  Amortization of capitalized software
    development costs............................            --              --              --              --           1,182
  Provision for doubtful accounts................           185             258             717           5,966           1,335
  Non recurring expenses.........................            --              --              --           4,073           3,252
  In-process research and development
    write-off....................................        16,600           2,802              --              --              --
                                                      ---------       ---------       ---------       ---------       ---------

    Total operating expenses.....................        35,095          37,462          51,039          71,925         56,5200
                                                      ---------       ---------       ---------       ---------       ---------
Operating income (loss)..........................       (11,963)         (5,467)         (3,091)        (26,931)        (16,692)
Impairment and realized losses on
  available for sale marketable securities.......            --              --              --          (7,826)           (282)
Financial income, net............................           571           3,756           5,542           3,343             691
Income taxes.....................................            --              --             (74)           (212)           (365)
                                                      ---------       ---------       ---------       ---------       ---------

Net income (loss)................................     $ (11,392)      $  (1,711)      $   2,377       $ (31,626)      $ (16,647)
                                                      =========       =========       =========       =========       =========

Basic earnings (loss) per share..................     $   (1.12)      $   (0.13)      $    0.17       $   (2.22)      $   (1.16)
                                                      =========       =========       =========       =========       =========

Diluted earnings (loss) per share................     $   (1.12)      $   (0.13)      $    0.16       $   (2.22)      $   (1.16)
                                                      =========       =========       =========       =========       =========
Shares used in computing:
  Basic earnings (loss) per share................        10,151          12,855          14,096          14,218          14,290
                                                      =========       =========       =========       =========       =========
  Diluted earnings (loss) per share..............        10,151          12,855          14,777          14,218          14,290
                                                      =========       =========       =========       =========       =========





CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, short-term bank
  deposits and short term investments.............    $  13,019       $  82,516          63,315       $  45,385       $  42,496
Working capital...................................    $  18,140       $  90,016          83,840       $  55,206       $  44,630
Total assets......................................    $  32,717       $ 125,142         126,872       $ 102,056       $  89,380

Short-term bank credits, including current
  maturities of long-term debt....................           --              --              --              --              --
Long-term debt....................................           --              --              --              --              --
Shareholders' equity..............................    $  25,048       $ 118,594       $ 119,714       $  91,220       $  75,166


B.  Capitalization and Indebtedness.

      Not applicable.

C.  Reasons for the Offer and Use of Proceeds.

      Not applicable.

D.  Risk Factors.

Risk Relating to Our Business

Our business is impacted by the slowdown in the worldwide economy.

      Our business is dependent on current and anticipated market demand for our software products, which has been negatively impacted by the slowdown in the global economy that began in the second half of 2000 and by the terrorist attacks of September 11, 2001. Many of our customers and prospective customers are currently experiencing economic downturns, including those in the financial services market. The uncertainty surrounding the growth rate of economies worldwide has caused companies to reduce purchasing and capital investment. Furthermore, this uncertainty has resulted in longer purchasing cycles with our customers and in customers' requests for longer payment terms. We cannot predict if or when the growth rate of the global economy will rebound or whether the growth rate of our business will rebound when the global economy begins to grow. The effects of the economic decline have resulted and are likely to continue to result in excess product capacity, intensified price competition, reduced margins, lower revenue growth rates and longer payment terms, which may result in decreased revenues, increased losses and/or an inability to achieve profitability. These global economic conditions may have a material adverse impact on our business, operating results and financial condition.

Existing and any additional measures taken by us to address the recent downturn in the global economy may have an adverse effect on our business.

      We have taken and may continue to take, if necessary, cost reduction measures to address the recent downturn in the global economy and the particular slowdown in the markets we serve, particularly the financial services market. These measures are intended to reduce our expenses in the face of decreased revenues due to decreased customer orders. Our implementation of these measures and any additional measures taken in the future, if necessary, may be unsuccessful in addressing the downturn in the global economy and the slowdown in the markets we serve, particularly the financial services market. Current and additional cost reduction actions, if necessary, may result in further cash and non-cash charges, which would have a material adverse effect on our results of operations and financial condition. In addition, each of these measures and any additional measures taken in the future, if necessary, may have long-term negative effects on our business and may make it more difficult to achieve our current or future business objectives.

We have a history of losses.

      We incurred a net loss of approximately $11.4 million in 1998, $1.7 million in 1999, $31.6 million in 2001 and $16.6 million in 2002. As a result, we will need to generate significant revenues to achieve and maintain profitability. Revenue shortfalls are primarily due to issues related to current adverse economic conditions that are causing our customers to defer their technology purchasing. Such ongoing adverse economic conditions could cause our revenues to continue to decrease and make it more difficult for us to reach profitability.

We have a limited operating history in our current principal market, which will make it difficult or impossible for you to predict our future results of operations.

      We began operations in 1993 as "Fundtrust Technologies Ltd." Our name was changed to "Fundtech Ltd." in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation. In 1999 we acquired the assets of the cash management division of Sterling Commerce. We also acquired the assets of Biveroni Batschelet Partners AG, Switzerland, which connects banks to the Central Bank of Switzerland for the processing and settlement of payments, securities trading and settlement in 1999. From 1999 through 2002, we spent considerable time, effort and money developing our next generation software, including: PAYplus USA(TM), a funds transfer solution for use by banks, thrifts, and international agency banks operating in the United States; Global PAYplus(TM) a client/server funds transfer solution handling both local and global payments activity; CASHplus(TM), an Internet based cash management solution that has multi-currency capabilities. If problems should arise with these new solutions or delivery modes, they could adversely affect our ability to market our products and services.

We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our Ordinary Shares.

      Our quarterly revenues, margins and results of operations have fluctuated significantly in the past as a result of various factors, many of which are outside our control. These factors include:

      o the size, timing and shipment of orders for our products and services;

      o     our customers' budget cycles;

      o     the timing of the release of new product upgrades;

      o     enhancements or introductions by us and our competitors;

      o     the mix of product sales;

      o     software "bugs" or other product quality problems;

      o     product pricing;

      o     effectively providing customer support;

      o     consolidation of our customers; and

      o     adverse economic conditions and currency fluctuations.

      A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our Ordinary Shares will likely decrease.

Our sales cycle is variable and sometimes long and involves significant resources on our part, but may never result in actual sales.

      Our sales cycle from our initial contact with a potential customer to the signing of a license agreement has historically been lengthy and is variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. In addition, the purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that does not result in revenue to the Company because either a competitor obtains the desired contract from the customer or decides not to proceed with the project.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

      The market for financial institutions payments and cash management solutions is still developing and evolving. This makes it difficult to predict demand and market acceptance for our products. We cannot guarantee that the market for our products will grow or that our products will become widely accepted. If the market for our products does not develop as quickly as we expect or if our products are not accepted by customers, our future revenues and profitability will be adversely affected. In addition, changes in technologies, industry standards, the regulatory environment, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. A significant increase in the number of customers and/or a significant increase in our development of new product offerings would require us to expend significant amounts of money, time and other resources to meet demand. These expenditures could strain our personnel and financial resources.

Undetected defects may increase our costs and impair the market acceptance of our products and technology.

      Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments into which our products are deployed. Despite testing conducted by us and our customers, some defects have been discovered after their commercial shipment.

      The finding of defects in current or future products and versions after the start of commercial shipment may result in:

      o     a delay or failure of our products to achieve market acceptance;

      o     adverse customer reaction;

      o     negative publicity and damage to our reputation;

      o     diversion of resources; and

      o     increased service and maintenance costs.

      Defects could also subject us to legal claims. Although our license agreements contain limitation of liability provisions, these provisions may not be sufficient to protect us against these legal claims. The sale and support of our products, as well as our professional services, may also expose us to product liability claims.

Decisions by customers to develop their own payments and cash management solutions or greater market acceptance of our competitors' products could result in reduced revenues.

      The market for payments and cash management solutions is continuing to develop and competition is intense. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products.

      Our competitors may be in a better position to devote significant resources to the development, promotion and sale of their products, thus enabling them to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidation within the industry. As we develop new products, we may begin to compete with companies with which we have not previously competed. We cannot assure you that competition will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

We are and expect to continue to be dependent upon a limited number of customers for a significant portion of our future revenues.

      We believe that the market for our payments and cash management software products and services consists of a relatively small number of customers who have very large potential accounts as well as a great number of customers comprising smaller account. These large accounts may from time to time comprise a significant percentage of our revenues in a specific fiscal period. Our failure to attract and retain these large accounts may have a material adverse effect on our business, financial condition and results of operations.

      We have entered into a contract with one particular customer for the sale of one of our payments products. This customer represented 18% of our revenue in 2002. The cessation of a project of this size could have a material adverse effect on our business, financial condition and results of operations and could also negatively impact the market acceptance of this product. See Item 5, "Operating Results and Financial Review and Prospects - Major Customer."

We may not be able to compete successfully in the very competitive markets for our products.

      We believe there are several principal competitive factors in the industry in which we operate, including:

            o     product performance;

            o     technical features;

            o     compatibility with existing operating systems;

            o     reliability;

            o     security;

            o     relational database power;

            o     price;

            o     customer service and support; and

            o     ease of use.

      We may be unable to differentiate our products from the products of our competitors or successfully develop and introduce new products that are less costly than, or superior to, those of our competitors. In addition, existing and new competitors may establish relationships with our existing and potential customers. This could have a material adverse effect on our ability to compete.

      The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Magnet Communications, Inc., Politzer & Haney, Transaction Software Technologies, Inc. and Transaction Systems Architects, Inc. Furthermore, several large banks have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired.

      In addition to our current competitors, we expect substantial competition from both established and emerging companies. Many of our existing and potential competitors have, or are likely to have, more extensive engineering, development, marketing, distribution, financial, technological and personnel resources than us. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. See Item 4B, "Information on the Company -- Business Overview -- Competition."

Our business is affected by conditions in the financial services industry.

      Our customers are highly concentrated in the financial services industry. Our business is therefore susceptible to a downturn in that industry. For example, a decrease in spending for software and related services within this industry could result in a decrease in the number of potential customers for our products and a decrease in demand by existing customers for additional products. Financial institutions in the United States continue to consolidate which increases our customers' ability to negotiate price and decreases the overall potential market for our products and services. These factors, as well as other changes occurring in the financial services industry, could have a material adverse effect on our business, financial condition and results of operations.

Government regulatory policy for the financial services industry affects our business.

      Our current and prospective customers, which include state and federally chartered banks and savings and loan associations, operate in markets that are subject to extensive and complex regulation. While we are not ourselves directly subject to this regulation, our products and services must be designed to work within the regulatory constraints under which our customers operate. The inability of our products and services to work properly within the regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to expand our sales, marketing and support organizations which may hinder our ability to grow and meet customer demands.

      During 2002, in order to reduce costs we substantially reduced the number of employees in both our research & development and administrative departments. We believe we have sufficient resources available to meet and support our current obligations, but, we may need to substantially expand our direct and indirect sales and marketing operations in order to increase market awareness and sales of our products. We may also need to increase our technical and customer support staff to support new customers and the expanding needs of existing customers. Qualified individuals are in demand throughout the software industry and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly. If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

      Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, our intellectual property consists primarily of proprietary or confidential information that is not subject to patent or similar protections. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

      We have placed, and in the future may place, our software in escrow. The software may, under specified circumstances, be made available to our customers. We have provided our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

      Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps.

      We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. We cannot be certain that they will not make a claim of infringement against us based on our products and technology. Any claims, with or without merit, could:

      o     be expensive and time-consuming to defend;

      o     cause product shipment and installation delays;

      o     divert management's attention and resources; or

      o require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

      If we are required to enter into royalty or licensing agreements, such agreements may not be available on acceptable terms, if at all. Therefore, a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology at all or to license the infringed or similar technology for reasonable commercial terms, could have a material adverse effect on our business, financial condition and results of operations.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

      We market and sell our products and services in the United States, Europe, Israel, Asia and Australia. We received 42.5% of our total revenues in 2000, 29.7% of our total revenues in 2001 and 34% of our total revenues in 2002 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

      o changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

      o     economic or political changes in international markets;

      o greater difficulty in accounts receivable collection and longer collection periods;

      o     unexpected changes in regulatory requirements;

      o     difficulties and costs of staffing and managing foreign operations;

      o the uncertainty of protection for intellectual property rights in some countries;

      o     multiple and possibly overlapping tax structures; and

      o     currency and exchange rate fluctuations.

We may not be able to achieve compliance with the listing rules of the NASDAQ National Market.

      The NASDAQ National Market has several maintenance standards for continued listing, including the requirements (i) that the Company's Ordinary Shares have a minimum bid price of at least $1.00 per share, (ii) that the Company shall maintain a shareholders' equity of at least $10,000,000, (iii) that the Company shall have at least 750,000 shares held by persons or entities other than officers, directors and beneficial holders of more than 10% of the Company's Ordinary Shares (the "Public Float"), (iv) that the Company shall have an aggregate market value of Public Float of at least $5,000,000, (v) that the Company shall have at least two market makers and (vi) that the Company shall have at least 400 shareholders who hold at least 100 Ordinary Shares (the foregoing requirements are collectively referred to as the "Maintenance Standards"). We will have to comply with the all Maintenance Standards in order to remain listed in the NASDAQ National Market. Although we believe that we are currently in compliance will such Maintenance Standards, there is no assurance that we will fully comply with such Maintenance Standards in the future. If we fail to maintain compliance with one or more requirements of the Maintenance Standards, our Ordinary Shares would be subject to delisting from the NASDAQ National Market, but may qualify for inclusion on the NASDAQ SmallCap Market. The delisting of our Ordinary Shares from the NASDAQ National Market may materially impair the ability of our shareholders to buy and sell our Ordinary Shares and could have an adverse effect on the market price and the efficiency of the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares could significantly impair our ability to raise capital should we desire to do so in the future.

The market price of our Ordinary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

      The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

      o any actual or anticipated fluctuations in our financial condition and operating results;

      o public announcements concerning us or our competitors, or the Internet industry;

      o the introduction or market acceptance of new service offerings by us or our competitors;

      o     changes in security analysts' financial estimates;

      o     changes in accounting principles;

      o     sales of our Ordinary Shares by existing shareholders;

      o     the loss of any of our key personnel; and

      o     changes in the political conditions in Israel.

      In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

Future sales of our Ordinary Shares in the public market or issuances of additional securities could cause the market price for our Ordinary Shares to fall.

      As of May 1, 2003, we had 14,391,534 Ordinary Shares outstanding, and, in addition, we have reserved up to 2,485,640 Ordinary Shares for issuance under our option plans. If a large number of our Ordinary Shares are sold, the price of our Ordinary Shares would likely decrease or if we continue to issue shares, convertible securities, warrants and/or options the price of our Ordinary Shares may decrease.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you voted to approve.

      As of May 1, 2003, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 39.5% of our outstanding Ordinary Shares. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

      We may acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise, and we may engage in discussions and negotiations with companies about our acquiring or investing in those companies' businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

Risks Related to Our Location in Israel

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

      We are organized under the laws of the State of Israel. Many of our executive officers and directors and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

Political, economic and military conditions in Israel and the Middle East as a whole, could negatively impact our business.

      Political, economic and military conditions in Israel have a direct influence on us because one of our significant research and development facilities is located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant deterioration in Israel's relationship with the Palestinian Authority, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. Also, the recent war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact our business.

      Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the new Israeli shekel against the dollar.

      Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the rate of inflation was 6.9% and the rate of devaluation of the NIS against the dollar was lower than the rate of inflation at 0.5%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

      We have received grants in the past and receive tax benefits under Israeli government programs. To maintain our eligibility for these programs and benefits, we must continue to meet specified conditions. Some of these programs restrict our ability to transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes. The government of Israel has reduced the benefits available under these programs recently and these programs and tax benefits may be discontinued or reduced in the future.

      On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

      We currently have non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property.

If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

      We cannot assure you that we will not be treated as a passive foreign investment company in 2002 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) the average value of our assets, including our pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, our U.S. investors could be subject to adverse tax consequences, including:

      o being taxed at ordinary income tax rates on gain from the sale or other disposition of our Ordinary Shares;

      o being subject to interest on the tax liability resulting from the sale or other disposition of our Ordinary Shares (and on certain distributions on such shares) as if the gain from such sale or such distribution had been recognized ratably over the U.S. investor's holding period and subject to the highest ordinary income tax rates in effect in the year to which allocated; and

      o being denied the normally-available increase in tax basis to fair market value for Ordinary Shares acquired from decedents.

For additional information, see Item 10E, "Additional Information -- Taxation."

ITEM 4.  INFORMATION ON THE COMPANY.

A. History and Development of the Company

      Both our legal and commercial name is Fundtech Ltd. We were incorporated in Israel in 1993 under the Israeli Companies Ordinance (New Version), 1983, as a private limited company, under the name of "Fundtrust Technologies Limited". The principal legislation under which we operate is the Israeli Companies Law, 5759-1999 (the "Companies Law").

      Our registered office is located at 12 Ha'hilazon Street, 5th Floor, Ramat-Gan, Israel, and our telephone number is 972-3-575-2750.

      Our name was changed to "Fundtech Ltd." in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation. In 1999, we acquired the assets of the cash management division of Sterling Commerce as well as 100% of the stock of Biveroni Batschelet Partners AG, Switzerland ("BBP"), which connects banks to the Central Bank of Switzerland for the processing and settlement of payments, securities trading and settlement.

      Capital expenditures consisting primarily of purchases of property and equipment were $1.3 million, $2.3 million and $5.9 million during the years ended December 31, 2002, 2001 and 2000, respectively. We neither purchased nor owned any real property during this same period. We did not consummate any acquisitions of any company or portions of any company during 2002, 2001 and 2000.

      Capital expenditures for the year ended December 31, 2003 are expected to be approximately $2.6 million, of which $1.6 will be spent in the U.S. and the remainder of $1.0 will be expended outside the U.S., primarily by BBP. We anticipate financing these capital expenditures with our own funds.

B.  Business Overview

      We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into three broad categories: payment processing, foreign exchange settlement processing and delivery channels for financial institutions cash management products. These solutions enable banks to process and manage payments, foreign exchange settlements and cash management communication between financial institutions and their customers. The solutions facilitate communication between financial institutions and their customers for initiating payments, making inquiries and managing their activities with the financial institutions. Our client/server web-enabled software products automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers.

      We acquired our ACCESS Banking(TM) products in April 1998, BBP, our Swiss subsidiary, in June 1999 and our Banker products in September 1999. Our major products include ACCESS Banking(TM), CASHplus(TM), PAYplus USA(TM), PAYplus RTGS(TM), PAYplus for CLS(TM), Global PAYplus(TM), Recovery Services for disaster recovery service bureau solutions and related services and third-party hardware sales.

Industry Background

      The increasing integration of global economies as well as the widespread adoption of new banking technologies has led to dramatic increases in both the number of transactions consummated through electronic payment systems and the need for timely delivery of financial information. As a result, financial institutions are seeking more efficient methods of offering payment, settlement and cash management services.

      The following trends continue to drive demand for our products and services in this dynamic market environment: an increasing need for centralized payment and treasury functions; global adoption of real-time gross settlement ("RTGS"); migration to Internet-based solutions; growth in electronic commerce; consolidation in the financial services industry; and, increased regulatory requirements imposed on banks.

      We believe that several market trends and the current environment are favorable to our products and services. Specifically, we will focus on the following trends and market conditions:

      o continued expansion of Internet activities as they relate to financial transactions;
      o new and expanded regulatory requirements on banks especially in the areas of interdiction and anti-money laundering purposes;
      o greater emphasis on risk mitigation in such areas as liquidity management and contingency and recovery capabilities;
      o a shift on the part of financial institutions to use outsourcing, application service providers and "white-labeling" in lieu of developing and managing their own information technology activities; and
      o continued spread of globalization that will require new tools for banks to manage 24-hour trading and settlement, real-time information demands and straight-through processing.

Products And Services

      Our products and related services are designed to integrate all elements of the electronic payments cycle, including electronic funds transfer, and cash and treasury management. We believe that our products are among the most technologically advanced and cost-effective solutions in the electronic payments and banking industry. Our products facilitate all aspects of the electronic payments and banking cycle including payment initiation, electronic balance reporting, account reconciliation, real-time account balance verification and other sophisticated auditing and reporting functionality. In addition, our products offer exceptional graphical user interfaces, enabling our customers to easily receive accurate and focused information concerning the status of electronic payment transactions and other cash management data.

      Our end-to-end solutions provide for remote initiation of transactions, efficient and automated processing of these transactions and settlement of the transactions at the central bank of the country of origin. We are one of the largest providers of services linking the banks to networks, such as the Federal Reserve System in the U.S. that has approximately 7,500 banks on their FedLine system. On a global basis, we provide banks with the capability to link to the Society for Worldwide Financial Interbank Telecommunications ("SWIFT") network for communicating cross-border transactions. SWIFT has approximately 6800 banks in 189 countries. In addition to providing payment services, we are also a leading provider of settlement solutions that link banks to the CLS Bank's Continuous Linked Settlement System ("CLS"). CLS is a system set up by the largest foreign exchange banks in the world to reduce foreign exchange settlement risk.

PRODUCT NAME                    DESCRIPTION
------------                    -----------

Payment Solutions

PAYplus USA(TM)                 A payments solution for banks operating in the
                                U.S.

PAYplus RTGS(TM)                A payments solution for banks operating in
                                countries outside the U.S.

Global PAYplus(TM)              A solution for managing the global payments
                                activities of large multi-national banks and financial institutions that conduct business in multiple countries.


Cash Management Solutions

ACCESS Banking(TM)              A solution designed to enable high end and
                                mid-level financial institutions to deliver comprehensive cash management services to their corporate clients.

CASHplus(TM)                    The next generation Internet-based cash
                                management solution designed for high end and mid-level financial institutions.

Fundtech Banker(TM)             A fully integrated cash management solution
                                designed primarily for the community bank market.

Fundtech Banker for the         A Web-based cash management system that runs
Internet(TM)                    with the Fundtech Banker cash management system.

Settlement Solutions

PAYplus for CLS(TM)             A solution designed to allow its members, being
                                the largest international financial
                                institutions, to fully participate in the Continuous Linked Settlement System.


ASP/Outsourcing Solutions

Fundtech Connect (ASP) -        An Application Service Provider (outsourcing
for PAYplus USA                 solution) ("ASP") that provides the PAYplus
                                solution to banks operating in the U.S.

Fundtech Connect (ASP) - for    An ASP that provides the ACCESS solution to
CASHplus                        banks operating in the U.S.

Interbank Gateway Services      An ASP that provides payment and settlement
                                solutions to banks in Europe, primarily in Switzerland.

Recovery Services               Disaster recovery and contingency services for
                                users of our products.

Payment Solutions

PAYplus USA(TM)

      PAYplus USA(TM) is a funds transfer solution used to connect a financial institution's funds transfer room with the Federal Reserve's FedWire system. This solution evolved from and replaces two older products, FEDplus(TM) and PAY$tar(TM). Our target market includes all banks operating in the U.S. that do not need a global payment solution, including U.S.-based banks, thrifts, savings and loans and international agency banks operating in the U.S.

      PAYplus USA(TM) supports payment processing, risk management and regulatory compliance for U.S. financial institutions that utilize the Federal Reserve Bank's FedWire system for high value payments. PAYplus USA(TM) also offers the same functionalities for international multi-currency payments of international banks operating in the U.S.

      PAYplus USA(TM) provides financial institutions with complete funds transfer capacity at a substantially lower cost than other technologies. At the same time, it both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer - from its creation to accounting and memo posting).

PAYplus RTGS(TM)

      PAYplus RTGS(TM) is a client/server electronic funds transfer solution that is used by financial institutions to both process payment transactions and to settle with the central bank real-time gross settlement and net settlement systems. PAYplus RTGS(TM) supports payment processing, risk management and regulatory compliance for banks operating in countries outside the U.S. PAYplus RTGS(TM) functionality includes, inter alia: (1) management of a financial institution's cash reserves at a central bank; (2) forecasting of end-of-day funds availability; (3) reconciliation of transactions performed by customers of the financial institution directly with the central bank; and (4) management of non-payment, fraud, foreign exchange and credit risks. PAYplus RTGS(TM) offers multi-platform capabilities including Windows NT and UNIX operating system platforms, along with web based infrastructure to support true browser based operation.

Global PAYplus(TM)

      Our Global PAYplus(TM) provides institutions with a real-time global view of their payments activity. This multi-tiered system addresses the needs of both local and global payment processes. At the local level, Global PAYplus(TM) employs a client/server funds transfer payment system that supports both the local payment processing, and risk management and regulatory compliance for the local clearing systems. At the global level, Global PAYplus(TM) aggregates worldwide payment activity. Global PAYplus(TM) is a multi-platform system supporting both UNIX and NT that employs open technology standards. The system features end-to-end security and multi-currency capabilities.

Cash Management Solutions

ACCESS Banking(TM)

      Our ACCESS Banking(TM) solution is a client/server product that enables banks and other financial institutions to provide cash management services to their corporate clients. ACCESS Banking(TM) is targeted at the mid-to-large-size financial institutions. Through ACCESS Banking(TM), clients can obtain balance history and intra-day reporting, manage check transactions, originate ACH transactions and initiate wire transfer payments. ACCESS Banking(TM) consists of a server located in the back-office of a bank and a remote access module located at the premises of the bank's corporate client. Clients can interact with the bank's ACCESS Banking(TM) server remotely via the web, touch-tone telephone with voice response, teletype terminal emulation or facsimile transmission.

CASHplus(TM)

      The CASHplus(TM) product, which is our newest Internet-based product, enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies, and in multiple countries and regulatory environments. CASHplus(TM) is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software.

Fundtech Banker

      Fundtech Banker(TM) is a suite of cash-management products used in connection with the delivery of comprehensive electronic banking to the commercial and corporate markets. Fundtech Banker(TM) suite provides a bank's commercial customers with timely notification of fraudulent or misposted transactions, expedited funds transfer services, reduced reconcilement costs and more timely information flow and data delivery.

      Fundtech Banker(TM) allows small and mid-tier banks to offer corporate and commercial business customers products and services that previously were only available to large institutions.

Fundtech Banker for the Internet

      Fundtech Banker for the Internet(TM) is a Web-based product that addresses the unique electronic banking service needs of the small business and middle market. Fundtech Banker for the Internet(TM) is run with Fundtech Banker(TM), our PC-based cash management suite of products.

Settlement Solutions

PAYplus for CLS(TM)

      PAYplus for CLS(TM) is an integrated solution that assists large foreign exchange trading banks in addressing the requirements of the CLS bank. PAYplus for CLS(TM) provides payments, treasury, reconciliation, interface and systems management controls that assist banks in meeting the necessary requirements. In addition, PAYplus for CLS(TM) provides such institutions full control and functionality for its foreign exchange ("FX") trading relationships.

ASP/Outsourcing Solutions

Fundtech Connect - PAYplus USA and CASHplus

      Fundtech Connect is an ASP solution available for all of our products. This service allows banks to have our solutions reside at our data center rather than requiring the bank to purchase the necessary hardware and software to host the solution in-house.

Interbank Gateway Services

      Interbank Gateway Services is a set of electronic payments and securities application services provided by our service bureau in Switzerland. The Interbank Gateway Services provides a secure and reliable technology infrastructure, which enables financial institutions to initiate, process and support electronic payment transactions across a wide range of settlement systems. The service bureau's customers are currently predominantly Swiss banks, but we intend to expand this offering into other areas of the world. In addition, we intend to continue expanding the application services offered by the service bureau in an effort to continue offering our bank customers the most complete set of electronic payment and e-commerce solutions available in the market.

      Interbank Gateway Services provides the following application functionality:

      o Cigt is a software product that allows banks and other financial institutions to connect to the Central Bank of Switzerland for the processing and settlement of bank-to-bank e-payments.

      o EUROSICigt allows banks and other financial institutions to connect to the Central Bank of Switzerland for the processing and settlement of bank-to-bank Euro-denominated e-payments.

      o SECOMigt allows banks and other financial institutions to engage in the electronic trading and settlement of securities transactions through online-access to SECOM, Switzerland's securities trading and settlement system.

      o SWIFTigt allows banks and other financial institutions to connect to the SWIFT network for the processing and settlement of international bank-to-bank e-payments.

Recovery Services - Contingency Processing Centers

      Recovery Services - Contingency Processing Centers were developed to respond to the need of our customers for a contingency back-up system for wire transfer operations (in accordance with government regulations). Recovery Services supports all of our U.S.-based product groups and we have centers in Jersey City, New Jersey, San Leandro, California and Norcross, Georgia.

Customers And Markets

      Our scaleable products are sold to a wide array of financial institutions and large business enterprises.

      The markets for our products consist of the following end-users:

      o U.S. Banks - This group of customers is divided into three tiers. The top tier consists of approximately 100 banks, each with more than $10 billion of assets. The second tier consists of approximately 3,500 banks, each with over $100 million in assets. The third tier consists of approximately 5,500 small banks, each with less than $100 million of assets.

      o Agency Banks and Branches of Foreign Banks located in the United States - These banks are located mainly in financial centers such as New York City, San Francisco, Los Angeles and Dallas.

      o Banks located outside of the U.S. - These banks are located in countries that have moved or will move into processing payments on a real time gross settlement basis.

      During the years 2001 and 2002, we pursued a strategy of penetrating the top tier of global banks with our PAYplus for CLS(TM) product offering. The major foreign exchange trading banks worldwide, as well as central banks and regulators are supporting the creation of the CLS, a global system for providing foreign exchange "FX" settlement services. CLS is intended to handle FX trades with a daily value of approximately three trillion U.S. dollars. We have been successful in obtaining the majority of the CLS contracts awarded to date from banks including, inter alia, Australia and New Zealand Banking Group Ltd., Bank of America, Bank of New York, Citibank, Commerzbank, Deutsche Bank, Dresdner Bank and National Australia Bank. We believe that this significant step forward will help us leverage our technology and offer those banks additional products in the future such as the Citibank Global PAYplus(TM) agreement.

      In 2001, we entered into an agreement with a leading international financial institution whereby we agreed to license certain of our products, including PAYplus for CLS(TM) and Global PAYplus(TM), and perform various consulting and maintenance services in connection with the license of such products. For the year ended December 31, 2002, the aggregate total revenue derived from the license of these products, and the fees earned in connection with the consulting and maintenance services was approximately $7,800,000, which represents approximately 18% of our 2002 revenues. See Item 5A, "Operating and Financial Review and Prospects -- Operating Results -- Major Customer."

      Please see the table that presents our consolidated revenues according to the geographical regions to which such revenues are attributable in Item 5A, "Operating and Financial Review and Prospects -- Operating Results -- Significant Revenue Information."

Sales And Marketing

      We sell our products and services primarily through our direct sales force. In the past we have relied more heavily on referrals from local distributors or independent marketing representatives. A number of our former distributors have changed their market focus and/or become our direct competitors. In response to this and other factors, we have grown our sales force to support our direct sales efforts. We have a dedicated sales staff in the U.S., United Kingdom, Switzerland and Australia.

      We are an active participant in various trade shows and conferences where we promote our products. In addition, we receive inquiries about our products directly through our corporate website.

      We maintain a good working relationship with the Federal Reserve Bank in the U.S. to ensure that our products meet Federal Reserve requirements. We also maintain a good working relationship with SWIFT, a utility for communication of global financial institutions payment and settlement instructions owned by the largest banks in the world. By ensuring that our solutions are SWIFT-compliant, we are well positioned to offer payment and settlement solutions to international banks.

Software Development

      We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in maintaining technological leadership. The total software development staff consisted of 98 full-time employees on December 31, 2002. All of our products have been developed internally by our product development staff. Some of these products are embedded, or bundled with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

      To ensure that our products are developed successfully, within their budgets and according to schedule, all of our products are sent through the following four distinct design and testing stages: (1) requirements descriptions are developed through consultation with prospective users to ensure that the product matches the user's requirements; (2) an internal quality assurance team verifies the integrity of the product at each stage of development prior to beta testing; (3) beta testing data is used to evaluate the functionality of the products and their ability to perform under realistic conditions; and (4) a controlled group of users is polled regularly to identify any modifications that may be necessary. In addition, we work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product requirements. Our employees also participate in numerous user focus groups to review product design. We have software development sites in Georgia, New Jersey, Massachusetts, Israel and Switzerland. We believe that separating development by geographic region allows for both development to be in close proximity to the targeted market, while increasing our ability to attract development talent.

Customer Support And Maintenance

      We believe that effective customer support and maintenance in the software industry requires rapid, efficient and comprehensive installation of the product. Upon installation, we strive to provide superior customer support by solving problems quickly and providing customers with consistent, accurate and understandable technical information. We employ test scripts and bank production data to test our solutions and our products are shipped with back-up procedures installed. We recognize that timely solutions are essential for our mission-critical solutions in the event problems do arise. We emphasize responsiveness to our customers' inquiries and offer telephonic support for the reporting of problems twenty-four hours a day. Customer inquiries range from production problems to user questions and hardware issues. In addition, we utilize Remote Access Services (RAS-Windows NT service) to enhance remote customer support. Certain of our marketing representatives and contractors also provide sales, service and technical support functions for our products to end-users in specific geographic territories.

Proprietary Rights

      We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. However, we have no registered patents and these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours.

Competition

      The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Magnet Communications, Inc., Politzer & Haney, S1 Corporation, Transaction Software Technologies, Inc. and Transaction Systems Architects, Inc. Furthermore, several large financial institutions have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired. In order to maintain our competitive position, we must differentiate our products from the products of our competitors and successfully develop and introduce new products that are less costly than, or superior to, those of our competitors.

C.  Organizational Structure

      We are organized under the laws of the State of Israel. We are the parent company of our wholly-owned operating subsidiaries that are specified in the table below.
                                               Country of Incorporation/
      Name of Subsidiary                       Organization
      ------------------                       -------------------------

      Fundtech Corporation.....................United States, State of Delaware

      Fundtech U.K. Limited....................United Kingdom

      Fundtech Australia Pty Limited...........Australia

      Fundtech Netherlands BV..................Netherlands

      FCMS, LLC................................United States, State of Delaware

      Biveroni Batschelet Partners AG..........Switzerland

D. Property, Plants and Equipment.

      We do not own any real property. As of December 31, 2002, we leased an aggregate of approximately 13,000, 17,000, 15,000, 3,000, 6,700 and 26,000
square feet of office space in Ramat-Gan, Israel, Burlington, Massachusetts, Jersey City, New Jersey, Carrollton, Texas, San Leandro, California and Norcross, Georgia, respectively, and 9,500 and 1,800 square feet of office space in Switzerland and the U.K. The aggregate annual lease payments for our facilities were approximately $1,982,000.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3A "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS."

Overview

      We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into three broad categories: (i) payment processing and management, (ii) foreign exchange settlement processing and (iii) delivery channels for financial institutions cash management products, which enable banks to process and manage communication between financial institutions and their customers. The solutions facilitate communication between financial institutions and their customers for initiating payments, making inquiries and managing their activities with the financial institutions. Our client/server web-enabled software products automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers.

      We were incorporated in Israel in 1993. We acquired our ACCESS Banking(TM) products in April 1998, BBP, our Swiss subsidiary, in June 1999, and our Banker products in September 1999. To date, we have derived substantially all of our revenues from licenses of our ACCESS Banking(TM), CASHplus(TM), FEDplu$(TM), PAY$tar(TM), PAYplus RTGS(TM), PAYplus for CLS(TM), Recovery Services and service bureau solutions and related services and third-party hardware sales.

A. Operating Results.

Revenue Recognition

      Our revenues are generated from licensing the rights to use our software products directly to end-users, sales of professional services, including consulting, implementation and training. We also provide hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

      Revenue from software license agreements are recognized when all criteria outlined in Statement of Position (SOP) 97-2 "Software Revenue Recognition" (as amended) ("SOP 97-2") are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

      Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement. Our VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately. License revenue is recorded based on the residual method as prescribed by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions." Under the residual method, revenue is recognized for the delivered elements when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element or elements.

      Although we generally do not grant rights of return to our customers, we usually provide a warranty period of up to six months at no extra charge. As of December 31, 2002 and 2001, the provision for warranty cost is immaterial.

      Through December 31, 2001 we applied Emerging Issues Task Force (EITF) No. 00-03 "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware" regarding revenues from ASP/Outsourcing solutions and Wire-up contingency processing centers arrangements. Such arrangements also included extended payment terms of more than twelve months (generally 36 to 60 months). In accordance with SOP 97-2, extended payment terms in a software licensing arrangement may indicate that the software license fees are not deemed to be fixed or determinable. In addition, if payment of a significant portion of the software license fees is not due until more than twelve months after delivery, the software license fees should be presumed not to be fixed or determinable and, thus, should be recognized as the payments become due. However, SOP 97-2 provides that the software vendor can overcome the presumption that the software license fees are not fixed or determinable if the vendor has a standard business practice of using long-term or installment contracts and has a history of successfully collecting the software license fees under the original payment terms of the software license arrangement without making concessions. We have concluded that for these arrangements the "fixed or determinable" presumption had been overcome and the related software license fees had been recognized upon meeting the remaining SOP 97-2 revenue recognition criteria. The present value of such software license fees recognized in 2000, 2001 and 2002 totaled approximately $5,000, $1,883 and $0, respectively.

      In 2002, we changed our business practice regarding ASP/outsourcing and Wire-up arrangements in a manner that it no longer grants software license rights in these arrangements. Revenues from such arrangements are recognized as the related services are provided. Accordingly, no additional long-term trade receivables arise from these arrangements.

      Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts," using contract accounting on the percentage-of-completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

      Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

      Revenue from maintenance is recognized over the life of the maintenance agreement.

      Deferred revenues include unearned amounts received under maintenance and support contracts and amounts billed and paid by customers but not yet recognized as revenues.

Other Critical Accounting Policies

      Our trade receivables and long-term trade receivables primarily include amounts due from banks and large financial institutions. Although we generally do not require collateral, in certain circumstances letters of credit, other collateral or additional guarantees may be required. An allowance for doubtful accounts is determined for those specific amounts that we believe are not likely to be collected. We perform ongoing credit evaluations of our customers.

      Management's assessment for uncertainties of outstanding debts collectibility resulted in a provision for doubtful accounts expenses in total amounts of $717,000, and $5,966,000 and $1,335,000 for 2000, 2001 and 2002,
respectively.

      Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities, which we are able, and intend, to hold to maturity. Debt securities that we do not have the intent or ability to hold to maturity, are classified as available-for-sale. We do not hold any equity securities classified as trading securities.

      As of December 31, 2002 all marketable securities are designated as held-to-maturity and, accordingly, are stated at amortized cost. Interest income, including the amortization of premium and discount, are included in the consolidated statement of operations.

      Software development costs incurred in the process of developing product improvements or new products are generally charged to expenses as incurred.

      SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a detailed program design.

      Our costs incurred between completion of the detailed program design and the point at which the product is ready for general release have been capitalized. As of December 31, 2001, we capitalized development costs totaling $7,876,000 in aggregate. In 2002 we started amortizing the capitalized development costs and we did not capitalize any additional development costs. The 2002 amortization costs relating to the capitalized development costs totaled $1,182,000.

      In response to declines associated with the current cautious information technology spending environment within the financial services industry, we adopted three restructuring plans during the third and fourth quarters of 2002 and the second quarter of 2001.

      In 2002, two plans consisted of employee termination benefits associated with the involuntary termination of 78 employees (61 research and development and professional services employees, 12 administrative employees and 5 sales and marketing employees) and the closure and sublet of portions of existing office space.

      In 2001, a plan consisted of employee termination benefits associated with the involuntary termination of 89 employees (71 research and development and professional services employees, 13 administrative employees and 5 sales and marketing employees) and the sublet of portions of existing office space. As part of the plan, we also consolidated aspects of our Dallas operations into our existing Atlanta operations in order to improve efficiency and eliminate duplicate costs.

      All restructuring plans were substantially completed by February 2003. We began to realize the benefits of the plan in 2001 and continued to see such benefits during 2002 as evidenced by the reduction in the total sum of maintenance and services costs, research and development costs (including capitalized development costs), selling and marketing costs and, general and administrative costs (together, "Certain Costs"). Certain Costs declined from $16.4 million in the second and third quarters of 2001 to $14.0 in the fourth quarter of 2001 and continued to decline to $12.4, $12.5, $11.9 and $10.9 million in the first, second, third and fourth quarters of 2002, respectively.

      The currency of the primary economic environment in which our operations are conducted is the U.S. dollar. Thus, we use the dollar as our functional and reporting currency. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in FASB Statement No. 52. Exchange gains and losses arising from re-measurement are recorded as income or expense, as applicable. See Item 5A, "Operating and Financial Review and Prospects -- Operating Results -- Impact of Inflation and Currency Fluctuations; Market Risks."

      The financial statements of our foreign subsidiaries whose functional currency is not the dollar have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a separate component of accumulated other comprehensive income
(loss) in shareholders' equity.

      Israeli companies, such as ours, are generally subject to Israeli income tax at the corporate rate of 36%. However, we are eligible for certain tax benefits which should result in our income being taxed at a significantly lower rate for some time after we begin to report taxable income and exhaust our net operating loss carry-forwards. See subsection B of this Item 5, "Effective Corporate Tax Rate" and Item 10E, "Additional Information -- Taxation."

Acquisition of Businesses from CheckFree, BBP and Certain Assets from Sterling

      In April 1998, we acquired from CheckFree two businesses engaged primarily in the design and development of cash management software products and the development and sale of wire transfer products. We paid approximately $18.8 million in cash (including acquisition expenses) for the acquired CheckFree businesses. The transaction was accounted for as a purchase and resulted in the initial recording of approximately $3 million of goodwill, which is being amortized over a period of 10 years and a one-time write-off of research and development in process in the amount of $16.6 million.

      In June 1999, we entered into a Share Purchase Agreement with Biveroni Batchelet Partners AG, a Swiss corporation ("BBP"), and its shareholders, pursuant to which we purchased all of the outstanding shares of BBP for an aggregate purchase price of approximately $13.9 million, of which 75% was paid in cash and 25% in stock (105,315 Ordinary Shares). The transaction was accounted for as a purchase and resulted in the initial recording of approximately $11.1 million of goodwill and other intangibles, which is being amortized over an average period of 8.5 years and a one-time write-off of research and development in process in the amount of $2.8 million.

      On September 30, 1999, Fundtech Corporation, a wholly owned subsidiary of ours and FCMS, LLC, our indirect wholly owned subsidiary, consummated the purchase of certain assets and assumed liabilities constituting the cash management business of Sterling Commerce (Northern America) Inc. ("Sterling") for approximately $6.9 million (including acquisition expenses). The cash consideration was paid through immediately available funds from our working capital. The transaction was accounted for as a purchase and resulted in the initial recording of approximately $7.3 million of goodwill and other intangibles, which is being amortized over an average period of 9.2 years.

      Certain pre-acquisition contingency reserves were established as of the acquisition dates that are subject to adjustment during the "allocation period" in accordance with SFAS 38 "Accounting for Pre-acquisition Contingencies." The fair value of the net assets acquired from BBP and Sterling has been adjusted to reflect the resolution of these contingencies established relating to certain litigation and liabilities associated with acquired contractual commitments.

      The purchase price reallocation resulted in a total reduction to the fair value of the Sterling and BBP acquisitions of approximately $1,573,000 and $214,000 respectively, as well as a corresponding increase to goodwill.

Results of Operations

      The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:


                                                                   Year Ended December 31,
                                                        -------------------------------------------
                                                          2000               2001             2002
                                                        --------           -------          -------
Revenues:

   Software license fees.........................          59.4%             37.9%            25.3%
   Maintenance and service fees..................          37.6              60.2             73.7
   Hardware sales................................           3.0               1.9              1.0
                                                        -------             -----            -----
     Total revenues                                       100.0             100.0            100.0
                                                        -------             -----            -----

Operating Expenses:
   Software license costs.......................            0.5               2.0              1.8
   Maintenance and service costs................           27.0              42.6             44.2
   Hardware Costs...............................            2.4               1.5              0.8
   Research and development.....................           37.0              42.6             36.5
   Selling and marketing, net...................           20.1              22.9             23.7
   General and administrative...................           12.8              20.3             18.1
   Amortization of capitalized software
     development costs..........................             --                --              3.0
   Amortization of acquisition, -
     related goodwill...........................            3.3               3.7               --
Amortization of other acquired
 intangible assets.............................             1.8               1.9              2.3
Provision for doubtful accounts.................            1.5              13.3              3.3
Restructuring expenses..........................             --               5.7              8.2
Non recurring expenses..........................             --               3.3

Total operating expenses........................          106.4             159.8            141.9
                                                        -------             -----            -----
Operating income (loss).........................           (6.4)            (59.8)           (41.9)
Impairment and realized losses on
   available for sale marketable
   securities...................................             --             (17.4)            (0.7)
Financial income, net...........................           11.6               7.4              1.7
                                                       --------           -------          -------
Income (loss) before income taxes...............            5.2             (69.8)           (40.9)
                                                       --------           -------          -------




                                                                   Year Ended December 31,
                                                        -------------------------------------------
                                                          2000               2001             2002
                                                        --------           -------          -------

Income taxes....................................           (0.2)             (0.5)            (0.9)
                                                       --------           -------          -------
Net income (loss)...............................            5.0%            (70.3)%          (41.8)%
                                                       ========           =======          =======



Significant Revenue Information

      The following table presents our consolidated revenues according to the geographical regions to which such revenues are attributable:


                                   2000                       2001                        2002
                                   ----                       ----                        ----
                             TOTAL                      TOTAL                      TOTAL
                           REVENUES    PERCENTAGE     REVENUES    PERCENTAGE      REVENUES    PERCENTAGE
                           --------    ----------     --------    ----------      --------    ----------
Israel                     $   574         1.2%       $   205          0.4%       $   142         0.4%
U.S.A                       27,610        57.5         31,610         70.3         26,272        66.0
Australia                    4,062         8.5             --           --            140         0.4
Switzerland                  6,313        13.2          7,381         16.4          7,801        19.6
Other                        9,389        19.6          5,798         12.9          5,473        13.6
                           -------     -------        -------        -----        -------       -----
                           $47,948       100.0%       $44,994        100.0%       $39,828       100.0%
                           =======     =======        =======        =====        =======       =====


Major Customer

      We derived approximately 17% and 18% of our annual revenues from the license, consulting and maintenance service fees earned in connection with an agreement with a leading international financial institution in 2001 and 2002, respectively. See Item 4B, "Information on the Company -- Business Overview - Customers and Markets." In 2003 we have entered into new orders under this agreement which will likely result in an increase in fees earned from this customer in 2003. We also anticipate that these fees will represent a higher percentage of our total annual revenue in 2003 as compared to 2002. A failure of the bank to enter into or proceed with such orders could have a material adverse effect on our business, financial condition and results of operations.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Software License Fees. Software license fees consist of revenues derived from software license agreements we enter into with our customers. Software license fees decreased by $6,999,000, or 41%, to $10,068,000 in the year ended December 31, 2002 from $17,067,000 for the year ended December 31, 2000. The decrease is primarily attributable to lengthening sales cycles and more cautious spending on the part of the information technology departments of financial institutions.

      Maintenance and Services Fees. Maintenance and services fees include revenues derived from maintenance contracts, installation and training fees, service bureau fees, consulting fees, certification fees and related items. We generally receive a contract for maintenance and services at the time a contract for the license is entered into. Maintenance and services fees increased by $2,270,000, or 8%, to $29,355,000 in the year ended December 31, 2002 from
$27,085,000 in the year ended December 31, 2001. The increase is commensurate with the increase in software licenses (and corresponding license fees) under maintenance and the increase in the services provided under large projects for top-tiered customers.

      Hardware Sales. Hardware sales consist of the reselling of third-party hardware in connection with the licensing and installation of our software. Hardware sales decreased by $437,000, or 52%, to $405,000 for the year ended December 31, 2002 from $842,000 in the year ended December 31, 2001. The decrease in hardware sales is attributable to a decrease in the number of software license transactions in connection with which the customer also purchased hardware through us.

      Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. Software license costs decreased by $193,000, or 22%, to $703,000 in the year ended December 31, 2002, from $896,000 in the year ended December 31, 2001. The decrease in costs is primarily due to a decrease in royalty payments and third-party embedded software costs.

      Maintenance and Services Costs. Maintenance and services costs consist primarily of personnel costs, telephone support costs and other costs related to the provision of maintenance, service bureau and professional services. Maintenance and services costs decreased by $1,541,000 or 8.0% to $17,612,000 in the year ended December 31, 2002, from $19,153,000 in the year ended December 31, 2001. The decrease in costs is principally due to the cost cutting measures we undertook during 2001 and 2002 which resulted in a reduction in personnel and personnel related expenses.

      Hardware Costs. Hardware costs consist primarily of our cost of computer hardware resold to our customers. The cost of hardware sales decreased by $369,000, or 53.8%, to $317,000 in the year ended December 31, 2002 from $686,000 in the year ended December 31, 2001. The reduction in costs is commensurate with the decrease in hardware sales. Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. Software development expenses decreased by $4,660,000, or 24.3%, to $14,525,000 in the year ended December 31, 2002, from $19,185,000 in the year ended December 31, 2001. These amounts exclude $5,901,000 of capitalized costs in the year ended December 31, 2001, incurred for the development of our Global PAYplus product. We did not capitalize any software development costs in 2002. The decrease in costs is principally due to the cost cutting measures we undertook during 2001 and 2002, which resulted in a reduction in personnel and personnel related expenses.

      Selling and Marketing, Net. Selling and marketing expenses decreased by $872,000, or 8.4%, to $9,453,000 in the year ended December 31, 2002 from
$10,325,000 in the year ended December 31, 2001. Selling and marketing expenses as a percentage of revenues increased slightly to 23.7% in the year ended December 31, 2002 from 22.9% in the year ended December 31, 2001. The reduction in sales and marketing expenses was principally due to a reduction in marketing programs as well as lower sales costs associated with the reduced revenues.

      General and Administrative. General and administrative expenses decreased by $1,886,000, or 20.7%, to $7,230,000 in the year ended December 31, 2002 from
$9,116,000 in the year ended December 31, 2001. This decrease is due to the headcount reduction of general and administrative personnel and decreases in professional and consulting fees.

      Amortization of Capitalized Software Development Costs. In 2002 we started amortizing capitalized software development costs, which were incurred through December 31, 2001 in connection with our Global PAYplus product. For the year ended December 31, 2002 amortization costs amounted to $1,182,000 compared to zero in the year ended December 31, 2001.

      Amortization of Acquisition-Related Goodwill and other Acquired Intangible Assets. In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, effective January 1, 2002, but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The adoption of SFAS No. 142 resulted in a reduction of amortization expenses in the amount of approximately $1,663,000 in the year ended December 31, 2002 compared to the year ended December 31,2001. Amortization expenses relating to other acquired intangible assets increased $49,000, or 5.7%, from $862,000 in the year ended December 31, 2001 to $911,000 in the year ended December 31, 2002.

      Provision for Doubtful Accounts. Management's assessment for uncertainties of outstanding debts collectibility resulted in a provision for doubtful accounts totaling $1,335,000 for the year ended December 31, 2002. Of this amount, $860,000 related to a settlement of a dispute with one customer. In 2001 the provision for doubtful accounts amounted to $5,966,000.

      Restructuring expenses. In connection with the three restructuring plans we adopted in 2001 and 2002, we recorded non-recurring expenses totaling $2,573,000 and $3,252,000 in 2001 and 2002, respectively. These non-recurring expenses included: (i) facility closures and related costs in the amount of $1,513,000 in 2001 and $1,794,000 in 2002; (ii) employee termination benefits and related costs in the amount of $790,000 in 2001 and $1,458,000 in 2002 and
(iii) in 2001, property and equipment abandonment in the amount of $270,000. The three plans resulted in the involuntary termination of 89 employees in 2001 and 78 employees in 2002.

      Impairment of Marketable Securities. The charge for impairment and realized losses on available-for-sale marketable securities was $281,000 for the year ended December 31, 2002, as compared to $7,826,000 for the year ended December 31, 2001.

      Financial Income, Net. Net financial income decreased by $2,652,000, or 79.3%, to $691,000 in the year ended December 31, 2002 from $3,343,000 in the year ended December 31, 2001. The decrease of the net financial income is primarily due to a decrease in the interest and dividend rates we earned on our cash, cash equivalents and marketable securities, as well as the decline in the average balances of cash, cash equivalents and marketable securities.

      Income Taxes. Income tax increased $153,000, or 72%, to $365,000 for the year ended December 31, 2002 as compared to $212,000 for the year ended December 31, 2001. The increase was primarily due to the elimination of a deferred tax asset in 2002 and the recording of a deferred tax asset in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Software License Fees. Software license fees decreased by $11,425,000, or 40.1%, to $17,067,000 in the year ended December 31, 2001 from $28,492,000 for the year ended December 31, 2000. The decrease is primarily attributable to lengthening sales cycles and more cautious spending on the part of the information technology departments of financial institutions.

      Maintenance and Services Fees. Maintenance and services fees increased by $9,066,000, or 50.3%, to $27,085,000 in the year ended December 31, 2001 from
$18,019,000 in the year ended December 31, 2000. The increase is commensurate with the increase in software licenses (and corresponding license fees) under maintenance and the increase in the services provided under large projects for top-tiered customers.

      Hardware Sales. Hardware sales decreased by $595,000, or 41.4%, to $842,000 in the year ended December 31, 2001 from $1,437,000 in the year ended December 31, 2000. The decrease in hardware sales is attributable to a decrease in the number of software licenses in connection with which the customer purchased hardware through us.

      Software License Costs. Software license costs increased by $644,000, or 255.6%, to $896,000 in the year ended December 31, 2001, from $252,000 in the year ended December 31, 2000. The increase in costs is primarily due to an increase in third-party embedded software costs and royalties.

      Maintenance and Services Costs. Maintenance and services costs increased by $6,193,000 or 47.8% to $19,153,000 in the year ended December 31, 2001, from
$12,960,000 in the year ended December 31, 2000 due to increased software licenses under maintenance and the increase in the services provided under large projects for top-tiered customers.

      Hardware Costs. The cost of hardware sales decreased by $445,000, or 39.3%, to $686,000 in the year ended December 31, 2001 from $1,131,000 in the year ended December 31, 2000. The decrease in costs is commensurate with the decrease in hardware sales. Software Development. Software development expenses increased by $1,438,000, or 8.1%, to $19,185,000 in the year ended December 31, 2001, from $17,747,000 in the year ended December 31, 2000. These amounts exclude $5,901,000 of capitalized costs in the year ended December 31, 2001, and $1,975,000 of capitalized costs in the year ended December 31, 2000, incurred for the development of the Company's Global PAYplus product. The increase in software development costs is principally related to the development and enhancement of new products such as PAYplus RTGS(TM), PAYplus for CLS(TM), CASHplus(TM), NOSTROPlus(TM) and the Banker suite.

      Selling and Marketing, Net. Selling and marketing expenses increased by $688,000, or 7.1%, to $10,325,000 in the year ended December 31, 2001 from
$9,637,000 in the year ended December 31, 2000. Selling and marketing expenses as a percentage of revenues increased by 2.8% to 22.9% in the year ended December 31, 2001 from 20.1% in the year ended December 31, 2000. This increase as a percentage of revenues is primarily attributable to a decrease in revenues and an increase in expenses resulting from operating the Singapore office and the expanded European operations for the full year.

      General and Administrative. General and administrative expenses increased by $2,983,000, or 48.6%, to $9,116,000 in the year ended December 31, 2001 from
$6,133,000 in the year ended December 31, 2000. This increase is due to the headcount addition of general and administrative personnel an increase in average salaries and an increase in professional and consulting fees.

      Amortization of Acquisition-Related Goodwill and other Intangible Assets. Amortization expense increased by $63,000, or 2.6%, to $2,525,000 for the year ended December 31, 2001 from $2,462,000 for the year ended December 31, 2000. This amortization of goodwill has remained relatively stable.

      Provision for Doubtful Accounts. Management's assessment for uncertainties of outstanding debts collectibility resulted in a provision for doubtful accounts totaling $5,966,000 for the year ended December 31, 2001 compared to $717,000 for the year ended December 31, 2000.

      Non-Recurring Expenses. In connection with the restructuring and integration plan we adopted in the second quarter of 2001, we recorded non-recurring expenses totaling $3,038,000. These non-recurring expenses included: (i) facility closures and related costs in the amount of $1,513,000; (ii) employee termination benefits and related costs in the amount of $790,000; (iii) property and equipment abandonment in the amount of $270,000 and (iv) integration costs in the amount of $465,000. In addition, in the second quarter of 2001 we wrote-off $1,035,000 in connection with the decision not to proceed with the formation of certain entities. For further explanation, see "Other Critical Accounting Policies" in this subsection A of Item 5, above.

      Impairment of Marketable Securities. The charge for impairment of marketable securities was $7,826,000 for the year ended December 31, 2001 as compared to $0 for the year ended December 31, 2000. As of December 31, 2001, due to market conditions the unrealized losses in our marketable securities increased to $7,826,000. Since we believe this decline is not a temporary one, the cost basis of these securities was written down to fair value as a new cost basis.

      Financial Income, Net. Net financial income decreased by $2,199,000, or 40%, to $3,343,000 in the year ended December 31, 2001 from $5,542,000 in the year ended December 31, 2000. The decrease of the financial income is primarily due to a decrease in cash and cash equivalents and marketable securities, as well as interest and dividend rate declines that were earned on such holdings.

Impact of Inflation and Currency Fluctuations; Market Risk

      The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on our profitability of contracts under which we receive payments in dollars or dollar-linked NIS while incurring expenses in NIS linked to the Israeli CPI, unless such inflation is offset by a devaluation of the NIS.

      For some time until 1997, inflation in Israel exceeded the devaluation of the NIS against the dollar, and we experienced increases in the dollar cost of our operations in Israel. This trend was reversed in 1997 and 1998. In 1997, the rate of inflation was 7.0% and the rate of devaluation was 8.8%. In 1998, the rate of inflation was 8.6% and the rate of devaluation was 17.6%. In 1999, Israel experienced inflation at the rate of 1.3% as well as a devaluation of the dollar against the NIS at the rate of 0.2%. In 2000, the rate of inflation was 0% and the rate of devaluation of the dollar against the NIS was at the rate of 2.7%. In 2001, the rate of inflation was 1.4% and the rate of devaluation of the dollar against the NIS was at the rate of 9.3%. In 2002 the rate of inflation was 6.7% and the rate of devaluation of the NIS against the dollar was at the rate of 0.5%.

      A devaluation of the NIS in relation to the dollar would have the effect of decreasing the dollar value of any of our assets that consist of NIS or receivables payable by our customers in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of any expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar would have the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

      Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations, and especially larger periodic devaluations, will have an impact on our profitability and period-to-period comparisons of our results. Such impact is recorded in our financial statements as financial income or expense. To date, we have not engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

B.  Liquidity and Capital Resources.

      We have financed our operations primarily through the sale of equity securities in the amount of approximately $139.7 million including net proceeds from the 1998 initial public offering in the amount of approximately $29.0 million, proceeds from the follow-on 1999 public offering in the amount of approximately $92.3 million and grants from the Government of Israel. As of December 31, 2002, working capital was $44.6 million, of which cash and cash equivalents and marketable securities were $42.5 million.

      Cash flows from operations. Net cash used in operating activities amounted to $1.7 million for the year ended December 31, 2002 as compared to $5.1 million for the year ended December 31, 2001. This decrease of $3.4 million was primarily due to the decrease in our net loss, as well as the net decrease in trade receivables and long-term trade receivables.

      Cash flows from investing activities. Net cash used in investing activities amounted to $12.2 million for the year ended December 31, 2002 as compared to net cash provided from investing activities which amounted to $26.6 million for the year ended December 31, 2001. During the year ended December 31, 2002, proceeds from sales of marketable securities amounted to $5.2 million compared to $33.8 million for the year ended December 31, 2001 while investments in marketable securities amounted to $15.7 million compared to $0.0 million in the year ended December 31, 2001. Purchase of property and equipment declined from $2.3 million for the year ended December 31, 2001 to $1.3 million for the year ended December 31, 2002. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs.

      Cash flows from financing activities. Net cash provided by financing activities was $0.1 million for the year ended December 31, 2002 as compared to $0.3 million for the year ended December 31, 2001. The decrease was due to the decrease in proceeds from the issuance of share capital and exercise of stock options and warrants, net, offset by the purchase of treasury stock in the amount of $88,000 in 2002.

      We believe that cash and cash equivalents and marketable securities (including proceeds from our public offerings) will provide adequate financial resources to finance our current and planned future operations for the foreseeable future. However, in the event that we make one or more acquisitions for consideration consisting of all or a substantial part of our available cash, we might be required to seek external debt or equity financing for such acquisition or acquisitions or to fund subsequent operations.

Effective Corporate Tax Rate

      Our development facility in Israel has been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments. We have derived, and expect to continue to derive, a portion of our income from Approved Enterprise investments. Under the Approved Enterprise program, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our Approved Enterprise investments. We are entitled to a tax exemption for a period of two years commencing in the first year in which such income is earned, subject to certain time restrictions. Our first year of tax exemption was 1998.

      At December 31, 2002, we had net operating loss ("NOL") carry forwards of approximately $46.6 million and $14.6 million in the U.S. and in Israel, respectively. The U.S. NOL carry forwards begin to expire in 2010 through 2017 and the Israeli NOL carry forwards have no expiration. See Note 14 to the Consolidated Financial Statements.

C. Research and Development, Patents and Licenses, etc.

      During 2002, $14,525,000 in current expense charges were made with no capitalized costs. During 2001, the Company incurred $19,185,000 in current expense charges and, in addition, capitalized $5,901,000 in research and development costs relating to its Global PAYplus software. During 2000, the Company incurred $17,747,000 in current expense charges and, in addition, capitalized $1,975,000 in research and development costs relating to its Global PAYplus software.

D.  Trend Information.

      Recently, the worldwide financial services industry has been experiencing a slowdown, resulting in decreases and delays in the procurement and deployment of new technology and services. In addition, many financial information technology firms have experienced, and are continuing to experience, substantial declines in sales and revenues and have incurred significant operating losses. As a result, we experienced a significant decline in revenues in 2001 and 2002.

      Although spending on technology in the financial services industry appears to be poised for an increase, the amount of the increase over the next twenty four months appears to be small and we cannot predict the extent of any impact that it may have on our revenues or results of operations. The slow growth or a lack of growth in the amount of technology spending within our core market sector may result from circumstances unrelated to us or our product offerings and over which we do not have any control. See Item 5A, "Operating and Financial Review and Prospects -- Operating Results."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

      The following table lists the names and ages of the current directors, executive officers and key employees:

                 NAME               AGE    POSITION
                 ----               ---    --------
           Reuven Ben Menachem      42     Chief Executive Officer and Chairman
           Yeoshua Agassi           54     Director
           Rony Ross                57     Director
           Meir Shannie             57     Director
           Gil Weiser               61     Director
           George M. Lieberman      60     Director
           Ben-Zion Zilberfarb      53     Director

           Joseph J. Aulenti        56     Senior Vice President, General
                                           Counsel and Secretary
           Yoram Bibring            45     Chief Financial Officer
           Joseph P. Mazzetti       62     Executive Vice President,
                                           International Sales & Marketing
           Michael Sgroe            47     Chief Operating Officer
           George M. Stetter        57     Executive Vice President of
                                           Corporate and Strategic Planning(1)

           (1) Mr. Stetter resigned his position effective December 31, 2002.

      Reuven Ben Menachem, a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993 and as the Chairman of the Board of Directors of the Company since August 1998. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

      Yeoshua Agassi, has served as a director of Fundtech since July 2001. Since the spring of 2001, Mr. Agassi has served as Executive Vice President of Clal Industries and Investments Ltd. ("CII"), one of Israel's largest investment and holding companies. CII, located in Tel Aviv, Israel, is invested primarily in the industrial and technology sectors and holds a major equity position in Fundtech. In parallel, since September 2001, Mr. Agassi has served as the Chief Executive Officer and President of Scitex Corporation Ltd., a leader in industrial ink jet printing systems and technologies located in Tel Aviv, Israel. During 2000, Mr. Agassi served as the General Manager of Leumicard Ltd., one of Israel's leading credit card providers and servicers located in Bene Brak, Israel. From 1993 until 1998, Mr. Agassi served as the General Manager of Israeli Direct Insurance Company ("IDI"), a direct insurer located in Tel Aviv, Israel, which he co-founded in 1993. Before founding IDI, Mr. Agassi was employed from 1987 until 1992 at The Magen Insurance Company, an insurance company located in Tel Aviv, Israel, most recently as the Vice President of Operations. Mr. Agassi has earned an MBA in Marketing from Bar Ilan University, as well as a B.A. in Economics from Tel Aviv University.

      Rony Ross has served as a Director since February 2002. She is the Executive Chairman and founder of Panorama Software Ltd., a developer and marketer of Business Intelligence and on-line analytical processing (OLAP) systems and has been its CEO since 1993 till 2002. Ms. Ross has over 25 years experience in the Software and Hi-Tech Industry. Ms. Ross is a director of Radcom. She holds a B.Sc. degree in Mathematics and Statistics from Tel Aviv University, an M.B.A. degree from the Recanati Management School of Tel Aviv University and an M.Sc. degree in Computer Science from the Weizmann Institute of Science.

      Meir Shannie has served as a Director since June 2001. Mr. Shannie has served as the Chief Executive Officer and President of CII since January 2001. From 1997 through 2000, Mr. Shannie was a private businessman consulting for a number of business ventures and companies in Israel. From 1982 until 2000, Mr. Shannie served on the Board of Directors of Sano Bruno's Enterprises Ltd., a leading manufacturer of cleaning and home care products located in Hod Hasharon. From 1996 until 2000, Mr. Shannie served on the Board of Directors of Eden Springs Ltd., a manufacturer and distributor of mineral water located in Bene Brak. During 2000, he served on the Board of Directors of Cellcom Israel Ltd., a leading cellular communications provider in Israel located in Herzlia. From 1993 until 1997, Mr. Shannie served as the Chairman of Israeli Direct Insurance Company, a direct insurer located in Tel Aviv, Israel, which he co-founded in 1993. Presently Mr. Shannie serves as Chairman of the Board of Directors of Scitex Corporation Ltd., a holding company focused on digital imaging technologies located in Herzlia and Tel Aviv, as well as on the Boards of Directors of Elite Industries Ltd., a food and candy manufacturer located in Ramat-Gan, American Israeli Paper Mills Ltd., a manufacturer and distributor of paper and paper goods located in Hadera, and ECI Telecom Ltd., a provider of integrated network solutions for digital telecommunications and data transmission systems to network service providers located in Israel, all publicly traded companies. Mr. Shannie has earned both an MBA and a B.A. from Tel Aviv University.

      Gil Weiser, has served as a director of Fundtech since July 2000 and as a consultant to BBP, the Company's indirectly wholly owned Swiss subsidiary since May 2001. Mr. Weiser is presently serving as a director of Tercom, Clicksoft, VKB and Safebit. In addition, Mr. Weiser has served as a director of the Tel Aviv Stock Exchange since January 2001. From 2000 until 2001, Mr. Weiser served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank located in Tel Aviv, Israel. From early 1999 until the Spring 2000, Mr. Weiser served as the General Manager of Hewlett Packard (Israel), a distributor of Hewlett Packard products and services located in Tel Aviv, Israel. Prior to serving as General Manager of Hewlett Packard (Israel), Mr. Weiser served from 1995 until 1998 as President and Chief Executive Officer of Computation and Measurement Systems Ltd. (CMS) located in Tel Aviv, the Israeli representative of Hewlett Packard. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions for complex data operations in heterogeneous computing environments located in Haifa, Israel. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel located in Herzlia, a wholly owned subsidiary of Digital Equipment Corporation. Mr. Weiser has and continues to hold significant public positions including Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center. Presently he serves as Chairman of the Executive Board of Haifa University, one of the leading institutions of higher education in Israel. Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

Currently Serving External Directors

      George M. Lieberman has served as a Director since 1998 and as an external director since 2000. Mr. Lieberman is currently CEO of Gen3 Partners Inc., a technology development firm serving the global 1000 located in Boston, Massachusetts. Since July 2000, Mr. Lieberman has served as the Chief Technology Officer of Verus International Group Limited, a global investment company located in New York, New York. Prior to joining Verus International, during 1999 and 2000, Mr. Lieberman served as Chief Information Officer of WIT Capital Group, a pioneer Internet investment firm located in New York, New York. Prior to joining WIT Capital, Mr. Lieberman was employed by Merrill Lynch & Co., one the world's leading financial institutions, from April 1991 through the end of 1999, most recently serving as First Vice President of Technology Strategy and Planning and as a member of the Merrill Lynch Technology Advisory Board. Mr. Lieberman has more than 30 years of information technology management and development experience across a broad spectrum of industries. He holds two computer-related patents. Mr. Lieberman was also responsible for the development of major systems projects at many other financial industry companies including Citibank and ADP. Mr. Lieberman holds advanced degrees in Industrial Engineering and Operations Research from New York University. Mr. Lieberman is the Chairman of the Corporate Advisory Board of The Institute for Technology and Enterprise part of the Polytechnic University of New York.

      Ben-Zion Zilberfarb has served as an external director since his election to the Board of Directors in January 2002. Dr. Zilberfarb has served as a Professor of Economics since 1988 and head of the A. Meir Center for Banking since the fall of 2000, at Bar-Ilan University located in Ramat-Gan, Israel. Dr. Zilberfarb also served as the Director General of the Ministry of Finance from March 1998 until July 1999 and as Chairman of the Board of Euro-Trade Bank from March 2000 until April 2001. Dr. Zilberfarb has served on various government committees since 1982, including most recently, as a member of the committee to privatize El Al Airlines, and as a member of the U.S. Israel Bi-national Science Foundation. From January 1989 until February 1998, Dr. Zilberfarb served as the Chairman of the Investment Committee of Bank Leumi Provident Funds, a mutual fund located in Tel Aviv, Israel and as a consultant to several other financial institutions and several government and regulatory authorities including the Israel Securities Authority and the Bank of Israel. Presently, Dr. Zilberfarb serves as Chairman of the Board of Directors of Karnit Insurance Co., as well as on the Board of Directors of Partner Communications. Dr. Zilberfarb has earned a Ph.D in Economics from the University of Pennsylvania and both an M.A. and a B.A. in Economics from Bar-Ilan University.

Senior Management

      Joseph Aulenti was appointed Senior Vice President, General Counsel and Secretary of Fundtech on October 1, 2002. Mr. Aulenti previously served as Associate General Counsel since joining Fundtech in August 2001. Prior to joining Fundtech, Mr. Aulenti was engaged in private practice representing information technology companies from October 2000 until August 2001. From May 1995 until October 2000, Mr. Aulenti served as Senior Vice President and Chief Legal Officer of Century Technology Group, Inc., a privately held technology solutions provider located in Falls Church, Virginia. From 1991 to 1995, Mr. Aulenti served as Senior Vice President - Group Counsel of Fiserv, Inc., a leading provider of banking technology solutions located in Milwaukee, Wisconsin. Mr. Aulenti was Senior Vice President and General Counsel of Citicorp Information Resources, Inc., a leading financial information technology solutions provider located in Stamford, Connecticut from January 1986 until it was acquired by Fiserv in June 1991. Mr. Aulenti graduated from the Catholic University of America with a B.A., holds a M.Sc. from the University of Bridgeport and a J.D. from Fordham University.

      Yoram Bibring has served as Chief Financial Officer since joining Fundtech in September 2001. Prior to joining Fundtech, Mr. Bibring served from April 1999 until May 2001 as Chief Financial Officer of ViryaNet, a provider of software solutions to the workforce management market, located in Southborough, Massachusetts. From November 1998 until April 1999, Mr. Bibring served as a Financial Consultant for ViryaNet and others. Prior to joining ViryaNet, Mr. Bibring served from February 1998 until November 1998 as Chief Financial Officer of Americash, Inc., a leading operator of e-cash platforms located in New York, New York, which was sold to American Express. Prior to joining Americash, from January 1990 until January 1998, Mr. Bibring was employed by Geotek Communications, a wireless communications service provider located in Montville, New Jersey, where he served initially as Chief Financial Officer and then as the President of its International Division. Mr. Bibring's extensive financial career also includes several years in public accounting in Israel and the United States. He holds a B.A. in Accounting and Economics from Tel-Aviv University and is a certified public accountant in both Israel and the United States.

      Joseph P. Mazzetti joined Fundtech in November 1994 and is currently serving as EVP Global Sales and Marketing. Prior to joining Fundtech, Mr. Mazzetti was employed from 1992 to 1994 as an Executive Vice President at PRT Corp., a software consulting company located in New York City. From 1984 to 1992, Mr. Mazzetti was employed at Logica Data Architects, a global consulting and systems integration firm located in Waltham, Massachusetts, where he held the position of Executive Vice President of the Financial Products Group with responsibility for the funds transfer, message switching and asset/liability product lines. Mr. Mazzetti has more than 30 years of experience in information technology in the public and private sectors with concentration in the banking and financial institutions market. Mr. Mazzetti holds a M.Sc. in Industrial Engineering from Stevens Institute of Technology and a B.S. in Physics from Georgetown University.

      Michael Sgroe has served as Chief Operating Officer since January of 2003. Mr. Sgroe was President of U.S. Products and Operations from January 2001 to January of 2003 and Senior Vice President and General Manager of the U.S. Payments Division since May 2000, when he joined Fundtech. Prior to joining Fundtech, Mr. Sgroe was employed for over 16 years at Chase Manhattan Bank, a leading financial institution headquartered in New York City, where he served as Vice President with responsibility for developing and deploying high-performance solutions for the bank's Payments and Cash Management businesses. During this period, Mr. Sgroe also served as CIO and Vice President of Technology and Operations for the e-Procurement solutions provider Metiom, an e-commerce start-up with an equity ownership position held by Chase Manhattan Bank. Mr. Sgroe began his career in 1979 at Morgan Guaranty Trust, where he held assignments both in New York and in London. Mr. Sgroe holds a B.A. in Anthropology from the City University of New York.

      George M. Stetter has served as the Executive Vice President of Corporate Marketing and Strategic Planning since joining Fundtech in June 2001. Prior to joining Fundtech, Mr. Stetter was employed by Merrill Lynch & Co., Inc. from June 1987 until April 2001, where he most recently served as First Vice President responsible for global cash management and bank relations. In this position he was responsible for commercial banking relationships and establishment of bank credit facilities. He was instrumental in defining and establishing the policies, procedures and systems that Merrill Lynch implemented to control global cash movements and banking activities. Mr. Stetter is a former chairman of the Association for Financial Professionals ("AFP"), formerly the Treasury Management Association, and also serves on AFP's Payment Advisory Group. He has been a member of cash management advisory boards of Citibank, Chase, Bank of America and Mellon Bank, and is a featured speaker at various industry trade shows including SWIFT's SIBOS conference and AFP's Annual Conference. Mr. Stetter holds a B.A. in Finance from the University of Virginia.

B. Compensation.

      We have entered into an employment agreement with Reuven Ben Menachem which provides for annual review of his compensation by the Compensation Committee and Board of Directors. Mr. Ben Menachem's compensation is also subject to shareholder approval. It also provides for a notification period in the event the agreement is terminated without cause.

      The aggregate remuneration we paid for the year ended December 31, 2002 to our directors, executive officers and former executive officers as a group was $1,191,105 in salaries. In addition, certain officers are provided a car allowance that totaled $58,282.00 for 2002. The Company does not maintain any pension or retirement plans requiring funds to be set aside.

      All directors are reimbursed for their expenses for each board meeting attended. For our external directors, such reimbursement is made in accordance with the applicable provisions of the Companies law. For additional information, please see the discussion set forth under "External Directors," in subsection C of this Item 6.

Directors Compensation

      We do not otherwise currently compensate directors for attending meetings of the Board of Directors or committee meetings of the Board of Directors, but we do reimburse directors for their reasonable travel expenses incurred in connection with attending these meetings. All directors are reimbursed for their expenses as noted above. Directors also receive options to purchase Ordinary Shares as noted below.

Option Grants in Last Fiscal Year

      During 2002, options to purchase 212,000 Ordinary Shares were granted to our directors and executive officers. The weighted average exercise price of these outstanding options was $4.80 per share for directors and $3.55 per share for officers, with vesting over a two to four year period. All options were issued pursuant to the Director's Stock Option Plan and the 1999 Employee Option Plan (the "Option Plans"). Options granted under the director's Stock Option Plan expire five years from the date of grant. Options granted under the 1999 Employee Option Plan expire ten years from the date of grant.

      On July 16, 2002, certain directors and executive officers of Fundtech tendered and irrevocably canceled options to purchase a total of 173,000 Ordinary Shares of Fundtech previously granted to them. On January 17, 2003 we granted to such directors and executive officers 173,000 options in exchange for such tendered options.

C. Board Practices.

      The following table sets forth certain information concerning our current directors and executive officers:


                                                    Commencement of         Termination/Renewal
      Name             Current Office(s) Held           Office                Date of Office
      ----             ----------------------       ----------------        -------------------

Reuven Ben Menachem    Chief Executive Officer      October 28, 2002        2003 Annual Meeting
                       and Chairman

Yeoshua Agassi         Director, Member             October 28, 2002        2003 Annual Meeting
                       Compensation Committee

Rony Ross              Director (independent)       October 28, 2002        2003 Annual Meeting

Meir Shannie           Director                     October 28, 2002        2003 Annual Meeting

Gil Weiser             Director (independent),      October 28, 2002        2003 Annual Meeting
                       Member Audit Committee

George M. Lieberman    Director                     November 30, 2000       2003 Annual Meeting
                       (external/independent),
                       Member Audit and
                       Compensation Committees

Ben-Zion Zilberfarb    Director                     January 10, 2000        2004 Annual Meeting
                       (external/independent),
                       Member Audit and
                       Compensation Committees

Joseph Aulenti         Senior Vice President,       October 1, 2002         Not Applicable
                       General Counsel and
                       Secretary

Yoram Bibring          Chief Financial Officer      September 6, 2001       Not Applicable

Joseph P. Mazzetti     Executive Vice               June 1, 2001            Not Applicable
                       President, International
                       Sales & Marketing

Michael Sgroe          Chief Operating Officer      June 1, 2001            Not Applicable

George M. Stetter      Executive Vice President     February 1, 2001        December 31, 2002 (1)
                       of Corporate and
                       Strategic Planning

      (1) Mr. Stetter resigned his position effective December 31, 2002.

      Our Articles of Association (the "Articles of Association"), provide that, unless otherwise resolved by an ordinary resolution of the General Meeting, our Board of Directors shall consist of not less than five and not more than seven directors. Officers serve at the discretion of the Board of Directors.

      Prior to every annual meeting, the Board of Directors selects a panel of between five and seven persons to be proposed to the shareholders of Fundtech for election as directors. Such individuals, if elected, serve as directors until the next annual meeting. The above does not apply to the nomination of "external" directors under the Companies Law, as explained below. Except for such nominees, no panel of candidates for a directorship may be proposed at an annual meeting unless not less than 72 hours and not more than 42 days prior to the date appointed for the ordinary annual meeting, a notice in writing, signed by shareholders holding at least 10% of our issued and outstanding shares who are entitled to attend and vote at a meeting in respect of which such notice has been sent and is delivered to Fundtech stating that such shareholders intend to propose candidates for such directorships instead of the nominees proposed by the Board of Directors. The directors, other than the "external" directors under the Companies Law, are elected by a resolution at every annual meeting, for a term of office which shall end upon the convening of the first annual shareholder meeting held after the date of their election.

      The Articles of Association provide that a director may appoint, by written notice to Fundtech, any individual to serve as an alternate director, subject to the provisions of the Companies Law. Any alternate director shall have all of the rights and obligations of the appointing director except the power to appoint an alternate for himself or herself. Unless the period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for a period of time concurrent with the term of the appointing director.

      We have no service contracts in place with any of our directors that provide for benefits upon termination of their services as directors.

External Directors

      Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel (i.e., public companies) are required to appoint two independent or "external" directors to their Board of Directors. A person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under such person's control, has, as of the date of the person's election as an external director, or had, during the two years preceding such election, any affiliation with the company, any person or entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes:

      o     an employment relationship;
      o     business or professional relationship maintained on a regular basis;
      o     control; and/or
      o     service as an office holder.

      A person may not serve as an external director if the person's other duties or responsibilities create, or may create, a conflict of interest with the person's responsibilities as an external director or may adversely impact such person's ability to serve as an external director.

      Under the Companies Law, each committee which is authorized to exercise one of the functions of the Board of Directors is required to include at least one external director. The term of an external director is three years and may be extended by the shareholders for an additional three-year term. Until the lapse of two years from termination of service as director, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. The external directors must be elected by the majority of the shareholders in a general meeting. Such majority must either include at least one-third (1/3) of the shares of non-controlling shareholders voting on the matter, or the total shares of non-controlling shareholders voting against the election may not represent more than one percent (1%) of the voting rights in the company.

      George Lieberman and Ben-Zion Zilberfarb currently serve as "external" directors within the meaning prescribed by the Companies Law.

Independent Directors

      The Ordinary Shares offered in our initial public offering are listed for quotation on the NASDAQ National Market and are subject to the rules of the NASDAQ National Market applicable to quoted companies. Under the NASDAQ rules, we are required to appoint a minimum of three independent directors. The independence standard under the NASDAQ rules excludes any person who is a current or former employee of a company as well as the immediate family members of an executive officer of a company. George Lieberman, Gil Weiser, Ben-Zion Zilberfarb and Rony Ross qualify as independent directors and meet the independence standard of the NASDAQ rules.

Duties under the Companies Law

      The Companies Law codifies the fiduciary duties that an "office holder," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the same level of skill with which a reasonable office holder in the same position would act under the same circumstances. This includes a duty to use reasonable means to obtain information on the advisability of a given action brought for such office holder's approval or performed by him by virtue of his position, and all other significant information pertaining to such action. The duty of loyalty requires an office holder to act in good faith and for the company's benefit, and includes avoiding any conflict of interest between the office holder's position in the company and any other position held by him or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors, in certain cases with the prior approval of the Audit Committee, and, with respect to indemnification and insurance of these office holders, also require Audit Committee approval. Arrangements regarding the compensation of directors, regardless of whether to be paid in such director's position as a director or employee of the Company, require the approval of the Audit Committee, Board of Directors and shareholders.

Audit Committee

      Pursuant to the Companies Law, the Board of Directors of a public company must appoint an Audit Committee. The Audit Committee must be comprised of at least three directors, including all of the external directors elected as such in accordance with the requirements of the Companies Law. The Audit Committee may not include the chairman of the Board of Directors, any director we employ or any director who provides significant services to us on a regular basis or a controlling shareholder or his relative. The roles of our audit committee under the Companies Law include identifying irregularities in the management of the company's business and approving related party transactions as required by law. The responsibilities of the audit committee under the NASDAQ rules include, among other things, evaluating the independence of a company's outside auditors.

      In addition to such functions as the audit committee may have under the Companies Law or under the NASDAQ rules, the primary purpose of our audit committee is to assist the board of directors in fulfilling its responsibility to oversee management's conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the company's financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results included on Form 6-K.

      The audit committee must observe the independence of our outside auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, replace our outside auditors.

      In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose.

Internal Auditor

      Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The duty of the internal auditor is to examine, inter alia, whether the company's conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convenes a meeting. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. We have appointed BKR Yarel, Haguel & Co., as the internal auditor.

NASDAQ National Market

      Our Ordinary Shares are listed for quotation on the NASDAQ National Market and we are subject to the rules of the NASDAQ National Market applicable to listed companies. Under the NASDAQ rules companies quoted on NASDAQ are required to have at least three independent directors, maintain an audit committee, all of whose members are independent and adopt an audit committee charter. The responsibilities of the audit committee under the new NASDAQ rules include, among other things, evaluating the independence of a company's outside auditors. In addition, the Audit Committee is responsible for pre-approving all services provided to us by our independent auditors. George Lieberman, Gil Weiser, Ben-Zion Zilberfarb and Rony Ross qualify as independent directors under the current NASDAQ National Market requirements. George Lieberman, Gil Weiser and Ben-Zion Zilberfarb are members of the Audit Committee.

Compensation Committee Interlocks and Insider Participation

      The members of the Compensation Committee for the fiscal year ended December 31, 2002 were Ben-Zion Zilberfarb, George Lieberman and Yeoshua Agassi. No member of the Compensation Committee is an officer or employee of the Company. The responsibilities of the Compensation Committee include administering our stock plans and approving the compensation of our executive officers.

D. Employees.

      As of December 31, 2002, we had 277 employees, of which 172 were located in the United States, 44 were located in Israel, 46 were located in Switzerland, 12 were located in the United Kingdom, 2 were located in Australia and 1 was located in Singapore. Of the 172 employees located in the United States, 64 were employed in software development, 58 were employed in operations, 28 were employed in sales and marketing and 22 were employed in administration. Of the 44 employees in Israel, 22 were employed in software development, 15 were employed in operations, 3 were employed in sales and marketing and 4 were employed in administration. Of the 46 employees in Switzerland, 12 were employed in software development, 20 were employed in operations, 7 were employed in sales and marketing and 7 were employed in administration. Of the 12 employees in the United Kingdom, 5 were employed in operations, 7 were employed in sales and marketing and 0 were employed in administration. Of the 2 employees in Australia, 2 were employed in operations and 0 were employed in sales and marketing. Our 1 employee in Singapore was employed in sales and marketing.

      In response to the business slowdown experienced during 2002 and its impact on our revenues, we reduced our number of employees by 78. See Item 5D, "Operating Results and Financial Review and Prospects -- Trend
Information."

      We consider ourselves to have good relations with our employees and have never experienced a labor dispute, strike or work stoppage. Our employees are not represented by a labor union.

      None of our employees are a party to a collective bargaining agreement with us. However, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the workday, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

      As a general practice, although not legally required, we contribute funds on behalf of most of our full-time employees in Israel to an individual insurance policy known as "Managers' Insurance." This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee, provides for payments to the employee upon retirement or death and secures severance pay, if any, to which the employee is legally entitled upon termination of employment. The remaining part of this obligation is presented on our balance sheet as a provision for severance pay. See Note 2(l) to the Consolidated Financial Statements.

      All Israeli employers are required to provide certain increases in wages as partial compensation for increases in the CPI. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers' Association and the Histadrut. Israeli employees and employers also are required to pay pre-determined sums (which include a contribution to national health insurance) to the Israel National Insurance Institute, which provides a range of social security benefits.

E. Share Ownership.

Security Ownership of Directors and Senior Management and Certain Key Employees

      As of May 1, 2003, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was 5,789,108 shares. This number includes beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date. Included in this number are 5,161,197 shares deemed beneficially held by both Yeoshua Agassi and Meir Shannie who are affiliated with Clal Industries and Investments Ltd.

Stock Option Plans

      Fundtech has established five plans for granting options to our employees and one plan for granting options to our directors: the Fundtech Ltd. 1996 Israeli Stock Option Plan for the Employees of Fundtech Ltd. (the "1996 Israel Plan"); the Fundtech Ltd. 1996 Stock Option Plan for Fundtech Corporation (the "1996 U.S. Plan," and together with the 1996 Israel Plan, the "1996 Plans"); the Fundtech Ltd. 1997 Stock Option Plan for Fundtech Corporation (the "1997 U.S. Plan"); the Fundtech Limited the 1997 Israeli Share Option Plan for the Employees of Fundtech Ltd. (the "1997 Israel Plan," and together with the 1997 U.S. Plan, the "1997 Plans"); the Fundtech Ltd. 1999 Employee Option Plan (the "1999 Option Plan"); and the Fundtech Ltd. Directors' Option Plan (the "Directors' Option Plan," and together with the 1996 Plans, the 1997 Plans and the 1999 Option Plan, the "Company Option Plans"). The 1996 Israel Plan and 1996 U.S. Plan have expired. All of the other Company Option Plans are still active

      Pursuant to the Company Option Plans, a total of 2,485,640 options were allocated for grant to employees and directors of Fundtech and its subsidiaries, and an equal number of Ordinary Shares have been reserved for issuance upon the exercise of such options. As of May 1, 2003, 1,698,137 of these options were outstanding, 512,054 of these options had been exercised, and 787,509 options remain available to be granted. On January 17, 2003, we issued 969,311 options pursuant to the Offer To Exchange (as defined below). The following options have been reserved and granted pursuant to the following plans.

1996 Stock Option Plans

      The 1996 Israel Plan was adopted in May 1996 and expired five years later. As of May 1, 2003, 112,504 options had been exercised, no options remained outstanding and no options remained available to be issued under the 1996 Israel Plan.

      The 1996 U.S. Plan was adopted in October 1996 and expired five years later. The options granted under the 1996 U.S. Plan vest over a period of four years and expire five years from the date of grant. As of May 1, 2003, 182,572 options had been exercised, no options remained outstanding and no options remained available to be issued under the 1996 U.S. Plan.

1997 Stock Option Plans

      The 1997 U.S. Plan was adopted in September 1997. The options granted under the 1997 U.S. Plan expire five years from the date of grant and vest as determined by the Compensation Committee at the time of the grant, generally over a period of four years. As of May 1, 2003, 159,905 Ordinary Shares were reserved and allocated to the 1997 U.S. Plan for option grants of which 2,000 options were outstanding and 157,905 options have been exercised. By authorization of the shareholders granted on October 28, 2002, 330,956 options were transferred to the 1999 Plan and no options remain available.

      The 1997 Israel Plan was adopted in December 1997. The options granted under the 1997 Israel Plan expire five years from the date of grant and vest as determined by the Compensation Committee at the time of the grant, generally over a period of four years. As of May 1, 2003, 49,904 Ordinary Shares were reserved and allocated to the 1997 Israel Plan of which 1,250 options were outstanding and 48,654 options have been exercised. By authorization of the shareholders granted on October 28, 2002, 491,814 options were transferred to the 1999 Plan and no options remain available.

1999 Stock Option Plan

      The 1999 Option Plan was adopted in September 1999. The Compensation Committee determines the vesting period and expiration period for options granted under the 1999 Option Plan at the time of the grant. Other than commitments under the Offer to Exchange (see Offer To Exchange/Tender Offer, below), the options generally vest over a period of between three and four years and expire between five and ten years from the date of grant. As of May 1, 2003, 2,155,815 Ordinary Shares were reserved and allocated to the 1999 Option Plan. Of the 2,155,815 options available for grant under the 1999 Option Plan, as of May 1, 2003, 1,048,897 options were outstanding, 10,419 options have been exercised, and 1,036,749 options remain available to be issued.

Directors' Option Plan

      The Directors' Option Plan was adopted in May 1998. The options granted under the Directors' Option Plan generally vest over a period between one and two years and expire five years from the date of grant. As of May 1, 2003, 337,000 Ordinary Shares were reserved and allocated to the Directors' Option Plan. Of the 337,000 options available for grant under the Directors' Option Plan, as of May 1, 2003, 202,500 options were outstanding, no options have been exercised, and 134,500 options remain available to be issued.

Offer To Exchange/Tender Offer

      In June 2002, we initiated an offer to exchange certain options held by certain officers and employees under the 1997 Plans and the 1999 Option Plan (the "Offer To Exchange"). The offer and withdrawal rights expired on July 15, 2002. We were obligated under the Offer to Exchange to grant 969,311 options to our officers and employees who were continuously employed by and on active service with Fundtech or one of its subsidiaries from the date the officers or employees tendered their options through the date on which the new options were granted. We issued the options pursuant to the Offer to Exchange on January 17, 2003.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  Major Shareholders.

      Filings made with the Securities and Exchange Commission between January 1, 2002 and April 30, 2003 reflect that: (i) the percentage of Ordinary Shares held by Clal Industries and Investments Ltd. increased from 33.43% to 36.02% of shares issued and outstanding and (ii) on May 2, 2002, Cannell Capital LLC filed a Schedule 13G to report its ownership of 5.41% of our Ordinary Shares as of April 22, 2002 which subsequently increased to 16.7% as of December 31, 2002.

      88.9% of our Ordinary Shares are held by record holders located in the United States. 38 record holders are in the United States.

      Clal Industries and Investments Ltd. holds 36% of the voting stock of the Company. Please see the beneficial ownership chart set forth below and footnote 1 thereto for further information.

      Our major shareholders do not have voting rights that differ from those of our other shareholders.

      The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of May 1, 2003 for each person or group that we know owns 5% or more of our Ordinary Shares.

                                             NUMBER OF SHARES    PERCENTAGE
                                               BENEFICIALLY     BENEFICIALLY
           NAME OF BENEFICIAL OWNER               OWNED            OWNED*
           ------------------------          ----------------   ------------

               Principal Shareholders
               ----------------------

           Clal Industries and
           Investments Ltd.(1)........           5,161,197         35.9%

           Cannell Capital LLC(2) ....           2,383,800         16.6%

           All directors and executive
           officers as a group (11
           persons)(3)................           5,789,108         39.5%

   * Based on 14,391,534 Ordinary Shares outstanding as of May 1, 2003. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this disclosure are treated as outstanding only for purposes of determining percentage owned by such person or group.

1. As of December 4, 2002, Clal Industries and Investments Ltd. owns 5,161,197 Ordinary Shares. IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Leon Recanati, Oudi Recanati, Elaine Recanati and Judith Yovel Recanati have shared power to vote and dispose of the 5,161,197 Ordinary Shares held by Clal Industries and Investments Ltd. In addition, Mr. Leon Recanati had the sole power to vote and dispose of 3,200 Ordinary Shares.

2. Beneficial ownership consists of 2,383,800 Ordinary Shares held by investment advisory clients who have granted Cannell Capital LLC, for which J. Carlo Cannell is the Managing Member, discretionary authority to buy, sell and vote shares. Shares are held by The Anegada Fund Limited (572,000 Ordinary Shares); The Cuttyhunk Fund Limited (477,700 Ordinary Shares); Tonga Partners, L.P. (990,700 Ordinary Shares); GS Cannell Portfolio, LLC (235,200 Ordinary Shares); Pleiades Investment Partners, L.P. (108,200 Ordinary Shares). The address of Cannell Capital LLC is 150 California Street, Fifth Floor, San Francisco, CA 99111.

3. This number includes 5,161,197 Ordinary Shares deemed beneficially owned by Yeoshua Agassi and Meir Shannie who are affiliated with Clal Industries and Investments Ltd.

      We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days. Applicable percentage ownership in the table set forth above is based on 14,391,534 Ordinary Shares outstanding as of May 1, 2003.

B. Related Party Transactions.

      Gil Weiser, a member of the Board of Directors, receives $2,200 per month to provide consulting services and serve as the Chairman of the Executive Committee of BBP, our indirectly wholly owned Swiss subsidiary. This consulting agreement expires March 2004, unless extended by the Audit Committee or unless previously terminated by either party upon thirty (30) days advanced written notice to the other. This agreement was approved by the Audit Committee, the Board of Directors and the shareholders.

Insurance

      We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care.

      Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he or she performed in his or her capacity as an office holder in relation to:

      o     a breach of his/her duty of care to us or to another person;

      o a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or

      o a financial liability imposed upon him/her in favor of another person.

Indemnification

      We previously undertook to undertake to indemnify in advance our directors and office holders for the breach of his or her duty of care to the fullest extent permitted by the Companies Law.

      Under Section 260(B) of the Companies Law, a company is entitled to undertake in advance to indemnify an office holder for the breach of his or her duty of care, provided that the articles of association of the company permit such indemnification in advance and further provided that such indemnification shall be limited to the type of events that, in the discretion of the Board of Directors of the company, may be anticipated at such time of undertaking and that such undertaking shall be limited to an amount which the Board of Directors deems reasonable in light of the applicable circumstances. These are specifically limited in their scope by Section 263 of the Companies Law, which provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any liability incurred as a result of the following: (a) a breach by the office holder of his fiduciary duty unless he acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his duty of care if such breach was done intentionally or recklessly; (c) any act or omission done with the intent to derive an unlawful personal benefit; or (d) any fine levied against such office holder. In addition, under Section 259 of the Companies Law a company may exempt an office holder from his duty of care to the company, in whole or in part and subject to the limitations of Section 263 of the Companies Law described above, provided that such actions are authorized by the company's articles of association.

C. Interests of Experts and Counsel.

      Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

      The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2000, 2001 and 2002, together with the report of the independent auditors thereon, are presented under Item 18 of this report:


         Report of Independent Auditors

         Consolidated Balance Sheets

         Consolidated Statements of Operations

         Statements of Changes in Shareholders' Equity

         Consolidated Statements of Cash Flows

         Notes to Consolidated Financial Statements

Legal Proceedings

      We are not a party to any litigation or legal proceeding, either in Israel or abroad, and are not aware of any other pending or threatened litigation that we believe may have a material adverse effect on us or our business.

Dividend Distribution Policy

      We intend to retain all future earnings for use in the development of our business and do not anticipate paying cash dividends in the foreseeable future. If we declare cash dividends, they could be taxable to the recipient. Because we have received benefits under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), payment of cash dividends during the exemption period granted under the Investment Law will subject that portion of our income derived from the Approved Enterprise status granted to us under the Investment Law to Israeli taxes to which the income would not otherwise be subject. We intend to reinvest the amount of the tax-exempt income derived from our "Approved Enterprises" status permanently and not to distribute such income as dividends.

      Under the Israeli Companies Law, dividends may be paid by an Israeli company only out of its profits, as defined in such law. Under the Companies Law, a company's Board of Directors has the general authority to distribute dividends to the shareholders out of profits referred to above, and a company may determine in its Articles of Association that dividends may be approved: (i) by the general meeting, following a recommendation of the Board of Directors (the shareholders may reduce, but not increase, the dividends recommended by the Board of Directors), (ii) by the Board of Directors, after the shareholders have approved the maximum amount of dividends which may be distributed and (iii) in any other manner detailed in a company's Articles of Association, provided that the company's Board of Directors shall determine that such distribution complies with the provisions of the Companies Law. In the event we pay dividends, it is anticipated that any dividends paid to non-residents of Israel would be paid in NIS.

B.  Significant Changes.

      None

ITEM 9.  THE OFFER AND LISTING.

Market Price Information

      Our Ordinary Shares are quoted on the NASDAQ National Market under the symbol "FNDT". Prior to July 28, 1999, our symbol was "FNDTF." The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

                                                        HIGH         LOW
                                                        ----         ---
                    1998                               24 5/8       8 3/4
                    1999                               44 1/4      10 9/16
                    2000                               41 5/8      14 5/16
                    2001                              18 1/25        3.42
                    2002                                5.24         3.04

                    2001
                      First Quarter                    18.125        5.813
                      Second Quarter                   11.34        5.658
                      Third Quarter                     7.50         4.52
                      Fourth Quarter                    5.36         3.42

                    2002
                      First Quarter                     5.24         3.54
                      Second Quarter                    4.58         3.61
                      Third Quarter                     4.00         3.04
                      Fourth Quarter                    4.35         3.19

                    2003                                4.20         3.38
                      First Quarter

                                       Most recent six months
                                       ----------------------
                    December 2002                       4.30         3.28
                    January 2003                        4.20         3.92
                    February 2003                       3.98         3.66
                    March 2003                          3.80         3.38
                    April 2003                          3.98         3.30
                    May 2003                            5.52         4.40


      On May 1, 2003, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ National Market, was $4.40 per share. As of May 1, 2003, we had 55 shareholders of record. We believe that the number of beneficial owners of the Ordinary Shares is approximately 1,360.

ITEM 10.  ADDITIONAL INFORMATION.

A.  Share Capital.

      Not Applicable.

B.  Memorandum and Articles of Association.

Company's objectives

      The Company's objectives, as set forth in our Articles of Association, are to carry on any business and do any act which is not prohibited by law. We may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

Directors

      Any director is entitled to vote in a meeting of our Board of Directors, except that a director who has a personal interest in an "extraordinary transaction" (as defined below) which is considered at a meeting of our Board of Directors, may not be present at this meeting or vote on this matter. An "extraordinary transaction" is defined in the Companies Law as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) that is likely to have a material impact on the Company's profitability, assets or liabilities.

      A quorum at a meeting of our Board of Directors shall be constituted by the presence in person, by alternate or by telephone or similar communication equipment, of a majority of the directors then in office who are lawfully entitled to participate and vote at the meeting.

      If within one-half hour (or within such longer time not to exceed one (1) hour, as the Chairman of the meeting, at his discretion, may decide) from the time appointed for the convening of the board meeting, a quorum is not present, the board meeting shall stand adjourned to the same day in the next week at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday). If, at such adjourned board meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, the directors present, in person, by alternate or by telephone or similar communication equipment who are lawfully entitled to participate and vote at such meeting, shall be a quorum.

      Our business is managed by the Board of Directors, which may exercise all such company powers and perform on our behalf all such acts as are not, by the Companies Law or by our Articles of Association, required to be exercised or performed through a general meeting of our shareholders. Our Articles of Association provide that the Board of Directors may from time to time, at its discretion, cause us to borrow or secure the payment of any sum or sums of money for the Company's purposes, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking of the whole or any part of our property, both present and future, including its uncalled or called but unpaid capital for the time being.

      There is no age limit as to the ability of individuals to serve as members of our Board of Directors.

      A director is not required to hold our shares as a condition to his nomination or election as a director.

Rights attached to our shares

      All dividends shall be declared by our Board of Directors and paid in proportion to the amount paid up on account of the nominal value of the Ordinary Shares in respect of which the dividend is being paid. As regards to Ordinary Shares not fully paid throughout the period in respect of which the dividend is paid, dividends in respect thereto shall be apportioned and paid pro rata according to amounts deemed under our Articles of Association to be paid up on account of the nominal value of such shares during any portion or portions of the period in respect of which the dividend is paid.

      Under our Articles of Association, every shareholder who is present, in person, by proxy, or by written ballot or is deemed under the Companies Law to be present at a general meeting of the shareholders, shall be entitled to one vote for each Ordinary Share of which he or she is the holder.

      The distribution of dividends is under the discretion of our Board of Directors, which is under no obligation to distribute dividends to our shareholders out of the Company's profits.

      Upon liquidation, all available surplus, after payments of all debts, shall be distributed to our shareholders on a pro-rata basis.

Changes of rights attached to our shares

      Changes to the rights attached to our Ordinary Shares require the approval of shareholders present, in person, by proxy, or by written ballot, or deemed under the Companies Law to be present, holding greater than fifty percent (50%) of the total voting power attached to the Ordinary Shares whose holders were present, in person, by proxy, or by written ballot, or deemed under the Companies Law to be present, at such general meeting, and voted thereon. If, at any time, the share capital of the Company is divided into different classes of shares, the right attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied only upon consent of a separate general meeting of the holders of the shares of that class and the provisions of our Articles of Association relating to general meetings shall apply to every such separate general meeting. The enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed to vary, modify or abrogate the rights attached to previously issued shares of such class or of any other class of shares.

General Meetings

      We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than the annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call for a general meeting whenever it sees fit, and, under the Companies Law, is required to call a general meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least, thirty-three and one-third percent (33 1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one (1) hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

Ownership of Our Shares

      Our Articles of Association and the laws of the State of Israel do not restrict in anyway the ownership or voting of our shares by non-residents of Israel.

Change of Control

      Our Articles of Association do not contain specific provisions intended to delay, defer or prevent a change of control.

C.  Material Contracts.

      We have no material contracts which have been entered into outside the ordinary course of business in the past two years.

D.  Exchange Controls.

      Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the Ordinary Shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

      Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents of Israel.

E.  Taxation.

United States Federal Income Tax Considerations

      Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our Ordinary Shares. A "U.S. Holder" means a holder of our Ordinary Shares who is:

      o     a citizen or resident of the United States;

      o a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

      o an estate, the income of which is subject to United States federal income tax regardless of its source; or

      o a trust, (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

      This discussion considers only U.S. Holders that will own their Ordinary Shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase Ordinary Shares.

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Various legislative proposals are currently under consideration. Under such proposals, among other things, certain dividends would be excluded from income and individual income tax rates on ordinary income would be reduced. It is not clear at this time whether, or in what form, any of such legislative proposals (or other proposals) will be enacted, what the effective date of any such changes would be, and what other changes would be made that could further affect the tax consequences discussed herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. holder in light of such Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including Holders that :

      o     are broker-dealers or insurance companies;

      o     have elected mark-to-market accounting;

      o     are tax-exempt organizations or retirement plans;

      o     are financial institutions or "financial services entities";

      o hold Ordinary Shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

      o acquired their shares upon the exercise of employee stock options or otherwise as compensation;

      o hold their shares through partnerships or other pass-through entities;

      o own directly, indirectly or by attribution at least 10% of our voting power; or

      o     have a functional currency that is not the U.S. dollar.

      In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate tax.

      Each holder of Ordinary Shares is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person's particular circumstances.

Taxation of Ordinary Shares

      Taxation of Dividends Paid On Ordinary Shares. A U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on Ordinary Shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in our Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

      Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any Israeli taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

      U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

      Taxation of the Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in such Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

      Anti-Deferral Regimes. Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. Holders (or to the direct or indirect beneficial owners of some non-U.S. Holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes, as well as their interaction with each other, are complex, and holders should consult their tax advisers with respect to any impact these regimes may have on the tax consequences of their ownership of our shares.

      Foreign Personal Holding Company Status. If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from our subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Ordinary Shares would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

      Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of our stock, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex rules including the required inclusion by such 10% U.S. Holders in income of their pro rata share of our "Subpart F income" (as defined by the Code) and our earnings invested in "U.S. property" (as defined by
Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of our Ordinary Shares, gain from the sale or exchange of our Ordinary Shares by a 10% U.S. Holder is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. If we were a CFC, we would not be a passive foreign investment company, as discussed below, with regard to any such 10% U.S. Holder. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

      Passive Foreign Investment Company Status. We would be a passive foreign investment company (a "PFIC") for 2002 if (taking into account certain "look-through" rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent. As discussed below, we believe that we were not a PFIC for 2002.

      If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of Ordinary Shares (including gain deemed recognized if the Ordinary Shares are used as security for a loan) and upon receipt of certain distributions with respect to Ordinary Shares as if such income had been recognized ratably over the U.S. Holder's holding period for the Ordinary Shares. The U.S. Holder's income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our Ordinary Shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent's basis, if lower.

      As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a "qualified electing fund" (a "QEF"), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder's adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

      As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on discussions with our advisors, we believe that we were not a passive foreign investment company for our tax year ended December 31, 2002. However, there can be no assurance that the Internal Revenue Service will not challenge this conclusion. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2003 or in subsequent years. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2003, 2002 or any earlier year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

      Although a U.S. Holder normally is not permitted to make a retroactive QEF election for a foreign corporation, a retroactive election may be made for a taxable year of the U.S. Holder (the "retroactive election year") if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

      U.S. Holders are urged to consult their tax advisors about the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election (or a protective QEF election) or the mark-to market election.

   Tax Consequences for Non-U.S. Holders of Ordinary Shares

      Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. Holder of Ordinary Shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, Ordinary Shares, unless:

      o such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

      o the non-U.S. Holder is an individual who holds the Ordinary Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

      o the non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

      U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on Ordinary Shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 30% with respect to dividends paid on our Ordinary Shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

      A holder of Ordinary Shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the IRS.

      Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, Ordinary Shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

      The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of certain Israeli Government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

      Israeli companies are subject to corporate tax at the rate of 36%. However, the effective rate of tax of a company that derives income from an "approved enterprise" (as referred to below) may be considerably lower. See "Law for the Encouragement of Capital Investments, 1959" in this Item 10E, below.

Law for the Encouragement of Industry (Taxes), 1969

      We currently qualify as an "industrial company" under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). A company qualifies as an "industrial company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (other than income from certain types of loans, capital gains, interest and dividends), is derived from industrial enterprises owned by that company. An "industrial enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity.

      Under the Industry Encouragement Law, an industrial company is entitled to deduct the purchase price of patents and certain other intangible property rights (other than goodwill) over a period of eight years, beginning with the year in which such rights were first used.

      An industrial company may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date of commencement of operation and the number of work shifts. An industrial company owning an approved enterprise may choose between such special depreciation rates and the depreciation rates available to approved enterprises.

      Qualification as an industrial company under the Industry Encouragement Law is not conditioned upon the receipt of prior approval from any Israel government authority. No assurance can be given that we will continue to qualify as an industrial company or that we will, in the future, be able to take advantage of any tax benefits available to industrial companies.

Law for the Encouragement of Capital Investments, 1959

      An approved enterprise approved after April 1, 1986, may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the approved enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the approved enterprise and the type of approved enterprise. Upon expiration of the exemption period, the approved enterprise would be eligible for the otherwise applicable reduced tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period.

      The reduced corporate tax rate is generally 25%. However, further reductions in tax rates depending on the percentage of the foreign investment in a company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The tax rate is 20% if the foreign investment level is 49% or more but less than 74%, 15% if the foreign investment level is 74% or more but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven or ten years for a company whose foreign investment level exceeds 25% from the first year in which the approved enterprise has taxable income. The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced or 14 years from the year of receipt of approved enterprise status.

      We have three approved enterprises. We elected to participate in the alternative benefits program. Since March 1998, following our initial public offering in the United States, we have been a "foreign investors' company," as defined by the Investment Law and we are therefore entitled to a ten year period of benefits (instead of a seven-year period), for enterprises approved after March 1998. The period of benefits of our approved enterprises will expire during the period 2004 through 2014, and is conditioned upon maintaining our approved enterprise status. There can be no assurance that the current benefit program will continue to be available or that we will continue to qualify for such benefits.

      A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including withholding tax thereon) at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% - 25%). The dividend recipient is taxed at the reduced withholding tax rate of 15%, applicable to dividends from the approved enterprises if the dividend is distributed within 12 years after the benefits period or other rate provided under a treaty. The withholding tax rate will be 25% after such period. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply. Tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

      The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a capital investment in eligible facilities may, upon application to the Investment Center, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital resources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

Taxation under Inflationary Conditions

      The Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law"), was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

      The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation's equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

      Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli CPI. We are taxed under this law. The discrepancy between the change in (1) the Israeli CPI and (2) the exchange rate of Israeli currency in relation to the dollar, may in future periods cause significant differences between taxable income and the income measured in dollars as reflected by our financial statements (which are measured in dollars). In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

      The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an approved enterprise, on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of Ordinary Shares who is a U.S. resident (as defined in the treaty) is 25%.

Capital Gains Taxes on Sales of our Ordinary Shares

      Until the end of the year 2002, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

      As a result of the recent tax reform legislation in Israel, gains from the sale of our Ordinary Shares and warrants to purchase our Ordinary Shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15% while our shares are eligible for sale on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985. The Israeli Income Tax Law (Inflation Adjustments) would not normally be applicable to non-resident shareholders who have no business activity in Israel.

      In any event, under the US-Israel Tax Treaty, a US treaty resident may only be liable for Israeli capital gains tax on the sale of our Ordinary Shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

      Israel presently has no estate or gift tax.

F.  Dividend and Paying Agents.

      Not Applicable.

G.  Statement by Experts.

      Not Applicable.

H.  Documents on Display.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

      As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.  Subsidiary Information.

      Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      We do not utilize financial instruments for trading purposes and hold no derivative financial instruments that could expose us to significant market risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

      Not Applicable.


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

      Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES.

      Within 90 days prior to the filing date of this Annual Report on Form 20-F, management, including the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation by the Chief Executive Officer and Chief Financial Officer.

      The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16.  [RESERVED]


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

      Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS.

      The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.  EXHIBITS.

      The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.


 EXHIBIT
 NUMBER      DESCRIPTION OF EXHIBIT
 ------      ----------------------

   1.1       Amended Memorandum of Association of Registrant(1)

   1.2       Amended and Restated Articles of Association of  Registrant(1)

   2.1       Form of Ordinary Share Certificate(1)

   2.2       Form of Registration Rights(1)

   4.1 Fundtech Ltd. 1996 Employee Stock Option Plan for the Employees of Fundtech Ltd. and the Employees of Fundtech Corp.(1)

   4.2       Fundtech Ltd. 1997 Stock Option Plan for Fundtech Corporation(1)

   4.3 Fundtech Ltd. December 1997 Israeli Share Option Plan (English summary)(1)

   4.4       Fundtech Ltd. 1999 Employee Option Plan(3)

   4.5       Fundtech Ltd. Directors Option Plan(4)

   4.6 Grant Approvals issued by the Marketing Fund to Fundtech (English summary)(1)

   4.7 Employment Agreement between Reuven Ben Menachem and Fundtech Corporation, dated November 25, 1997(2)

   4.8 Lease Agreement relating to Fundtech's Facility in Ramat-Gan, Israel (English summary)(2)

   4.9       Lease Agreement relating to Fundtech's Facility in Norcross,
             Georgia(2)

   4.10 Lease Agreement relating to Fundtech's Facility in Jersey City, New Jersey*

   4.11 Lease Agreement relating to Fundtech's Facility in Burlington, Massachusetts*

   8         Subsidiaries of Registrant*

   10.1      Consent of Brightman Almagor & Co.*

   10.2      Certification pursuant to Section 906 of the Sarbanes-Oxley Act of
             2002*

   10.3      Certification pursuant to Section 906 of the Sarbanes-Oxley Act of
             2002*

----------------

(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form F-1, as amended, dated March 13, 1998, and incorporated herein by reference.
(2) Previously filed as an exhibit to the Registrant's Report on Form 10-K, dated March 30, 1999, and incorporated herein by reference.
(3) Previously filed as an annex to the Registrant's Proxy Statement, dated August 23, 1999.
(4) Previously filed as Exhibit to the Registrant's Registration Statement on Form S-8, as amended (Commission Registration No. 333-9380), and incorporated herein by reference.
*     Filed herewith.

                                  FUNDTECH LTD.
                                  -------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                                      INDEX


                                                                       Page
                                                                    ----------

Report of Independent Auditors                                          F-1

Consolidated Financial Statements:

Balance Sheets
as of December 31, 2002 and 2001                                     F-2 - F-3

Statements of Operations
for the years ended December 31, 2002, 2001 and 2000                    F-4

Statements of Changes in Shareholders' Equity
for the years ended December 31, 2002, 2001 and 2000                 F-5 - F-6

Statements of Cash Flows
for the years ended December 31, 2002, 2001 and 2000                 F-7 - F-8

Notes to Financial Statements                                        F-9 - F-28

Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.co.il



REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
Fundtech Ltd.

We have audited the accompanying consolidated balance sheet of Fundtech Ltd. ("the Company") and its subsidiaries at December 31, 2002 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2002 and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu


Tel Aviv, Israel February 12, 2003


                                  FUNDTECH LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                                                   December 31,
                                                                             ------------------------
                                                                              2 0 0 2         2 0 0 1
                                                                             ---------       --------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                  $ 26,571       $ 39,923
   Marketable securities (Note 3)                                               15,925          5,462
   Trade receivables (net of allowance for doubtful
     accounts of $ 3,551 and $ 5,005 at December 31, 2002
     and 2001, respectively) (Note 4)                                           13,386         18,193
   Other accounts receivable and prepaid expenses                                1,208          1,406
   Inventories                                                                      48             24
                                                                              --------       --------

    Total current assets                                                        57,138         65,008
                                                                              --------       --------

LONG-TERM ASSETS
   Severance pay fund                                                              474            413
   Long - term trade receivables (net of allowance for
     doubtful accounts of $961 at December 31, 2002 and 2001)
     (Note 5)                                                                    1,497          2,679
   Long term deposits                                                            1,027            607
   Property and equipment, net (Note 6)                                          7,265          9,276
   Other assets, net (Note 7)                                                   21,979         24,073
                                                                              --------       --------

    Total long-term assets                                                      32,242         37,048
                                                                              --------       --------

                                                                              ________       ________
                                                                              $ 89,380       $102,056
                                                                              ========       ========


    The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                               (except share data)


                                                                                 December 31,
                                                                            ---------------------
                                                                             2 0 0 2      2 0 0 1
                                                                            ---------    ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Trade payables                                                           $   1,221    $   2,254
   Deferred revenues                                                            4,959        1,389
   Accrued restructuring expenses (Note 9b)                                     1,523          634
   Employees and payroll accruals                                               1,496        2,393
   Other accounts payable and accrued expenses (Note 8)                         3,309        3,132
                                                                              -------    ---------

      Total current liabilities                                                12,508        9,802
                                                                              -------    ---------

LONG-TERM LIABILITIES
   Accrued severance pay                                                          527          506
   Accrued restructuring expenses (Note 9b)                                     1,179          528
                                                                              -------    ---------

      Total long-term liabilities                                               1,706        1,034
                                                                              -------    ---------
                                                                              _______    _________
      Total liabilities                                                        14,214       10,836
                                                                              -------    ---------

COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12)
   Share capital:
   Ordinary shares of NIS 0.01 par value: Authorized: 19,949,998 shares as of December 31, 2002 and 2001; Issued and
     outstanding:14,321,452 and 14,278,096 shares at
     December 31, 2002 and 2001, respectively                                      43           43
   Deferred shares of NIS 0.01 par value: Authorized, issued
     and outstanding: 50,002 shares at December 31, 2002 and 2001            (*)    -     (*)    -
   Additional paid-in capital                                                 139,851      139,708
   Accumulated other comprehensive loss                                          (602)      (1,140)
   Accumulated deficit                                                        (64,038)     (47,391)
                                                                              -------    ---------
                                                                               75,254       91,220

   Treasury shares at cost, 21,500 shares at December 31, 2002                    (88)           -
                                                                              -------    ---------

      Total shareholders' equity                                               75,166       91,220
                                                                              -------    ---------

                                                                              $89,380    $ 102,056
                                                                              =======    =========

(*) Represents an amount lower than $ 1.


     The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)
                             (except per share data)

                                                                                 Year ended December 31,
                                                                           ------------------------------------
                                                                            2 0 0 2       2 0 0 1       2 0 0 0
                                                                           --------      --------      --------

Revenues (Note 15)

   Software license fees                                                   $ 10,068      $ 17,067      $ 28,492
   Maintenance and services fees                                             29,355        27,085        18,019
   Hardware sales                                                               405           842         1,437
                                                                           --------      --------      --------

      Total revenues                                                         39,828        44,994        47,948
                                                                           --------      --------      --------

Operating Expenses

   Software license costs                                                       703           896           252
   Maintenance and services costs                                            17,612        19,153        12,960
   Hardware costs                                                               317           686         1,131
   Research and development                                                  14,525        19,185        17,747
   Selling and marketing, net                                                 9,453        10,325         9,637
   General and administrative                                                 7,230         9,116         6,133
   Amortization of capitalized software development costs                     1,182             -             -
   Amortization of acquisition-related goodwill                                   -         1,663         1,597
   Amortization of other acquired intangibles assets                            911           862           865
   Provision for doubtful accounts                                            1,335         5,966           717
   Restructuring expenses (Note 9a)                                           3,252         2,573             -
   Non recurring expenses (Note 10)                                               -         1,500             -
                                                                           --------      --------      --------

      Total operating expenses                                               56,520        71,925        51,039
                                                                           --------      --------      --------
                                                                           ________      ________      ________

   Operating loss                                                           (16,692)      (26,931)       (3,091)
   Impairment and realized losses on available for sale
          marketable securities (Note 3)                                       (281)       (7,826)            -
   Financial Income, net (Note 16)                                              691         3,343         5,542
                                                                           --------      --------      --------

   Income (loss) before income taxes                                        (16,282)      (31,414)        2,451

   Income taxes                                                                (365)         (212)          (74)
                                                                           --------      --------      --------
   Net income (loss)                                                       $(16,647)     $(31,626)     $  2,377
                                                                           ========      ========      ========

      Basic earnings (loss) per share (Note 13)                            $  (1.16)     $  (2.22)     $   0.17
                                                                           ========      ========      ========

      Diluted earnings (loss) per share                                    $  (1.16)     $  (2.22)     $   0.16
                                                                           ========      ========      ========

          The accompanying notes are an integral part of the consolidated financial statements.


                                                             FUNDTECH LTD.
                                        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                            (In thousands)
                                                          (except share data)


                                                     Ordinary shares            Deferred shares          Additional        Deferred
                                                 ----------------------        -----------------         paid-in        Stock-based
                                                   Shares       Amount         Shares     Amount         capital       compensation
                                                 ----------     -------        ------     ------        ----------     ------------

Balance as of January 1, 2000                    13,951,582      $   42        50,002     (*)     -      $137,997       $  (147)
Exercise of stock options, net                      192,892     (*)   -             -             -           966             -
Exercise of warrants, net                            40,000     (*)   -             -             -           520             -
Amortization of deferred stock-based
     Compensation                                         -           -             -             -             -            52
Forfeiture of stock options                               -           -             -             -           (63)           63
Comprehensive loss:
   Foreign currency translation adjustments               -           -             -             -             -             -
   Unrealized losses on available- for-sale
        marketable securities, net                        -           -             -             -             -             -
   Net income                                             -           -             -             -             -             -
                                                 ----------     -------      --------     ---------      --------       -------

     Total comprehensive loss

Balance as of December 31, 2000                  14,184,474          42        50,002     (*)     -       139,420           (32)
Exercise of stock options                            93,622           1             -             -           288             -
Amortization of deferred stock-based
     compensation                                         -           -             -             -             -            32
Comprehensive loss:
   Foreign currency translation adjustments               -           -             -             -             -             -
   Unrealized losses on available-for-sale
        marketable securities, net                        -           -             -             -             -             -
   Realization of losses on available-for-
        sale marketable securities                        -           -             -             -             -             -
Net loss                                                  -           -             -             -             -             -
                                                -----------    --------      --------     ---------      --------      --------

     Total comprehensive loss

Balance as of December 31, 2001                  14,278,096          43        50,002     (*)     -       139,708             -


                                                          Accumulated
                                                             other                                 Total          Total
                                            Treasury     comprehensive      Accumulated        comprehensive   shareholders'
                                             shares          loss            deficit               Loss           equity
                                            --------     -------------     -----------        -------------    ------------


Balance as of January 1, 2000               $     -         $ (1,156)        $ (18,142)               -        $ 118,594
Exercise of stock options, net                    -                 -                -                -              966
Exercise of warrants, net                         -                 -                -                -              520
Amortization of deferred stock-based
     Compensation                                 -                 -                -                -               52
Forfeiture of stock options                       -                 -                -                -                -
Comprehensive loss:
   Foreign currency translation adjustments       -              (465)               -         $   (465)            (465)
   Unrealized losses on available-for-sale
        marketable securities, net                -            (2,330)               -           (2,330)          (2,330)
   Net income                                     -                 -            2,377            2,377            2,377
                                            -------        ----------      -----------        ---------         --------

     Total comprehensive loss                                                                  $   (418)
                                                                                               ========

Balance as of December 31, 2000                   -            (3,951)         (15,765)               -          119,714
Exercise of stock options                         -                 -                -                -              289
Amortization of deferred stock-based
     compensation                                 -                 -                -                -               32
Comprehensive loss:
   Foreign currency translation adjustments       -              (225)               -         $   (225)            (225)
   Unrealized losses on available-for-sale
        marketable securities, net                -            (4,790)               -           (4,790)          (4,790)
   Realization of losses on available-for-
        sale marketable securities                -             7,826                -            7,826            7,826
Net loss                                          -                 -          (31,626)         (31,626)         (31,626)
                                            -------        ----------      -----------        ---------         --------

     Total comprehensive loss                                                                 $ (28,815)
                                                                                              =========
Balance as of December 31, 2001                   -            (1,140)         (47,391)                           91,220


(*) Represents an amount lower than $ 1.


                   The accompanying notes are an integral part of the consolidated financial statements.


                                                   FUNDTECH LTD.
                               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                   (In thousands)
                                                 (except share data)


                                                 Ordinary shares          Deferred shares       Additional     Deferred
                                             ------------------------    ------------------      paid-in     Stock-based
                                               Shares         Amount     Shares      Amount      capital     compensation
                                             ----------      --------    -------     ------     ----------   ------------


Balance as of December 31, 2001              14,278,096      $   43      50,002     (*)    -     $139,708      $      -
Exercise of stock options                        64,856           -           -            -          143             -
Purchase of treasury shares                     (21,500)          -           -            -            -             -
Comprehensive loss:
Foreign currency translation
Foreign currency translation adjustments              -           -           -            -            -             -
Unrealized losses on available-for-sale
     marketable securities, net                       -           -           -            -            -             -
Realization of losses on available-for-
     sale marketable securities                       -           -           -            -            -             -
Net loss                                              -           -           -            -            -             -
                                            -----------      ------     -------     --------     --------      ---------
     Total comprehensive loss

Balance as of December 31, 2002              14,321,452      $   43      50,002     (*)    -     $139,851      $      -
                                            ===========      ======     =======     ========     ========      ========


                                                       Accumulated
                                                          other                               Total
                                          Treasury    comprehensive     Accumulated       comprehensive    shareholders'
                                           shares         loss            deficit              Loss           equity
                                          --------    -------------     -----------       -------------    ------------


Balance as of December 31, 2001         $      -        $ (1,140)         $(47,391)                           $91,220
Exercise of stock options                      -                -                 -               -               143
Purchase of treasury shares                  (88)               -                 -               -               (88)
Comprehensive loss:
Foreign currency translation
Foreign currency translation adjustments       -              538                 -         $   538               538
Unrealized losses on available-for-sale
     marketable securities, net                -             (281)                -            (281)             (281)
Realization of losses on available-for-
     sale marketable securities                -              281                 -             281               281
Net loss                                       -                -           (16,647)        (16,647)          (16,647)
                                        --------         --------          --------       ---------         ---------

     Total comprehensive loss                                                             $ (16,109)
                                                                                          =========

Balance as of December 31, 2002         $    (88)        $   (602)         $(64,038)                        $  75,166
                                        ========         ========          ========                         =========

(*) Represents an amount lower than $ 1.


         The accompanying notes are an integral part of the consolidated financial statements.

                                               FUNDTECH LTD.
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              (In thousands)


                                                                                       Year ended December 31,
                                                                               --------------------------------------
                                                                                 2 0 0 2       2 0 0 1       2 0 0 0
                                                                               ---------      --------       --------
Cash flows from operating activities:
------------------------------------

   Net income (loss)                                                           $(16,647)      $(31,626)      $  2,377
   Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
        Depreciation and amortization                                             5,580          6,303          5,187
        Impairment and realized losses on available for sale
              marketable securities                                                 281          7,826              -
        Write-off of other accounts receivable                                        -          1,035              -
        Loss on abandonment of property and equipment                                 -            270              -
        Provision for doubtful accounts                                           1,335          5,966            717
        Amortization of deferred stock-based compensation                             -             32             52
        Deferred income taxes, net                                                  109           (319)             -
        Decrease (increase) in trade receivables and long-term trade
             receivables                                                          4,737          1,202        (15,989)
        Decrease (increase) in other accounts receivable, prepaid
             expenses and inventories                                                52            344           (856)
        Increase (decrease) in trade payables                                    (1,059)          (832)         1,566
        Increase (decrease) in deferred revenues, employees and
             payroll accruals and other accounts payable and accrued
             expenses                                                             2,609          3,546         (2,905)
        Increase in accrued restructuring expenses                                1,540          1,162              -
        Accrued severance pay, net                                                  (40)           (26)            74
        Accrued interest on marketable securities                                  (196)             -              -
        Other                                                                        39            (14)            (2)
                                                                               --------       --------       --------

        Net cash used in operating activities                                    (1,660)        (5,131)        (9,779)
                                                                               --------       --------       --------

Cash flows from investing activities:
------------------------------------

   Investments in available for sale marketable securities                            -         (1,986)        (3,374)
   Proceeds from (investments in) short-term bank deposits                            -          3,170         (3,132)
   Proceeds from sales of available-for-sale marketable securities                5,181         33,801              -
   Investment in held-to-maturity marketable securities                         (15,729)             -              -
   Long-term lease deposits                                                        (365)          (143)          (476)
   Purchase of property and equipment                                            (1,298)        (2,322)        (5,907)
   Proceeds from sale of property and equipment                                      60              -             81
   Capitalized software development costs                                             -         (5,901)        (1,975)
                                                                               --------       --------       --------

       Net cash provided by (used in) investing activities                      (12,151)        26,619        (14,783)
                                                                               --------       --------       --------


        The accompanying notes are an integral part of the consolidated financial statements.


                                                FUNDTECH LTD.
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                               (In thousands)

                                                                             Year ended December 31,
                                                                      ---------------------------------------
                                                                       2 0 0 2         2 0 0 1        2 0 0 0
                                                                      --------        --------       --------
Cash flows from financing activities:
------------------------------------

   Purchase of treasury shares                                        $    (88)       $      -         $    -
   Proceeds from exercise of stock options and warrants, net               143             289          1,486
                                                                      --------        --------       --------

       Net cash provided by financing activities                            55             289          1,486

   Effect of exchange rate on cash and cash equivalents                    404              30           (301)
                                                                      --------        --------       --------

   Increase (decrease) in cash and cash equivalents                    (13,352)         21,807        (23,377)
   Cash and cash equivalents at the beginning of the year               39,923          18,116         41,493
                                                                      --------        --------       --------

   Cash and cash equivalents at the end of the year                   $ 26,571        $ 39,923       $ 18,116
                                                                      ========        ========       ========

Supplemental disclosure of cash flows activities:
------------------------------------------------

   Cash paid during the year for:
     Interest                                                         $    123        $     31       $     34
                                                                      ========        ========       ========
     Income taxes                                                     $    287        $    224       $     47
                                                                      ========        ========       ========


     The accompanying notes are an integral part of the consolidated financial statements.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 1      - GENERAL OVERVIEW

              Fundtech Ltd, an Israeli corporation and its subsidiaries ("the Company"), is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling banks and their customers to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time.

              The company sells and supports its products mainly in the United States and Europe.

              The Company operates in three business segments: Cash Management, Payments and its Swiss subsidiary Biveroni Batschelet Partners AG ("BBP").

              The Company's cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company's payments solutions automate all aspects of the funds transfer, including foreign exchange settlement and customer notification process, enabling straight-through-processing (STP) of payments. BBP develops, implements, maintains and operates systems for the automatic processing and transport of data in the finance industry. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections.


NOTE 2      - SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

              a. Use of estimates:

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              b. Financial statements in U.S. dollars:

                 A majority of the revenues of Fundtech Ltd. and certain of its subsidiaries is generated in U.S. dollars ("dollar" or "dollars"). In addition, substantial portions of the company's costs are incurred in dollars. The Company believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

                 Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of a foreign subsidiary, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a separate component of accumulated other comprehensive loss in shareholders' equity.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 2      - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              c. Principles of consolidation:

                 The consolidated financial statements include the accounts of Fundtech Ltd. and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions have been eliminated in consolidation.

              d. Cash equivalents:

                 Cash equivalents include short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

              e. Short-term bank deposits:

                 Bank deposits with maturities of more than three months but less than one year, are included in short-term deposits. The short-term bank deposits are presented at their cost, including accrued interest.

              f. Marketable securities:

                 The Company accounts for its investments in marketable securities using SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                 Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. The Company does not hold any equity securities classified as trading securities.

                 As of December 31, 2002 all marketable securities are designated as held-to-maturity and, accordingly, are stated at amortized cost. Interest income including the amortization of premium and discount are included in the consolidated statement of operations.

                 As of December 31, 2001 all marketable securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity under accumulated other comprehensive loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

                 As of December 31, 2001, the Company's evaluation indicated that the decline in available-for-sale marketable securities was other than temporary. Therefore, the Company realized during 2001 its losses on available-for-sale marketable securities, which are included in the statement of operations as impairment and realization of losses on marketable securities.

              g. Long-term trade receivables:

                 Long-term receivables from extended payment agreements (See
                 Note 2k) are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, as a component of interest income using the effective interest method.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)
                             (except per share data)

NOTE 2      - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              h. Property and equipment:

                 Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                               %
                                                             ------
                  Office furniture and equipment             6 - 15
                  Computers and software                    20 - 33
                  Motor vehicles                               15
                  Leasehold improvements          Over the term of the lease

                 The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determent to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

              i. Acquisition-related intangible assets:

                 Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including mainly developed technology and customer base, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of the identifiable net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Developed technology and customer base are amortized on a straight-line basis over their estimated useful lives of five and ten years, respectively.

                 In July 2001, the Financial Accounting Standards Board
                 (FASB) issued SFAS No. 141 "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized effective January 1, 2002, but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The adoption of SFAS No. 142 resulted in a reduction of amortization expense in the amount of approximately $1,700 in 2002. A reconciliation of previously reported net income (loss) and earnings (loss) per share to the amounts adjusted for the exclusion of goodwill amortization is as follows:


                                                                 2 0 0 2             2 0 0 1            2 0 0 0

Reported net income (loss)                                     $  (16,647)         $  (31,626)         $   2,377
Goodwill amortization                                                   -               1,663              1,597
                                                               ----------          ----------          ---------
Adjusted net income (loss)                                     $  (16,647)         $  (29,963)         $   3,974
                                                               ==========          ==========          =========

Reported basic earnings (loss) per share                       $    (1.16)         $    (2.22)         $    0.17
Goodwill amortization                                                   -                0.12               0.11
                                                               ----------          ----------          ---------
Adjusted basic earnings (loss) per share                       $    (1.16)         $    (2.10)         $    0.28
                                                               ==========          ==========          =========

Reported diluted earnings (loss) per share                     $    (1.16)         $    (2.22)         $    0.16
Goodwill amortization                                                   -                0.12               0.11
                                                               ----------          ----------          ---------
Adjusted diluted earnings (loss) per share                     $    (1.16)         $    (2.10)         $    0.27
                                                               ==========          ==========          =========

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 2      - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              j.     Income taxes:

                     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

              k.     Revenue recognition:

                     The Company generates revenues from licensing the rights to use its software products directly to end-users, sales of professional services, including consulting, implementation and training. The Company also provides hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

                     Revenue from software license agreements are recognized when all criteria outlined in Statement of Position (SOP) 97-2 "Software Revenue Recognition" (as amended) ("SOP 97-2") are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

                     Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement. The Company's VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately. License revenue is recorded based on the residual method as prescribed by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions". Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

                     The Company generally does not grant right of return to its customers. The Company generally provides a warranty period for up to six months at no extra charge. As of December 31, 2002 and 2001, the provision for warranty cost is immaterial.

                     Through December 31, 2001 the Company applied Emerging Issues Task Force (EITF) No. 00-03 "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware" regarding revenues from ASP/Outsourcing solutions and Wire-up contingency processing centers arrangements. Such arrangements also included extended payment terms of more than twelve months (generally 36 to 60 months). In accordance with SOP 97-2, extended payment terms in a software licensing arrangement may indicate that the software license fees are not deemed to be fixed or determinable. In addition, if payment of a significant portion of the software license fees is not due until more than twelve months after delivery, the software license fees should be presumed not to be fixed or determinable and, thus, should be recognized as the payments become due. However, SOP 97-2 provides that the software vendor can overcome the presumption that the software license fees are not fixed or determinable if the vendor has a standard business practice of using long-term or installment contracts and has a history of successfully collecting the software license fees under the original payment terms of the software license arrangement without making concessions. The Company had concluded that for these arrangements the "fixed or determinable" presumption had been overcome and the related software license fees had been recognized upon meeting the remaining SOP 97-2 revenue recognition criteria. The present value of such software license fees recognized in 2000 and 2001 totaled approximately $ 5,000 and $ 1,883, respectively.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 2      - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              k.     Revenue recognition: (Cont.)

                     In 2002, the Company changed its business practice regarding ASP/outsourcing and Wire-up arrangements in a manner that it no longer grants software license rights in these arrangements. Revenues from such arrangements are recognized as the related services are provided. Accordingly, no additional Long-term trade receivables arise from these arrangements.

                     Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

                     Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

                     Revenue from maintenance is recognized over the life of the maintenance agreement.

                     Deferred revenues include unearned amounts received under maintenance and support contracts and amounts billed and paid by customers but not yet recognized as revenues.

              l.     Severance pay:

                     The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the conditions pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, including immaterial profits.

                     Severance expenses for the years ended December 31, 2002, 2001 and 2000, amounted to approximately $ 138, $ 89 and $ 74, respectively.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 2      - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              m.     Software development costs:

                     The Company capitalizes software development costs in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

                     Amortization of capitalized software development costs is provided on a product-by-product basis and begins when the product is available for general release to customers. Annual amortization is the greater of the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or the straight-line basis over the remaining economic useful life of the software, which is not more than five years.

              n.     Concentration of credit risks:

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and long-term trade receivables. The Company's cash, cash equivalents and marketable securities are maintained with high-quality institutions, and the composition and maturities of investments are regularly monitored by management. Generally, these securities and deposits are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk.

                     The Company's marketable securities include corporate bonds and notes, Euro dollar bonds and asset-backed securities.

                     The trade receivables and long-term trade receivables of the Company include banks and large financial institutions. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers (see Note 4).

                     The Company has no off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

              o.     Basic and diluted earnings (loss) per share:

                     Basic earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128").

                     In 2002 and 2001, certain outstanding stock options and warrants have been excluded from the calculation of the diluted earnings per ordinary share because of the anti-dilutive effect. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted loss per share were 313,700 and 398,428 for the years ended December 31, 2002 and 2001, respectively. In 2000, 543,120 options and warrants were excluded from the calculation of diluted net earnings per share (see Note 12).

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)
                             (except per share data)


NOTE 2      - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              p.     Stock-based compensation:

                     The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options. See below for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No.123"), as amended by SFAS 148.

                     Pro forma Loss Per Share According to SFAS 123 and SFAS
                     148:

                     For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black & Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2002, 2001 and 2000 (all in weighted averages):

                                                    2002       2001       2000
                                                    ----       ----       ----
                     Risk-free interest rate       3.78%       6.0%       6.0%
                     Expected life of options     4 years     4 years    4 years
                     Expected volatility            64%         73%        73%
                     Expected dividend yield        none       none       none

                     Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2002, 2001 and 2000 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:


                                                       2 0 0 2         2 0 0 1        2 0 0 0
                                                       -------         -------        -------

Pro forma Net income (loss)
Net income (loss) for the year, as reported           $(16,647)       $(31,626)       $  2,377
Deduct  - stock-based compensation determined
  under APB-25                                               -              32              52
Add - stock-based compensation determined
  under SFAS 123                                        (4,390)         (2,897)         (3,409)
                                                      --------        --------        --------
Pro forma net income (loss)                           $(21,037)       $(34,491)       $   (980)
                                                      ========        ========        ========

Pro forma loss per share                              $  (1.47)       $  (2.43)       $  (0.07)
Basic and diluted earnings (loss) per share
  as reported                                         $  (1.16)       $  (2.22)       $   0.17
                                                      ========        ========        ========

                 q.  Fair value of financial instruments:

                     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                     The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

                     The fair value of marketable securities is based on quoted market price (see Note 3).

                     The fair value of long-term receivables is estimated by discounting the future cash flows using the current rates of which similar credits would be made to customers with similar credit ratings and for the same remaining maturities. The carrying amount of long-term trade receivables approximates their fair value since the interest rate which was used in order to discount future cash flows remained unchanged.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 2      - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              r.     Reclassification:

                     Certain prior years amounts have been reclassified in conformity with current year's financial statement.

              s.     Impact of recently issued accounting standards:

                     In November 2001, the EITF issued Topic No. D-103 (Topic D-103), subsequently renumbered as EITF 01-14, relating to the accounting for reimbursements received from customers for the Company's out-of-pocket expenses for the delivery of services. In accordance with EITF 01-14, reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statement of operations. The Company has historically accounted for reimbursements received for out-of-pocket expenses incurred as a reduction to the cost of service revenues in the statement of operations to offset the costs incurred. The Company adopted EITF 01-14 effective January 1, 2002 and reclassified approximately $837 thousand and $668 thousand into revenues from cost of revenues for the years ended December 31, 2001 and 2000, respectively, to comply with this guidance.

                     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that the liability be initially measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect that adoption of SFAS No. 146 will have material impact on its financial statements.

                     In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on the Company's financial statements.

                     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" ("SFAS No.148"). SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As the Company did not make a voluntary change to the fair value based method of accounting for stock-based employee compensation in 2002, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position and results of operations.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 3      - MARKETABLE SECURITIES


                                                                                   December 31,
                                                                              -----------------------
                                                                             2 0 0 2          2 0 0 1
                                                                             -------          -------
              (*)    Available for sale - Mutual funds                        $    -          $ 5,462
                                                                             -------          -------
                     Held to maturity  -
                       Corporate bonds                                         5,698                -
                       Corporate notes                                         2,603                -
                       Euro-dollar bonds                                       2,660                -
                       Asset backed securities                                 4,964                -
                                                                            --------          -------
                                                                              15,925            5,462
                                                                            --------          -------
                                                                            ________          _______
                                                                            $ 15,925          $ 5,462
                                                                            ========          =======

              Fair value                                                    $ 15,924          $ 5,462
                                                                            ========          =======

              (*) As of December 31, 2001 due to the market conditions, and since the Company's management believed that the decline in the fair value is other than temporary, the cost basis of these securities was written down to fair value as a new cost basis. During the fourth quarter of 2001, the Company sold approximately 86% of its investment in marketable securities. For the year ended December 31, 2001, impairment and realized losses on available-for-sale marketable securities amounting to $ 7,826 were included in earnings.

NOTE 4      - TRADE RECEIVABLES


                                                                                    December 31,
                                                                                ---------------------
                                                                                2 0 0 2       2 0 0 1
                                                                                -------       -------

              Accounts receivable, net of allowance for doubtful accounts       $ 10,535     $  5,571
              Unbilled receivables, net of allowance for doubtful accounts         2,851       12,622
                                                                                --------     --------
                                                                                $ 13,386     $ 18,193
                                                                                ========     ========

                     Management's assessment for uncertainties of outstanding debt collectibility resulted in doubtful accounts expenses in the Statement of Operations of $1,335, $ 5,966 and $ 717 for 2002, 2001 and 2000, respectively.

NOTE 5      - LONG-TERM TRADE RECEIVABLES


                                                                                    December 31,
                                                                              -----------------------
                                                                               2 0 0 2        2 0 0 1
                                                                              --------        -------

              Maturity dates - long-term trade receivables:
                  First year (current maturities)                             $  1,675       $  2,256
                  Second year                                                    1,452          1,516
                  Third year                                                       740          1,136
                  Fourth year                                                      266            720
                  Fifth year                                                         -            268
                                                                              --------       --------
                                                                                 4,133          5,896
                                                                              --------       --------

                  Less -  Current maturities                                     1,675          2,256
                          Allowance for doubtful accounts (see also Note 4)        961            961
                                                                              --------       --------
                                                                              $  1,497       $  2,679
                                                                              ========       ========

                                              FUNDTECH LTD.
                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            (In thousands)


NOTE 6      - PROPERTY AND EQUIPMENT, NET


                                                                                    December 31,
                                                                               ----------------------
                                                                               2 0 0 2        2 0 0 1
                                                                               -------        -------
              Cost:
                  Office furniture and equipment                                $ 2,442      $  2,392
                  Computers and software                                         16,344        15,004
                  Motor vehicles                                                    225           298
                  Leasehold improvements                                          1,316         1,228
                                                                                -------      --------
                                                                                 20,327        18,922

                  Accumulated depreciation                                       13,062         9,646
                                                                                -------      --------
                       Net book value                                           $ 7,265      $  9,276
                                                                                =======      ========

NOTE 7      - OTHER ASSETS, NET


                                                                                    December 31,
                                                                               ----------------------
                                                                               2 0 0 2        2 0 0 1
                                                                               -------        -------
              Acquisition-related intangible assets
              -------------------------------------
              Cost:
                  Goodwill                                                     $ 14,791      $ 14,791
                  Developed technology                                            4,241         4,241
                  Customer base                                                   3,461         3,461
                  Other intangible assets                                            58            58
                                                                               --------      --------
                                                                                 22,551        22,551
                Accumulated amortization                                         (7,266)       (6,354)
                                                                               --------      --------
                                                                                 15,285        16,197
                                                                               --------      --------

              Capitalized software development costs
              --------------------------------------
              Cost                                                                7,876         7,876
                Accumulated amortization                                         (1,182)            -
                                                                               --------      --------
                                                                                  6,694         7,876
                                                                               --------      --------
                                                                               ________      ________
                Net book value                                                 $ 21,979      $ 24,073
                                                                               ========      ========

NOTE 8     - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                                                                   December 31,
                                                                               ----------------------
                                                                                2 0 0 2       2 0 0 1
                                                                                -------      --------

              Accrued expenses                                                  $ 2,426       $ 1,603
              Government authorities                                                677         1,176
              Office of the Chief Scientist and the Fund for the
                   encouragement of Marketing Activities                            180           333
              Other                                                                  26            20
                                                                                -------       -------
                                                                                $ 3,309       $ 3,132
                                                                                =======       =======

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 9      - RESTRUCTURING EXPENSES

              In response to declines associated with the current cautious information technology ("IT") spending environment within the financial services industry, the Company adopted three restructuring plans during the third and fourth quarters of 2002 and the second quarter of 2001.

              In 2002, two plans consisted of employee termination benefits associated with the involuntary termination of 78 employees (61 research and development and professional services employees, 12 administrative employees and 5 selling and marketing employees) and closure and sublet portions of existing office space.

              In 2001, a plan consisted of employee termination benefits associated with the involuntary termination of 89 employees (71 research and development and professional services employees, 13 administrative employees and 5 selling and marketing employees) and sublet portions of their existing office space. As part of the plan, the Company also consolidated aspects of its Dallas operations into its existing Atlanta operations in order to improve efficiency and eliminate duplicate costs.

              All restructuring plans were substantially completed by February 2003.

           a. Restructuring expenses:


                                                                                  Year ended December 31,
                                                                                  ----------------------
                                                                                   2 0 0 2      2 0 0 1
                                                                                  ---------     --------

                Employee termination benefits and related costs                    $  1,458     $   790
                Facility closures and related costs                                   1,794       1,513
                Property and equipment abandonment                                        -         270
                                                                                   --------     -------
                                                                                   $  3,252     $ 2,573
                                                                                   ========     =======

           b. The following table summarizes the restructuring accruals status as of December 31, 2002:


                                                   Employee termination   Facility closures
                                                    and related costs     and related costs      Total
                                                    -----------------     -----------------      ------
           Original Accrual
             Balance as of January 1, 2002               $  790                $1,513            $2,303
             Additional accruals                          1,458                 1,794             3,252
                                                         ------                ------            ------
              Total                                       2,248                 3,307             5,555
                                                         ------                ------            ------
           Utilized in cash
             During 2001                                    628                   513             1,141
             During 2002                                    900                   812             1,712
                                                         ------                ------            ------
              Total                                       1,528                 1,325             2,853
                                                         ------                ------            ------
                                                         ______                ______            ______

           Net Balance as of December 31, 2002           $  720                $1,982            $2,702
                                                         ======                ======            ======

           Net Balance as of December 31, 2001           $  162                $1,000            $1,162
                                                         ======                ======            ======

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 10     - NON-RECURRING EXPENSES

              a.     Integration costs:

                     In 2001, as part of the restructuring and integration plan, the Company recorded $ 465 of integration costs primarily for relocating employees and abandonment of property and equipment pursuant to the plan.

                     The Company does not anticipate material additional integration charges in the future. All integration charges have been, and will be, expensed as incurred.

              b.     Write-off of other accounts receivable:

                     In 2001 and 2000, the Company incurred expenses on behalf of a new venture in the amount of approximately $ 111 and $ 924, respectively. It was agreed between the investors that such expenses would be reimbursed upon the formation of the new entity, therefore such expenses were recorded as other accounts receivable. In April 2001, the Company and the other investor decided not to proceed with the formation of the new entity. Accordingly, the Company wrote-off the related other account receivable for the total amount of $1,035.

NOTE 11     - COMMITMENTS AND CONTINGENCIES

              a.     Lease commitments:

                     The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2014. The minimum lease commitments under non-cancelable operating leases are as follows:

                     Year ended December 31,
                     -----------------------

                     2003                                        $  2,281
                     2004                                           2,085
                     2005                                           1,444
                     2006                                             902
                     2007-2014                                      4,950
                                                                 --------
                                                                   11,662
                     Less - sublease rentals                         (210)
                                                                 --------
                                                                 $ 11,452
                                                                 ========

                     The above minimum lease commitments include amounts previously accrued under the Company's restructuring plans (see also Note 9b).

                     Total facilities lease expenses for the years ended December 31, 2002, 2001 and 1999, were approximately $1,982, $ 2,150 and $ 1,778 (net of sublease rentals incurred of $31, $ 4, and $0), respectively.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 11      -COMMITMENTS AND CONTINGENCIES (Cont.)

              b.     Guarantees:

                     1. The Company has obtained a bank guarantee of $46, secured by a restricted deposit, in connection with the Company's facilities operating lease agreement in Israel.
                     2. The Company has obtained a bank guarantee of $312, secured by a restricted bank deposit, for BBP as required by Swiss Law.

              c.    Tax Notice:

                     BBP received a letter from the Tax Office of the Canton Aargovia, Switzerland ("Aargovia") asserting deficiencies in BBP's corporate income taxes for 1999 to 2001 tax years. The Company intends to challenge the deficiencies asserted by Aargovia. The Company believes that it has meritorious defenses to those deficiencies and believes that the ultimate outcome of the case will not result in a material impact on the Company's consolidated results of operations or financial position.

NOTE 12     - SHAREHOLDERS' EQUITY

              a. The Ordinary shares of the Company are traded on the NASDAQ National Market.

              b. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

                     Deferred shares are non-transferable and entitle their holders to no voting, dividend or other rights except for the right to receive the par value of the shares upon dissolution of the Company.

              c.     Treasury shares:

                     On February 21, 2002, the Company's Board of Directors authorized to purchase up to one million ordinary shares of the company from time to time on an open market. By December 31, 2002, the Company had purchased a total of 21,500 shares.

              d.     Stock options:

                     1. Under the Company's 1998 Director's Stock Option Plan and the 1999 Employee Stock Option Plan (collectively - the "Plans"), up to 2,492,815 options may be granted to employees and directors of the Company.

                     2. Pursuant to the Plans, as of December 31, 2002, an aggregate of 1,921,941 options of the Company are still available for future grants. Subsequent to the balance sheet date the Company granted 969,311 options under the options exchange program (see 4 below).

                     3. Each option granted under the Plans to employees expires not later than ten years from the date of the grant, except for grants to persons holding 10% or more of the Company's stock, which expire in five years. Each option granted under the Plans to directors expires no later than five years from the date of grant. The options vest primarily over four years. Any options that are canceled or forfeited before expiration become available for future grants. Options granted to directors are vested over a one year period from their date of grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)
                               (expect share data)


NOTE 12     - SHAREHOLDERS' EQUITY (Cont.)

                     4. In June 2002 the Company commenced a voluntary stock option exchange program for its employees. Under the program participating employees were given the opportunity to have unexercised stock options previously granted to them cancelled, and to receive replacement options at a future date. Replacement options will be granted at a ratio of one new option for each option cancelled, at an exercise price equal to the fair market value of the Company's Ordinary Shares on the date of the re-grant.

                            Pursuant to the terms of the offer, 1,025,700 options were cancelled on July 16, 2002. The Company granted the replacement options on January 17, 2003.

              e. A summary of the Company's option activity under the Plans is as follows:


                                                              Year ended December 31,
                                ------------------------------------------------------------------------------------------
                                           2 0 0 2                       2 0 0 1                       2 0 0 0
                                ----------------------------    ---------------------------     --------------------------
                                                    Weighted                       Weighted                      Weighted
                                                    average                        average                       average
                                   Number           exercise      Number           exercise       Number         exercise
                                 of options          price      of options          price       of options        price
                                 ----------        ---------    ----------        ---------     ----------       --------

Outstanding at January 1          1,363,843        $   14.85     1,830,893        $   14.15     1,355,421        $   10.84
   Granted                          500,800             3.84             -                -       818,100            17.38
   Exercised                        (64,856)            3.33       (93,622)            2.94      (192,892)            4.94
   Option exchange program       (1,025,700)           15.65             -                -             -                -
   Forfeited/cancelled             (209,632)           10.23      (373,428)           14.54      (149,736)           12.10
                                 ----------                     ----------                      ---------

Outstanding at December 31          564,455        $    6.68     1,363,843        $   14.85     1,830,893        $   14.15
                                 ==========                     ==========                      =========

Exercisable options at
  December 31                       241,921        $   10.43       810,987        $   13.85       624,269        $   11.70
                                 ==========                     ==========                      =========

The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:


                                               Options          Weighted                          Options
                                              outstanding       average          Weighted       exercisable        Weighted
                                                as of          remaining         Average           as of            average
                     Ranges of exercise        December        contractual       Exercise         December         exercise
                     Price                     31, 2002        life (years)       Price           31, 2002           price
                     ------------------        --------        ------------      --------       ----------         -------

                     $  3.55-5.00               452,955             7.7           $ 3.87          132,796           $ 4.04
                     $ 11.63-16.75               69,500             2.3            15.55           67,125            15.62
                     $ 22.31                     42,000             1.7            22.31           42,000            22.31
                                                -------                                           -------
                                                564,455             6.6           $ 6.68          241,921          $ 10.43
                                                =======                                           =======

All options granted during 2002 and 2000 were at an exercise price that is equal to the fair value of the stock at the grant date. No options were granted during 2001.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)
                             (except per share data)

NOTE 12     - SHAREHOLDERS' EQUITY (Cont.)

              f.     Dividends:

                     In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

                     The Company has decided to permanently reinvest its tax-exempt income (see Note 13b).


NOTE 13     - NET EARNINGS (LOSS) PER SHARE

              The following table sets forth the computation of historical basic and diluted net earnings (loss) per share:


                                                                                  Year ended December 31,
                                                                          ------------------------------------------
                                                                          2 0 0 2          2 0 0 1         2 0 0 0
                                                                          -------          -------         ---------
              Numerator:
                Net income (loss)                                          $(16,647)        $(31,626)         $2,377
                                                                         ==========       ==========      ==========

                Numerator for basic earnings (loss) per share -
                  income (loss) available to Ordinary
                  shareholders                                             $(16,647)        $(31,626)         $2,377
                                                                         ==========       ==========      ==========

                Numerator for diluted net earnings (loss) per
                  share - income (loss) available to Ordinary
                  shareholders after assumed exercises                     $(16,647)        $(31,626)         $2,377
                                                                         ==========       ==========      ==========

              Denominator:                                                            Number of shares
                                                                         -------------------------------------------
                Denominator for basic net earnings (loss) per
                  share - weighted - average shares                      14,290,317       14,218,388      14,096,298
                                                                         ----------       ----------      ----------

                Effect of dilutive securities:
                  Employee stock options                                    (*)   -          (*)   -         674,510
                  Warrants                                                  (*)   -          (*)   -           5,807
                                                                         ----------       ----------      ----------
              Dilutive potential Ordinary Shares                            (*)   -          (*)   -         680,317
                                                                         ----------       ----------      ----------
              Denominator for diluted net earnings (loss)
                per share                                                14,290,317       14,218,388      14,776,615
                                                                         ==========       ==========      ==========
              (*) Antidilutive.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 14      -INCOME TAXES

              a. Measurement of taxable income under the Israeli Income Tax Law (Inflationary Adjustments), 1985:

                     Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Israeli Customer Price Index. As explained in Note 2b, the financial statements are measured in dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

              b. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959:

                     The Company has been granted in November 1995 the status of an "Approved Enterprise", under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") and the Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional eight years. The Company completed its investment according to certain of its first program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and will be subject to the reduced tax rates for eight years ending in 2005 (subject to an adjustment based upon the foreign investors' ownership of the Company). In 1998, the Company received approval for its first expansion program. In 2000, the Company received approval for its second expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income was derived. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

                     The tax-exempt profits that will be earned by the Company's "Approved Enterprise" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2002, retained earnings included approximately $ 4,597 in tax exempt income earned by the Company's "Approved Enterprise". The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise").

                     The Investment Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

                     The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

                     Income not eligible for "Approval Enterprise" benefits mentioned above is taxed at the regular rate of 36%.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 14     - INCOME TAXES (Cont.)


              c.     Net operating losses carryforwards:

                     As of December 31, 2002, the Company had approximately $14,617 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

                     As of December 31, 2002, Fundtech Corporation had a U.S. federal net operating loss carryforward of approximately $46,648 that can be carried forward and offset against taxable income for 10-15 years and begin to expire in 2010 through 2017. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

              d.     Deferred income taxes:

                     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                     Significant components of the Company and its subsidiaries assets are as follows.


                                                                                          December 31,
                                                                                     -----------------------
                                                                                      2 0 0 2        2 0 0 1
                                                                                      -------        -------
                     Deferred tax assets:
                         U.S. net operating loss carryforwards                       $ 20,967       $ 14,538
                         Israel net operating loss carryforwards                        1,462          1,048
                         Swiss net operating loss carryforwards                             -            109
                         Other reserve and allowances                                   6,642          7,414
                                                                                     --------       --------
                     Total deferred tax assets before valuation allowance              29,071         23,109
                     Valuation allowance                                              (29,071)       (23,000)
                                                                                     --------       --------
                     Balance at the end of the year (all foreign)                    $      -       $    109
                                                                                     ========       ========
                     Deferred tax liabilities:
                     Deferred taxes due to assets acquired and liabilities
                            assumed (all foreign)                                    $      -       $      -
                                                                                     ========       ========

                     As of December 31, 2002, the Company and its subsidiaries have provided valuation allowances of approximately $29,071 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

              e.     Tax assesments:

                     The Company received final tax assessments through the tax year ended December 31, 1999. The subsidiaries of the Company have not been assessed for income tax purposes since incorporation.

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 14     - INCOME TAXES (Cont.)

                 f. Composition of income tax expenses


                                                                             Year ended December 31,
                                                                       -----------------------------------
                                                                       2 0 0 2       2 0 0 1       2 0 0 0
                     Income (loss) before taxes on income:             -------       -------       -------

                     Domestic                                          $ (2,205)     $ (7,441)      $6,951
                     Foreign                                            (14,077)      (23,973)      (4,500)
                                                                       --------      --------       ------
                                                                       $(16,282)     $(31,414)      $2,451
                                                                       ========      ========       ======


                     Income tax provision (benefit):

                     Current:
                         Domestic                                  $   51          $  136             $  8
                         Foreign                                      205             185               66
                                                                   ------          ------            -----
                                                                      256             321               74
                                                                   ------          ------            -----
                     Deferred:
                         Domestic                                       -               -                -
                         Foreign                                      109            (109)               -
                                                                   ------          ------            -----
                                                                      109            (109)               -
                                                                   ------          ------            -----
                                                                   $  365          $  212            $  74
                                                                   ======          ======            =====

                 g.  Theoretical taxes

                     The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:


                                                                              Year ended December 31,
                                                                        ----------------------------------
                                                                         2 0 0 2      2 0 0 1      2 0 0 0
                                                                         -------      -------      -------

                     Income (loss) before taxes on income               $ (16,282)   $ (31,414)    $  2,451
                                                                        =========    =========     ========

                     Theoretical tax on the above amount                $  (5,862)   $ (11,309)    $    882

                       Tax benefit arising from "Approved Enterprise"         396        1,602       (2,555)

                     Increase in valuation allowance                        6,071        8,388        2,544

                     Adjustments arising from differences in the
                         basis of measurement for tax purposes and
                         for financial reporting purposes                       -        2,095           -

                     Other, net                                              (240)        (564)        (797)
                                                                        ---------    ---------     --------
                                                                        $     365    $     212     $     74
                                                                        =========    =========     ========

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 15     - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

              a. The Company evaluates its business activities in accordance with the provisions of SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information". In prior years, the Company determined that its operating segments had similar economic characteristics such as products and services, customers' methods used to distribute products and services, and regulatory environment resulting in their aggregation.

                     As a result of the substantial completion of the Company's restructuring and integration efforts that began in the second quarter of 2001, in 2002 the Company aligned itself into three operating business segments: Cash Management, Payments and BBP.

                     The Company's cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company's payments solutions automate all aspects of the funds transfer, including foreign exchange settlement and customer notification process, enabling straight-through-processing (STP) of payments. BBP develops, implements, maintains and operates systems for the automatic processing and transport of data in the finance industry. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections. In the beginning of 2002, the Company also changed it's management reporting structure to include relevant operating data for each of its three segments. The Company's chief operating decision makers evaluate performance of each segment based on income (loss) from operations before restructuring expenses, interest expenses and income taxes.

                     The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance.

                     Summarized financial information for each of the reportable segments is presented below. Segment information related to Cash Management and Payments revenue or operating loss for 2001 and 2000 has not been provided as the Company's operations and internal reporting were not organized in a manner consistent with the current reportable segments and the Company has determined it is impracticable to identify such information.

                     The following table sets forth the Company's revenue and operating income (loss) from all reportable segments for the year 2002 as well as BBP for the years 2001 and 2000:


                                                             Year ended December 31,
                                                        ----------------------------------
                                                        2 0 0 2      2 0 0 1       2 0 0 0
                                                        -------      -------       -------

                     Cash Management:
                     ---------------
                         Revenues                       $ 8,098          --            --
                         Operating loss                 $(2,844)         --            --

                     Payments:
                     --------
                         Revenues                       $24,214          --            --
                         Operating loss                 $(2,681)         --            --

                     BBP:
                     ---
                         Revenues                       $ 7,516      $ 6,901       $ 6,450
                         Operating income (loss)        $    42      $  (914)      $(2,390)

              b. Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)



                                                                                  Year ended
                                                                                  December 31,
                                                                                      2002
                                                                                  -----------

                     Total operating loss of the reportable segments:                 5,483

                     Amounts not allocated to segments:
                        General and administrative expenses                           6,172
                        Marketing expenses                                            1,785
                        Restructuring expenses                                        3,252
                                                                                   --------
                     Consolidated operating loss                                   $ 16,692
                                                                                   ========


NOTE 15     - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION  (Cont.)

              c.     Geographic information:

                     The total revenues are attributed to geographic information, based on the customers' location


                                                               Year ended December 31,
                                      ----------------------------------------------------------------------------
                                              2 0 0 2                   2 0 0 1                    2 0 0 0
                                      ----------------------      ---------------------       --------------------
                                                      Long -                     Long -                     Long -
                                         Total        lived        Total         lived         Total        lived
                                       revenues       assets      revenues       assets       revenues      assets
                                       --------       ------      --------       ------       --------      ------

                     Israel               $  142       $  827       $  205        $  737       $  574       $  830
                     U.S.                 26,272       20,844       31,610        24,140       27,610       20,942
                     Australia               140           11            -            10        4,062            7
                     Switzerland           7,801        8,451        7,381         8,847        6,313       10,529
                     Others                5,473          138        5,798           222        9,389          139
                                        --------      -------     --------       -------     --------      -------
                                        $ 39,828      $30,271     $ 44,994       $33,956     $ 47,948      $32,447
                                        ========      =======     ========       =======     ========      =======


              d.     Major customer data as a percentage of total revenue:

                                                                                        Year ended December 31,
                                                                                    ------------------------------
                                                                                    2 0 0 2    2 0 0 1     2 0 0 0
                                                                                    -------    -------     -------

                     Customer A                                                         18%        17%          2%
                                                                                     ======      =====      ======

                     In 2000 no customer exceeded 10% of the Company's consolidated revenue.


NOTE 16 - FINANCIAL INCOME, NET:


                                                                                     Year ended December 31,
                                                                               ----------------------------------
                                                                               2 0 0 2       2 0 0 1      2 0 0 0
                                                                               -------       -------      -------

                     Financial expenses:
                         Interest and other                                     $  172        $  325        $   2
                         Foreign currency translation
                           differences, net                                        161           205           33
                                                                                 -----       -------      -------
                                                                                   333           530           35
                                                                                 -----       -------      -------
                     Financial income:
                         Interest and other                                        930         3,787        5,577
                         Foreign currency translation
                           differences, net                                         94            86            -
                                                                                 -----       -------      -------

                                                                                 1,024         3,873        5,577
                                                                                 -----       -------      -------
                                                                                 _____       _______      _______

                                                                                $  691       $ 3,343      $ 5,542
                                                                                ======       =======      =======

                                    SIGNATURE
                                    ---------

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    FUNDTECH  LTD.



                                    By: /s/ Reuven Ben Menachem
                                       -----------------------------
                                        Reuven Ben Menachem
Date: June 11, 2003

                                 CERTIFICATIONS
                                 --------------


I,  Reuven Ben Menachem, certify that:

1.  I have reviewed this annual report on Form 20-F of Fundtech Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 11, 2003

                               /s/ Reuven Ben Menachem
                               ------------------------------
                               Reuven Ben Menachem
                               Chief Executive Officer
                               (Principal Executive Officer)

I,  Yoram Bibring, certify that:

1.  I have reviewed this annual report on Form 20-F of Fundtech Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 11, 2003


                               /s/ Yoram Bibring
                               ----------------------------
                               Yoram Bibring
                               Chief Financial Officer
                               (Principal Financial Officer)