Form 20-F/A
period 2002-12-31
FUNDTECH LTD
filed 2003-06-30
CIK 1054836

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
                                (Amendment No. 1)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the Fiscal year ended December 31, 2002

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number_________________________________________________________


                                  FUNDTECH LTD.
                                 --------------
             (Exact Name of Registrant as specified in its charter)

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

-------------------------------------- ----------------------------------------
       Title of each class             Name of each exchange on which registered
-------------------------------------- ----------------------------------------

-------------------------------------- ----------------------------------------


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

                                EXPLANATORY NOTE

This Form 20-F/A has been filed to:

o delete in its entirety Item 18 of the Annual Report on Form 20-F filed by Fundtech Ltd. on June 12, 2003 (the "Form 20-F") and the financial statements of Fundtech Ltd. set out on pages F-1 to F-28, including the accompanying Report of the Independent Auditors for the period ended December 31, 2002.

o include in Item 18 of the Form 20-F the financial statements on pages F-1 to F-28 of this Form 20-F/A, including the Report of the Independent Auditors for the period ended December 31, 2002.

o include in Item 18 of the Form 20-F the Report of the Independent Auditors for the period ended December 31, 2001 following page F-28 of the financial statements set forth in this Form 20-F/A.

This amendment is being filed to include the Report of the Independent Auditors for the year ended December 31, 2001 which was inadvertently omitted from the Form 20-F filed by Fundtech Ltd. on June 12, 2003. Except for the addition of the Report of Independent Auditors for the period ended December 31, 2001, no changes have been made to the financial statements of Fundtech Ltd. as contained in the Form 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, Item 18 (as amended) of the Form 20-F, the financial statements of Fundtech Ltd. for the years 2001 and 2002, the signature page, and the required certifications of the principal executive officer and the principal financial officer of Fundtech Ltd. While the information provided in (as amended) Item 18 of the Form 20-F has been restated in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, no changes have been made to such information except as specifically described above.

Other than expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS.

           The Financial Statements required by this item are found at the end of this Annual Report and have been set out on pages F-1 to F-28 of this Form 20-F/A.

ITEM 19.  EXHIBITS.

           The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.


EXHIBIT
NUMBER           DESCRIPTION OF EXHIBIT
--------         ----------------------

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

* Previously filed as an exhibit to the Registrant's Annual Report for the year ended December 31, 2002 on Form 20-F, dated June 12, 2003, and incorporated herein by reference.

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




Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel February 12, 2003

                                  FUNDTECH LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                                                      December 31,
                                                                               ---------------------------
                                                                                2 0 0 2           2 0 0 1
                                                                               ---------         ---------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                                                     $  26,571          $ 39,923
 Marketable securities (Note 3)                                                   15,925             5,462
 Trade receivables (net of allowance for doubtful accounts of $ 3,551
   and $ 5,005 at December 31, 2002 and 2001, respectively) (Note 4)              13,386            18,193
 Other accounts receivable and prepaid expenses                                    1,208             1,406
 Inventories                                                                          48                24
                                                                               ---------          --------

       Total current assets                                                       57,138            65,008
                                                                               ---------          --------

LONG-TERM ASSETS
 Severance pay fund                                                                  474               413
 Long - term trade receivables (net of allowance for doubtful
   accounts of $961 at December 31, 2002 and 2001) (Note 5)                        1,497             2,679
 Long term deposits                                                                1,027               607
 Property and equipment, net (Note 6)                                              7,265             9,276
 Other assets, net (Note 7)                                                       21,979            24,073
                                                                               ---------          --------

      Total long-term assets                                                      32,242            37,048
                                                                               ---------          --------
                                                                               _________          ________
                                                                               $  89,380          $102,056
                                                                               =========          ========






The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                              (except share data)


                                                                                December 31,
                                                                          -----------------------
                                                                           2 0 0 2        2 0 0 1
                                                                          --------       --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Trade payables                                                          $   1,221       $   2,254
 Deferred revenues                                                           4,959           1,389
 Accrued restructuring expenses (Note 9b)                                    1,523             634
 Employees and payroll accruals                                              1,496           2,393
 Other accounts payable and accrued expenses (Note 8)                        3,309           3,132
                                                                         ---------      ----------

      Total current liabilities                                             12,508           9,802
                                                                         ---------      ----------

LONG-TERM LIABILITIES
 Accrued severance pay                                                         527             506
 Accrued restructuring expenses (Note 9b)                                    1,179             528
                                                                         ---------      ----------
      Total long-term liabilities                                            1,706           1,034
                                                                         ---------      ----------
                                                                         _________      __________

      Total liabilities                                                     14,214          10,836
                                                                         ---------      ----------

COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12)
 Share capital:
 Ordinary shares of NIS 0.01 par value: Authorized:
   19,949,998 shares as of December 31, 2002 and 2001;
   Issued and outstanding:14,321,452 and 14,278,096 shares
   at December 31, 2002 and 2001, respectively                                  43              43
 Deferred shares of NIS 0.01 par value: Authorized,
   issued and outstanding:
   50,002 shares at December 31, 2002 and 2001                           (*)     -       (*)     -
 Additional paid-in capital                                                139,851         139,708
 Accumulated other comprehensive loss                                         (602)         (1,140)
 Accumulated deficit                                                       (64,038)        (47,391)
                                                                         ----------      ----------
                                                                            75,254          91,220

 Treasury shares at cost, 21,500 shares at December 31, 2002                   (88)              -
                                                                         ---------      ----------

      Total shareholders' equity                                            75,166          91,220
                                                                         ---------      ----------

                                                                         $  89,380      $  102,056
                                                                         =========      ==========

(*) Represents an amount lower than $ 1.


The accompanying notes are an integral part of the consolidated financial statements.

                                  FUNDTECH LTD.
                       CONSOLIDATED BALANCE OF OPERATIONS
                                 (In thousands)
                               (except share data)



                                                                             Year ended December 31,
                                                                   -------------------------------------------
                                                                    2 0 0 2           2 0 0 1          2 0 0 0
                                                                   --------          --------         --------

Revenues (Note 15)

 Software license fees                                             $ 10,068          $ 17,067          $ 28,492
 Maintenance and services fees                                       29,355            27,085            18,019
 Hardware sales                                                         405               842             1,437
                                                                   --------          --------          --------
      Total revenues                                                 39,828            44,994            47,948
                                                                   --------          --------          --------
Operating Expenses

 Software license costs                                                 703               896               252
 Maintenance and services costs                                      17,612            19,153            12,960
 Hardware costs                                                         317               686             1,131
 Research and development                                            14,525            19,185            17,747
 Selling and marketing, net                                           9,453            10,325             9,637
 General and administrative                                           7,230             9,116             6,133
 Amortization of capitalized software development costs               1,182                 -                 -
 Amortization of acquisition-related goodwill                             -             1,663             1,597
 Amortization of other acquired intangibles assets                      911               862               865
 Provision for doubtful accounts                                      1,335             5,966               717
 Restructuring expenses (Note 9a)                                     3,252             2,573                 -
 Non recurring expenses (Note 10)                                         -             1,500                 -
                                                                   --------          --------          --------

      Total operating expenses                                       56,520            71,925            51,039
                                                                   --------          --------          --------
                                                                   ________          ________          ________

 Operating loss                                                     (16,692)          (26,931)           (3,091)
 Impairment and realized losses on available for sale
   marketable securities (Note 3)                                      (281)           (7,826)                -
 Financial Income, net (Note 16)                                        691             3,343             5,542
                                                                   --------          --------          --------
 Income (loss) before income taxes                                  (16,282)          (31,414)            2,451

 Income taxes                                                          (365)             (212)              (74)
                                                                   --------          --------          --------
 Net income (loss)                                               $  (16,647)         $(31,626)         $  2,377
                                                                 ==========          ========          ========

       Basic earnings (loss) per share (Note 13)                 $    (1.16)         $  (2.22)         $   0.17
                                                                 ==========          ========          ========

       Diluted earnings (loss) per share                         $    (1.16)         $  (2.22)         $   0.16
                                                                 ==========          ========          ========



The accompanying notes are an integral part of the consolidated financial statements.


                                                     FUNDTECH LTD.
                              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                    (In thousands)


                                              Ordinary shares                  Deferred shares         Additional        Deferred
                                         --------------------------         --------------------        paid-in        Stock-based
                                           Shares          Amount           Shares       Amount         capital        compensation
                                         ----------       ---------         -------      -------      -----------      ------------

Balance as of January 1, 2000            13,951,582        $   42           50,002       (*)  -        $137,997         $  (147)
Exercise of stock options, net              192,892       (*)   -                -            -             966               -
Exercise of warrants, net                    40,000       (*)   -                -            -             520               -
Amortization of deferred stock-based
  Compensation                                    -             -                -            -               -              52
Forfeiture of stock options                       -             -                -            -             (63)             63
Comprehensive loss:
  Foreign currency translation
    adjustments                                   -             -                -            -               -               -
  Unrealized losses on available-
    for-sale marketable securities, net           -             -                -            -               -               -
  Net income                                      -             -                -            -               -               -
                                         ----------       -------          -------       ------        --------         -------

    Total comprehensive loss

Balance as of December 31, 2000          14,184,474            42           50,002       (*)  -         139,420             (32)
Exercise of stock options                    93,622             1                -            -             288               -
Amortization of deferred stock-based
  compensation                                    -             -                -            -               -              32
Comprehensive loss:
  Foreign currency translation
    adjustments                                   -             -                -            -               -               -
  Unrealized losses on available-
    for-sale marketable securities, net           -             -                -            -               -               -
  Realization of losses on available-
    for-sale marketable securities                -             -                -            -               -               -
Net loss                                          -             -                -            -               -               -
                                         ----------       -------          -------       ------        --------          ------

    Total comprehensive loss

Balance as of December 31, 2001          14,278,096            43           50,002       (*)  -        139,708                -



                                                                Accumulated
                                                                   other                                Total           Total
                                                Treasury        comprehensive      Accumulated      comprehensive    shareholders'
                                                 shares             loss            deficit             Loss            equity
                                                --------        -------------     ------------      -------------    ------------

Balance as of January 1, 2000                    $    -          $ (1,156)         $ (18,142)                -        $ 118,594
Exercise of stock options, net                        -                 -                  -                 -              966
Exercise of warrants, net                             -                 -                  -                 -              520
Amortization of deferred stock-based
  Compensation                                        -                 -                  -                 -               52
Forfeiture of stock options                           -                 -                  -                 -                -
Comprehensive loss:
  Foreign currency translation
    adjustments                                       -              (465)                 -         $   (465)             (465)
  Unrealized losses on available-
    for-sale marketable securities, net               -            (2,330)                 -           (2,330)           (2,330)
  Net income                                          -                 -              2,377            2,377             2,377
                                             ----------       -----------          ---------         --------          --------

    Total comprehensive loss                                                                         $   (418)
                                                                                                     ========

Balance as of December 31, 2000                       -            (3,951)           (15,765)               -           119,714
Exercise of stock options                             -                 -                  -                -               289
Amortization of deferred stock-based
  compensation                                        -                 -                  -                -                32
Comprehensive loss:
  Foreign currency translation
    adjustments                                       -              (225)                 -         $   (225)             (225)
  Unrealized losses on available-
    for-sale marketable securities, net               -            (4,790)                 -           (4,790)           (4,790)
  Realization of losses on available-
    for-sale marketable securities                    -             7,826                  -            7,826             7,826
Net loss                                              -                 -            (31,626)         (31,626)          (31,626)
                                             ----------       -----------          ---------        ---------          --------

    Total comprehensive loss                                                                        $ (28,815)
                                                                                                    =========

Balance as of December 31, 2001                       -            (1,140)           (47,391)                            91,220


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


                                                     FUNDTECH LTD.
                              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                    (In thousands)
                                                  (except share data)


                                              Ordinary shares                  Deferred shares         Additional        Deferred
                                         --------------------------         --------------------        paid-in        Stock-based
                                           Shares          Amount           Shares       Amount         capital        compensation
                                         ----------       ---------         -------      -------      -----------      ------------

Balance as of December 31, 2001          14,278,096        $   43           50,002      (*)     -       $139,708         $    -
Exercise of stock options                    64,856             -                -              -            143              -
Purchase of treasury shares                 (21,500)            -                -              -              -              -
Comprehensive loss:
Foreign currency translation
Foreign currency translation
 adjustments                                      -             -                -              -              -              -
Unrealized losses on
 available-for-sale
     marketable securities, net                   -             -                -              -              -              -
Realization of losses on
 available-for-
     sale marketable securities                   -             -                -              -              -              -
Net loss                                          -             -                -              -              -              -
                                        -----------        ------         --------       --------       --------         -------
     Total comprehensive loss

Balance as of December 31, 2002          14,321,452        $   43           50,002      (*)     -       $139,851         $    -
                                        ===========        ======         ========       ========       ========         =======


                                                             Accumulated
                                                                other                                Total             Total
                                               Treasury      comprehensive      Accumulated      comprehensive     shareholders'
                                                shares           loss            deficit             Loss             equity
                                             -----------    --------------     ------------      -------------     ------------

Balance as of December 31, 2001              $      -          $ (1,140)          $(47,391)                            $91,220
Exercise of stock options                           -                 -                  -                -                143
Purchase of treasury shares                       (88)                -                  -                -                (88)
Comprehensive loss:
Foreign currency translation adjustments            -               538                  -        $     538                538
Unrealized losses on
 available-for-sale
     marketable securities, net                     -              (281)                 -             (281)              (281)
Realization of losses on
 available-for-
     sale marketable securities                     -               281                  -              281                281
Net loss                                            -                 -            (16,647)         (16,647)           (16,647)
                                             --------          --------           --------        ---------           ---------

     Total comprehensive loss                                                                     $ (16,109)
                                                                                                  =========
Balance as of December 31, 2002              $    (88)         $   (602)          $(64,038)                           $ 75,166
                                             ========          ========           ========                            ========


(*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial atatements


                                                    FUNDTECH LTD.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (In thousands)


                                                                                         Year ended December 31,
                                                                               ------------------------------------------
                                                                                2 0 0 2          2 0 0 1         2 0 0 0
                                                                               ---------        ---------        --------
Cash flows from operating activities:
------------------------------------


 Net income (loss)                                                             $(16,647)        $(31,626)        $  2,377
 Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
    Depreciation and amortization                                                 5,580            6,303            5,187
    Impairment and realized losses on available for sale
      marketable securities                                                         281            7,826                -
    Write-off of other accounts receivable                                            -            1,035                -
    Loss on abandonment of property and equipment                                     -              270                -
    Provision for doubtful accounts                                               1,335            5,966              717
    Amortization of deferred stock-based compensation                                 -               32               52
    Deferred income taxes, net                                                      109             (319)               -
    Decrease (increase) in trade receivables and long-term trade
      receivables                                                                 4,737            1,202          (15,989)
    Decrease (increase) in other accounts receivable, prepaid
      expenses and inventories                                                       52              344             (856)
    Increase (decrease) in trade payables                                        (1,059)            (832)           1,566
    Increase (decrease) in deferred revenues, employees and
      payroll accruals and other accounts payable and accrued expenses            2,609            3,546           (2,905)
    Increase in accrued restructuring expenses                                    1,540            1,162                -
    Accrued severance pay, net                                                      (40)             (26)              74
    Accrued interest on marketable securities                                      (196)               -                -
    Other                                                                            39              (14)              (2)
                                                                               --------         --------         --------

        Net cash used in operating activities                                    (1,660)          (5,131)          (9,779)
                                                                               --------         --------         --------

Cash flows from investing activities:
------------------------------------

 Investments in available for sale marketable securities                              -           (1,986)          (3,374)
 Proceeds from (investments in) short-term bank deposits                              -            3,170           (3,132)
 Proceeds from sales of available-for-sale marketable securities                  5,181           33,801                -
 Investment in held-to-maturity marketable securities                           (15,729)               -                -
 Long-term lease deposits                                                          (365)            (143)            (476)
 Purchase of property and equipment                                              (1,298)          (2,322)          (5,907)
 Proceeds from sale of property and equipment                                        60                -               81
 Capitalized software development costs                                               -           (5,901)          (1,975)
                                                                               --------         --------         --------

   Net cash provided by (used in) investing activities                          (12,151)          26,619          (14,783)
                                                                               --------         --------         --------



The accompanying notes are an integral part of the consolidated financial statements.


                                                    FUNDTECH LTD.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (In thousands)


                                                                              Year ended December 31,
                                                                   --------------------------------------------
                                                                     2 0 0 2          2 0 0 1          2 0 0 0
                                                                   ----------        ---------        ---------
Cash flows from financing activities:
------------------------------------

 Purchase of treasury shares                                       $    (88)         $      -         $      -
 Proceeds from exercise of stock options and warrants, net              143               289            1,486
                                                                     --------         -------         ---------

   Net cash provided by financing activities                             55               289            1,486

 Effect of exchange rate on cash and cash equivalents                   404                30             (301)
                                                                     --------         -------         ---------

 Increase (decrease) in cash and cash equivalents                   (13,352)           21,807          (23,377)
 Cash and cash equivalents at the beginning of the year              39,923            18,116           41,493
                                                                     --------         -------         ---------

 Cash and cash equivalents at the end of the year                  $ 26,571          $ 39,923         $ 18,116
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

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)
                             (except per share data)


NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          h.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:
                                                            %
                                                         -------
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


                                                         2002               2001              2000

Reported net income (loss)                            $  (16,647)        $  (31,626)        $   2,377
Goodwill amortization                                          -              1,663             1,597
                                                      ----------         ----------         ---------
Adjusted net income (loss)                            $  (16,647)        $  (29,963)        $   3,974
                                                      ==========         ==========         =========

Reported basic earnings (loss) per share              $    (1.16)        $    (2.22)        $    0.17
Goodwill amortization                                          -               0.12              0.11
                                                      ----------         ----------         ---------
Adjusted basic earnings (loss) per share              $    (1.16)        $    (2.10)        $    0.28
                                                      ==========         ==========         =========

Reported diluted earnings (loss) per share            $    (1.16)        $    (2.22)        $    0.16
Goodwill amortization                                          -               0.12              0.11
                                                      ----------         ----------         ---------
Adjusted diluted earnings (loss) per share            $    (1.16)        $    (2.10)        $    0.27
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

               Pro forma Loss Per Share According to SFAS 123 and SFAS 148:

               For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black & Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2002, 2001 and 2000 (all in weighted averages):

                                                  2002        2001       2000
                                                --------    --------   --------
               Risk-free interest rate            3.78%       6.0%       6.0%
               Expected life of options          4 years     4 years    4 years
               Expected volatility                 64%         73%        73%
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

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 3   - MARKETABLE SECURITIES


                                                               December 31,
                                                           -------------------
                                                            2 0 0 2    2 0 0 1
                                                           --------    -------

          (*)  Available for sale - Mutual funds           $      -    $ 5,462
                                                           --------    -------
                Held to maturity  -
                  Corporate bonds                             5,698          -
                  Corporate notes                             2,603          -
                  Euro-dollar bonds                           2,660          -
                  Asset backed securities                     4,964          -
                                                           --------    -------
                                                             15,925      5,462
                                                           --------    -------
                                                           ________    _______

                                                           $ 15,925    $ 5,462
                                                           ========    =======

          Fair value                                       $ 15,924    $ 5,462
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


NOTE 4  - TRADE RECEIVABLES

                                                                December 31,
                                                           -------------------
                                                            2 0 0 2    2 0 0 1
                                                           ---------  --------

          Accounts receivable, net of allowance for
           doubtful accounts                               $ 10,535    $ 5,571
          Unbilled receivables, net of allowance for
           doubtful accounts                                  2,851     12,622
                                                           --------    -------
                                                           $ 13,386    $18,193
                                                           ========    =======


               Management's assessment for uncertainties of outstanding debt collectibility resulted in doubtful accounts expenses in the Statement of Operations of $1,335, $ 5,966 and $ 717 for 2002, 2001 and 2000, respectively.


NOTE 5  - LONG-TERM TRADE RECEIVABLES
                                                                December 31,
                                                           -------------------
                                                            2 0 0 2    2 0 0 1
                                                           ---------  --------

          Maturity dates - long-term trade receivables:
             First year (current maturities)                $  1,675   $ 2,256
             Second year                                       1,452     1,516
             Third year                                          740     1,136
             Fourth year                                         266       720
             Fifth year                                            -       268
                                                            --------    ------
                                                               4,133     5,896
                                                           ---------    ------

             Less -   Current maturities                       1,675     2,256
                      Allowance for doubtful accounts (see
                       also Note 4)                              961       961
                                                            --------   -------
                                                            $  1,497   $ 2,679
                                                            ========   =======

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 6  - PROPERTY AND EQUIPMENT, NET
                                                                 December 31,
                                                             ------------------
                                                             2 0 0 2    2 0 0 1
                                                            ---------  --------
          Cost:
             Office furniture and equipment                $  2,442    $ 2,392
             Computers and software                          16,344     15,004
             Motor vehicles                                     225        298
             Leasehold improvements                           1,316      1,228
                                                           --------    -------
                                                             20,327     18,922

             Accumulated depreciation                        13,062      9,646
                                                           --------    -------
                  Net book value                           $  7,265    $ 9,276
                                                           ========    =======



NOTE 7  - OTHER ASSETS, NET
                                                                December 31,
                                                            ------------------
                                                             2 0 0 2    2 0 0 1
                                                           ----------  ---------
          Acquisition-related intangible assets
          -------------------------------------
          Cost:
             Goodwill                                     $  14,791   $ 14,791
             Developed technology                             4,241      4,241
             Customer base                                    3,461      3,461
             Other intangible assets                             58         58
                                                           --------   --------
                                                             22,551     22,551
            Accumulated amortization                         (7,266)    (6,354)
                                                           --------   --------
                                                             15,285     16,197
                                                           --------   --------
          Capitalized software development costs
          --------------------------------------
          Cost                                                7,876      7,876
            Accumulated amortization                         (1,182)         -
                                                           ---------    -------
                                                              6,694      7,876
                                                           ---------   --------
                                                           _________   ________

            Net book value                                $  21,979   $ 24,073
                                                          ==========  =========


NOTE 8  - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                December 31,
                                                            -------------------
                                                             2 0 0 2    2 0 0 1
                                                            ---------  ---------

          Accrued expenses                                  $ 2,426    $ 1,603
          Government authorities                                677      1,176
          Office of the Chief Scientist and the Fund for
            the encouragement of Marketing Activities           180        333
          Other                                                  26         20
                                                           ---------   --------
                                                            $ 3,309    $ 3,132
                                                           =========   ========

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


      a. Restructuring expenses:
                                                        Year ended December 31
                                                       ------------------------
                                                         2 0 0 2      2 0 0 1
                                                       -----------  ----------

                Employee termination benefits and
                  related costs                           $ 1,458     $   790
                Facility closures and related costs         1,794       1,513
                Property and equipment abandonment              -         270
                                                         ---------   ---------
                                                          $ 3,252     $ 2,573
                                                         =========   =========


      b. The following table summarizes the restructuring accruals status as of December 31, 2002:


                                                Employee termination    Facility closures
                                                 and related costs      and related costs    Total
                                                --------------------    -----------------   --------

         Original Accrual
          Balance as of January 1, 2002               $  790                  $1,513          $2,303
          Additional accruals                          1,458                   1,794           3,252
                                                     -------                 -------          ------
            Total                                      2,248                   3,307           5,555
                                                     -------                 -------          ------
         Utilized in cash
          During 2001                                    628                     513           1,141
          During 2002                                    900                     812           1,712
                                                     -------                 -------          ------
            Total                                      1,528                   1,325           2,853
                                                     -------                 -------          ------
                                                     _______                 _______          ______

         Net Balance as of December 31, 2002          $  720                  $1,982          $2,702
                                                     =======                 =======          ======

         Net Balance as of December 31, 2001          $  162                  $1,000          $1,162
                                                     =======                 =======          ======

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


NOTE 11 - COMMITMENTS AND CONTINGENCIES (Cont.)

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

          e. A summary of the Company's option activity under the Plans is as follows:


                                                                          Year ended December 31,
                                             ------------------------------------------------------------------------------------
                                                      2 0 0 2                      2 0 0 1                     2 0 0 0
                                             --------------------------      ----------------------        ----------------------
                                                               Weighted                    Weighted                     Weighted
                                                               average                     average                      average
                                               Number          exercise        Number      exercise          Number     exercise
                                             of options         price        of options     price          of options     price
                                             ----------        --------      ----------    --------        ----------   --------

                Outstanding at January 1      1,363,843         $14.85       1,830,893      $14.15          1,355,421      $10.84
                 Granted                        500,800           3.84               -           -            818,100       17.38
                 Exercised                      (64,856)          3.33         (93,622)       2.94           (192,892)       4.94
                 Option exchange program     (1,025,700)         15.65               -           -                  -           -
                 Forfeited/cancelled           (209,632)         10.23        (373,428)      14.54           (149,736)      12.10
                                             ----------                      ---------                      ---------
                Outstanding at
                 December 31                    564,455         $ 6.68       1,363,843      $14.85          1,830,893      $14.15
                                             ==========                      =========                      =========

                Exercisable options at
                 December 31                    241,921         $10.43         810,987      $13.85            624,269      $11.70
                                             ==========                      =========                      =========


The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:


                                              Options            Weighted                        Options
                                            outstanding          average         Weighted       exercisable       Weighted
                                               as of            remaining         Average          as of           average
                Ranges of exercise           December          contractual       Exercise         December        exercise
                Price                        31, 2002          life (years)        Price          31, 2002          price
                ------------------          -----------        ------------      --------       -----------       --------

                $  3.55-5.00                   452,955             7.7             $ 3.87          132,796          $ 4.04
                $ 11.63-16.75                   69,500             2.3              15.55           67,125           15.62
                $ 22.31                         42,000             1.7              22.31           42,000           22.31
                                             ---------                                            --------
                                               564,455             6.6             $ 6.68          241,921         $ 10.43
                                             =========                                            ========

All options granded during 2002 and 2000 were at an exercise price that is equal to the fair value of the stock at the grant date. No options were granted during 2001.

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


NOTE 13 - NET EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of historical basic and diluted net earnings (loss) per share:


                                                               Year ended December 31,
                                                  --------------------------------------------
                                                     2 0 0 2         2 0 0 1         2 0 0 0
                                                 --------------   -------------   ------------
          Numerator:
           Net income (loss)                     $    (16,647)    $    (31,626)    $      2,377
                                                 ============     ============     ============

           Numerator for basic earnings
            (loss) per share - income (loss)
            available to Ordinary shareholders   $    (16,647)    $    (31,626)    $      2,377
                                                 ============     ============     ============

           Numerator for diluted net earnings
            (loss) pershare - income (loss)
            available to Ordinary shareholders
            after assumed exercises              $    (16,647)    $    (31,626)    $      2,377
                                                 ============     ============     ============

           Denominator:                                         Number of shares
                                                 ----------------------------------------------
           Denominator for basic net earnings
            (loss) per share - weighted - average
            shares                                 14,290,317       14,218,388       14,096,298
                                                  -----------      -----------      -----------

           Effect of dilutive securities:
            Employee stock options                    (*)   -       (*)      -          674,510
            Warrants                                  (*)   -       (*)      -            5,807
                                                  -----------      -----------      -----------


           Dilutive potential Ordinary Shares         (*)   -       (*)      -          680,317
                                                  -----------      -----------      -----------

           Denominator for diluted net
            earnings (loss) per share              14,290,317       14,218,388       14,776,615
                                                 ============     ============     ============

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

               Significant components of the Company and its subsidiaries assets are as follows.

                                                                December 31,
                                                           --------------------
                                                            2 0 0 2     2 0 0 1
                                                           ---------   --------
               Deferred tax assets:
                 U.S. net operating loss carryforwards     $ 20,967    $ 14,538
                 Israel net operating loss carryforwards      1,462       1,048
                 Swiss net operating loss carryforwards           -         109
                 Other reserve and allowances                 6,642       7,414
                                                           --------   ---------
               Total deferred tax assets before
                 valuation allowance                         29,071      23,109
               Valuation allowance                          (29,071)    (23,000)
                                                           --------    --------
               Balance at the end of the year
                (all foreign)                              $     -     $    109
                                                           ========    ========

               Deferred tax liabilities:
               Deferred taxes due to assets acquired and
                liabilities assumed (all foreign)          $     -     $      -
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

                                  FUNDTECH LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands)


NOTE 14  - INCOME TAXES (Cont.)

           f. Composition of income tax expenses


                                                     Year ended December 31,
                                                 -------------------------------
                                                  2 0 0 2     2 0 0 1    2 0 0 0
                                                 ---------   ---------  --------
              Income (loss) before taxes on
               income:

              Domestic                           $ (2,205)   $ (7,441)   $6,951
              Foreign                             (14,077)    (23,973)   (4,500)
                                                 ---------   ---------   ------
                                                 $(16,282)   $(31,414)   $2,451
                                                 =========   =========   ======



              Income tax provision (benefit) :

              Current:
                 Domestic                        $     51     $   136     $   8
                 Foreign                              205         185        66
                                                 --------     -------    -------
                                                      256         321        74
                                                 --------     -------    -------
              Deferred:
                 Domestic                               -           -         -
                 Foreign                              109        (109)        -
                                                 --------     ---------  -------
                                                      109        (109)        -
                                                 --------     ---------  -------
                                                 $    365     $   212     $  74
                                                 =========    =========  =======


           g.  Theoretical taxes

               The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:

                                                     Year ended December 31,
                                               ---------------------------------
                                                 2 0 0 2    2 0 0 1     2 0 0 0
                                               ----------  ----------  ---------

              Income (loss) before taxes on
                income                         $ (16,282) $ (31,414)   $ 2,451
                                               ==========  ==========  ========

              Theoretical tax on the above
                amount                        $   (5,862) $ (11,309)   $   882

              Tax benefit arising from
                "Approved Enterprise"                396      1,602     (2,555)

              Increase in valuation allowance      6,071      8,388      2,544

              Adjustments arising from
                differences in the basis of
                measurement for tax purposes
                and for financial reporting
                purposes                               -      2,095          -

              Other, net                            (240)      (564)      (797)
                                              ----------  ----------   -------
                                              $      365  $     212    $    74
                                              ==========  ==========   ========

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

               The following table sets forth the Company's revenue and operating income (loss) from all reportable segments for the year 2002 as well as BBP for the years 2001 and 2000:

                                                     Year ended December 31,
                                                 -------------------------------
                                                 2 0 0 2     2 0 0 1    2 0 0 0
                                                ---------   ---------  ---------
              Cash Management:
              ----------------
                 Revenues                       $ 8,098          --         --
                 Operating loss                 $(2,844)         --         --

              Payments:
              ---------
                 Revenues                       $24,214          --         --
                 Operating loss                 $(2,681)         --         --

              BBP:
              ----
                 Revenues                       $ 7,516     $ 6,901     $ 6,450
                 Operating income (loss)        $    42     $  (914)    $(2,390)

          b. Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:

                                                               Year ended
                                                            December 31, 2002
                                                            -----------------
               Total operating loss
                 of the reportable segments:                       5,483

               Amounts not allocated to segments:
                General and administrative expenses                6,172
                Marketing expenses                                 1,785
                Restructuring expenses                             3,252
                                                                 -------
               Consolidated operating loss                       $16,692
                                                                 =======



NOTE 15  -OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION  (Cont.)

          c.   Geographic information:

               The total revenues are attributed to geographic information, based on the customers' location



                                                        Year ended December 31,
                               ---------------------------------------------------------------------------
                                     2 0 0 2                    2 0 0 1                    2 0 0 0
                               ---------------------      ----------------------     ---------------------
                                              Long -                      Long -                    Long -
                                 Total        lived        Total          lived       Total         lived
                               revenues       assets      revenues        assets     revenues       assets
                               --------       ------      --------        ------     --------       ------

             Israel             $   142      $   827       $   205       $   737      $   574       $   830
             U.S.                26,272       20,844        31,610        24,140       27,610        20,942
             Australia              140           11             -            10        4,062             7
             Switzerland          7,801        8,451         7,381         8,847        6,313        10,529
             Others               5,473          138         5,798           222        9,389           139
                                -------      -------       -------       -------      -------       -------
                                $39,828      $30,271       $44,994       $33,956      $47,948       $32,447
                                =======      =======       =======       =======      =======       =======


          d. Major customer data as a percentage of total revenue:

                                                     Year ended December 31,
                                                 ------------------------------
                                                 2 0 0 2     2 0 0 1    2 0 0 0
                                                 -------     -------    -------

              Customer A                           18%         17%         2%
                                                  ====        ====       ====

              In 2000 no customer exceeded 10% of the Company's consolidated revenue.


NOTE 16 - FINANCIAL INCOME, NET:

                                                     Year ended December 31,
                                                 ------------------------------
                                                 2 0 0 2     2 0 0 1    2 0 0 0
                                                 -------     -------    -------

              Financial expenses:
                 Interest and other              $  172      $  325     $    2
                 Foreign currency translation
                  differences, net                  161         205         33
                                                 ------      ------     ------
                                                    333         530         35
                                                 ------      ------     ------
              Financial income:
                 Interest and other                 930       3,787      5,577
                 Foreign currency translation
                  differences, net                   94          86          -
                                                 ------      ------    -------

                                                  1,024       3,873      5,577
                                                 ------      ------    -------
                                                 ______      ______    _______
                                                 $  691      $3,343    $ 5,542
                                                 ======      ======    =======

                            Kost Forer & Gabbay             Phone: 972-3-6232525
                            3 Aminadav St.                  Fax: 972-3-5622555
                            Tel-Aviv 67067, Israel



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                  FUNDTECH LTD.

           We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Fundtech Ltd. and its subsidiaries as of December 31, 2001, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.




Tel-Aviv, Israel                                       KOST, FORER & GABBAY
February 11, 2002                               A Member of Ernst & Young Global

                                    SIGNATURE
                                    ---------

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           FUNDTECH  LTD.




                                           By: /s/ Reuven Ben Menachem
                                               ---------------------------
                                               Reuven Ben Menachem

Date: June 27, 2003

                                 CERTIFICATIONS
                                 --------------

I, Reuven Ben Menachem, certify that:

1. I have reviewed this annual report on Form 20-F/A of Fundtech Ltd.;

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


Date: June 27, 2003

                                              /s/ Reuven Ben Menachem
                                             ------------------------------
                                              Reuven Ben Menachem
                                              Chief Executive Officer
                                              (Principal Executive Officer)

I, Yoram Bibring, certify that:

1. I have reviewed this annual report on Form 20-F/A of Fundtech Ltd.;

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

Date: June 27, 2003


                                                  /s/ Yoram Bibring
                                                 -----------------------------
                                                  Yoram Bibring
                                                  Chief Financial Officer
                                                  (Principal Financial Officer)