Form 20-F
period 2003-12-31
FUNDTECH LTD
filed 2004-06-29
CIK 1054836

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the Fiscal year ended December 31, 2003

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-29634
                       -------

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

--------------------------------------------------------------------------------
       Title of each class            Name of each exchange on which registered
--------------------------------------------------------------------------------
              None                                     N/A
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                       Ordinary Shares, NIS 0.01 par value
                       -----------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2003, the Registrant had outstanding 14,527,871 Ordinary Shares, NIS 0.01 par value per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: |X| No: |_|

Indicate by check mark which financial statement item the Registrant has elected
to follow:                         Item 17 |_| Item 18 |X|

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

      We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, include the achievement of the anticipated levels of profitability, growth, cost, the timely development and acceptance of new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

      As used in this annual report, the terms "we," "us," "our," the "Company" and "Fundtech" mean Fundtech Ltd. and its subsidiaries, unless otherwise indicated. All reference to dollars or "$" are to United States Dollars and all references to "NIS" are to New Israeli Shekels.

                         TABLE OF CONTENTS [CONFIRM #S]

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.............................1

ITEM 3.   KEY INFORMATION.....................................................1

ITEM 4.   INFORMATION ON THE COMPANY.........................................11

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................18

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................37

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................46

ITEM 8.   FINANCIAL INFORMATION..............................................48

ITEM 9.   THE OFFER AND LISTING..............................................49

ITEM 10.  ADDITIONAL INFORMATION.............................................50

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........60

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............60

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................60

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS................................................60

ITEM 15.  CONTROLS AND PROCEDURES............................................60

ITEM 16.  [RESERVED].........................................................61

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT...................................61

ITEM 16B. CODE OF ETHICS.....................................................61

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................61

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.........62

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
          AFFILIATED PURCHASERS..............................................62

ITEM 17.  FINANCIAL STATEMENTS...............................................62

ITEM 18.  FINANCIAL STATEMENTS...............................................62

ITEM 19.  EXHIBITS...........................................................62

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable

ITEM 3.   KEY INFORMATION

A.    Selected Financial Data.

      The selected consolidated statement of operations data for each of the three years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited Consolidated Financial Statements set forth elsewhere herein, which have been prepared in accordance with U.S. generally accepted accounting principles. The selected consolidated statement of operations for the two years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements not included herein. All of the financial data set forth below are in thousands (except per share amounts) and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.


                                                                           YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------------------------
                                                        1999           2000          2001           2002            2003
                                                     ----------     ---------      ---------      ---------      ---------

STATEMENT OF OPERATIONS DATA:
 Total revenues...................................   $  31,995      $  47,948      $  44,994      $  39,828      $  47,614
Operating expenses:
   Software license costs.........................         559            252            896            703            493
   Maintenance and services costs.................       8,355         12,960         19,153         17,612         17,903
   Hardware costs.................................       1,132          1,131            686            317            306
   Research and development.......................      12,880         17,747         19,185         14,525          9,690
   Selling and marketing, net.....................       6,464          9,637         10,325          9,453          9,998
   General and administrative.....................       3,737          6,133          9,116          7,230          6,678
   Amortization of acquisition, related
      goodwill and other intangible assets........       1,275          2,462          2,525            911            940
   Amortization of capitalized software
      development costs...........................           -              -              -          1,182          1,574
   Provision for doubtful accounts................         258            717          5,966          1,335            350
   Non recurring expenses.........................           -              -          4,073          3,252              -
   In-process research and development
      write-off...................................       2,802              -              -              -              -
                                                     ---------      ---------      ---------      ---------      ---------

      Total operating expenses....................      37,462         51,039         71,925         56,520         47,932
                                                     ---------      ---------      ---------      ---------      ---------
Operating income (loss)...........................      (5,467)        (3,091)       (26,931)       (16,692)           318
Impairment and realized losses on
   available for sale marketable
   securities.....................................           -              -         (7,826)          (281)             -
Financial income, net.............................       3,756          5,542          3,343            691            671
Income taxes......................................           -            (74)          (212)          (365)          (286)
                                                     ---------      ---------      ---------      ---------      ---------

Net income (loss).................................   $  (1,711)     $   2,377      $ (31,626)     $ (16,647)     $      67
                                                     =========      =========      =========      =========      =========






                                                                           YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------------------------
                                                        1999           2000          2001           2002            2003
                                                     ----------     ---------      ---------      ---------      ---------
   Basic earnings (loss) per share...............    $   (0.13)     $    0.17      $   (2.22)     $   (1.16)     $    0.00
                                                     =========      =========      =========      =========      =========

   Diluted earnings (loss) per share.............    $   (0.13)     $    0.16      $   (2.22)     $   (1.16)     $    0.00
Shares used in computing:
      Basic earnings (loss) per share............       12,855         14,096         14,218         14,290         14,427
                                                     =========      =========      =========      =========      =========
      Diluted earnings (loss) per share..........       12,855         14,777         14,218         14,290         14,837
                                                     =========      =========      =========      =========      =========

CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, short-term bank
   deposits and short term investments...........    $  82,516      $  63,315      $  45,385      $  42,496      $  37,928
Long-term marketable securities..................    $       -      $       -      $       -      $       -      $   8,436
Working capital..................................    $  90,016      $  83,840      $  55,206      $  44,630      $  41,183
Total assets.....................................    $ 125,142      $ 126,872      $ 102,056      $  89,380      $  89,560

Shareholders' equity.............................    $ 118,594      $ 119,714      $  91,220      $  75,166      $  76,534

B.    Capitalization and Indebtedness.

      Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

      Not applicable.

D.    Risk Factors.

Risk Relating to Our Business

Our business is impacted by the uncertain recovery of the worldwide economy as it pertains to the financial services sector.

      Our business is dependent on current and anticipated market demand for our software products. The slowdown in the global economy began in the second half of 2000. It was exacerbated by the terrorist attacks of September 11, 2001 and, more recently, by continuing actions against global terrorism, such as the war in Iraq and attacks in Afghanistan by coalition forces led by the United States. These external factors continue to have some impact on the financial services industry's spending on information technology, or IT. This slow down has resulted in longer purchasing cycles with our customers and in customers' requests for longer payment terms. We cannot predict if or when the IT spending in our sectors will return to pre-recession levels. This uncertainty has resulted, and is likely to continue to result, in intensified price competition, reduced margins, lower revenue growth rates and longer payment terms, which may result in decreased revenues, increased losses and/or an inability to achieve profitability. These conditions may have a material adverse impact on our business, operating results and financial condition.

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

We have a history of losses.

      We incurred a net loss of approximately $31.6 million in 2001 and $16.6 million in 2002. We had a small net profit in 2003. We will need to generate significant revenues to maintain profitability. Revenue shortfalls were primarily due to issues related to current adverse economic conditions that are causing our customers to defer their technology purchasing. Such ongoing adverse economic conditions could make it more difficult for our revenues to increase and make it more difficult for us to maintain profitability.

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

      o changes in global economic conditions in general, and conditions in our industry and target markets in particular;

      o     our customers' budget cycles;

      o     the timing of the release of new product upgrades;

      o     enhancements or introductions by us and our competitors;

      o     the mix of product sales;

      o     software "bugs" or other product quality problems;

      o     product pricing;

      o     effectively providing customer support;

      o     delays in implementation;

      o impact of unrest or political instability in the places we do business, such as the current unrest in Israel;

      o     consolidation of our customers; and

      o     currency fluctuations.

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

      Our sales cycle from our initial contact with a potential customer to the signing of a license agreement has historically been lengthy and is variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. In addition, the purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that does not result in revenue, because either a competitor obtains the desired contract from the customer or the customer decides not to proceed with the project.

Decisions by customers to develop their own payments and cash management solutions or greater market acceptance of our competitors' products could result in reduced revenues.

      The market for payments and cash management solutions is continuing to develop and competition is intense. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products. Some of the larger financial institutions may choose to develop internally products that are similar in function to our global payments and cash management products, in lieu of purchasing our products. Thus we might be competing with both competitors within our industry and the in-house information technology departments of certain of our clients.

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

      We believe that the market for our payments and cash management software products and services consists of a relatively small number of customers who have very large potential accounts as well as a great number of customers comprising smaller accounts. These large accounts may from time to time comprise a significant percentage of our revenues in a specific fiscal period. Our failure to attract and retain these large accounts may have a material adverse effect on our business, financial condition and results of operations.

      We have entered into a contract with one particular customer for the sale of one of our payments products. This customer represented 18% of our revenue in 2003 and 18% of our revenue in 2002. The cessation of a project of this size, which has an indefinite term, could have a material adverse effect on our business, financial condition and results of operations and could also negatively impact the market acceptance of this product. See Item 5, "Operating Results and Financial Review and Prospects - Major Customer."

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

      The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., Politzer & Haney, Transaction Software Technologies, Inc., S1 Corporation, Fidelity Information Services, Banklink and Transaction Systems Architects, Inc. Furthermore, several large banks have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired.

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

We may be unable to expand our sales, marketing and support organizations which may hinder our ability to grow and meet customer demands and rapid expansion of these resources could increase our cost and reduce our operating profit.

      Prior to 2003 in order to reduce costs, we substantially reduced the number of employees in both our research & development and administrative departments. We believe we have sufficient resources available to meet and support our current obligations, but, we may need to substantially expand our direct and indirect sales and marketing operations in order to increase market awareness and sales of our products. We may also need to increase our technical and customer support staff to support new customers and the expanding needs of existing customers.

Since our products are complex we expect that the training process will take a significant period of time before these personnel can support our customers. Qualified individuals are in demand throughout the software industry and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly. If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

      We market and sell our products and services in the United States, Europe, Israel, Asia and Australia. We received 29.7% of our total revenues in 2001, 34% of our total revenues in 2002 and 39.3% of our total revenues in 2003 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including: economic or political changes in international markets;

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

      The stock market in general has experienced price and volume fluctuations. The market prices of securities of technology companies have not recovered from the declines experienced in the year 2000, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. For additional information, see the table in Item 9, "The Offer and Listing -- Market Price Information." These market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

      o any actual or anticipated fluctuations in our financial condition and operating results;

      o public announcements concerning us or our competitors, or the financial services industry;

      o our inability to meet any guidance or forward looking information, if provided;

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

      As of December 31, 2003, we had 14,527,871 Ordinary Shares outstanding, and, in addition, we have reserved up to 3,092,815 Ordinary Shares for issuance under our option plans. If a large number of our Ordinary Shares are sold, the price of our Ordinary Shares would likely decrease or if we continue to issue shares, convertible securities, warrants and/or options the price of our Ordinary Shares may decrease.

      We may continue to issue options and we may, in the future, issue options and the issuance of these securities could be dilutive to our shareholders. Future acquisitions involving the issuance of shares as part of the purchase price could result in dilution. See also the risk factor addressing possible future acquisitions below. Certain warrants or options, when issued, may require us to reflect appropriate charges in our financial statements at that time.

Undetected defects may increase our costs and impair the market acceptance of our products and technology.

      Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments into which our products are deployed. Despite testing conducted by us and our customers, some defects have been discovered after their commercial shipment. Our products are frequently more critical to our customers' operations compared to other software solutions used by such customers, and as a result, our customers may have a greater sensitivity to product defects relating to our products.

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

      We have in the past acquired certain assets of Sterling Commerce and CheckFree as well as one hundred percent of the stock of Biveroni Batschelet Partners AG and may in the future acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise. We may also engage in discussions and negotiations with companies about our acquiring or investing in those companies' businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all or that we will have sufficient available resources for such acquisitions or investments. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

We have a limited operating history with respect to certain of our principal products, which makes it difficult to predict future results of operations.

      From 1999 through 2002, we spent considerable time, effort and money developing our next generation software, including: PAYplus USA(TM), a funds transfer solution for use by banks, thrifts, and international agency banks operating in the United States, Global PAYplus(TM) a client/server funds transfer solution handling both local and global payments activity, and CASHplus(TM), an Internet based cash management solution that has multi-currency capabilities. PAYplus USA(TM) is now operating in approximately one hundred banks, and we have more recently began to implement Global PAYplus(TM) and CASHplus(TM). Therefore, this limited history of operations for our newer solutions and their delivery modes, makes it difficult to predict future results of operations.

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

      We have placed, and in the future may place, our software source code in escrow. The software source code may, under specified circumstances, be made available to our customers. In certain limited instances, we have also provided our software source code directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

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

We rely on software from third parties. If we cannot continue using that software, we would have to spend additional capital to redesign our existing software.

      We utilize off-the-shelf third-party software products to enhance the functionality of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If functional versions of third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations.

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

      We are organized under the laws of the State of Israel. Many of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel.

Political, economic and military conditions in Israel and the Middle East as a whole, could negatively impact our business.

      Political, economic and military conditions in Israel have a direct influence on us because one of our significant research and development facilities and one of our executive offices is located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing hostilities related to Israel will not have a material adverse effect on our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. The future of peace efforts between Israel and its Arab neighbors is uncertain. Since October 2000, there has been a significant deterioration in Israel's relationship with the Palestinian Authority, including a series of armed clashes between Israel, the armed forces of the Palestinian Authority, and terrorist organizations, and acts of terror have been committed inside Israel. Also, the recent war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact our business.

      Generally, all male adult citizens and permanent residents of Israel under the age of 54 in some cases are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the new Israeli shekel against the dollar.

      Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

      We have received Government grants in the past and currently receive tax benefits under Israeli government programs. To maintain our eligibility for these programs and benefits, we must continue to meet specified conditions. Some of these programs restrict our ability to transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes. The government of Israel has reduced the benefits available under these programs recently and these programs and tax benefits may be discontinued or reduced in the future.

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

      We cannot assure you that we will not be treated as a passive foreign investment company in 2004 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) the average value of our assets, including our pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, our U.S. investors could be subject to adverse tax consequences, including:

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

      For additional information, see Item 10E, "Additional Information -- Taxation."

ITEM 4.     INFORMATION ON THE COMPANY.

A.    History and Development of the Company

      Both our legal and commercial name is Fundtech Ltd. We were incorporated in Israel in 1993 under the Israeli Companies Ordinance (New Version), 1983 (the "Companies Ordinance"), as a private limited company, under the name of "Fundtrust Technologies Limited". The principal legislation under which we operate is the Israeli Companies Law, 5759-1999 (the "Companies Law"), which replaced most of the provisions of the Companies Ordinance effective as of February 1, 2000.

      Our registered office is located at 12 Ha'hilazon Street, 5th Floor, Ramat-Gan, Israel, and our telephone number is 972-3-611-6500.

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

      On March 13, 1998, we completed our initial public offering and our Ordinary Shares began trading on The NASDAQ National Market. As part of the offering, we issued 3,450,000 Ordinary Shares in consideration of net proceeds of approximately $41,710,500.

      On August 19, 2003 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel, and we became a dual listed company.

      Capital expenditures consisting primarily of purchases of property and equipment were $2.3 million, $1.3 million and $2.1 million during the years ended December 31, 2001, 2002 and 2003 respectively. We neither purchased nor owned any real property during this same period. We did not consummate any acquisitions of any company or portions of any company during 2001, 2002 and 2003.

      Capital expenditures for the year ending December 31, 2004 are expected to be approximately $5.2 million, of which $3.9 million will be spent in the United States and the remainder of $1.3 million will be expended outside the United States, primarily by BBP. We anticipate financing these capital expenditures with our own funds.

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

      We acquired our ACCESS Banking(TM) products in April 1998, BBP, our Swiss subsidiary, in June 1999 and our Banker products in September 1999. Our major products include ACCESS Banking(TM), CASHplus(TM), PAYplus USA(TM), PAYplus for CLS(TM), Global PAYplus(TM), Recovery Services for disaster recovery service bureau solutions and related services and third-party hardware sales.

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

      The following trends continue to drive demand for our products and services in this dynamic market environment: an increasing need for centralized payment and treasury functions; global adoption of real-time gross settlement; migration to Internet-based solutions; growth in electronic commerce; consolidation in the financial services industry; and increased regulatory requirements imposed on banks.

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

      o greater emphasis on risk mitigation in areas such as liquidity management and contingency and recovery capabilities;

      o a shift on the part of financial institutions to use outsourcing, application service providers and "white-labeling" in lieu of developing and managing their own information technology activities; and

      o continued spread of globalization that will require new tools for banks to manage 24-hour trading and settlement, real-time information demands and end-to-end processing.

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

      Our end-to-end solutions provide for remote initiation of transactions, efficient and automated processing of these transactions and settlement of the transactions at the central bank of the country of origin. We are one of the largest providers of services linking the banks to networks, such as the Federal Reserve System in the United States that has approximately 7,500 banks on their FedLine system. On a global basis, we provide banks with the capability to link to the Society for Worldwide Financial Interbank Telecommunications ("S.W.I.F.T.") network for communicating cross-border transactions. S.W.I.F.T. has approximately 6,800 banks in 189 countries. In addition to providing payment services, we are also a leading provider of settlement solutions that link banks to the CLS

Bank's Continuous Linked Settlement System ("CLS"). CLS is a system set up by the largest foreign exchange banks in the world to reduce foreign exchange settlement risk.

PRODUCT NAME                 DESCRIPTION
------------                 -----------

Payment Solutions

PAYplus USA(TM)              A payments solution for banks operating in the
                             United States.

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

CASHplus(TM)                 A next generation Internet-based cash management
                             solution designed for high end and mid-level financial institutions.

Fundtech Banker(TM)          A fully integrated cash management solution
                             designed primarily for the community bank market.

Fundtech Banker for the      A Web-based cash management system that runs with
Internet(TM)                 the Fundtech Banker cash management system.

Settlement Solutions

PAYplus for CLS(TM)          A solution designed to allow its members, being the
                             largest international financial institutions, to fully participate in the Continuous Linked
                             Settlement System.

ASP/Outsourcing Solutions

Fundtech Connect (ASP)       An Application Service Provider (outsourcing
- for PAYplus USA            solution) ("ASP") that provides the PAYplus
                             solution to banks operating in the United States.

Fundtech Connect (ASP)       An ASP that provides the ACCESS solution to banks
- for CASHplus               operating in the United States.

Interbank Gateway Services   An ASP that provides payment and settlement
                             solutions to banks in Europe, primarily in Switzerland.

Recovery Services            Disaster recovery and contingency services for
                             users of our products.

PAYplus USA(TM)

      PAYplus USA(TM) is a funds transfer solution used to connect a financial institution's funds transfer room with the Federal Reserve's FedWire system. This solution evolved from and replaces two older products, FEDplus(TM) and PAY$tar(TM). Our target market includes all banks operating in the United States that do not need a global payment solution, including U.S.-based banks, thrifts, savings and loans and international agency banks operating in the United States.

      PAYplus USA(TM) supports payment processing, risk management and regulatory compliance for U.S. financial institutions that utilize the Federal Reserve Bank's FedWire system for high value payments. PAYplus USA(TM) also offers the same functionalities for international multi-currency payments of international banks operating in the United States.

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

      o SECOMigt allows banks and other financial institutions to engage in the electronic trading and settlement of securities transactions through online access to SECOM, Switzerland's securities trading and settlement system.

      o SWIFTigt allows banks and other financial institutions to connect to the S.W.I.F.T. network for the processing and settlement of international bank-to-bank e-payments.

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

      o Banks located outside of the United States - These banks are located in countries that have moved or will move into processing payments on a real time gross settlement basis.

      During the years 2001, 2002 and 2003, we pursued a strategy of penetrating the top tier of global banks with our PAYplus for CLS(TM) product offering. The major foreign exchange trading banks worldwide, as well as central banks and regulators are supporting the creation of the CLS, a global system for providing foreign exchange, or "FX" or settlement services. CLS is intended to handle FX trades with a daily value of approximately three trillion U.S. dollars. We have been successful in obtaining the majority of the CLS contracts awarded to date from banks including, inter alia, Australia and New Zealand Banking Group Ltd., Bank of America, Bank of New York, Citibank, Commerzbank, Deutsche Bank, Dresdner Bank, National Australia Bank and Banco Bilboa Vizcaya Argentaria. We believe that this significant step forward will help us leverage our technology and offer those banks additional products in the future such as the Citibank Global PAYplus(TM) agreement.

      In 2001, we entered into an agreement with a leading international financial institution whereby we agreed to license certain of our products, including PAYplus for CLS(TM) and Global PAYplus(TM), and perform various consulting and maintenance services in connection with the license of such products. For the year ended December 31, 2003, the aggregate total revenue derived from the license of these products, and the fees earned in connection with the consulting and maintenance services was approximately $8,408, which represents approximately 18% of our 2003 revenues. See Item 5A, "Operating and Financial Review and Prospects -- Operating Results -- Major Customer."

      During 2003, we made significant progress marketing our Global PAYplus software in Europe, which was reflected in agreements for software and services with Bank Cypress, Bank Austria (a member of the HVB Group) and Banco Popular Espana.

      Please see the table that presents our consolidated revenues according to the geographical regions to which such revenues are attributable in Item 5A, "Operating and Financial Review and Prospects -- Operating Results -- Significant Revenue Information."

Sales and Marketing

      We sell our products and services primarily through our direct sales force. In the past we have relied more heavily on referrals from local distributors or independent marketing representatives. A number of our former distributors have changed their market focus and/or become our direct competitors. In response to this and other factors, we have grown our sales force to support our direct sales efforts. We have a dedicated sales staff in the United States, United Kingdom, Switzerland and Australia.

      We are an active participant in various trade shows and conferences where we promote our products. In addition, we receive inquiries about our products directly through our corporate website.

      We maintain a good working relationship with the Federal Reserve Bank in the United States to ensure that our products meet Federal Reserve requirements. We also maintain a good working relationship with S.W.I.F.T., a utility for communication of global financial institutions payment and settlement instructions owned by the largest banks in the world. By ensuring that our solutions are S.W.I.F.T.-compliant, we are well positioned to offer payment and settlement solutions to international banks.

Software Development

      We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in maintaining technological leadership. The total software development staff consisted of 98 full-time employees on December 31, 2003. All of our products have been developed internally by our product development staff. Some of these products are embedded, or bundled, with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

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

Customer Support

      We believe that effective customer support in the software industry requires rapid, efficient and comprehensive installation of the product. Upon installation, we strive to provide superior customer support by solving problems quickly and providing customers with consistent, accurate and understandable technical information. We employ test scripts and bank production data to test our solutions and our products are shipped with back-up procedures installed. We recognize that timely solutions are essential for our mission-critical solutions in the event problems do arise. We emphasize responsiveness to our customers' inquiries and offer telephonic support for the reporting of problems twenty-four hours a day. Customer inquiries range from production problems to user questions and hardware issues. In addition, we utilize Remote Access Services (RAS-Windows NT service) to enhance remote customer support. Certain of our marketing representatives and contractors also provide sales, service and technical support functions for our products to end-users in specific geographic territories.

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

Competition

      The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., Politzer & Haney, S1 Corporation, Transaction Software Technologies, Inc., Fidelity Information Services, Banklink and Transaction Systems Architects, Inc. Furthermore, several large financial institutions have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired. In order to maintain our competitive position, we must differentiate our products from the products of our competitors and successfully develop and introduce new products that are less costly than, or superior to, those of our competitors.

C.    Organizational Structure

      We are organized under the laws of the State of Israel. We are the parent company of our wholly-owned operating subsidiaries that are specified in the table below.
                                                         Country of
Name of Subsidiary                              Incorporation/Organization
------------------                              --------------------------------

Fundtech Corporation .......................    United States, State of Delaware

Fundtech U.K. Limited.......................    United Kingdom

Fundtech Australia Pty Limited .............    Australia

Fundtech Netherlands BV ....................    Netherlands

FCMS, LLC...................................    United States, State of Delaware

Biveroni Batschelet Partners AG ............    Switzerland

D.    Property, Plants and Equipment.

      We do not own any real property. As of December 31, 2003, we leased office space as specified in the table below. The aggregate annual lease payments for our facilities were approximately $1,905,000.

                                                      Approximate
Location                                              Aggregate Square Feet
--------                                              ---------------------

Ramat-Gan, Israel...........................          13,000

Burlington, Massachusetts...................          17,000

Jersey City, New Jersey.....................          15,000

Carollton, Texas............................           3,000

San Leandro, California.....................           6,700

Norcross, Georgia...........................          26,000

Switzerland.................................           9,500

United Kingdom..............................           1,800

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH
ITEM 3A "SELECTED FINANCIAL DATA" AND OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND

UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS."

Overview

      We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into three broad categories: (i) payment processing and management, (ii) foreign exchange settlement processing and (iii) delivery channels for financial institutions cash management products, which enable banks to process and manage communications between financial institutions and their customers. The solutions facilitate communications between financial institutions and their customers for initiating payments, making inquiries and managing their activities with the financial institutions. Our client/server web-enabled software products automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers.

      We have noted an increasing emphasis on the generation of fee based income among financial institutions. Our customers, which include state and federally chartered banks and savings and loan associations, are subject to extensive and complex regulation. Regulatory changes may also drive the types of products and services our customers demand. Additionally these institutions are focusing on cost reduction through improvements in operating efficiency. Our software products automate transaction procedures and also allow clients of our customers both to initiate transactions and access information over the Internet rather than by contacting the customer's staff. The server-based architecture of our software also allows cost reductions in comparison to mainframe based applications. The software permits customers to easily change fee parameters and offer new financial products without having to reprogram the software.

      We are currently marketing new products which have been developed since 2001, particularly Global PAY plus and CASHplus. This development work contributed heavily to the operating losses during 2001 and 2002. During 2003, we were able to refocus our efforts to marketing these new products, resulting in a reduction in our research and development expenses and an increase in revenues. Our development focus with respect to these products is now on upgrades to add new functionality, new interfaces to the products and performance enhancements in conjunction with out customer implementations.

      In response to declines associated with the current, cautious information technology spending environment within the financial services industry, we adopted three restructuring plans during the third and fourth quarters of 2002 and the second quarter of 2001.

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

      Our restructuring program in 2001 and 2002 substantially impacted our results of operations in those years. All restructuring plans were substantially completed by February 2003. We began to realize the benefits of the plan in 2001 and continued to see such benefits during 2002 as evidenced by the reduction in the total sum of maintenance and services costs, research and development costs (including capitalized development costs), selling and marketing costs and general and administrative costs (together, "Certain Costs"). Certain Costs declined from $16.4 million in the second and third quarters of 2001 to $14.0 million in the fourth quarter of 2001 and continued to decline to $12.4 million, $12.5 million, $11.9 million and $10.9 million in the first, second, third and fourth quarters of 2002, respectively. Certain Costs stabilized in 2003 to $10.6 million, $10.9 million, $10.7 million and $11.0 million in the first, second, third and fourth quarters, respectively. The reduced cost structure resulting from those actions have resulted in a significant improvement in our operating margins, which improved from (59.8%) in 2001, to (41.9%) in 2002 and (0.7%) in 2003.

      PAYplus USA(TM) is our United States funds transfer solution used to connect a financial institution's funds transfer room with the Federal Reserve's FedWire system and with the S.W.I.F.T. system. PAYplus USA(TM) both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer - from its creation to accounting and memo posting). Out target market for this product includes all banks operating in the United States that do no need a global payment solution. PAYplus USA(TM) may be licensed or utilized through ASP outsourcing arrangement where it is operated at our data center on behalf of the customer.

      Our Global PAYplus(TM) software provides institutions with real-time global support of their multi-currency payments activity. Global PAYplus(TM) employs a client/server funds transfer payment system that supports not only the local payment processing and risk management and regulatory compliance for local clearing systems but also aggregates worldwide payment activity. Global PAYplus(TM) supports both UNIX and NT and employs open technology standards. The system features end-to-end security and multi-currency capabilities.

      Our CASHplus(TM) product, which is out newest Internet-based product, enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies and in multiple countries and regulatory environments. CASHplus(TM) is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software. CASHplus(TM) may be licensed or utilized through our ASP outsourcing arrangement where it is operated at our data center on behalf of the customer.

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

      Our BBP subsidiary operates a service bureau in Switzerland providing Interbank Gateway Services, a set of electronic payments and securities application services. Interbank Gateway Services provide secure and reliable technology infrastructure, which enables financial institutions to initiate, process and support electronic payment transactions across a wide range of settlement solutions. The service bureau's services include connection to the Central Bank of Switzerland for the processing and settlement of bank-to-bank e-payments, the processing and settlement of bank-to-bank Euro-denominated e-payments, electronic trading and settlement of securities transactions through online access SECOM, Switzerland's securities trading and settlement system and connection to the S.W.I.F.T. network for the processing and settlement of international bank-to-bank e-payments. The IGTplus software utilized to provide these services is also available on a license basis.

      To some degree, however, the match of our software capabilities to the positive trends described above has been offset by the slow recovery of the global financial services industry from the slowdown of 2000-2002. Additionally, there are few pending major regulatory changes foreseeable to drive technology procurements. Although spending on technology in the financial services industry increased during 2003, it is difficult to predict if this trend will continue as well as the extent of the impact that it may have on our future revenues or results of operations. Notwithstanding this increase in spending, we have seen and expect to see a significant percentage of spending on maintaining and upgrading so-called "legacy systems" that are currently in place with our customers, or internally developed "in-house" solutions rather than on the acquisition of new externally developed systems such as those we market.

Acquisition of Businesses from CheckFree, BBP and Certain Assets from Sterling

      In April 1998, we acquired from CheckFree two businesses engaged primarily in the design and development of cash management software products and the development and sale of wire transfer products. We paid approximately $18.8 million in cash (including acquisition expenses) for the acquired CheckFree businesses. The transaction was accounted for as a purchase and resulted in the initial recording of approximately $3.1 million of goodwill and other intangibles, of which other intangibles in the amount of $0.9 million are being amortized over a period of 10 years. The transaction also resulted in a one-time write-off of research and development in process in the amount of $16.6 million.

      In June 1999, we entered into a Share Purchase Agreement with Biveroni Batschelet Partners AG, a Swiss corporation ("BBP"), and its shareholders, pursuant to which we purchased all of the outstanding shares of BBP for an aggregate purchase price of approximately $13.9 million, of which 75% was paid in cash and 25% in stock (105,315 Ordinary Shares). The transaction was accounted for as a purchase and resulted in the initial recording of approximately $11.4 million of goodwill and other intangibles, of which other intangibles in the amount of $3.6 million are being amortized over an average period of 8.5 years. In addition, a one-time write-off of research and development in process in the amount of $2.8 million was recorded at the time of the purchase.

      On September 30, 1999, Fundtech Corporation, a wholly owned subsidiary of ours and FCMS, LLC, our indirect wholly owned subsidiary, consummated the purchase of certain assets and assumed liabilities constituting the cash management business of Sterling Commerce (Northern America) Inc. ("Sterling") for approximately $6.9 million (including acquisition expenses). The cash consideration was paid through immediately available funds from our working capital. The transaction was accounted for as a purchase and resulted in the initial recording of approximately $8.9 million of goodwill and other intangibles, of which the other intangibles in the amount of $3.5 million are being amortized over an average period of 9.2 years.

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

Critical Accounting Policies

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements.

      Revenues. Our revenues are generated from licensing the rights to use our software products directly to end-users, sales of professional services, including consulting, implementation and training. We also provide hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

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

      We usually provide a warranty period to our customers of up to six months at no extra charge. As of December 31, 2003 and 2002, the provision for warranty cost is immaterial.

      Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," using contract accounting on the percentage-of-completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.

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

      Our trade receivables and long-term trade receivables primarily include amounts due from banks and large financial institutions. An allowance for doubtful accounts is determined for those specific amounts that we believe are not likely to be collected. We perform ongoing credit evaluations of our customers and in judging the probability of collection of receivables we continuously monitor collection and payments from our customers and maintain a provision for any specific customer collection issues that we have identified. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, an additional provision for doubtful accounts might be required.

      SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a detailed program design.

      Our costs incurred between completion of the detailed program design for the Global PAYplus(TM) product and the point at which the product was ready for general release has been capitalized. As of December 31, 2001, we capitalized development costs totaling $7,876,000 in aggregate. In 2002 we started amortizing the capitalized development costs and we did not capitalize any additional development costs. The 2002 and 2003 amortization costs relating to the capitalized development costs totaled $1,182,000 and $1,576,000, respectively.

      Long-Lived Assets. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

      o significant decrease in the market price of a long-lived asset or asset group;

      o significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

      o significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator;

      o accumulation of costs significantly in excess of the amount originally expected for the acquisition of a long-lived asset or asset group;

      o current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

      o current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

      We determine the recoverability of long-lived assets based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Such estimation process is highly subjective and involves significant management judgment. Determination of impairment loss from long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

      Valuation of Goodwill. We assess the impairment of goodwill on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

      o significant underperformance relative to expected historical or projected future operating results;

      o significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

      o     significant negative industry or economic trends.

      When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on a projected discounted cash flow. We completed a preliminary assessment during the first quarter of 2002 and performed an annual impairment review during the fourth quarter of 2002 and 2003. We did not record an impairment charge based on our reviews. If our estimates or the related assumptions change in the future, we may be required to record impairment charge on goodwill to reduce its carrying amount to its estimated fair value.

A.    Results of Operations

      The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:


                                                                    Year Ended December 31,
                                                             ----------------------------------
                                                                2001         2002         2003
                                                             --------       ------       ------
      Revenues:
         Software license fees............................      37.9%        25.3%        27.8%
         Maintenance and service fees.....................       60.2         73.7         71.4
         Hardware sales...................................        1.9          1.0          0.8
                                                              -------        -----        -----
      Total revenues......................................      100.0        100.0        100.0
                                                              -------        -----        -----

      Operating Expenses:
         Software license costs...........................       2.0          1.8          1.0
         Maintenance and service costs....................      42.6         44.2         37.6
         Hardware Costs...................................       1.5          0.8          0.6
         Research and development.........................      42.6         36.5         20.4
         Selling and marketing, net.......................      22.9         23.7         21.0
         General and administrative.......................      20.3         18.1         14.0
         Amortization of capitalized software
            development costs.............................         -          3.0          3.3
         Amortization of acquisition-related
            goodwill......................................       3.7            -            -
         Amortization of other acquired intangible
            assets........................................       1.9          2.3          2.0
         Provision for doubtful accounts..................      13.3          3.3          0.7
         Restructuring expenses...........................       5.7          8.2            -
         Non recurring expenses...........................       3.3            -            -
                                                             -------        -----        -----

         Total operating expenses.........................     159.8        141.9        100.7
                                                             -------        -----        -----
         Operating income (loss)..........................     (59.8)       (41.9)        (0.7)
         Impairment and realized losses on
            available for sale marketable securities......     (17.4)        (0.7)           -
         Financial income, net............................       7.4          1.7          1.4
                                                             -------        -----        -----
         Income (loss) before income taxes................     (69.8)       (40.9)         0.7
         Income taxes.....................................      (0.5)        (0.9)        (0.6)
                                                             -------        -----        -----
         Net income (loss)................................     (70.3)%      (41.8)%        0.1%
                                                             =======        =====        =====

Significant Revenue Information

      The following table presents our consolidated revenues according to the geographical regions to which such revenues are attributable:


                             2001                        2002                        2003
                             ----                        ----                        ----
                     Total                       Total                        Total
                   Revenues      Percentage     Revenues      Percentage     Revenues     Percentage
                   --------      ----------     --------      ----------     --------     ----------
Israel              $   205          0.4%       $   142           0.4%       $   115          0.3%
U.S.A                31,610         70.3         26,272          66.0         28,908         60.7
Switzerland           7,381         16.4          7,801          19.6          8,865         18.6
Other                 5,798         12.9          5,613          14.0          9,726         20.4
                    -------       ------        -------        ------        -------       ------
                    $44,994        100.0%       $39,828         100.0%       $47,614        100.0%
                    =======       ======        =======        ======        =======       ======

Major Customer

      We derived approximately 18% of our annual revenues from the license, consulting and maintenance service fees earned in connection with an agreement with a leading international financial institution in both 2002 and 2003. See
Item 4B, "Information on the Company -- Business Overview - Customers and Markets." In 2004 we have entered into new orders under this agreement which will likely result in an increase in fees earned from this customer in 2004. We also anticipate that these fees will represent a higher percentage of our total annual revenue in 2004 as compared to 2003. A failure of the bank to enter into or proceed with such orders could have a material adverse effect on our business, financial condition and results of operations.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Revenues. In 2003, revenues increased 20% to $47,614,000 from $39,828,000 in 2002. A comparison between our 2003 and 2002 revenues among our divisions is as follows:

                                                                   Variance
                                                                   --------
        Division         2003              2002            Increase           %
        --------         ----              ----            --------          --

Cash Management      $11,365,000       $ 8,098,000       $ 3,267,000         40%
Payments              26,972,000        24,214,000         2,758,000         11%
BBP                    9,277,000         7,517,000         1,760,000         23%
                     -----------       -----------        -----------
                     $47,614,000       $39,829,000       $ 7,785,000         20%
                     ===========       ===========        ===========

      Cash Management revenues include ACCESS and CASHplus licenses, services and ASP solutions sales. The increase in revenues from our Cash Management division is primarily attributable to new CASHplus sales, increased billable enhancement requests, and the increase in installed ASP solutions which generate revenues post-installation. Payment revenues include our Global PAYplus, PAYplus for CLS and PAYplus USA solutions in both license and ASP form. The increase in revenues from our Payments division is primarily attributable to the increased license and increased maintenance due to additional international sales of Global PAYplus, PAYplus for CLS along with new PAYplus USA sales. The increase in revenues from our BBP division is primarily attributable to the increased service fees related to IGTplus implementation among existing clients.

      In 2002, we started evaluating our business activities along the three division lines of Cash Management, Payments and BBP. In prior years, we determined that our operating segments had similar economic characteristics such as products and services, customers' methods used to distribute products and services, and regulatory environment resulting in their aggregation.

      Software License Fees. Software license fees consist of revenues derived from software license agreements we enter into with our customers. A comparison between our 2003 and 2002 software license fees is as follows:

                                                                    Variance
                                                                    --------
                                     2003          2002        Increase      %
                                     ----          ----        --------     --

        Software License Fees     $13,236,000   $10,068,000   $3,168,000    32%

      The increase is primarily attributable to increasing market awareness and acceptance of the company's new product offerings and increased spending on the part of the information technology departments of financial institutions.

      Maintenance and Services Fees. Maintenance and services fees include revenues derived from maintenance contracts, installation and training fees, service bureau fees, consulting fees, certification fees and related items. We generally receive a contract for maintenance and services at the time a contract for the license is entered into. A comparison between our 2003 and 2002 maintenance and services fees is as follows:

                                                                      Variance
                                                                      --------
                                      2003          2002        Increase     %
                                      ----          ----        --------     --

          Maintenance and
          Services Fees            $34,011,000   $29,355,000   $4,656,000   16%

      Software Maintenance fees are generally based on a percentage of the value of the licenses for the products to which they relate. The increase in maintenance fees is commensurate with the increase in software licenses (and corresponding license fees) under maintenance offset by warranty periods applicable to new licenses. The increase in service fees relates to the more intense level of services provided under large projects for top-tiered customers.

      Hardware Sales. Hardware sales consist of the reselling of third-party hardware in connection with the licensing and installation of our software. A comparison between our 2003 and 2002 hardware sales is as follows:

                                                                    Variance
                                                                    --------
                                      2003          2002        Decrease     %
                                      ----          ----        --------     --

          Hardware Sales            $367,000      $405,000     ($38,000)    (9%)

      We have placed less emphasis on sales of hardware to our customers. Much of the hardware upon which our products run can be obtained directly from the manufacturer rendering the margins on this brokering activity less attractive. The decrease in hardware sales is attributable to a decrease in the number of transactions in which our customers also purchased hardware through us.

      Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2003 and 2002 software license costs is as follows:

                                                                    Variance
                                                                    --------
                                      2003          2002       Decrease     %
                                      ----          ----       --------     --

          Software License Costs    $493,000      $703,000    ($210,000)   (30%)

      The decrease in costs is primarily due to a decrease in royalty payments and third-party embedded software costs resulting from increased focus on managing these relationships in light of a highly competitive market for these products.

      Maintenance and Services Costs. Maintenance and services costs consist primarily of personnel costs, telephone support costs and other costs related to the provision of maintenance, service bureau and professional services. A comparison between our 2003 and 2002 maintenance and services costs is as follows:


                                                                           Variance
                                                                           --------
                                             2003           2002       Increase      %
                                             ----           ----       --------      --

          Maintenance and Services Costs    $17,903,000   $17,612,000   $291,000    2.0%

      The increase in costs is principally due to increased personnel numbers and personnel related expenses incurred in response to the increase in license revenue and changes in the nature of the maintenance services requested by top-tier customers. While not directly proportional, the increased number of licenses granted added to the number of customers for whom support is provided and this necessitated the addition of personnel. Greater levels of support availability requested by top-tier customers also required an increase in the number of personnel supporting the new call hours. Maintenance and service costs did not increase at the same rate as associated fees as a result of the Company's restructuring of its operations in 2001 and 2002, which resulted in a lower base of operating costs associated with these functions.

      Hardware Costs. Hardware costs consist primarily of our cost of computer hardware resold to our customers. A comparison between our 2003 and 2002 hardware costs is as follows:
                                                                   Variance
                                                                   --------
                                      2003          2002       Decrease    %
                                      ----          ----       --------    --

          Hardware Costs            $306,000      $317,000    ($11,000)   (3.5%)

      The cost of hardware sales decreased by $11,000, or 3.5%, to $306,000 in the year ended December 31, 2003 from $317,000 in the year ended December 31, 2002. The reduction in costs is commensurate with the decrease in hardware sales.

      Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2003 and 2002 software development is as follows:

                                                                     Variance
                                                                     --------
                                      2003        2002         Decrease      %
                                      ----        ----         --------     --

          Software Development     $9,690,000  $14,525,000   ($4,835,000)  (33%)

      We did not capitalize any software development costs in 2003 or 2002, since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short, and consequently, these costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The decrease in costs is primarily due to the cost cutting measures we undertook during 2001 and 2002, which resulted in a reduction in personnel numbers and personnel related expenses. See Item 5, "Operating and Financial Review and Prospects -- Critical Accounting Policies" for additional information about the reduction in personnel numbers.

      Selling and Marketing. A comparison between our 2003 and 2002 selling and marketing expenses is as follows:

                                                                     Variance
                                                                     --------
                                       2003         2002        Increase      %
                                       ----         ----        --------     --

          Selling and Marketing     $9,998,000   $9,453,000     $545,000     6%

      The increase in sales and marketing expenses was principally due to an increase in marketing initiatives associated with selling and marketing our products, which helped us achieve corresponding higher revenues and the higher employee commissions related thereto. While sales and marketing expenses associated with a 32% increase in both software license fees and maintenance and service fees increased overall, this increase was offset by the reduction of five sales and marketing personnel.

      General and Administrative. A comparison between our 2003 and 2002 general and administrative expenses is as follows:

                                                                      Variance
                                                                      --------
                                          2003        2002      Decrease     %
                                          ----        ----      --------     --

         General and Administrative    $6,678,000  $7,230,000  ($552,000)   (8%)

      This decrease is due to the headcount reduction of general and administrative personnel and decreases in professional and consulting fees.

      Amortization of Capitalized Software Development Costs. A comparison between our 2003 and 2002 amortization of capitalized software development costs is as follows:

                                                                      Variance
                                                                      --------
                                          2003         2002      Increase     %
                                          ----         ----      --------    --
          Amortization of
          Capitalized Software
          Development Costs            $1,574,000   $1,182,000   $392,000    33%

      We started amortizing capitalized software development costs in the second quarter of 2002, which were incurred through December 31, 2001 in connection with our Global PAYplus product. For the year ended December 31, 2003 we amortized four quarters of costs as compared to only three quarters in the year ended December 31, 2002.

      Amortization of Other Acquired Intangible Assets. A comparison between our 2003 and 2002 amortization of other acquired intangible assets is as follows:

                                                                      Variance
                                                                      --------
                                          2003        2002       Increase     %
                                          ----        ----       --------    --
          Amortization of Other
          Acquired Intangible Assets    $940,000    $911,000     $29,000     3%

      The increase in amortization resulted from exchange rate differences for assets related to BBP. The adoption of SFAS No. 142 resulted in zero amortization expense for acquisition-related goodwill in the years ended December 31, 2003 and 2002. See "Other Critical Accounting Policies".

      Provision for Doubtful Accounts. Management's assessment for uncertainties of outstanding debts collectibility is reflected in our provision for doubtful accounts. A comparison between our 2003 and 2002 provision for doubtful accounts is as follows:

                                                                   Variance
                                                                   --------
                                          2003        2002      Decrease     %
                                          ----        ----      --------    --

          Provision for Doubtful
          Accounts                      $350,000   $1,335,000  ($985,000)  (74%)

      In 2002 the provision for doubtful accounts included $860,000 that related to a settlement of a dispute with one customer. The decrease in the provision for doubtful accounts reflects the settlement of previously accrued matters resulting in the accounts no longer being deemed doubtful of collection.

      Restructuring Expenses. A comparison between our 2003 and 2002 restructuring expenses is as follows:

                                                                    Variance
                                                                    --------
                                       2003       2002       Decrease      %
                                       ----       ----       --------     --

          Restructuring expenses        $0     $3,252,000  ($3,252,000)  (100%)

      In connection with the three restructuring plans we adopted in 2001 and 2002, we recorded non-recurring expenses totaling $3,252,000 in 2002. These non-recurring expenses included: (i) facility closures and related costs in the amount of $1,794,000; and (ii) employee termination benefits and related costs in the amount of $1,458,000. The three plans resulted in the involuntary termination of 78 employees in 2002. No restructuring expenses were incurred during 2003.

      Impairment of Marketable Securities. A comparison between our 2003 and 2002 impairment of marketable securities is as follows:

                                                                  Variance
                                                                  --------
                                       2003        2002      Decrease     %
                                       ----        ----      --------    --

          Impairment of Marketable
          Securities                    $0       $281,000   ($281,000)  (100%)

      The charge for impairment and realized losses on available-for-sale marketable securities was zero for the year ended December 31, 2003, as compared to $281,000 for the year ended December 31, 2002. See discussion below -- Impairment of Marketable Securities, for the year ended December 31, 2002 compared to the year ended December 31, 2001.

      Financial Income, Net. A comparison between our 2003 and 2002 financial income, net is as follows:

                                                                   Variance
                                                                   --------
                                       2003        2002       Decrease     %
                                       ----        ----       --------    --

          Financial Income, net      $671,000    $691,000     ($20,000)   (3%)

      The decrease of the net financial income is primarily due to a decrease in the interest and dividend rates we earned on our cash, cash equivalents and marketable securities, offset by a small increase in the average balances of cash, cash equivalents and marketable securities.

      Income Taxes. A comparison between our 2003 and 2002 income taxes is as follows:

                                                                    Variance
                                                                    --------
                                       2003        2002      Decrease      %
                                       ----        ----      --------     --

          Income Taxes               $286,000    $365,000    ($79,000)   (22%)

      Although revenues increased in 2003, 2002 taxes were increased due to the elimination of a deferred tax asset which resulted in an increased tax liability for that year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Software License Fees. A comparison between our 2002 and 2001 software license fees is as follows:

                                                                    Variance
                                                                    --------
                                      2002          2001       Decrease      %
                                      ----          ----       --------     --

         Software License Fees    $10,068,000   $17,067,000  ($6,999,000)  (41%)

      The decrease was primarily attributable to lengthening sales cycles and more cautious spending on the part of the information technology departments of financial institutions.

      Maintenance and Services Fees. A comparison between our 2002 and 2001 maintenance and service fees is as follows:

                                                                       Variance
                                                                       --------
                                          2002         2001       Increase     %
                                          ----         ----       --------    --

      Maintenance and Services Fees   $29,355,000  $27,085,000   $2,270,000   8%

      The increase is commensurate with new software license sales (and corresponding license fees) generating additional maintenance, coupled with an increase in the services provided under large projects for top-tiered customers.

      Hardware Sales. A comparison between our 2002 and 2001 hardware sales is as follows:

                                                                   Variance
                                                                   --------
                                       2002         2001     Decrease      %
                                       ----         ----     --------     --

          Hardware Sales             $405,000    $842,000   ($437,000)   (52%)

      The decrease in hardware sales is attributable to a decrease in the number of software license transactions in connection with which the customer also purchased hardware through us, as well as a de-emphasis on hardware sales due to the low margins.

      Software License Costs. A comparison between our 2002 and 2001 software license costs is as follows:

                                                                  Variance
                                                                  --------
                                       2002         2001     Decrease      %
                                       ----         ----     --------     --

          Software License Costs     $703,000    $896,000   ($193,000)   (22%)

      The decrease in costs is primarily due to a decrease in royalty payments and third-party embedded software costs due to improved terms in our contractual obligations.

      Maintenance and Services Costs. A comparison between our 2002 and 2001 maintenance and service costs is as follows:

                                                                     Variance
                                                                     --------
                                       2002         2001        Decrease      %
                                       ----         ----        --------     --

          Maintenance and Services
          Costs                     $17,612,000  $19,153,000  ($1,541,000)  (8%)

      The decrease in costs is principally due to the cost cutting measures we undertook during 2001 and 2002 which resulted in a reduction in personnel numbers and personnel related expenses.

      Hardware Costs. A comparison between our 2002 and 2001 hardware costs is as follows:

                                                                  Variance
                                                                  --------
                                       2002        2001      Decrease      %
                                       ----        ----      --------     --

          Hardware Costs             $317,000    $686,000   ($369,000)   (54%)

      The reduction in costs is commensurate with the decrease in hardware sales.

      Software Development. A comparison between our 2002 and 2001 software development is as follows:

                                                                    Variance
                                                                    --------
                                      2002         2001        Decrease      %
                                      ----         ----        --------     --

          Software Development     $14,525,000  $19,185,000  ($4,660,000)  (24%)

      These amounts exclude $5,901,000 of capitalized costs in the year ended December 31, 2001, incurred for the development of our Global PAYplus product. We did not capitalize any software development costs in 2002. The decrease in costs is principally due to the cost cutting measures we undertook during 2001 and 2002, which resulted in a reduction in personnel numbers and personnel related expenses.


      Selling and Marketing, Net. A comparison between our 2002 and 2001 selling and marketing, net is as follows:

                                                                    Variance
                                                                    --------
                                         2002        2001       Decrease     %
                                         ----        ----       --------    --

          Selling and Marketing       $9,453,000  $10,325,000  ($872,000)  (8%)

      Selling and marketing expenses as a percentage of revenues increased slightly to 23.7% in the year ended December 31, 2002 from 22.9% in the year ended December 31, 2001. The reduction in sales and marketing expenses was principally due to a reduction in marketing programs as well as lower sales costs associated with the reduced revenues.

      General and Administrative. A comparison between our 2002 and 2001 general and administrative expenses is as follows:

                                                                     Variance
                                                                     --------
                                       2002         2001       Decrease      %
                                       ----         ----       --------     --

      General and Administrative    $7,230,000   $9,116,000  ($1,886,000)  (21%)

      This decrease is due to the headcount reduction of general and administrative personnel numbers and decreases in professional and consulting fees.

      Amortization of Capitalized Software Development Costs. A comparison between our 2002 and 2001 amortization of capitalized software development costs is as follows:

                                                              Variance
                                                              --------
                                  2002         2001      Decrease       %
                                  ----         ----      --------      --

      Amortization of
      Capitalized Software
      Development Costs        $1,182,000       $0      $1,182,000     n/a

      In 2002 we started amortizing capitalized software development costs, which were incurred through December 31, 2001 in connection with our Global PAYplus product. For the year ended December 31, 2002 amortization costs amounted to $1,182,000 compared to zero in the year ended December 31, 2001.

      Amortization of Acquisition Related Goodwill A comparison between our 2002 and 2001 amortization of acquisition related goodwill assets is as follows:

                                                                 Variance
                                                                 --------
                                      2002       2001        Decrease       %
                                      ----       ----        --------      --

      Amortization of
      Acquisition Related Goodwill    $ 0     $1,663,000   ($1,663,000)   (100%)

      The adoption of SFAS No. 142 resulted in the elimination of amortization expenses for acquired goodwill without an identifiable useful life.

      Amortization of Other Acquired Intangible Assets. A comparison between our 2002 and 2001 amortization of other acquired intangible assets is as follows:

                                                                  Variance
                                                                  --------
                                       2002         2001     Increase     %
                                       ----         ----     --------    --

      Amortization of Other
      Acquired Intangible Assets     $911,000     $862,000    $49,000     6%

      The increase in amortization resulted from exchange rate differences for assets related to BBP.

      Provision for Doubtful Accounts. A comparison between our 2002 and 2001 provision for doubtful accounts is as follows:

                                                                 Variance
                                                                 --------
                                    2002         2001       Decrease      %
                                    ----         ----       --------     --

      Provision for Doubtful
      Accounts                   $1,335,000   $5,966,000  ($4,631,000)  (78%)

      Management's assessment for uncertainties of outstanding debts collectibility resulted in a provision for doubtful accounts totaling $1,335,000 for the year ended December 31, 2002. Of this amount, $860,000 related to a settlement of a dispute with one customer. In 2001 the provision for doubtful accounts amounted to $5,966,000, due principally to an inability to collect sums due to general economic conditions.

      Restructuring Expenses. A comparison between our 2002 and 2001 restructuring expenses is as follows:

                                                                  Variance
                                                                  --------
                                       2002         2001      Increase     %
                                       ----         ----      --------    --

      Restructuring expenses        $3,252,000   $2,573,000   $679,000    21%

      In connection with the three restructuring plans we adopted in 2001 and 2002, we recorded non-recurring expenses totaling $2,573,000 and $3,252,000 in 2001 and 2002, respectively. These non-recurring expenses included: (i) facility closures and related costs in the amount of $1,513,000 in 2001 and $1,794,000 in 2002; (ii) employee termination benefits and related costs in the amount of $790,000 in 2001 and $1,458,000 in 2002 and (iii) in 2001, property and equipment abandonment costs in the amount of $270,000. The three plans resulted in the involuntary termination of 89 employees in 2001 and 78 employees in 2002.

      Impairment of Marketable Securities. A comparison between our 2002 and 2001 impairment of marketable securities is as follows:

                                                                 Variance
                                                                 --------
                                      2002        2001       Decrease      %
                                      ----        ----       --------     --

      Impairment of
      Marketable Securities         $281,000   $7,826,000  ($7,545,000)  (96%)

      The charge for impairment and realized losses on available-for-sale marketable securities was $281,000 for the year ended December 31, 2002, as compared to $7,826,000 for the year ended December 31, 2001. In 2001, the Company changed the classification of certain investments in its portfolio from "held to maturity" to "available-for-sale", which required those investments to be adjusted to market value and produced a significant decrease in portfolio value. The Company also sold most, but not all, of those investments in 2001. In 2002, the value of those investments held-for-sale continued to decline in value, but to a much lesser extent until they were completely sold in that year.

      Financial Income, Net. A comparison between our 2002 and 2001 financial income, net is as follows:

                                                                 Variance
                                                                 --------
                                    2002        2001       Decrease      %
                                    ----        ----       --------     --

       Financial Income, Net      $691,000   $3,343,000  ($2,652,000)  (79%)

      The decrease of the net financial income is primarily due to a decrease in the interest and dividend rates we earned on our cash, cash equivalents and marketable securities, as well as the decline in the average balances of cash, cash equivalents and marketable securities. While the change in portfolios noted in Impairment of Marketable Securities above resulted in a less volatile portfolio mix, it also significantly lowered investment returns.

      Income Taxes. A comparison between our 2002 and 2001 income taxes is as follows:

                                                              Variance
                                                              --------
                                  2002        2001       Increase      %
                                  ----        ----       --------     --

      Income Net                $365,000    $212,000     $153,000     72%

      The increase was primarily due to the elimination of a deferred tax asset in 2002 and the recording of a deferred tax asset in 2001.

B.    Liquidity and Capital Resources.

      We have financed our operations primarily through the sale of equity securities in the amount of approximately $139.7 million including net proceeds from the 1998 initial public offering in the amount of approximately $29.0 million, proceeds from the follow-on 1999 public offering in the amount of approximately $92.3 million and grants from the Government of Israel, Office of the Chief Scientist to fund new product development. In addition, we raised $879,000 from the exercise of employee options in 2003. As of December 31, 2003, working capital was $41.2 million, which included cash and cash equivalents and marketable securities of $37.9 million. Working capital has declined from December 31, 2002 due to a shift in investments from short to long term.

      Cash flows from operations. Net cash provided by operating activities amounted to $4.5 million for the year ended December 31, 2003 as compared to net cash used in operating activities of $1.7 million for the year ended December 31, 2002. This increase of $6.2 million was primarily due to the shift from a significant net loss to a small profit accounting for a positive cash flow shift of $16 million, offset by a decrease in trade receivables (receivables decreased due to a concerted collections effort) of $5.2 million, a decrease in non-recurring expenses of $2.9 million and, a decrease in the reserve for doubtful accounts of $1 million.

      Cash flows from investing activities. Net cash used in investing activities amounted to $3.5 million for the year ended December 31, 2003 as compared to $12.2 million for the year ended December 31, 2002. During the year ended December 31, 2003, proceeds from marketable securities amounted to $6.8 million compared to $5.2 million for the year ended December 31, 2002 while investments in marketable securities amounted to $8.4 million in 2003 as compared to $15.7 million in the year ended December 31, 2002. Purchases of property and equipment increased $800,000 to $2.1 million for the year ended December 31, 2003 from $1.3 million for the year ended December 31, 2002. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2004, our anticipated capital expenditures are $5.2 million - See Item 4A.

      Cash flows from financing activities. Net cash provided by financing activities was $0.9 million for the year ended December 31, 2003 as compared to $0.1 million for the year ended December 31, 2002. The increase was primarily due to the increase in proceeds from the issuance of share capital and exercise of stock options, net, offset by the purchase of treasury stock in the amount of $88,000 in 2002.

      On February 21, 2002, the Company's Board of Directors authorized the purchase of up to one million of our Ordinary Shares from time to time on the open market. By December 31, 2003, the Company had purchased a total of 21,500 shares.

      We believe that cash and cash equivalents and marketable securities will provide adequate financial resources to finance our current and planned future operations for the foreseeable future. However, in the event that we make one or more acquisitions for consideration consisting of all or a substantial part of our available cash, we might be required to seek external debt or equity financing for such acquisition or acquisitions or to fund subsequent operations.

      The capital expenditures budget for 2004 is $5.2 million.

Effective Corporate Tax Rate

      Our development facility in Israel has been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments. We have derived, and expect to continue to derive, a portion of our income from Approved Enterprise investments. The Company has elected the alternative benefits program, which provides for a waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the Approved Enterprise program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to Israeli corporate taxes at the reduced rate of 10% to 25%, for an additional eight years.

      We completed our investment in accordance with its initial approval enterprise program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and will be subject to the reduced tax rates for eight years ending in 2005 (subject to an adjustment based upon the foreign investors' ownership in us). In 1998, we received approval for our first expansion program. In 2000, we received approval for our second expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate, as mentioned above, for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income has been derived from the programs. In September 2003 we finished our investments related to the second expansion program and have issued a request for a third expansion program. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. See "Note 14b - Income Taxes" for additional information.

      At December 31, 2003, we had net operating loss ("NOL") carry forwards of approximately $52.3 million and $20.7 million in the United States and in Israel, respectively. The U.S. NOL carry forwards begin to expire in 2010 through 2023 and the Israeli NOL carry forwards have no expiration. See Note 14 to the Consolidated Financial Statements.

C.    Research and Development, Patents and Licenses, etc.

      During 2003 and 2002, $9,690,000 and $14,525,000, respectively, in current expense charges were made with no capitalized costs. During 2001, the Company incurred $19,185,000 in current expense charges and, in addition, capitalized $5,901,000 in research and development costs relating to its Global PAYplus (TM) software. There were no Office of the Chief Scientist grants in 2001, 2002 or 2003.

D.    Trend Information.

      Our trends are disclosed above in the Overview of this Item 5, "Operating and Financial Review and Prospects".

E.    Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

      The following table of our material contractual obligations as of December 31, 2003, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:


                            -----------------------------------------------------------
                                               Payments Due by Period
                                                   (in thousands)
---------------------------------------------------------------------------------------
                                     Less than   Less than    2-3      4-5    More than
Contractual Obligations     Total     1 year      2 years    years    years   5 years
---------------------------------------------------------------------------------------
Operating leases           $10,163    $2,368      $2,845    $2,845   $1,804    $3,146
---------------------------------------------------------------------------------------

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.    Directors and Senior Management.

      The following table lists the names and ages of the current directors, executive officers and key employees:

                   NAME            AGE        POSITION
        Gideon Argov               47         Chairman of the Board of Directors
        Reuven Ben Menachem        43         Chief Executive Officer, Director
        Yaffa Krindel              49         Director
        George M. Lieberman        61         Director
        Stanley Stern              47         Director
        Gil Weiser                 62         Director
        Ben-Zion Zilberfarb        54         Director

        Joseph J. Aulenti          57         Senior Vice President,
                                              General Counsel and Secretary
        Yoram Bibring              46         Chief Financial Officer
        Joseph P. Mazzetti         63         Executive Vice
                                              President, International
                                              Sales & Marketing
        Michael Sgroe              48         Chief Operating Officer

      Gideon Argov was elected Chairman of the Board of Directors in July 2003. Mr. Argov is currently serving as the Managing Director, operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham Massachusetts. From 1988 to 1991, he served as CEO of High Voltage Engineering Corporation, a private manufacturing corporation based in Burlington Massachusetts. Mr. Argov was employed by Bain and Company from 1983 to 1988. Presently, he serves on the board of TransTechnology Corporation, Amazys Holding AG and Helix Technologies. Mr. Argov has earned an MBA from Stanford University, as well as a B.A. in Economics from Harvard University.

      Reuven Ben Menachem, a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993. He served as Chairman of the Board of Directors of the Company from August 1998 to July 2003. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

      Yaffa Krindel was elected as a director on February 12, 2004. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star in 1997 as the managing partner of Star in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of VisionSense Ltd., OrSense Ltd., Trivnet Inc., and Broadlight Incorporated. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

      Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern is currently serving as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New

York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He is a member of the Board of Directors for Zen Research PLC, Interregnum PLC, Diamond.com and the EON Company. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

      Gil Weiser has served as a director of Fundtech since July 2000 and as a consultant to BBP, the Company's indirectly wholly owned Swiss subsidiary since May 2001. Mr. Weiser is presently serving as Chairman of various Boards and has other affiliations with a number of other Israeli high-tech companies since December 2000. In addition, Mr. Weiser has served as a director of the Tel Aviv Stock Exchange since January 2001. From 2000 until 2001, Mr. Weiser served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank located in Tel Aviv, Israel. From early 1999 until the Spring 2000, Mr. Weiser served as the General Manager of Hewlett Packard (Israel), a distributor of Hewlett Packard products and services located in Tel Aviv, Israel. Prior to serving as General Manager of Hewlett Packard (Israel), Mr. Weiser served from 1995 until 1998 as President and Chief Executive Officer of Computation and Measurement Systems Ltd. (CMS) located in Tel Aviv, the Israeli representative of Hewlett Packard. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions for complex data operations in heterogeneous computing environments located in Haifa, Israel. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel located in Herzlia, a wholly owned subsidiary of Digital Equipment Corporation. Mr. Weiser has and continues to hold significant public positions including Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center. Presently he serves as Chairman of the Executive Board of Haifa University, one of the leading institutions of higher education in Israel. Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

      Currently Serving External Directors

      George M. Lieberman has served as a director since 1998 and as an external director since 2000. Mr. Lieberman has more than 30 years of information technology management and development experience across a broad spectrum of industries. He regularly serves as CEO of companies at the request of their venture investors. Mr. Lieberman is currently acting CEO of EnforSys Inc., a law enforcement workflow management system company, and a senior advisor to WebScreen Ltd., a network security company. Mr. Lieberman was the CEO of Pragmatic Vision Inc. and of Gen3 Partners, subsequent to its merger with Pragmatic Vision, until December 2003. Mr. Lieberman was the Chief Information Officer of Wit Capital Group, a pioneer Internet investment banking firm until April 2000. Prior to January 1999, he held a number of positions at Merrill Lynch & Co., including First Vice President of Technology Strategy and Planning, where he participated in setting the Merrill Lynch and Co. Internet financial services strategy. He was also on the advisory board of the Technology Mezzanine Funding group that oversees the venture technology investment for the firm's own account. Additionally, he was a member of the Merrill Lynch Technology Advisory Board for the Global Technology Research Department. Prior to joining Merrill Lynch, Mr. Lieberman developed major systems projects at many financial industry companies including Citibank and ADP. Mr. Lieberman holds advanced degrees in Industrial Engineering and Operations Research from New York University. Mr. Lieberman is the current Chairman of the Corporate Advisory Board of The Institute for Technology and Enterprise, at the Polytechnic University of New York. He holds two computer related patents.

      Ben-Zion Zilberfarb has served as an external director since his election to the Board of Directors in January 2002. Dr. Zilberfarb has served as a Professor of Economics since 1988 and head of the A. Meir Center for Banking since the fall of 2000, at Bar-Ilan University located in Ramat-Gan, Israel. Dr. Zilberfarb also served as the Director General of the Ministry of Finance from March 1998 until July 1999 and as Chairman of the Board of Euro-Trade Bank from March 2000 until April 2001. Dr. Zilberfarb has served on various government committees since 1982, including most recently, as a member of the committee to privatize El Al Airlines, and as a member of the U.S. Israel Bi-national Science Foundation. From January 1989 until February 1998, Dr. Zilberfarb served as the Chairman of the Investment Committee of Bank Leumi Provident Funds, a mutual fund located in Tel Aviv, Israel and as a consultant to several other financial institutions and several government and regulatory authorities including the Israel Securities Authority and the Bank of Israel. Dr. Zilberfarb served as Chairman of the Board of Directors of Karnit Insurance Co. from 1998 until 2002. Presently he is on the Board of Directors of Partner

Communications and chairman of the investment committee of Clal Gemel (provident funds and study funds of Clal Insurance Company). Dr. Zilberfarb has earned a Ph.D. in Economics from the University of Pennsylvania and both an M.A. and a B.A. in Economics from Bar-Ilan University.

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

B.    Compensation.

      We have entered into an employment agreement with Reuven Ben Menachem, which provides for annual review of his compensation by the Compensation Committee and Board of Directors. Mr. Ben Menachem's compensation is also subject to shareholder approval. It also provides for a notification period in the event the agreement is terminated without cause.

      In addition, Gil Weiser, a member of the Board of Directors, receives $2,200 per month to provide consulting services and to serve as the Chairman of the Executive Committee of BBP, our indirectly wholly owned Swiss subsidiary. See Item 7B below for "Related Party Transactions.

      The aggregate remuneration we paid for the year ended December 31, 2003 to our directors, executive officers and former executive officers as a group was $881,400 in salaries and bonuses . In addition, certain officers are provided a car allowance that totaled $68,585 for 2003. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers.

      In January of 2004, the shareholders approved payment of an annual retainer of $20,000 to non-employee directors for future annual periods, beginning January 1, 2004, payable on a quarterly basis of $5,000 per quarter, provided that any such quarterly payment for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter. In addition, the Chairman of the Board of Directors shall be entitled to an additional annual payment of $20,000, payable on a quarterly basis of $5,000 per quarter, and the Chairman of the Audit Committee of the Board of Directors (provided that such Chairman is not an external director) shall be entitled to an additional annual payment of $5,000 payable on a quarterly basis of $1,250 per quarter, provided that any such quarterly payment(s) for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter.

      All directors are reimbursed for their expenses for each board meeting attended. For our external directors, such reimbursement is made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion set forth under "External Directors," in subsection C of this Item 6.

Directors Compensation

      Other than as set forth in the compensation section above, we do not currently compensate directors for attending meetings of the Board of Directors or committee meetings of the Board of Directors, but we do reimburse directors for their reasonable travel expenses incurred in connection with attending these meetings. All directors are reimbursed for their expenses as noted above. Directors also receive options to purchase Ordinary Shares as noted below.

Option Grants in Last Fiscal Year

      During 2003, options to purchase 480,000 Ordinary Shares were granted to our directors and executive officers. Of these 480,000 Ordinary Shares, 264,500 are repriced options granted to executive officers on January 13, 2003 under an Offer To Exchange/Tender Offer (see Offer To Exchange/Tender Offer below) and 17,500 options were granted to Rony Ross, a former director. The weighted average exercise price of these outstanding options was $6.98 per share for both directors and for officers, with vesting over a one to four year period. All director options were granted pursuant to the Director's Stock Option Plan and executive officers options were granted under the 1999 Employee Option Plan. Options granted under the Director's Stock Option Plan expire five years from the date of grant. Options granted under the 1999 Employee Option Plan expire ten years from the date of grant.

C.    Board Practices.

      The following table sets forth certain information concerning our current directors and executive officers:


                                                                      Commencement of      Termination/Renewal Date
        Name                     Current Office(s) Held                  Office                  of Office
        ----                     ----------------------               ---------------      ------------------------

Gideon Argov (2)(4)(5)        Chairman                              July 22, 2003          2004 Annual Meeting
Reuven Ben Menachem           Chief Executive Officer               October 28, 2002       2004 Annual Meeting
Stanley Stern (2)(3)          Director                              July 22, 2003          2004 Annual Meeting
Yaffa Krindel (2)(3)          Director                              February 12, 2004      2004 Annual Meeting
Gil Weiser (2)(4)(5)          Director                              October 28, 2002       2004 Annual Meeting
George M. Lieberman                                                 December 18, 2003      2006 Annual Meeting
(1)(2)(3)(4)(5)
Ben-Zion Zilberfarb           Director                              January 10, 2002       2004 Annual Meeting
(1)(2)(3)
Joseph Aulenti                Senior Vice President, General        October 1, 2002        Not Applicable
                              Counsel and Secretary
Yoram Bibring                 Chief Financial Officer               September 6, 2001      Not Applicable
Joseph P. Mazzetti            Executive Vice President,             June 1, 2001           Not Applicable
                              International Sales & Marketing
Michael Sgroe                 Chief Operating Officer               June 1, 2001           Not Applicable

      (1) External Director under the Companies Law.

      (2) Independent Director.

      (3) Member of the Audit Committee.

      (4) Member of the Compensation Committee.

      (5) Member of the Nominating Committee.

      Our Articles of Association (the "Articles of Association"), provide that, unless otherwise resolved by a resolution of the General Meeting, our Board of Directors shall consist of not less than five and not more than seven directors. Officers serve at the discretion of the Board of Directors.

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

Independent Directors

      The Ordinary Shares are listed for quotation on The NASDAQ National Market and are subject to the rules of The NASDAQ National Market applicable to quoted companies. Under The NASDAQ rules, we are required to appoint a sufficient number of independent directors for them to constitute a majority. The independence standard under the NASDAQ rules excludes any person (i) who is an officer or employee of the Company or its subsidiaries, or (ii) that the board of directors believes has a relationship that would interfere with such individual's independent judgment as a director. Additional circumstances that preclude an individual from serving as an Independent Director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation in excess of $60,000 per annum. George Lieberman, Gil Weiser, Ben-Zion Zilberfarb, Stanley Stern and Yaffa Krindel qualify as independent directors and meet the independence standard of the NASDAQ rules.

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

      The audit committee must observe the independence of our external auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, recommend the replacement of our external auditors. In addition, the Audit Committee is responsible for pre-approving all services provided to us by our external auditors.

      In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose.

      The members of the Audit Committee for the fiscal year ended December 31, 2003 were Gil Weiser, George Lieberman and Ben-Zion Zilberfarb. As of the date of filing of this Annual Report, the Audit Committee is comprised of Stanley Stern, Chairman, George Lieberman, Ben-Zion Zilberfarb and Yaffa Krindel. Ms. Krindel qualifies as a financial expert under the Sarbanes-Oxley Act of 2002.

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

The NASDAQ National Market

      Our Ordinary Shares are listed for quotation on The NASDAQ National Market and we are subject to the rules of The NASDAQ National Market applicable to listed companies. Under the NASDAQ rules companies quoted on NASDAQ are required to have a majority of independent directors. In addition, the company must maintain an audit committee, all of whose members are independent in accordance with the NASDAQ definition of independence which is applied to audit committee members and which prohibits any form of compensation for services other than for services as a director. The audit committee must also adopt an audit committee charter. The responsibilities of the audit committee under the new NASDAQ rules include, among other things, evaluating the independence of a company's outside auditors. The NASDAQ rules further require the appointment of a Compensation Committee which is comprised solely of independent directors and which is responsible for setting and approving salaries for the directors and for the executive officers of the company and a Nominating Committee which is comprised solely of independent directors and which is responsible for the selection of directors and for communications with shareholders on the subject of shareholder nominations. Gideon Argov, Stanley Stern, George Lieberman, Gil Weiser, Ben-Zion Zilberfarb and Yaffa Krindel qualify as independent directors under the current NASDAQ National Market requirements, but Mr. Weiser would not be considered independent under the Audit Committee standards.

Compensation Committee

      The members of the Compensation Committee for the fiscal year ended December 31, 2003 were Ben-Zion Zilberfarb, George Lieberman and Gideon Argov. No member of the Compensation Committee is an officer or employee of the Company. The responsibilities of the Compensation Committee include administering our stock plans and approving the compensation of our executive officers. For 2004, the Compensation Committee consists of George Lieberman, Chairman, Gideon Argov and Gil Weiser.

Nominating Committee

      In accordance with NASDAQ rules, a Nominating Committee has been established for 2004. Its members are Gil Weiser, Chairman, Gideon Argov and George Lieberman. The Nominating Committee is responsible for making recommendations with respect to (i) the nomination by the Board of Directors of qualified candidates to serve as our Directors, (ii) Board committee assignments and (iii) chair appointments.

D.    Employees.

      The following table summarizes the main category of activity and geographic location of our employees as of December 31, 2003:

               ----------------------------------------------------------------
                 Software                Sales and                     Total
               Development  Operations   Marketing   Administration  Employees
               ----------------------------------------------------------------
United States       75          62           26           19            182
-------------------------------------------------------------------------------
Israel              29          11           3            3              46
-------------------------------------------------------------------------------
Switzerland         12          21           7            7              47
-------------------------------------------------------------------------------
United Kingdom      0            4           7            0              11
-------------------------------------------------------------------------------
Australia           0            2           0            0              2
-------------------------------------------------------------------------------
                                                                        288
                                                                     ----------

      We consider ourselves to have good relations with our employees and have never experienced a labor dispute, strike or work stoppage. Our employees are not represented by a labor union.

      None of our employees is a party to a collective bargaining agreement with us. However, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the workday, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment. Under these provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index. The amount and frequency of these adjustments are modified occasionally.

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

      We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United Kingdom and Switzerland. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

E.    Share Ownership.

Security Ownership of Directors and Senior Management and Certain Key Employees

      As of May 3, 2004, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was 569,559 shares, representing 3.82% of the outstanding Ordinary Shares. Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

      As of May 3, 2004, options to purchase up to 839,918 Ordinary Shares granted to our directors, senior managers and certain key employees were outstanding under our option plans. The weighted average exercise price of these options was $6.19 per share. From these options, options to purchase 359,827 Ordinary Shares granted to our directors, senior managers and certain key employees are exercisable or will become exercisable within 60 days of May 3, 2004.

Stock Option Plans

      Fundtech has established five plans for granting options to our employees and one plan for granting options to our directors: the Fundtech Ltd. 1996 Israeli Stock Option Plan for the Employees of Fundtech Ltd. (the "1996 Israel Plan"); the Fundtech Ltd. 1996 Stock Option Plan for Fundtech Corporation (the "1996 U.S. Plan," and together with the 1996 Israel Plan, the "1996 Plans"); the Fundtech Ltd. 1997 Stock Option Plan for Fundtech Corporation (the "1997 U.S. Plan"); the Fundtech Limited the 1997 Israeli Share Option Plan for the Employees of Fundtech Ltd. (the "1997 Israel Plan," and together with the 1997 U.S. Plan, the "1997 Plans"); the Fundtech Ltd. 1999 Employee Option Plan (the "1999 Option Plan"); and the Fundtech Ltd. Directors' Option Plan (the "Directors' Option Plan," and together with the 1996 Plans, the 1997 Plans and the 1999 Option Plan, the "Company Option Plans"). The 1996 Israel Plan and 1996 U.S. Plan have expired. All of the other Company Option Plans are still active.

      Pursuant to the Company Option Plans, a total of 3,092,815 options were allocated for grant to employees and directors of Fundtech and its subsidiaries, and an equal number of Ordinary Shares have been reserved for issuance upon the exercise of such options. As of May 3, 2004, 2,102,087 of these options were outstanding, 210,419 of these options had been exercised, and 771,140 options remain available to be granted. The following options have been reserved and granted pursuant to the following plans.

1996 Stock Option Plans

      The 1996 Israel Plan was adopted in May 1996 and expired five years later. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1996

Israel Plan at the time of the grant. The options granted under the 1996 Israel Plan vest over a period of four years and expire five years from the date of grant. As of May 3, 2004, 112,504 options had been exercised, no options remained outstanding and no options remained available to be issued under the 1996 Israel Plan.

      The 1996 U.S. Plan was adopted in October 1996 and expired five years later. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1996 U.S. Plan at the time of the grant. The options granted under the 1996 U.S. Plan vest over a period of four years and expire five years from the date of grant. As of May 3, 2004, 182,572 options had been exercised, no options remained outstanding and no options remained available to be issued under the 1996 U.S. Plan.

1997 Stock Option Plans

      The 1997 U.S. Plan was adopted in September 1997. The options granted under the 1997 U.S. Plan expire five years from the date of grant and vest as determined by the Compensation Committee or the Board of Directors at the time of the grant, generally over a period of four years. As of May 3, 2004, Ordinary Shares were reserved and allocated to the 1997 U.S. Plan for option grants of which 157,905 options have been exercised. By authorization of the shareholders granted on October 28, 2002, 330,956 options were transferred to the 1999 Plan and no options remain available.

      The 1997 Israel Plan was adopted in December 1997. The options granted under the 1997 Israel Plan expire five years from the date of grant and vest as determined by the Compensation Committee or the Board of Directors at the time of the grant, generally over a period of four years. As of May 3, 2004, 49,904 Ordinary Shares were reserved and allocated to the 1997 Israel Plan of which 1,250 options were outstanding and 48,654 options have been exercised. By authorization of the shareholders granted on October 28, 2002, 491,814 options were transferred to the 1999 Plan and no options remain available.

1999 Stock Option Plan

      The 1999 Option Plan was adopted in September 1999. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1999 Option Plan at the time of the grant. The options generally vest over a period of between five and ten years from the date of grant. As of May 3, 2004, 2,655,815 Ordinary Shares were reserved and allocated to the 1999 Option Plan. Of the 2,655,815 options available for grant under the 1999 Option Plan, as of May 3, 2004, 1,911,923 options were outstanding, 233,313 options had been exercised, and 510,579 options remained available to be issued.

Directors' Option Plan

      The Directors' Option Plan was adopted in May 1998. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the Directors' Option Plan at the time of the grant. The options granted under the Directors' Option Plan generally vest over a period between one and two years and expire five years from the date of grant. As of May 3, 2004, 437,000 Ordinary Shares were reserved and allocated to the Directors' Option Plan. Of the 437,000 options available for grant under the Directors' Option Plan, as of May 3, 2004, 308,000 options were outstanding, 1,000 options had been exercised, and 128,000 options remained available to be issued.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.    Major Shareholders.

      The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of May 3, 2004 for each person or group that we know owns 5% or more of our Ordinary Shares.


                                                          NUMBER OF SHARES          PERCENTAGE
                                                            BENEFICIALLY           BENEFICIALLY
        NAME OF BENEFICIAL OWNER                               OWNED                  OWNED*
        ------------------------                         ------------------    -------------------

    Clal Industries and Investments Ltd.(1)............       5,161,197               35.5%

    Cannell Capital LLC(2).............................       2,527,826               17.4%

    Aura Investments Research & Development
    Ltd.(3)............................................         905,590                6.2%

    All directors and executive
    officers as a group (11 persons)...................         569,559                3.8%

      * We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days. Applicable percentage ownership in the table set forth above is based on 14,553,881 Ordinary Shares outstanding as of May 3, 2004.

      1. As of June 27, 2003, Clal Industries and Investments Ltd. owns 5,161,197 Ordinary Shares. IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat, and Ruth Manor have shared power to vote and dispose of the 5,161,197 Ordinary Shares held by Clal Industries and Investments Ltd. In addition, Mr. Nochi Dankner now has sole power to vote and dispose of 3,200 Ordinary Shares.

      2. As of December 31, 2003 beneficial ownership consists of 2,527,826 Ordinary Shares held by investment advisory clients who have granted Cannell Capital LLC, for which J. Carlo Cannell is the Managing Member, with discretionary authority to buy, sell and vote shares. Shares are held by The Anegada Fund Limited (620,400 Ordinary Shares); The Cuttyhunk Fund Limited (619,300 Ordinary Shares); Tonga Partners, L.P. (933,735 Ordinary Shares); GS Cannell Portfolio, LLC (228,100 Ordinary Shares); Pleiades Investment Partners, L.P. (126,291 Ordinary Shares). The address of Cannell Capital LLC is 150 California Street, Fifth Floor, San Francisco, CA 94111.

      3. Based on information set forth on a Schedule 13G, filed June 8, 2004, by Aura Investments Research & Development Ltd.

      13.6% of our Ordinary Shares are held by record holders located in the United States. 37 record holders are in the United States.

      Our major shareholders do not have voting rights that differ from those of our other shareholders.


B. Related Party Transactions.

      Gil Weiser, a member of the Board of Directors, receives $2,200 per month to provide consulting services and serve as the Chairman of the Executive Committee of BBP, our indirectly wholly owned Swiss subsidiary. This consulting agreement expires March 2004, unless extended by the Audit Committee or unless previously terminated by either party upon thirty (30) days advanced written notice to the other. This agreement was approved by the Audit Committee, the Board of Directors and the shareholders. This agreement was renewed at the April 2004 meeting of the Audit Committee.

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

Indemnification

      We previously undertook to undertake to indemnify in advance our directors and office holders for the breach of his or her duty of care to the fullest extent permitted by the Companies Law, and have entered into indemnification agreements with the majority of our directors.

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

ITEM 8.     FINANCIAL INFORMATION.

A.    Consolidated Statements and Other Financial Information.

      The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2001, 2002 and 2003, together with the report of the independent auditors thereon, are presented under Item 18 of this report:

            o     Report of Independent Auditors

            o     Consolidated Balance Sheets

            o     Consolidated Statements of Operations

            o     Statements of Changes in Shareholders' Equity

            o     Consolidated Statements of Cash Flows

            o     Notes to Consolidated Financial Statements

Legal Proceedings

      We are not a party to any litigation or legal proceeding of a material nature, either in Israel or abroad, and are not aware of any other pending or threatened litigation that we believe may have a material adverse effect on us or our business.

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

      None

ITEM 9.     THE OFFER AND LISTING.

Market Price Information

      Our Ordinary Shares are quoted on The NASDAQ National Market under the symbol "FNDT". The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

                                                 HIGH         LOW
                                                 ----         ---
                1998                            24.63         8.75
                1999                            44.25        10.56
                2000                            41.63        14.31
                2001                            18.04         3.42
                2002                             5.24         3.04

                                                 HIGH         LOW
                                                 ----         ---

                2003                             8.88         3.37

                2002
                First Quarter                    5.24         3.54
                Second Quarter                   4.58         3.61
                Third Quarter                    4.00         3.04
                Fourth Quarter                   4.35         3.19

                2003
                First Quarter                    4.20         3.38
                Second Quarter                   5.59         3.37
                Third Quarter                    7.15         5.22
                Fourth Quarter                   8.88         6.47

                2004
                First Quarter                   10.20         7.15

                                       Most recent six months
                                       ----------------------
                December 2003                    8.88         7.36
                January 2004                    10.20         8.42
                February 2004                    9.77         7.75
                March 2004                       8.22         7.15
                April 2004                       7.91         7.26
                May 2004                         7.97         7.00

      On May 3, 2004, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ National Market, was $7.10 per share. As of May 3, 2004, we had 52 shareholders of record. We believe that the number of beneficial owners of the Ordinary Shares is approximately 1,425.

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

Directors

      Any director is entitled to vote in a meeting of our Board of Directors, except that a director who has a personal interest in an "extraordinary transaction" (as defined below), which is considered at a meeting of our Board of Directors, may not be present at this meeting or vote on this matter. An "extraordinary transaction" is defined in the Companies Law as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) that is likely to have a material impact on the Company's profitability, assets or liabilities.

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

C.    Material Contracts.

      We have no material contracts that have been entered into outside the ordinary course of business in the past two years.

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

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Under legislation adopted in 2003, certain dividends subject to a lower income tax rate and individual income tax rates on ordinary income have been reduced. It is not clear at this time whether, or in what form, any of such legislative proposals (or other proposals) will be enacted, what the effective date of any such changes would be, and what other changes would be made that could further affect the tax consequences discussed herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. holder in light of such Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including Holders that:

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

      U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

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

      Passive Foreign Investment Company Status. We would be a passive foreign investment company (a "PFIC") for 2003 if (taking into account certain "look-through" rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent. As discussed below, we believe that we were not a PFIC for 2003.

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

      As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on discussions with our advisors, we believe that we were not a passive foreign investment company for our tax year ended December 31, 2003. However, there can be no assurance that the Internal Revenue Service will not challenge this conclusion. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2004 or in subsequent years. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2004, 2003 or any earlier year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

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

Israeli Income Tax Considerations

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

      In any event, under the US-Israel Tax Treaty, a U.S. treaty resident may only be liable for Israeli capital gains tax on the sale of our Ordinary Shares (subject to the provisions of Israeli domestic law as described above) if that U.S. treaty resident holds 10% or more of the voting power in our company.

      Israel presently has no estate or gift tax.

F.    Dividend and Paying Agents.

      Not Applicable.

G.    Statement by Experts.

      Not Applicable.

H.    Documents on Display.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and

Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

      As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices.

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

                                     PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

      Not Applicable

ITEM 15.    CONTROLS AND PROCEDURES.

      (a) Disclosure Controls and Procedures.

      Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us and our subsidiaries required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2003. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

      (b)  Changes in Internal Control Over Financial Reporting

      There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

      Our Board of Directors has determined that the Company has at least one audit committee financial expert, Yaffa Krindel, serving on our Audit Committee.

ITEM 16B.   CODE OF ETHICS

      The Company has adopted a written code of ethics that applies to all Company employees, including the Company's principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics is filed as an exhibit to this report.

      Our Code of Ethics is also posted on our website at http://www.fundtech.com or you may request a copy, at no cost, by writing to or telephoning us as follows:

            12 Ha'hilazon Street, 5th Floor
            Ramat-Gan, Israel
            -----------------
            Tel#. 011-972-3-611-6500

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

      In the annual meeting held on December 18, 2003, our shareholders re-appointed Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu to serve as our independent auditors for the 2003 fiscal year.

      Brightman Almagor & Co. billed the following fees to us for professional services in each of the last two fiscal years:

                                        Year Ended December 31,
                                         2003             2002
                                         ----             ----

            Audit fees                 $141,900         $158,700

            Audit related fees               --              --

            Tax fees [a]                     --              --

            Other fees                 $  5,000              --
                                       --------         --------
            Total                      $146,900         $158,700
                                       ========         ========

      [a] Included under audit fees under a fixed fee arrangement.

AUDIT FEES

      Audit fees are the aggregate fees associated with the annual audit and reviews of the Company's quarterly interim financial results submitted on Form 6-K, and consultations on various accounting issues.

AUDIT-RELATED FEES

      Audit-related services principally include due diligence examinations as well as assistance with the requirements of the Sarbanes-Oxley Act of 2002 and related SEC regulations that are not reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

TAX FEES

      Tax fees are the aggregate fees associated with professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning such assistance with tax audits and tax advice.

ALL OTHER FEES

      In fiscal 2003, Other Fees included consulting with respect to applications for approved enterprise zone status in Israel.

Audit Committee's Pre-Approval policies and Procedures

      Our audit committee is responsible for the oversight of our independent auditor's work. The audit committee's policy is to pre-approve all audit and non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services, as described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and approving a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, our independent auditors and our management team report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not Applicable.

ITEM 16E.   PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

      Not Applicable.

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

      The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

 EXHIBIT
 NUMBER   DESCRIPTION OF EXHIBIT
 ------   ----------------------

   1.1    Amended Memorandum of Association of Registrant(1)

   1.2    Amended and Restated Articles of Association of Registrant(1)

   2.1    Form of Ordinary Share Certificate(1)

   2.2    Form of Registration Rights(1)

   4.1    Fundtech Ltd. 1997 Stock Option Plan for Fundtech Corporation(1)

   4.2 Fundtech Ltd. December 1997 Israeli Share Option Plan (English summary)(1)

   4.3    Fundtech Ltd. 1999 Employee Option Plan(3)

   4.4    Fundtech Ltd. Directors Option Plan(4)

   4.5 Employment Agreement between Reuven Ben Menachem and Fundtech Corporation, dated November 25, 1997(2)

   4.6 Lease Agreement relating to Fundtech's Facility in Ramat-Gan, Israel (English summary)(2)

   4.7    Lease Agreement relating to Fundtech's Facility in Norcross,
          Georgia(2)

   4.8 Lease Agreement relating to Fundtech's Facility in Jersey City, New Jersey(5)

   4.9 Lease Agreement relating to Fundtech's Facility in Burlington, Massachusetts(5)

   8      Subsidiaries of Registrant*

  10.1    Blackout Period Notice*

  11      Code of Ethics*

  12.1 Certification of the Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*

  12.2 Certification of the Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*

  13.1 Certification of the Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*

  13.2 Certification of the Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*

  15.1    Consent of Brightman Almagor & Co.*

  15.2    Consent of Kost Forer & Gabbay*

----------------------
(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form F-1, as amended, dated March 13, 1998, and incorporated herein by reference.

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

(5) Previously filed as an exhibit to the Registrant's Report on Form 20-F, dated June 11, 2003, and incorporated herein by reference.

*   Filed herewith.

                                  FUNDTECH LTD.
                                  -------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2003
                                -----------------

                                  FUNDTECH LTD.
                                  -------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------


                                      INDEX


                                                                 Page
                                                                 ----

Report of Independent Auditors                                     1

Consolidated Financial Statements:

Balance Sheets
as of December 31, 2003 and 2002                                 2 - 3

Statements of Operations
for the years ended December 31, 2003, 2002 and 2001               4

Statements of Changes in Shareholders' Equity
for the years ended December 31, 2003, 2002 and 2001             5 - 6

Statements of Cash Flows
for the years ended December 31, 2003, 2002 and 2001             7 - 8

Notes to Financial Statements                                    9 - 29

REPORT OF INDEPENDENT AUDITORS



To the Shareholders of
Fundtech Ltd.


We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their consolidated cash flows for each of the two years then ended, in conformity with U.S. generally accepted accounting principles.


Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu


Tel Aviv, Israel
February 12, 2004

                                  FUNDTECH LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                       (except share and per share data)


                                                                    December 31,
                                                                --------------------
                                                                 2 0 0 3     2 0 0 2
                                                                --------     -------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                     $28,900     $26,571
   Marketable securities (Note 3)                                  9,028      15,925
   Trade receivables (net of allowance for doubtful
     accounts of $ 2,366 and $ 3,551 as of
     December 31, 2003 and 2002, respectively)
     (Note 4)                                                     13,009      13,386
   Other accounts receivable and prepaid expenses                  1,936       1,256
                                                                 -------     -------

     Total current assets                                         52,873      57,138
                                                                 -------     -------

  LONG-TERM ASSETS
   Marketable securities (Note 3)                                  8,436           -
   Severance pay fund                                                520         474
   Long-term trade receivables (net of allowance
     for doubtful accounts of $0 and $961 as of
     December 31, 2003 and 2002, respectively)
     (Note 5)                                                      1,031       1,497
   Long-term deposits                                                860       1,027
   Property and equipment, net (Note 6)                            6,375       7,265
   Other assets, net (Note 7)                                     19,465      21,979
                                                                 -------     -------

      Total long-term assets                                      36,687      32,242
                                                                 -------     -------
                                                                 _______     _______

                                                                 $89,560     $89,380
                                                                 =======     =======

         The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                        (except share and per share data)


                                                                              December 31,
                                                                       --------------------------
                                                                         2 0 0 3         2 0 0 2
                                                                       ----------       ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Trade payables                                                       $     932       $   1,221
   Deferred revenues                                                        5,112           4,959
   Accrued restructuring expenses (Note 9b)                                   581           1,523
   Employees and payroll accruals                                           2,015           1,496
   Other accounts payable and accrued expenses (Note 8)                     3,050           3,309
                                                                        ---------       ---------

      Total current liabilities                                            11,690          12,508
                                                                        ---------       ---------

LONG-TERM LIABILITIES
   Accrued severance pay                                                      586             527
   Accrued restructuring expenses (Note 9b)                                   750           1,179
                                                                        ---------       ---------

      Total long-term liabilities                                           1,336           1,706
                                                                        ---------       ---------
                                                                        _________       _________

      Total liabilities                                                    13,026          14,214
                                                                        ---------       ---------

COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12)
   Share capital:
   Ordinary shares of NIS 0.01 par value: Authorized:
     19,949,998 shares as of December 31, 2003 and
     2002; Issued and outstanding: 14,527,871
     and 14,321,452 shares as of December 31, 2003
     and 2002, respectively                                                    43              43
   Deferred shares of NIS 0.01 par value: Authorized,
     issued and outstanding:
     50,002 shares as of December 31, 2002                                      -          (*)  -
   Additional paid-in capital                                             140,730         139,851
   Accumulated other comprehensive loss                                      (180)           (602)
   Accumulated deficit                                                    (63,971)        (64,038)
                                                                        ---------       ---------
                                                                           76,622          75,254

   Treasury shares at cost, 21,500 shares as of December 31,
     2003 and 2002                                                            (88)            (88)
                                                                        ---------       ---------

      Total shareholders' equity                                           76,534          75,166
                                                                        ---------       ---------

                                                                        $  89,560         $89,380
                                                                        =========       =========

(*) Represents an amount lower than $ 1.


         The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)
                             (except per share data)

                                                                    Year ended December 31,
                                                       ---------------------------------------------------
                                                        2 0 0 3               2 0 0 2             2 0 0 1
                                                        --------             --------             --------
Revenues (Note 15)

   Software license fees                                $ 13,236             $ 10,068             $ 17,067
   Maintenance and services fees                          34,011               29,355               27,085
   Hardware sales                                            367                  405                  842
                                                        --------             --------             --------

      Total revenues                                      47,614               39,828               44,994
                                                        --------             --------             --------

Operating Expenses

   Software license costs                                    493                  703                  896
   Amortization of capitalized software
     development costs                                     1,574                1,182                    -
   Amortization of other acquired
     intangible assets                                       940                  911                  862
   Maintenance and services costs                         17,903               17,612               19,153
   Hardware costs                                            306                  317                  686
   Research and development                                9,690               14,525               19,185
   Selling and marketing, net                              9,998                9,453               10,325
   General and administrative                              6,678                7,230                9,116
   Provision for doubtful accounts                           350                1,335                5,966
   Amortization of acquisition-related
     goodwill                                                  -                    -                1,663
   Restructuring expenses (Note 9a)                            -                3,252                2,573
   Non recurring expenses (Note 10)                            -                    -                1,500
                                                        --------             --------             --------

      Total operating expenses                            47,932               56,520               71,925
                                                        --------             --------             --------

   Operating loss                                           (318)             (16,692)             (26,931)
   Impairment and realized losses on
     available-for-sale marketable securities                  -                 (281)              (7,826)
   Financial income, net (Note 16)                           671                  691                3,343
                                                        --------             --------             --------

   Income (loss) before income taxes                         353              (16,282)             (31,414)

   Income taxes                                             (286)                (365)                (212)
                                                        --------             --------             --------
   Net income (loss)                                    $     67             $(16,647)            $(31,626)
                                                        ========             ========             ========

      Basic earnings (loss) per share (Note 13)         $      -             $  (1.16)            $  (2.22)
                                                        ========             ========             ========

      Diluted earnings (loss) per share                 $      -             $  (1.16)            $  (2.22)
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


                                                        FUNDTECH LTD.
                                   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                        (In thousands)
                                                      (except share data)


                                                  Ordinary shares                   Deferred shares             Additional
                                             --------------------------        --------------------------        paid-in
                                              Shares          Amount            Shares         Amount            capital
                                             ----------    ------------        -------      -------------     ------------
Balance as of January 1, 2001                14,184,474    $         42         50,002      (*) $       -     $    139,420

Exercise of stock options                        93,622               1              -                  -              288
Amortization of deferred stock-based
  compensation                                        -               -              -                  -                -
Comprehensive loss:
   Foreign currency translation
    adjustments                                       -               -              -                  -                -
   Unrealized losses on available-
    for-sale marketable securities,
    net                                              -                -              -                  -                -
   Realization of losses on available-
    for-sale marketable securities                   -                -              -                  -                -
Net loss                                             -                -              -                  -                -
                                            -----------       ---------       --------           --------        ---------

     Total comprehensive loss

Balance as of December 31, 2001              14,278,096              43         50,002   (*)            -          139,708

Exercise of stock options                        64,856               -              -                  -              143
Purchase of treasury shares                     (21,500)              -              -                  -                -
Comprehensive loss:
   Foreign currency translation
    adjustments                                       -               -              -                  -                -
Net loss                                              -               -              -                  -                -
                                            -----------       ---------       --------           --------        ---------

     Total comprehensive loss

Balance as of December 31, 2002              14,321,452              43         50,002   (*)            -          139,851


                                                                          Accumulated                                      Total
                                             Deferred                        other                           Total         share-
                                           stock-based       Treasury    comprehensive    Accumulated     comprehensive    holders'
                                           compensation       shares         loss           deficit           loss         equity
                                           ------------      ---------   -------------    -----------     -------------  -----------

Balance as of January 1, 2001               $     (32)             -    $     (3,951)     $  (15,765)              -    $  119,714

Exercise of stock options                           -              -               -               -               -           289
Amortization of deferred stock-based
  compensation                                     32              -               -               -               -            32
Comprehensive loss:
   Foreign currency translation
    adjustments                                    -               -            (225)              -      $     (225)         (225)
   Unrealized losses on available-
    for-sale marketable securities,
    net                                            -               -          (4,790)              -          (4,790)       (4,790)
   Realization of losses on available-
    for-sale marketable securities                 -               -           7,826               -           7,826         7,826
Net loss                                           -               -               -         (31,626)        (31,626)      (31,626)
                                           ---------         -------        --------       ---------      ----------      --------

Total comprehensive loss                                                                                  $  (28,815)
                                                                                                          ==========

Balance as of December 31, 2001                   -                -          (1,140)        (47,391)                       91,220

Exercise of stock options                         -                -               -               -               -           143
Purchase of treasury shares                       -      $       (88)              -               -               -           (88)
Comprehensive loss:
   Foreign currency translation
    adjustments                                   -                -             538               -        $    538           538
Net loss                                          -                -               -         (16,647)        (16,647)      (16,647)
                                           --------         --------        --------       ---------      ----------      --------

     Total comprehensive loss                                                                              $ (16,109)
                                                                                                          ==========

Balance as of December 31, 2002                   -              (88)           (602)        (64,038)                       75,166

(*) Represents an amount lower than $ 1.


         The accompanying notes are an integral part of the consolidated financial statements.


                                                        FUNDTECH LTD.
                                   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                        (In thousands)
                                                      (except share data)
                                                         (continued)


                                         Ordinary shares                  Deferred shares           Additional     Deferred
                                    --------------------------        ------------------------       paid-in      Stock-based
                                     Shares          Amount            Shares        Amount          capital      compensation
                                    ----------    ------------        -------    -------------     ------------   ------------
Balance as of December 31, 2002     14,321,452    $         43         50,002    (*)  $      -     $   139,851   $         -

Exercise of stock options              206,419               -              -                -             879             -
Cancellation of deferred shares              -               -        (50,002)   (*)         -               -             -
Foreign currency translation
  adjustments                                -               -              -                -               -             -
Net income  (loss)                           -               -              -                -               -             -
                                    ----------    ------------       --------     ------------      ----------      --------

     Total comprehensive loss

Balance as of December 31, 2003     14,527,871    $         43              -        $       -     $   140,730    $        -
                                    ==========     ===========       ========     ============     ===========     =========


                                                                 Accumulated
                                                                     other                             Total           Total
                                                  Treasury       comprehensive    Accumulated      comprehensive   shareholders
                                                   shares            loss           deficit            loss           equity
                                                ------------    -------------    ------------      -------------   ------------

Balance as of December 31, 2002                $        (88)    $       (602)    $    (64,038)                     $   75,166

Exercise of stock options                                 -                -                -               -             879
Cancellation of deferred shares                           -                -                -               -      (*)      -
Foreign currency translation
  adjustments                                             -             (422)               -      $     (422)           (422)
Net income  (loss)                                        -                -               67              67              67
                                               -------------     -----------       ----------      ----------      ----------

     Total comprehensive loss                                                                      $     (355)
                                                                                                   ==========
 Balance as of December 31, 2003                $       (88)    $       (180)     $   (63,971)                     $   76,534
                                               ============     ============      ===========                      ==========


(*) Represents an amount lower than $ 1.


         The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                     Year ended December 31,
                                                             ------------------------------------------
                                                              2 0 0 3          2 0 0 2         2 0 0 1
                                                             ---------        ---------       ---------

Cash flows from operating activities:
------------------------------------

  Net income (loss)                                          $     67         $(16,647)       $(31,626)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities (Appendix A)                                     4,462           14,987          26,495
                                                             --------         --------        --------

     Net cash provided by (used in) operating activities        4,529           (1,660)         (5,131)
                                                             --------         --------        --------

Cash flows from investing activities:
------------------------------------

  Investments in available-for-sale (in 2001)
    and held-to-maturity (in 2002 and 2003)
    marketable securities                                      (8,369)         (15,729)         (1,986)
  Proceeds from sales of available-for-sale (in
    2001 and 2002) and held-to-maturity (in
    2003) marketable securities                                 6,822            5,181          33,801
  Proceeds from  short-term bank deposits                           -                -           3,170

  Reduction (increase) in long-term lease deposits                167             (365)           (143)
  Purchase of property and equipment                           (2,108)          (1,298)         (2,322)
  Proceeds from sale of property and equipment                      6               60               -
  Capitalized software development costs                            -                -          (5,901)
                                                             --------         --------        --------

     Net cash (used in) provided by investing activities       (3,482)         (12,151)         26,619
                                                             --------         --------        --------

Cash flows from financing activities:
-------------------------------------

  Proceeds from exercise of stock options, net                    879              143             289
  Purchase of treasury shares                                       -              (88)              -
                                                             --------         --------        --------

     Net cash provided by financing activities                    879               55             289
                                                             --------         --------        --------

  Effect of exchange rate on cash and cash equivalents            403              404              30
  ----------------------------------------------------       --------         --------        --------

  Increase (decrease) in cash and cash equivalents              2,329          (13,352)         21,807
  Cash and cash equivalents at the beginning of
    the year                                                   26,571           39,923          18,116
                                                             --------         --------        --------

  Cash and cash equivalents at the end of the year           $ 28,900         $ 26,571        $ 39,923
                                                             ========         ========        ========

Supplemental disclosure of cash flows activities:
------------------------------------------------

  Cash paid during the year for:
   Interest                                                  $     56         $    123        $     31
                                                             ========         ========        ========
   Income taxes                                              $    149         $    287        $    224
                                                             ========         ========        ========


         The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                         Year ended December 31,
                                                                 -----------------------------------------
                                                                  2 0 0 3         2 0 0 2         2 0 0 1
                                                                 --------        ---------       ---------

Appendix A
----------
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating activities:
   Depreciation and amortization                                 $  5,656        $  5,580        $  6,303
   Provision for doubtful accounts                                    350           1,335           5,966
   Impairment and realized losses on
     available-for-sale marketable securities                           -             281           7,826
   Write-off of other accounts receivable                               -               -           1,035
   Loss on abandonment of property and
     equipment                                                          -               -             270
   Amortization of deferred stock-based
     compensation                                                       -               -              32
   Deferred income taxes, net                                           -             109            (319)
   Decrease in trade receivables and
     long-term trade receivables                                      571           4,737           1,202
   (Increase) decrease in other accounts
     receivable and prepaid expenses                                 (615)             52             344
   Decrease in trade payables                                        (300)         (1,059)           (832)
   Increase  in deferred revenues, employees
     and payroll accruals and other accounts
     payable and accrued expenses                                     112           2,609           3,546
   (Decrease) increase in accrued
     restructuring expenses                                        (1,371)          1,540           1,162
   Accrued severance pay, net                                          13             (40)            (26)
   Accrued interest on marketable securities                            8            (196)              -
   Other                                                               38              39             (14)
                                                                 --------        --------        --------

                                                                 $  4,462        $ 14,987        $ 26,495
                                                                 ========        ========        ========


         The accompanying notes are an integral part of the consolidated financial statements.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)

NOTE 1   -GENERAL OVERVIEW

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

          The Company operates in three business segments: Cash Management, Payments and its Swiss subsidiary Biveroni Batschelet Partners AG ("BBP").

          The Company's cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company's payment solutions automate all aspects of the funds transfer, including foreign exchange settlement and customer notification process, enabling straight-through-processing (STP) of payments. BBP develops, implements, maintains and operates systems for the automatic processing and transport of data in the finance industry. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections.


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

          a.   Use of estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars

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

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of a foreign subsidiary, whose functional currency is not the dollar, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statement of Operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a separate component of accumulated other comprehensive loss in shareholders' equity.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          c.   Principles of consolidation

               The consolidated financial statements include the accounts of Fundtech Ltd. and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions have been eliminated in consolidation.

          d.   Cash equivalents

               Cash equivalents include short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

          e.   Marketable securities

               The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

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

               As of December 31, 2003 and 2002 all marketable securities are designated as held-to-maturity and, accordingly, are stated at amortized cost. Interest income including the amortization of premium and discount are included in the consolidated statement of operations.

          f.   Property and equipment

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:
                                                             %
                                                            ---
               Office furniture and equipment              6 - 15
               Computers and software                     20 - 33
               Motor vehicles                                15
               Leasehold improvements            Over the term of the lease

               The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES (Cont.)


          g.   Software development costs

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

          h.   Acquisition-related intangible assets

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

               In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized effective January 1, 2002, but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The adoption of SFAS No. 142 resulted in a reduction of amortization expense in the amount of approximately $1,700 in 2003 and 2002. A reconciliation of previously reported net income (loss) and earnings (loss) per share to the amounts adjusted for the exclusion of goodwill amortization is as follows:


                                                      2 0 0 3         2 0 0 2           2 0 0 1
                                                      -------        ----------        ----------

Reported net income (loss)                            $    67        $  (16,647)       $  (31,626)
Goodwill amortization                                       -                 -             1,663
                                                      -------        ----------        ----------
Adjusted net income (loss)                            $    67        $  (16,647)       $  (29,963)
                                                      =======        ==========        ==========

Reported basic earnings (loss) per share                   -         $    (1.16)       $    (2.22)
Goodwill amortization                                      -                  -              0.12
                                                      -------        ----------        ----------
Adjusted basic  earnings (loss) per share                  -        $    (1.16)      $     (2.10)
                                                      =======        ==========        ==========

Reported diluted earnings (loss) per share                 -        $    (1.16)      $     (2.22)
Goodwill amortization                                      -                 -              0.12
                                                      -------        ----------        ----------
Adjusted diluted earnings (loss) per share                 -        $    (1.16)      $     (2.10)
                                                      =======        ==========        ==========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          i.   Income taxes

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

          j.   Revenue recognition

               The Company generates revenues from licensing the rights to use its software products directly to end-users, sales of professional services, including consulting, implementation and training. The Company also provides hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

               Revenue from software license agreements are recognized when all criteria outlined in Statement of Position 97-2 "Software Revenue Recognition" (as amended) ("SOP 97-2") are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

               Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement. The Company's VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately.

               The Company generally does not grant right-of-return to its customers. The Company generally provides a warranty period for up to six months at no extra charge. As of December 31, 2003 and 2002, the provision for warranty cost is immaterial.

               Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using contract accounting on the percentage-of-completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          j.   Revenue recognition (Cont.)

               Through December 31, 2001 the Company applied Emerging Issues Task Force (EITF) No. 00-03 "Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware" regarding revenues from ASP/Outsourcing solutions. Such arrangements also included extended payment terms of more than twelve months (generally 36 to 60 months). In accordance with SOP 97-2, extended payment terms in a software licensing arrangement may indicate that the software license fees are not deemed to be fixed or determinable. In addition, if payment of a significant portion of the software license fees are not due until more than twelve months after delivery, the software license fees should be presumed not to be fixed or determinable and, thus, should be recognized as the payments become due. However, SOP 97-2 provides that the software vendor can overcome the presumption that the software license fees are not fixed or determinable if the vendor has a standard business practice of using long-term or installment contracts and has a history of successfully collecting the software license fees under the original payment terms of the software license arrangement without making concessions. The Company had concluded that for these arrangements the "fixed or determinable" presumption had been overcome and the related software license fees had been recognized upon meeting the remaining SOP 97-2 revenue recognition criteria. The present value of such software license fees recognized in 2001 totaled approximately $ 1,883.

               In 2002, the Company changed its business practice regarding ASP/outsourcing arrangements in a manner that it no longer grants software license rights in these arrangements. Revenues from such arrangements are recognized as the related services are provided. Accordingly, no additional long-term trade receivables arise from these arrangements.

          k.   Severance pay

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

               Severance expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $ 177, $ 138 and $ 89, respectively.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          l.   Concentration of credit risks

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

          m.   Basic and diluted earnings (loss) per share

               Basic earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128").

               In 2003, 2002 and 2001, certain outstanding stock options and warrants have been excluded from the calculation of the diluted earnings per ordinary share because of the anti-dilutive effect. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings(loss) per share were 442,250, 313,700 and 398,428 for the years ended December 31, 2003, 2002 and 2001, respectively (see Note 12).

          n.   Stock-based compensation

               The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at the date of grant. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options. See below for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No.123"), as amended by SFAS 148.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          n.   Stock-based compensation (Cont.)

               Pro forma Loss Per Share According to SFAS 123 and SFAS 148:

               For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black & Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2003, 2002 and 2001 (all in weighted averages):

                                                   2003        2002       2001
                                                   ----        ----       ----

              Risk-free interest rate              2.69%       3.78%      6.0%
              Expected life of options            4 year      4 year     4 years
              Expected volatility                   64%         64%        73%
              Expected dividend yield              none        none       none

              Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2003, 2002 and 2001 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:


                                                       2 0 0 3           2 0 0 2           2 0 0 1
                                                      --------          --------          --------
Pro forma net income (loss)
Net income (loss) for the year, as reported           $     67          $(16,647)         $(31,626)
Deduct - stock-based compensation
   determined under APB-25                                   -                 -                32
Add - stock-based compensation
   determined under SFAS 123                            (3,151)           (4,390)           (2,897)
                                                      --------          --------          --------
Pro forma net income (loss)                           $ (3,084)         $(21,037)         $(34,491)
                                                      ========          ========          ========

Pro forma loss per share                              $  (0.21)         $  (1.47)         $  (2.43)
                                                      ========          ========          ========
Basic and diluted earnings (loss) per
   share as reported                                  $      -          $  (1.16)         $  (2.22)
                                                      ========          ========          ========

          o.   Fair value of financial instruments

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

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          p.  Reclassification

              Certain prior years amounts have been reclassified in conformity with current year's financial statement.

          q.  Impact of recently issued accounting standards

              In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, and Interpretation of ARB 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December
              2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.
              (ii) Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of FIN 46-R did not, and is not expected to, have a material impact on the Company's consolidated financial position, consolidated results of operations, or liquidity.

              In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's financial statements.

              In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 3   -MARKETABLE SECURITIES

          A. Short-term investments
                                                                December 31,
                                                             ------------------
                                                             2 0 0 3   2 0 0 2
                                                             -------   --------

                Held to maturity -
                  Corporate bonds                            $ 4,668   $ 5,698
                  Corporate notes                                412     2,603
                  Euro-dollar bonds                            3,948     2,660
                  Asset backed securities                          -     4,964
                                                             -------   -------
                                                             $ 9,028   $15,925
                                                             =======   =======

                Fair value                                   $ 8,964   $15,924
                                                             =======   =======

          B. Long-term investments

                                                                December 31,
                                                             ------------------
                                                             2 0 0 3   2 0 0 2
                                                             -------   --------

                Held to maturity -
                  Corporate bonds                            $ 4,071   $     -
                  Corporate notes                                569         -
                  Euro-dollar bonds                            1,588         -
                  Asset backed securities                      2,208         -
                                                             -------   -------
                                                             $ 8,436   $     -
                                                             =======   =======

                Fair value                                   $ 8,419   $     -
                                                             =======   =======

        As of December 31, 2003 all long-term investments mature in 2005


NOTE 4 -TRADE RECEIVABLES

                                                               December 31,
                                                            ------------------
                                                             2 0 0 3   2 0 0 2
                                                             -------   -------

          Accounts receivable, net of allowance for
            doubtful accounts                                $ 9,731   $10,535
          Unbilled receivables                                 3,278     2,851
                                                             -------   -------
                                                             $13,009   $13,386
                                                             =======   =======

          Management's assessment for uncertainties of outstanding debt collectibility resulted in doubtful accounts expenses of $350, $1,335 and $5,966 in the Statement of Operations for 2003, 2002 and 2001, respectively.


                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)

NOTE 5   -LONG-TERM TRADE RECEIVABLES
                                                                     December 31,
                                                                 ---------------------
                                                                  2 0 0 3      2 0 0 2
                                                                 ---------    ---------

          Maturity dates - long-term trade receivables:
             First year (current maturities)                     $     914    $   1,675
             Second year                                               671        1,452
             Third year                                                360          740
             Fourth year                                                 -          266
                                                                 ---------    ---------
                                                                     1,945        4,133

             Less - Current maturities                                 914        1,675
                    Allowance for doubtful accounts (see
                      also Note 4)                                       -          961
                                                                 ---------    ---------
                                                                 $   1,031    $   1,497
                                                                 =========    =========


                                                                     December 31,
                                                                 ---------------------
                                                                  2 0 0 3      2 0 0 2
                                                                 ---------    ---------

NOTE 6    -PROPERTY AND EQUIPMENT, NET

          Cost:
             Office furniture and equipment                      $   2,296    $   2,442
             Computers and software                                 18,407       16,344
             Motor vehicles                                            222          225
             Leasehold improvements                                  1,583        1,316
                                                                 ---------    ---------
                                                                    22,508       20,327

             Accumulated depreciation                               16,133       13,062
                                                                 ---------    ---------
                  Net book value                                 $   6,375    $   7,265
                                                                 =========    =========


NOTE 7    -OTHER ASSETS, NET

                                                                     December 31,
                                                                 ---------------------
                                                                  2 0 0 3      2 0 0 2
                                                                 ---------    ---------

          Acquisition-related intangible assets
          -------------------------------------
          Cost:
             Goodwill                                            $  14,791    $  14,791
             Developed technology                                    4,241        4,241
             Customer base                                           3,461        3,461
             Other intangible assets                                    58           58
                                                                 ---------    ---------
                                                                    22,551       22,551
          Accumulated amortization                                  (8,206)      (7,266)
                                                                 ---------    ---------
                                                                    14,345       15,285
                                                                 ---------    ---------
          Capitalized software development costs
          --------------------------------------
          Cost                                                       7,876        7,876
             Accumulated amortization                               (2,756)      (1,182)
                                                                 ---------    ---------
                                                                     5,120        6,694
                                                                 ---------    ---------

             Net book value                                      $  19,465    $  21,979
                                                                 =========    =========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 8 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                       December 31,
                                                 -------------------------
                                                 2 0 0 3           2 0 0 2
                                                 -------           -------

          Accrued expenses                        $2,176           $2,426
          Government authorities                     705              857
          Other                                      169               26
                                                  ------           ------
                                                  $3,050           $3,309
                                                  ======           ======


NOTE 9 - RESTRUCTURING EXPENSES

         Prior years restructuring plans

         In response to declines associated with cautious information technology ("IT") spending environment within the financial services industry, the Company adopted three restructuring plans during the third and fourth quarters of 2002 and the second quarter of 2001.

         In 2002, two plans consisted of employee termination benefits associated with the involuntary termination of 78 employees (61 research and development and professional services employees, 12 administrative employees and 5 selling and marketing employees) and the closure and sublet of portions of existing office space.

         In 2001, the plan consisted of employee termination benefits associated with the involuntary termination of 89 employees (71 research and development and professional services employees, 13 administrative employees and 5 selling and marketing employees) and the sublet of portions of existing office space. As part of the plan, the Company also consolidated aspects of its Dallas operations into its existing Atlanta operations in order to improve efficiency and eliminate duplicate costs.

          a.The following table summarizes restructuring expenses as of December 31, 2003, 2002 and 2001:


                                                   Year ended December 31,
                                                -----------------------------
                                                2 0 0 3     2 0 0 2     2 0 0 1
                                                -------     -------     -------

          Employee termination benefits
               and related costs                $    -       $1,458     $  790
          Facility closures and related costs        -        1,794      1,513
          Property and equipment abandonment         -            -        270
                                                ------       ------     ------
                                                $    -       $3,252     $2,573
                                                ======       ======     ======

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 9   -RESTRUCTURING EXPENSES (Cont.)

          b.The following table summarizes the restructuring accruals status as of December 31, 2003:


                                                   Employee
                                                termination and    Facility closures
                                                 related costs     and related costs      Total
                                                ---------------    -----------------      -----

          Original Accrual                          $2,248             $3,307             $5,555
                                                    ------             ------             ------
          Paid in cash
                   During 2001                         628                513              1,141
                   During 2002                         900                812              1,712
                   During 2003                         720                651              1,371
                                                    ------             ------             ------
                                                     2,248              1,976              4,224
                                                    ------             ------             ------
          Net Balance as of
            December 31, 2003                       $    -             $1,331             $1,331
                                                    ======             ======             ======

          Net Balance as of
            December 31, 2002                       $  720             $1,982             $2,702
                                                    ======             ======             ======


NOTE 10  -NON-RECURRING EXPENSES

          a.   Integration costs

               In 2001, as part of the restructuring plan, the Company recorded $ 465 of integration costs primarily for relocating employees and abandonment of property and equipment pursuant to the plan.

               The Company does not anticipate material additional integration charges in the future. All integration charges have been, and will be, expensed as incurred.

          b.   Write-off of other accounts receivable

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

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 11  -COMMITMENTS AND CONTINGENCIES

          a.   Lease commitments

               The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2014. The minimum lease commitments under non-cancelable operating leases are as follows:

               Year ended December 31,

                        2004                             $ 2,368
                        2005                               1,763
                        2006                               1,082
                        2007                                 902
                        2008-2014                          4,048
                                                        --------
                                                          10,163
                        Less - sublease rentals             (235)
                                                        --------
                                                         $ 9,928
                                                        ========

               The above minimum lease commitments include amounts previously accrued under the Company's restructuring plans (see also Note
               9b).

               Total facilities lease expenses for the years ended December 31, 2003, 2002 and 2001, were approximately $1,905, $1,982 and $2,150
               (net of sublease rentals incurred of $99, $31 and $4), respectively.

          b.   Guarantees:

               1. The Company has obtained a bank guarantee of $45 in connection with the Company's facilities operating lease agreement in Israel.

               2. The Company has obtained a bank guarantee of $405 for BBP as required by Swiss Law.

          c.   Tax Notice:

               BBP received correspondence from the Tax Office of the Canton Aargovia, Switzerland ("Aargovia") asserting deficiencies in BBP's corporate income tax returns for 1999 through 2001 tax years. The Company intends to continue to challenge the deficiencies asserted by Aargovia. The Company believes that it has meritorious defenses to those alleged deficiencies and believes that the ultimate outcome of the case will not result in a material impact on the Company's consolidated results of operations or financial position.


NOTE 12  -SHAREHOLDERS' EQUITY

          a. The Ordinary shares of the Company are traded on the NASDAQ National Market. Since August 19, 2003 the shares of the company are also traded on Tel-Aviv Stock Exchange market.

          b. The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

              Deferred shares were non-transferable and entitled their holders to no voting, dividend or other rights except for the right to receive the par value of the shares upon dissolution of the Company. In the beginning of 2003 these deferred shares have been cancelled.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 12  -SHAREHOLDERS' EQUITY (Cont.)

          c.   Treasury shares:

               On February 21, 2002, the Company's Board of Directors authorized to purchase up to one million ordinary shares of the Company from time to time on the open market. As of December 31, 2003, the Company had purchased a total of 21,500 shares.

          d.   Stock options:

               1. Under the Company's 1998 Director's Stock Option Plan and the 1999 Employee Stock Option Plan (collectively - the "Plans"), up to 3,092,815 options may be granted to employees and directors of the Company.

               2. Pursuant to the Plans, as of December 31, 2003, an aggregate of 763,140 options of the Company are still available for future grants.

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

                   Pursuant to the terms of the offer, 1,025,700 options were cancelled on July 16, 2002. The Company granted the 969,311 replacement options on January 17, 2003.

          e. A summary of the Company's option activity under the Plans is as follows:


                                                                Year ended December 31,
                                 ----------------------------------------------------------------------------------------
                                           2 0 0 3                      2 0 0 2                      2 0 0 1
                                 ---------------------------   ---------------------------   ----------------------------
                                                    Weighted                      Weighted                       Weighted
                                                    average                        average                       average
                                    Number          exercise     Number           exercise      Number           exercise
                                  of options         price     of options          price      of options          price
                                  ----------        --------   ----------         --------    ----------        ---------

Outstanding at January 1            564,455        $   6.68     1,363,843        $   14.85     1,830,893        $   14.15
   Granted                          913,025            6.35       500,800             3.84             -                -
   Option exchange program          969,311            4.02    (1,025,700)           15.65             -                -
   Exercised                       (206,419)           3.92       (64,856)            3.33       (93,622)            2.94

   Forfeited/cancelled             (126,285)           7.06      (209,632)           10.23      (373,428)           14.54
                                 ----------                    ----------                     ----------        ---------

Outstanding at December 31        2,114,087        $   5.56       564,455        $    6.68     1,363,843        $   14.85
                                 ==========                    ==========                     ==========        =========

Exercisable options at
    December 31                   1,069,421        $   5.27       241,921        $   10.43       810,987        $   13.85
                                 ==========                    ==========                     ==========        =========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 12    -SHAREHOLDERS' EQUITY (Cont.)

           The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:


                                   Options         Weighted                     Options
                                 Outstanding        Average        Weighted    Exercisable      Weighted
                                    as of          Remaining       Average        as of         Average
           Ranges of Exercise    December 31,      Contractual     Exercise    December 31,     Exercise
           Price                    2003           Life (years)      Price        2003           Price
           ------------------    -----------       ------------    --------    -----------      --------

            $  3.55-5.00          1,330,062            8.4         $   4.00       928,648        $   4.07
            $  5.79-8.16            703,775            9.7         $   7.01        60,836        $   5.84
            $  13.25-15.25           38,250            2.6         $  14.88        37,937        $  14.87
            $  22.31                 42,000            0.7         $  22.31        42,000        $  22.31
                                  ---------                                     ---------

                                  2,114,087            8.6         $   5.56     1,069,421        $   5.27
                                  =========                                     =========

          All options granted during 2003 and 2002 were at an exercise price that is equal to the fair value of the stock at the grant date. No options were granted during 2001.

          f.   Dividends

               In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

               The Company has decided to permanently reinvest its tax-exempt income (see Note 14b).

NOTE 13  -NET EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of historical basic and diluted net earnings (loss) per share:


                                                                           Year ended December 31,
                                                                --------------------------------------------
                                                                   2 0 0 3           2 0 0 2        2 0 0 1
                                                                -------------      ----------     ----------
   Numerator:
     Net income (loss)                                          $         67       $  (16,647)    $  (31,626)
                                                                ============       ==========     ==========

   Numerator for basic earnings (loss) per share -
     income (loss) available to Ordinary
     shareholders                                               $         67       $  (16,647)    $  (31,626)
                                                                 ============      ==========     ==========

   Numerator for diluted net earnings (loss) per
     share - income (loss) available to Ordinary
     shareholders after assumed exercises                       $         67       $  (16,647)    $  (31,626)
                                                                ============       ==========     ==========


                                                                               Number of shares
                                                                --------------------------------------------
Denominator:
   Denominator for basic net earnings (loss) per
     share - weighted - average shares                            14,426,655       14,290,317     14,218,388
                                                                ------------       ----------     ----------

   Effect of dilutive securities:
     Employee stock options                                          410,813     (*)        -     (*)      -
                                                                ------------     ------------     ----------

Dilutive potential Ordinary Shares                                   410,813     (*)        -     (*)      -
                                                                ============     ============     ==========

Denominator for diluted net earnings (loss)
   per share                                                      14,837,468       14,290,317     14,218,388
                                                                ============    =============     ==========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)

NOTE 14  -INCOME TAXES

          a. Measurement of taxable income under the Israeli Income Tax Law (Inflationary Adjustments), 1985

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

          b. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959

               The Company has been granted in November 1995 the status of an "Approved Enterprise", under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") and the Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional eight years. The Company completed its investment according to certain of its first program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and will be subject to the reduced tax rates for eight years ending in 2005 (subject to an adjustment based upon the foreign investors' ownership of the Company). In 1998, the Company received approval for its first expansion program. In 2000, the Company received approval for its second expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income was derived. In September 2003, the company finished its investments related the second expansion program and has issued a new request for a third expansion program, which is in the final process of approval. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

               The tax-exempt profits that will be earned by the Company's "Approved Enterprise" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2003, retained earnings included approximately $ 4,242 in tax exempt income earned by the Company's "Approved Enterprise". The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise").

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

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 14  -INCOME TAXES (Cont.)

          c.   Net operating losses carryforwards

               As of December 31, 2003, the Company had approximately $ 20,709 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

               As of December 31, 2003, Fundtech Corporation had a U.S. federal net operating loss carryforward of approximately $ 52,209 that can be carried forward and offset against taxable income for 5-20 years and begin to expire in 2010 through 2023. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          d.   Deferred income taxes

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

               Significant components of the Company and its subsidiaries assets are as follows:

                                                              December 31,
                                                          ---------------------
                                                           2 0 0 3     2 0 0 2
                                                           -------     --------
              Deferred tax assets:
                 U.S. net operating loss carryforwards    $  20,884   $ 20,967
                 Israel net operating loss carryforwards      2,071      1,462
                 Swiss net operating loss carryforwards           -          -
                 Other reserve and allowances                 6,693       6,642
                                                          ---------   ---------
              Total deferred tax assets before
                valuation allowance                          29,648      29,071
              Valuation allowance                           (29,648)    (29,071)
                                                          ---------   ---------
              Balance at the end of the year (all
                foreign)                                  $       -   $       -
                                                          =========   =========

              Deferred tax liabilities:
              Deferred taxes due to assets acquired
                and liabilities assumed (all foreign)     $       -   $       -
                                                          =========   =========

               As of December 31, 2003, the Company and its subsidiaries have provided valuation allowances of approximately $ 29,648 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

          e.   Tax assessments

               The Company received final tax assessments through the tax year ended December 31, 1999. The subsidiaries of the Company have not been assessed for income tax purposes since incorporation.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 14  -INCOME TAXES (Cont.)

          f. Composition of income tax expenses

                                                   Year ended December 31,
                                           -----------------------------------
                                            2 0 0 3       2 0 0 2      2 0 0 1
                                            -------       -------      -------
Income (loss) before taxes on
  income:

Domestic                                   $ (1,863)     $ (2,205)     $ (7,441)
Foreign                                       2,216       (14,077)      (23,973)
                                           --------      --------      --------
                                           $    353      $(16,282)     $(31,414)
                                           ========      ========      ========

Income tax provision (benefit):

Current:
   Domestic                                $     99      $     51      $    136
   Foreign                                      187           205           185
                                           --------      --------      --------
                                                286           256           321
                                           --------      --------      --------

Deferred:
   Domestic                                       -             -             -
   Foreign                                        -           109          (109)
                                           --------      --------      --------
                                                  -           109          (109)
                                           --------      --------      --------
                                           $    286      $    365      $    212
                                           ========      ========      ========

          g.   Theoretical taxes

               The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:


                                                             Year ended December 31,
                                                   -------------------------------------------
                                                    2 0 0 3           2 0 0 2          2 0 0 1
                                                   ---------        ----------        --------

Income (loss) before taxes on income               $    353          $(16,282)        $(31,414)
                                                   ========          ========         ========
Theoretical tax on the above amount                $    127          $ (5,862)        $(11,309)

Tax benefit arising from "Approved Enterprise"        1,607               396            1,602

Increase in valuation allowance                        (130)            6,071            8,388

Adjustments arising from
   differences in the basis of
   measurement for tax purposes
   and for financial reporting purposes              (1,414)                -            2,095

Other, net                                               96              (240)            (564)
                                                   --------          --------         --------

                                                   $    286          $    365         $    212
                                                   ========          ========         ========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 15  -OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

          a. The Company evaluates its business activities in accordance with the provisions of SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information". Prior to 2002, the Company determined that its operating segments had similar economic characteristics such as products and services, customers' methods used to distribute products and services, and regulatory environment resulting in their aggregation.

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

               Summarized financial information for each of the reportable segments is presented below. Segment information related to Cash Management and Payments revenue or operating loss for 2001 has not been provided as the Company's operations and internal reporting were not organized in a manner consistent with the current reportable segments and the Company has determined it is impracticable to identify such information.

               The following table sets forth the Company's revenue and operating income (loss) from all reportable segments for the years 2003 and 2002 as well as BBP for the year 2001:

                                                Year ended December 31,
                                         --------------------------------------
                                          2 0 0 3       2 0 0 2         2 0 0 1
                                          -------       -------         -------

Cash Management:
----------------
   Revenues                              $ 11,365       $  8,098              -
   Operating income (loss)               $  1,249       $ (2,844)             -

Payments:
---------
   Revenues                              $ 26,972       $ 24,214              -
   Operating income (loss)               $  4,827       $ (2,681)             -

BBP:
----
   Revenues                              $  9,277       $  7,516       $  6,901
   Operating income (loss)               $   (106)      $     42       $   (914)

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 15  -OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION  (Cont.)

          b. Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:

                                                        Year ended December 31,
                                                       -------------------------
                                                         2003            2002
                                                       --------        --------

                Total operating income (loss)
                 of the reportable segments:           $  5,970        $ (5,483)

                Amounts not allocated to segments:
                 General and administrative expenses      5,326           6,172
                 Marketing expenses                         962           1,785
                 Restructuring expenses                       -           3,252
                                                       --------        ---------
Consolidated operating loss                            $   (318)       $(16,692)
                                                       ========        =========

          c.   Geographic information:

               The total revenues are attributed to geographic information, based on the customers' location.

                                      Year ended December 31,
                     -----------------------------------------------------------
                            2 0 0 3            2 0 0 2           2 0 0 1
                     -------------------  -----------------   ------------------
                                  Long -             Long -              Long -
                        Total     lived     Total    lived     Total     lived
                      revenues   Assets   revenues   assets   revenues   assets
                      --------   ------   --------   ------   --------   -------

Israel                 $   115   $    74   $   142   $   827   $   205   $   737
U.S.                    28,908    17,771    26,272    20,844    31,610    24,140
Switzerland              8,865     8,185     7,801     8,451     7,381     8,847
Others                   9,726        68     5,613       149     5,798       232
                       -------   -------   -------   -------   -------   -------
                       $47,614   $26,698   $39,828   $30,271   $44,994   $33,956
                       =======   =======   =======   =======   =======   =======

          d. Major customer data as a percentage of total revenue:

                                                     Year ended December 31,
                                                 -------------------------------
                                                 2 0 0 3     2 0 0 2    2 0 0 1
                                                 -------     -------    -------

              Customer A                           18%         18%        17%
                                                 =======     =======    ========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                 (In thousands)
                        (except share and per share data)


NOTE 16  -FINANCIAL INCOME, NET:


                                                     Year ended December 31,
                                                 -------------------------------
                                                 2 0 0 3     2 0 0 2    2 0 0 1
                                                 -------     -------    --------

Financial expenses:
  Interest and other                              $   47      $  172      $  325
  Foreign currency translation
  differences, net                                    71         161         205
                                                  ------      ------      ------

                                                     118         333         530
                                                  ------      ------      ------

Financial income:
  Interest and other                                 716         930       3,787
  Foreign currency translation
    differences, net                                  73          94          86
                                                  ------      ------      ------

                                                     789       1,024       3,873
                                                  ------      ------      ------
                                                  $  671      $  691      $3,343
                                                  ======      ======      ======

[OBJECT OMITTED]ERNST & YOUNG




                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                  FUNDTECH LTD.

         We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of Fundtech Ltd. ("the Company") and its subsidiaries for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and cash flows of the Company and its subsidiaries for the three year ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.




Tel-Aviv, Israel                                            KOST, FORER & GABBAY
March 15, 2002                                  A Member of Ernst & Young Global

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    FUNDTECH LTD.


                                    By: /s/ Reuven Ben Menachem
                                       ------------------------------
                                       Reuven Ben Menachem
                                       Chief Executive Officer

Date:  June 29, 2004