Form 20-F
period 2004-12-31
FUNDTECH LTD
filed 2005-05-27
CIK 1054836

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the Fiscal year ended December 31, 2004

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

                         12 Ha'hilazon Street, 5th Floor
                             Ramat-Gan, Israel 52522
                             -----------------------
                    (Address of principal executive offices)

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

As of December 31, 2004, the Registrant had outstanding 14,655,942 Ordinary Shares, NIS 0.01 par value per share.

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

      As used in this annual report, the terms "we," "us," "our," the "Company" and "Fundtech" mean Fundtech Ltd. and its subsidiaries, unless otherwise indicated. All reference to dollars or "$" are to United States Dollars and all references to "NIS" are to New Israeli Shekels and all references to "Ordinary Shares' are in our Ordinary Shares, NIS 0.01 par value per share.

                                TABLE OF CONTENTS

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............1

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.............................1

ITEM 3.  KEY INFORMATION.....................................................1

ITEM 4.  INFORMATION ON THE COMPANY.........................................11

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................19

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................37

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................47

ITEM 8.  FINANCIAL INFORMATION..............................................50

ITEM 9.  THE OFFER AND LISTING..............................................51

ITEM 10. ADDITIONAL INFORMATION.............................................52

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........63

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............63

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................63

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS...........................................................63

ITEM 15. CONTROLS AND PROCEDURES............................................63

ITEM 16. [RESERVED].........................................................63

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT..................................63

ITEM 16B. CODE OF ETHICS....................................................63

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES............................64

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES........65

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
          AFFILIATED PURCHASERS.............................................65

PART III

ITEM 17. FINANCIAL STATEMENTS...............................................65

ITEM 18. FINANCIAL STATEMENTS...............................................65

ITEM 19. EXHIBITS...........................................................65

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not Applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable

ITEM 3.     KEY INFORMATION

A.    Selected Financial Data.

      The following selected consolidated financial data for each of the year in the three year period which ended December 31, 2004 are derived from our audited Consolidated Financial Statements set forth elsewhere in this report, which have been prepared in accordance with US GAAP. The selected consolidated financial data for each of the years in the two year period which ended December 31, 2001 are derived from other audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with "Operating and Financial Review and Prospects" and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.


                                                2000             2001             2002            2003            2004
                                             ---------        ---------        ---------        ---------       ---------
FINANCIAL DATA:
Total revenues...........................    $  47,948        $  44,994        $  39,828        $  47,614       $  58,537
Operating income (loss)..................       (3,091)         (26,931)         (16,692)             318           2,215
Net income (loss)........................        2,377          (31,626)         (16,647)              67           2,467
                                             =========        =========        =========        =========       =========

Basic earnings (loss) per share..........    $    0.17        $   (2.22)       $   (1.16)       $    0.00       $    0.17
                                             =========        =========        =========        =========       =========
Diluted earnings (loss) per share........    $    0.16        $   (2.22)       $   (1.16)       $    0.00       $    0.16
                                             =========        =========        =========        =========       =========
Cash, cash equivalents, short-term bank
  deposits and short term investments....    $  63,315        $  45,385        $  42,496        $  37,928       $  36,430
Long-term marketable securities..........            -                -                -            8,436           9,591
Working capital..........................       83,840           55,206           44,630           41,183          37,917
Total assets.............................      126,872          102,056           89,380           89,560          98,881
Shareholders' equity.....................      119,714           91,220           75,166           76,534          79,805

      Israeli Securities Law allows Israeli companies, such as ours, whose securities are listed on both the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including The NASDAQ National Market) to report exclusively under the United States Securities and Exchange Commission rules and utilizing accounting principles generally accepted in the United States (" US GAAP"). All financial statements included in this report and all financial information released in Israel are presented solely under US GAAP.

B.    Capitalization and Indebtedness.

      Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

      Not applicable.

D.    Risk Factors.

Risk Relating to Our Business

Our business is impacted by the uncertain recovery of the worldwide economy as it pertains to the financial services sector.

      Our business is dependent on current and anticipated market demand for our software products. A slowdown in the global economy began in the second half of 2000. It was exacerbated by the terrorist attacks of September 11, 2001 and, more recently, by continuing actions against global terrorism, such as the war in Iraq and attacks in Afghanistan by coalition forces led by the United States. Although there are signs of recovery, these external factors continue to have some impact on the financial services industry's spending on Information Technology "IT". The result is evidenced in longer purchasing cycles with our customers and in customers' requests for longer payment terms. Furthermore, even if we are successful in selling our products and services, our ability to collect outstanding receivables may be significantly negatively impacted by liquidity issues of our customers, which may have a material adverse impact on our business, operating results and financial condition. We cannot predict if or when the IT spending in our sectors will return to previous historic levels. This uncertainty has resulted, and is likely to continue to result, in intensified price competition, reduced margins, lower revenue growth rates and longer payment terms, which may result in decreased revenues, and/or an inability to maintain profitability.

Our business is affected by conditions in the financial services industry.

      Our customers are highly concentrated in the financial services industry. Our business is therefore susceptible to a downturn in that industry. For example, a decrease in spending for software and related services within this industry could result in a decrease in demand for our products. Financial institutions around the world continue to consolidate which decreases the overall potential market for our products and services. These factors, as well as other changes occurring in the financial services industry, could have a material adverse effect on our business, financial condition and results of operations.

We recently suffered through a period of losses, which could reoccur in the future.

      We incurred a net loss of approximately $31.63 million in 2001 and $16.65 million in 2002. Although we had net income of $.07 million in 2003 and $2.47 million in 2004, we will need to generate significant revenues to maintain profitability. Historic revenue shortfalls were primarily due to issues related to then current adverse economic conditions that caused our customers to defer their technology purchasing, which conditions continue to exist to some degree. Ongoing adverse economic conditions could make it more difficult for our revenues to increase and make it more difficult for us to maintain profitability. We cannot assure you that we will be able to increase our revenues or that we will be able to maintain profitability on a consistent basis.

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

      o     any lengthening of our sales cycle;

      o     changes in the proportion of service and license revenues;

      o     price and product competition;

      o     enhancements or introductions by us and our competitors;

      o     the mix of product sales;

      o     software "bugs" or other product quality problems;

      o     product pricing;

      o     our effectiveness in providing customer support;

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

      The market for financial institutions payments and cash management solutions continues to develop and evolve. This makes it difficult to predict demand for our products. We cannot guarantee that the market for our products will grow or that our products will become widely accepted. If the market for our products does not develop in the time frames and demand that we have projected, our future revenues and profitability will be adversely affected. In addition, changes in technologies, industry standards, the regulatory environment, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. A significant increase in the number of customers and/or a significant increase in our development of new product offerings would require us to expend significant amounts of money, time and other resources to meet demand. These expenditures could strain our personnel and financial resources.

Our sales cycle is variable and sometimes long and involves significant resources on our part, but may never result in actual sales.

      Our sales cycle from our initial contact with a potential customer to the signing of a license agreement has historically been lengthy and is variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. In addition, the purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of companies decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that does not result in revenue, because either a competitor obtains the desired contract from the customer or the customer decides not to proceed with the project or the customer decides to internally develop the product. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results.

Decisions by customers to develop their own payments and cash management solutions or greater market acceptance of our competitors' products could result in reduced revenues.

      The market for payments and cash management solutions is continuing to develop and competition is intense. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products. Some of the larger financial institutions have developed products that are similar in function to our global payments and cash management products, in lieu of purchasing our products which they have then marketed to other banks or implemented in banks that they have acquired. Thus we might be competing with both competitors within our industry and the in-house IT departments of certain of our clients.

      We believe there are several principal competitive factors in the industry in which we operate, including:

      o     product performance;

      o     technical features;

      o     compatibility with existing operating systems;

      o     reliability;

      o     security;

      o     relational database power;

      o     price;

      o     customer service and support; and

      o     ease of use.

      Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their products, thus enabling them to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidation within the industry. As we develop new products, we may begin to compete with companies with which we have not previously competed. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., Politzer & Haney, S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies and Transaction Systems Architects, Inc.

      We may be unable to differentiate our products from the products of our competitors or successfully develop and introduce new products that are less costly than, or superior to, those of our competitors. In addition, existing and new competitors may establish relationships with our existing and potential customers. This could have a material adverse effect on our ability to compete.

      In addition to our current competitors, we expect substantial competition from both established and emerging companies. Many of our existing and potential competitors have, or are likely to have, more extensive engineering, development, marketing, distribution, financial, technological and personnel resources than us. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our clients or prospective clients will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. See Item 4B, "Information on the Company -- Business Overview -- Competition."

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

      We have entered into contracts with a particular customer for the sale of one of our payments products. This customer represented 14% of our revenue in 2004 and 18% of our revenue in 2003. The cessation of projects of this size, which have an indefinite term, could have a material adverse effect on our business, financial condition and results of operations and could also negatively impact the market acceptance of this product. We expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. See Item 5, "Operating Results and Financial Review and Prospects - Major Customer."

We may be unable to expand our support organizations which may hinder our ability to grow and meet customer demands and rapid expansion of these resources could increase our cost and reduce our operating profit.

      Prior to 2003 in order to reduce costs, we substantially reduced the number of employees in both our research & development and administrative departments. We believe we currently have sufficient resources available to meet and support our current operations, but, we may need to increase our technical and customer support staff to support new customers and the expanding needs of existing customers. Since our products are complex we expect that the training process will take a significant period of time before these personnel can support our customers. Qualified individuals are in demand throughout the software industry and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly. If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

      We market and sell our products and services in the United States, Europe, Israel, Asia and Australia. We received 34% of our total revenues in 2002, 39.3% of our total revenues in 2003 and 45% of our total revenues in 2004 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including: economic or political changes in international markets;

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

      The stock market in general, and particularly over the past four years, has experienced price and volume fluctuations. The market prices of securities of technology companies have not completely recovered from the declines experienced in the year 2000, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. For additional information, see the table in Item 9, "The Offer and Listing -- Market Price Information." These market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

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

      As of May 2, 2005, we had 14,816,255 Ordinary Shares outstanding, and, in addition, we have reserved up to 3,087,593 Ordinary Shares for issuance under our option plans. If a large number of our Ordinary Shares are sold, the price of our Ordinary Shares would likely decrease or if we continue to issue shares, convertible securities, warrants and/or options the price of our Ordinary Shares may decrease.

      We may continue to issue options and we may, in the future, issue options and the issuance of these securities could be dilutive to our shareholders. Future acquisitions involving the issuance of shares as part of the purchase price could result in dilution. Certain warrants or options, when issued, may require us to reflect appropriate charges in our financial statements at that time. See also "Any future acquisitions of companies or technologies may distract our management and disrupt our business." below.

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

      We have in the past acquired certain assets of Sterling Commerce and CheckFree Holdings Corporation, as well as all of the stock of Biveroni Batschelet Partners AG, Switzerland, Datasphere SA and Cashtech Solutions India Private Limited, and may in the future acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise. We may also engage in discussions and negotiations with companies about our acquiring or investing in those companies' businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all or that we will have sufficient available resources for such acquisitions or investments. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

We have a limited operating history with respect to certain of our principal products, which makes it difficult to predict future results of operations.

      From 1999 through 2002, we spent considerable time, effort and money developing our next generation software, including: PAYplus USA(TM), a funds transfer solution for use by banks, thrifts, and international agency banks operating in the United States, Global PAYplus(TM) a client/server funds transfer solution handling both local and global payments activity, and CASHplus(R), an Internet based cash management solution that has multi-currency capabilities. PAYplus USA(TM) is now operating in approximately 110 banks, and we have more recently begun to implement Global PAYplus(TM) and CASHplus(R). This limited history of operations for our newer solutions and their delivery modes, makes it difficult to predict future results of operations.

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

      o affect the decision by prospective customers to enter into agreements with us;

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

We utilize software from third parties. If we cannot continue using that software on commercially reasonable terms, we would have to spend additional capital to redesign our existing software.

      We utilize off-the-shelf third-party software products to optimize the performance of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If this third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced re-engineer our current or future product offerings and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations.

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

      Political, economic and military conditions in Israel have a direct influence on us because one of our significant research and development facilities and one of our executive offices is located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing hostilities related to Israel will not have a material adverse effect on our business or on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. The future of peace efforts between Israel and its Arab neighbors is uncertain. Since October 2000, there has been a significant deterioration in Israel's relationship with the Palestinian Authority, including a series of armed clashes between Israel, the armed forces of the Palestinian Authority, and terrorist organizations, and acts of terror have been committed inside Israel. Also, the recent war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact our business.

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

      Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative. During 2004, the valuation of NIS against the dollar was stable. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.

      From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel ("OCS"). The terms of these grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The technology developed with these grants may not be transferred to third parties, including in the context of an acquisition of our company, without the prior approval of a governmental committee under the Research and Development Law, and may not be transferred to non-residents of Israel without such approval. These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties.

      In 2002, the Research and Development Law was amended to, among other things, enable companies applying for grants from the OCS to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the OCS in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the OCS in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

      Although we believe that were not a passive foreign investment company in 2004, we cannot assure you that the IRS will agree with our position. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company treated as a corporation for U.S. Federal income tax purposes, U.S. or foreign, in which we are considered to own directly or indirectly 25% or more of the shares by value, is passive income, or (ii) the average value of our assets, including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value, in a taxable year that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, our U.S. investors could be subject to adverse tax consequences, including:

      o being taxed at ordinary income tax rates on gain from the sale or other disposition of our Ordinary Shares (and on certain distributions on our Ordinary Shares);

      o being subject to interest on the tax liability resulting from the sale or other disposition of our Ordinary Shares (and on certain distributions on such shares) as if the gain from such sale or such distribution had been recognized ratably over the U.S. investors' holding period and subject to the highest ordinary income tax rates in effect in the year to which allocated; and

      o being denied the normally-available increase in tax basis to fair market value for Ordinary Shares acquired from decedents.

      o For additional information, see Item 10E, "Additional Information -- Taxation."

ITEM 4.     INFORMATION ON THE COMPANY.

A.    History and Development of the Company

      Both our legal and commercial name is Fundtech Ltd. We were incorporated in Israel in 1993 under the Israeli Companies Ordinance (New Version), 1983 (the "Companies Ordinance"), as a private limited company, under the name of "Fundtrust Technologies Limited". The principal legislation under which we operate is the Israeli Companies Law, 5759-1999 as amended (the "Companies Law"), which replaced most of the provisions of the Companies Ordinance effective as of May 1, 2000.

      Our registered office is located at 12 Ha'hilazon Street, 5th Floor, Ramat-Gan, Israel 52522, and our telephone number is 972-3-611-6500.

      Our name was changed to "Fundtech Ltd." in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation. In 1999, we acquired the assets of the cash management division of Sterling Commerce as well as 100% of the stock of Biveroni Batschelet Partners AG, Switzerland ("BBP"), which connects banks to the Central Bank of Switzerland for the processing and settlement of payments, securities trading and settlement. In 2004, we acquired 100% of the stock of Datasphere SA ("Datasphere") and Cashtech Solutions India Private Limited ("Cashtech").

      On March 13, 1998, we completed our initial public offering and our Ordinary Shares began trading on The NASDAQ National Market. As part of the offering, we issued 3,450,000 Ordinary Shares in consideration of net proceeds of approximately $41,710,500.

      On August 19, 2003 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel, and we became a dual listed company.

      Capital expenditures consisting primarily of purchases of property and equipment were $1.3 million, $2.1 million and $4.3 million during the years ended December 31, 2002, 2003 and 2004 respectively. We neither purchased nor owned any real property during this same period. We did not consummate any acquisitions of any company or portions of any company during 2002 and 2003. We acquired all of the capital stock of Datasphere and Cashtech during 2004 for a total of $4.8 million.

      Capital expenditures for the year ending December 31, 2005 are expected to be approximately $5.6 million, of which $4.5 million will be spent in the United States and $1.1 million will be expended outside the United States, primarily by BBP. We anticipate financing these capital expenditures with our own funds.

B.    Business Overview

      We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into four broad categories: payment processing, foreign exchange settlement processing, financial messaging and cash management products. The first three categories are transaction processing solutions, which enable banks to automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers. The fourth category, cash management products enable corporate clients to communicate with their financial institutions for the purpose of initiating payments, making inquiries and managing their activities with the financial institutions.

      We acquired our ACCESS Banking(TM) products in April 1998, BBP, our Swiss subsidiary, in June 1999 and our Banker products in September 1999. Our major products include ACCESS Banking(TM), CASHplus(R), PAYplus USA(TM), PAYplus for CLS(TM), Global PAYplus(TM), Recovery Services for disaster recovery service bureau solutions and related services. We acquired Datasphere through BBP in August 2004 and Cashtech in November 2004. BBP and Datasphere have sold their products and services to approximately 180 customers for the purpose of accessing the S.W.I.F.T. financial messaging network. Cashtech offers a suite of cash management products named CashWeb, CashIn and TransactCentral.

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

      We believe that several market trends and the current environment are favorable to our products and services. Specifically, we focus on the following trends and market conditions:

      o continued expansion of Internet activities as they relate to financial transactions;

      o new and expanded regulatory requirements on banks especially in the areas of interdiction and anti-money laundering purposes;

      o greater emphasis on risk mitigation in areas such as liquidity management and contingency and recovery capabilities;

      o a shift on the part of financial institutions to use outsourcing, application service providers and "white-labeling" in lieu of developing and managing their own IT activities; and

      o continued spread of globalization that will require new tools for banks to manage 24-hour trading and settlement, real-time information demands and end-to-end processing.

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

Payment Solutions            Short Description

PAYplus USA(TM)              A payments solution for banks operating in the
                             United States.

Global PAYplus(TM)           A solution for managing the global payments
                             activities of large multi-national banks and financial institutions that conduct business in multiple countries.

IGTplus A payments and settlement solution which provides message broker services between financial institutions and S.W.I.F.T., SIC, SIS and FIX in Switzerland.

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

IGTplus

      Our Swiss subsidiary markets IGTplus, a message broker application for financial messages. For financial institutions it comprises the interface to their central banking system. IGTplus processes payments, securities transactions or related orders and information to/from other financial institutions, clearing organizations, and central banks, among others, using straight through processing in order to provide faster, better quality service to customers and to reduce costs. The S.W.I.F.T., SIC (Swiss Interbank Clearing), SIS (Swiss Securities Clearing) and FIX (Stock Exchange & Broker) applications of IGTplus provide communication to/from these financial services with the option of manual investigations, exception handling and queries for liquidity information. Due to the high sensitivity and performance requirements inherent in this application, IGTplus is designed for very high throughput and 24x7 fully automated operation. The target markets are large banks, service centers and financial market infrastructures. Smaller financial institutions are served through the BBP Service Bureau, which operates IGTplus.

Cash Management Solutions    Short Description

ACCESS Banking(TM)           A solution designed to enable high end and
                             mid-level financial institutions to deliver comprehensive cash management services to their corporate clients.

CASHplus(R)                  An Internet-based cash management solution designed
                             for high end and mid-level financial institutions.

Fundtech Banker(TM)          A fully integrated cash management solution
                             designed primarily for the community bank market.

Banker WebClient(TM)         A Web-based cash management system designed
                             primarily for the community bank market.

CashWeb A multi-currency Internet front end for cash management systems.

CashIn A business engine supporting all forms of cash management services utilized primarily in India.

TransactCentral              A fully integrated suite of cash management modules
                             with a building block architecture.

ACCESS Banking(TM)

      Our ACCESS Banking(TM) solution is a client/server product that enables banks and other financial institutions to provide cash management services to their corporate clients. ACCESS Banking(TM) is targeted at the mid-to-large-size financial institutions. Through ACCESS Banking(TM), clients can obtain balance history and intra-day reporting, manage check transactions, originate ACH (automated Clearing House) wire transfer payment transactions and initiate intra-bank account transfers. ACCESS Banking(TM) consists of a server located in the back-office of a bank and a remote access module located at the premises of the bank's corporate client. Clients can interact with the bank's ACCESS Banking(TM) server remotely via the web, touch-tone telephone with voice response, teletype terminal emulation or facsimile transmission.

CASHplus(R)

      The CASHplus(R) product, which is our newest Internet-based product, enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies, and in multiple countries and regulatory environments. CASHplus(R) is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software.

Fundtech Banker

      Fundtech Banker(TM) is a suite of cash-management products used in connection with the delivery of comprehensive electronic banking to the commercial and corporate markets. The Fundtech Banker(TM) suite provides a bank's commercial customers with timely notification of fraudulent or misposted transactions, expedited funds transfer services, reduced reconcilement costs and more timely information flow and data delivery.

      Fundtech Banker(TM) allows small and mid-tier banks to offer corporate and commercial business customers products and services that previously were only available to large institutions.

Banker WebClient

      Banker WebClient(TM) is a Web-based product that addresses the unique electronic banking service needs of small and mid-sized businesses.

CashWeb

      Developed by our Cashtech subsidiary, this multi-currency Internet front-end program that offers a single-window interface for all types of cash management transactions. The software can also be customized to meet both client and country specific requirements.

CashIn

      Also developed by our Cashtech subsidiary, CashIn is a business engine equipped with features that support all cash management activities and products. The system handles basic clearing products like automated clearinghouse, wire clearing and other collection mechanisms. CashIn can also be customized to meet more complex client needs.

TransactCentral

      TransactCentral is Cashtech's suite of applications which encompass a complete range of cash management and transaction settlement products. The TransactCentral Framework is used to customize the modules to suit the customer's individualized requirements.

Settlement Solutions         Short Description

PAYplus for CLS(TM)          A solution designed to allow its members, being the
                             largest international financial institutions, to fully participate in the CLS Bank System.

PAYplus for CLS(TM)

      PAYplus for CLS(TM) is an integrated solution that assists large foreign exchange trading banks in addressing the requirements of the CLS bank. PAYplus for CLS(TM) provides payments, treasury, reconciliation, interface and systems management controls that assist banks in meeting the necessary requirements. In addition, PAYplus for CLS(TM) provides such institutions full control and functionality for its foreign exchange trading relationships.

ASP/Outsourcing Solutions    Short Description

Fundtech Connect (ASP)       An Application Service Provider (outsourcing
- for PAYplus USA            solution) ("ASP") that provides the PAYplus
                             solution to banks operating in the United States

Fundtech Connect (ASP)       An ASP that provides the ACCESS solution to banks
                             operating in the

- for CASHplus               United States.

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

      Interbank Gateway Services provides its services to smaller financial institutions using the IGTplus software to provide communication to/from S.W.I.F.T., SIC (Swiss Interbank Clearing), SIS (Swiss Securities Clearing) and FIX (Stock Exchange & Broker).

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

      During the period 2001 through 2004, we pursued a strategy of penetrating the top tier of global banks with our PAYplus for CLS(TM) product offering. The major foreign exchange trading banks worldwide, as well as central banks and regulators supported the creation of the CLS, a global system for providing foreign exchange, or "FX" or settlement services. CLS handles FX trades with a daily value of approximately two trillion U.S. dollars. We have been successful in obtaining the majority of the CLS contracts awarded to date from banks including, inter alia, Australia and New Zealand Banking Group Ltd., Bank of America, Bank of New York, Citibank, Commerzbank, Deutsche Bank, Dresdner Bank, National Australia Bank and Banco Bilboa Vizcaya Argentaria. We believe that this significant step forward will help us leverage our technology and offer those banks additional products in the future as evidenced by Citibank's procurement of Global PAYplus(TM).

      In 2001, we entered into an agreement with a leading international financial institution whereby we agreed to license certain of our products, including PAYplus for CLS(TM) and Global PAYplus(TM), and perform various consulting and maintenance services in connection with the license of such products. During 2004, we were engaged by another major international financial institution which licensed Global PAYplus(TM) and retained us to perform product customizations on its behalf. For the year ended December 31, 2004, the aggregate total revenue derived from these relationships was approximately $9.5 million which represents approximately 16% of our 2004 revenues. See Item 5A, "Operating and Financial Review and Prospects --Results of Operations-- Major Customers."

      During 2003 and 2004, we made significant progress marketing our Global PAYplus software in Europe, which was reflected in agreements for software and services with Bank Cypress, Bank Austria (a member of the HVB Group), Banco Popular Espana and HSBC.

      Also during 2004, we acquired Datasphere and Cashtech and began the process of assimilating their products and services into our offerings.

      Please see the table that presents our consolidated revenues according to the geographical regions to which such revenues are attributable in Item 5A, "Operating and Financial Review and Prospects --Results -- Significant Revenue Information."

Sales and Marketing

      We sell our products and services primarily through our direct sales force. In the past we have relied more heavily on referrals from local distributors or independent marketing representatives. A few of our former distributors have changed their market focus and/or become our direct competitors. In response to this and other factors, we have grown our sales force to support our direct sales efforts. We have a dedicated sales staff in the United States, United Kingdom, Switzerland, India, and Singapore.

      Our marketing efforts include a variety of activities that promote our products including public relations, direct response marketing programs, and industry trade shows and conferences. In addition, we receive inquiries about our products directly through our corporate website.

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

Software Development

      We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in achieving technological leadership. The total software development staff consisted of 116 full-time employees on December 31, 2004. All of our payments products have been developed internally by our product development staff. Our cash management and BBP products were initially developed by the personnel of the businesses we acquired (such personnel migrating to us with the acquired businesses), and have since continued to be developed by our product development staff. Some of these products are embedded, or bundled, with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

      To ensure that our products are developed successfully, within their budgets and according to schedule, all of our products are sent through the following four distinct design and testing stages: (1) requirements descriptions are developed through consultation with prospective users to ensure that the product matches the user's requirements; (2) an internal quality assurance team verifies the integrity of the product at each stage of development prior to beta testing; (3) beta testing data are used to evaluate the functionality of the products and their ability to perform under realistic conditions; and (4) a controlled group of users is polled regularly to identify any modifications that may be necessary. In addition, we work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product requirements. Our employees also participate in numerous user focus groups to review product design. We have software development sites in Georgia, New Jersey, Massachusetts, Israel, Switzerland and India. We believe that separating development by geographic region allows for development to be in close proximity to the targeted market, while increasing our ability to attract development talent.

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

Proprietary Rights

      We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. However, we have no registered patents and these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours. See the risk factor entitled "We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively" in Item 3C above.

Competition

      The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., Politzer & Haney, S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies and Transaction Systems Architects, Inc. Furthermore, several large financial institutions have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired. In order to maintain our competitive position, we must differentiate our products from the products of our competitors and successfully develop and introduce new products that meet the changing needs of our clients. See the risk factor entitled "We may not be able to compete successfully in the very competitive markets for our products" in Item 3C above.

C.    Organizational Structure

      We are organized under the laws of the State of Israel. We are the parent company of our wholly-owned operating subsidiaries that are specified in the table below.

                                                Country of Incorporation/
Name of Subsidiary                              Organization
------------------                              ------------------------

Fundtech Corporation                            United States
Fundtech U.K. Limited                           United Kingdom
Fundtech Australia Pty Limited                  Australia
FCMS, LLC                                       United States
Biveroni Batschelet Partners AG                 Switzerland
Datasphere SA                                   Switzerland
Cashtech Solutions India Private Limited        India

D.    Property, Plants and Equipment.

      We do not own any real property. As of December 31, 2004, we leased office space as specified in the table below. The aggregate annual lease payments for our facilities were approximately $1,771,000.

                                                          Approximate
Location                                             Aggregate Square Feet
--------                                             ---------------------
Ramat-Gan, Israel...........................          13,000
Burlington, Massachusetts...................          17,000
Jersey City, New Jersey.....................          25,800
Carrollton, Texas...........................           3,000
San Leandro, California.....................           6,700
Norcross, Georgia...........................          26,000
Switzerland.................................           8,600
United Kingdom..............................           1,800
India.......................................          17,500

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH
ITEM 3A "SELECTED FINANCIAL DATA" AND OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "CAUTIONARY STATEMENT FOR FORWARD-LOOKING STATEMENTS."

Overview

      Fundtech is a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into four broad categories: (i) payment processing and management; (ii) foreign exchange settlement processing, both of (i) and (ii) automating the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers; (iii) cash management products, used by a bank's corporate clients for initiating payments, making inquiries and managing their activities with their financial institution; and (iv) financial messaging products and services that enable banks to communicate with specialized networks such as the S.W.I.F.T. network.

      We derive our revenues principally from software licensing and from the provision of professional services. Professional services are derived from (i) providing maintenance services with respect to our software, (ii) installation and training services related to the software, (iii) services to enhance or customize the software for particular client needs, inclusive of requirements analysis, (iv) operating hosting service bureaus which process transactions or messages and provide cash management services to our clients and (v) providing contingency and recovery services to our clients. See "Critical Accounting Policies" below for a discussion of how we account for these revenues and their associated costs.

      The demand for Fundtech products and services is influenced by a number of industry-wide factors:

      (i) An increased focus on finding new sources of fee-based income, which currently account for almost half of banks' revenues. This is largely the result of the increased competitiveness of their lending activities, which has resulted in lower profit margins;

      (ii) An ongoing objective to lower operating costs through automation. This has become an even greater issue as new regulations such as the U.S. Patriot Act are requiring banks to perform additional complex analyses that significantly benefit from automation; and

      (iii) The competitive marketplace for corporate accounts that is continually innovating new services that are largely driven by new and more flexible technology.

      Fundtech's products offer financial institutions new capabilities that address these major industry factors. Our software products automate transaction procedures and also allow clients of our customers both to initiate transactions and access information over the Internet rather than by contacting the customer's staff. The server-based architecture of our software also allows cost reductions in comparison to mainframe based applications. The software permits customers to easily change fee parameters and offer new financial products without having to reprogram the software.

      PAYplus USA(TM) is our United States funds transfer solution used to connect a financial institution's funds transfer room with the Federal Reserve's FedWire system and with the S.W.I.F.T. system. PAYplus USA(TM) both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer - from its creation to accounting and memo posting). Our target market for this product includes all banks operating in the United States that do not need a global payment solution. PAYplus USA(TM) may be licensed or utilized through an ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. We currently have approximately 130 customers operating PAYplus USA(TM) in a live production environment.

      Our Global PAYplus(TM) software provides institutions with real-time global support of their multi-currency payments activity. Global PAYplus(TM) employs a client/server funds transfer payment system that supports the local payment processing and risk management and regulatory compliance for local clearing systems as well as worldwide payment activity. Global PAYplus(TM) supports both UNIX and NT and employs open technology standards. The system features end-to-end security and multi-currency capabilities. Global PAYplus is being marketed to larger multinational banks. It is also being marketed to large financial institutions who wish to use it for low value, bulk payments processing.

      Our CASHplus(R) product, which is our newest Internet-based cash management product, enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies and in multiple countries and regulatory environments. CASHplus(R) is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software. CASHplus(R) may be licensed or utilized through our ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. Banks using CASHplus can create unique versions of the software that address the specific needs of the multiple market segments they serve. This feature enables banks to reduce their operating costs by replacing numerous cash management systems with a single platform, as well as better serve the needs of their customers.

      Our Cashtech subsidiary markets its CashIn, CashWeb and TransactCentral cash management software products to financial institutions throughout Southeast Asia. Its multi-currency, Internet-enabled products are highly customizable and we are currently evaluating how best to extend the marketing of these products to new geographies.

      PAYplus for CLS(TM) is an integrated solution that assists large foreign exchange trading banks in addressing the requirements of the CLS bank. PAYplus for CLS(TM) provides payments, treasury, reconciliation, interface and systems management controls that assist banks in meeting the CLS Bank's requirements. In addition, PAYplus for CLS(TM) provides such institutions full control and functionality for its foreign exchange ("FX") trading relationships. CLS member banks are the primary customers for this software.

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

      While we are confident about the match of our products to the current trends in financial IT, we note that the cautious IT spending environment within the financial services industry during the period 2001-2002 resulted in decreased revenues for IT companies operating in that sector. In response, we adopted three restructuring plans during the second quarter of 2001 and the third and fourth quarters of 2002.

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

      Our restructuring plans in 2001 and 2002 substantially impacted our results of operations in those years. All restructuring plans were substantially completed by February 2003. We began to realize the benefits of the plan in 2001 and continued to see such benefits during 2002 as evidenced by the reduction in the total sum of maintenance and services costs, research and development costs (including capitalized development costs), selling and marketing costs and general and administrative costs (together, "Certain Costs"). Certain Costs declined from $16.4 million in the second and third quarters of 2001 to $14.0 million in the fourth quarter of 2001 and continued to decline to $12.4 million, $12.5 million, $11.9 million and $10.9 million in the first, second, third and fourth quarters of 2002, respectively. Certain Costs stabilized in 2003 at $10.6 million, $10.9 million, $10.7 million and $11.0 million in the first, second, third and fourth quarters, respectively. Certain Costs for 2004 increased to $11.6 million, $12.2 million, $12.3 million and 15.3 million in the first, second, third and fourth quarters, respectively. These Certain Costs increases were necessitated by our improving revenues during this same period.

      We are currently marketing new products which have been developed since 2001, particularly Global PAY plus and CASHplus. This development work contributed heavily to the operating losses during 2001 and 2002. During 2003, we were able to dedicate more of our efforts to marketing these new products, resulting in a reduction in our research and development expenses and an increase in revenues. During 2004, we continued to heavily market these products and have seen a corresponding increase in both revenues and backlogs (signed contracts for which the software has not yet been fully delivered and/or ASP contracts which are "pre-production" and not yet operational). Our development focus with respect to these products is now on upgrades to add new functionality, new interfaces to the products and performance enhancements in conjunction with out customer implementations.

      During 2005, Certain Costs are expected to rise as we add staff, primarily to implement a major new Global PAYplus project with a leading multinational bank, the agreement with respect to which was implemented in 2004.

      To some degree, however, the match of our software capabilities to the positive trends described above (the drive for more fee based income, lowering operating costs and adding new corporate products) has been offset by the lagging recovery of the global financial services industry from the slowdown of 2000-2002. Although spending on technology in the financial services industry increased during 2003 and 2004, and is expected to continue to grow in 2005, it is difficult to predict if this trend will continue as well as the extent of the impact that it may have on our future revenues or results of operations. Notwithstanding this increase in spending, we have seen and expect to see a significant percentage of spending on maintaining and upgrading so-called "legacy systems" that are currently in place with our customers, or internally developed "in-house" solutions rather than on the acquisition of new externally developed systems such as those we market.

      We have implemented the majority of Sarbanes-Oxley required policies and procedures and are working to complete our Section 404 management control documentation. Notwithstanding the recent decision of the Securities and Exchange Commission to extend by one year the compliance dates for foreign private issuers, we are working toward an implementation plan which will allow the controls to be tested in the fourth quarter of 2005. We do not anticipate a material cost impact arising from this process, but note that the management attention devoted to oversight of these activities will increase during 2005.

Acquisition of Businesses and Certain Assets

      In August of 2004, BBP completed the acquisition of Datasphere SA from its shareholders. Datasphere provides software linking IBM systems to the S.W.I.F.T. Alliance platform and also provides consulting services to financial institutions related to their clearing and settlement requirements. The cash consideration of $1 million was paid from our working capital.

      In November 2004, the Company acquired all outstanding shares of India-based Cashtech Solutions India Private Limited ("Cashtech") a leading provider of cash management software and services throughout Southeast Asia for an aggregate purchase price of approximately $3.8 million. Cashtech's products are targeted to large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. Cashtech has sales offices in Singapore and Tokyo.

      The acquisition of Cashtech will enhance the Company's cash management product line with products that are well suited for non-US markets, as well as extend the Company's geographic coverage into the Asia Pacific market.

      Under the terms of the acquisition agreement, Fundtech will pay an additional amount of up to $3.7 million in cash over the next three years, contingent upon the financial performance of Cashtech. As of December 31, 2004, no performance milestones have been yet achieved.

Critical Accounting Policies

      The operating and financial condition review is based upon our Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

      We usually provide a warranty period to our customers of up to three months at no extra charge. As of December 31, 2004 and 2003, the provision for warranty cost is immaterial.

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

      Our trade receivables primarily include amounts due from banks and large financial institutions. An allowance for doubtful accounts is determined for those specific amounts that we believe are not likely to be collected. We perform ongoing credit evaluations of our customers and in judging the probability of collection of receivables we continuously monitor collection and payments from our customers and maintain a provision for any specific customer collection issues that we have identified. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, an additional provision for doubtful accounts might be required.

      SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a detailed program design.

      Our costs incurred between completion of the detailed program design for the Global PAYplus(TM) product and the point at which the product was ready for general release has been capitalized. As of December 31, 2001, we capitalized development costs totaling $7,876,000 in aggregate. In 2002 we started amortizing the capitalized development costs and we did not capitalize any additional development costs. The 2002, 2003 and 2004 amortization costs relating to the capitalized development costs totaled $1,182,000, $1,576,000 and $1,576,000, respectively.

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

      We determine the recoverability of long-lived assets based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. This estimation process is highly subjective and involves significant management judgment. Determination of impairment loss from long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

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

      When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on a projected discounted cash flow. We did not record an impairment charge based on our reviews in 2004. If our estimates or the related assumptions change in the future, we may be required to record impairment charge on goodwill to reduce its carrying amount to its estimated fair value.

      Share Based Payments. In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payments" ("SFAS 123(R)"). This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for Stock Issued Employees" and its authoritative interpretations.

      SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

      SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award- (usually the vesting period).

      The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

      The provisions of SFAS 123(R) apply to all awards which will vest after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company would be required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company would be required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

      Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company's future financial position and results of operations in accordance with U.S. GAAP. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

A.    Results of Operations

      The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:

                                                       Year Ended December 31,
                                                       -----------------------
                                                       2002     2003      2004
                                                       ----     ----      ----
       Revenues:
          Software license fees.................       25.3%    27.8%     28.0%
          Maintenance and service fees..........       73.7     71.4      71.5
          Hardware sales........................        1.0      0.8       0.5
                                                      -----    -----     -----
       Total revenues...........................      100.0    100.0     100.0
                                                      =====    =====     =====


       Operating Expenses:
          Software license costs................        1.8      1.0       1.1
          Maintenance and service costs.........       44.2     37.6      39.3
          Hardware Costs........................        0.8      0.6       0.5
          Research and development..............       36.5     20.4      19.1
          Selling and marketing, net............       23.7     21.0      19.1
          General and administrative............       18.1     14.0      12.4
          Amortization of capitalized software
            development costs...................        3.0      3.3       2.7
          Amortization of other acquired
            intangible assets...................        2.3      2.0       1.7
          Provision for doubtful accounts.......        3.3      0.7       0.5
          Restructuring expenses................        8.2      0.0       0.0

       Total operating expenses.................      141.9    100.7      96.2
                                                      -----    -----     -----
       Operating income (loss)..................      (41.9)    (0.7)      3.8
       Impairment and realized losses on
         available for sale marketable
         securities.............................       (0.7)     0.0       0.0
       Financial income, net....................        1.7      1.4       1.2
                                                      -----    -----     -----
       Income (loss) before income taxes........      (40.9)     0.7       5.0
                                                      -----    -----     -----
       Income taxes.............................        0.9      0.6       0.8
                                                      -----    -----     -----
       Net income (loss)........................      (41.8)%    0.1%      4.2%
                                                      =====    =====     =====


Significant Revenue, Segment and Earnings Information

      The following table presents our consolidated revenues according to the geographical regions to which such revenues are attributable:


                              2002                         2003                         2004
                              ----                         ----                         ----
                       Total                       Total                        Total
                      Revenues    Percentage      Revenues     Percentage      Revenues     Percentage
                      --------    ----------      --------     ----------      --------     ----------

Israel                $   142         0.4%        $   115           0.3%        $    62          0.1%
U.S.A                  26,272        66.0          28,908          60.7          31,920         54.5
Switzerland             7,801        19.6           8,865          18.6          15,425         17.8
Other                   5,613        14.0           9,726          20.4          16,130         27.6
                      -------       -----         -------         -----         -------        -----
                      $39,828       100.0%        $47,614         100.0%        $58,537        100.0%
                      =======       =====         =======         =====         =======        =====

Segment Information:

                                 2002            2003             2004
                                 ----            ----             ----

Cash Mgmt. Revenue            $  8,098        $ 11,365          $ 13,416
Operating income (loss)         (2,844)          1,249               201
Payments Revenue                24,214          26,972            33,870
Operating income (loss)         (2,681)          4,827             8,229
BBP Revenue                      7,516           9,277            11,251
Operating income (loss)             42             106               600

      While Cash Management revenues continued to grow from 2002 to 2004, operating income has been adversely impacted by the costs associated with the launch of the new CASHplus product. Payments revenues and operating income are primarily related to strong sales and installations of PAYplus USA and Global PAYplus leading to both increased license fees and services revenues. BBP revenue and operating income have steadily increased due to the implementation of IGTplus. License and services fee trends are discussed more fully in the year to year comparisons below.

Major Customers

      We derived approximately 18% of our annual revenues from the license, consulting and maintenance service fees earned in connection with an agreement with a leading international financial institution in 2003. We derived approximately 14% of our annual revenues from this major customer in 2004. See
Item 4B, "Information on the Company -- Business Overview - Customers and Markets." We anticipate that fees from these this customer, along with a second major new Global PAYplus customer signed in 2004 will represent approximately 16% of our total annual revenue in 2005. A failure of either institution to enter into new orders or proceed with existing orders could have a material adverse effect on our business, financial condition and results of operations.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

      Revenues.

                                                                  Variance
                                                                  --------
                                   2003         2004       Increase       %
                                   ----         ----       --------       -

Total Revenues                   $ 47,614     $ 58,537     $10,923       22.9%

      The increase in revenues was primarily attributable to (i) new CASHplus sales inclusive of billable enhancement requests and installed hosting services solutions which increased revenues by $1,673; (ii) revenues from launch of Global PAYplus in the United States, inclusive of a new major bank, strong sales of PAYplus for CLS and PAYplus USA solutions in both license and hosting services solution form which increased revenues by $5,920; (iii) increased service fees related to BBP's IGTplus implementation which increased revenues by $1,975; and (iv) a new securities services initiative which generated $1,347 in new revenues.

      Software License Fees. Software license fees consist of revenues derived from software license agreements we enter into with our customers. A comparison between our 2003 and 2004 software license fees is as follows:

                                                                  Variance
                                                                  --------
                                     2003         2004       Increase     %
                                     ----         ----       --------     -

          Software License Fees  $13,236,000  $16,395,000   $3,159,000   23%

      The increase was attributable to increasing market awareness and acceptance of the company's new product offerings as well as increased spending on the part of the IT departments of financial institutions. The notable aspects are (i) increased CASHplus sales which increased fees by $705; the launch of Global PAYplus in the United States and the continued strong sales of PAYplus USA which increased which increased fees by $2,624; offset by a decline in license fees of BBP of ($170).

      Maintenance and Services Fees. Maintenance and services fees include revenues derived from maintenance contracts, installation and training fees, service bureau fees, consulting fees, certification fees and related items. We generally receive a contract for maintenance and services at the time a contract for the license is entered into. A comparison between our 2003 and 2004 maintenance and services fees is as follows:

                                                                      Variance
                                                                      --------

                                           2003         2004      Increase    %
                                           ----         ----      --------    -

       Maintenance and Services Fees   $34,011,000  $41,827,000  $7,816,000  24%

      The increase in fees relates to (i) increases in maintenance fees payable for newly installed banks of $2,320; (ii) increases in the fees related to customizations and product installations, particularly with respect to two major clients, which increases totaled $4,091; and (ii) an offset due to a decline in fees from hosting services of ($1,099).

      Hardware Sales. Hardware sales consist of the reselling of third-party hardware in connection with the licensing and installation of our software. A comparison between our 2003 and 2004 hardware sales is as follows:

                                                                   Variance
                                                                   --------

                                       2003         2004     Decrease      %
                                       ----         ----     --------      -

          Hardware Sales             $367,000    $315,000    ($52,000)   (14%)

      We continue to de-emphasize sales of hardware to our customers. Much of the hardware upon which our products run can be obtained directly from the manufacturer rendering the margins on this brokering activity less attractive. The decrease in hardware sales is attributable to a decrease in the number of transactions in which our customers also purchased hardware through us.

      Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2003 and 2004 software license costs is as follows:

                                                                   Variance
                                                                   --------

                                       2003         2004     Increase      %
                                       ----         ----     --------      -

          Software License Costs     $493,000    $626,000    $133,000     27%

      The increase in costs is due to a increase third-party embedded software utilized by our newer CASHplus and Global PAYplus environments. The combination of additional embedded software and more licenses granted caused the increase noted.

      Amortization of Capitalized Software Development Costs. A comparison between our 2003 and 2004 amortization of capitalized software development costs is as follows:

                                                                   Variance
                                                                   --------

                                       2003         2004     Increase      %
                                       ----         ----     --------      -

          Amortization of
          Capitalized Software
          Development Costs         $1,574,000   $1,576,000  $2,000.00   .001%

      This reflects the amortized capitalized software development costs in connection with our Global PAYplus product. The variance is not significant.

      Amortization of Other Acquired Intangible Assets. A comparison between our 2003 and 2004 amortization of other acquired intangible assets is as follows:

                                                                    Variance
                                                                    --------

                                         2003        2004      Increase     %
                                         ----        ----      --------     -

          Amortization of Other
          Acquired Intangible Assets   $940,000    $966,000     $26,000    .03%

      The increase in amortization resulted from exchange rate differences for assets related to BBP plus the effects of the Datasphere and Cashtech acquisitions.

      Maintenance and Services Costs. Maintenance and services costs consist primarily of personnel costs, telephone support costs and other costs related to the provision of maintenance, service bureau and professional services. A comparison between our 2003 and 2004 maintenance and services costs is as follows:

                                                                   Variance
                                                                   --------

                                       2003         2004      Increase      %
                                       ----         ----      --------      -
          Maintenance and Services
          Costs                     $17,903,000  $23,001,000  $5,098,000   29%

      Maintenance costs declined by ($867), which we attribute to the impact of staff reductions previously implemented as described in Item 5, Operating and Financial Review and Prospects - Overview. Services costs increased by $3,523, primarily related to the number personnel assigned to Global PAYplus and PAYplus USA engagements. Hosting costs increased $2,223 due to staffing increases and related infrastructure costs related to the set-up phase of newly sold contracts.

      Hardware Costs. Hardware costs consist primarily of our cost of computer hardware resold to our customers. A comparison between our 2003 and 2004 hardware costs is as follows:

                                                                   Variance
                                                                   --------

                                       2003         2004    Decrease      %
                                       ----         ----    --------      -

          Hardware Costs             $306,000    $266,000   ($40,000)   (13%)

      The reduction in costs is commensurate with the decrease in hardware sales previously noted.

      Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2003 and 2004 software development is as follows:

                                                                    Variance
                                                                    --------

                                       2003         2004      Increase      %
                                       ----         ----      --------      -

          Software Development      $9,690,000  $11,171,000  $1,481,000    15%

      We did not capitalize any software development costs in 2004 or 2003, since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short, and consequently, these costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in costs is primarily due to the addition of 32 staff in the United States and Israel to handle new engagements and projects as well as the 174 Cashtech staff added by acquisitions, prorated for a partial year from the acquisition date. We also experienced an increase in consulting fees payable of $525 which related to work on new software customization projects.

      Selling and Marketing. A comparison between our 2003 and 2004 selling and marketing expenses is as follows:

                                                                    Variance
                                                                    --------

                                       2003         2004      Increase      %
                                       ----         ----      --------      -

          Selling and Marketing     $9,998,000  $11,193,000  $1,195,000    12%

      The increase in sales and marketing expenses was principally due to (i) an increase in commissions of $526 related to the 23% revenue growth achieved; and
(ii) increases in the costs associated with trade shows and the annual user conference which totaled $200.

      General and Administrative. A comparison between our 2003 and 2004 general and administrative expenses is as follows:

                                                                    Variance
                                                                    --------

                                       2003         2004      Increase      %
                                       ----         ----      --------      -

          General and
          Administrative            $6,678,000   $7,523,000   $845,000     13%

      This increase is due to the addition of five U.S. administrative personnel and 23 Cashtech administrative personnel.

      Provision for Doubtful Accounts. Management's assessment for uncertainties of outstanding debts collectibility is reflected in our provision for doubtful accounts. A comparison between our 2003 and 2004 provision for doubtful accounts is as follows:

                                                                   Variance
                                                                   --------

                                       2003         2004     Decrease     %
                                       ----         ----     --------     -
          Provision for Doubtful
          Accounts                   $350,000     $269,000   ($81,000)   (30%)

      The decrease in the provision for doubtful accounts reflects the settlement of previously accrued matters resulting in the accounts no longer being deemed doubtful of collection.

      Financial Income, Net. A comparison between our 2003 and 2004 financial income, net is as follows:

                                                                   Variance
                                                                   --------

                                       2003         2004     Increase      %
                                       ----         ----     --------      -

          Financial Income, net      $671,000    $727,000     $56,000     8%

      The increase of the net financial income is primarily due to a increase in the interest and dividend rates we earned on our cash, cash equivalents and marketable securities.

      Income Taxes. A comparison between our 2003 and 2004 income taxes is as follows:

                                                                   Variance
                                                                   --------

                                       2003         2004     Increase      %
                                       ----         ----     --------      -

          Income Taxes               $286,000    $475,000    $189,000     66%

      The elimination of a deferred tax asset and increasing profits, both in Switzerland, resulted in an increased tax liability.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

      Revenues. In 2003, revenues increased 20% to $47,614,000 from $39,828,000 in 2002. A comparison between our 2002 and 2003 revenues among our divisions is as follows:

      Revenues.

                                                                  Variance
                                                                  --------

                                   2002         2003       Increase       %
                                   ----         ----       --------       -

Total Revenues                   $ 39,828     $ 47,614      $7,786       19.5%

      The increase in revenues was primarily attributable to (i) new CASHplus sales inclusive of billable enhancement requests and installed hosting services solutions which increased revenues by $3,536; (ii) revenues from Global PAYplus, inclusive of a major bank, strong sales of PAYplus USA solutions in both license and hosting services solution form which increased revenues by $2,400; (iii) increased service fees related to BBP's IGTplus implementation which increased revenues by $1,761.

      Software License Fees. Software license fees consist of revenues derived from software license agreements we enter into with our customers. A comparison between our 2002 and 2003 software license fees is as follows:

                                                                    Variance
                                                                    --------

                                      2002        2003        Increase      %
                                      ----        ----        --------      -

          Software License Fees   $10,068,000   $13,236,000   $3,168,000   32%

      The increase was attributable to increased CASHplus sales which increased fees by $466; a major bank license of Global PAYplus along with continued strong sales of PAYplus USA which increased which increased fees by $2,624; and an increase in the license fees produced by BBP of $434.

      Maintenance and Services Fees. A comparison between our 2002 and 2003 maintenance and services fees is as follows:

                                                                      Variance
                                                                      --------

                                        2002          2003      Increase      %
                                        ----          ----      --------      -

          Maintenance and Services
          Fees                       $29,355,000  $34,011,000  $4,656,000    16%

      The increase in service fees relates to (i) increases in maintenance fees payable for newly installed banks of $2,193; (ii) decreases in the fees related to customizations and product installations, primarily due to the completion of most PAYplus for CLS projects in 2002, which decreases totaled ($184); and (ii) an increase in fees from hosting services of $2,400.

      Hardware Sales. A comparison between our 2002 and 2003 hardware sales is as follows:

                                                                   Variance
                                                                   --------

                                       2002         2003     Decrease      %
                                       ----         ----     --------      -

          Hardware Sales             $405,000     $367,000   ($38,000)    (9%)

      The decrease in hardware sales is attributable to a decrease in the number of transactions in which our customers purchased hardware through us.

      Software License Costs. A comparison between our 2002 and 2003 software license costs is as follows:

                                                                    Variance
                                                                    --------

                                       2002         2003     Decrease       %
                                       ----         ----     --------       -

          Software License Costs     $703,000     $493,000   ($210,000)    (30%)

      The decrease in costs was primarily due to a new agreement with a primary supplier which heavily discounted its fees.

      Amortization of Capitalized Software Development Costs. A comparison between our 2002 and 2003 amortization of capitalized software development costs is as follows:

                                                                    Variance
                                                                    --------

                                       2002         2003      Increase      %
                                       ----         ----      --------      -

          Amortization of
          Capitalized Software
          Development Costs         $1,182,000   $1,574,000   $392,000     33%

      We started amortizing capitalized software development costs in the second quarter of 2002, which were incurred through December 31, 2001 in connection with our Global PAYplus product. For the year ended December 31, 2003 we amortized four quarters of costs as compared to only three quarters in the year ended December 31, 2002.

      Amortization of Other Acquired Intangible Assets. A comparison between our 2002 and 2003 amortization of other acquired intangible assets is as follows:

                                                                   Variance
                                                                   --------

                                       2002         2003     Increase      %
                                       ----         ----     --------      -

          Amortization of Other
          Acquired Intangible
          Assets                     $911,000     $940,000    $29,000      3%

      The increase in amortization resulted from exchange rate differences for assets related to BBP.

      Maintenance and Services Costs. A comparison between our 2002 and 2003 maintenance and services costs is as follows:

                                                                   Variance
                                                                   --------

                                       2002         2003      Increase     %
                                       ----         ----      --------     -

          Maintenance and Services
          Costs                     $17,612,000  $17,903,000  $291,000    2.0%

      Maintenance Costs declined by ($564), which we attribute to the impact of staff reductions previously implemented as described in Item 5, Operating and Financial Review and Prospects - Overview. Services costs increased by $1,472, primarily related to the number personnel assigned to Global PAYplus and PAYplus USA engagements. Hosting costs declined by ($476) which we attribute to the impact of staff reductions previously implemented as described in Item 5, Operating and Financial Review and Prospects - Overview.

      Hardware Costs. A comparison between our 2002 and 2003 hardware costs is as follows:

                                                                  Variance
                                                                  --------

                                       2002        2003     Decrease      %
                                       ----        ----     --------      -

          Hardware Costs             $317,000    $306,000   ($11,000)   (3.5%)

      The reduction in costs is commensurate with the decrease in hardware sales.

      Software Development. A comparison between our 2002 and 2003 software development is as follows:

                                                                    Variance
                                                                    --------

                                       2002          2003      Decrease      %
                                       ----          ----      --------      -

          Software Development      $14,525,000  $9,690,000  ($4,835,000)  (33%)

      We did not capitalize any software development costs in 2003 or 2002, since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short, and consequently, these costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The decrease in costs is primarily due to the cost cutting measures we undertook during 2001 and 2002, which resulted in a reduction in personnel numbers and personnel related expenses. See Item 5, "Operating and Financial Review and Prospects -- Overview" for additional information about the reduction in personnel numbers.

      Selling and Marketing. A comparison between our 2002 and 2003 selling and marketing expenses is as follows:

                                                                  Variance
                                                                  --------

                                       2002         2003    Increase      %
                                       ----         ----    --------      -

          Selling and Marketing     $9,453,000  $9,998,000  $545,000     6%

      The increase in sales and marketing expenses was principally due to (i) an increase in commissions of $410 related to the 19.5% revenue growth achieved; and (ii) increases in the costs associated with trade shows and the annual user conference which totaled $95.

      General and Administrative. A comparison between our 2002 and 2003 general and administrative expenses is as follows:

                                                                     Variance
                                                                     --------

                                           2002        2003      Decrease    %
                                           ----        ----      --------    -

          General and Administrative   $7,230,000   $6,678,000  ($552,000)  (8%)

      This decrease was due to (i) a reduction of general and administrative personnel of $72, and (ii) decreases in professional and consulting fees of $412.

      Provision for Doubtful Accounts. A comparison between our 2002 and 2003 provision for doubtful accounts is as follows:

                                                                  Variance
                                                                  --------

                                       2002        2003      Decrease     %
                                       ----        ----      --------     -

          Provision for Doubtful
          Accounts                  $1,335,000   $350,000   ($985,000)  (74%)

      In 2002 the provision for doubtful accounts included $860,000 that related to a settlement of a dispute with one customer. The decrease in the provision for doubtful accounts reflects the settlement of previously accrued matters resulting in the accounts no longer being deemed doubtful of collection.

      Restructuring Expenses. A comparison between our 2002 and 2003 restructuring expenses is as follows:

                                                                  Variance
                                                                  --------

                                       2002        2003     Decrease      %
                                       ----        ----     --------      -

          Restructuring expenses    $3,252,000      $0     ($3,252,000)  (100%)

      In connection with the three restructuring plans we adopted in 2001 and 2002, we recorded non-recurring expenses in 2002. These non-recurring expenses included: (i) facility closures and related costs in the amount of $1,794,000; and (ii) employee termination benefits and related costs in the amount of $1,458,000. The three plans resulted in the involuntary termination of 78 employees in 2002.

      Impairment of Marketable Securities. A comparison between our 2002 and 2003 impairment of marketable securities is as follows:

                                                                   Variance
                                                                   --------

                                       2002         2003     Decrease      %
                                       ----         ----     --------      -

          Impairment of Marketable
          Securities                 $281,000        $0     ($281,000)   (100%)

      In 2001, the Company changed the classification of certain investments in its portfolio from "held to maturity" to "available-for-sale", which required those investments to be adjusted to market value and produced a significant decrease in portfolio value. The Company also sold most, but not all, of those investments in 2001. In 2002, the value of those investments held-for-sale continued to decline in value. During 2002, the Company changed its investment strategy to mitigate this risk by confirming preservation of capital as a main objective.

      Financial Income, Net. A comparison between our 2002 and 2003 financial income, net is as follows:

                                                                   Variance
                                                                   --------

                                       2002         2003     Decrease      %
                                       ----         ----     --------      -

          Financial Income, net      $691,000     $671,000   ($20,000)    (3%)

      The decrease of the net financial income is primarily due to a decrease in the interest and dividend rates we earned on our cash, cash equivalents and marketable securities, offset by a small increase in the average balances of cash, cash equivalents and marketable securities.

      Income Taxes. A comparison between our 2002 and 2003 income taxes is as follows:

                                                                    Variance
                                                                    --------

                                       2002         2003     Decrease       %
                                       ----         ----     --------       -

          Income Taxes               $365,000    $286,000    ($79,000)    (22%)

      Although revenues increased in 2003, 2002 taxes were increased due to the elimination of a deferred tax asset which resulted in an increased tax liability for that year.

B.    Liquidity and Capital Resources.

      We have financed our operations primarily through the sale of equity securities in the amount of approximately $139.7 million including net proceeds from the 1998 initial public offering in the amount of approximately $29.0 million, proceeds from the follow-on 1999 public offering in the amount of approximately $92.3 million and grants from the Government of Israel, Office of the Chief Scientist to fund new product development. In addition, we raised $544,000 from the exercise of employee options in 2004. As of December 31, 2004, working capital was $37.9 million, which included cash and cash equivalents and marketable securities of $36.4 million. Working capital has declined from December 31, 2003 primarily due to the cash used in the acquisition of subsidiaries.

      Cash flows from operations. Net cash provided by operating activities amounted to $7.6 million for the year ended December 31, 2004 as compared to net cash provided by operating activities of $4.5 million for the year ended December 31, 2003. This increase of $3.1 million was primarily due to an increase in profitability plus an increase in deferred revenues due to accelerated collection of 2005 maintenance, employees and payroll accruals and other accounts payable and accrued expenses offset by an increase in trade receivables due to increased revenues.

      Cash flows from investing activities. Net cash used in investing activities amounted to $9.6 million for the year ended December 31, 2004 as compared to $3.5 million for the year ended December 31, 2003. During the year ended December 31, 2004, proceeds from marketable securities amounted to $11.7 million compared to $6.8 million for the year ended December 31, 2003 while investments in marketable securities amounted to $12.6 million in 2004 as compared to $8.4 million in the year ended December 31, 2003. We invested $4.3 million net of cash acquired to purchase our Cashtech and Datasphere subsidiaries. Purchases of property and equipment increased $2.2 million to $4.3 million for the year ended December 31, 2004 from $2.1 million for the year ended December 31, 2003. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2005, our anticipated capital expenditures are $5.6 million - See Item 4A.

      Cash flows from financing activities. Net cash provided by financing activities was $0.5 million for the year ended December 31, 2004 as compared to $0.9 million for the year ended December 31, 2003. The decrease was primarily due a decrease in proceeds from the issuance of share capital and exercise of stock options.

      On February 21, 2002, the Company's Board of Directors authorized the purchase of up to one million of our Ordinary Shares from time to time on the open market. By December 31, 2003, the Company had purchased a total of 21,500 shares. No shares were purchased during 2004.

      We believe that cash and cash equivalents and marketable securities will provide adequate financial resources to finance our current and planned future operations for at least the next 12 months. However, in the event that we make one or more acquisitions for consideration consisting of all or a substantial part of our available cash, we might be required to seek external debt or equity financing for such acquisition or acquisitions or to fund subsequent operations.

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

      We completed our investment in accordance with its initial approval enterprise program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and will be subject to the reduced tax rates for eight years ending in 2005 (subject to an adjustment based upon the foreign investors' ownership in us). In 1998, we received approval for our first expansion program. In 2000, we received approval for our second expansion program and in July 2004 we received approval for our third expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate, as mentioned above, for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income has been derived from the programs. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. See "Note 14b - Income Taxes" for additional information.

      At December 31, 2004, we had net operating loss ("NOL") carryforwards of approximately $51.2 million and $26.5 million in the United States and in Israel, respectively. The U.S. NOL carryforwards begin to expire in 2010 through 2017 and the Israeli NOL carryforwards have no expiration. See Note 13 to the Consolidated Financial Statements.

C.    Research and Development, Patents and Licenses, etc.

      During 2004, $11.2 million in current expense charges was made related to the development of our software with no capitalized costs. During 2003 and 2002, $9,690,000 and $14,525,000, respectively, in current expense charges were made with no capitalized costs for our software. There were no Office of the Chief Scientist grants in 2002, 2003 or 2004.

D.    Trend Information.

      Our trends are disclosed above in the Overview of this Item 5, "Operating and Financial Review and Prospects".

E.    Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

      The following table of our material contractual obligations as of December 31, 2004, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

                               -------------------------------------------------
                                                Payments Due by Period
                                                   (in thousands)
--------------------------------------------------------------------------------
Contractual Obligations         Total   Less than    1-3       3-5     More than
                                         1 year     years      years    5 years
--------------------------------------------------------------------------------
Operating leases               $10,643   $1,933     $3,095     $2,572    $3,043
--------------------------------------------------------------------------------

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

      The following table lists the names and ages of the current directors, executive officers and key employees:

                NAME            AGE          POSITION
                ----            ---          --------

        Gideon Argov             48          Chairman of the Board of Directors
        Reuven Ben Menachem      44          Chief Executive Officer, Director
        Yaffa Krindel            50          Director
        George M. Lieberman      61          Director
        Stanley Stern            47          Director
        Gil Weiser               63          Director
        Ben-Zion Zilberfarb      55          Director

        Joseph J. Aulenti        58          Senior Vice President, General
                                             Counsel and Secretary
        Yoram Bibring            47          Chief Financial Officer
        Joseph P. Mazzetti       64          Executive Vice President,
                                             Corporate Development
        Michael Sgroe            48          President & Chief Operating Officer

      Gideon Argov was elected Chairman of the Board of Directors in July 2003. Mr. Argov is currently serving as the Managing Director, Operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham, Massachusetts. From 1988 to 1991, he served as CEO of High Voltage Engineering Corporation, a private manufacturing corporation based in Burlington, Massachusetts. Mr. Argov was employed by Bain and Company from 1983 to 1988. Presently, he serves on the boards of Mykrolis Corporation and, Interlire Brands and Helix Technologies. Mr. Argov has earned an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

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

      Yaffa Krindel was elected as a director on February 12, 2004. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star Ventures in 1997 as the managing partner of Star Ventures in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. -
NASDAQ: ALVR), a premier provider of solutions based on Point-to-Multipoint
(PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of OrSense Ltd., Trivnet Inc., Negevtech Ltd., Siano Mobile Silicon Inc., Alfy Inc. and Broadlight Incorporated. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

      Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He is a member of the Board of Directors for Zen Research PLC, Interregnum PLC, Diamond.com and the EON Company. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

      Gil Weiser has served as a director of Fundtech since July 2000 and as a director of BBP, the Company's wholly owned Swiss subsidiary since May 2001. Beginning in 2000 to the present, Mr. Weiser has served as Chairman or Director of various Israeli high-tech companies. In addition, Mr. Weiser has served as a director of the Tel Aviv Stock Exchange from 2003 until 2004. From 2000 until 2001, Mr. Weiser served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank located in Tel Aviv, Israel. From 1995 until 2000, Mr. Weiser served as the General Manager of Hewlett Packard (Israel), a distributor of Hewlett Packard products and services located in Tel Aviv, Israel. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Corp. Israel. Mr. Weiser has and continues to hold significant public positions including Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center. Presently he serves as Chairman of the Executive Board of Haifa University, one of the leading institutions of higher education in Israel and is a member of the Israel High-Tech Association Executive Committee. Mr. Weiser holds a Bachelors degree from the Technion in Haifa, Israel and a Masters from the University of Minnesota in Minneapolis.

Currently Serving External Directors

George M. Lieberman has served as a director of Fundtech since 1998 and as an external director since 2000. Mr. Lieberman has more than 30 years of IT management and development experience across a broad spectrum of industries. He regularly serves as CEO of companies at the request of their venture investors. Mr. Lieberman is currently CEO of Enforsys Inc., a law enforcement workflow management system company, a senior advisor to WebScreen Ltd., a network security company. Mr. Lieberman was the CEO of Pragmatic Vision Inc. and of Gen3 Partners, subsequent to its merger with Pragmatic Vision, until December 2003. Mr. Lieberman was the Chief

Information Officer of Wit Capital Group, a pioneer Internet investment banking firm until April 2000. Prior to January 1999, he held a number of positions at Merrill Lynch & Co., including First Vice President of Technology Strategy and Planning, where he participated in setting the Merrill Lynch and Co. Internet financial services strategy. He was also on the advisory board of the Technology Mezzanine Funding group that oversees the venture technology investment for the firm's own account. Additionally, he was a member of the Merrill Lynch Technology Advisory Board for the Global Technology Research Department. Prior to joining Merrill Lynch, Mr. Lieberman developed major systems projects at many financial industry companies including Citibank and ADP. Mr. Lieberman holds advanced degrees in Industrial Engineering and Operations Research. Mr. Lieberman is the current Chairman of the Corporate Advisory Board of The Institute for Technology and Enterprise, at the Polytechnic University of New York. He holds two computer related patents.

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

Senior Management

      Joseph Aulenti was appointed Senior Vice President, General Counsel and Secretary of Fundtech on October 1, 2002. Mr. Aulenti previously served as Associate General Counsel since joining Fundtech in August 2001. Prior to joining Fundtech, Mr. Aulenti was engaged in private practice representing IT companies from October 2000 until August 2001. From May 1995 until October 2000, Mr. Aulenti served as Senior Vice President and Chief Legal Officer of Century Technology Group, Inc., a privately held technology solutions provider located in Falls Church, Virginia. From 1991 to 1995, Mr. Aulenti served as Senior Vice President - Group Counsel of Fiserv, Inc., a leading provider of banking technology solutions located in Milwaukee, Wisconsin. Mr. Aulenti was Senior Vice President and General Counsel of Citicorp Information Resources, Inc., a leading financial IT solutions provider located in Stamford, Connecticut from January 1986 until it was acquired by Fiserv in June 1991. Mr. Aulenti graduated from the Catholic University of America with a B.A., holds a M.Sc. from the University of Bridgeport and a J.D. from Fordham University.

      Yoram Bibring has served as Chief Financial Officer since joining Fundtech in September 2001. Prior to joining Fundtech, Mr. Bibring served from April 1999 until May 2001 as Chief Financial Officer of ViryaNet, a provider of software solutions to the workforce management market, located in Southborough, Massachusetts. From November 1998 until April 1999, Mr. Bibring served as a Financial Consultant for ViryaNet and others. Prior to joining ViryaNet, Mr. Bibring served from February 1998 until November 1998 as Chief Financial Officer of Americash, Inc., a leading operator of e-cash platforms located in New York, New York, which was sold to American Express. Prior to joining Americash, from January 1990 until January 1998, Mr. Bibring was employed by Geotek Communications, a wireless communications service provider located in Montvale, New Jersey, where he served initially as Chief Financial Officer and then as the President of its International Division. Mr. Bibring's extensive financial career also includes several years in public accounting in Israel and the United States. He holds a B.A. in Accounting and Economics from Tel-Aviv University and is a certified public accountant in both Israel and the United States.

      Joseph P. Mazzetti joined Fundtech in November 1994 and is currently serving as Executive Vice President Corporate Development. Prior to joining Fundtech, Mr. Mazzetti was employed from 1992 to 1994 as an

Executive Vice President at PRT Corp., a software consulting company located in New York City. From 1984 to 1992, Mr. Mazzetti was employed at Logica Data Architects, a global consulting and systems integration firm located in Waltham, Massachusetts, where he held the position of Executive Vice President of the Financial Products Group with responsibility for the funds transfer, message switching and asset/liability product lines. Mr. Mazzetti has more than 30 years of experience in IT in the public and private sectors with concentration in the banking and financial institutions market. Mr. Mazzetti holds a M.Sc. in Industrial Engineering from Stevens Institute of Technology and a B.S. in Physics from Georgetown University.

      Michael Sgroe has served as President & Chief Operating Officer of Fundtech since April 2004. Prior to that time Mr. Sgroe held positions as COO, President of U.S. Products & Operations and Senior Vice President and General Manager of the U.S. Payments Division since joining Fundtech in May 1000. Before joining Fundtech, Mr. Sgroe was employed for over 16 years at Chase Manhattan Bank, a leading financial institution headquartered in New York City, where he served as Vice President with responsibility for developing and deploying high-performance solutions for the bank's Payments and Cash Management businesses. During this period, Mr. Sgroe also served as Chief Information Officer and Vice President of Technology and Operations for the e-Procurement solutions provider Metiom, an e-commerce start-up with an equity ownership position held by Chase Manhattan Bank. Mr. Sgroe began his career in 1979 at Morgan Guaranty Trust, where he held assignments both in New York and in London. Mr. Sgroe holds a B.A. in Anthropology from the City University of New York.

B.    Compensation.

      We have entered into an employment agreement with Reuven Ben Menachem, which provides for annual review of his compensation by the Compensation Committee and Board of Directors. Mr. Ben Menachem's compensation as a director of the Company is also subject to shareholder approval. Mr. Ben Menachem's agreement also provides for a notification period in the event the agreement is terminated without cause.

      In addition, Gil Weiser, a member of the Board of Directors, receives $2,200 per month to provide consulting services and to serve as the Chairman of the Executive Committee of BBP, our indirectly wholly owned Swiss subsidiary. See Item 7B below for "Related Party Transactions.

      The aggregate remuneration we paid for the year ended December 31, 2004 to our directors and executive officers as a group was $1,435,700 in salaries and bonuses, inclusive of the retainer payments to directors as described below. In addition, certain officers are provided a car allowance that totaled $50,600 for 2004. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers.

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

Directors Compensation

      The sole compensation paid directors for attending meetings of the Board of Directors or committee meetings of the Board of Directors is the retainer described above. We also reimburse directors for their reasonable travel expenses. Upon shareholder approval, directors also receive options to purchase Ordinary Shares as noted below.

Option Grants in Last Fiscal Year

      During 2004, options to purchase 335,000 Ordinary Shares were granted to our directors and executive officers. The weighted average exercise price of these options was $7.51 per share for both directors and for officers, with vesting over a one to four year period. All director options were granted pursuant to the Director's Stock Option Plan and executive officers options were granted under the 1999 Employee Option Plan. Options granted under the Directors' Option Plan expire five years from the date of grant. Options granted under the 1999 Employee Option Plan expire ten years from the date of grant.

C.    Board Practices.

      The following table sets forth certain information concerning our current directors and executive officers:


                                                                                                      Termination/Renewal
          Name                           Current Office(s) Held              Commencement of Office      Date of Office
          ----                           ----------------------              ----------------------   --------------------
Gideon Argov (2)(4)(5)             Chairman                                  July 22, 2003            2005 Annual Meeting
Reuven Ben Menachem                Chief Executive Officer, Director         October 28, 2002         2005 Annual Meeting
Stanley Stern (2)(3)               Director                                  July 22, 2003            2005 Annual Meeting
Yaffa Krindel (2)(3)               Director                                  February 12, 2004        2005 Annual Meeting
Gil Weiser (2)(4)(5)               Director                                  October 28, 2002         2005 Annual Meeting
George M. Lieberman                                                          November 30, 2000        2006 Annual Meeting
(1)(2)(3)(4)(5)(6)                 Director
Ben-Zion Zilberfarb (1)(2)(3)(7)   Director                                  January 31, 2002         2007 Annual Meeting
Joseph Aulenti                     Senior Vice President, General Counsel
                                   and Secretary                             October 1, 2002          Not Applicable
Yoram Bibring                      Chief Financial Officer                   September 6, 2001        Not Applicable
Joseph P. Mazzetti                 Executive Vice President, Corporate
                                   Development                               June 1, 2001             Not Applicable
Michael Sgroe                      President & Chief Operating Officer       June 1, 2001             Not Applicable

      (1)   External Director under the Companies Law.

      (2)   Independent Director.

      (3)   Member of the Audit Committee.

      (4)   Member of the Compensation Committee.

      (5)   Member of the Nominating Committee.

      (6) Mr. Lieberman was elected for a second and final three year term as an external director on December 18, 2003.

      (7) Mr. Zilberfarb was elected for a second and final three year term as an external director on December 21, 2004.

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

      Under recent amendments to the Companies Law, at least one of the external directors serving on a company's board of directors is required to have "financial expertise" and the other external director or directors are required to have "professional expertise." The definition of each of these terms is to be determined under relevant regulations, which have not yet been published.

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

      George Lieberman and Ben-Zion Zilberfarb currently serve as "external" directors within the meaning prescribed by the Companies Law. Mr. Lieberman's second and final term of office ends after the 2006 Annual Shareholder Meeting. Mr. Zilberfarb's second and final term of office ends after the 2007 Annual Shareholder Meeting.

Independent Directors

      The Ordinary Shares are listed for quotation on The NASDAQ National Market and are subject to the rules of The NASDAQ National Market applicable to quoted companies. Under The NASDAQ rules, we are required to appoint a sufficient number of independent directors for them to constitute a majority. The independence standard under the NASDAQ rules excludes any person (i) who is an officer or employee of the Company or its subsidiaries, or (ii) that the board of directors believes has a relationship that would interfere with such individual's independent judgment as a director. Additional circumstances that preclude an individual from serving as an Independent Director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation in excess of $60,000 per annum. Gideon Argov, Yaffa Krindel, George Lieberman, Stanley Stern, Gil Weiser and Ben-Zion Zilberfarb qualify as independent directors and meet the independence standard of the NASDAQ rules.

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

      In addition to such functions as the audit committee may have under the Companies Law or under the NASDAQ rules, the primary purpose of our audit committee is to assist the board of directors in fulfilling its responsibility to oversee management's conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the company's financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results.

      The audit committee must observe the independence of our external auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, recommend the replacement of our external auditors. In addition, the Audit Committee is responsible for pre-approving all services provided to us by our external auditors.

      In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose. The audit Committee has a separate budget to fund its retention of such outside assistance. The audit committee has also adopted a charter in accordance with the rules of the NASDAQ National Market.

      The members of the Audit Committee for the fiscal year ended December 31, 2004 were Stanley Stern, Chairman, George Lieberman, Ben-Zion Zilberfarb and Yaffa Krindel. Ms. Krindel qualifies as a financial expert under the Sarbanes-Oxley Act of 2002. We do not anticipate a change in committee composition during 2005.

Compensation Committee

      The members of the Compensation Committee for the fiscal year ended December 31, 2004 were George Lieberman, Chairman, Gideon Argov and Gil Weiser. No member of the Compensation Committee is an officer or employee of the Company and each is an independent director. The responsibilities of the Compensation Committee include administering our stock plans and approving the compensation of our executive officers. We do not anticipate a change in committee composition during 2005.

Nominating Committee

      In accordance with NASDAQ rules, a Nominating Committee was established in 2004. Its members are Gil Weiser, Chairman, Gideon Argov and George Lieberman. The Nominating Committee is responsible for making recommendations with respect to (i) the nomination by the Board of Directors of qualified candidates to serve as our Directors, (ii) Board committee assignments and (iii) chair appointments. The Nominating Committee has adopted a charter, as well as policies and procedures governing its activities. The committee has also adopted and published policies and procedures governing communications from shareholder or other interested parties to the board of directors.

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

Internal Auditor

      Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The duty of the internal auditor is to examine, inter alia, whether the company's conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. We have appointed BKR Yarel, Haguel & Co., as the internal auditor.

The NASDAQ National Market

      Our Ordinary Shares are listed for quotation on The NASDAQ National Market and we are subject to the rules of The NASDAQ National Market applicable to listed companies. Under the NASDAQ rules companies quoted on NASDAQ are required to have a majority of independent directors. In addition, the company must maintain an audit committee, all of whose members are independent in accordance with the NASDAQ definition of independence which is applied to audit committee members and which prohibits any form of compensation for services other than for services as a director. The audit committee must also adopt an audit committee charter. The responsibilities of the audit committee under the new NASDAQ rules include, among other things, evaluating the independence of a company's outside auditors. The NASDAQ rules further require the appointment of a Compensation Committee which is comprised solely of independent directors and which is responsible for setting and approving salaries for the directors and for the executive officers of the company and a Nominating Committee which is comprised solely of independent directors and which is responsible for the selection of directors and for communications with shareholders on the subject of shareholder nominations. Gideon Argov, Yaffa Krindel, George Lieberman, Stanley Stern, Gil Weiser and Ben-Zion Zilberfarb and qualify as independent directors under the current NASDAQ National Market requirements, but Mr. Weiser would not be considered independent under the Audit Committee standards.

Disclosure Committee

      A Disclosure Committee consisting solely of company employees was established in 2004 under the auspices of the Audit Committee to assist the Chief Executive Officer and Chief Financial Officer with monitoring developments within the Company and with the preparation of annual and quarterly reports. The committee is chaired by the General Counsel and has members from the finance, operations and marketing departments as well as from our BBP and Cashtech subsidiaries. Meetings are held not less than quarterly. The committee has also adopted and published policies and procedures governing its activities. The Charter of the Committee was approved by the Audit Committee. No directors serve on the committee.

D.    Employees.

      The following table summarizes the main category of activity and geographic location of our employees as of December 31, 2004:

                 ---------------------------------------------------------------
                   Software                Sales and                   Total
                 Development  Operations   Marketing  Administration  Employees
--------------------------------------------------------------------------------
United States         72          91           25           31          219
--------------------------------------------------------------------------------
Israel                16          48           2            3            69
--------------------------------------------------------------------------------
Switzerland           14          21           7            6            48
--------------------------------------------------------------------------------
United Kingdom        0           15           6            1            22
--------------------------------------------------------------------------------
Australia             0            2           0            0            2
--------------------------------------------------------------------------------
India                 14          160          9            26          209
--------------------------------------------------------------------------------
Singapore             0            0           1            0            1
--------------------------------------------------------------------------------
                                                                        570
                                                                  --------------

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

      Our Cashtech subsidiary, as required by Indian regulations, provides a severance payment (known locally as a "Gratuity") to any employee who resigns after working for five years with Cashtech. This obligation, whose valuations are carried out by an independent actuary, is reflected on the Cashtech balance sheet.

      We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United Kingdom, Switzerland and India. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

E.    Share Ownership.

Security Ownership of Directors and Senior Management and Certain Key Employees

      As of May 1, 2005, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was 732,665 shares, representing 4.82% of the outstanding Ordinary Shares. Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date. No director is affiliated with a Major Shareholder.

      As of May 1, 2005, options to purchase up to 1,127,818 Ordinary Shares granted to our directors, senior managers and certain key employees were outstanding under our option plans. The weighted average exercise price of these options was $6.95 per share. From these options, options to purchase 534,483 Ordinary Shares granted to our directors and executive employees are exercisable or will become exercisable within 60 days of May 1, 2005.

      As of May 2, 2005, we had 50 shareholders of record.

Stock Option Plans

      Fundtech has established two plans for granting options to our employees and one plan for granting options to our directors: the Fundtech Limited 1997 Israeli Share Option Plan for the Employees of Fundtech Ltd. (the "1997 Plan"); the Fundtech Ltd. 1999 Employee Option Plan (the "1999 Option Plan"); and the Fundtech Ltd. Directors' Option Plan (the "Directors' Option Plan," and together with the 1997 Plan and the 1999 Option Plan, the "Company Option Plans"). The 1997 Plan has expired. All of the other Company Option Plans are still active.

      Pursuant to the Company Option Plans, a total of 3,592,815 options were allocated for grant to employees and directors of Fundtech and its subsidiaries, and an equal number of Ordinary Shares have been reserved for issuance upon the exercise of such options. As of May 1, 2005, 2,332,699 of these options were outstanding, 502,097 of these options had been exercised, and 758,019 options remain available to be granted. The following options have been reserved and granted pursuant to the following plans.

1997 Stock Option Plan

      The 1997 Plan was adopted in December 1997. The options granted under the 1997 Plan expire five years from the date of grant and vest as determined by the Compensation Committee or the Board of Directors at the time of the grant, generally over a period of four years. As of May 1, 2005, 49,904 Ordinary Shares were reserved and allocated to the 1997 Plan of which 1,250 options were outstanding and 48,654 options have been exercised. By authorization of the shareholders granted on October 28, 2002, 491,814 options were transferred to the 1999 Plan and no options remain available.

1999 Stock Option Plan

      The 1999 Option Plan was adopted in September 1999. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1999 Option Plan at the time of the grant. The options generally vest over a period of between five and ten years from the date of grant. As of May 1, 2005, 3,155,815 Ordinary Shares were reserved and allocated to the 1999 Option Plan. Of the 3,155,815 options available for grant under the 1999 Option Plan, as of May 1, 2005, 2,021,699 options were outstanding, 476,097 options had been exercised, and 658,019 options remained available to be issued.

Directors' Option Plan

      The Directors' Option Plan was adopted in May 1998. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the Directors' Option Plan at the time of the grant. The options granted under the Directors' Option Plan generally vest over a period between one and two years and expire five years from the date of grant. As of May 1, 2005, 437,000 Ordinary Shares were reserved and allocated to the Directors' Option Plan. Of the 437,000 options available for grant under the Directors' Option Plan, as of May 1, 2005, 311,000 options were outstanding, 26,000 options had been exercised, and 100,000 options remained available to be issued.

Offer To Exchange/Tender Offer

      In June 2002 we commenced a voluntary stock option exchange program for our employees. Under the program participating employees were given the opportunity to have unexercised stock options previously granted to them cancelled, and to receive replacement options at a future date. Replacement options were granted at a ratio of one new option for each option cancelled, at an exercise price equal to the fair market value of our Ordinary Shares on the date of the re-grant.

      Pursuant to the terms of the offer, 1,025,700 options were cancelled on July 16, 2002. We granted the 969,311 replacement options on January 17, 2003.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.    Major Shareholders.

      The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of May 1, 2005 for each person or group that we know owns 5% or more of our Ordinary Shares.

      We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days. Applicable percentage ownership in the table set forth above is based on 14,655,942 Ordinary Shares outstanding as of May 1, 2005.


                                                         NUMBER OF SHARES    PERCENTAGE
                                                           BENEFICIALLY      BENEFICIALLY
        NAME OF BENEFICIAL OWNER                              OWNED            OWNED*
        ------------------------                         ----------------    ------------
    Clal Industries and Investments Ltd.(1)...........       5,315,871          36.3%
    Cannell Capital LLC(2)............................       1,583,226          10.8%
    FMR Corp. (3).....................................       1,317,700           9.0%
    Aura Investments Research & Development
    Ltd.(4)...........................................         905,590           6.2%
    All directors and executive officers as a
    group (11 persons)................................         732,665           5.0%

      1. As of May 1, 2005, Clal Industries and Investments Ltd. owns 5,315,871 Ordinary Shares. IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat, and Ruth Manor have shared power to vote and dispose of the 5,315,871 Ordinary Shares held by Clal Industries and Investments Ltd. In addition, Mr. Nochi Dankner now has sole power to vote and dispose of 3,200 Ordinary Shares.

      2. As of May 1, 2005 beneficial ownership consisted of 1,583,226 Ordinary Shares held by investment advisory clients who have granted Cannell Capital LLC, for which J. Carlo Cannell is the Managing Member, with discretionary authority to buy, sell and vote shares. Shares are held by The Anegada Master Fund Limited (299,863 Ordinary Shares); The Cuttyhunk Fund Limited (442,566 Ordinary Shares); Tonga Partners, L.P. (532,389 Ordinary Shares); GS Cannell Portfolio, LLC (198,917 Ordinary Shares); Pleiades Investment Partners, L.P. (109,491 Ordinary Shares). The address of Cannell Capital LLC is 150 California Street, Fifth Floor, San Francisco, CA 94111. Cannell Capital LLC formerly held 17.4% of our Ordinary Shares. Based on information set forth on a Schedule 13G/A filed February 15, 2005 by Cannell Capital LLC.

      3. As of May 1, 2005 beneficial ownership consisted of 1,317,700 Ordinary Shares. Based on information provided by FMR Corp. on behalf of itself and Fidelity International Investments, Ltd. without further elaboration.

      4. Based on information set forth on a Schedule 13G, filed June 8, 2004, by Aura Investments Research & Development Ltd.

      13,197,699 of our Ordinary Shares (of which 13,046,255 are in CEDE account) constituting 90% of our Ordinary Shares are held by record holders located in the United States. 34 record holders are located in the United States. We have determined that in excess of 60% of our Ordinary Shares are beneficially owned by non-United States persons.

      During the period between December 31, 2001 and May 1, 2005 Clal Industries and Investments Ltd. has purchased 862,374 Ordinary Shares increasing its percentage ownership form 31.19% to its present 36.3%. Cannell Capital LLC first reported purchasing Ordinary Shares in 2002. Cannell's ownership on December 31, 2002 was reported at 2,383,800 Ordinary Shares (16.6%), increasing to 2,527,826 (17.4%) on December 31, 2003, but declining to 1,583,226 (10.8%) as of May 1, 2005. FMR Corp. first reported the purchase of Ordinary Shares in May 2005.

      Our major shareholders do not have voting rights that differ from those of our other shareholders.

B.    Related Party Transactions.

      Gil Weiser, a member of the Board of Directors, receives $2,200 per month to provide consulting services and serve as the Chairman of the Executive Committee of BBP, our indirectly wholly owned Swiss subsidiary. This consulting agreement expires each year in March, unless extended by the Audit Committee or unless previously terminated by either party upon thirty (30) days advanced written notice to the other. This agreement was approved by the Audit Committee, the Board of Directors and the shareholders and has been renewed for 2005.

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

Indemnification

      We previously undertook to undertake to indemnify in advance our directors and office holders for the breach of his or her duty of care to the fullest extent permitted by the Companies Law, and have entered into indemnification agreements with our directors.

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

Fees for members of the Board of Directors.

      Our members of the Board of Directors are entitled to compensation for their services to the Company. See Item 6B above.

C.    Interests of Experts and Counsel.

      Not applicable.

ITEM 8.     FINANCIAL INFORMATION.

A.    Consolidated Financial Statements and Other Financial Information.

      The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2002, 2003 and 2004, together with the report of the independent auditors thereon, are presented under Item 18 of this report:

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

      None

ITEM 9.     THE OFFER AND LISTING.

Market Price Information

      Our Ordinary Shares are quoted on The NASDAQ National Market under the symbol "FNDT". The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

                                HIGH          LOW
                                ----          ---

2000                            41.63        15.00
2001                            18.13         3.42
2002                             5.24         3.28
2003                             8.58         3.30
2004                             9.90         6.26

2003
First Quarter                    4.20         3.38
Second Quarter                   5.52         3.30
Third Quarter                    7.00         5.12
Fourth Quarter                   8.58         6.60


                                 HIGH         LOW
                                 ----         ---
2004
First Quarter                    9.90         7.17
Second Quarter                   7.97         7.01
Third Quarter                    8.08         6.26
Fourth Quarter                   8.76         6.44

2005
First Quarter                   10.97         8.09

                      Most recent six months
                      ---- ------ --- ------
November 2004                    7.99         6.70
December 2004                    8.76         7.87
January 2005                     8.92         8.09
February 2005                    9.97         9.05
March 2005                      10.97         9.71
April 2005                      10.13         9.88


      On May 2, 2005, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ National Market, was $10.01 per share. As of May 2, 2005, we had 50 shareholders of record. We believe that the number of beneficial owners of the Ordinary Shares is approximately 1,500.

      Since August 19, 2003, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange under the symbol "FNDT". The following table sets forth, for the periods indicated, the high and low closing sales prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.

                              HIGH          LOW
                              ----          ---
2003                        NIS 38.90    NIS 28.69
2004                            46.38        28.39

2003
Fourth Quarter              NIS 38.90    NIS 29.12

                              HIGH                   LOW
                              ----                   ---
2004
First Quarter               NIS 46.38             NIS 32.04
Second Quarter                  36.05                 32.15
Third Quarter                   36.01                 28.59
Fourth Quarter                  38.27                 28.71

                     Most recent six months
                     ---- ------ --- ------
November 2004               NIS 34.28             NIS 30.51
December 2004                   38.27                 33.53
January 2005                    38.79                 36.10
February 2005                   44.54                 38.23
March 2005                      47.66                 42.04
April 2005                      44.50                 42.65

      As of May 2, 2005, the exchange rate of the NIS to the U.S. Dollar was $1=NIS 4.372.

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

      The Companies Law provides that the acquisition of shares in a public company on the open market (i.e., from other shareholders of the company) must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the public company. The rule does not apply if there already is another 25% shareholder of the public company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the public company, unless there already is another 45% shareholder of the public company.

      If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the public company that acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders of the public company must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

      o     are regulated investment companies or real estate investment trusts;

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

      The maximum U.S. federal income tax rate on certain qualified dividends paid to non-corporate U.S. Holders through 2008 is currently 15% and subject to U.S. ordinary tax rates thereafter. This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the year the dividends are paid or in the prior year, or if certain holding period or other requirements are not met. See the discussion below under the heading "Passive Foreign Investment Company Status." U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to Ordinary Shares.

      U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the U.S. Holder's regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes; however, special rules will apply if we are a "United States-owned foreign corporation." In that case, distributions of current or accumulated earnings and profits will be treated as U.S.-source and foreign-source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a "United States-owned foreign corporation" as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. Israeli withholding taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder's U.S. federal income tax liability on such portion.

      Taxation of the Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in such Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Individual U.S. Holders currently are subject to a maximum rate of 15% on long-term capital gains for taxable years beginning on or before December 31, 2008 and generally subject to a maximum capital gain rate of 20% thereafter. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is allocated to U.S. source income. Under the income tax treaty between the United States and Israel (the "Tax Treaty"), gain derived from the sale, exchange or other disposition of ordinary shares by a holder who qualifies as a resident of the United States and is entitled to claim the benefits under the Tax Treaty, and who sells the ordinary shares within Israel, may be treated as foreign-source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

      Foreign Personal Holding Company Status. If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from our subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Ordinary Shares would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed. The foreign personal holding company rules have been repealed for taxable years beginning after December 31, 2004.

      Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of our stock, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex rules including the required inclusion by such 10% U.S. Holders in income of their pro rata share of our "Subpart F income" (as defined by the Code) and our earnings invested in "U.S. property" (as defined by
Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of our Ordinary Shares, gain from the sale or exchange of our Ordinary Shares by such 10% U.S. Holders is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. If we were a CFC, we would not be a passive foreign investment company, as discussed below, with regard to any such 10% U.S. Holder. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Passive Foreign Investment Company Status. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company treated as a corporation for U.S. Federal income tax purposes, U.S. or foreign, in which we are considered to own directly or indirectly 25% or more of the shares by value, is passive income, or (ii) the average value of our assets, including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value, in a taxable year that produce, or are held for the production of, passive income is at least 50%. As discussed below, we believe that we were not a PFIC for 2004.

      If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of Ordinary Shares (including gain deemed recognized if the Ordinary Shares are pledged as security for a loan) and upon receipt of certain distributions with respect to Ordinary Shares as if such income had been recognized ratably over the U.S. Holder's holding period for the Ordinary Shares. The U.S. Holder's income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our Ordinary Shares from decedents (other than certain nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent's basis, if lower.

      As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a "qualified electing fund" (a "QEF"), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder's adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

      As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on discussions with our advisors, we believe that we were not a passive foreign investment company for our tax year ended December 31, 2004. However, there can be no assurance that the Internal Revenue Service will not challenge this conclusion. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2005 or in subsequent years. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2005, 2004 or any earlier year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

      Although a U.S. Holder normally is not permitted to make a retroactive QEF election for a foreign corporation, a retroactive election may be made for a taxable year of the U.S. Holder (the "retroactive election year") if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed and complied with a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

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

      o the non-U.S. Holder is an individual who holds the Ordinary Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

      o the non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates or former long term residents.

Information Reporting and Back-up Withholding

      U.S. Holders other than exempt recipients such as corporations generally are subject to information reporting requirements with respect to dividends paid in the United States on Ordinary Shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on our Ordinary Shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

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

F.    Dividends and Paying Agents.

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

                                     PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

      Not Applicable

ITEM 15.    CONTROLS AND PROCEDURES.

      (a) Disclosure Controls and Procedures.

      Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us and our subsidiaries required to be disclosed in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

      (b)  Changes in Internal Control Over Financial Reporting

      There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

      Our Board of Directors has determined that the Company has at least one audit committee financial expert, Yaffa Krindel, serving on our Audit Committee. Ms. Krindel is also an independent director.

ITEM 16B.   CODE OF ETHICS

      The Company has adopted a written code of ethics that applies to all Company employees, including the Company's principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics was filed as an exhibit to our Form 20-F, for the year ended December 31, 2003.

      Our Code of Ethics is also posted on our website at http://www.fundtech.com or you may request a copy, at no cost, by writing to or telephoning us as follows:

            12 Ha'hilazon Street, 5th Floor
            Ramat-Gan, Israel
            -----------------
            Tel#. 011-972-3-611-6500

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

      In the annual meeting held on December 21, 2004, our shareholders re-appointed Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu to serve as our independent auditors for the 2004 fiscal year.

      Deloitte Touche Tohmatsu billed the following fees to us for professional services in each of the last two fiscal years:

                                       Year Ended December 31,
                                         2004          2003
                                         ----          ----

            Audit fees                 $164,600     $141,900
            Audit related fees           79,200           --
            Tax fees [a]                     --           --
            Other fees                    4,000        5,000
                                       --------     --------
            Total                      $247,800     $146,900
                                       ========     ========

      [a] Included in audit fees under a fixed fee arrangement.

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

ALL OTHER FEES

      In fiscal 2004, Other Fees included consulting with respect to applications for approved enterprise zone status in Israel.

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not Applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

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

      The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBIT
------    ----------------------

   1.1    Amended Memorandum of Association of Registrant(1)

   1.2    Amended and Restated Articles of Association of Registrant(1)

   2.1    Form of Ordinary Share Certificate(1)

   2.2    Form of Registration Rights(1)

   4.1 Fundtech Ltd. December 1997 Israeli Share Option Plan (English summary)(1)

   4.2    Fundtech Ltd. 1999 Employee Option Plan(3)

   4.3    Fundtech Ltd. Directors Option Plan(4)

   4.4 Employment Agreement between Reuven Ben Menachem and Fundtech Corporation, dated November 25, 1997(2)

   4.5    Lease Agreement for Cashtech's facility in Bombay, India*

   4.6 Lease Agreement relating to Fundtech's Facility in Ramat-Gan, Israel (English summary)(2)

   4.7    Lease Agreement relating to Fundtech's Facility in Norcross,
          Georgia(2)

   4.8 Lease Agreement relating to Fundtech's Facility in Jersey City, New Jersey(5)

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBIT
------    ----------------------

   4.9 Lease Agreement relating to Fundtech's Facility in Burlington, Massachusetts(5)

   8      Subsidiaries of Registrant*

  11      Code of Ethics(6)

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

  12.2 Certification of the Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*

  13.1 Certification of the Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*

  13.2 Certification of the Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*

  15.1    Consent of Brightman Almagor & Co.*


-----------------
(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form F-1, as amended, dated March 13, 1998, and incorporated herein by reference.

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

(6) Previously filed as an exhibit to the Registrant's Report on Form 20-F, dated June 29, 2004, and incorporated herein by reference.

*   Filed herewith.

                                  FUNDTECH LTD.
                                  -------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2004
                                -----------------

                                  FUNDTECH LTD.
                                  -------------

                        CONSOLIDATED FINANCIAL STATEMENTS



                                      INDEX


                                                                        Page
                                                                        ----

A. Report of Independent Registered Public Accounting Firm              F-1

B. Consolidated Financial Statements:

C. Balance Sheets as of December 31, 2004 and 2003                    F-2 - F-3

D. Statements of Operations for the years ended
   December 31, 2004, 2003 and 2002                                     F-4

E. Statements of Changes in Shareholders' Equity
   for the years ended December 31, 2004, 2003 and 2002               F-5 - F-6

F. Statements of Cash Flows for the years ended
   December 31, 2004, 2003 and 2002                                   F-7 - F-8

G. Notes to Financial Statements                                      F-9 - F-34

                                                REPORT OF INDEPENDENT REGISTERED
                                                PUBLIC ACCOUNTING FIRM



To the Shareholders of
Fundtech Ltd.


We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu


Tel Aviv, Israel
March 15, 2005


                                  FUNDTECH LTD.
                    CONSOLIDATED STATEMENTS OF BALANCE SHEET
                                 (In thousands)

                                                                                  December 31,
                                                                              ---------------------
                                                                              2 0 0 4       2 0 0 3
                                                                              -------       -------

ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                  $27,810       $28,900
   Marketable securities (Note 4)                                               8,620         9,028
   Trade receivables (net of allowance for doubtful accounts of $ 1,287
     and $ 2,366 at December 31, 2004 and 2003, respectively) (Note 5)         17,588        13,009
   Other accounts receivable and prepaid expenses                               1,765         1,936
                                                                              _______       _______

       Total current assets                                                    55,783        52,873
                                                                              -------       -------

LONG-TERM ASSETS
   Marketable securities (Note 4)                                               9,591         8,436
   Severance pay fund                                                             676           520
   Long-term trade receivables                                                      -         1,031
   Long-term deposits                                                             924           838
   Prepaid Expenses                                                             1,352            22
   Property and equipment, net (Note 6)                                         8,204         6,375
   Other assets, net (Note 7)                                                  22,351        19,465
                                                                              _______       _______

      Total long-term assets                                                   43,098        36,687
                                                                              -------       -------

Total Assets                                                                  $98,881       $89,560
                                                                              =======       =======


      The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                    CONSOLIDATED STATEMENTS OF BALANCE SHEET
                                 (In thousands)
                        (except share and per share data)

                                                                             December 31,
                                                                      -------------------------
                                                                       2 0 0 4          2 0 0 3
                                                                      ---------        --------

      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Trade payables                                                     $   1,896        $     932
   Deferred revenues                                                      8,204            5,112
   Accrued restructuring expenses (Note 9b)                                 445              581
   Employees and payroll accruals                                         2,673            2,015
   Other accounts payable and accrued expenses (Note 8)                   4,648            3,050
                                                                      _________        _________

      Total current liabilities                                          17,866           11,690
                                                                      ---------        ---------

LONG-TERM LIABILITIES
   Accrued severance pay                                                    751              586
   Accrued restructuring expenses (Note 9b)                                 281              750
   Other long term liabilities                                              178                -
                                                                      _________        _________

      Total long-term liabilities                                         1,210            1,336
                                                                      ---------        ---------
                                                                      _________        _________

      Total liabilities                                                  19,076           13,026
                                                                      ---------        ---------

COMMITMENTS AND CONTINGENCIES (Note 10)

SHAREHOLDERS' EQUITY (Note 11)
   Share capital:
   Ordinary shares of NIS 0.01 par value: Authorized:
     30,000,000 and 19,949,998  shares as of
     December 31, 2004 and 2003 respectively ;
     Issued and outstanding: 14,655,942 and 14,527,871
       shares as of December 31, 2004 and 2003, respectively                 43               43
   Additional paid-in capital                                           141,274          140,730
   Accumulated other comprehensive income (loss)                             80             (180)
   Accumulated deficit                                                  (61,504)         (63,971)
                                                                      _________        _________

                                                                         79,893           76,622

   Treasury shares at cost, 21,500 shares as of December
     31, 2004 and 2003                                                      (88)             (88)
                                                                      _________        _________

      Total shareholders' equity                                         79,805           76,534
                                                                      _________        _________

Total Liabilities and shareholders equity                             $  98,881        $  89,560
                                                                      =========        =========

The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
               CONSOLIDATED STATEMENTS OF STATEMENTS OF OPERATIONS
                                 (In thousands)
                        (except share and per share data)

                                                                        Year ended December 31,
                                                                ---------------------------------------
                                                                 2 0 0 4         2 0 0 3        2 0 0 2
                                                                ---------       --------       --------

Revenues (Note 2j)

   Software license fees                                        $ 16,395        $ 13,236       $ 10,068
   Maintenance and services fees                                  41,827          34,011         29,355
   Hardware sales                                                    315             367            405
                                                                ________        ________       ________

     Total revenues                                               58,537          47,614         39,828
                                                                --------        --------       --------
Operating Expenses

   Software license costs                                            626             493            703
   Amortization of capitalized software
   development costs                                               1,576           1,574          1,182
   Amortization of other acquired intangibles assets                 966             940            911
   Maintenance and services costs                                 23,001          17,903         17,612
   Hardware costs                                                    266             306            317
   Research and development                                       11,171           9,690         14,525
   Selling and marketing, net (Note 15a)                          11,462          10,348         10,788
   General and administrative                                      7,254           6,678          7,230
   Restructuring expenses (Note 9a)                                    -               -          3,252
                                                                ________        ________       ________

     Total operating expenses                                     56,322          47,932         56,520
                                                                --------        --------       --------
                                                                ________        ________       ________

   Operating income (loss)                                         2,215            (318)       (16,692)
   Impairment and realized losses on
     available-for-sale marketable securities                          -               -           (281)
   Financial income, net (Note 15b)                                  727             671            691
                                                                ________        ________       ________

   Income (loss) before income taxes                               2,942             353        (16,282)

   Income taxes                                                     (475)           (286)          (365)
                                                                ________        ________       ________

   Net income (loss)                                            $  2,467        $     67       $(16,647)
                                                                ========        ========       ========

     Basic earnings (loss) per share (Note 12)                  $   0.17        $      -       $  (1.16)
                                                                ========        ========       ========

     Diluted earnings (loss) per share (Note 12)                $   0.16        $      -       $  (1.16)
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


                                  FUNDTECH LTD.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (In thousands)
                               (except share data)


                                   Ordinary shares             Deferred shares     Additional
                                ---------------------          ----------------      paid-in     Treasury
                                Shares         Amount          Shares    Amount      capital      shares
                                ------         ------          ------    ------    ----------    --------

Balance as of
  January 1, 2002             14,278,096      $     43         50,002    (*)$   -   $139,708    $       -
Exercise of stock
  options                         64,856             -              -           -        143            -
Purchase of
  treasury shares                (21,500)            -              -           -          -          (88)
Foreign currency
  translation adjustments              -             -              -           -          -            -
Net loss                               -             -              -           -          -            -
                            ____________      ________      _________     ________   _______    _________

  Total comprehensive
   loss

Balance as of
  December 31, 2002           14,321,452            43         50,002    (*)    -    139,851          (88)
Exercise of stock
  options                        206,419             -              -           -        879            -
Cancellation of
  deferred shares                      -             -        (50,002)   (*)    -          -            -
Foreign currency
  translation adjustments              -             -              -           -          -            -
Net income                             -             -              -           -          -            -
                            ____________      ________      _________     ________    ________  _________
  Total comprehensive
    loss

Balance as of
  December 31, 2003           14,527,871            43              -           -    140,730          (88)
Exercise of stock
  options                        128,071             -              -           -        544            -
Foreign currency
  translation adjustments              -             -              -           -          -            -
Net income                             -             -              -           -          -            -
                            ____________      ________      _________     ________    ________  _________

  Total comprehensive
    income

Balance as of
  December 31, 2004           14,655,942      $     43              -     $      -    $141,274  $     (88)
                            ============      ========     ==========     ========    ========  =========

(*) Represents an amount lower than $ 1.


The accompanying notes are an integral part of the consolidated financial statements. (except share data)

                                                                                                (Continued)



                                  FUNDTECH LTD.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (In thousands)
                               (except share data)
                                  (Continued)


                                       Accumulated
                                          other                                     Total             Total
                                      comprehensive         Accumulated         comprehensive      shareholders'
                                      Income (loss)           deficit           Income (Loss)         equity
                                      -------------         -----------         -------------      -------------

Balance as of
  January 1, 2002                      $  (1,140)           $ (47,391)                             $  91,220
Exercise of stock
  options                                      -                    -                                    143
Purchase of
  treasury shares                              -                    -                                    (88)
Foreign currency
  translation adjustments                    538                    -              $    538              538
Net loss                                       -              (16,647)              (16,647)         (16,647)
                                       _________             ________              ________        _________

  Total comprehensive
   loss                                                                            $(16,109)
                                                                                   ========
Balance as of
  December 31, 2002                         (602)             (64,038)                                75,166
Exercise of stock
  options                                      -                    -                                    879
Cancellation of
  deferred shares                              -                    -                                (*)   -
Foreign currency
  translation adjustments                    422                    -              $    422              422
Net income                                     -                   67                    67               67
                                       _________             ________              ________        _________
  Total comprehensive
    income                                                                         $    489
                                                                                   ========
Balance as of
  December 31, 2003                         (180)             (63,971)                                76,534
Exercise of stock
  options                                      -                    -                     -              544
Foreign currency
  translation adjustments                    260                    -              $    260              260
Net income                                     -                2,467                 2,467            2,467
                                       _________             ________              ________        _________

  Total comprehensive
    income                                                                         $  2,727
                                                                                   ========
Balance as of
  December 31, 2004                    $      80            $ (61,504)                             $  79,805
                                       =========            =========                              =========


(*) Represents an amount lower than $ 1.



The accompanying notes are an integral part of the consolidated financial statements. (except share data)


                                  FUNDTECH LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                             Year ended December 31,
                                                                    ----------------------------------------
                                                                     2 0 0 4         2 0 0 3         2 0 0 2
                                                                    ---------       ---------       --------

Cash flows from operating activities:
-------------------------------------

  Net income (loss)                                                 $  2,467        $     67        $(16,647)
  Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating activities
   (Appendix A):                                                       5,182           4,462          14,987
                                                                    ________        ________        ________

     Net cash provided by (used in) operating activities               7,649           4,529          (1,660)
                                                                    --------        --------        --------

Cash flows from investing activities:
-------------------------------------

  Investments in available-for-sale (in 2002) and
    held-to-maturity (in 2003 and 2004) marketable securities        (12,633)         (8,369)        (15,729)
  Proceeds from sale of available-for-sale (in
   2002) and held-to-maturity (in 2003 and in 2004)
   marketable securities                                              11,714           6,822           5,181
  Acquisition of subsidiaries, net of cash acquired
    (Appendix B)                                                      (4,311)              -               -
  Reduction (Increase) in Long-term lease deposits                       (86)            167            (365)
  Purchase of property and equipment                                  (4,318)         (2,108)         (1,298)
  Proceeds from sale of property and equipment                            24               6              60
                                                                    ________        ________        ________

     Net cash used in investing activities                            (9,610)         (3,482)        (12,151)
                                                                    --------        --------        --------

Cash flows from financing activities:
-------------------------------------

  Proceeds from exercise of stock options, net                           544             879             143
  Increase in other long-term liabilities                                (82)              -               -
  Purchase of treasury shares                                              -               -             (88)
                                                                    ________        ________        ________

     Net cash provided by financing activities                           462             879              55
                                                                    --------        --------        --------
Effect of exchange rate on cash and cash equivalents                     409             403             404
----------------------------------------------------                ________        ________        ________

  Increase (decrease) in cash and cash equivalents                    (1,090)          2,329         (13,352)
  Cash and cash equivalents at the beginning of the year              28,900          26,571          39,923
                                                                    ________        ________        ________

  Cash and cash equivalents at the end of the year                  $ 27,810        $ 28,900        $ 26,571
                                                                    ========        ========        ========

Supplemental disclosure of cash flows activities:
-------------------------------------------------

  Cash paid during the year for:
   Interest                                                         $     24        $     56        $    123
                                                                    ========        ========        ========
   Income taxes                                                     $    566        $    149        $    287
                                                                    ========        ========        ========

The accompanying notes are an integral part of the consolidated financial statements.


                                  FUNDTECH LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                      Year ended December 31,
                                                                ----------------------------------
                                                                2 0 0 4      2 0 0 3        2 0 0 2
                                                                -------      --------      --------

 Appendix A - Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

   Depreciation and amortization                                 5,333       $  5,656      $  5,580
   Impairment and realized losses on available for
    sale marketable securities                                       -              -           281
   Deferred income taxes, net                                        -              -           109
   Decrease (increase) in trade receivables and
     long-term Trade receivables, net                           (2,863)           921         6,072
   Decrease (increase) in other accounts
    receivable and prepaid expenses                               (725)          (615)           52
   Increase ( Decrease ) in trade payables                         717           (300)       (1,059)
   Increase  in deferred revenues, employees and
    payroll accruals and other accounts payable
    and accrued expenses                                         3,150            112         2,609
   Increase (decrease) in accrued restructuring
    expenses                                                      (605)        (1,371)        1,540
   Accrued severance pay, net                                        9             13           (40)
   Accrued interest on marketable securities                       172              8          (196)
   Other                                                            (6)            38            39
                                                              ________       ________      ________

                                                              $  5,182       $  4,462      $ 14,987
                                                              ========       ========      ========

Appendix B - Acquisition of subsidiaries, net of cash acquired: (see note 3)

   Working capital deficiency, excluding cash
    and cash equivalents                                      $ (1,394)             -             -
   Long term deposits                                              103              -             -
   Property and equipment                                          174              -             -
   Developed technology                                            873              -             -
   Goodwill                                                      4,555              -             -
                                                              ________       ________      ________

                                                              $  4,311       $      -      $      -
                                                              ========       ========      ========


The accompanying notes are an integral part of the consolidated financial statements.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)

NOTE 1   -GENERAL OVERVIEW

          a. Fundtech Ltd, an Israeli corporation and its subsidiaries ("the Company"), is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling banks and their customers to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet based systems automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time.

              The Company sells and supports its products mainly in the United States and Europe.

              The Company operates in three business segments: Cash Management, Payments and its Swiss subsidiary, Biveroni Batschelet Partners AG and its subsidiary ("BBP").

              The Company's cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company's payment solutions automate all aspects of the funds transfer, including foreign exchange, compliance, settlement and customer notification process, enabling straight-through-processing (STP) of transactions. BBP develops, implements, maintains and operates systems for the automated processing and transport of data in the finance industry, primarily over the SWIFT Network. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections.


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

          a. Use of estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b. Financial statements in U.S. dollars

               The majority of the revenues of Fundtech Ltd. and its subsidiaries is generated in U.S. dollars ("dollar" or "dollars"). In addition, substantial portions of the Company's costs are incurred in dollars. The Company believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 2   -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of foreign subsidiaries, whose functional currency is not the dollar, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

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

               As of December 31, 2004 and 2003 all marketable securities are designated as held-to-maturity and, accordingly, are stated at amortized cost. Interest income including the amortization of premium and discount are included in the consolidated statement of operations.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 2-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          f. Property and equipment

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the shorter of the lease period or the estimated useful lives of the assets, at the following annual rates:

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

          h. Acquisition-related intangible assets

               The Company accounts for its business combinations in accordance with SFAS No. 141 "Business Combinations" ("SFAS 141") and the related acquired intangible assets and goodwill in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

               Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including developed software products, distribution rights and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives of three to five years for developed software products and distribution rights, and seven years for trade-names.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 2-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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


          j.   Revenue recognition

               The Company generates revenues from licensing the rights to use its software products directly to end-users, and sales of professional services, including consulting, implementation and training. The Company also provides hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

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

               The Company generally does not grant right-of-return to its customers. The Company generally provides a warranty period for three months at no extra charge. As of December 31, 2004 and 2003, the provision for warranty cost is immaterial.

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

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 2-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

               Severance expenses for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $ 216, $ 177 and $ 138, respectively.


          l. Concentration of credit risks

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and long-term trade receivables. The Company's cash, cash equivalents and marketable securities are maintained with high-quality institutions, and the composition and maturities of investments are regularly monitored by management. Generally, these securities and deposits are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk.
               The Company's marketable securities include corporate bonds and notes, Euro dollar bonds and asset-backed securities.
               The trade receivables and long-term trade receivables of the Company include banks and large financial institutions. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers (see
               Note 5).

               The Company has no off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 2-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)


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

               In 2004, 2003 and 2002, certain outstanding stock options and warrants have been excluded from the calculation of the diluted earnings per ordinary share because of the anti-dilutive effect. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings(loss) per share were 557,175, 442,250 and 313,700 for the years ended December 31, 2004, 2003 and 2002, respectively (see Note 12).


          n. Stock-based compensation

               The Company accounts for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options. See below for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No.123"), as amended by SFAS 148.

               Pro forma Loss Per Share According to SFAS 123 and SFAS 148:

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 2-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black & Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2004, 2003 and 2002 (all in weighted averages):

                                                   2004        2003       2002
                                                   ----        ----       ----

              Risk-free interest rate              3.24%       2.69%      3.78%
              Expected life of options            4 year      4 year     4 year
              Expected volatility                  66.5%        64%        64%
              Expected dividend yield              none        none       none

               Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2004, 2003 and 2002 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:


                                                                   2 0 0 4          2 0 0 3          2 0 0 2
                                                                 -----------       ---------        ----------

B. Pro forma net income (loss)

Net income (loss) for the year, as reported                      $     2,467       $      67        $  (16,647)

Deduct - stock-based compensation determined under  APB-25

Add - stock-based compensation determined under
    SFAS 123                                                          (1,610)         (3,151)           (4,390)
                                                                 ___________       _________        __________

Pro forma net income (loss)                                      $       857       $  (3,084)       $  (21,037)
                                                                 ===========       =========        ==========

C.

Pro forma basic earnings (loss) per share                        $      0.06       $   (0.21)       $    (1.47)
                                                                 ===========       =========        ==========

Pro forma diluted earnings (loss) per share                      $      0.06       $   (0.21)       $    (1.47)
                                                                 ===========       =========        ==========

Basic earnings (loss) per share as reported                      $      0.17       $       -        $    (1.16)
                                                                 ===========       =========        ==========

Diluted earnings (loss) per share as reported                    $      0.16       $       -        $    (1.16)
                                                                 ===========       =========        ==========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 2-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

               The fair value of marketable securities is based on quoted market price (see Note 4).


          p. Impact of recently issued accounting standards

              SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" - In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payments" ("SFAS 123(R)"). This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for Stock Issued Employees" and its authoritative interpretations.

              SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

              SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period).

              The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 2-     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          p. Impact of recently issued accounting standards (Cont.)

              The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

              Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company's future financial position and results of operations in accordance with U.S. GAAP. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

              The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption in not expected to have a material effect on the Company's financial position and results of operations.

               SFAS 153, EXCHANGE OF NON-MONETARY ASSETS - In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 3-     RECENT ACQUISITIONS

         a. In November 2004, the Company acquired all outstanding shares of India-based Cashtech Solutions India Private Limited ("Cashtech") a leading provider of cash management software and services throughout Southeast Asia for an aggregate purchase price of approximately $3,759. Cashtech's products are targeted to large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. Cashtech has sales offices in Singapore and Tokyo.

              The acquisition of Cashtech will enhance the Company's cash management product line with products that are well suited for non-US markets, as well as extend the Company's geographic coverage into the Asia Pacific market.

              Under the terms of the acquisition agreement, Fundtech will pay an additional amount of up to $3.7 million in cash over the next three years, contingent upon the financial performance of Cashtech. As of December 31, 2004, no performance milestones have been yet achieved.

              This acquisition was accounted for in accordance with SFAS No.141 and SFAS No. 142, and the financial results of Cashtech have been included in the Company's financial statements beginning on the acquisition date.

              The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to know-how and goodwill. The purchase price attributed to know-how is being amortized over its estimated useful lives, which is 5 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment test.

              The allocation of fair value is as follows:

                      Working capital deficiency,               $  (456)
                      Long term deposits                             95
                      Property and equipment                        153
                      Know-how                                      873
                      Goodwill                                    3,094
                                                                _______

                                                                $ 3,759
                                                                =======

              The following unaudited pro forma summary presents information as if the acquisition of Cashtech occurred at the beginning of the periods 2003 and 2004. The pro forma information, which is provided for information purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 3   -RECENT ACQUISITIONS (Cont.)

                                                         Year ended December 31,
                                                         -----------------------
                                                           2 0 0 4     2 0 0 3
                                                         ----------   ---------
                  Revenue                                  $ 61,516    $ 51,641
                  Net income (loss)                        $  1,634    $    238
                  Basic earnings (loss) per share          $   0.11    $   0.02
                  Diluted earnings (loss) per share        $   0.11    $   0.02

          b. In October 2004, the Company acquired through BBP all outstanding shares of Datasphere S.A. ("Datasphere"), a Swiss provider of interbank clearing and securities settlement systems in Europe based in Geneva for an aggregate purchase price of $973. This includes $200 paid in cash directly to the shareholders, $746 that was transferred to fund the working capital of Datasphere and $27 of acquisition costs. The acquisition will allow the Company to expand its product line to support mainframe-systems as well as expand its geographic reach to southern Europe.

              This acquisition was accounted for in accordance with SFAS No.141 and SFAS No. 142, and the financial results of Datasphere have been included in the Company's financial statements beginning on the acquisition date.

              The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to goodwill. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is no longer amortized, but rather is subject to periodic impairment test.

              The allocation of fair value is as follows:

                 Working capital deficiency                         $  (517)
                 Long term deposits                                       8
                 Property and equipment                                  21
                 Goodwill                                             1,461
                                                                    _______

                                                                    $   973
                                                                    =======


                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 4-     MARKETABLE SECURITIES

            A.   Short-term investments                   December 31,
                                                    ------------------------
                                                    2 0 0 4          2 0 0 3
                                                    -------          -------

                 Held to maturity -
                   Corporate bonds                  $3,893           $4,668
                   Corporate notes                     553              412
                   Euro-dollar bonds                 1,024            3,948
                   Federal Agency                    1,004                -
                   Asset backed securities           2,146                -
                                                    ______           ______

                                                    $8,620           $9,028
                                                    ======           ======

                 Fair value                         $8,570           $8,964
                                                    ======           ======


          B.     Long-term investments                     December 31,
                                                     ------------------------
                                                     2 0 0 4         2 0 0 3
                                                     -------         -------

                 Held to maturity -
                   Corporate bonds                  $2,664           $4,071
                   Corporate notes                       -              569
                   Euro-dollar bonds                     -            1,588
                   Federal Agency                    6,927                -
                   Asset backed securities               -            2,208
                                                    ______           ______

                                                    $9,591            8,436
                                                    ======           ======

                 Fair value                         $9,481           $8,419
                                                    ======           ======

        As of December 31, 2004 all long-term investments mature in 2006.


                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 5-     TRADE RECEIVABLES

                                                                                        December 31,
                                                                                     --------------------
                                                                                     2 0 0 4      2 0 0 3
                                                                                     -------      -------

          Accounts receivable, net of allowance for doubtful accounts               $ 11,301     $  9,731
          Unbilled receivables, net of allowance for doubtful accounts              $  6,287        3,278
                                                                                    ________     ________

                                                                                    $ 17,588     $ 13,009
                                                                                    ========     ========

      Management's assessment for uncertainties of outstanding debt collectibility resulted in doubtful accounts expenses of $269, $350 and $
      1,335 in the Statements of Operations for 2004, 2003 and 2002, respectively


NOTE 6-     PROPERTY AND EQUIPMENT, NET
                                                                                         December 31,
                                                                                     --------------------
                                                                                     2 0 0 4     2 0 0 3
                                                                                     -------     --------
          Cost:
             Office furniture and equipment                                         $  2,521     $  2,296
             Computers and software                                                   19,379       18,407
             Motor vehicles                                                              288          222
             Leasehold improvements                                                    2,185        1,583
                                                                                    ________     ________

                                                                                      24,373       22,508

             Accumulated depreciation                                                 16,169       16,133
                                                                                    ________     ________

                  Net book value                                                    $  8,204     $  6,375
                                                                                    ========     ========


NOTE 7-     OTHER ASSETS, NET
                                                                                         December 31,
                                                                                     --------------------
                                                                                     2 0 0 4      2 0 0 3
                                                                                     -------      -------

          Acquisition-related intangible assets
          -------------------------------------
          Cost:
             Goodwill                                                               $ 19,346     $ 14,791
             Developed technology and know-how                                         5,114        4,241
             Customer base                                                             3,461        3,461
             Other intangible assets                                                      58           58
                                                                                    ________     ________

                                                                                      27,979       22,551
          Accumulated amortization                                                    (9,172)      (8,206)
                                                                                    ________     ________

                                                                                      18,807       14,345
                                                                                    --------     --------

          Capitalized software development costs
          --------------------------------------
          Cost                                                                         7,876        7,876
             Accumulated amortization                                                 (4,332)      (2,756)
                                                                                    ________     ________

                                                                                       3,544        5,120
                                                                                    --------     --------
                                                                                    ________     ________

             Net book value                                                         $ 22,351     $ 19,465
                                                                                    ========     ========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 8-     OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                        December 31,
                                                    ---------------------
                                                    2 0 0 4       2 0 0 3
                                                    -------       -------

            Accrued expenses                        $3,803        $2,176
            Government authorities                     809           705
            Other                                       36           169
                                                    ______        ______

                                                    $4,648        $3,050
                                                    ======        ======

NOTE 9-     RESTRUCTURING EXPENSES

          Prior years restructuring plans

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


        a. Restructuring expenses:
                                                    Year ended December 31,
                                                -------------------------------
                                                2 0 0 4       2 0 0 3    2 0 0 2
                                                -------       -------    -------

           Employee termination benefits
            and related costs                   $    -        $    -     $1,458
           Facility closures and related costs       -             -      1,794
                                                ______        ______     ______

                                                $    -        $    -     $3,252
                                                ======        ======     ======

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 9-     RESTRUCTURING EXPENSES (Cont.)

          b. The following table summarizes the restructuring accruals status as of December 31, 2004:

                                                   Facility
                                   Employee        closures
                               termination and    and related
                                 related costs      costs          Total
                                 -------------    -----------      -----

           Original Accrual         $2,248           $3,307        $5,555

           Paid in Cash
            During 2001                628              513         1,141
            During 2002                900              812         1,712
            During 2003                720              651         1,371
            During 2004                  -              605           605
                                    ______           ______        ______

           Total                     2,248            2,581         4,829
                                    ------           ------        ------
                                    ______           ______        ______

          Net Balance as of
           December 31, 2004        $    -           $  726        $  726
                                    ======           ======        ======

          Net Balance as of
           December 31, 2003        $    -           $1,331        $1,331
                                    ======           ======        ======


NOTE 10-    COMMITMENTS AND CONTINGENCIES

          a.   Lease commitments

               The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2014. The minimum lease commitments under non-cancelable operating leases are as follows:

              Year ended December 31,
              -----------------------

              2005                                          $  2,050
              2006                                             1,660
              2007                                             1,435
              2008                                             1,393
              2009-2014                                        4,222
                                                            ________

                                                              10,760
              Less - sublease rentals                           (117)
                                                            ________
                                                            $ 10,643
                                                            ========

               The above minimum lease commitments include amounts previously accrued under the Company's restructuring plans (see also Note
               9b).

               Total facilities lease expenses for the years ended December 31, 2004, 2003 and 2002, were approximately $1,771, $1,905 and $1,982
               (net of sublease rentals incurred of $175, $99, and $31), respectively.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


          b.   Guarantees:

               1. The Company has obtained a bank guarantee of $45 in connection with the Company's facilities operating lease agreement in Israel.

               2. The Company has obtained a bank guarantee of $442 for BBP as required by Swiss Law.

NOTE 11-    SHAREHOLDERS' EQUITY

          a. The Ordinary Shares of the Company are traded on the NASDAQ National Market. Since August 19, 2003 the shares of the company are also traded on Tel-Aviv Stock Exchange market.

          b. The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

          c.   Treasury shares:

               On February 21, 2002, the Company's Board of Directors authorized to purchase up to one million Ordinary Shares of the Company from time to time on the open market. By December 31, 2004, the Company had purchased a total of 21,500 shares.

          d.   Stock options:

               1. Under the Company's 1998 Directors' Stock Option Plan and the 1999 Employee Stock Option Plan, as amended by the Shareholders on December 31, 2004, (collectively - the "Plans"), up to 3,592,815 options will reserved for grants to employees and directors of the Company.

               2. Pursuant to the Plans, as of December 31, 2004, an aggregate of 1,052,931 options of the Company are still available for future grants.

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

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 11-    SHAREHOLDERS' EQUITY (Cont.)

          e. A summary of the Company's option activity under the Plans is as follows:


                                                                   Year ended December 31,
                                  ----------------------------------------------------------------------------------------
                                            2 0 0 4                        2 0 0 3                      2 0 0 2
                                  ----------------------------    --------------------------    --------------------------

                                                     Weighted                       Weighted                      Weighted
                                                     average                        average                       Average
                                     Number          exercise        Number         exercise      Number          Exercise
                                   of options         price        of options        price      of options         Price
                                   ----------       ---------      ----------      --------     ----------      ---------

Outstanding at January 1            2,114,087       $   5.56         564,455       $   6.68      1,363,843      $   14.85
   Granted                            270,350           8.20         913,025           6.35        500,800           3.84
   Option exchange program                  -                        969,311           4.02     (1,025,700)         15.65
   Exercised                         (128,071)          4.11        (206,419)          3.92        (64,856)          3.33

   Forfeited/cancelled                (60,141)         16.91        (126,285)          7.06       (209,632)         10.23
                                  ___________                    ___________                   ___________

Outstanding at December 31          2,196,225       $   5.65       2,114,087       $   5.56        564,455      $    6.68
                                  ===========                    ===========                   ===========

Exercisable options at
    December 31                     1,275,563       $   4.76       1,069,421       $   5.27        241,921      $   10.43
                                  ===========                    ===========                   ===========

          The options outstanding as of December 31, 2004, have been separated into ranges of exercise price, as follows.


                       Options           Weighted                     Options
                     Outstanding         Average       Weighted      Exercisable      Weighted
Ranges of               as of           Remaining       Average        as of          Average
Exercise             December 31,      Contractual     Exercise      December 31,     Exercise
Price                   2004           Life (years)     Price           2004           Price
-----------          -----------       ------------    --------      -----------      --------

$3.55-5.00            1,204,075            7.2        $    4.00       1,030,696       $  4.04
$5.79-8.53              866,100            8.9        $    7.21         193,117       $  6.29
$8.70-9.35               87,800            9.7        $    8.89          13,500       $  8.87
$13.25-15.25             38,250            1.6        $   14.88          38,250       $ 14.88
                      _________                                       _________

                      2,196,225            7.9        $    5.65       1,275,563       $  4.76
                      =========                                       =========

          All options granted during 2004, 2003 and 2002 were at an exercise price that is equal to the fair value of the stock at the grant date.

          f.   Dividends

               In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 12-    NET EARNINGS (LOSS) PER SHARE

      The following table sets forth the computation of historical basic and diluted net earnings (loss) per share:


                                                                          Year ended December 31,
                                                             ------------------------------------------------
                                                                2 0 0 4          2 0 0 3            2 0 0 2
                                                             ------------      ------------      ------------
Numerator:
  Net income (loss)                                          $      2,467      $         67      $    (16,647)
                                                             ============      ============       ===========

Numerator for basic earnings (loss) per share -
    income (loss) available to Ordinary
    shareholders                                             $      2,467      $         67      $    (16,647)
                                                             ============      ============       ===========

Numerator for diluted net earnings (loss) per
    share - income (loss) available to Ordinary
    shareholders after assumed exercises                     $      2,467      $         67      $    (16,647)
                                                             ============      ============       ===========


Denominator:                                                                  Number of shares
                                                             ------------------------------------------------
  Denominator for basic net earnings (loss) per
    share - weighted - average shares                          14,590,310        14,426,655        14,290,317
                                                             ____________      ____________       ___________

  Effect of dilutive securities:
    Employee stock options                                        679,853           410,813        (*)      -
                                                             ____________      ____________       ___________

Dilutive potential Ordinary Shares                                679,853           410,813        (*)      -
                                                             ============      ============       ===========

Denominator for diluted net earnings (loss)
  per share                                                    15,270,163        14,837,468        14,290,317
                                                             ============      ============       ===========

      (*)   Antidilutive.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 13-    INCOME TAXES

          a. Measurement of taxable income under the Israeli Income Tax Law (Inflationary Adjustments), 1985

               The Company is assessed for tax purposes on an unconsolidated basis. Fundtech Ltd. is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index ("CPI"). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

          b. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959

               The Company has been granted in November 1995 the status of an "Approved Enterprise", under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") and the Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional eight years. The Company completed its investment according to certain of its first program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and will be subject to the reduced tax rates for eight years ending in 2005 (subject to an adjustment based upon the foreign investors' ownership of the Company). In 1998, the Company received approval for its first expansion program. In 2000, the Company received approval for its second expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income was derived. In July 2004 the company received approval for its third expansion program. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

               The tax-exempt profits that will be earned by the Company's "Approved Enterprise" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2004, retained earnings included approximately $4,312 in tax exempt income earned by the Company's "Approved Enterprise". The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise").

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

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 13-    INCOME TAXES (Cont.)

               Income not eligible for "Approval Enterprise" benefits mentioned above is taxed at the regular rate of 35%. The regular Company Tax rate is to be gradually reduced to 30% until 2007 (34% in 2005, 32% in 2006 and 30% in 2007).

          c.   Net operating losses carryforwards

               As of December 31, 2004, the Company had approximately $26,504 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

               As of December 31, 2004, Fundtech Corporation had a U.S. federal net operating loss carryforward of approximately $51,184 that can be carried forward and offset against taxable income for 10-15 years and begin to expire in 2010 through 2017. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          d.   Deferred income taxes

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

               Significant components of the Company and its subsidiaries assets are as follows.


                                                                     December 31,
                                                                 --------------------
                                                                  2 0 0 4    2 0 0 3
                                                                 --------    --------
               Deferred tax assets:
                U.S. net operating loss carryforwards            $ 20,474    $ 20,884
                Israel net operating loss carryforwards             2,650       1,071
                Other reserve and allowances                        5,340       6,693
                                                                 ________    ________
               Total deferred tax assets before valuation
                allowance                                          28,464      29,648
               Valuation allowance                                (28,464)    (29,648)

               Balance at the end of the year (all foreign)      $      -    $      -
                                                                 ========    ========
               Deferred tax liabilities:
               Deferred taxes due to assets acquired and
               liabilities assumed (all foreign)                 $      -    $      -
                                                                 ========    ========

               As of December 31, 2004, the Company and its subsidiaries have provided valuation allowances of approximately $28,464 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 13-    INCOME TAXES (Cont.)

          e.   Tax assessments

               The Company received final tax assessments through the tax year ended December 31, 1999. The subsidiaries of the Company have not been assessed for income tax purposes since incorporation.

          f. Composition of income tax expenses


                                                          Year ended December 31,
                                                      ------------------------------
                                                      2 0 0 4     2 0 0 3    2 0 0 2
                                                      -------     -------    -------
              Income (loss) before taxes on income:

              Domestic                                $(2,490)    $(1,863)   $ (2,205)
              Foreign                                   5,432       2,216     (14,077)
                                                      -------     -------    --------

                                                      $ 2,942     $   353    $(16,282)
                                                      =======     =======    ========


              Income tax provision (benefit) :

              Current:
                 Domestic                             $  119      $   99     $     51
                 Foreign                                 356         187          205
                                                      ______      ______     ________

                                                         475         286          256
                                                      ------      ------     --------
              Deferred:
                 Domestic                                  -           -            -
                 Foreign                                   -           -          109
                                                      ______      ______     ________

                                                           -           -          109
                                                      ______      ______     ________

                                                      $  475      $  286     $    365
                                                      ======      ======     ========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 13-    INCOME TAXES (Cont.)

          g.   Theoretical taxes

               The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:


                                                                             Year ended December 31,
                                                                    ---------------------------------------
                                                                     2 0 0 4         2 0 0 3        2 0 0 2
                                                                    --------        --------       --------

               Income (loss) before taxes on income                 $  2,942        $    353       $(16,282)
                                                                    ========        ========       ========

               Theoretical tax on the above amount                  $  1,030        $    127       $ (5,862)

               Tax benefit arising from "Approved Enterprise"            968           1,607            396

               Increase (decrease) in valuation allowance             (1,184)           (130)         6,071

               Adjustments arising from differences
                  in the basis of measurement for
                  tax purposes and for financial
                  reporting purposes                                    (236)         (1,414)             -

               Other, net                                               (103)             96           (240)
                                                                    ________        ________       ________

                                                                    $    475        $    286       $    365
                                                                    ========        ========       ========

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 14-    OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

               a. The Company evaluates its business activities in accordance with the provisions of SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information". The Company aligned itself into three operating business segments: Cash Management, Payments and BBP.

               The Company's cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company's payments solutions automate all aspects of the funds transfer, including foreign exchange, compliance, settlement and customer notification process, enabling straight-through-processing (STP) of payments. BBP develops, implements, maintains and operates systems for the automated processing and transport of data in the finance industry, primarily over the S.W.I.F.T. Network. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections. The Company's chief operating decision makers evaluate performance of each segment based on income (loss) from operations before restructuring expenses, interest expense and income taxes.

               The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance.


               The following table sets forth the Company's revenue and operating income (loss) from all reportable segments:

                                                   Year ended December 31,
                                               ------------------------------
                                                2 0 0 4   2 0 0 3     2 0 0 2
                                                -------   -------     -------

               Cash Management:
               ----------------
                  Revenues                     $ 13,416   $ 11,365    $  8,098
                  Operating income (loss)      $    201   $  1,249    $ (2,844)

               Payments:
               ---------
                  Revenues                     $ 33,870   $ 26,972    $  24,214
                  Operating income (loss)      $  8,229   $  4,827    $ (2,681)

               BBP:
               ----
                  Revenues                     $ 11,251   $  9,277    $  7,516
                  Operating income (loss)      $    600   $   (106)   $     42

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 14-    OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION  (Cont.)

          b. Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:


                                                                                                 Year ended
                                                                                                December 31,
                                                                                     -------------------------------
                                                                                        2004      2003        2002
                                                                                     --------   --------    --------

                         Total operating income (loss) of the reportable segments:   $  9,030   $  5,970    $ (5,483)

                         Amounts not allocated to segments:
                             General and administrative expenses                        5,574      5,326       6,172
                             Marketing expenses                                         1,241        962       1,785
                             Restructuring expenses                                      --         --         3,252
                                                                                     ________   ________    ________

                         Consolidated operating income (loss)                           2,215   $   (318)   $(16,692)
                                                                                     ========   ========    ========

                 c.      Geographic information:

                         The total revenues are attributed to geographic information, based on the customers' location.


                                                       Year ended December 31,
                                       ---------------------------------------------------------
                                            2 0 0 4            2 0 0 3             2 0 0 2
                                       -----------------   ----------------    -----------------
                                                  Long -              Long -              Long -
                                        Total     lived     Total     lived     Total     lived
                                       revenues   Assets   revenues   assets   revenues   assets
                                       --------   ------   --------   ------   --------   ------

                         Israel        $    62   $   910   $   115   $    74   $   142   $   827
                         U.S            31,920    18,503    28,908    17,771    26,272    20,844
                         Switzerland    10,425     9,221     8,865     8,185     7,801     8,451
                         India             292     4,176         -         -         -         -
                         Others         15,838        21     9,726        68     5,613       149
                                       _______   _______   _______   _______   _______   _______

                                       $58,537   $32,831   $47,614   $26,698   $39,828   $30,271
                                       =======   =======   =======   =======   =======   =======

                 d.      Major customer data as a percentage of total revenue:

                                                 Year ended December 31,
                                           ----------------------------------
                                           2 0 0 4      2 0 0 3       2 0 0 2
                                           -------      -------       -------

                        Customer A           14%           18%           17%
                                             ===           ===           ===

                                  FUNDTECH LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 (In thousands, except share and per share data)


NOTE 15-    FINANCIAL INCOME, NET


                                                                  Year ended December 31,
                                                               -----------------------------
                                                               2 0 0 4    2 0 0 3    2 0 0 2
                                                               -------    -------    -------
            Financial expenses:
              Interest and other                               $  18       $  47      $ 172
              Foreign currency translation differences, net       50           -         67
                                                               _____       _____      _____

                                                                  68          47        239
                                                               _____       _____      _____

            Financial income:
              Interest and other                                 795         716        930
              Foreign currency translation differences, net        -           2         -
                                                               _____       _____      _____

                                                                 795         718        930
                                                               -----       -----      -----
                                                               _____       _____      _____

                                                               $ 727       $ 671      $ 691
                                                               =====       =====      =====

                                   SCHEDULE II
                                  FUNDTECH LTD.
                        VALUATION AND QUALIFYING ACCOUNTS

                                                      Year ended December 31,
                                                  ----------------------------
                                                    2004      2003        2002
                                                  -------    -------    -------

                Allowance for doubtful
                  accounts at beginning of year   $ 2,366    $ 4,512    $ 5,966
                Provision                             269        350      1,335
                Translation adjustments                 3          4          6
                Accounts receivable written off    (1,351)    (2,500)    (2,795)
                                                  _______    _______    _______

                Allowance for doubtful accounts
                 at end of year                   $ 1,287    $ 2,366    $ 4,512
                                                  =======    =======    =======

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    FUNDTECH LTD.


                                    By: /s/ Reuven Ben Menachem
                                       ---------------------------------
                                       Reuven Ben Menachem
                                       Chief Executive Officer

Date:  May 27, 2005