Form 20-F
period 2005-12-31
FUNDTECH LTD
filed 2006-06-30
CIK 1054836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the Fiscal year ended December 31, 2005

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-29634

FUNDTECH LTD.
(Exact Name of Registrant as specified in its charter)

STATE OF ISRAEL
(Jurisdiction of incorporation or organization)

12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel 52522
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.01 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2005, the Registrant had outstanding 14,993,964 Ordinary Shares, NIS 0.01 par value per share.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: ☐ No: ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes: ☐ No: ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer: ☐	Accelerated filer: ☒	Non-accelerated filer: ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: ☒ No: ☐

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act).
Yes: ☐ No: ☒

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, include the achievement of the anticipated levels of profitability, growth, cost, the timely development and acceptance of new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

As used in this annual report, the terms “we,” “us,” “our,” the “Company” and “Fundtech” mean Fundtech Ltd. and its subsidiaries, unless otherwise indicated. All reference to dollars or “$” are to United States Dollars and all references to “NIS” are to New Israeli Shekels and all references to “Ordinary Shares” are to our Ordinary Shares, NIS 0.01 par value per share.

-i-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The following selected consolidated financial data for each of the year in the three year period which ended December 31, 2005 are derived from our audited Consolidated Financial Statements set forth elsewhere in this report, which have been prepared in accordance with and utilizing accounting principles generally accepted in the United States (“US GAAP”). The selected consolidated financial data for each of the years in the two year period which ended December 31, 2001 are derived from other audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

	2001	2002	2003	2004	2005
FINANCIAL DATA:
Total revenues	$44,994	$39,828	$47,614	$58,537	$74,466
Operating income (loss)	(26,931)	(16,692)	318	2,215	4,417
Net income (loss)	(31,626)	(16,647)	67	2,467	4,336
Basic earnings (loss) per share	$(2.22)	$(1.16)	$0.00	$0.17	$0.29
Diluted earnings (loss) per share	$(2.22)	$(1.16)	$0.00	$0.16	$0.27
Cash, cash equivalents, short-term bank deposits and short term investments	$45,385	$42,496	$37,928	$36,430	$49,599
Long-term marketable securities			8,436	9,591
Working capital	55,206	44,630	41,183	37,917	49,909
Total assets	102,056	89,380	89,560	98,881	105,801
Shareholders’ equity	91,220	75,166	76,534	79,805	85,010

Israeli Securities Law allows Israeli companies, such as ours, whose securities are listed on both the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including The NASDAQ National Market) to report exclusively under the United States Securities and Exchange Commission rules and utilizing US GAAP. All financial statements included in this report and all financial information released in Israel are presented solely under US GAAP.

B.            Capitalization and Indebtedness.

Not applicable.

C.  Reasons for the Offer and Use of Proceeds.

  Not applicable.

D.  Risk Factors.

You should carefully consider the risks described below and in the documents we have incorporated by reference into this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Statements included or incorporated by reference in this prospectus that are not historical facts are forward-looking statements within the meaning of the federal securities laws. These statements may contain works such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or other wording indicating future results or expectations. Forward-looking statements are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our results to differ materially include, but are not limited to, those discussed below, elsewhere in this prospectus and in the documents we have incorporated by reference. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise or develop after the date of this prospectus.

Risk Relating to Our Business

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

We have entered into contracts with two customers for the sale of one of our payments products and one for sale of our securities product. These customers represented 14%, 10% and 7% of our revenues in 2005 and 2%, 14% and 2% of our revenues in 2004. The cessation of projects of this size, which have an indefinite term, could have a material adverse effect on our business, financial condition and results of operations and could also negatively impact the market acceptance of this product. We expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. See Item 5, “Operating Results and Financial Review and Prospects - Major Customers.”

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

Our quarterly revenues, margins and results of operations have fluctuated significantly in the past as a result of various factors, many of which are outside our control. These factors include:

•	the size, timing and shipment of orders for our products and services;

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	our customers’ budget cycles;

•	the timing of the release of new product upgrades;

•	any lengthening of our sales cycle;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	enhancements or introductions by us and our competitors;

•	the mix of product sales;

•	software “bugs” or other product quality problems;

•	product pricing;

•	our effectiveness in providing customer support;

•	delays in implementation;

•	impact of unrest or political instability in the places we do business, such as the current unrest in Israel;

•	consolidation of our customers; and

•	currency fluctuations.

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

Decisions by customers to develop their own payments and cash management solutions or greater market acceptance of our competitors’ products could result in reduced revenues.

The market for payments and cash management solutions is continuing to develop and competition is intense. We compete for the business of global or national and regional financial services organizations that seek to support complex and sophisticated products. Some of the larger financial institutions have developed products that are similar in function to our global payments and cash management products, in lieu of purchasing our products which they have then marketed to other banks or implemented in banks that they have acquired. Thus we might be competing with both software vendors within our industry and the in-house IT departments of certain of our clients.

We believe there are several principal competitive factors in the industry in which we operate, including:

•	product performance;

•	technical features;

•	compatibility with existing operating systems;

•	reliability;

•	security;

•	relational database power;

•	price;

•	customer service and support; and

•	ease of use.

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

In addition to our current competitors, we expect substantial competition from both established and emerging companies. Many of our existing and potential competitors have, or are likely to have, more extensive engineering, development, marketing, distribution, financial, technological and personnel resources than us. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our clients or prospective clients will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. See Item 4B, “Information on the Company — Business Overview — Competition.”

We may be unable to expand our support organizations which may hinder our ability to grow and meet customer demands and rapid expansion of these resources could increase our cost and reduce our operating profit.

Prior to 2003 in order to reduce costs, we substantially reduced the number of employees in both our research & development and administrative departments. We may need to increase our technical and customer support staff to support new customers and the expanding needs of existing customers. With the addition of our Cashtech business, we are increasingly looking to India to source these requirements. Since our products are complex we expect that the training process will take a significant period of time before these personnel can support our customers. Qualified individuals are in demand throughout the software industry globally and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly. If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We market and sell our products and services throughout the world. We received 39.3% of our total revenues in 2003, 45.5% of our total revenues in 2004 and 46.4% of our total revenues in 2005 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

•	economic or political changes in international markets;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection for intellectual property rights in some countries;

•	multiple and possibly overlapping tax structures; and

•	currency and exchange rate fluctuations.

The market price of our Ordinary Shares may be volatile.

The stock market in general, and particularly over the past four years, has experienced price and volume fluctuations. The market prices of securities of technology companies have not completely recovered from the declines experienced in the year 2000, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. For additional information, see the table in Item 9, “The Offer and Listing — Market Price Information.” These market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our financial condition and operating results;

•	public announcements concerning us or our competitors, or the financial services industry;

•	our inability to meet any guidance or forward looking information, if provided;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our Ordinary Shares by existing shareholders;

•	the loss of any of our key personnel; and

•	changes in the political conditions in Israel.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business.

We are trending toward a lower percentage of license fees and a greater percentage in service revenues in our revenue models.

The combination of sales to major clients containing a significant services component to implement software globally, increases in sales where significant modifications are required to meet customer specific demands (“Solution Sales”) and increasing selection of our ASP hosted solution in lieu of our licensed solution, particularly with respect to our CASHplus software, may result in a change in the way our share value is viewed by the marketplace. Although we continue to believe that a solutions and hosting based revenue model has numerous advantages, particularly in recurring revenue and visibility into our future earnings, the marketplace may view our share price as a solutions based business in a different way than it views a license based business. This may lead to volatility in our share price.

Future sales of our Ordinary Shares in the public market or issuances of additional securities could cause the market price for our Ordinary Shares to fall.

As of June 14, 2006, we had 15,123,858 Ordinary Shares outstanding, and, in addition, we have reserved up to 2,333,733 Ordinary Shares for issuance under our option plans. If a large number of our Ordinary Shares are sold, the price of our Ordinary Shares would likely decrease or if we continue to issue shares, convertible securities, warrants restricted shares and/or options the price of our Ordinary Shares may decrease.

We may continue to issue restricted shares or options and the issuance of these securities could be dilutive to our shareholders. Future acquisitions involving the issuance of shares as part of the purchase price could result in dilution. Certain warrants or options, when issued, may require us to reflect appropriate charges in our financial statements at that time. See also “Any future acquisitions of companies or technologies may distract our management and disrupt our business.” below.

Undetected defects may increase our costs and impair the market acceptance of our products and technology.

Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments into which our products are deployed. Despite testing conducted by us and our customers, some defects have been discovered after their commercial shipment. Our products are frequently more critical to our customers’ operations compared to other software solutions used by such customers, and as a result, our customers may have a greater sensitivity to product defects relating to our products.

The finding of defects in current or future products and versions after the start of commercial shipment may result in:

•	a delay or failure of our products to achieve market acceptance;

•	adverse customer reaction;

•	negative publicity and damage to our reputation;

•	diversion of resources; and

•	increased service and maintenance costs.

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

We have in the past acquired certain assets of Sterling Commerce and CheckFree Holdings Corporation, as well as all of the stock of Biveroni Batschelet Partners AG, Switzerland, Datasphere SA and Cashtech Solutions India Private Limited, and Radius Partners, Inc. and may in the future acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise. We may also engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all or that we will have sufficient available resources for such acquisitions or investments. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

We have a limited operating history with respect to certain of our principal products, which makes it difficult to predict future results of operations.

From 1999 through 2002, we spent considerable time, effort and money developing our next generation software, including: PAYplus USA™, a funds transfer solution for use by banks, thrifts, and international agency banks operating in the United States, Global PAYplus™ funds transfer solution handling both local and global payments activity, PAYplus for CLS software used in foreign exchange settlements and CASHplus®, an Internet based cash management solution that has multi-currency capabilities. PAYplus USA™ is now operating in approximately 160 banks, PAYplus for CLS is currently operating in approximately 18 banks, and we have more recently begun to implement Global PAYplus™ and CASHplus®. This limited history of operations for our newer solutions and their delivery modes, makes it difficult to predict future results of operations.

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

We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. We cannot be certain that they will not make a claim of infringement against us based on our products and technology. Any claims, with or without merit, could:

•	be expensive and time-consuming to defend;

•	cause product shipment and installation delays;

•	affect the decision by prospective customers to enter into agreements with us;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

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

Political, economic and military conditions in Israel have a direct influence on us because one of our significant research and development facilities and one of our executive offices is located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing hostilities related to Israel will not have a material adverse effect on our business or on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. The future of peace efforts between Israel and its Arab neighbors is uncertain. Since October 2000, there has been a significant deterioration in Israel’s relationship with the Palestinian Authority, including a series of armed clashes between Israel, the armed forces of the Palestinian Authority, and terrorist organizations, and acts of terror have been committed inside Israel. Also, the recent war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact our business. The local situation has been exacerbated by the recent election of representatives of the Hamas movement to a majority of seats in delegates in the Palestinian Legislative Council. All indications are that there is no short term relief in sight for these problems.

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

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative. During 2004, the valuation of NIS against the dollar was stable. In 2005, the NIS devalued against the dollar at a greater rate than inflation. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

We currently have non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”). The terms of these grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The technology developed with these grants may not be transferred to third parties, including in the context of an acquisition of our company, without the prior approval of a governmental committee under the Research and Development Law, and may not be transferred to non-residents of Israel without such approval. These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties.

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

Although we believe that we were not a passive foreign investment company in 2005, we cannot assure you that the IRS will agree with our position. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company treated as a corporation for U.S. Federal income tax purposes, U.S. or foreign, in which we are considered to own directly or indirectly 25% or more of the shares by value, is passive income, or (ii) the value of our assets average quarterly our the taxable year, including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value, in a taxable year that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, our U.S. investors could be subject to adverse tax consequences, including:

•	being taxed at ordinary income tax rates on gain from the sale or other disposition of our Ordinary Shares (and on certain distributions on our Ordinary Shares);

•
being subject to interest on the tax liability resulting from the sale or other disposition of our Ordinary Shares (and on certain distributions on such shares) as if the gain from such sale or such distribution had been recognized ratably over the U.S. investors’ holding period and subject to the highest ordinary income tax rates in effect in the year to which allocated; and

•	being denied the normally-available increase in tax basis to fair market value for Ordinary Shares acquired from decedents.

For additional information, see Item 10E, “Additional Information — Taxation.”

ITEM 4.	INFORMATION ON THE COMPANY.

A.	History and Development of the Company

Both our legal and commercial name is Fundtech Ltd. We were incorporated in Israel in 1993 under the Israeli Companies Ordinance (New Version), 1983 (the “Companies Ordinance”), as a private limited company, under the name of “Fundtrust Technologies Limited”. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999 as amended (the “Companies Law”), which replaced most of the provisions of the Companies Ordinance effective as of May 1, 2000.

Our registered office is located at 12 Ha’hilazon Street, 5th Floor, Ramat-Gan, Israel 52522, and our telephone number is 972-3-611-6500.

Our name was changed to “Fundtech Ltd.” in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation. In 1999, we acquired the assets of the cash management division of Sterling Commerce as well as 100% of the stock of Biveroni Batschelet Partners AG, Switzerland (“BBP”), which connects banks to the Central Bank of Switzerland for the processing and settlement of payments, securities trading and settlement. In 2004, we acquired 100% of the stock of Datasphere SA (“Datasphere”) and Cashtech Solutions India Private Limited (“Cashtech”). In 2005, we acquired 100% of the stock of Radius Partners, Inc. (“Radius Partners”).

On March 13, 1998, we completed our initial public offering and our Ordinary Shares began trading on The NASDAQ National Market. As part of the offering, we issued 3,450,000 Ordinary Shares in consideration of net proceeds of approximately $41,710,500.

On August 19, 2003 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel, and we became a dual listed company.

Capital expenditures consisting primarily of purchases of property and equipment were $2.1 million, $4.3 million and $5.4 million during the years ended December 31, 2003, 2004 and 2005, respectively. We neither purchased nor owned any real property during this same period. We acquired all of the capital stock of Datasphere and Cashtech during 2004 for a total of $4.8 million and all of the capital stock of Radius Partners during 2005 for a total of $2.6 million.

Capital expenditures for the year ending December 31, 2006 are expected to be approximately $5.6 million, of which $4.5 million will be spent in the United States and $1.1 million will be expended outside the United States, primarily by BBP. We anticipate financing these capital expenditures with our own funds.

B.	Business Overview

We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into five broad categories: payment processing, foreign exchange settlement processing, financial messaging, cash management and securities settlement straight through processing products. The first three categories are transaction processing solutions, which enable banks to automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers. The fourth category, cash management products enable corporate clients to communicate with their financial institutions for the purpose of initiating payments, making inquiries and managing their activities with the financial institutions. The final category securities post-trade settlement, is a multi-asset global trade management solution that consolidates and automates a broker/dealer’s middle office operations.

We acquired our ACCESS Banking™ products in April 1998, BBP, our Swiss subsidiary, in June 1999 and our banker products in September 1999. Our major products include ACCESS Banking™, CASHplus®, PAYplus USA™, PAYplus for CLS™, Global PAYplus™, Recovery Services for disaster recovery service bureau solutions and related services. We acquired Datasphere through BBP in August 2004 and Cashtech in November 2004. BBP and Datasphere have sold their products and services to approximately 180 customers for the purpose of accessing the S.W.I.F.T. financial messaging network. Cashtech offers a suite of cash management products named CashWeb, CashIn and TransactCentral. Radius Partners is an STP (“straight through processing”) solutions provider to the securities industry. Radius offers two STP products named TRADEplus and TRADEplus Data Manager.

Industry Background

The increasing volume of global commerce as well as the widespread adoption of new banking technologies has led to dramatic increases in both the number of transactions consummated through electronic payment systems and the need for timely delivery of financial information. As a result, financial institutions are seeking more efficient methods of offering payment, settlement and cash management services.

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

We believe that several market trends and the current environment are favorable to our products and services. Specifically, we focus on the following trends and market conditions:

•	continued expansion of Internet-enabled functions such as real-time information on financial positions and transactions;

•	new and expanded regulatory requirements on banks especially in the areas of interdiction and anti-money laundering, and reporting purposes;

•	greater emphasis on risk mitigation in areas such as liquidity management and contingency and recovery capabilities;

•	a shift on the part of financial institutions to use outsourcing, application service providers and “white-labeling” in lieu of developing and managing their own IT activities;

•	continued spread of globalization that will require new tools for banks to manage 24-hour trading and settlement, real-time information demands and end-to-end processing; and

•	demand from clients for simplified corporate banking relationship, which require banks to re-engineer customer facing systems.

Products and Services

Our products and related services are designed to integrate all elements of the electronic payments cycle, including electronic funds transfer, and cash and treasury management. We believe that our products are among the most technologically advanced and cost-effective solutions in the electronic payments and banking industry. Our products facilitate all aspects of the electronic payments and banking cycle including payment initiation, electronic balance reporting, account reconciliation, real-time account balance verification and other sophisticated auditing and reporting functionality. In addition, our products offer feature-rich graphical user interfaces, enabling our customers to easily receive accurate and focused information concerning the status of electronic payment transactions and other cash management data.

Our end-to-end solutions provide for remote initiation of transactions, efficient and automated processing of these transactions and settlement of the transactions at the central bank of the country of origin. We are one of the largest providers of services linking banks to networks, such as the Federal Reserve System in the United States that has approximately 7,500 banks on their FedLine system. On a global basis, we provide banks with the capability to link to the Society for Worldwide Financial Interbank Telecommunications (“S.W.I.F.T.”) network for communicating cross-border transactions. S.W.I.F.T. has over 7,000 banks in 200 countries. In addition to providing payment services, we are also a leading provider of settlement solutions that link banks to the CLS Bank’s Continuous Linked Settlement System (“CLS”). CLS is a system set up by the largest foreign exchange banks in the world to reduce foreign exchange settlement risk.

Payment Solutions	Short Description

PAYplus USA™	A payments solution for banks operating in the United States.

Global PAYplus™	A solution for managing the global payments activities of large multi-national banks and financial institutions that conduct business in multiple countries.

OmniPAY	A payments hub that enables corporate clients to transmit a single file of mixed payments, thereby simplifying this process.

IGTplus	A payments and settlement solution which provides message broker services between financial institutions and S.W.I.F.T., SIC, SIS and FIX in Switzerland.

Global PAYplus™ Liquidity Manager
Global PAYplus Liquidity Manager provides banks with the ability to control and centralize all their liquidity management needs in one system, ensuring more efficient control and management of multi-currency, multi-bank liquidity assets across bank accounts, clearing systems, and central bank channels.

PAYplus USA™

PAYplus USA™ is a funds transfer solution used to connect a financial institution’s funds transfer room with the Federal Reserve’s FedWire system. This solution evolved from and replaces two older products, FEDplus™ and PAY$tar™. Our target market includes all banks operating in the United States that do not need a global payment solution, including U.S.-based banks, thrifts, savings and loans and international agency banks operating in the United States.

PAYplus USA™ supports payment processing, risk management and regulatory compliance for U.S. financial institutions that utilize the Federal Reserve Bank’s FedWire system for high value payments. PAYplus USA™ also offers the same functionalities for international multi-currency payments of international banks operating in the United States.

PAYplus USA™ provides financial institutions with complete funds transfer capacity at a substantially lower cost than other technologies. At the same time, it both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer - from its creation to accounting and memo posting).

Global PAYplus™

Our Global PAYplus™ provides institutions with a real-time global view of their payments activity. This multi-tiered system addresses the needs of both local and global payment processes. At the local level, Global PAYplus™ employs a client/server funds transfer payment system that supports both the local payment processing, and risk management and regulatory compliance for the local clearing systems. At the global level, Global PAYplus™ aggregates worldwide payment activity. Global PAYplus™ is a multi-platform system supporting both UNIX and NT that employs open technology standards. The system features end-to-end security and multi-currency capabilities.

OmniPay

OmniPAY is a web-based, intelligent payments hub that processes mixed payments files using the bank’s existing payments infrastructure. By eliminating the “siloed” approach of legacy systems, OmniPAY allows banks to offer clients highly automated and highly customized payments services that integrate with their enterprise resource planning (ERP) systems. Banks are able to deliver a new level of customer satisfaction and generate new service fee revenue from value-added services.

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

Global PAYplus Liquidity Manager

Global PAYplus Liquidity Manager (GLM) is a management and planning tool, that ensures more efficient control and management of multi-currency liquidity assets across the bank’s accounts and Real Time Gross Settlement channels. The system provides flexible functionality which allows the bank to centralize, monitor and control the management of liquidity. GLM provides Treasury personnel with accurate, online, and timely information to facilitate better decision-making and also can provide Treasury staff with efficient payment delivery and execution based upon up-to-date information. GLM interfaces with other systems within the bank to gather liquidity information, ensuring that a complete and accurate liquidity position is continuously available.

Cash Management Solutions	Short Description

ACCESS Banking™	A solution designed to enable high end and mid-level financial institutions to deliver comprehensive cash management services to their corporate clients.

CASHplus®	An Internet-based cash management solution designed for high end and mid-level financial institutions.

webBANKER™	A fully integrated cash management solution designed primarily for the community bank market.

CashWeb	A multi-currency Internet front end for cash management systems.

CashIn	A business engine supporting all forms of cash management services utilized primarily in India.

TransactCentral	A fully integrated suite of cash management modules with a building block architecture, designed for large financial institutions requiring significant customization.

ACCESS Banking™

Our ACCESS Banking™ solution is a client/server product that enables banks and other financial institutions to provide cash management services to their corporate clients. ACCESS Banking™ is targeted at the mid-to-large-size financial institutions. Through ACCESS Banking™, clients can obtain balance history and intra-day reporting, manage check transactions, originate ACH (automated Clearing House) wire transfer payment transactions and initiate intra-bank account transfers. ACCESS Banking™ consists of a server located in the back-office of a bank and a remote access module located at the premises of the bank’s corporate client. Clients can interact with the bank’s ACCESS Banking™ server remotely via the web, touch-tone telephone with voice response, teletype terminal emulation or facsimile transmission.

CASHplus®

The CASHplus® product, enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies, and in multiple countries and regulatory environments. CASHplus® is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software.

webBANKER™

web BANKER™ was designed for community banks - it’s cost-effective to operate and easy to set up and use. It offers the features needed to be competitive in the marketplace such as wire transfer. ACH origination with federal and state tax payments, compatibility with FEDLine Advantage, information reporting, cash concentration and disbursement. Fundtech offers this system on an installed or ASP basis.

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

TransactCentral

TransactCentral is a component-based cash management platform that is designed to be highly customized by the bank’s in-house development staff. This rules-based system is built in Java (J2EE) and can be integrated into a highly complex bank infrastructure. TransactCentral enables financial institutions to offer their corporate customers the business benefits of tracking cash balances, monitoring payments and receivables and performing liquidity management functions.

Settlement Solutions	Short Description

PAYplus for CLS™	A solution designed to allow its members, being the largest international financial institutions, to fully participate in the CLS Bank system.

PAYplus for CLS™

PAYplus for CLS™ is an integrated solution that assists large foreign exchange trading banks in addressing the requirements of the CLS bank. PAYplus for CLS™ provides payments, treasury, reconciliation, interface and systems management controls that assist banks in meeting the necessary requirements. In addition, PAYplus for CLS™ provides such institutions full control and functionality for its foreign exchange trading relationships.

Securities Solutions	Short Description

TRADEplus™	TRADEplus is a multi-asset, global trade management solution that consolidates and automates a broker/dealer’s middle office operations.

TRADEplus Data Manager	TRADEplus Data Manager audits, controls and manages all of the customer, account and settlement instruction data necessary for institutional trade processing.

TRADEplus™

TRADEplus is a multi-asset, global trade management solution that consolidates and automates a broker/dealer’s middle office operations. Its advanced exceptions management capabilities allow users to detect and resolve trade issues in real time. Its rules engine ensures more efficient control and management of transactions across asset classes, offices, central services and clients. Its services oriented architecture provides scalability, simplifies enterprise integration, allows clients to quickly enable new external client and service connections and to automate trade operations for greater efficiency and client service. TRADEplus automates the trade process from the point of execution through booking and notification of settlement, delivering significant operating efficiencies and reducing complexity and costs. With TRADEplus, all trades of all asset classes are integrated through a streamlined and highly visible trade process - providing lower costs and greater control over global operations. With a global, cross-asset process, it is easier to deploy trade process enhancements and global operating procedures - enabling automated environment for today and the flexibility to adapt to business changes that the future will bring. Automation, control and visibility not only reduce cost and risk but also make it easier to provide top-notch client service to your institutional clients.

TRADEplus Data Manager

TRADEplus Data Manager audits, controls and manages all of the customer, account and settlement instruction data necessary for institutional trade processing. Its real-time interfaces automatically access new and changed information from industry sources such as Omgeo ALERT and SWIFT. Its rules-based workflows efficiently covert inconsistent and inaccurate data into a trusted, high-quality source that can be relied upon for trade and back office process automation. In addition, TRADEplus Data Manager enriches trade messages as needed for timely and accurate settlement. With TRADEplus Data Manager, operations become more efficient, compliance requirements are properly addressed and inaccurate/inaccessible reference data issues are eliminated.

ASP/Outsourcing Solutions	Short Description

Fundtech Connect (ASP) - for PAYplus USA	An Application Service Provider solution that provides the PAYplus solution to banks operating in the United States

Fundtech Connect (ASP) - for CASHplus	An ASP solution that provides the ACCESS solution to banks operating in the United States.

Interbank Gateway Services	An ASP solution that provides payment and settlement solutions to banks in Europe, primarily in Switzerland.

Recovery Services	Disaster recovery and contingency services for users of our products.

Fundtech Connect - PAYplus USA and CASHplus

Fundtech Connect is an ASP solution available for all of our products. This service allows banks to have our solutions reside at our data center rather than requiring the bank to purchase the necessary hardware and software to host the solution in-house.

Interbank Gateway Services

Interbank Gateway Services is a set of electronic payments and securities application services provided by our service bureau in Switzerland. The Interbank Gateway Services provides a secure and reliable technology infrastructure, which enables financial institutions to initiate, process and support electronic payment transactions across a wide range of settlement systems. The service bureau’s customers are currently predominantly Swiss banks, but we intend to expand this offering into other areas of the world. In addition, we intend to continue expanding the application services offered by the service bureau in an effort to continue offering our bank customers the most complete set of electronic payment and e-commerce solutions available in the market.

•  Interbank Gateway Services provides its services to smaller financial institutions using the IGTplus software to provide communication to/from S.W.I.F.T., SIC (Swiss Interbank Clearing), SIS (Swiss Securities Clearing) and FIX (Stock Exchange & Broker).

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

The markets for our products consist of the following end-users:

•  U.S. Banks - This group of customers is divided into three tiers. The top tier consists of approximately 100 banks, each with more than $10 billion of assets. The second tier consists of approximately 3,500 banks, each with over $100 million in assets. The third tier consists of approximately 5,500 small banks, each with less than $100 million of assets.

•  Agency Banks and Branches of Foreign Banks located in the United States - These banks are located mainly in financial centers such as New York City, San Francisco, Los Angeles and Dallas.

•  Banks located outside of the United States - These banks are located in countries that have moved or will move into processing payments on a real time gross settlement basis.

The back office processing in capital markets is complex and costly. For decades the securities industry has continually sought efficiency improvements through greater automation. This trend continues today and is accelerated by the expanding number of new investment vehicles and globalization of the markets. Fundtech sees an opportunity in the securities industry from leveraging its knowledge of back office processing at banks. Process improvements from automated transaction processing, error repair and routing are integral to Fundtech’s banking product line, and can be applied to the securities industry.

During the period 2001 through 2004, we pursued a strategy of penetrating the top tier of global banks with our PAYplus for CLS™ product offering. The major foreign exchange trading banks worldwide, as well as central banks and regulators supported the creation of the CLS, a global system for providing foreign exchange, or “FX” or settlement services. CLS handles FX trades with a daily value of approximately two trillion U.S. dollars. We have been successful in obtaining a majority of the CLS contracts awarded form 2001 to thru present from banks including, inter alia, Australia and New Zealand Banking Group Ltd., Bank of America, Bank of New York, Citibank, Commerzbank, Deutsche Bank, Dresdner Bank, National Australia Bank and Banco Bilboa Vizcaya Argentaria. We believe that this significant step forward will help us leverage our technology and offer those banks additional products in the future as evidenced by recent sales of Global PAYplus™ to two of the “top five” global banks.

In 2001, we entered into an agreement with a leading international financial institution whereby we agreed to license certain of our products, including PAYplus for CLS™ and Global PAYplus™, and perform various consulting and maintenance services in connection with the license of such products. During 2004, we were engaged by another major international financial institution which licensed Global PAYplus™ and retained us to perform product customizations on its behalf. During 2005, we entered into an agreement with a major securities industry entity to license and develop a series of customizations for our TRADEplus software and to host the new software in our Atlanta ASP Center. For the year ended December 31, 2005, the total revenue derived from the bank customers was approximately $17.8 million which represented approximately 24% of our 2005 revenue and the revenue derived from the securities customer was approximately $5.2 million which represented approximately 7.1% of our 2005 revenue. See Item 5A, “Operating and Financial Review and Prospects —Results of Operations— Major Customers.”

During the period 2003 though 2005, we made significant progress marketing our Global PAYplus software in Europe, which was reflected in agreements for software and services with Bank Cypress, Bank Austria (a member of the HVB Group), Banco Popular Espana and HSBC.

Also during 2004, we acquired Datasphere and Cashtech and began the process of assimilating their products and services into our offerings. We acquired Radius Partners in 2005 and have begun to market its solutions through our securities division.

Please see the table that presents our consolidated revenues according to the geographical regions to which such revenues are attributable in Item 5A, “Operating and Financial Review and Prospects —Results — Significant Revenue Information.”

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

We maintain a working relationship with the Federal Reserve Bank in the United States to ensure that our products meet Federal Reserve requirements. We also maintain a working relationship with S.W.I.F.T., a utility for communication of global financial institutions payment and settlement instructions owned by the largest banks in the world. By ensuring that our solutions are S.W.I.F.T.-compliant, we are well positioned to offer payment and settlement solutions to international banks.

Software Development

We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in achieving technological leadership. The total software development staff consisted of 121 full-time employees on December 31, 2005. All of our payments products have been developed internally by our product development staff. Our cash management, BBP and securities products were initially developed by the personnel of the businesses we acquired (such personnel migrating to us with the acquired businesses), and have since continued to be developed by our product development staff. Some of these products are embedded, or bundled, with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

To ensure that our products are developed successfully, within their budgets and according to schedule, all of our products are sent through the following four distinct design and testing stages: (1) requirements descriptions are developed through consultation with prospective users to ensure that the product matches the user’s requirements; (2) an internal quality assurance team verifies the integrity of the product at each stage of development prior to beta testing; (3) beta testing data are used to evaluate the functionality of the products and their ability to perform under realistic conditions; and (4) a controlled group of users is polled regularly to identify any modifications that may be necessary. In addition, we work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product requirements. Our employees also participate in numerous user focus groups to review product design. We have software development sites in Georgia, New Jersey, Massachusetts, Israel, Switzerland and India. We believe that separating development by geographic region allows for development to be in close proximity to the targeted market, while increasing our ability to attract development talent.

Customer Support

We believe that effective customer support in the software industry requires rapid, efficient and comprehensive installation of the product. Upon installation, we strive to provide superior customer support by solving problems quickly and providing customers with consistent, accurate and understandable technical information. We employ test scripts and bank production data to test our solutions and our products are shipped with back-up procedures installed. We recognize that timely solutions are essential for our mission-critical solutions in the event problems do arise. We emphasize responsiveness to our customers’ inquiries and offer telephonic support for the reporting of problems twenty-four hours a day. Customer inquiries range from production problems to user questions and hardware issues. In addition, we utilize Remote Access Services (RAS-Windows NT service) to enhance remote customer support. Certain of our marketing representatives and contractors also provide sales, service and technical support functions for our products to end-users in specific geographic territories.

Proprietary Rights

We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. However, we have no registered patents and these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours. See the risk factor entitled “We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively” in Item 3C above.

Competition

The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., Politzer & Haney, S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies, Transaction Systems Architects Inc., Dovetail and Clear2Pay. Furthermore, several large financial institutions have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired. In order to maintain our competitive position, we must differentiate our products from the products of our competitors and successfully develop and introduce new products that meet the changing needs of our clients. See the risk factor entitled “We may not be able to compete successfully in the very competitive markets for our products” in Item 3C above.

C.	Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly-owned operating subsidiaries that are specified in the table below.

Name of Subsidiary	Country of Incorporation/Organization

Fundtech Corporation	United States

Fundtech U.K. Limited	United Kingdom

Fundtech Australia Pty Limited	Australia

Fundtech International, LLC	United States

Biveroni Batschelet Partners AG	Switzerland

Datasphere SA	Switzerland

Cashtech Solutions India Private Limited	India

Radius Partners, Inc.	United States

D.	Property, Plants and Equipment.

We do not own any real property. As of December 31, 2005, we leased office space as specified in the table below. The aggregate annual lease payments for our facilities during 2005 were approximately $2,319,000

Location	Approximate Aggregate Square Feet

Ramat-Gan, Israel	13,000

Burlington, Massachusetts	12,000

Pembroke, Massachusetts	2,800

Jersey City, New Jersey	25,800

Carrollton, Texas	3,000

San Leandro, California	6,700

Norcross, Georgia	26,000

Switzerland	8,600

United Kingdom	3,450

India	17,500

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3A “SELECTED FINANCIAL DATA” AND OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE “CAUTIONARY STATEMENT FOR FORWARD-LOOKING STATEMENTS.”

Overview

Fundtech is a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into four broad categories: (i) payment processing and management; (ii) foreign exchange settlement processing, both of (i) and (ii) automating the payment and settlement processes and providing real-time transaction processing capabilities to financial institutions and their customers; (iii) cash management products, used by a bank’s corporate clients for initiating payments, making inquiries and managing their activities with their financial institution; and (iv) financial messaging products and services that enable banks to communicate with specialized networks such as the S.W.I.F.T. network.

We derive our revenues principally from software licensing and from the provision of professional services. Professional services are derived from (i) providing maintenance services with respect to our software, (ii) installation and training services related to the software, (iii) services to enhance or customize the software for particular client needs, inclusive of requirements analysis, (iv) operating hosting service bureaus which process transactions or messages and provide cash management services to our clients or which operate client licensed applications on their behalf and (v) providing contingency and recovery services to our clients. See “Critical Accounting Policies” below for a discussion of how we account for these revenues and their associated costs.

The demand for Fundtech products and services is influenced by a number of industry-wide factors:

(i)  An increased focus on finding new sources of fee-based income, which currently account for almost half of banks’ revenues. This is largely the result of the increased competitiveness of their lending activities, which has resulted in lower profit margins;

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

(iv)  The need to simplify banking relationships for corporate clients by eliminating “siloed” processing systems.

Fundtech’s products offer financial institutions new capabilities that address these major industry factors. Our software products automate transaction procedures and also allow clients of our customers both to initiate transactions and access information over the Internet rather than by contacting the customer’s staff. The server-based architecture of our software also allows cost reductions in comparison to mainframe based applications. The software permits customers to easily change fee parameters and offer new financial products without having to reprogram the software.

PAYplus USA™ is our United States funds transfer solution used to connect a financial institution’s funds transfer room with the Federal Reserve’s FedWire system and with the S.W.I.F.T. system. PAYplus USA™ both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer - from its creation to accounting and memo posting). Our target market for this product includes all banks operating in the United States that do not need a global payment solution. PAYplus USA™ may be licensed or utilized through an ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. We currently have approximately 130 customers operating PAYplus USA™ in a live production environment.

Our Global PAYplus™ software provides institutions with real-time global support of their multi-currency payments activity. Global PAYplus™ employs a client/server funds transfer payment system that supports the local payment processing and risk management and regulatory compliance for local clearing systems as well as worldwide payment activity. Global PAYplus™ supports both UNIX and NT and employs open technology standards. The system features end-to-end security and multi-currency capabilities. Global PAYplus is being marketed to larger multinational banks. It is also being marketed to large financial institutions who wish to use it for low value, bulk payments processing.

Our CASHplus® product, which is our newest Internet-based cash management product, enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies and in multiple countries and regulatory environments. CASHplus® is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software. CASHplus® may be licensed or utilized through our ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. Banks using CASHplus can create unique versions of the software that address the specific needs of the multiple market segments they serve. This feature enables banks to reduce their operating costs by replacing numerous cash management systems with a single platform, as well as to better serve the needs of their customers.

Our Cashtech subsidiary markets its CashIn, CashWeb and TransactCentral cash management software products to financial institutions throughout Southeast Asia. Its multi-currency, Internet-enabled products are highly customizable and we are currently evaluating how best to extend the marketing of these products to new geographies.

PAYplus for CLS™ is an integrated solution that assists large foreign exchange trading banks in addressing the requirements of the CLS bank. PAYplus for CLS™ provides payments, treasury, reconciliation, interface and systems management controls that assist banks in meeting the CLS Bank’s requirements. In addition, PAYplus for CLS™ provides such institutions with full control and functionality for their foreign exchange (“FX”) trading relationships. CLS member banks are the primary customers for this software.

Our BBP subsidiary operates a service bureau in Switzerland providing Interbank Gateway Services, a set of electronic payments and securities application services. Interbank Gateway Services provide secure and reliable technology infrastructure, which enables financial institutions to initiate, process and support electronic payment transactions across a wide range of settlement solutions. The service bureau’s services include connection to the Central Bank of Switzerland for the processing and settlement of bank-to-bank e-payments, the processing and settlement of bank-to-bank Euro-denominated e-payments, electronic trading and settlement of securities transactions through online access SECOM, Switzerland’s securities trading and settlement system and connection to the S.W.I.F.T. network for the processing and settlement of international bank-to-bank e-payments. The IGTplus software utilized to provide these services is also available on a license basis.

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

In 2001, a plan consisted of employee termination benefits associated with the involuntary termination of 89 employees 71 research and development and professional services employees, 13 administrative employees and 5 sales and marketing employees) and the sublet of portions of existing office space. As part of the plan, we also consolidated aspects of our Dallas operations into our existing Atlanta operations in order to improve efficiency and eliminate duplicate costs.

In 2002, two plans consisted of employee termination benefits associated with the involuntary termination of 78 employees (61 research and development and professional services employees, 12 administrative employees and 5 sales and marketing employees) and the closure and sublet of portions of existing office space.

Our restructuring plans in 2001 and 2002 significantly impacted our results of operations in those years. All restructuring plans were substantially completed by February 2003. We began to realize the benefits of the plan in 2001 and continued to see such benefits during 2002 as evidenced by the reduction in the total sum of maintenance and services costs, research and development costs (including capitalized development costs), selling and marketing costs and general and administrative costs (together, “Certain Costs”). Certain Costs declined from $16.4 million in the second and third quarters of 2001 to $14.0 million in the fourth quarter of 2001 and continued to decline to $12.4 million, $12.5 million, $11.9 million and $10.9 million in the first, second, third and fourth quarters of 2002, respectively. Certain Costs stabilized in 2003 at $10.6 million, $10.9 million, $10.7 million and $11.0 million in the first, second, third and fourth quarters, respectively. Certain Costs for 2004 increased to $11.6 million, $12.2 million, $12.3 million and 15.3 million in the first, second, third and fourth quarters, respectively. Certain Costs for 2005 increased to $15.5 million, $16.0 million, $16.5 million and $16.5 million in the first, second, third and forth quarters, respectively. These Certain Costs increases were necessitated by our improving revenues during this same period.

We are currently marketing new products which have been developed since 2001, particularly Global PAY plus and CASHplus. This development work contributed heavily to the operating losses during 2001 and 2002. During 2003, we were able to dedicate more of our efforts to marketing these new products, resulting in a reduction in our research and development expenses and an increase in revenues. During 2004, we continued to heavily market these products and have seen a corresponding increase in both revenues and backlogs (signed contracts for which the software has not yet been fully delivered and/or ASP contracts which are “pre-production” and not yet operational). Our development focus with respect to these products is now on upgrades to add new functionality, new interfaces to the products and performance enhancements in conjunction with out customer implementations.

During 2006, Certain Costs are expected to rise as we add staff, necessitated by our improving revenue.

While we note that spending on technology in the financial services industry increased during the period 2003 through 2005, and is expected to continue to grow in 2006, it is difficult to predict if this trend will continue as well as the extent of the impact that it may have on our future revenues or results of operations. Notwithstanding this increase in spending, we have seen and expect to see a significant percentage of spending on maintaining and upgrading so-called “legacy systems” that are currently in place with our customers, or internally developed “in-house” solutions rather than on the acquisition of new externally developed systems such as those we market.

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

In November 2004, the Company acquired all outstanding shares of India-based Cashtech Solutions India Private Limited (“Cashtech”) a leading provider of cash management software and services throughout Southeast Asia for an aggregate purchase price of approximately $3.8 million. Cashtech’s products are targeted to large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. Cashtech has sales offices in Singapore and Tokyo.

The acquisition of Cashtech enhances the Company’s cash management product line with products that are well suited for non-US markets, as well as extending the Company’s geographic coverage into the Asia Pacific market.

Under the terms of the acquisition agreement, Fundtech will pay an additional amount of up to $3.7 million in cash over the subsequent three years, contingent upon the financial performance of Cashtech. We paid additional amounts of $991,000 in 2005 and $126,000 in 2006 based on achieved performance milestones, of which $697,000 was accounted for in 2005 and $126,000 accounted for in 2006, and capitalized additional acquisitions costs of $62,000 in 2005. Further payments of $1,044,000 will be made in 2006 based on Cashtech’s financial performance, which was already accounted for in 2005.

In October of 2005, the Company acquired all of the outstanding shares of Radius Partners, Inc. (“Radius”). The purchase price was $1.75 million of which $1.5 million was paid in cash and $250,000 was paid in the form of forgiveness of prepaid fees (“Initial Consideration”). Of the $1.5 million cash consideration $1.25 million was paid at the closing and an additional $250,000 was paid 60 days after the closing date. Additional cash consideration will be paid if and when certain conditions are met between the acquisition date and December 21, 2011, which may amount to an additional $3 million payable.

Critical Accounting Policies

The operating and financial condition review is based upon our consolidated financial statements, which were prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenue from software license agreements are recognized when all criteria outlined in Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended) (“SOP 97-2”) are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement. Our VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately.

We usually provide a warranty period to our customers of up to three months at no extra charge. As of December 31, 2005 and 2004, the provision for warranty cost is immaterial.

Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.

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

Receivables. Our trade receivables primarily include amounts due from banks and large financial institutions. An allowance for doubtful accounts is determined for those specific amounts that we believe are not likely to be collected. We perform ongoing credit evaluations of our customers and in judging the probability of collection of receivables we continuously monitor collection and payments from our customers and maintain a provision for any specific customer collection issues that we have identified. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, an additional provision for doubtful accounts might be required.

Software Capitalization. SFAS No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a detailed program design.

Our costs incurred between completion of the detailed program design for the Global PAYplus™ product and the point at which the product was ready for general release has been capitalized. As of December 31, 2001, we capitalized development costs totaling $7,876,000 in aggregate. In 2002 we started amortizing the capitalized development costs and we did not capitalize any additional development costs. The 2003, 2004 and 2005 amortization costs relating to the capitalized development costs totaled $1,576,000, $1,576,000 and $1,576,000, respectively.

Long-Lived Assets. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant decrease in the market price of a long-lived asset or asset group;

•	significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

•	significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator;

•	accumulation of costs significantly in excess of the amount originally expected for the acquisition of a long-lived asset or asset group;

•
current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

•	current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

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

Valuation of Goodwill. We assess the impairment of goodwill on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on a projected discounted cash flow. We did not record an impairment charge based on our reviews in 2004 and 2005. If our estimates or the related assumptions change in the future, we may be required to record impairment charge on goodwill to reduce its carrying amount to its estimated fair value.

Share Based Payments. In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payments" ("SFAS 123(R)"). This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for Stock Issued Employees" and its authoritative interpretations.

SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and director services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period).

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

The provisions of SFAS 123(R) apply to all awards which will vest after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company would be required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company would be required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. We have elected to use the “modified prospective method” in applying the provisions of SFAS 123(R).

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

A.           Operating Results

The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:

	Year Ended December 31,
	2003	2004	2005
Revenues:
Software license fees	27.8%	28.0%	22.2%
Maintenance and service fees	71.4	71.5	77.7
Hardware sales	0.8	0.5	0.1
Total revenues	100.0	100.0	100.0

Operating Expenses:
Software license costs	1.0	1.1	0.7
Maintenance and service costs	37.6	39.3	40.2
Hardware Costs	0.6	0.5	0.1
Research and development	20.4	19.1	18.1
Selling and marketing, net	21.0	19.1	17.8
General and administrative	14.0	12.4	12.8
Amortization of capitalized software development costs	3.3	2.7	2.1
Amortization of other acquired intangible assets	2.0	1.7	1.6
Provision for doubtful accounts	0.7	0.5	0.7

Total operating expenses	100.7	96.2	94.1
Operating income (loss)	(0.7)	3.8	5.9

Financial income, net	1.4	1.2	1.5
Income before income taxes	0.7	5.0	7.4
Income taxes	0.6	0.8	1.6
Net income	0.1%	4.2%	5.8%

Significant Revenue, Segment and Earnings Information

The following table presents our consolidated revenues (in thousands) according to the geographical regions to which such revenues are attributable:

	2003		2004		2005
	Total Revenues	Percentage	Total Revenues	Percentage	Total Revenues	Percentage
Israel	$115	0.3	$62	0.1	$149	0.2
U.S.A.	28,908	60.7	31,920	54.5	39,948	53.6
Switzerland	8,865	18.6	10,425	17.8	11,666	15.7
Other	9,726	20.4	16,130	27.6	22,703	30.5
	$47,614	100.0%	$58,537	100.0%	$74,466	100.0%

Segment Information:

	2003	2004	2005
Cash Mgmt. Revenue	$11,365	$13,416	$16,454
Operating income (loss)	1,249	201	(503)
Payments Revenue	26,972	33,870	44,898
Operating income	4,827	8,229	11,753
BBP Revenue	9,277	11,251	13,112
Operating income (loss)	106	600	1,061

Segment Information (in thousands):

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

Major Customers

We derived approximately 18% of our annual revenues from the license, consulting and maintenance service fees earned in connection with an agreement with a leading international financial institution in 2003. We derived approximately 14% of our annual revenues from this major customer in 2004. See Item 4B, “Information on the Company — Business Overview - Customers and Markets.” For the year ended December 31, 2005, the total revenue derived from the bank customer and a second leading financial institution was approximately $17.8 million, which represented approximately 24% of our 2005 annual revenue. The revenue derived from a new securities customer was approximately $5.2 million which represented approximately 7.1% of our 2005 annual revenue. A failure of any of these institutions to enter into new orders or proceed with existing orders could have a material adverse effect on our business, financial condition and results of operations.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues.

			Variance
	2004	2005	Increase	%

Total Revenues	$58,537,000	$74,466,000	$15,929,000	27.2%

The increase in revenues was primarily attributable to (i) revenues related to our new securities initiative which generated $5,245; and (ii) revenues from our global PAYplus implementation with our two major clients which increased by $7,696; (iii) increased Cashtech revenues of $4,262, primarily related to project fees. The increase in revenues was primarily attributable to increased large project and services work in the payments, securities, and Cashtech businesses. Payments grew by 17% or $5.7million, primarily from HSBC project-related services. Securities revenue contributed $4.0 million growth from Omgeo project revenue. Cashtech contributed $5.0mm to the overall revenue growth.

Software License Fees. Software license fees consist of revenues derived from software license agreements we enter into with our customers. A comparison between our 2004 and 2005 software license fees is as follows:

			Variance
	2004	2005	Increase	%

Software License Fees	$16,395,000	$16,523,000	$128,000	0.8%

Our revenue growth was primarily related to project work for our three major clients for which license fees were either previously billed or billable at a future date. In addition, we have noted a shift in sales of our CASHplus product which is indicating a trend away for licensing and toward hosting services. For this reason, the growth in software license fees was not proportional to the growth in revenues. See also Maintenance and Services Fees immediately below.

Maintenance and Services Fees. Maintenance and services fees include revenues derived from maintenance contracts, installation and training fees, bureau fees, consulting fees, certification fees and related items. We generally receive a contract for maintenance and services at the time a contract for the license is entered. A comparison between our 2004 and 2005 maintenance and services fees is as follows:

			Variance
	2004	2005	Increase	%

Maintenance and Services Fees	$41,827,000	$57,849,000	$16,022,000	38.3%

The increase in fees relates to (i) increases in maintenance fees payable for newly installed banks of $3.2 million; (ii) increases in the fees related to customizations and product installations, particularly with respect to three major clients, which increases totaled $10.4 million; and (ii) and increases in hosting fees totaling $2.5 million.

Hardware Sales. Hardware sales consist of the reselling of third-party hardware in connection with the licensing and installation of our software. A comparison between our 2004 and 2005 hardware sales is as follows:

			Variance
	2004	2005	Decrease	%

Software License Costs	$315,000	$94,000	($221,000)	(70%)

We continue to de-emphasize sales of hardware to our customers. Much of the hardware upon which our products run can be obtained directly from the manufacturer rendering the margins on this brokering activity unattractive. The decrease in hardware sales was attributable to a decrease in the number of transactions in which our customers also purchased hardware through us.

Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2004 and 2005 software license costs is as follows:

			Variance
	2004	2005	Decrease	%

Software License Costs	$626,000	$522,000	($104,000)	(16.6%)

The software license costs relate to third-party embedded software utilized by our newer CASHplus and Global PAYplus environments. With fewer license fees generated, as noted in Software License Fees above, three was a corresponding decline in software license costs.

Amortization of Capitalized Software Development Costs. A comparison between our 2004 and 2005 amortization of capitalized software development costs is as follows:

			Variance
	2004	2005	Decrease	%

Amortization of Capitalized Software Development Costs	$1,576,000	$1,575,000	($1,000)	(0.1%)

This reflects the amortized capitalized software development costs in connection with our Global PAYplus product. The variance was not significant.

Amortization of Other Acquired Intangible Assets. A comparison between our 2004 and 2005 amortization of other acquired intangible assets is as follows:

			Variance
	2004	2005	Increase	%

Amortization of Other Acquired Intangible Assets	$966,000	$1,154,000	$188,000	19.5%

The increase in amortization resulted from exchange rate differences for assets related to BBP plus (i) the effects of a full year’s amortization of the Datasphere and Cashtech acquisition assets and (i) initial amortization of the Radius Partners acquisition assets.

Maintenance and Services Costs. Maintenance and services costs consist primarily of personnel costs, telephone support costs and other costs related to the provision of maintenance, service bureau and professional services. A comparison between our 2004 and 2005 services costs is as follows:

			Variance
	2004	2005	Increase	%

Maintenance and Services Costs	$23,001,000	$29,947,000	$6,946,000	30.2%

Maintenance costs increased by $478,000, directly related to the impact of additional staffing required to handle a $3.2 million increase in maintenance revenues. Services costs increased by $6.1 million, primarily related to the number personnel assigned to Global PAYplus and securities projects. Hosting costs were flat, as (i) costs had been incurred in previously years which related to current year revenues and (ii) we are achieving economies of scale relevant to the number of hosted customers. Others services costs increased by $411,000 for expenses billed to the client.

Hardware Costs. Hardware costs consist primarily of our cost of computer hardware resold to our customers. A comparison between our 2004 and 2005 hardware costs is as follows:

			Variance
	2004	2005	Decrease	%

Hardware Costs	$266,000	$80,000	($186,000)	(69.9%)

The reduction in costs is commensurate with the decrease in hardware sales previously noted.

Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2004 and 2005 software development expenses is as follows:

			Variance
	2004	2005	Increase	%

Software Development	$11,171,000	$13,480,000	$2,309,000	20.7%

We did not capitalize any software development costs in 2005 or 2004, since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short, and consequently, these costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in costs is primarily due to the addition in staff in the United States and Israel to handle change orders for our major clients, staff added in the United States to handle enhancements to our securities software and projects as well as Cashtech staff added to accommodate their revenue growth.

Selling and Marketing. A comparison between our 2004 and 2005 selling and marketing expenses is as follows:

			Variance
	2004	2005	Increase	%

Selling and Marketing	$11,193,000	$13,182,000	$1,939,000	17.8%

The increase in selling and marketing expenses was principally due to (i) an increase in compensation expense including commissions and addition of Cashtech; $1.6 million related to the 27.2% revenue growth achieved; and (ii) increases in the costs travel, promotional, and infrastructure expense of $369 thousand.

General and Administrative. A comparison between our 2004 and 2005 general and administrative expenses is as follows:

			Variance
	2004	2005	Increase	%

General and Administrative	$7,254,000	$9,557,000	$2,303,000	31.7%

This increase is due to increased staff costs in the U.S. and Switzerland and the addition of Cashtech administrative personnel.

Provision for Doubtful Accounts. Management’s assessment for uncertainties of outstanding debts collectibility is reflected in our provision for doubtful accounts. A comparison between our 2004 and 2005 provision for doubtful accounts is as follows:

			Variance
	2004	2005	Increase	%

Provision for Doubtful Accounts	$269,000	$552,000	$283,000	105.2%

The increase in the provision for doubtful accounts reflects greater customer specific provisions in 2005 coupled with the settlement of previously accrued matters resulting in the accounts no longer being deemed doubtful of collection.

Financial Income, Net. A comparison between our 2004 and 2005 financial income, net is as follows:

			Variance
	2004	2005	Increase	%

Financial Income, net	$727,000	$1,085,000	$358,000	49.2%

The increase of the net financial income is primarily due to a increase in our cash of $3.0 million and the increasing interest and dividend rates we earned on our cash, cash equivalents and marketable securities.

Income Taxes. A comparison between our 2004 and 2005 income taxes is as follows:

			Variance
	2004	2005	Increase	%

Income Taxes	$475,000	$1,166,000	$691,000	145.5%

Increasing profits in India coupled with continued profitability of our Swiss subsidiary resulted in an increased tax liability.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues.

			Variance
	2003	2004	Increase	%

Total Revenues	$47,614	$58,537	$10,923	22.9%

The increase in revenues was primarily attributable to (i) new CASHplus sales inclusive of billable enhancement requests and installed hosting services solutions which increased revenues by $1.7 million; (ii) revenues from launch of Global PAYplus in the United States, inclusive of a new major bank, strong sales of PAYplus for CLS and PAYplus USA solutions in both license and hosting services solution form which increased revenues by $5.9 million; (iii) increased service fees related to BBP’s IGTplus implementation which increased revenues by $2.0 million; and (iv) a new securities services initiative which generated $1.3 million in new revenues.

Software License Fees. Software license fees consist of revenues derived from software license agreements we enter into with our customers. A comparison between our 2003 and 2004 software license fees is as follows:

			Variance
	2003	2004	Increase	%

Software License Fees	$13,236,000	$16,395,000	$3,159,000	23.9%

The increase was attributable to increasing market awareness and acceptance of the Company’s new product offerings as well as increased spending on the part of the IT departments of financial institutions. The notable aspects are (i) increased CASHplus sales which increased fees by $705,000; the launch of Global PAYplus in the United States and the continued strong sales of PAYplus USA which increased which increased fees by $2.6 million; offset by a decline in license fees of BBP of ($170,000).

Maintenance and Services Fees. A comparison between our 2003 and 2004 maintenance and services fees is as follows:

			Variance
	2003	2004	Increase	%

Maintenance and Services Fees	$34,011,000	$41,827,000	$7,816,000	23%

The increase in fees relates to (i) increases in maintenance fees payable for newly installed banks of $2.3 million; (ii) increases in the fees related to customizations and product installations, particularly with respect to two major clients, which increases totaled $4.1 million; and (ii) an offset due to a decline in fees from hosting services of ($1.1 million).

Hardware Sales. A comparison between our 2003 and 2004 hardware sales is as follows:

			Variance
	2003	2004	Decrease	%

Hardware Sales	$367,000	$315,000	($52,000)	(14.2%)

The decrease in hardware sales is attributable to a decrease in the number of transactions in which our customers also purchased hardware through us.

Software License Costs. A comparison between our 2003 and 2004 software license costs is as follows:

			Variance
	2003	2004	Increase	%

Software License Costs	$493,000	$626,000	$133,000	27%

The increase in costs is due to a increase in third-party embedded software utilized by our newer CASHplus and Global PAYplus environments. The combination of additional embedded software and more licenses granted caused the increase noted.

Amortization of Capitalized Software Development Costs. A comparison between our 2003 and 2004 amortization of capitalized software development costs is as follows:

			Variance
	2003	2004	Increase	%

Amortization of Capitalized Software Development Costs	$1,576,000	$1,576,000	$0.00	0.0%

This reflects the amortized capitalized software development costs in connection with our Global PAYplus product. The variance was not significant.

Amortization of Other Acquired Intangible Assets. A comparison between our 2003 and 2004 amortization of other acquired intangible assets is as follows:

			Variance
	2003	2004	Increase	%

Amortization of Other Acquired Intangible Assets	$940,000	$966,000	$26,000	2.8%

The increase in amortization resulted from exchange rate differences for assets related to BBP plus the effects of the Datasphere and Cashtech acquisitions.

Maintenance and Services Costs. A comparison between our 2003 and 2004 maintenance and services costs is as follows:

			Variance
	2003	2004	Increase	%

Maintenance and Services Costs	$17,901,000	$23,001,000	$5,100,000	28.5%

Maintenance costs declined by ($867,000), which we attribute to the impact of staff reductions previously implemented as described above. Services costs increased by $3.5 million, primarily related to the number personnel assigned to Global PAYplus and PAYplus USA engagements. Hosting costs increased $2.2 million due to staffing increases and related infrastructure costs related to the set-up phase of newly sold contracts.

Hardware Costs. A comparison between our 2003 and 2004 hardware costs is as follows:

			Variance
	2003	2004	Decrease	%

Hardware Costs	$306,000	$266,000	($40,000)	(13.1%)

The reduction in costs is commensurate with the decrease in hardware sales previously noted.

Software Development. A comparison between our 2003 and 2004 software development is as follows:

			Variance
	2003	2004	Increase	%

Software Development	$9,690,000	$11,171,000	$1,481,000	15.3%

We did not capitalize any software development costs in 2004 or 2003, since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short, and consequently, these costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in costs is primarily due to the addition of 32 staff in the United States and Israel to handle new engagements and projects as well as the 174 Cashtech staff added by acquisitions, prorated for a partial year from the acquisition date. We also experienced an increase in consulting fees payable of $525,000 which related to work on new software customization projects.

Selling and Marketing. A comparison between our 2003 and 2004 selling and marketing expenses is as follows:

			Variance
	2003	2004	Increase	%

Selling and Marketing	$9,998,000	$11,193,000	$1,195,000	12.0%

The increase in selling and marketing expenses was principally due to (i) an increase in commissions of $526,000 related to the 23% revenue growth achieved; and (ii) increases in the costs associated with trade shows and the annual user conference which totaled $200,000.

General and Administrative. A comparison between our 2003 and 2004 general and administrative expenses is as follows:

			Variance
	2003	2004	Increase	%

General and Administrative	$6,678,000	$7,254,000	$576,000	8.6%

This increase was due to the addition of five U.S. administrative personnel and 23 Cashtech administrative personnel.

Provision for Doubtful Accounts. A comparison between our 2003 and 2004 provision for doubtful accounts is as follows:

			Variance
	2003	2004	Decrease	%

Provision for Doubtful Accounts	$350,000	$269,000	($81,000)	(23.1%)

The decrease in the provision for doubtful accounts reflected the settlement of previously accrued matters resulting in the accounts no longer being deemed doubtful of collection.

Financial Income, Net. A comparison between our 2003 and 2004 financial income, net is as follows:

			Variance
	2003	2004	Increase	%

Financial Income, net	$671,000	$727,000	$56,000	8.3%

The increase of the net financial income was primarily due to a increase in the interest and dividend rates we earned on our cash, cash equivalents and marketable securities.

Income Taxes. A comparison between our 2003 and 2004 income taxes is as follows:

			Variance
	2003	2004	Increase	%

Income Taxes	$286,000	$475,000	$189,000	66.1%

The elimination of a deferred tax asset and increasing profits, both in Switzerland, resulted in an increased tax liability.

B. Liquidity and Capital Resources.

We have financed our operations primarily through the sale of equity securities in the amount of approximately $139.7 million including net proceeds from the 1998 initial public offering in the amount of approximately $29.0 million, proceeds from the follow-on 1999 public offering in the amount of approximately $92.3 million and grants from the Government of Israel, Office of the Chief Scientist to fund new product development. In addition, we raised $1,363,000 from the exercise of employee options in 2005. As of December 31, 2005, working capital was $49.9 million, which included cash and cash equivalents, short term deposits and marketable securities of $49.6 million. Working capital has increased from December 31, 2004 primarily due to shorter maturities in our marketable securities investments resulting in the move from long-term to short-term.

Cash flows from operations. Net cash provided by operating activities amounted to $10.3 million for the year ended December 31, 2005 as compared to net cash provided by operating activities of $7.6 million for the year ended December 31, 2004. This increase of $2.7 million was primarily due to an increase in profitability plus an increase in deferred revenues due to accelerated collection of 2006 maintenance, a decrease in trade receivables, net, offset by an increase in accounts receivable and prepaid expenses.

Cash flows from investing activities. Net cash used in investing activities amounted to $3.3 million for the year ended December 31, 2005 as compared to $8.1 million for the year ended December 31, 2004. During the year ended December 31, 2005, proceeds from marketable securities amounted to $21.0 million compared to $27.0 million for the year ended December 31, 2004 while investments in marketable securities amounted to $16.0 million in 2005 as compared to $26.0 million in the year ended December 31, 2004. We invested $2.0 million net of cash acquired to purchase our Radius Partners subsidiary and to pay additional amounts as per the terms of the acquisition agreement with Cashtech. Purchases of property and equipment increased $1.1 million to $5.4 million for the year ended December 31, 2005 from $4.3 million for the year ended December 31, 2004. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2006, our anticipated capital expenditures are $5.7 million - See Item 4A.

Cash flows from financing activities. Net cash provided by financing activities was $1.4 million for the year ended December 31, 2005 as compared to $0.5 million for the year ended December 31, 2004. The decrease was primarily due a decrease in proceeds from the issuance of share capital and exercise of stock options.

On February 21, 2002, the Company’s Board of Directors authorized the purchase of up to one million of our Ordinary Shares from time to time on the open market. By December 31, 2003, the Company had purchased a total of 21,500 shares. No shares were purchased during 2004 and 2005. On June 4, 2006, the Company's Board of Directors authorized to utilize up to $20 million to purchase Ordinary Shares from time to time on the open market. By June 13, 2006, the Company had purchased a total of 76,215 shares at a cost of $769 thousand.

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

Effective Corporate Tax Rate

Our development facility in Israel has been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments. We have derived, and expect to continue to derive, a portion of our income from Approved Enterprise investments. The Company has elected the alternative benefits program, which provides for a waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the Approved Enterprise program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to Israeli corporate taxes at the reduced rate of 10% to 25%, for an additional eight years.

We completed our investment in accordance with its initial approval enterprise program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and will be subject to the reduced tax rates for eight years ending in 2005 (subject to an adjustment based upon the foreign investors’ ownership in us). In 1998, we received approval for our first expansion program. In 2000, we received approval for our second expansion program and in July 2004 we received approval for our third expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate, as mentioned above, for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income has been derived from the programs. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. See “Note 14b - Income Taxes” for additional information.

At December 31, 2005, we had net operating loss (“NOL”) carryforwards of approximately $50.3 million and $23.3 million in the United States and in Israel, respectively. The U.S. NOL carryforwards begin to expire in 2010 through 2025 and the Israeli NOL carryforwards have no expiration. See Note 12 to the Consolidated Financial Statements.

C. Research and Development, Patents and Licenses, etc.

During 2005, $13.5 million in current expense charges was made related to the development of our software with no capitalized costs. During 2004 and 2003, $11.2 million and $9.7 million, respectively, in current expense charges were made with no capitalized costs for our software. There were no Office of the Chief Scientist grants in 2003, 2004 or 2005.

D. Trend Information.

Our trends are disclosed above in the Overview of this Item 5, “Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2005, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

		Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$10,399	$2,087	$3,991	$2,169	$2,152

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.  Directors and Senior Management.

The following table lists the names and ages of the current directors and executive officers:

NAME	AGE	POSITION
Gideon Argov	49	Chairman of the Board of Directors
Reuven Ben Menachem	45	Chief Executive Officer, Director
Yaffa Krindel	51	Director
George M. Lieberman	63	Director
Stanley Stern	49	Director
Gil Weiser	64	Director
Ben-Zion Zilberfarb	56	Director
Joseph J. Aulenti	60	Senior Vice President, General Counsel and Secretary
Yoram Bibring	48	Chief Financial Officer
Joseph P. Mazzetti	65	Executive Vice President, Corporate Development
Michael Sgroe	50	President & Chief Operating Officer

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

Yaffa Krindel was elected as a director on February 12, 2004. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star Ventures in 1997 as the managing partner of Star Ventures in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of OrSense Ltd., Trivnet Inc., Negevtech Ltd., Siano Mobile Silicon Inc., Alfy Inc. and Broadlight Incorporated. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

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

Gil Weiser has served as a director of Fundtech since July 2000 and as a director of BBP, the Company’s wholly owned Swiss subsidiary since May 2001. Beginning in 2000 to the present, Mr. Weiser has served as Chairman or Director of various Israeli high-tech companies. In addition, Mr. Weiser has served as a director of the Tel Aviv Stock Exchange from 2003 until 2004. From 2000 until 2001, Mr. Weiser served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank located in Tel Aviv, Israel. From 1995 until 2000, Mr. Weiser served as the General Manager of Hewlett Packard (Israel), a distributor of Hewlett Packard products and services located in Tel Aviv, Israel. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Corp. Israel. Mr. Weiser has and continues to hold significant public positions including Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center. Presently he serves as Chairman of the Executive Board of Haifa University, one of the leading institutions of higher education in Israel and is a member of the Israel High-Tech Association Executive Committee. Mr. Weiser holds a Bachelors degree from the Technion in Haifa, Israel and a Masters from the University of Minnesota in Minneapolis.

Currently Serving External Directors under the Companies Law

George M. Lieberman has served as a director of Fundtech since 1998 and as an external director since 2000. Mr. Lieberman has more than 30 years of IT management and development experience across a broad spectrum of industries. He regularly serves as CEO of companies at the request of their venture investors. Mr. Lieberman is currently CEO of Enforsys Inc., a law enforcement workflow management system company, and a senior advisor to WebScreen Ltd., a network security company. Mr. Lieberman was the CEO of Pragmatic Vision Inc. and of Gen3 Partners, subsequent to its merger with Pragmatic Vision, until December 2003. Mr. Lieberman was the Chief Information Officer of Wit Capital Group, a pioneer Internet investment banking firm until April 2000. Prior to January 1999, he held a number of positions at Merrill Lynch & Co., including First Vice President of Technology Strategy and Planning, where he participated in setting the Merrill Lynch and Co. Internet financial services strategy. He was also on the advisory board of the Technology Mezzanine Funding group that oversees the venture technology investment for the firm’s own account. Additionally, he was a member of the Merrill Lynch Technology Advisory Board for the Global Technology Research Department. Prior to joining Merrill Lynch, Mr. Lieberman developed major systems projects at many financial industry companies including Citibank and ADP. Mr. Lieberman holds advanced degrees in Industrial Engineering and Operations Research. Mr. Lieberman is the current Chairman of the Corporate Advisory Board of The Institute for Technology and Enterprise, at the Polytechnic University of New York. He holds two computer related patents.

Ben-Zion Zilberfarb has served as an external director since his election to the Board of Directors in January 2002. Dr. Zilberfarb has served as a Professor of Economics since 1988 and head of the A. Meir Center for Banking since the fall of 2000, at Bar-Ilan University located in Ramat-Gan, Israel. He is Edmond de Rothschild Professor of Global Asset Management at Netanya Academic College, Israel. Dr. Zilberfarb also served as the Director General of the Ministry of Finance from March 1998 until July 1999 and as Chairman of the Board of Euro-Trade Bank from March 2000 until April 2001. Dr. Zilberfarb has served on various government committees since 1982, including most recently, as a member of the committee to privatize El Al Airlines, and as a member of the U.S. Israel Bi-national Science Foundation. From January 1989 until February 1998, Dr. Zilberfarb served as the Chairman of the Investment Committee of Bank Leumi Provident Funds, a mutual fund located in Tel Aviv, Israel and as a consultant to several other financial institutions and several government and regulatory authorities including the Israel Securities Authority and the Bank of Israel. Dr. Zilberfarb served as Chairman of the Board of Directors of Karnit Insurance Co. from 1998 until 2002. Recently, he had been on the Board of Directors of Partner Communications and chairman of the investment committee of Clal Gemel (provident funds and study funds of Clal Insurance Company). Presently he is on the Board of Israel Discount Bank, Brimag Digital Age, and Deleq Co. Dr. Zilberfarb has earned a Ph.D. in Economics from the University of Pennsylvania and both an M.A. and a B.A. in Economics from Bar-Ilan University.

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

Yoram Bibring has served as Chief Financial Officer since joining Fundtech in September 2001. Prior to joining Fundtech, Mr. Bibring served from April 1999 until May 2001 as Chief Financial Officer of ViryaNet, a provider of software solutions to the workforce management market, located in Southborough, Massachusetts. From November 1998 until April 1999, Mr. Bibring served as a Financial Consultant for ViryaNet and others. Prior to joining ViryaNet, Mr. Bibring served from February 1998 until November 1998 as Chief Financial Officer of Americash, Inc., a leading operator of e-cash platforms located in New York, New York, which was sold to American Express. Prior to joining Americash, from January 1990 until January 1998, Mr. Bibring was employed by Geotek Communications, a wireless communications service provider located in Montvale, New Jersey, where he served initially as Chief Financial Officer and then as the President of its International Division. Mr. Bibring’s financial career also includes several years in public accounting in Israel and the United States. He holds a B.A. in Accounting and Economics from Tel-Aviv University and is a certified public accountant in both Israel and the United States.

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

Michael Sgroe has served as President and Chief Operating Officer of Fundtech since April 2004. Prior to that time Mr. Sgroe held positions as Chief Operating Officer, President of U.S. Products & Operations and Senior Vice President and General Manager of the U.S. Payments Division since joining Fundtech in May 2000. Before joining Fundtech, Mr. Sgroe was employed for over 16 years at Chase Manhattan Bank, where he served as Vice President with responsibility for developing and deploying high-performance solutions for the bank’s Payments and Cash Management businesses. During this period, Mr. Sgroe also served as Chief Information Officer and Vice President of Technology and Operations for the e-Procurement solutions provider Metiom, an e-commerce start-up with an equity ownership position held by Chase Manhattan Bank. Mr. Sgroe began his career in 1979 at Morgan Guaranty Trust, where he held assignments both in New York and in London. Mr. Sgroe holds a B.A. in Anthropology from the City University of New York.

B.  Compensation.

We have entered into an employment agreement with Reuven Ben Menachem, which provides for annual review of his compensation by the Compensation Committee and Board of Directors. Mr. Ben Menachem’s compensation as a director of the Company is also subject to shareholder approval. Mr. Ben Menachem’s agreement also provides for a notification period in the event the agreement is terminated without cause.

In addition, Gil Weiser, a member of the Board of Directors, received $2,200 per month during 2005 to provide consulting services and to serve as the Chairman of the Executive Committee of BBP, our indirectly wholly owned Swiss subsidiary. This agreement was not renewed for 2006. See Item 7B below for “Related Party Transactions.”

The aggregate remuneration we paid for the year ended December 31, 2005 to our directors and executive officers as a group was $1,828,400 in salaries and bonuses, inclusive of the retainer payments to directors as described below. In addition, certain officers are provided a car allowance that totaled $40,100 for 2005. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers.

In December of 2005, the shareholders approved payment of an annual retainer of $25,000 to non-employee directors for future annual periods, beginning January 1, 2006, payable on a quarterly basis of $6,250 per quarter, provided that any such quarterly payment for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter. In addition, shareholders approved that the Chairman of the Board of Directors shall be entitled to an additional annual payment of $25,000, payable on a quarterly basis of $6,250 per quarter, and the Chairman of the Audit Committee of the Board of Directors (provided that such Chairman is not an external director under the Companies Law) shall be entitled to an additional annual payment of $5,000 payable on a quarterly basis of $1,250 per quarter, provided that any such quarterly payment(s) for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter.

All directors are reimbursed for their reasonable expenses for each Board of Directors meeting attended. For our external directors, such reimbursement is made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion set forth under “External Directors,” in subsection C of this Item 6.

Directors Compensation

The sole compensation paid directors for attending meetings of the Board of Directors or committee meetings of the Board of Directors is the retainer described above. We also reimburse directors for their reasonable travel expenses. Subject to shareholder approval for each of the proposed grants, directors also receive options to purchase Ordinary Shares or restricted share grants as noted below.

Option or Restricted Share Grants in Last Fiscal Year

During 2005, options to purchase 10,000 Ordinary Shares in aggregate were granted to our executive officers. The weighted average exercise price of these options was $10.01 per share for the executive officers, with vesting semi-annually over a four year period. Executive officers options were granted under the 1999 Employee Option Plan. Options granted under the 1999 Employee Option Plan expire ten years from the date of grant. In addition, grants of restricted stock totaling 103,331 were made to our directors and executive officers under the terms of the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (the 2005 Plans”). Director shares vest quarterly over a one-year period, and executive management shares vest semi-annually over a three-year term. The share price on the grant date for the director shares was $10.37 per share. The share price on the grant date for the executive management shares was $10.37 per share.

C.  Board Practices.

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Gideon Argov (2)(4)(5)	Chairman	July 22, 2003	2006 Annual Meeting
Reuven Ben Menachem	Chief Executive Officer, Director	October 28, 2002	2006 Annual Meeting
Stanley Stern (2)(3)	Director	July 22, 2003	2006 Annual Meeting
Yaffa Krindel (2)(3)	Director	February 12, 2004	2006 Annual Meeting
Gil Weiser (2)(4)(5)	Director	October 28, 2002	2006 Annual Meeting
George M. Lieberman (1)(2)(3)(4)(5)(6)	Director	November 30, 2000	2006 Annual Meeting
Ben-Zion Zilberfarb (1)(2)(3)(7)	Director	January 31, 2002	2007 Annual Meeting
Joseph Aulenti	Senior Vice President, General Counsel and Secretary	October 1, 2002	Not Applicable
Yoram Bibring	Chief Financial Officer	September 6, 2001	Not Applicable
Joseph P. Mazzetti	Executive Vice President, Corporate Development	June 1, 2001	Not Applicable
Michael Sgroe	President & Chief Operating Officer	June 1, 2001	Not Applicable

(1) External Director under the Companies Law.

(2) NASDAQ Independent Director.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Nominating Committee.

(6) Mr. Lieberman was elected for a second and final three year term as an external director on December 18, 2003.

(7) Mr. Zilberfarb was elected for a second and final three year term as an external director on December 21, 2004.

Our Articles of Association (the “Articles of Association”), provide that, unless otherwise resolved by a resolution of the General Meeting, our Board of Directors shall consist of not less than five and not more than seven directors. Officers serve at the discretion of the Board of Directors.

Prior to every annual meeting, the Board of Directors selects a panel of between five and seven persons to be proposed to the shareholders of Fundtech for election as directors. Such individuals, if elected, serve as directors until the next annual meeting. The above does not apply to the nomination of “external” directors under the Companies Law, as explained below. Except for such nominees, no panel of candidates for a directorship may be proposed at an annual meeting unless shareholders holding at least 10% of our issued and outstanding shares who are entitled to attend and vote at a meeting deliver to Fundtech a proper notice in writing, stating that such shareholders intend to propose candidates for such directorships instead of the nominees proposed by the Board of Directors. The directors, other than the “external” directors under the Companies Law, are elected by a resolution at every annual meeting, for a term of office which shall end upon the convening of the first annual shareholder meeting held after the date of their election.

The Articles of Association provide that a director may appoint, by written notice to Fundtech, any individual to serve as an alternate director, subject to the provisions of the Companies Law. Any of our residing directors can-not serve an as alternate director for any of the other directors. Any alternate director shall have all of the rights and obligations of the appointing director except the power to appoint an alternate for himself or herself. Unless the period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for a period of time concurrent with the term of the appointing director.

We have no service contracts in place with any of our directors in their capacity as such that provide for benefits upon termination of their services as directors.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel (i.e., public companies) are required to appoint two independent or “external” directors to their Board of Directors. A person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under such person’s control, has, as of the date of the person’s election as an external director, or had, during the two years preceding such election, any affiliation with the company, any person or entity controlling the company or any entity controlled by the company or by this controlling entity. The term “affiliation” includes:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; and/or

•	service as an office holder.

A person may not serve as an external director if the person’s other duties or responsibilities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director.

Under recent amendments to the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” In Company Law Regulations, the Minister of Justice elaborates on the terms “expertise in finance and accounting” as follows:

•
An expert in the field of finance and accounting is one who, as a result of education, experience and qualification, possesses an understanding in the field of business, which enables him to comprehend financial reports and allows him to manage discussions regarding the method in which such information should be displayed.

•
One has professional qualifications if he possesses one of the following; an academic degree in one of the following fields: economics, business, accounting, law, public administration, or, another academic degree, or has completed an alternative form of higher education, all in the professional area in which the company deals or in an area relevant to the position, or, has five years experience in one, or at least two years in two, of the following; a senior position in the field of business administration in a company, a senior position in public service or in a senior position in the same field as the company.

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

The majority of the shareholders in a general meeting must elect the external directors. Such majority must either include at least one-third (1/3) of the shares of non-controlling shareholders voting on the matter, or the total shares of non-controlling shareholders voting against the election may not represent more than one percent (1%) of the voting rights in the company.

George Lieberman and Ben-Zion Zilberfarb currently serve as “external” directors within the meaning prescribed by the Companies Law. Mr. Lieberman’s second and final term of office ends after the 2006 Annual Shareholder Meeting. Mr. Zilberfarb’s second and final term of office ends after the 2007 Annual Shareholder Meeting.

Independent Directors

The Ordinary Shares are listed for quotation on The NASDAQ National Market and are subject to the rules of The NASDAQ National Market applicable to quoted companies. Under The NASDAQ rules, we are required to appoint a sufficient number of independent directors for them to constitute a majority. The independence standard under the NASDAQ rules excludes any person (i) who is an officer or employee of the Company or its subsidiaries, or (ii) that the board of directors believes has a relationship that would interfere with such individual’s independent judgment as a director. Additional circumstances that preclude an individual from serving as an Independent Director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation in excess of $60,000 per annum. Gideon Argov, Yaffa Krindel, George Lieberman, Stanley Stern, Gil Weiser and Ben-Zion Zilberfarb qualify as independent directors and meet the independence standard of the NASDAQ rules.

Audit Committee

Pursuant to the Companies Law, the Board of Directors of a public company must appoint an Audit Committee. The Audit Committee must be comprised of at least three directors, including all of the external directors elected as such in accordance with the requirements of the Companies Law. The Audit Committee may not include the chairman of the Board of Directors, any director we employ or any director who provides significant services to us on a regular basis or a controlling shareholder or his relative. The roles of our audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

Under the NASDAQ rules, we are required to form an audit committee consisting of at least three independent directors. In addition, NASDAQ requires that the members of the audit committee (a) not have any relationship to the company that may interfere with the exercise of their independence, and (b) must be financially literate.

Under the NASDAQ rules and the Sarbanes-Oxley Act, the audit committee (i) has the sole authority and responsibility to select, evaluate, and, where appropriate, replace the company’s independent auditors, (ii) is directly responsible for the appointment, compensation and oversight of the work of the independent auditors for the purpose of preparing its audit report or related work, and (iii) is responsible for establishing procedures for (A) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and (B) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters. The audit committee is required to consult with management but may not delegate these responsibilities.

In addition to such functions as the audit committee may have under the Companies Law or under the NASDAQ rules, the primary purpose of our audit committee is to assist the board of directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the company’s financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results.

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

The members of the Audit Committee for the fiscal year ended December 31, 2005 were Stanley Stern, Chairman, George Lieberman, Ben-Zion Zilberfarb and Yaffa Krindel. Ms. Krindel qualifies as a financial expert under the Sarbanes-Oxley Act of 2002. We do not anticipate a change in committee composition during 2006.

Compensation Committee

The members of the Compensation Committee for the fiscal year ended December 31, 2005 were George Lieberman, Chairman, Gideon Argov and Gil Weiser. No member of the Compensation Committee is an officer or employee of the Company and each is an independent director. The responsibilities of the Compensation Committee include administering our stock plans and approving the compensation of our executive officers. We do not anticipate a change in committee composition during 2006.

Nominating Committee

In accordance with NASDAQ rules, a Nominating Committee was established in 2004. Its members are Gil Weiser, Chairman, Gideon Argov and George Lieberman. The Nominating Committee is responsible for making recommendations with respect to (i) the nomination by the Board of Directors of qualified candidates to serve as our Directors, (ii) Board committee assignments and (iii) chair appointments. The Nominating Committee has adopted a charter, as well as policies and procedures governing its activities. The committee has also adopted and published policies and procedures governing communications from shareholder or other interested parties to the board of directors. We do not anticipate a change in committee composition during 2006.

Duties Under the Companies Law

The Companies Law codifies the fiduciary duties that an “office holder,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the same level of skill with which a reasonable office holder in the same position would act under the same circumstances. This includes a duty to use reasonable means to obtain information on the advisability of a given action brought for such office holder’s approval or performed by him by virtue of his position, and all other significant information pertaining to such action. The duty of loyalty requires an office holder to act in good faith and for the company’s benefit, and includes avoiding any conflict of interest between the office holder’s position in the company and any other position held by him or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors, in certain cases with the prior approval of the Audit Committee, and, with respect to indemnification and insurance of these office holders, also require Audit Committee approval. Arrangements regarding the compensation of directors, regardless of whether to be paid in such director’s position as a director or employee of the Company, require the approval of the Audit Committee, Board of Directors and shareholders.

Internal Auditor

Under the Companies Law, the Board of Directors of a public company must appoint an internal auditor proposed by the audit committee. The duty of the internal auditor is to examine, inter alia, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. We have appointed BKR Yarel, Haguel & Co., as the internal auditor.

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

D.  Employees.

The following table summarizes the main category of activity and geographic location of our employees as of December 31, 2005:

	Software Development	Operations	Sales and Marketing	Administration	Total Employees

United States	74	95	28	27	224
Israel	17	59	2	1	79
Switzerland	14	21	8	8	51
United Kingdom	0	11	5	1	17
Australia	0	2	0	0	2
India	16	180	9	28	233
					606

We consider ourselves to have good relations with our employees and have never experienced a labor dispute, strike or work stoppage. Our employees are not represented by a labor union.

None of our employees is a party to a collective bargaining agreement with us. However, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the workday, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment. Under these provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index. The amount and frequency of these adjustments are modified occasionally.

As a general practice, although not legally required, we contribute funds on behalf of most of our full-time employees in Israel to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee, provides for payments to the employee upon retirement or death and secures severance pay, if any, to which the employee is legally entitled upon termination of employment. The remaining part of this obligation is presented on our balance sheet as a provision for severance pay. See Note 2(l) to the Consolidated Financial Statements.

Our Cashtech subsidiary, as required by Indian regulations, provides a severance payment to any employee who resigns after working for five years with Cashtech. This obligation, whose valuations are carried out by an independent actuary, is reflected on the Cashtech balance sheet.

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United Kingdom, Switzerland, Australia, Singapore and India. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

E.  Share Ownership.

Security Ownership of Directors and Senior Management and Certain Key Employees

As of June 14, 2006, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was as follows:

Owner:	No. of Ordinary Shares:

Gideon Argov	Beneficially owns less than one percent.

Reuven BenMenachem	466,219 (3.1%)

George M. Lieberman	Beneficially owns less than one percent.

Stanley Stern	Beneficially owns less than one percent.

Gil Weiser	Beneficially owns less than one percent.

Ben-Zion Zilberfarb	Beneficially owns less than one percent.

Yaffa Krindel	Beneficially owns less than one percent.

Joseph J. Aulenti	Beneficially owns less than one percent.

Yoram Bibring	Beneficially owns less than one percent.

Joseph P. Mazzetti	Beneficially owns less than one percent.

Michael Sgroe	Beneficially owns less than one percent.

Leslie Bertha	Beneficially owns less than one percent.

Carlo Frey	Beneficially owns less than one percent.

Gil Gadot	Beneficially owns less than one percent.

Uri Melzer	Beneficially owns less than one percent.

Moti Porath	Beneficially owns less than one percent.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date and all restricted shares that will be released from any vesting schedule within 60 days of such date. No director is affiliated with a Major Shareholder.

As of June 14, 2006, options to purchase up to 1,210,125 Ordinary Shares granted to our directors, senior managers and certain key employees were outstanding under our option plans. The weighted average exercise price of these options was $7.90 per share. From these options, options to purchase 34,375 Ordinary Shares granted to our directors and executive employees are exercisable or will become exercisable within 60 days of June 14, 2006.

As of June 14, 2006, we had 41 shareholders of record.

Equity Compensation Plans

Fundtech had established two plans for granting share options to our employees and one plan for granting share options to our directors: the Fundtech Limited 1997 Israeli Share Option Plan for the Employees of Fundtech Ltd. (the “1997 Plan”); the Fundtech Ltd. 1999 Employee Option Plan (the “1999 Option Plan”); and the Fundtech Ltd. Directors’ Option Plan (the “Directors’ Option Plan,” and together with the 1997 Plan and the 1999 Option Plan, the “Company Option Plans”). The 1997 Plan has expired. On December 21, 2005, the shareholders approved the adoption of two new equity plans, the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (the “2005 Plans”), which are discussed below.

Pursuant to the Company Option Plans, a total of 3,592,815 options were allocated for grant to employees and directors of Fundtech and its subsidiaries, and an equal number of Ordinary Shares have been reserved for issuance upon the exercise of such options. As of December 20, 2005, 2,407,521 of these options were outstanding, 663,306 of these options had been exercised, and 521,988 options remain available to be granted.

1997 Stock Option Plan

The 1997 Plan was adopted in December 1997. The options granted under the 1997 Plan expire five years from the date of grant and vest as determined by the Compensation Committee or the Board of Directors at the time of the grant, generally over a period of four years. As of December 20, 2005, 1,376,747 Ordinary Shares were reserved and allocated to the 1997 Plan of which 1,376,747 options have been exercised. By authorization of the shareholders granted on October 28, 2002, 491,814 options were transferred to the 1999 Plan and no options remain available.

1999 Stock Option Plan

The 1999 Option Plan was adopted in September 1999. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1999 Option Plan at the time of the grant. The options generally vest over a period of four years from the date of grant. As of December 20, 2005, 3,155,815 Ordinary Shares were reserved and allocated to the 1999 Option Plan. Of the 3,155,815 options available for grant under the 1999 Option Plan, as of December 20, 2005, 2,131,521 options were outstanding and 232,306 options had been exercised. By authorization of the shareholders granted on December 20, 2005, 391,988 options were transferred to the 2005 Share Option and Restricted Share Incentive Plans and no options remain available.

Directors’ Option Plan

The Directors’ Option Plan was adopted in May 1998. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the Directors’ Option Plan at the time of the grant. The options granted under the Directors’ Option Plan generally vest over a period between one and two years and expire five years from the date of grant. By authorization of the shareholders granted on December 20, 2005, 130,000 options were transferred to the 2005 Share Option and Restricted Share Incentive Plans and no options remain available.

Offer To Exchange/Tender Offer

In June 2002 we commenced a voluntary stock option exchange program for our employees. Under the program participating employees were given the opportunity to have unexercised stock options previously granted to them cancelled, and to receive replacement options at a future date. Replacement options were granted at a ratio of one new option for each one option cancelled (provided that the grantees were still employed by the Company on the date of the new grant), at an exercise price equal to the fair market value of our Ordinary Shares on the date of the re-grant.

Pursuant to the terms of the offer, 1,025,700 options were cancelled on July 16, 2002. We granted the 969,311 replacement options on January 17, 2003.

2005 Share Option and Restricted Share Incentive Plans

On December 21, 2005, the shareholders of the Company approved the adoption of the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (collectively, the “2005 Plans”). The 2005 Plans did not increase the maximum number of the Company's Ordinary Shares that may be issued under the Company's option plans. Rather, the Company transferred the aggregate number of un-granted Ordinary Shares as of the date on which the 2005 Plans are adopted, then reserved for issuance under the Company’s 1999 Employee Stock Option Plan and the Director’s Option Plan (the “Previous Plans”) to the 2005 Plans. Any options that remain available for grants under the Previous Plans are now available for subsequent grants of awards under the 2005 Plans. In addition, if any outstanding award under the Previous Plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Plans. The cumulative number of such shares that may be so issued under the 2005 Plans, inclusive of any award or grant under the Previous Plans, may not exceed 3,592,815 shares. Grants under the 2005 Plans vest over periods of between one and four years. As of June 14, 2006, 187,201 restricted shares had been granted under the 2005 Plans.

Administration of Our Plans

The Compensation Committee of the Board of Directors administers our plans. Under the plans, options or restricted shares to purchase our Ordinary Shares may be granted to the officers, directors, employees or consultants of the Company or of any of our subsidiaries. Under the plans, the Compensation Committee of the Board of Directors shall determine the exercise price of options. The Board of Directors also determines the vesting schedule of the options and restricted shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  Major Shareholders.

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of June 14, 2006, for each person or group that we know owns 5% or more of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days. Applicable percentage ownership in the table set forth below is based on 15,123,858 Ordinary Shares outstanding as of June 14, 2006.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE BENEFICIALLY OWNED

Clal Industries and Investments Ltd.(1)	5,350,761	35.4%
Cannell Capital LLC(2)	2,280,800	15.1%
FMR Corp. (3)	847,800	5.6%
All directors and executive officers as a group (11 persons)	1,244,500	8.2%

1.
Clal Industries and Investments Ltd., or “Clal”, is an Israeli corporation and is controlled by IDB Development Corporation Ltd., or “IDBD”, which, in turn, is controlled by IDB Holding Corporation, or “IDBH”, all of which companies are considered part of the IDB group.

Based upon publicly available information, as at March 1, 2006, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden”, a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd., or “Manor”, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat”, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD and a director and co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, holds 11.35% of the equity of and voting power in IDBH; (b) Ganden holds a further 6.71% of the equity of and voting power in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.03% of the equity of and voting power in IDBH; (d) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity of and voting power in IDBH; and (e) Ms. Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of Clal), and Clal, of the Fundtech shares held by Clal; and (ii) with IDBD, of the Fundtech shares held by IDBD.

2.
As of June 14, 2006 beneficial ownership consisted of 2,280,800 Ordinary Shares held by investment advisory clients who have granted Cannell Capital LLC, for which J. Carlo Cannell is the Managing Member, with discretionary authority to buy, sell and vote shares. Shares are held by The Anegada Master Fund Limited (505,220 Ordinary Shares); The Cuttyhunk Fund Limited (535,366 Ordinary Shares); Tonga Partners, L.P. (802,792 Ordinary Shares); TE Cannell Portfolio, LLC (437,422 Ordinary Shares). The address of Cannell Capital LLC is 150 California Street, Fifth Floor, San Francisco, CA 94111. Cannell Capital LLC formerly held 17.4% of our Ordinary Shares. Based on information set forth on a Schedule 13G/A filed February 15, 2006 by Cannell Capital LLC.

3.
As of June 14, 2006 beneficial ownership consisted of 847,800 Ordinary Shares held by investment advisory clients who have granted Fidelity Management & Research Company, for which Edward C. Johnson 3d and FMR Corp., through its control of Fidelity each have the authority to buy, sell and vote shares.

14,999,276 of our Ordinary Shares (of which 13,534,001 are in CEDE account) constituting 90% of our Ordinary Shares are held by record holders located in the United States. 28 record holders are located in the United States. We have determined that in excess of 60% of our Ordinary Shares are beneficially owned by non-United States persons.

During the period between December 31, 2003 and June 14, 2006 Clal Industries and Investments Ltd. has purchased 132,540 Ordinary Shares increasing its percentage ownership from 31.19% to its present 35.4%. Cannell Capital LLC first reported purchasing Ordinary Shares in 2002. Cannell’s ownership was reported at 2,527,826 (17.4%) on December 31, 2003, but declined to 2,280,800 (15.1%) as of June 14 2006. FMR Corp. first reported the purchase of 1,317,700 Ordinary Shares in May 2005, decreasing to 847,800 as of June 14, 2006.

Our major shareholders do not have voting rights that differ from those of our other shareholders.

B.  Related Party Transactions.

Gil Weiser, a member of the Board of Directors, received $2,200 per month to provide consulting services and serve as the Chairman of the Executive Committee of BBP, our indirectly wholly owned Swiss subsidiary. This consulting agreement expires each year in March, unless extended by the Audit Committee or unless previously terminated by either party upon thirty (30) days advanced written notice to the other. This agreement was approved by the Audit Committee, the Board of Directors and the shareholders. The agreement expired in March 2006 and has not been renewed.

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

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he or she performed in his or her capacity as an office holder in relation to:

•	a breach of his/her duty of care to us or to another person;

•	a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or

•	a financial liability imposed upon him/her in favor of another person.

Indemnification

We previously undertook to undertake to indemnify in advance our directors and office holders for the breach of his or her duty of care to the fullest extent permitted by the Companies Law, and have entered into indemnification agreements with our directors.

Under Section 260(B) of the Companies Law, a company is entitled to undertake in advance to indemnify an office holder for the breach of his or her duty of care, provided that the articles of association of the company permit such indemnification in advance and further provided that such indemnification shall be limited to the type of events that, in the discretion of the Board of Directors of the company, may be anticipated at such time of undertaking and that such undertaking shall be limited to an amount which the Board of Directors deems reasonable in light of the applicable circumstances. These are specifically limited in their scope by Section 263 of the Companies Law, which provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any liability incurred as a result of the following: (a) a breach by the office holder of his fiduciary duty unless he acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his duty of care if such breach was done intentionally or recklessly; (c) any act or omission done with the intent to derive an unlawful personal benefit; or (d) any fine levied against such office holder. In addition, under Section 259 of the Companies Law a company may exempt an office holder from his duty of care to the company, in whole or in part and subject to the limitations of Section 263 of the Companies Law described above, provided that such actions are authorized by the company’s articles of association.

Fees and Reimbursement of Expenses for Members of the Board of Directors.

Our members of the Board of Directors are entitled to compensation and reimbursement of expenses for their services to the Company. See Item 6B above.

C.  Interests of Experts and Counsel.

Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

A.  Consolidated Financial Statements and Other Financial Information.

The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2003, 2004 and 2005, together with the report of the independent auditors thereon, are presented under Item 18 of this report:

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Operations

Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Legal Proceedings

We are not a party to any litigation or legal proceeding of a material nature, either in Israel or abroad, and are not aware of any other pending or threatened litigation that we believe may have a material adverse effect on us or our business.

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders. We intend to retain all future earnings for use in the development of our business and do not anticipate paying cash dividends in the foreseeable future. If we declare cash dividends, they could be taxable to the recipient. Because we have received benefits under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”), payment of cash dividends during the exemption period granted under the Investment Law will subject that portion of our income derived from the Approved Enterprise status granted to us under the Investment Law to Israeli taxes to which the income would not otherwise be subject. We intend to reinvest the amount of the tax-exempt income derived from our “Approved Enterprises” status permanently and not to distribute such income as dividends.

Under the Israeli Companies Law, dividends may be paid by an Israeli company only out of its profits, as defined in such law. Under the Companies Law, a company’s Board of Directors has the general authority to distribute dividends to the shareholders out of profits referred to above, and a company may determine in its Articles of Association that dividends may be approved: (i) by the general meeting, following a recommendation of the Board of Directors (the shareholders may reduce, but not increase, the dividends recommended by the Board of Directors), (ii) by the Board of Directors, after the shareholders have approved the maximum amount of dividends which may be distributed and (iii) in any other manner detailed in a company’s Articles of Association, provided that the company’s Board of Directors shall determine that such distribution complies with the provisions of the Companies Law. In the event we pay dividends, it is anticipated that any dividends paid to non-residents of Israel would be paid in NIS.

B.  Significant Changes.

None

ITEM 9.  THE OFFER AND LISTING.

Market Price Information

Our Ordinary Shares are quoted on The NASDAQ National Market under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

	HIGH	LOW
2001	18.13	3.42
2002	5.24	3.28
2003	8.58	3.30
2004	9.90	6.26
2005	11.23	8.09

2004
First Quarter	9.90	7.17
Second Quarter	7.97	7.01
Third Quarter	8.08	6.26
Fourth Quarter	8.76	6.44

2005
First Quarter	10.97	8.09
Second Quarter	10.59	9.90
Third Quarter	11.08	9.45
Fourth Quarter	11.23	9.61

2006
First Quarter	12.11	10.11

Most recent six months
December 2005	10.55	9.93
January 2006	12.11	10.27
February 2006	11.95	10.11
March 2006	12.05	10.15
April 2006	12.94	11.69
May 2006	12.23	10.47

On June 14, 2006, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ National Market, was $10.58 per share. As of June 14, 2006, we had 41 shareholders of record. We believe that the number of beneficial owners of the Ordinary Shares is approximately 1,217.

Since August 19, 2003, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.

	HIGH	LOW
2003	NIS 38.90	NIS 28.69
2004	46.38	28.39

2004
First Quarter	NIS 46.38	NIS 32.04
Second Quarter	36.05	32.15
Third Quarter	36.01	28.59
Fourth Quarter	38.27	28.71

2005
First Quarter	NIS47.66	NIS36.1
Second Quarter	46.47	43.00
Third Quarter	50.77	43.91
Fourth Quarter	50.37	45.36

Most recent six months
December 2005	NIS48.99	NIS46.1
January 2006	58.36	46.87
February 2006	56.9	47.43
March 2006	56.81	46.98
April 2006	58.52	53.98
May 2006	56.46	47.89

As of June 14, 2006, the exchange rate of the NIS to the U.S. Dollar was $1=NIS 4.494.

ITEM 10.  ADDITIONAL INFORMATION.

A.  Share Capital.

Not Applicable.

B.  Memorandum and Articles of Association.

Company’s objectives

The Company’s objectives, as set forth in our Articles of Association, are to carry on any business and do any act which is not prohibited by law. We may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

Directors

Any director is entitled to vote in a meeting of our Board of Directors, except that a director who has a personal interest in an “extraordinary transaction” (as defined below), which is considered at a meeting of our Board of Directors, may not be present at this meeting or vote on this matter. An “extraordinary transaction” is defined in the Companies Law as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) that is likely to have a material impact on the Company’s profitability, assets or liabilities.

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

Our business is managed by the Board of Directors, which may exercise all such company powers and perform on our behalf all such acts as are not, by the Companies Law or by our Articles of Association, required to be exercised or performed through a general meeting of our shareholders. Our Articles of Association provide that the Board of Directors may from time to time, at its discretion, cause us to borrow or secure the payment of any sum or sums of money for the Company’s purposes, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking of the whole or any part of our property, both present and future, including its uncalled or called but unpaid capital for the time being.

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

The distribution of dividends is under the discretion of our Board of Directors, which is under no obligation to distribute dividends to our shareholders out of the Company’s profits.

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

General Meetings

We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than the annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call for a general meeting whenever it sees fit, and, under the Companies Law, is required to call a general meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 21 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least, thirty-three and one-third percent (33 1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

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

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the public company that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders of the public company must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

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

E.  Taxation.

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our Ordinary Shares. A “U.S. Holder” means a holder of our Ordinary Shares who is:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•
a trust, (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion considers only U.S. Holders that will own their Ordinary Shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase Ordinary Shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. holder in light of such Holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including Holders that:

•	are broker-dealers or insurance companies;

•	are regulated investment companies or real estate investment trusts;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities”;

•	hold Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	hold their shares through partnerships or other pass-through entities;

•	are grantor trusts;

•	are certain former citizens or long-term residents of the U.S.;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate taxes.

Each holder of Ordinary Shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares. A U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on Ordinary Shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any Israeli taxes withheld therefrom) generally will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

The maximum U.S. federal income tax rate on certain qualified dividends paid to non-corporate U.S. Holders through 2010 is currently 15% and subject to U.S. ordinary tax rates thereafter. This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the year the dividends are paid or in the prior year, or if certain holding period or other requirements are not met. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to Ordinary Shares.

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the U.S. Holder’s regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source income for United States foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S.-source and foreign-source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. Israeli withholding taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion.

Taxation of the Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Individual U.S. Holders currently are subject to a maximum rate of 15% on long-term capital gains for taxable years beginning on or before December 31, 2010 and generally subject to a maximum capital gain rate of 20% thereafter. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is allocated to U.S. source income. Under the income tax treaty between the United States and Israel (the “Tax Treaty”), gain derived from the sale, exchange or other disposition of ordinary shares by a holder who qualifies as a resident of the United States and is entitled to claim the benefits under the Tax Treaty, and who sells the ordinary shares within Israel, may be treated as foreign-source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of our stock, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex rules including the required inclusion in income by such 10% U.S. Holders of their pro rata share of our “Subpart F income” (as defined by the Code) and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of our Ordinary Shares, gain from the sale or exchange of our Ordinary Shares by such 10% U.S. Holders is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. If we were a CFC, we would not be a passive foreign investment company, as discussed below, with regard to any such 10% U.S. Holder. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Passive Foreign Investment Company Status. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company treated as a corporation for U.S. Federal income tax purposes, U.S. or foreign, in which we are considered to own directly or indirectly 25% or more of the shares by value, is passive income, or (ii) the value of our assets averaged quarterly over the taxable year, including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value, that produce, or are held for the production of, passive income is at least 50%. As discussed below, we believe that we were not a PFIC for 2005.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of Ordinary Shares (including gain deemed recognized if the Ordinary Shares are pledged as security for a loan) and upon receipt of certain distributions with respect to Ordinary Shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the Ordinary Shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our Ordinary Shares from decedents (other than certain nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

Based on our income, assets, market capitalization and discussions with our advisors, we believe that we were not a passive foreign investment company for our tax year ended December 31, 2005. However, there can be no assurance that the United States Internal Revenue Service will not challenge this conclusion. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, and our market capitalization which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2006 or in subsequent years. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2005, 2004 or any earlier year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

Although a U.S. Holder normally is not permitted to make a retroactive QEF election for a foreign corporation, a retroactive election may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed and complied with a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

U.S. Holders are urged to consult their tax advisors about the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election (or a protective QEF election) or the mark-to market election.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. Holder of Ordinary Shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, Ordinary Shares, unless:

•
such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•
the non-U.S. Holder is an individual who holds the Ordinary Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met.

Information Reporting and Back-up Withholding

U.S. Holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on, and proceeds from the disposition of, Ordinary Shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to such dividends or disposition proceeds paid on our unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

A holder of Ordinary Shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

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

General Corporate Tax Structure

Israeli companies are currently subject to corporate tax at the rate of 31%. Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004 and in July 2005, the "Knesset" (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determined, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an industrial company within the definition of the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, which provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;

•	accelerated depreciation rates on equipment and buildings; and

•	Expenses related to a public offering on the Tel Aviv stock exchange and as of 1.1.2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

Even though we believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law, we cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Law for the Encouragement of Capital Investments, 1959

Tax benefits prior the 2005 amendment

The Law for the Encouragement of Capital Investments, 1959, (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, we would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period.

A company may elect to receive an alternative route of benefits. Under the alternative route of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company that has elected the alternative route of benefits, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative route of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

Subject to applicable provisions concerning income under the alternative route of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative route of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

Foreign Investors’ Company (“FIC”)

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

•	Exemption from tax on its undistributed income up to ten years.

•
An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	5 years	10 years	0-25%
25	8 years	10 years	25-48.99%
20	8 years	10 years	49-73.99%
15	8 years	10 years	74-89.99%
10	8 years	10 years	90-100%

The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise does not apply to foreign investor’s Company.

Tax benefits under the 2005 Amendment

A recent amendment to the Law, which has been officially published effective as of April 1, 2005 (the "Amendment") has changed certain provisions of the Law. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment also, applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the date of approval.

Our company will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

The Amendment simplifies the approval process: according the Amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until December 30, 2007.

The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required, among others, to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the "Year of Election"). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. Please note that the year’s limitations also apply to the exemption period. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may distribute. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5.0 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder; provided that the company’s outstanding and paid-up share capital exceeds NIS 5.0 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

We have three approved enterprises. We elected to participate in the alternative benefits program. Since March 1998, following our initial public offering in the United States, we have been a “foreign investors’ company,” as defined by the Investment Law and we are therefore entitled to a ten year period of benefits (instead of a seven-year period), for enterprises approved after March 1998. The period of benefits of our approved enterprises will expire during the period 2004 through 2014, and is conditioned upon maintaining our approved enterprise status. There can be no assurance that the current benefit program will continue to be available or that we will continue to qualify for such benefits.

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

Our approved enterprise program and the tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of the tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

Taxation under Inflationary Conditions

The Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”), was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation’s equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of fixed assets exceeds shareholders’ equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

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

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an approved enterprise, on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of Ordinary Shares who is a U.S. resident (as defined in the treaty) is 25%.

Capital Gains Taxes on Sales of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on the NASDAQ Exchange or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20%, retroactive from January 1, 2003, for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of publicly shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Israel presently has no estate or gift tax.

F.	Dividends and Paying Agents.

Not Applicable.

G.	Statement by Experts.

Not Applicable.

H.	Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, NE., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s website at http://www.sec.gov. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices.

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

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us and our subsidiaries required to be disclosed in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert, Yaffa Krindel, serving on our Audit Committee. Ms. Krindel is also an independent director.

ITEM 16B.            CODE OF ETHICS

The Company has adopted a written code of ethics that applies to all Company employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics was filed as an exhibit to our Form 20-F, for the year ended December 31, 2003.

Our Code of Ethics is also posted on our website at http://www.fundtech.com or you may request a copy, at no cost, by writing to or telephoning us as follows:

12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel
Tel#. 011-972-3-611-6500

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on December 21, 2005, our shareholders re-appointed Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu to serve as our independent auditors for the 2005 fiscal year.

Deloitte Touche Tohmatsu billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2005	2004
Audit fees	$232,500	$164,600
Audit related fees	14,600	79,200
Tax fees [a]	10,500	—
Other fees	—	4,000
Total	$257,600	$247,800

[a] Amount represents tax fees for a subsidiary of Fundtech Ltd. Tax fees for Fundtech Ltd. are included in audit fees under a fixed fee arrangement.

AUDIT FEES

Audit fees are the aggregate fees associated with the annual audit and reviews of the Company’s quarterly interim financial results submitted on Form 6-K, and consultations on various accounting issues.

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

ALL OTHER FEES

In fiscal 2005, there were no Other Fees paid.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services, as described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and approving a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, our independent auditors and our management team report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. In fiscal 2005, the Company’s Audit Committee approved all of the services provided by our independent auditor.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
February 2005	79,872	9.97	Not Applicable	Not Applicable

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2005	8,250	$5.00(1)	Not Applicable	Not Applicable

May 2005	1,352,590	$8.98(2)	Not Applicable	Not Applicable

September 2005	5,000	$5.00(1)	Not Applicable	Not Applicable

(1) Represents exercises of stock options at option price of $5.00 per share.
(2) Includes stock options exercised at an option price of $5.79 per share.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS.

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS.

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1	Amended Memorandum of Association of Registrant(1)

1.2	Amended and Restated Articles of Association of Registrant(1)

2.1	Form of Ordinary Share Certificate(1)

2.2	Form of Registration Rights(1)

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

4.1	Fundtech Ltd. December 1997 Israeli Share Option Plan (English summary)(1)

4.2	Fundtech Ltd. 1999 Employee Option Plan(3)

4.3	Fundtech Ltd. Directors Option Plan(4)

4.4	Employment Agreement between Reuven Ben Menachem and Fundtech Corporation, dated November 25, 1997(2)

4.5	Lease Agreement for Cashtech’s facility in Bombay, India(8)

4.6	Lease Agreement relating to Fundtech’s Facility in Ramat-Gan, Israel (English summary)(2)

4.7	Lease Agreement relating to Fundtech’s Facility in Norcross, Georgia(2)

4.8	Lease Agreement relating to Fundtech’s Facility in Jersey City, New Jersey(5)

4.9	Lease Agreement relating to Fundtech’s Facility in Burlington, Massachusetts(5)

4.10	Fundtech Ltd. 2005 International Share Option and Restricted Share Incentive Plan(7)

4.11	Fundtech Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan(7)

8	Subsidiaries of Registrant*

11	Code of Ethics(6)

12.1	Certification of the Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of the Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of the Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Brightman Almagor & Co.*

(1) Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1, as amended, dated March 13, 1998, and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Registrant’s Report on Form 10-K, dated March 30, 1999, and incorporated herein by reference.

(3)	Previously filed as an annex to the Registrant’s Proxy Statement, dated August 23, 1999.

(4)	Previously filed as Exhibit to the Registrant’s Registration Statement on Form S-8, as amended (Commission Registration No. 333-9380), and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registrant’s Report on Form 20-F, dated June 11, 2003, and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Registrant’s Report on Form 20-F, dated June 29, 2004, and incorporated herein by reference.

(7)	Previously filed as an annex to the Registrant’s Proxy Statement, filed on November 30, 2005.

(8)	Previously filed as an exhibit to the Registrant’s Report on Form 20-F, dated May 27, 2005, and incorporated herein by reference.

* Filed herewith.

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

A. Report of Independent Registered Public Accounting Firm	F-1

Consolidated Financial Statements:

B. Balance Sheets
as of December 31, 2005 and 2004	F-2

C. Statements of Operations
for the years ended December 31, 2005, 2004 and 2003	F-3

D. Statements of Shareholders’ Equity
for the years ended December 31, 2005, 2004 and 2003	F-4 - F-5

E. Statements of Cash Flows
for the years ended December 31, 2005, 2004 and 2003	F-6 - F-7

F. Notes to Consolidated Financial Statements	F-8 - F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 19, 2006

FUNDTECH LTD.
CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$30,807	$23,360
Short term investments	216	-
Marketable securities (Note 4)	18,576	13,070
Trade receivables (net of allowance for doubtful accounts of $ 1,663 and $ 1,287 at December 31, 2005 and 2004, respectively) (Note 5)	17,262	17,588
Other accounts receivable and prepaid expenses	2,601	1,765
Total current assets	69,462	55,783

Marketable securities (Note 4)	-	9,591
Severance pay fund	871	676
Long-term deposits	734	924
Prepaid expenses	1,321	1,352
Property and equipment, net (Note 6)	10,281	8,204
Goodwill	17,655	15,023
Intangible assets, net (Note 7a)	3,508	3,784
Capitalized software development, net (Note 7b)	1,969	3,544

Total assets	105,801	98,881

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$2,021	$1,896
Deferred revenues	7,686	8,204
Accrued restructuring expenses	336	445
Employees and payroll accruals	3,225	2,673
Other accounts payable and accrued expenses (Note 8)	6,285	4,648
Total current liabilities	19,553	17,866

Accrued severance pay	981	751
Accrued restructuring expenses	100	281
Other long term liabilities	157	178
Total liabilities	20,791	19,076

SHAREHOLDERS' EQUITY (Note 10)
Share capital	44	43
Additional paid-in capital	144,226	141,274
Accumulated other comprehensive income (loss)	(414)	80
Deferred compensation	(1,590)	-
Accumulated deficit	(57,168)	(61,504)
	85,098	79,893

Treasury shares at cost, 21,500 shares as of December 31, 2005 and 2004	(88)	(88)
Total shareholders' equity	85,010	79,805

Total liabilities and shareholders’ equity	$105,801	$98,881

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year ended December 31,
	2005	2004	2003

Revenues (Note 2j)

Software license fees	$16,523	$16,395	$13,236
Software hosting	10,501	8,034	6,207
Maintenance	20,248	17,072	14,730
Services fees	27,100	16,721	13,074
Hardware sales	94	315	367

Total revenues	74,466	58,537	47,614

Operating Expenses

Software license costs	522	626	493
Amortization of capitalized software development costs	1,575	1,576	1,576
Amortization of other acquired intangible assets	1,154	966	940
Maintenance and services costs	29,947	23,001	17,901
Hardware costs	80	266	306
Research and development	13,480	11,171	9,690
Selling and marketing	13,734	11,462	10,348
General and administrative	9,557	7,254	6,678

Total operating expenses	70,049	56,322	47,932

Operating income (loss)	4,417	2,215	(318)
Financial income, net (Note 14)	1,085	727	671
Income before taxes on income	5,502	2,942	353

Taxes on income (Note 12)	(1,166)	(475)	(286)

Net income	$4,336	$2,467	$67

Basic earnings per share (Note 11)	$0.29	$0.17	$-

Diluted earnings per share (Note 11)	$0.27	$0.16	$-

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In thousands)

(except share data)

	Ordinary shares		Deferred shares		Additional paid-in	Treasury	Deferred	Accumulated other comprehensive	Accumulated	Total comprehensive	Total shareholders'
	Shares	Amount	Shares	Amount	capital	shares	compensation	income (loss)	deficit	income	equity

Balance as of January 1, 2003	14,321,452	$43	50,002	$(*)	$139,851	$(88)	$-	$(602)	$(64,038)		$75,166

Exercise of stock options	206,419	-	-	-	879	-	-	-	-	-	879
Cancellation of deferred shares		-	(50,002)	(*)	-	-	-	-	-	-	(*) -
Foreign currency translation adjustments	-	-	-	-	-	-	-	-422	-	$422	422
Net income	-	-	-	-	-	-	-	-	67	67	67

Total comprehensive income										$489
Balance as of December 31, 2003	14,527,871	43	-	-	140,730	(88)	-	(180)	(63,971)		76,534
Exercise of stock options	128,071	-	-	-	544	-	-	-	-	-	544
Foreign currency translation adjustments	-	-	-	-	-	-	-	260	-	$260	260
Net income	-	-	-	-	-	-	-	-	2,467	2,467	2,467

Total comprehensive income										$2,727
Balance as of December 31, 2004	14,655,942	43	-	-	141,274	(88)	-	80	(61,504)		79,805

(*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
  CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In thousands)

(except share data)

	Ordinary shares		Deferred shares
	Shares	Amount	Shares	Amount	Additional paid-in capital	Treasury shares	Deferred stock- based compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive Income	Total shareholders' equity

Balance as of December 31, 2004	14,655,942	$43	-	$-	$ 141,274	$(88)	$-	$80	$(61,504)	$ -	$79,805

Exercise of stock options	316,522	1	-	-	1,362	-	-	-	-		1,363
Common stock issued for restricted stock grant	153,331	-	-	-	1,590	-	(1,590)	-	-		-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(494)	-	(494)	(494)
Net income	-	-	-	-	-	-	-	-	4,336	4,336	4,336

Total comprehensive income										$3,842
Balance as of December 31, 2005	15,125,795	$44	-	$-	$144,226	$(88)	$(1,590)	$(414)	$(57,168)		$85,010

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
 CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2005	2004	2003

Cash flows provided by operating activities:

Net income	$4,336	$2,467	$67
Adjustments to reconcile net income to net cash
provided by operating activities (Appendix A):	5,972	5,182	4,462

Net cash provided by operating activities	10,308	7,649	4,529

Cash flows used for investing activities:

Investments in held-to-maturity marketable securities	(16,440)	(25,855)	(14,369)
Proceeds from sale of held-to-maturity marketable securities	20,490	26,486	6,822
Acquisition of subsidiaries, net of cash acquired (Appendix B)	(1,973)	(4,311)	-
Decrease (Increase) in long-term lease deposits	(20)	(86)	167
Purchase of property and equipment	(5,390)	(4,318)	(2,108)
Proceeds from sale of property and equipment	27	24	6

Net cash used for investing activities	(3,306)	(8,060)	(9,482)

Cash flows provided by financing activities:

Proceeds from exercise of stock options, net	1,363	544	879
Repayment of long-term debt	-	(82)	-

Net cash provided by financing activities	1,363	462	879

Effect of exchange rate on cash and cash equivalents	(918)	409	403

Increase (decrease) in cash and cash equivalents	7,447	460	(3,671)
Cash and cash equivalents at the beginning of the year	23,360	22,900	26,571

Cash and cash equivalents at the end of the year	$30,807	$23,360	$22,900

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Interest	$16	$24	$56
Income taxes	$1,108	$566	$149

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
	Year ended December 31,
	2005	2004	2003

Appendix A - Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	$5,836	5,333	$5,656
Decrease (increase) in trade receivables , net	868	(2,863)	921
Increase in other accounts receivable and prepaid expenses	(1,193)	(725)	(615)
Increase (decrease) in trade payables	178	717	(300)
Increase in deferred revenues, employees and payroll accruals and other accounts payable and accrued expenses	508	3,150	112
Decrease in accrued restructuring expenses	(290)	(605)	(1,371)
Accrued severance pay, net	35	9	13
Accrued interest on marketable securities	34	172	8
Other	(4)	(6)	38

	$5,972	$5,182	$4,462

Appendix B - Acquisition of subsidiaries, net of cash acquired: (see Note 3)

Working capital deficiency, excluding cash and cash equivalents	$(351)	$(1,394)	$-
Long term deposits	6	103	-
Property and equipment	38	174	-
Developed technology	878	873	-
Goodwill	1,402	4,555	-

	$1,973	$4,311	$-

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 1 - GENERAL OVERVIEW

Fundtech Ltd., an Israeli corporation, and its subsidiaries (“the Company”), is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling banks and their customers to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet based systems automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time.

The Company sells and supports its products mainly in the United States and Europe.

The Company operates in three business segments: Cash Management, Payments, and its Swiss subsidiary, Biveroni Batschelet Partners AG including its subsidiary Datasphere S.A (Collectively “BBP”).

The Company’s cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company’s payment solutions automate all aspects of the funds transfer, including foreign exchange, compliance, settlement and customer notification process, enabling straight-through-processing (STP) of transactions. BBP develops implements, maintains and operates systems for the automated processing and transport of data in the finance industry, primarily over the SWIFT Network. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections.

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

b. Financial statements in U.S. dollars

The majority of the revenues of Fundtech Ltd. and certain of its subsidiaries is generated in U.S. dollars ("dollar" or "dollars"). In addition, substantial portions of the Company’s costs are incurred in dollars. The Company believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of foreign subsidiaries, whose functional currency is not the dollar, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statement of Operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported in accumulated other comprehensive income (loss) in shareholders' equity.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity would be classified as available-for-sale. The Company does not hold any equity securities classified as trading securities or available-for-sale.

As of December 31, 2005 and 2004 all marketable securities are designated as held-to-maturity and, accordingly, are stated at amortized cost. Interest income including the amortization of premium and discount are included in the consolidated statement of operations.

f. Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the shorter of the lease period or the estimated useful lives of the assets, as follows:

years
Office furniture and equipment	6-17
Computers and software	3-5
Motor vehicles	6
Leasehold improvements	Over the term of the lease

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("SFAS No. 144").

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Capitalized software development cost is amortized on a product-by-product basis and begins when the product is available for general release to customers. Annual amortization is the greater of the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or the straight-line basis over the remaining economic useful life of the software, which is not more than five years.

h. Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with SFAS No. 141 “Business Combinations” (“SFAS 141”) and the related acquired intangible assets and goodwill in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including developed software products, distribution rights and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. SFAS 142 requires that goodwill not be amortized but instead be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of certain events. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets other than goodwill are amortized on a straight-line basis over their estimated useful lives of three to five years for developed software products and distribution rights, and seven years for trade-names.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j. Revenue recognition

The Company generates revenues from licensing the rights to use its software products directly to end-users, sales of professional services, including consulting, implementation and training. The Company also provides hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

Revenue from software license agreements are recognized when all criteria outlined in Statement of Position 97-2 "Software Revenue Recognition" (as amended) (“SOP 97-2”) are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement. The Company's VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately.

The Company generally does not grant right-of-return to its customers. The Company generally provides a warranty period for three months. The provision for warranty as of December 31, 2005 is immaterial.

Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

k. Severance pay

Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. Accordingly, the Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. The Company’s liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the conditions pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, including profits which were immaterial for all periods presented.

Severance expenses for the years ended December 31, 2005, 2004 and 2003, amounted to approximately $ 283, $ 216 and $ 177, respectively.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company’s marketable securities include corporate bonds and notes, Euro dollar bonds and asset-backed securities.

The trade receivables of the Company include banks and large financial institutions. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers (see Note 5).

The Company has no off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

m. Basic and diluted earnings per share

Basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128").

In 2005, 2004 and 2003, certain outstanding stock options have been excluded from the calculation of the diluted earnings per ordinary share because of the anti-dilutive effect. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share were 54,000, 557,175 and 442,250 for the years ended December 31, 2005, 2004 and 2003, respectively (see Note 12).

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n. Stock-based compensation

The Company accounts for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. See below for pro forma disclosures required in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No.123”), as amended by SFAS 148.

Pro forma Earning (Loss) Per Share According to SFAS 123 and SFAS 148:

For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2005, 2004 and 2003 (all in weighted averages):

	2005	2004	2003

Risk-free interest rate	3.86%	3.24%	2.69%
Expected life of options	5 year	4 year	4 year
Expected volatility	55.9%	66.5%	64%
Expected dividend yield	None	None	None

Had compensation cost for the Company’s stock option plans been determined based on fair value at the grant dates for all awards made in 2005, 2004 and 2003 in accordance with SFAS 123, as amended by SFAS 148, the Company’s pro forma earning per share would have been as follows:

	2005	2004	2003
Pro forma net income:
Net income for the year, as reported	$4,336	$2,467	$67
Add - stock-based compensation determined under APB-25	-	-	-
Deduct - stock-based compensation determined under SFAS 123	(1,833)	(1,610)	(3,151)
Pro forma net income (loss)	$2,503	$857	$(3,084)

Pro forma basic earnings (loss) per share	$0.17	$0.06	$(0.21)

Basic earnings per share as reported	$0.29	$0.17	$-

Pro forma diluted earnings (loss) per share	$0.16	$0.06	$(0.21)

Diluted earnings per share as reported	$0.27	$0.16	$-

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o. Fair value of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

-The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

-The fair value of marketable securities is based on quoted market prices (see Note 4).

p. Reclassification

Certain amounts from prior years have been reclassified in order to conform to the 2005 financial statements presentation.

q. Impact of recently issued accounting standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In the first quarter of 2006, the company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R). In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) will be effective for the Company beginning in the first quarter of fiscal 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20. “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, the Company had no unrealized investment losses that had not been recognized as other-than-temporary impairments in its available-for-sale securities. The Company does not anticipate that the implementation of these statements will have a significant impact on its financial position or results of operations.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 3 - RECENT ACQUISITION

a.    In October 2005, the Company acquired all outstanding shares of Radius Partners, Inc. (“Radius”), a leading provider of straight through processing (STP) solutions to the global securities industry, located in Pembroke, Massachusetts, for an aggregate purchase price of $2,644. This includes $2,242 and $100 paid in cash directly to the shareholders in 2005 and 2006, respectively, $250 of liability to Fundtech that was converted to be part of the acquisition consideration and $52 of acquisition costs.

Radius provides software solutions and services that facilitate the matching and settlement of institutional trades. Radius’ business automation solutions provide financial institutions with the ability to improve operational efficiency, strengthen client relationships, securely increase transaction volumes and bring new products and services to market - quickly and profitably. By acquiring Radius, Fundtech adds domain knowledge and management depth in the securities processing arena

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to $3.5 million in cash over the next six years, contingent upon the financial performance of Radius. As of December 31, 2005, the first milestone of $100 has been achieved and was paid in February 2006.

This acquisition was accounted for in accordance with SFAS No.141 and SFAS No. 142, and the financial results of Radius have been included in the Company's financial statements beginning on the acquisition date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to other know-how and goodwill. The purchase price attributed to know-how is being amortized over its estimated useful life, which is 5 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The allocation of fair value is as follows:

Working capital	$576
Long term deposits	6
Property and equipment	38
Know-how	878
Goodwill	1,146
$2,644
b.     In November 2004, the Company acquired all outstanding shares of India-based CashTech Solutions India Private Limited (“CashTech”) a leading provider of cash management software and services throughout Asia for an aggregate purchase price of $3,759 (including acquisition costs of $187). Cashtech’s products are targeted to large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. CashTech has sales offices in Singapore and Tokyo.

The acquisition of Cashtech will enhance the Company’s cash management product line with products that are well suited for non US-markets, as well as extend the Company’s geographic coverage into the Asia Pacific market.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 3 - RECENT ACQUISITIONS (cont.)

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to $3.7 million in cash over three years following the acquisition, contingent upon the financial performance of CashTech. Fundtech paid additional amounts of $991 and $126 in 2005 and 2006, respectively, based on achieved financial performance milestones, of which $697 and $126 were already accounted for in 2004 and 2005 respectively, and capitalized additional acquisition costs of $62 in 2005. Further payments of $1,004 will be made in 2006 based on Cashtech’s 2005 financial performance, which were already accounted for in 2005.

This acquisition was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of Cashtech have been included in the Company's financial statements beginning on the acquisition date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to knowhow and goodwill. The purchase price attributed to knowhow is being amortized over its estimated useful lives, which is 5 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment test.

The allocation of fair value is as follows:

Working capital deficiency,	$(459)
Long term deposits	95
Property and equipment	153
Know-how	873
Goodwill	4,580
$5,242

c.
In October 2004, the Company acquired through BBP all outstanding shares of Datasphere S.A. (“Datasphere”), a Swiss provider of interbank clearing and securities settlement systems in Europe based in Geneva for an aggregate purchase price of $973. This includes $200 paid in cash directly to the shareholders, $746 that was transferred to fund the working capital of Datasphere and $27 of acquisition costs. The acquisition will allow the Company to expand its product line to support mainframe-systems as well as expand its geographic reach to southern Europe.

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

The allocation of fair value is as follows:

Working capital deficiency	$(517)
Long term deposits	8
Property and equipment	21
Goodwill	1,461
$973

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 4 - MARKETABLE SECURITIES

A. Short-term investments	December 31,
	2005	2004
Held to maturity -
Corporate bonds	$2,566	$3,893
Corporate notes	-	553
Euro-dollar bonds	6,928	1,024
Federal Agency	-	1,004
Taxable auction securities	9,082	4,450
Asset backed securities	-	2,146
	$18,576	$13,070

Fair value	$18,514	$13,023

B. Long-term investments	December 31,
	2005	2004
Held to maturity -
Corporate bonds	$-	$2,664

Federal Agency	-	6,927
	$-	$9,591

Fair value	$-	$9,490

NOTE 5 - TRADE RECEIVABLES

	December 31,
	2005	2004

Accounts receivable, net of allowance for doubtful accounts	$12,049	$11,301
Unbilled receivables	5,213	6,287
	$17,262	$17,588

Management's assessment for uncertainties of outstanding debt collectibility resulted in doubtful accounts expenses of $552, $269 and $350 in the statement of operations for 2005, 2004 and 2003, respectively.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2004
Cost:
Office furniture and equipment	$2,572	$2,521
Computers and software	23,235	19,379
Motor vehicles	193	288
Leasehold improvements	2,792	2,185
	28,792	24,373

Accumulated depreciation	18,511	16,169
Net book value	$10,281	$8,204

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 7 - INTANGIBLE ASSETS AND CAPITALIZED SOFTWARE DEVELOPMENT COST, NET

	December 31,
	2005	2004
a. Intangible assets
Cost:
Developed technology and know-how	$5,992	$5,114
Customer base	3,461	3,461
Other intangible assets	58	58
	9,511	8,633
Accumulated amortization	(6,003)	(4,849)
Net book value	$3,508	$3,784

b. Capitalized software development
Cost	$7,876	$7,876
Accumulated amortization	(5,907)	(4,332)
Net book value	$1,969	$3,544

NOTE 8 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2005	2004

Accrued expenses	$5,524	$3,803
Government authorities	761	809
Other	-	36
	$6,285	$4,648

NOTE 9 - COMMITMENTS AND CONTINGENCIES

a.             Lease commitments

The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2014. The minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2006	$2,087
2007	2,055
2008	1,936
2009	1,232
2010	937
2011-2014	2,152
$10,399

Total facilities lease expenses for the years ended December 31, 2005, 2004 and 2003, were approximately $2,319, $1,771 and $1,905 (net of sublease rentals incurred of $280, $175, and $99), respectively.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 9 - COMMITMENTS AND CONTINGENCIES (Cont.)

b.          Guarantees:

1.     The Company has obtained a bank guarantee of $45 in connection with the Company's facilities operating lease agreement in Israel.

2.     The Company has obtained a bank guarantee of $424 for BBP as required by Swiss Law.

3.     The Company has obtained a bank guarantee of $120 in connection with participation in a tender in Israel.

NOTE 10 - SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ National Market. Since August 19, 2003 the shares of the Company are also traded on Tel-Aviv Stock Exchange market.

b.	The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

c.             Treasury shares:

On February 21, 2002, the Company’s Board of Directors authorized the Company to purchase up to one million ordinary shares of the Company from time to time on the open market. By December 31, 2005, the Company had purchased a total of 21,500 shares.

d.             Stock -based compensation:

1.     On December 21, 2005, the shareholders of the Company approved two new equity plans, the 2005 Israeli Share Option and Restricted Share Plan and 2005 International Share Option and Restricted Share Plan (the “2005 Plans”).  No new shares were allocated to the 2005 Plans.  These plans replaced the Company's 1998 Director’s Stock Option Plan and the 1999 Employee Stock Option Plan (the “Old Plans”), and all shares available for grant under the Old Plans, inclusive of shares which are returned to the share pool due to terminations or expirations, are transferred to the 2005 Plans. A total of 3,592,815 shares is reserved for grants to employees and directors of the Company under the Old Plans and the 2005 Plans.

2.     Pursuant to the Plans, as of December 31, 2005, an aggregate of 368,063 options of the Company are still available for future grants.

3.     Each option granted under the Plans to employees expires not later than ten years from the date of the grant, except for grants to persons holding 10% or more of the Company’s stock, which expire in five years. Each option granted under the Plans to directors expires no later than five years from the date of grant. The options vest primarily over four years. Any options that are canceled or forfeited before expiration become available for future grants. Options granted to directors are vested over a one year period from their date of grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised.

4.     In June 2002, the Company commenced a voluntary stock option exchange program for its employees. Under the program participating employees were given the opportunity to have unexercised stock options previously granted to them cancelled, and to receive replacement options at a future date. Replacement options will be granted at a ratio of one new option for each option cancelled, at an exercise price equal to the fair market value of the Company's Ordinary Shares on the date of the re-grant.

Pursuant to the terms of the offer, 1,025,700 options were cancelled on July 16, 2002. The Company granted the 969,311 replacement options on January 17, 2003.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

e. A summary of the Company's option activity under the Plans is as follows:

	Year ended December 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average	Number	Average
	Number	exercise	Number	exercise	of	Exercise
	of options	Price	of options	price	options	Price

Outstanding at January 1	2,196,225	$5.65	2,114,087	$5.56	564,455	$6.68
Granted	569,500	8.75	270,350	8.20	913,025	6.35
Option exchange program	-		-		969,311	4.02
Exercised	(316,522)	4.30	(128,071)	4.11	(206,419)	3.92
Forfeited/cancelled	(38,713)	13.96	(60,141)	16.91	(126,285)	7.06

Outstanding at December 31	2,410,490	$6.43	2,196,225	$5.65	2,114,087	$5.56

Exercisable options at
December 31	1,403,054	$5.28	1,275,563	$4.76	1,069,421	$5.27

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price, as follows:

	Options	Weighted		Options
	Outstanding	Average	Weighted	Exercisable	Weighted
Ranges of	as of	Remaining	Average	as of	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	2005	Life (years)	Price	2005	Price

$ 3.55-5.00	923,103	6.5	$4.00	883,727	$4.02
$ 5.79-8.53	1,086,712	8.1	$7.21	454,947	$7.07
$ 8.70-10.52	393,675	9.3	$8.89	57,380	$9.63
$ 13.25-13.25	7,000	3.8	$14.88	7,000	$13.25
	2,410,490	7.7	$5.65	1,403,054	$5.28

All options granted during 2005, 2004 and 2003 were at an exercise price that is equal to the fair value of the stock at the grant date.

On December 31, 2005, the Company had issued 153,331 restricted shares of ordinary stock to certain employees and directors under the 2005 Plans. These restricted shares vest over periods ranging from one year for the directors and three to four years for employees and are expensed using the straight-line method over the respective vesting period. The total deferred compensation cost as of December 31, 2005 is $1,590.

f. Dividends

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 11 - EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2005	2004	2003
Numerator:
Net income	$4,336	$2,467	$67

Numerator for basic earnings per share -
income available to Ordinary
shareholders	$4,336	$2,467	$67

Numerator for diluted net earnings per
share - income available to Ordinary
shareholders after assumed exercises	$4,336	$2,467	$67

Denominator:	Number of shares
Denominator for basic net earnings per
share - weighted - average shares	14,862,054	14,590,310	14,426,655

Effect of dilutive securities:
Employee stock options	932,389	679,853	410,813

Denominator for diluted net earnings
per share	15,794,443	15,270,163	14,837,468

NOTE 12 - INCOME TAXES

a.             Measurement of taxable income under the Israeli Income Tax Law (Inflationary Adjustments), 1985

The company is assessed for tax purposes on an unconsolidated basis. Fundtech Ltd. is assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for the tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

b.             Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959

The Company has been granted in November 1995 the status of an "Approved Enterprise", under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") and the Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional eight years. The Company completed its investment according to certain of its first program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and will be subject to the reduced tax rates for eight years ending in 2005 (subject to an adjustment based upon the foreign investors' ownership of the Company). In 1998, the Company received approval for its first expansion program. In 2000, the Company received approval for its second expansion program. Income derived from the expansion programs will be tax-exempt

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 12 - INCOME TAXES (Cont.)

for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income was derived. In July 2004 the company received approval for its third expansion program.. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The tax-exempt profits that will be earned by the Company's "Approved Enterprise" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2005, retained earnings included approximately $ 4,034 in tax exempt income earned by the Company's "Approved Enterprise". The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% to 25% for an "Approved Enterprise").

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

Income not eligible for “Approval Enterprise” benefits mentioned above is taxed at the regular rate of 34%. The regular Company tax rate is to be gradually reduced to 30% until 2007 (32% in 2006 and 30% in 2007).

c.            Net operating losses carryforwards

As of December 31, 2005, the Company had approximately $23,316 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

As of December 31, 2005, Fundtech Corporation had a U.S. federal net operating loss carryforward of approximately $50,316 that can be carried forward and offset against taxable income for 10-15 years and begin to expire in 2010 through 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 12 - INCOME TAXES (Cont.)

d.            Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company and its subsidiaries assets are as follows.

	December 31,
	2005	2004
Deferred tax assets:
U.S. net operating loss carryforwards	$20,127	$20,474
Israel net operating loss carryforwards	2,331	2,650
Other reserve and allowances	3,586	5,340
Total deferred tax assets before valuation allowance	26,044	28,464
Valuation allowance	(26,044)	(28,464)
Balance at the end of the year (all foreign)	$-	$-

Deferred tax liabilities:
Deferred taxes due to assets acquired and liabilities
assumed (all foreign)	$-	$-

As of December 31, 2005, the Company and its subsidiaries have provided valuation allowances of approximately $26,044 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

e.            Tax assessments

The Company received final tax assessments through the tax year ended December 31, 1999. Fundtech U.K. Ltd and BBP received final tax assessments through the tax year ended December 31, 2004. Cashtech received final tax assessments through the tax year ended March 31, 2000.

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 12 - INCOME TAXES (Cont.)

f.            Composition of income tax expenses

	Year ended December 31,
	2005	2004	2003
Income (loss) before taxes on income:

Domestic	$(2,309)	$(2,490)	$(1,863)
Foreign	7,811	5,432	2,216
	$5,502	$2,942	$353
Income tax provision (benefit) :

Current:
Domestic	$33	$119	$99
Foreign	1,133	356	187
	1,166	475	286
Deferred:
Domestic	-	-	-
Foreign	-	-	-
	-	-	-
	$1,166	$475	$286

g.            Theoretical taxes

The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:

	Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3

Income before taxes on income	$5,502	$2,942	$353

Theoretical tax on the above amount	$1,871	$1,030	$127

Tax benefit arising from "Approved Enterprise"	554	968	1,607

Decrease in valuation allowance	(2,420)	(1,184)	(130)

Adjustments arising from differences in the basis of measurement for tax purposes and for financial reporting purposes	905	(236)	(1,414)

Other, net	256	(103)	96

	$1,166	$475	$286

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 13 - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

a.	The Company evaluates its business activities in accordance with the provisions of SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information".

The Company aligns itself into three operating business segments: Cash Management, Payments and BBP.

The Company’s cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company’s payments solutions automate all aspects of the funds transfer, including foreign exchange settlement and customer notification process, enabling straight-through-processing (STP) of payments. BBP develops, implements, maintains and operates systems for the automatic processing and transport of data in the finance industry. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections. The Company's chief operating decision makers evaluate performance of each segment based on income (loss) from operations before restructuring expenses, interest expenses and income taxes.

The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance.

The following table sets forth the Company’s revenue and operating income (loss) from all reportable segments:

	Year ended December 31,
	2005	2004	2003
Cash Management:
Revenues	$16,454	$13,416	$11,365
Operating income (loss)	$(503)	$201	$1,249
Payments:
Revenues	$44,898	$33,870	$26,972
Operating income (loss)	$11,753	$8,229	$4,827
BBP:
Revenues	$13,112	$11,251	$9,277
Operating income (loss)	$1,061	$600	$(106)

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 13 - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION (Cont.)

b.         Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2005	2004	2003

Total operating income (loss) of the reportable segments:	$12,311	$9,030	$5,970

Amounts not allocated to segments:
General and administrative expenses	6,186	5,574	5,326
Marketing expenses	1,708	1,241	962
Consolidated operating income (loss)	$4,417	$2,215	$(318)

c.            Geographic information:

The total revenues are attributed to geographic information, based on the customers' location.

	Year ended December 31,
	2005		2004		2003
	Total revenues	Long -lived Assets	Total revenues	Long -lived assets	Total revenues	Long -lived assets

Israel	$149	$1,073	$62	$910	$115	$674
United States	39,948	20,330	31,920	18,503	28,908	17,771
Switzerland	11,666	8,417	10,425	9,221	8,865	8,185
India	1,020	5,544	292	4,176	-	-
United Kingdom	8,781	101	4,113	14	3,551	58
Others	12,902	3	11,725	7	6,175	10
	$74,466	$35,468	$58,537	$32,831	$47,614	$26,698

d. Major customers data as a percentage of total revenue:

	Year ended December 31,
	2005	2004	2003

Customer A	10%	14%	18%
Customer B	14%	2%	-

FUNDTECH LTD.
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

NOTE 14 - FINANCIAL INCOME, NET

	Year ended December 31,
	2005	2004	2003
Financial expenses:
Interest and other	$39	$18	$47
Foreign currency translation differences, net	190	128	-
	229	146	47
Financial income:
Interest and other	1,122	795	716
Foreign currency translation differences, net	192	78	2
	1,314	873	718

	$1,085	$727	$671

SCHEDULE II

FUNDTECH LTD.
VALUATION AND QUALIFYING ACCOUNTS

	Year ended December 31,
	2005	2004	2003

Allowance for doubtful accounts at beginning of year	$1,287	$2,366	$4,512
Provision	552	269	350
Translation adjustments	(6)	3	4
Accounts receivable written off	(169)	(1,351)	(2,500)
Allowance for doubtful accounts at end of year	$1,664	$1,287	$2,366

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUNDTECH LTD.

By:	/s/ Reuven Ben Menachem
Reuven Ben Menachem Chief Executive Officer

Date: June 30, 2006