Form 20-F
period 2006-12-31
FUNDTECH LTD
filed 2007-06-29
CIK 1054836

As filed with the Securities and Exchange Commission on June __, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-29634

FUNDTECH LTD.
(Exact name of Registrant as specified in its charter)

STATE OF ISRAEL
(Jurisdiction of incorporation or organization)

12 Ha’hilazon Street, 5th Floor

Ramat-Gan, Israel 52522
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, NIS 0.01 Par Value	Nasdaq Global Market
(Title of each Class)	(Name of Exchange on which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,311,362

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes    No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐   Accelerated filer ☑  Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION

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

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The following selected consolidated financial data for each of the year in the three year period which ended December 31, 2006 are derived from our audited Consolidated Financial Statements set forth elsewhere in this report, which have been prepared in accordance with and utilizing accounting principles generally accepted in the United States (“US GAAP”). The selected consolidated financial data for each of the years in the two year period which ended December 31, 2003 are derived from other audited consolidated financial statements not appearing in this report. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

	2002	2003	2004	2005	2006
FINANCIAL DATA:
Total revenues	$39,828	$47,614	$58,537	$74,466	$85,509
Operating income (loss)	(16,692)	318	2,215	4,417	2,731
Net income (loss)	(16,647)	67	2,467	4,336	3,751
Basic earnings (loss) per share	$(1.16)	$0.00	$0.17	$0.29	$0.25
Diluted earnings (loss) per share	$(1.16)	$0.00	$0.16	$0.27	$0.24
Cash, cash equivalents, short-term bank deposits and short term investments	$42,496	$37,928	$36,430	$49,599	$47,167
Long-term marketable securities		8,436	9,591
Working capital	44,630	41,183	37,917	49,909	54,794
Total assets	89,380	89,560	98,881	105,801	112,063
Shareholders’ equity	75,166	76,534	79,805	85,010	89,786

Israeli Securities Law allows Israeli companies, such as ours, whose securities are listed on both the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including The NASDAQ Global Market) to report exclusively under the United States Securities and Exchange Commission rules and utilizing US GAAP. All financial statements included in this report and all financial information released in Israel are presented solely under US GAAP.

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

Risk Relating to Our Business

We are and expect to continue to be dependent upon a limited number of customers for a significant portion of our future revenues.

We believe that the market for our payments, cash management and securities software products and services consists of a relatively small number of customers who have very large potential accounts as well as a great number of customers comprising smaller accounts. These large accounts may from time to time comprise a significant percentage of our revenues in a specific fiscal period. Our failure to attract and retain these large accounts may have a material adverse effect on our business, financial condition and results of operations.

We have entered into a contract with a large customer for the sale of one of our payments products and one for sale of our securities product. Sales to this customer represented 12%, 14%, and 14% or our revenues for 2006, 2005 and 2004 respectively. We have also entered into a contract with another large customer for the sale of our securities product. Sales to this customer represented 12%, 10%, and 2% or our revenues for 2006, 2005 and 2004 respectively. The cessation of projects of this size, which have an indefinite term, could have a material adverse effect on our business, financial condition and results of operations and could also negatively impact the market acceptance of this product. We expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. See Item 5, “Operating Results and Financial Review and Prospects - Major Customers.”

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

Our sales cycle from our initial contact with a potential customer to the signing of a license agreement has historically been lengthy and is variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. In addition, the purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of potential clients decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that does not result in revenue, because either a competitor obtains the desired contract from the customer or the customer decides not to proceed with the project or the customer decides to internally develop the product. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results.

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

Our quarterly revenues, margins and results of operations have fluctuated significantly in the past as a result of various factors, many of which are outside our control. These factors include:

•	the size, timing and shipment of orders for our products and services;

•	our customers’ budget cycles;

•	the timing of the release of new product upgrades;

•	any lengthening of our sales cycle;

•	changes in the proportion of service and license revenues;

•	price and product competition;

•	enhancements or introductions by us and our competitors;

•	the mix of product sales;

•	software “bugs” or other product quality problems;

•	product pricing;

•	our effectiveness in providing customer support;

•	delays in implementation;

•	impact of unrest or political instability in the places we do business, such as in Israel;

•	consolidation of our customers; and

•	currency fluctuations.

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our Ordinary Shares will likely decrease.

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

Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their products, thus enabling them to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidation within the industry. As we develop new products, we may begin to compete with companies with which we have not previously competed. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Fiserv, Dovetail, GIFTS Software, Smartstream Technologies, Clear2Pay and Transaction Systems Architects, Inc.

We may be unable to differentiate our products from the products of our competitors or successfully develop and introduce new products that are less costly than, or superior to, those of our competitors. In addition, existing and new competitors may establish relationships with our existing and potential customers. This could have a material adverse effect on our ability to compete.

In addition to our current competitors, we expect substantial competition from both established and emerging companies. A number of our existing and potential competitors have, or are likely to have, more extensive engineering, development, marketing, distribution, financial, technological and personnel resources than us. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our clients or prospective clients will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. See Item 4B, “Information on the Company — Business Overview — Competition.”

We may be unable to expand our support organizations which may hinder our ability to grow and meet customer demands and rapid expansion of these resources could increase our cost and reduce our operating profit.

Prior to 2003 in order to reduce costs, we substantially reduced the number of employees in both our research and development and administrative departments. We may need to increase our technical and customer support staff to support new customers and the expanding needs of existing customers. With the addition of our Cashtech business, we are increasingly looking to India to source these requirements. Since our products are complex we expect that the training process will take a significant period of time before these personnel can support our customers. Qualified individuals are in demand throughout the software industry globally and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly. If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We market and sell our products and services throughout the world. We received 45.5% of our total revenues in 2004, 46.4% of our total revenues in 2005 and 48.1% of our revenues in 2006 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

The market for financial institutions payments and cash management solutions continues to develop and evolve. This makes it difficult to predict demand for our products. We cannot guarantee that the market for our products will grow or that our products will become widely accepted. If the market for our products does not develop in the time frames and with the demand that we have projected, our future revenues and profitability will be adversely affected. In addition, changes in technologies, industry standards, the regulatory environment, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. A significant increase in the number of customers and/or a significant increase in our development of new product offerings would require us to expend significant amounts of money, time and other resources to meet demand. These expenditures could strain our personnel and financial resources.

We are trending toward a lower percentage of license fees and a greater percentage in service revenues in our revenue models, which tends to compress our margins and adversely affect our share price.

The combination of sales to major clients containing a significant services component to implement software globally, increases in sales where significant modifications are required to meet customer specific demands (“Solution Sales”) and increasing selection of our ASP hosted solution in lieu of our licensed solution, particularly with respect to our CASHplus software, may result in lower overall margins and a change in the way our share value is viewed by the marketplace. Although we continue to believe that a solutions and hosting based revenue model has numerous advantages, particularly in recurring revenue and visibility into our future earnings, the marketplace may view our share price as a solutions based business in a different way than it views a license based business. This may lead to volatility in our share price.

The market price of our Ordinary Shares may be volatile.

The stock market in general, and particularly over the past six years, has experienced price and volume fluctuations. The market prices of securities of technology companies still suffer from the declines experienced in the year 2000, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. For additional information, see the table in Item 9, “The Offer and Listing — Market Price Information.” These market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

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

As of June 15, 2007, we had 16,021,425 Ordinary Shares outstanding, and, in addition, we have reserved up to 199,590 Ordinary Shares for issuance under our share option and restricted share plans. If a large number of our Ordinary Shares are sold, the price of our Ordinary Shares would likely decrease or if we continue to issue shares, convertible securities, warrants restricted shares and/or options the price of our Ordinary Shares may decrease.

We may continue to issue restricted shares or stock options and the issuance of these securities could be dilutive to our shareholders. Future acquisitions involving the issuance of shares as part of the purchase price could result in dilution. Certain warrants or options, when issued, may require us to reflect appropriate charges in our financial statements at that time. See also “Any future acquisitions of companies or technologies may distract our management and disrupt our business.” below.

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

We have in the past acquired certain assets of Sterling Commerce and CheckFree Holdings Corporation, as well as all of the stock of Biveroni Batschelet Partners AG, Switzerland, Datasphere SA, Switzerland and Cashtech Solutions India Private Limited, Radius Partners, Inc. and Prang GmbH, Germany, and may in the future acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise. We may also engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all or that we will have sufficient available resources for such acquisitions or investments. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions.

We have a limited operating history with respect to certain of our principal products, which makes it difficult to predict future results of operations.

We have spent considerable time, effort and money developing our next generation software. Over the period 2004-2006, Global PAYplus™ has been installed at 15 banks and CASHplus® which is currently installed at or operating on behalf of 70 banks. This limited history of operations for our newest solutions and their delivery modes, makes it difficult to predict future results of operations.

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

Political, economic and military conditions in Israel have a direct influence on us because one of our significant research and development facilities and one of our executive offices is located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing hostilities related to Israel will not have a material adverse effect on our business or on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. The future of peace efforts between Israel and its Arab neighbors is uncertain. Since October 2000, there has been a significant deterioration in Israel’s relationship with the Palestinian Authority, including a series of armed clashes between Israel, the armed forces of the Palestinian Authority, and terrorist organizations, and acts of terror have been committed inside Israel. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon up to 50 miles into Israel. There can be no assurance that the recent relative calm will continue. Also, the war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact our business. The local situation has been exacerbated by the recent election of representatives of the Hamas movement to a majority of seats in delegates in the Palestinian Legislative Council, and by civil unrest between Hamas and Fatah, particularly in Gaza. All indications are that there is no short term relief in sight for these problems.

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

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative. During 2004, the valuation of NIS against the dollar was stable. In 2005, the NIS devalued against the dollar at a greater rate than inflation. In 2006, the dollar devalued against the NIS while the inflation rate in Israel was negligible. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

Although we believe that we were not a passive foreign investment company in 2006, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. Federal income tax purposes, U.S. or foreign, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over our the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, our U.S. investors could be subject to adverse tax consequences, including: being taxed at ordinary income tax rates on gain from the sale or other disposition of our Ordinary Shares (and on certain distributions on our Ordinary Shares). For additional information, see Item 10E, “Additional Information — Taxation.” - United States Federal Income Taxation.

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

Our name was changed to “Fundtech Ltd.” in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation. In 1999, we acquired the assets of the cash management division of Sterling Commerce as well as 100% of the stock of Biveroni Batschelet Partners AG, Switzerland (“BBP”), which connects banks to the Central Bank of Switzerland for the processing and settlement of payments, securities trading and settlement. In 2004, we acquired 100% of the stock of Datasphere SA, Switzerland (“Datasphere”) and Cashtech Solutions India Private Limited (“Cashtech”). In 2005, we acquired 100% of the stock of Radius Partners, Inc. (“Radius Partners”). In early 2007 we acquired 100% of the stock of Prang GMBH, Germany (“Prang”).

On March 13, 1998, we completed our initial public offering and our Ordinary Shares began trading on The NASDAQ National Market (now the NASDAQ Global Market). As part of the offering, we issued 3,450,000 Ordinary Shares in consideration of net proceeds of approximately $41,710,500.

On August 19, 2003 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel, and we became a dual listed company.

Capital expenditures consisting primarily of purchases of property and equipment were $4.3 million, $5.4 million and $5.2 million during the years ended December 31, 2004, 2005 and 2006, respectively. We neither purchased nor owned any real property during this same period. We acquired all of the capital stock of Datasphere and Cashtech during 2004 for a total of $4.8 million and all of the capital stock of Radius Partners during 2005 for a total of $2.6 million. Each of these transactions carried an “earn out” provision for which we have made payments totaling $1.4 million during 2006 and for which we forecast payments of $1.2 million in 2007. We acquired all of the capital stock of Prang during 2007 for a total of approximately $5.2 millions plus an adjustment for 2006 undistributed profits which totaled $0.7 million. Under the “earn out” provisions of the acquisition agreement, we may be required to pay up to an additional approximately 4 million euros based on Prang’s performance between 2007 and 2010.

Capital expenditures for the year ending December 31, 2007 are expected to be approximately $7.8 million, of which $6.2 million will be spent in the United States and $1.6 million will be expended outside the United States, primarily by BBP. We anticipate financing these capital expenditures with our own funds.

B.	Business Overview

We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into five broad categories: payment processing, foreign exchange settlement processing, financial messaging, cash management and securities settlement straight through processing products. The first three categories are transaction processing solutions, which enable banks to automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers. The fourth category, cash management products, enable corporate clients to communicate with their financial institutions for the purpose of initiating payments, making inquiries and managing their activities with the financial institutions. The final category securities post-trade settlement, is a multi-asset global trade management solution that consolidates and automates a broker/dealer’s middle office operations.

We acquired our ACCESS Banking™ products in April 1998, BBP, our Swiss subsidiary, in June 1999 and our banker products in September 1999. Our major products include ACCESS Banking™, CASHplus®, PAYplus USA™, PAYplus for CLS™, Global PAYplus™, Recovery Services for disaster recovery service bureau solutions and related services. We acquired Datasphere through BBP in August 2004 and Cashtech in November 2004. BBP and Datasphere have sold their products and services to approximately 150 customers for the purpose of accessing the S.W.I.F.T. financial messaging network. Cashtech offers a suite of cash management products named CashWeb, CashIn and TransactCentral. Radius Partners is an STP (“straight through processing”) solutions provider to the securities industry. Radius offers two STP products named TRADEplus and TRADEplus Data Manager. Prang, acquired in early 2007, is a payments solution provider in Germany where it offers its Prang FTS solutions.

Industry Background

As global commerce continues to increase, and new banking technologies are adopted, there have been dramatic increases in both the number of transactions consummated through electronic payment systems and the need for timely delivery of financial information. Financial institutions continue to seek more efficient methods of offering payment, settlement and cash management services.

The following trends continue to drive demand for our products and services in this dynamic market environment: an increasing need for centralized payment and treasury functions; global adoption of real-time gross settlement; migration to Internet-based solutions; growth in electronic commerce; consolidation in the financial services industry; increased regulatory requirements imposed on banks, particularly in respect to initiatives in the European Union, a desire to accelerate top-line revenue growth in the form of additional fee income generating services, the need to lower operating costs, and to develop unique services that allow an institution to differentiate itself from its competitors.

We believe that several market trends and the current environment are favorable to our products and services. Specifically, we focus on the following trends and market conditions:

•	continued expansion of Internet-enabled functions such as real-time information on financial positions and transactions;

•
new and expanded regulatory requirements on banks including, but not limited to, those in the areas of interdiction and anti-money laundering, faster payments, and Single European Payments Area (“SEPA”);

•	greater emphasis on risk mitigation in areas such as liquidity management and contingency and recovery capabilities;

•
a shift on the part of financial institutions to establish strategic technology partnerships with a few key vendors in order to use outsourcing, application service providers and “white-labeling” in lieu of developing and managing their own IT activities;

•	continued spread of globalization that will require new tools for banks to manage 24-hour trading and settlement, real-time information demands and end-to-end processing;

•	demand from clients for simplified corporate banking relationship, which require banks to re-engineer customer facing systems; and

•	institutions seeking to unlock un-tapped value in their transaction banking franchises.

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

Payment Solutions	Short Description
PAYplus USA™	A payments solution for banks operating in the United States.

Global PAYplus™	A solution for managing the global payments activities of large multi-national banks and financial institutions that conduct business in multiple countries.

Pan-European PAYplus	A comprehensive solution to meet SEPA and Target 2 compliance.

OmniPay	A payments hub that enables corporate clients to transmit a single file of mixed payments, thereby simplifying this process.

IGTplus	A payments and settlement solution which provides message broker services between financial institutions and S.W.I.F.T., SIC, SIS and SWX in Switzerland.

Global PAYplus™ Liquidity Manager	Global PAYplus Liquidity Manager provides banks with the ability to control and centralize all their liquidity management needs in one system, ensuring more efficient control and management of multi-currency, multi-bank liquidity assets across bank accounts, clearing systems, and central bank channels.

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

Pan-European PAYplus

Pan-European PAYplus is a product solution that provides a financial institution with the payment processing and liquidity management functionality required for handling Euro payments in the Single European Payments Area. Pan European PAYplus provides an integrated solution to meet SEPA high impact changes while maximizing STP and preserving income from existing payment operations. Pan-European PAYplus incorporates new technology embedded in the SEPA technical infrastructure (e.g. ISO 20022, SWIFT Cash Reporting). The product can be deployed on a stand-alone basis for banks to integrate within their existing payments infrastructure, or as an integrated component of Fundtech’s Global PAYplus payment solution.

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

IGTplus

Our Swiss subsidiary markets IGTplus, a message broker application for financial messages. For financial institutions it comprises the interface to their central banking system. IGTplus processes payments, securities transactions or related orders and information to/from other financial institutions, clearing organizations, and central banks, among others, using straight through processing in order to provide faster, better quality service to customers and to reduce costs. The S.W.I.F.T., SIC (Swiss Interbank Clearing), SIS (Swiss Securities Clearing) and FIX (Stock Exchanges [SWX, virt-x, other] & Broker) applications of IGTplus provide communication to/from these financial services with the option of manual investigations, exception handling and queries for liquidity information. Due to the high sensitivity and performance requirements inherent in this application, IGTplus is designed for very high throughput and 24x7 fully automated operation. The target markets are large banks, service centers and financial market infrastructures. Smaller financial institutions may obtain the same functionality as they would obtain by acquiring a license by contracting for the services of the BBP Service Bureau, which operates IGT Plus on behalf of a number of such institutions.

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

Cash Management Solutions	Short Description
ACCESS Banking™	A solution designed to enable high end and mid-level financial institutions to deliver comprehensive cash management services to their corporate clients.

CASHplus®	An Internet-based cash management solution designed for high end and mid-level financial institutions.

webBANKER™	A fully integrated cash management solution designed primarily for the community bank market.

CashWeb	A multi-currency Internet front end for cash management systems.

CashIn	A business engine supporting all forms of cash management services utilized primarily in India.

TransactCentral	A fully integrated suite of cash management modules with a building block architecture, designed for large financial institutions requiring significant customization.

Transact Remit ™	A powerful, web-based, international remittance transaction processing system, which automates the entire process of money transfer for a bank/financial institution.

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

webBANKER™

web BANKER™ was designed for community banks - it is cost-effective to operate and easy to set up and use. It offers the features needed to be competitive in the marketplace such as wire transfer. ACH origination with federal and state tax payments, compatibility with FEDLine Advantage, information reporting, cash concentration and disbursement. Fundtech offers this system on an installed or ASP basis.

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

Transact Central

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

Transact Remit

Transact Remit ensures you meet your goal and your customers' requirements fully and satisfactorily. Transact Remit is a powerful, web-based, international remittance transaction processing system, which automates the entire process of money transfer for a bank/financial institution. It is also a highly customized solution that ensures speedy remittances from anywhere in the world to anywhere, without the usual transit losses.

Transact Remit is built using Transact Central, Cashtech’s robust, central financial application hosting platform and is unremitting in performance and delivery.

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

TRADEplus Fixed Income
TRADEplus Fixed income provides web based, straight through processing solutions that provides real-time Omgeo and FIX connectivity, as well as automated matching and intelligent routing by business area.

TRADEplus Correspondent Clearing	TRADEplus allows Correspondent Clearing firms to provide superior internet services to their clients.

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

TRADEplus Fixed Income

TRADEplus Fixed Income allows brokers to choose to process at the Trade level or Breakdown level. Trade level users send trades into TRADEplus that are matched against allocations received from OASYS, FIX or manual input. Exceptions are routed to the appropriate business area (e.g. MBS) based on trade inputs and routing rules. Matched trades auto-generate ACCEPTS back to OASYS. Mismatched trades are reviewed by users and can be amended, accepted or rejected. Breakdown level users receive allocations from OASYS (using one or more acronyms) and these allocations are routed to the appropriate business area based on allocation inputs and routing rules. Users accept or reject allocations online. Regardless of level, once the trade is accepted then the broker’s back office system can be updated via an automated FIX, MQ or File-based communication.

TRADEplus Correspondent Clearing

TRADEplus allows Correspondent Clearing firms to provide superior internet services to their clients. TRADEplus services include Trade Capture, Trade Matching, Allocations Processing, New Account Set Up and Verification, Account Maintenance, Account Inquiry, Trade Confirmation and Statement and Report Access. TRADEplus Portal enables Correspondent Clients to communicate with their Clearing firm through a custom view of these services that is designed to their specific business needs.

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

SWIFT Services

Corporate Connect	Fundtech's service bureau is an efficient way for corporations to connect to their Banks via SWIFT.

Message Converter	A unique middleware solution allows users to convert proprietary messages into SWIFT and other standard messages.

Compliance Filter	The Compliance Filter monitors transaction flow based on the requirements of the OFAC (Office of Foreign Assets Control), Factiva, Worldcheck or other country specific standards.

Corporate Connect

Through Fundtech’s SWIFT Service Bureau, corporate entities now have access to a cost-effective connection to the SWIFT messaging network. The service is a complete interbank solution that is centrally operated, eliminating the need for significant investment in hardware or software. Installation is quick and relatively easy.

Both corporate entities and their banks will benefit by processing transactions in an STP environment, with fewer interfaces to enterprise resource planning (ERP) systems and other in-house applications. Fundtech’s SWIFT Service Bureau is the world’s largest, currently serving over 100 financial institutions. Corporate access to the SWIFTNet is made possible through SWIFT’s Member Administered Closed User Groups (MA-CUG).

IGTplus Message Converter

The IGTplus Message Converter is a unique middleware application specifically designed for the financial services industry. It allows financial institutions to convert proprietary messages into SWIFT and other standard messages and vice versa, saving time and reducing costs of conversion.

IGTplus Compliance Filter

IGTplus Compliance Filter provides online, real time protection. Every transaction is checked before it leaves or enters the bank system. It monitors transaction flow based on the requirements of the OFAC (Office of Foreign Assets Control), Factiva, Worldcheck or other country specific standards. The IGTplus Compliance Filter is available for SWIFT, SIC/euroSIC and SECOM.

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

Interbank Gateway Services provides its services to smaller financial institutions using the IGTplus software to provide communication to/from S.W.I.F.T., SIC (Swiss Interbank Clearing), SIS (Swiss Securities Clearing) and FIX (Financial Information Exchange) protocol.

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

Banks located outside of the United States - These banks are located in countries that have moved to or will move to processing payments on a real time gross settlement (RTGS) basis.

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

Since 2001, we have pursued a strategy of penetrating the top tier of global banks with our PAYplus for CLS™ product offering. The major foreign exchange trading banks worldwide, as well as central banks and regulators supported the creation of the CLS, a global system for providing foreign exchange, or “FX” or settlement services. CLS handles FX trades with a daily value of approximately three trillion U.S. dollars. We have been successful in obtaining a majority of the CLS contracts awarded from 2001 to the present time from banks including, inter alia, Australia and New Zealand Banking Group Ltd., Bank of America, Bank of New York, Citibank, Commerzbank, Deutsche Bank, Dresdner Bank, National Australia Bank, Banco Bilboa Vizcaya Argentaria, ABN Amro Bank and Intesa Sanpaolo SpA. We believe that this significant step forward will help us leverage our technology and offer those banks additional products in the future as evidenced by sales of Global PAYplus™ to three of the “top five” global banks.

In 2001, we entered into an agreement with a leading international financial institution whereby we agreed to license certain of our products, including PAYplus for CLS™ and Global PAYplus™, and perform various consulting and maintenance services in connection with the license of such products. During 2004, we were engaged by another major international financial institution which licensed Global PAYplus™ and retained us to perform product customizations on its behalf. During 2005, we entered into an agreement with a major securities industry entity to license and develop a series of customizations for our TRADEplus software and to host the new software in our Atlanta ASP Center. For the year ended December 31, 2006, the total revenue derived from these bank customers was approximately $20.1 million which represented approximately 24% of our 2006 revenue and the revenue derived from the securities customer was approximately $7.5 million which represented approximately 9% of our 2006 revenue. See Item 5A, “Operating and Financial Review and Prospects —Results of Operations— Major Customers.”

During the period 2003 though 2006, we made significant progress marketing our Global PAYplus software in Europe, which was reflected in agreements for software and services with Bank Cypress, Bank Austria (a member of the HVB Group), Banco Popular Espana and HSBC. In December 2006 and March 2007, we entered into agreements to license faster payments and Euroscheduler versions of Global PAYplus™ with Barclays Bank PLC and to perform services in connection with the licenses. The services are to be provided through a relationship with our alliance partner i-flex Solutions.

Also during 2004, we acquired Datasphere and Cashtech and began the process of assimilating their products and services into our offerings. We acquired Radius Partners in 2005 and have begun to market its solutions through our securities division. Likewise, we acquired Prang in early 2007. Prang has approximately 50 customers, primarily in Germany.

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

Our marketing efforts include a variety of activities that promote our products and thought leadership including public and industry analyst relations, direct response marketing programs, telemarketing lead generation and lead nurturing, and industry trade shows and conferences. In addition, we receive inquiries about our products directly through our corporate website.

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

Software Development

We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in achieving technological leadership. The total software development staff consisted of 134 full-time employees on December 31, 2006. All of our payments products have been developed internally by our product development staff. Our cash management, BBP and securities products were initially developed by the personnel of the businesses we acquired (such personnel migrating to us with the acquired businesses), and have since continued to be developed by our product development staff. Some of these products are embedded, or bundled, with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

To ensure that our products are developed successfully, within their budgets and according to schedule, all of our products are sent through the following four distinct design and testing stages: (1) requirements descriptions are developed through consultation with prospective users to ensure that the product matches the user’s requirements; (2) an internal quality assurance team verifies the integrity of the product at each stage of development prior to beta testing; (3) beta testing data are used to evaluate the functionality of the products and their ability to perform under realistic conditions; and (4) a controlled group of users is polled regularly to identify any modifications that may be necessary. In addition, we work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product requirements. Our employees also participate in numerous user focus groups to review product design. We have software development sites in Georgia, New Jersey, Massachusetts, Israel, Switzerland, India and Germany. We believe that separating development by geographic region allows for development to be in close proximity to the targeted market, while increasing our ability to attract development talent.

Customer Support

We believe that effective customer support in the software industry requires rapid, efficient and comprehensive installation of the product. Upon installation, we strive to provide superior customer support by solving problems quickly and providing customers with consistent, accurate and understandable technical information. We employ test scripts and bank production data to test our solutions and our products are shipped with back-up procedures installed. We recognize that timely solutions are essential for our mission-critical solutions in the event problems do arise. We emphasize responsiveness to our customers’ inquiries and offer telephonic support for the reporting of problems twenty-four hours a day. Customer inquiries range from production problems to user questions and hardware issues. In addition, we utilize remote access services inclusive of virtual private networks, to enhance remote customer support. Certain of our marketing representatives and contractors also provide sales, service and technical support functions for our products to end-users in specific geographic territories.

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

Competition

The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., Politzer & Haney, S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies, Transaction Systems Architects Inc., Dovetail, Fiserv, GIFTS Software, and Clear2Pay. Furthermore, several large financial institutions have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired. In order to maintain our competitive position, we must differentiate our products from the products of our competitors and successfully develop and introduce new products that meet the changing needs of our clients. See the risk factor entitled “We may not be able to compete successfully in the very competitive markets for our products” in Item 3C above.

C.	Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly-owned operating subsidiaries that are specified in the table below.

Name of Subsidiary	Country of Incorporation/Organization
Fundtech Corporation	United States
Fundtech U.K. Limited	United Kingdom
Fundtech Australia Pty Limited	Australia
Fundtech International, LLC	United States
Biveroni Batschelet Partners AG	Switzerland
Datasphere SA	Switzerland
Cashtech Solutions India Private Limited	India
Radius Partners, Inc.	United States
Fundtech Germany, GmbH	Germany
Prang GmbH	Germany

D.	Property, Plants and Equipment.

We do not own any real property. As of December 31, 2006, we leased office space as specified in the table below. The aggregate annual lease payments for our facilities during 2006 were approximately $2,487,000

Location	Approximate Aggregate Square Feet
Ramat-Gan, Israel	13,000
Burlington, Massachusetts	12,000
Pembroke, Massachusetts	2,800
Jersey City, New Jersey	25,800
Flower Mound, Texas	400
San Leandro, California	6,700
Norcross, Georgia	26,000
Switzerland	8,600
United Kingdom	3,450
India	17,500
Germany	5,000

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

Fundtech is a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into five broad categories: (i) payment processing and management; (ii) foreign exchange settlement processing, both of (i) and (ii) automating the payment and settlement processes and providing real-time transaction processing capabilities to financial institutions and their customers; (iii) cash management products, used by a bank’s corporate clients for initiating payments, making inquiries and managing their activities with their financial institution; (iv) financial messaging products and services that enable banks to communicate with specialized networks such as the S.W.I.F.T. network; and (v) securities settlement straight through processing products.

We derive our revenues principally from software licensing and from the provision of professional services. Professional services are derived from (i) providing maintenance services with respect to our software, (ii) installation and training services related to the software, (iii) services to enhance or customize the software for particular client needs, inclusive of requirements analysis, (iv) operating hosting service bureaus which process transactions or messages and provide cash management and access to securities settlement services to our clients or which operate client licensed applications on their behalf and (v) providing contingency and recovery services to our clients. See “Critical Accounting Policies” below for a discussion of how we account for these revenues and their associated costs.

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

(iii) The competitive marketplace for corporate accounts that is continually innovating new services that are largely driven by new and more flexible technology; and

(iv) The need to simplify banking relationships for corporate clients by eliminating “siloed” processing systems, that is, systems operating in a narrow or limited functionality spectrum.

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

Our BBP subsidiary operates a service bureau in Switzerland providing Interbank Gateway Services, a set of electronic payments and securities application services. Interbank Gateway Services provide secure and reliable technology infrastructure, which enables financial institutions to initiate, process and support electronic payment transactions across a wide range of settlement solutions. The service bureau’s services include connection to the Central Bank of Switzerland for the processing and settlement of bank-to-bank e-payments, the processing and settlement of bank-to-bank Euro-denominated e-payments, electronic trading and settlement of securities transactions through online access SECOM, Switzerland’s securities trading and settlement system and connection to the S.W.I.F.T. network for the processing and settlement of international bank-to-bank e-payments. The IGTplus software utilized to provide these services is also available on a license basis

During the period 2001 to 2003, we restructured in response to market conditions which resulted in a reduction in the total sum of maintenance and services costs, research and development costs (including capitalized development costs), selling and marketing costs and general and administrative costs (together, “Certain Costs”). While Certain Costs declined during 2001 and 2002, they stabilized in 2003. Certain Costs for 2004 increased to $11.6 million, $12.2 million, $12.3 million and $15.3 million in the first, second, third and fourth quarters, respectively. Certain Costs for 2005 increased to $15.5 million, $16.0 million, $16.5 million and $16.5 million in the first, second, third and forth quarters, respectively. Certain Costs for 2006 increased to $17.8 million, $19.5 million, $19.3 million and $20.1 million in the first, second, third and fourth quarter, respectively. These increases in Certain Costs were necessitated by our improving revenues during this same period. During 2007, Certain Costs are expected to rise as we add staff, necessitated by our improving revenue as well as by the continuing increase in projects involving a significant services component.

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

While we note that although spending on technology in the financial services industry increased during the period 2004 through 2006, and is expected to continue to grow in 2007, it is difficult to predict if this trend will continue as well as the extent of the impact that it may have on our future revenues or results of operations. Notwithstanding this increase in spending, we have seen and expect to see a significant percentage of spending on maintaining and upgrading so-called “legacy systems” that are currently in place with our customers, or internally developed “in-house” solutions rather than on the acquisition of new externally developed systems such as those we market.

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

In November 2004, we acquired all outstanding shares of India-based Cashtech Solutions India Private Limited (“Cashtech”), a leading provider of cash management software and services throughout Southeast Asia for an aggregate purchase price of approximately $3.8 million. Cashtech’s products are targeted at large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. Cashtech has sales offices in Singapore and Tokyo.

The acquisition of Cashtech enhanced our cash management product line with products that are well suited for non-US markets, as well as extending our geographic coverage into the Asia Pacific market.

Under the terms of the acquisition agreement, we will pay an additional amount of up to $3.7 million in cash over the subsequent three years, contingent upon the financial performance of Cashtech. We paid additional amounts of $991,000 in 2005 and $126,000 in 2006 based on achieved performance milestones, of which $697,000 was accounted for in 2005 and $126,000 accounted for in 2006, and capitalized additional acquisitions costs of $62,000 in 2005. A further payment of $1,130,000 was made in 2006 based on Cashtech’s financial performance, which was already accounted for in 2005. We also expect to make a payment of $1,004,000 in 2007 based on Cashtech’s financial performance, which was already accounted for in 2006.

In October of 2005, we acquired all of the outstanding shares of Radius Partners, Inc. (“Radius”). The purchase price was $1.75 million of which $1.5 million was paid in cash and $250,000 was paid in the form of forgiveness of prepaid fees (“Initial Consideration”). Of the $1.5 million cash consideration $1.25 million was paid at the closing and an additional $250,000 was paid 60 days after the closing date. Additional cash consideration will be paid if and when certain conditions are met between the acquisition date and December 31, 2011, which may amount to an additional $3 million payable. During 2006, payments of $220,000 were made based on and for 2005, and we anticipate that payments will be made in 2007 in the amount of $200,000 based on and for 2006.

In February of 2007, we acquired all of the outstanding shares of Prang, GmbH. The purchase price was 4 million Euro which was paid in cash. Additional cash consideration in an amount of up to 4 million Euro will be paid if and when certain conditions related to the performance of Prang are met between the acquisition date and December 31, 2010.

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

We usually provide a warranty period to our customers of up to three months at no extra charge. As of December 31, 2006 and 2005, the provision for warranty cost is immaterial.

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

Our costs incurred between completion of the detailed program design for the Global PAYplus™ product and the point at which the product was ready for general release has been capitalized. As of December 31, 2001, we capitalized development costs totaling $7,876,000 in aggregate. In 2002 we started amortizing the capitalized development costs and we did not capitalize any additional development costs. The 2004, 2005 and 2006 amortization costs relating to the capitalized development costs totaled $1,575,000 for each year.

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

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on a projected discounted cash flow. We did not record an impairment charge based on our reviews in 2005 and 2006. If our estimates or the related assumptions change in the future, we may be required to record impairment charge on goodwill to reduce its carrying amount to its estimated fair value.

Share Based Payments. In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123R”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued Employees” and its authoritative interpretations.

SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and director services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

SFAS 123R eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period).

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

The provisions of SFAS 123R apply to all awards which will vest after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123R, in the first quarter of 2006, we elected to use the “modified prospective method”. Under the modified prospective method, we was required to recognize compensation cost for all awards granted after the adoption of SFAS 123R and for the unvested portion of previously granted awards that are outstanding on that date.

Under the modified prospective method of adoption for SFAS No. 123R, the compensation cost recognized by us beginning in 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based compensation granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. We use the straight-line attribution method to recognize stock-based compensation costs over the service period of the award. The share-based compensation resulting from the application of SFAS No. 123R resulted in charge of $2,487,000 in 2006.

A.	Operating Results

The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:

	Year Ended December 31,
	2004	2005	2006
Revenues:
Software license fees	28.0%	22.2%	15.9%
Maintenance and service fees	71.5	77.7	84.0
Hardware sales	0.5	0.1	0.1
Total revenues	100.0	100.0	100.0

Operating Expenses:
Software license costs	1.1	0.7	0.7
Maintenance and service costs	39.3	40.2	40.6
Hardware Costs	0.5	0.1	0.1
Research and development	19.1	18.1	19.5
Selling and marketing, net	19.1	17.8	18.4
General and administrative	12.4	12.8	13.7
Amortization of capitalized software development costs	2.7	2.1	1.8
Amortization of other acquired intangible assets	1.7	1.6	1.5
Provision for doubtful accounts	0.5	0.7	0.5

Total operating expenses	96.2	94.1	96.8
Operating income (loss)	3.8	5.9	3.2

Financial income, net	1.2	1.5	2.3
Income before income taxes	5.0	7.4	5.5
Income taxes	0.8	1.6	1.1
Net income	4.2%	5.8%	4.4%

We again note in particular the impact on net income of the application of SFAS No. 123R resulted in charge of $2.5 million in 2006.

Significant Revenue, Segment and Earnings Information

The following table presents our consolidated revenues (in thousands) according to the geographical regions to which such revenues are attributable:

	2004		2005		2006
	Total Revenues	Percentage	Total Revenues	Percentage	Total Revenues	Percentage
Israel	$62	0.1	$149	0.2	$2,006	2.3
U.S.A.	31,920	54.5	39,948	53.6	44,399	51.9
Switzerland India United Kingdom	10,425 292 4,114	17.8 0.5 7.0	11,666 1,020 8,781	15.7 1.4 11.8	11,471 1,105 14,469	13.4 1.3 17.0
Other	11,724	20.1	12,902	17.3	12,059	14.1
	$58,537	100.0%	$74,466	100.0%	$85,509	100.0%

Segment Information:

	2004	2005	2006
Cash management revenue	$13,416	$16,454	$21,660
Operating income (loss)	201	(503)	178
Payments revenue	33,870	44,898	54,705
Operating income	8,229	11,753	13,363
BBP revenue	11,251	13,112	13,870
Operating income (loss)	600	1,061	634

Segment Information (in thousands):

While cash management revenues continued to grow from 2004 to 2006, operating income has been adversely impacted by the costs associated with the launch of the new CASHplus product. Payments revenues and operating income are primarily related to strong sales and installations of PAYplus USA and Global PAYplus leading to both increased license fees and services revenues. BBP revenue and operating income have steadily increased due to the implementation of IGTplus. License and services fee trends are discussed more fully in the year to year comparisons below.

Major Customers

We derived approximately 24% of our annual revenues, or approximately $20 million, from the license, consulting and maintenance service fees earned in connection with agreements with two leading international financial institutions in 2005. We derived approximately 24% of our annual revenues from these major customers in 2006 as well. See Item 4B, “Information on the Company — Business Overview - Customers and Markets.”

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues.

			Variance
	2005	2006	Increase	%
Total Revenues	$74,466,000	$85,509,000	$11,043,000	14.8%

The increase in revenues was primarily attributable to (i) revenues from our securities initiative that increased by $2.1 million, (ii) revenues from our global PAYplus implementation with three major clients which increased by $2.0 million and (iii) revenues from cash management products which increased by $2.9 million. Total payments business grew by 10% or $4.1 million, primarily from PAYplus USA business growth and new GPP clients. Total cash management business grew by 21% or $3.4 million primarily due to Cashtech growth. Securities revenue grew by 53% contributing $2.8 million growth primarily from project revenue.

Software License Fees. Software license fees consist primarily of revenues derived from software license agreements we enter into with our customers. A comparison between our 2005 and 2006 software license fees is as follows:

			Variance
	2005	2006	Decrease	%
Software License Fees	$16,523,000	$13,576,000	($2,947,000)	(17.8%)

License fees for one large Global PAYplus client declined $3.6 million from 2005. In addition, we have noted a shift in sales of our CASHplus and PAYplus USA products that indicates a trend away from licensing and toward hosting services. See also Maintenance and Services Fees immediately below.

Maintenance and Services Fees. Maintenance and services fees include revenues derived from maintenance contracts, customizations and product installation, training, hosting, and consulting fees. We generally receive a contract for maintenance and services at the time a contract for software license is entered into. A comparison between our 2005 and 2006 maintenance and services fees is as follows:

			Variance
	2005	2006	Increase	%
Maintenance and Services Fees	$57,943,000	$71,933,000	$13,990,000	24.1%

The increase in fees primarily related to (i) increases in maintenance fees payable for newly installed banks of $2.3 million; (ii) increases in the fees related to customizations and product installations, particularly with respect to three major clients, that totaled $8.9 million; and (ii) and increases in hosting fees totaling $2.9 million.

Hardware Sales. We continue to de-emphasize sales of hardware to our customers. The total hardware sales for 2006 were immaterial. For the year ending December 31, 2006, the Company combined hardware sales with maintenance and service fees for 2006 and conformed the 2005 presentation for comparative purposes.

Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2005 and 2006 software license costs is as follows:

			Variance
	2005	2006	Increase	%
Software License Costs	$522,000	$604,000	$82,000	15.7%

The software license costs increased primarily related to third-party embedded software utilized by our newer CASHplus and Global PAYplus environments. Costs increased primarily for new implementations of hosted customers.

Amortization of Capitalized Software Development Costs. A comparison between our 2005 and 2006 amortization of capitalized software development costs is as follows:

			Variance
	2005	2006	Decrease	%
Amortization of Capitalized Software Development Costs	$1,575,000	$1,575,000	-	-

This reflects the amortized capitalized software development costs in connection with our Global PAYplus product.

Amortization of Other Acquired Intangible Assets. A comparison between our 2005 and 2006 amortization of other acquired intangible assets is as follows:

			Variance
	2005	2006	Increase	%
Amortization of Other Acquired Intangible Assets	$1,154,000	$1,275,000	$121,000	10.5%

The increase in amortization resulted from (i) exchange rate differences for assets related to BBP and Cashtech and (ii) the full year’s amortization of Radius acquisition assets.

Maintenance and Services Costs. Maintenance and services costs consist primarily of personnel and related expenses, voice and data expenses and other costs related to the provision of maintenance, hosting, and professional services. A comparison between our 2005 and 2006 services costs is as follows:

			Variance
	2005	2006	Increase	%
Maintenance and Services Costs	$30,027,000	$34,726,000	$4,699,000	15.6%

Maintenance costs decreased by $833,000, directly related to headcount efficiencies in the support organizations. Services costs increased by $4.5 million, primarily related to the number personnel assigned to Global PAYplus and securities projects. Hosting costs increased by $361,000, commensurate with the increased number of hosted customers. Others services costs increased by $529,000, which are reimbursable expenses that will be billed back to customers.

Hardware Costs. The reduction in costs is commensurate with the decrease in hardware sales previously noted. For the year ending December 31, 2006, the Company has combined hardware costs with maintenance and service costs and conformed the 2005 presentation for comparative purposes.

Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2005 and 2006 software development expenses is as follows:

			Variance
	2005	2006	Increase	%
Software Development	$13,480,000	$16,710,000	$3,230,000	24.0%

We did not capitalize any software development costs in 2006 or 2005 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short. These costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in costs is primarily due to the addition in staff in the United States and Israel to handle change orders for our major clients, and to enhance our Global PAYplus product, staff added in the United States to handle enhancements to our cash management software and projects as well as Cashtech staff added to accommodate their revenue growth. The implementation of FASB 123R in 2006 accounted for $152,000.

Selling and Marketing. A comparison between our 2005 and 2006 selling and marketing expenses is as follows:

			Variance
	2005	2006	Increase	%
Selling and Marketing	$13,182,000	$15,324,000	$2,142,000	16.2%

The increase in selling and marketing expenses was primarily due to, (i) an increase in personnel and related expenses including commissions related to our revenue growth and, (ii) increases in travel, promotional, and infrastructure expense of $369,000. The implementation of FASB 123R in 2006 accounted for $504,000.

Provision for Doubtful Accounts. Management’s assessment for uncertainties of outstanding accounts receivable collectibility is reflected in our provision for doubtful accounts. A comparison between our 2005 and 2006 provision for doubtful accounts is as follows:

			Variance
	2005	2006	Decrease	%
Provision for Doubtful Accounts	$552,000	$430,000	($122,000)	(22.1%)

The decrease in the provision for doubtful accounts reflects an increase confidence in customer collectibility in 2006. We determine write off provisions on a case by case basis.

General and Administrative. A comparison between our 2005 and 2006 general and administrative expenses is as follows:

			Variance
	2005	2006	Increase	%
General and Administrative	$9,557,000	$12,133,000	$2,576,000	27.0%

This increase is due to higher head count and related expenses $1.0 million or 19% in the U.S., Switzerland, India. The implementation of FASB 123R in 2006 attributed $1.6 million to the increase.

Financial Income, Net. A comparison between our 2005 and 2006 financial income, net is as follows:

			Variance
	2005	2006	Increase	%
Financial Income, net	$1,085,000	$1,984,000	$899,000	82.9%

The increase of the net financial income is primarily due to increasing interest that was earned on our cash, cash equivalents and marketable securities. To a lesser extent, a higher average cash balance added to the increase interest earned.

Income Taxes. A comparison between our 2005 and 2006 income taxes is as follows:

			Variance
	2005	2006	Decrease	%
Income Taxes	$1,166,000	$964,000	($202,000)	(17.3%)

Cashtech’s effective tax rate was reduced in 2006 resulting in an overall decreased tax liability. This decrease was due, in part, to a reduction in tax rates in Japan..

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues.

			Variance
	2004	2005	Increase	%
Total Revenues	$58,537,000	$74,466,000	$15,929,000	27.2%

The increase in revenues was primarily attributable to (i) revenues related to our new securities initiative that generated $5.2 million, (ii) revenues from our global PAYplus implementation with our two major clients that increased by $7.7 million and, (iii) revenues from cash management products increased by $4.3 million. Payments grew by 17% or $5.7million, primarily from HSBC project-related services. Securities revenue contributed $4.0 million growth from Omgeo project revenue. Cash management contributed $5.0 million to the overall revenue growth.

Software License Fees. Software license fees consist of revenues derived from software license agreements we enter into with our customers. A comparison between our 2004 and 2005 software license fees is as follows:

			Variance
	2004	2005	Increase	%
Software License Fees	$16,395,000	$16,523,000	$128,000	0.8%

Our revenue growth was primarily related to project work for our three major clients. In addition, we have noted a shift in sales of our CASHplus product that indicates a trend away for licensing and toward hosting services. For this reason, the growth in software license fees was not proportional to the growth in revenues. See also Maintenance and Services Fees immediately below.

Maintenance and Services Fees. Maintenance and services fees include revenues derived from maintenance contracts, customizations and product installation, training, hosting, and consulting fees. We generally receive a contract for maintenance and services at the time a contract for software license is entered into. A comparison between our 2004 and 2005 maintenance and services fees is as follows:

			Variance
	2004	2005	Increase	%
Maintenance and Services Fees	$41,827,000	$57,849,000	$16,022,000	38.3%

The increase in fees primarily relates to (i) increases in maintenance fees payable for newly installed banks of $3.2 million; (ii) increases in the fees related to customizations and product installations, particularly with respect to three major clients, which totaled $10.4 million; and (iii) increases in hosting fees totaling $2.5 million.

Hardware Sales. Hardware sales consist of the reselling of third-party hardware in connection with the licensing and installation of our software. A comparison between our 2004 and 2005 hardware sales is as follows:

			Variance
	2004	2005	Decrease	%
Hardware Sales	$315,000	$94,000	($221,000)	(70%)

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

The software license costs primarily relate to third-party embedded software utilized by our latest CASHplus and Global PAYplus environments. With fewer license fees generated, as noted in software License Fees above, there was a corresponding decline in software license costs.

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

Maintenance and Services Costs. Maintenance and services costs consist primarily of personnel and related expenses, voice and data expenses and other costs related to the provision of maintenance, hosting and professional services. A comparison between our 2004 and 2005 services costs is as follows:

			Variance
	2004	2005	Increase	%
Maintenance and Services Costs	$23,001,000	$29,947,000	$6,946,000	30.2%

Maintenance costs increased by $478,000, directly related to the impact of additional staffing required to handle a $3.2 million increase in maintenance revenues. Services costs increased by $6.1 million, primarily related to the number personnel assigned to Global PAYplus and securities projects. Hosting costs were flat, as (i) costs had been incurred in previously years which related to current year revenues and (ii) we achieved economies of scale relevant to the number of hosted customers. Others services costs increased by $411,000 for reimbursable expenses billed to the client.

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

We did not capitalize any software development costs in 2005 or 2004 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short and consequently these costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in costs was primarily due to the addition in staff in the United States and Israel to handle change orders for our major clients, staff added in the United States to handle enhancements to our securities software and projects as well as Cashtech staff added to accommodate their revenue growth.

Selling and Marketing. A comparison between our 2004 and 2005 selling and marketing expenses is as follows:

			Variance
	2004	2005	Increase	%
Selling and Marketing	$11,193,000	$13,182,000	$1,939,000	17.8%

The increase in selling and marketing expenses was primarily due to (i) an increase in personnel and related expenses including commissions resulted in the 14.8% revenue growth achieved; and (ii) increases in travel, promotional, and infrastructure expenses.

Provision for Doubtful Accounts. Management’s assessment for uncertainties of outstanding accounts receivable collectibility is reflected in our provision for doubtful accounts. A comparison between our 2004 and 2005 provision for doubtful accounts is as follows:

			Variance
	2004	2005	Increase	%
Provision for Doubtful Accounts	$269,000	$552,000	$283,000	105.2%

The increase in the provision for doubtful accounts reflects greater customer specific provisions in 2005 coupled with the settlement of previously accrued matters resulting in the accounts no longer being deemed doubtful of collection

General and Administrative. A comparison between our 2004 and 2005 general and administrative expenses is as follows:

			Variance
	2004	2005	Increase	%
General and Administrative	$7,254,000	$9,557,000	$2,303,000	31.7%

This increase is due to increased staff costs in the U.S., Israel, India, and Switzerland.

Financial Income, Net. A comparison between our 2004 and 2005 financial income, net is as follows:

			Variance
	2004	2005	Increase	%
Financial Income, net	$727,000	$1,085,000	$358,000	49.2%

The increase of the net financial income is primarily due to an increase in our cash of $3.0 million and the increasing interest that was earned on our cash, cash equivalents and marketable securities.

Income Taxes. A comparison between our 2004 and 2005 income taxes is as follows:

			Variance
	2004	2005	Increase	%
Income Taxes	$475,000	$1,166,000	$691,000	145.5%

Increasing profits in India coupled with continued profitability of our Swiss subsidiary resulted in an increased tax liability.

B.	Liquidity and Capital Resources.

We have financed our operations primarily through the sale of equity securities in the amount of approximately $139.7 million including net proceeds from our 1998 initial public offering in the amount of approximately $29.0 million, proceeds from our follow-on 1999 public offering in the amount of approximately $92.3 million and grants from the Government of Israel, Office of the Chief Scientist to fund new product development. In addition, we raised $1,490,000 from the exercise of employee options in 2006. As of December 31, 2006, working capital was $54.8 million, which included cash and cash equivalents, short term deposits and marketable securities of $47.2 million. Working capital has not increased from December 31, 2005 primarily due to cash utilized in acquisitions.

Cash flows from operations. Net cash provided by operating activities amounted to $5.3 million for the year ended December 31, 2006 as compared to net cash provided by operating activities of $10.3 million for the year ended December 31, 2005. This decrease of $5.0 million was primarily due to a decrease in profitability due to the adoption of SFAS 123R plus an increase in trade receivables, net, offset impact by an increase in deferred revenues due to accelerated collection of 2007 maintenance.

Cash flows from investing activities. Net cash used in investing activities amounted to $6.2 million for the year ended December 31, 2006 as compared to $3.3 million for the year ended December 31, 2005. During the year ended December 31, 2006, we invested $1.4 million to pay additional amounts as per the terms of the acquisition agreements with Radius Partners and Cashtech. Purchases of property and equipment decreased $0.2 million to $5.2 million for the year ended December 31, 2006 from $5.4 million for the year ended December 31, 2005. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2007, our anticipated capital expenditures are $7.8 million - See Item 4A.

Cash flows from financing activities. Net cash used in financing activities was $1.8 million for the year ended December 31, 2006 as compared to net cash provided by financing activities of $1.4 million for the year ended December 31, 2005. The decrease was primarily due to the purchase of Ordinary Shares in the amount of $3.3 million as noted below, offset in part by proceeds from the exercise of stock options.

On February 21, 2002, the Company’s Board of Directors authorized the purchase of up to one million of our Ordinary Shares from time to time on the open market. By December 31, 2003, the Company had purchased a total of 21,500 shares. No shares were purchased during 2004 and 2005. On June 4, 2006, the Company’s Board of Directors authorized the Company to utilize up to $20 million to purchase Ordinary Shares from time to time on the open market. By June 13, 2007, the Company had purchased a total of 320,883 shares at a cost of $3.3 million.

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

At December 31, 2006, we had net operating loss (“NOL”) carryforwards of approximately $44.0 million and $32.6 million in the United States and in Israel, respectively. The U.S. NOL carryforwards begin to expire in 2010 through 2025 and the Israeli NOL carryforwards have no expiration. See Note 12 to the Consolidated Financial Statements.

C.	Research and Development, Patents and Licenses, etc.

During 2006, $16.7 million in current expense charges was made related to the development of our software with no capitalized costs. During 2005 and 2004, $11.2 million and $13.5 million, respectively, in current expense charges were made with no capitalized costs for our software. There were no Office of the Chief Scientist grants in 2004, 2005 or 2006.

D.	Trend Information.

Our trends are disclosed above in the Overview of this Item 5, “Operating and Financial Review and Prospects”.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

		Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$10,041	$2,878	$4,280	$1,424	$1,459

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management.

The following table lists the names and ages of the current directors and executive officers:

NAME	AGE	POSITION
Gideon Argov	50	Chairman of the Board of Directors
Reuven Ben Menachem	46	Chief Executive Officer, Director
Tsvi Gal	47	Director
Yaffa Krindel	52	Director
Stanley Stern	50	Director
Gil Weiser	65	Director
Ben-Zion Zilberfarb	57	Director
Joseph J. Aulenti	61	Executive Vice President, General Counsel and Secretary
Yoram Bibring	49	Executive Vice President, Chief Financial Officer
Joseph P. Mazzetti	66	Executive Vice President, Corporate Development
Michael Sgroe	51	President & Chief Operating Officer

Gideon Argov was elected Chairman of the Board of Directors in July 2003. Mr. Argov is currently serving as the President and Chief Executive Officer of Entegris, Inc., a materials integrity management leader in high technology. From 2001 to November 2004, he was the Managing Director, Operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham, Massachusetts. Presently, he serves on the boards of Entegris, Inc., Interline Brands, Inc. and X-Rite Inc. Mr. Argov has earned an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

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

Yaffa Krindel has served as a director since February 2004. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star in 1997 as the managing partner of STAR Ventures in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the board of Syneron Medical, a publicly traded company (ELOS) and on the boards of the following private companies: Siano Mobile Silicon Inc., OrSense Ltd., Trivnet Inc., Negevtech Ltd. and Broadlight Incorporated. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He serves as Chairman of the board of Tucows, Inc. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

Gil Weiser has served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company's Swiss subsidiary from 2001 to 2006. Mr. Weiser presently serves as the CEO of Orsus solution since August 2006. He serves as director of various boards and has other affiliations with a number of other Israeli high-tech companies. Mr. Weiser served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. He served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzlia. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the Managing director of Hewlett Packard (Israel) located in Tel Aviv and CMS - distributor of Hewlett Packard products and services. Mr. Weiser has and continues to hold significant public positions. He has served as Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

Currently Serving External Directors under the Companies Law

Tsvi Gal is currently serving as the Chief Technology Officer for Deutsche Bank Asset Management, a division of Deutsche Bank and one of the world’s largest investment management organizations based in New York, since October 2005. Prior to joining Deutsche Bank, from 2002 to October 2005, Mr. Gal was Chief Information Officer and Head of Business Development at Time Warner Music Group, an entertainment company, located in New York, NY. From 1999 to 2002, Mr. Gal served as President and Chief Operating Officer of AT&T’s ATT.COM, a web services, hosting and eCommerce company, located in Basking Ridge, New Jersey. Mr. Gal also served as Chief Technology Officer of Merrill Lynch in New York, NY, initiating the first major brokerage on-line trading system. Prior to Merrill Lynch, he served as Chief Information Officer of ABN AMRO North America in Chicago, Illinois and prior to this was Vice President of Technology at Wells Fargo in San Francisco, California where he was credited with developing the first Internet bank from 1986 to 1993. From 1996 to 2001, Mr. Gal served on the USA technology delegation, to the G7 conference of leading economy nations. He is the author of Distributed Computing Management book and serves on the Board of Directors at Expand, Cardean University, Sofmit and Dati and as an advisor to Rutgers University president. Mr. Gal earned a Graduate degree in Computer Science from Rutgers University and an MBA from Golden Gate University.

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

Senior Management

Joseph Aulenti was appointed General Counsel and Secretary of Fundtech on October 1, 2002 and named Executive Vice President in February, 2007. Mr. Aulenti previously served as Associate General Counsel since joining Fundtech in August 2001. Prior to joining Fundtech, Mr. Aulenti was engaged in private practice representing IT companies from October 2000 until August 2001. From May 1995 until October 2000, Mr. Aulenti served as Senior Vice President and Chief Legal Officer of Century Technology Group, Inc., a privately held technology solutions provider located in Falls Church, Virginia. From 1991 to 1995, Mr. Aulenti served as Senior Vice President - Group Counsel of Fiserv, Inc., a leading provider of banking technology solutions located in Milwaukee, Wisconsin. Mr. Aulenti was Senior Vice President and General Counsel of Citicorp Information Resources, Inc., a leading financial IT solutions provider located in Stamford, Connecticut from January 1986 until it was acquired by Fiserv in June 1991. Mr. Aulenti graduated from the Catholic University of America with a B.A., holds a M.Sc. from the University of Bridgeport and a J.D. from Fordham University.

Yoram Bibring has served as Executive Vice President and Chief Financial Officer since joining Fundtech in September 2001. Prior to joining Fundtech, Mr. Bibring served from April 1999 until May 2001 as Chief Financial Officer of ViryaNet, a provider of software solutions to the workforce management market, located in Southborough, Massachusetts. From November 1998 until April 1999, Mr. Bibring served as a Financial Consultant for ViryaNet and others. Prior to joining ViryaNet, Mr. Bibring served from February 1998 until November 1998 as Chief Financial Officer of Americash, Inc., a leading operator of e-cash platforms located in New York, New York, which was sold to American Express. Prior to joining Americash, from January 1990 until January 1998, Mr. Bibring was employed by Geotek Communications, a wireless communications service provider located in Montvale, New Jersey, where he served initially as Chief Financial Officer and then as the President of its International Division. Mr. Bibring’s financial career also includes several years in public accounting in Israel and the United States. He holds a B.A. in Accounting and Economics from Tel-Aviv University and is a certified public accountant in both Israel and the United States.

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

We have entered into an employment agreement with Reuven Ben Menachem, which provides for annual review of his compensation by the Compensation Committee and Board of Directors. Mr. Ben Menachem’s compensation as a director of the Company is also subject to shareholder approval. Mr. Ben Menachem’s agreement also provides for a notification period in the event the agreement is terminated without cause and a severance payment in the event the agreement is terminated subsequent to a change of control.

The aggregate remuneration we paid for the year ended December 31, 2006 to our directors and executive officers as a group was $2,574,290 in salaries and bonuses, inclusive of the retainer payments to directors as described below. In addition, certain officers are provided a car allowance that totaled $54,177 for 2006. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers.

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

Option or Restricted Share Grants in Last Fiscal Year

During 2006, no options to purchase Ordinary Shares in aggregate were granted to our executive officers. Grants of restricted stock totaling 99,500 were made to our directors and executive officers under the terms of the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (the “2005 Plans”). Director shares vest quarterly over a one-year period, and executive management shares vest semi-annually over a three-year term. The share price on the grant date for the director shares was $11.85 per share. The share price on the grant date for the executive management shares was $11.85 per share.

C.	Board Practices.

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Gideon Argov (2)(5)	Chairman	July 22, 2003	2006 Annual Meeting
Reuven Ben Menachem	Chief Executive Officer, Director	October 28, 2002	2006 Annual Meeting
Stanley Stern (2)(3)	Director	July 22, 2003	2006 Annual Meeting
Yaffa Krindel (2)(4)	Director	February 12, 2004	2006 Annual Meeting
Gil Weiser (2)(4)(5)	Director	October 28, 2002	2006 Annual Meeting
Tsvi Gal (1)(2)(3)(5)(6)	Director	December 14, 2006	2009 Annual Meeting
Ben-Zion Zilberfarb (1)(2)(3)(4)(7)	Director	January 31, 2002	2007 Annual Meeting
Joseph Aulenti	Executive Vice President, General Counsel and Secretary	October 1, 2002	Not Applicable
Yoram Bibring	Executive Vice President, Chief Financial Officer	September 6, 2001	Not Applicable
Joseph P. Mazzetti	Executive Vice President, Corporate Development	June 1, 2001	Not Applicable
Michael Sgroe	President & Chief Operating Officer	June 1, 2001	Not Applicable

(1) External Director under the Companies Law.

(2) NASDAQ Independent Director.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Nominating Committee.

(6) Mr. Gal was elected for a three year term as an external director on December 14, 2006.

(7) Mr. Zilberfarb was elected for a second three year term as an external director on December 21, 2004.

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

Our external directors are required to possess professional qualifications as set forth in the regulations promulgated under the Companies Law. In addition, our board of directors is required to determine how many of our directors must have financial and accounting expertise. In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that if we have an "audit committee financial expert" as defined by the SEC rules that has the requisite financial sophistication as defined by The NASDAQ Global Market rules and regulations and is independent within the meaning of the independent director standards of The NASDAQ Global Market and the SEC, then our external directors are only required to possess requisite professional qualifications.

Under the Companies Law, each committee which is authorized to exercise one of the functions of the Board of Directors is required to include at least one external director. The initial term of an external director is three years, and he or she may be reelected to one additional term of three years by a majority vote at a shareholders' meeting; provided that external directors of an Israeli company whose securities are listed on certain non-Israeli stock exchanges or stock markets (including The NASDAQ Global Market) may be reelected for additional periods of up to three years each (beyond the first two three-year periods), in each case provided that (i) the audit committee and thereafter the board of directors confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, (ii) the reelection for each additional period is approved by the company's shareholders as described in the immediately preceding paragraph and (iii) the period of service of the external director in such office and the reasons of the audit committee and board of directors for the proposed reelection for an additional period are presented to the general meeting of shareholders prior to the shareholders' voting on the proposed reelection.

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

Tsvi Gal and Ben-Zion Zilberfarb currently serve as “external” directors within the meaning prescribed by the Companies Law. Mr. Gal’s current term of office ends after the 2009 Annual Shareholder Meeting. Mr. Zilberfarb’s current term of office ends after the 2007 Annual Shareholder Meeting.

Independent Directors

The Ordinary Shares are listed for quotation on The NASDAQ and are subject to the rules of The NASDAQ Global Market applicable to quoted companies. Under The NASDAQ rules, we are required to appoint a sufficient number of independent directors for them to constitute a majority. The independence standard under the NASDAQ rules excludes any person (i) who is an officer or employee of the Company or its subsidiaries, or (ii) that the board of directors believes has a relationship that would interfere with such individual’s independent judgment as a director. Additional circumstances that preclude an individual from serving as an Independent Director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation in excess of $60,000 per annum. Gideon Argov, Yaffa Krindel, Tsvi Gal, Stanley Stern, Gil Weiser and Ben-Zion Zilberfarb qualify as independent directors and meet the independence standard of the NASDAQ rules.

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

The members of the Audit Committee for the fiscal year ended December 31, 2006 were Stanley Stern, Chairman, George Lieberman, Ben-Zion Zilberfarb and Yaffa Krindel. Ms. Krindel qualifies as a financial expert under the Sarbanes-Oxley Act of 2002. For 2007, the Audit Committee will consist of Stanley Stern, Chairman, Tsvi Gal and Ben-Zion Zilberfarb. Dr. Zilberfarb has been designated as the financial expert under the Sarbanes-Oxley Act of 2002.

Compensation Committee

The members of the Compensation Committee for the fiscal year ended December 31, 2006 were George Lieberman, Chairman, Gideon Argov and Gil Weiser. No member of the Compensation Committee is an officer or employee of the Company and each is an independent director. The responsibilities of the Compensation Committee include administering our stock plans and approving the compensation of our executive officers. For 2007, the Compensation Committee will consist of Yaffa Krindel, Chairman, Gil Weiser and Ben-Zion Zilberfarb.

Nominating Committee

In accordance with NASDAQ rules, a Nominating Committee was established in 2004. Its members during 2006 were Gil Weiser, Chairman, Gideon Argov and George Lieberman. The Nominating Committee is responsible for making recommendations with respect to (i) the nomination by the Board of Directors of qualified candidates to serve as our Directors, (ii) Board committee assignments and (iii) chair appointments. The Nominating Committee has adopted a charter, as well as policies and procedures governing its activities. The committee has also adopted and published policies and procedures governing communications from shareholder or other interested parties to the board of directors. For 2007, the Nominating Committee will consist of Gil Weiser, Chairman, Gideon Argov and Tsvi Gal.

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

The NASDAQ Global Market

Our Ordinary Shares are listed for quotation on The NASDAQ Global Market and we are subject to the rules of The NASDAQ Global Market applicable to listed companies. Under the NASDAQ rules companies quoted on NASDAQ are required to have a majority of independent directors. NASDAQ rules further require the appointment of a Compensation Committee which is comprised solely of independent directors and which is responsible for setting and approving salaries for the directors and for the executive officers of the company and a Nominating Committee which is comprised solely of independent directors and which is responsible for the selection of directors and for communications with shareholders on the subject of shareholder nominations. Gideon Argov, Yaffa Krindel, Tsvi Gal, Stanley Stern, Gil Weiser and Ben-Zion Zilberfarb and qualify as independent directors under the current NASDAQ National Market requirements.

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

D.	Employees.

The following table summarizes the main category of activity and geographic location of our employees as of December 31, 2006:

	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	72	96	36	21	225
Israel	29	49	2	4	84
Switzerland	17	22	8	9	56
United Kingdom	0	5	5	0	10
Australia	0	2	0	0	2
India	16	244	10	23	293
					670

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

As a general practice, which became legally required in May 2006, we contribute funds on behalf of most of our full-time employees in Israel to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee, provides for payments to the employee upon retirement or death and secures severance pay, if any, to which the employee is legally entitled upon termination of employment. The remaining part of this obligation is presented on our balance sheet as a provision for severance pay. See Note 2(l) to the Consolidated Financial Statements.

Our Cashtech subsidiary, as required by Indian regulations, provides a severance payment to any employee who resigns after working for five years with Cashtech. This obligation, whose valuations are carried out by an independent actuary, is reflected on the Cashtech balance sheet.

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United Kingdom, Switzerland, Australia, Singapore, India and Germany. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

E.	Share Ownership.

Security Ownership of Directors and Senior Management and Certain Key Employees

As of June 15, 2007, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was as follows:

Owner:	No. of Ordinary Shares:
Gideon Argov	Beneficially owns less than one percent.
Reuven BenMenachem	416,457 (2.6%)
Tsvi Gal	Beneficially owns less than one percent.
Stanley Stern	Beneficially owns less than one percent.
Gil Weiser	Beneficially owns less than one percent.
Ben-Zion Zilberfarb	Beneficially owns less than one percent.
Yaffa Krindel	Beneficially owns less than one percent.
Joseph J. Aulenti	Beneficially owns less than one percent.
Yoram Bibring	Beneficially owns less than one percent.
Joseph P. Mazzetti	Beneficially owns less than one percent.
Michael Sgroe	244,885 (1.5%)

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date and all restricted shares that will be released from any vesting schedule within 60 days of such date. No director is affiliated with a Major Shareholder.

As of June 15, 2007, options to purchase up to 937,467 Ordinary Shares and 217,663 Restricted Shares granted to our directors and senior managers were outstanding under our option and Restricted Share plans. The weighted average exercise price of the options was $7.87 per share. From these options and Restricted Shares, options to purchase 868,508 Ordinary Shares and 87,494 Restricted Shares granted to our directors and executive employees are exercisable or will become exercisable within 60 days of June 15, 2007.

As of June 15, 2007, we had 90 shareholders of record.

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

Pursuant to the Company option plans, a total of 3,592,815 options and restricted shares were allocated for grant to employees and directors of Fundtech and its subsidiaries, and an equal number of Ordinary Shares have been reserved for issuance upon the exercise of such options. As of December 31, 2006, 2,408,351 of these options were outstanding, 951,176 of these options had been exercised, and 185,141 options remain available to be granted.

1999 Stock Option Plan

The 1999 Option Plan was adopted in September 1999. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1999 Option Plan at the time of the grant. The options generally vest over a period of four years from the date of grant. As of December 20, 2005, 3,155,815 Ordinary Shares were reserved and allocated to the 1999 Option Plan. Of the 3,155,815 options available for grant under the 1999 Option Plan, as of December 20, 2005, 2,131,521 options were outstanding and 232,306 options had been exercised. By authorization of the shareholders granted on December 21, 2005, 391,988 options were transferred to the 2005 Share Option and Restricted Share Incentive Plans and no options remain available.

Directors’ Option Plan

The Directors’ Option Plan was adopted in May 1998. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the Directors’ Option Plan at the time of the grant. The options granted under the Directors’ Option Plan generally vest over a period between one and two years and expire five years from the date of grant. By authorization of the shareholders granted on December 21, 2005, 130,000 options were transferred to the 2005 Share Option and Restricted Share Incentive Plans and no options remain available.

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

2005 Share Option and Restricted Share Incentive Plans

On December 21, 2005, the shareholders of the Company approved the adoption of the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (collectively, the “2005 Plans”). The 2005 Plans did not increase the maximum number of the Company's Ordinary Shares that may be issued under the Company's option plans. Rather, the Company transferred the aggregate number of un-granted Ordinary Shares as of the date on which the 2005 Plans are adopted, then reserved for issuance under the Company’s 1999 Employee Stock Option Plan and the Director’s Option Plan (the “Previous Plans”) to the 2005 Plans. Any options that remain available for grants under the Previous Plans are now available for subsequent grants of awards under the 2005 Plans. In addition, if any outstanding award under the Previous Plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Plans. The cumulative number of such shares that may be so issued under the 2005 Plans, inclusive of any award or grant under the Previous Plans, may not exceed 3,592,815 shares. Grants under the 2005 Plans vest over periods of between one and four years. As of June 15, 2007, 438,036 restricted shares had been granted under the 2005 Plans.

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

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of June 15, 2007, for each person or group that we know owns 5% or more of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days. Applicable percentage ownership in the table set forth below is based on 16,021,425 Ordinary Shares outstanding as of June 15, 2007.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE BENEFICIALLY OWNED

Clal Industries and Investments Ltd.(1)	5,350,761	33.4%
Cannell Capital LLC(2)	2,800,000	17.5%
All directors and executive officers as a group (11 persons)	1,125,306	7.0%

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

2.
As of June 15, 2007 beneficial ownership consisted of 2,800,000 Ordinary Shares held by investment advisory clients who have granted Cannell Capital LLC, for which J. Carlo Cannell is the Managing Member, with discretionary authority to buy, sell and vote shares. Shares are held by The Anegada Master Fund Limited (656,922 Ordinary Shares); The Cuttyhunk Fund Limited (500,000 Ordinary Shares); Tonga Partners, L.P. (1,023,695 Ordinary Shares); TE Cannell Portfolio, LLC (619,383 Ordinary Shares). The address of Cannell Capital LLC is 150 California Street, Fifth Floor, San Francisco, CA 94111. Cannell Capital LLC formerly held 18.2% of our Ordinary Shares. Based on information set forth on a Schedule 13G/A filed February 15, 2007 by Cannell Capital LLC.

16,021,425 of our Ordinary Shares (of which 14,051,880 are in CEDE account) constituting 88% of our Ordinary Shares are held by record holders located in the United States. 30 record holders are located in the United States. We have determined that in excess of 60% of our Ordinary Shares are beneficially owned by non-United States persons.

During the period between December 14, 2004 and May 23, 2005 Clal Industries and Investments Ltd. has purchased 34,890 Ordinary Shares. However, its percentage ownership decreased from 36.3% to its present 33.5%. No additional shares have been purchased. Cannell Capital LLC first reported purchasing Ordinary Shares in 2002. Cannell’s ownership was reported at 2,527,826 (17.4%) on December 31, 2003, declined to 2,280,800 (15.1%) as of June 14 2006 and increased to 2,800,000 (17.5%) by February 15, 2007.

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

Fees and Reimbursement of Expenses for Members of the Board of Directors.

Our members of the Board of Directors are entitled to compensation and reimbursement of expenses for their services to the Company. See Item 6B above.

B.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Financial Statements and Other Financial Information.

The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2004, 2005 and 2006, together with the report of the independent auditors thereon, are presented under Item 18 of this report:

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

Market Price Information

Our Ordinary Shares are quoted on The NASDAQ Global Market under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

	HIGH	LOW
2002	5.24	3.28
2003	8.58	3.30
2004	9.90	6.26
2005	11.23	8.09
2006	12.94	8.72

2004
Fourth Quarter	8.76	6.44

2005
First Quarter	10.97	8.09
Second Quarter	10.59	9.90
Third Quarter	11.08	9.45
Fourth Quarter	11.23	9.61

2006
First Quarter	12.11	10.11
Second Quarter	12.94	9.14
Third Quarter	10.31	8.72
Fourth Quarter	12.60	10.03

Most recent six months
December 2006	12.60	10.94
Jan 2007	13.24	11.33
February 2007	14.45	12.21
March 2007	14.08	13.18
April 2007	15.76	13.97
May 2007	16.27	14.63

On June 15, 2007, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ Global Market, was $14.63 per share. As of June 15, 2007, we had 39 shareholders of record. We believe that the number of beneficial owners of the Ordinary Shares is approximately 1,841.

Since August 19, 2003, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.

	HIGH	LOW
2003	NIS 38.90	NIS 28.69
2004	46.38	28.39

2004
Fourth Quarter	38.27	28.71

2005
First Quarter	NIS47.66	NIS36.1
Second Quarter	46.47	43.00
Third Quarter	50.77	43.91
Fourth Quarter	50.37	45.36

2006
First Quarter	NIS 58.36	NIS 46.87
Second Quarter	58.88	44.62
Third Quarter Fourth Quarter	47.89 52.33	39.21 42.60

Most recent six months
December 2006	NIS 52.33	NIS 46.33
Jan 2007	55.99	45.41
February 2007	59.09	53.78
March 2007	58.79	56.41
April 2007	62.79	59.50
May 2007	63.33	59.42

As of June 15, 2007, the exchange rate of the NIS to the U.S. Dollar was $1=NIS 4.175.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital.

Not Applicable.

B.	Memorandum and Articles of Association.

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

General Meetings

We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than the annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call for a general meeting whenever it sees fit, and, under the Companies Law, is required to call a general meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the company or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the company. Subject to applicable law and regulations, prior notice of at least 35 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. For all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least, thirty-three and one-third percent (33 1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or any other valid instrument, shall constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

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

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of the purchase, ownership and disposition of our Ordinary Shares. A “U.S. Holder” means a holder of our Ordinary Shares that is:

•	an citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•
a trust, (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion considers only U.S. Holders that will own their Ordinary Shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase Ordinary Shares. Certain aspects of U.S. Federal income taxation relevant to a holder of Ordinary Shares that is not a U.S. Holder (a “non-U.S. Holder”). are also discussed below.

If a partnership (or any other entity treated as a partnership for U.S. Federal income tax purposes) holds Ordinary Shares, the tax treatment of the partnership as a partner in such partnership will generally depend on the activities of the partnership. Such a partner or partnership should consult its advisor as to its tax consequences. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	are regulated investment companies or real estate investment trusts;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities”;

•	hold Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired their Ordinary Shares upon the exercise of employee stock options or otherwise as compensation;

•	are grantor trusts;

•	are certain former citizen or long-term residents of the U.S.;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate taxes.

Each holder of Ordinary Shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, owning or disposing of our Ordinary Shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

Taxation of Distributions Paid On Ordinary Shares. A U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on Ordinary Shares, including any non-U.S. taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) generally will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

The maximum U.S. federal income tax rate on certain qualified dividends paid to non-corporate U.S. Holders for taxable years beginning on or before December 31, 2010 is currently 15% and subject to U.S. ordinary tax rates thereafter. This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the year the dividends are paid or in the prior year, or if certain holding period or other requirements are not met. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to Ordinary Shares.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the U.S. Holder’s regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source income for United States foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S.-source and foreign-source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. Israeli withholding taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion.

Taxation of the Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Individual U.S. Holders currently are subject to a maximum rate of 15% on long-term capital gains for taxable years beginning on or before December 31, 2010 and generally subject to a maximum capital gain rate of 20% thereafter. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is generally allocated to U.S. source income. Under the income tax treaty between the United States and Israel (the “Tax Treaty”), gain derived from the sale, exchange or other disposition of Ordinary Shares by a holder who qualifies as a resident of the United States and is entitled to claim the benefits under the Tax Treaty, and who sells the Ordinary Shares within Israel, may be treated as foreign-source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Anti-Deferral Regimes. Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. Holders (or to the direct or indirect beneficial owners of some non-U.S. Holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes, as well as their interaction with each other, are complex, and holders should consult their tax advisers with respect to any impact these regimes may have on the tax consequences of their purchase, ownership or disposition of our shares.

Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of our stock, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex rules including the required inclusion in income by such 10% U.S. Holders of their pro rata share of our “Subpart F income” (as defined by the Code) and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five-year period ending with the sale or exchange of our Ordinary Shares by such 10% U.S. Holders, gain from such sale or exchange of our Ordinary Shares generally is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. We do not believe that we are a CFC, but if we were to become a CFC, we would not be a passive foreign investment company, as discussed below, with regard to any such 10% U.S. Holder. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Passive Foreign Investment Company Status. We would be a passive foreign investment company, or PFIC, if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. Federal income tax purposes, U.S. or foreign, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. As discussed below, we believe that we were not a PFIC for 2006.

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

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our Ordinary Shares and the shareholder’s adjusted basis in the Ordinary Shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

Based on our income, assets, market capitalization and discussions with our advisors, we believe that we were not a passive foreign investment company for our tax year ended December 31, 2006. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, and our market capitalization which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2007 or in subsequent years. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2006, 2005 or any earlier year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

Although a U.S. Holder normally is not permitted to make a retroactive QEF election for a foreign corporation, a retroactive QEF election may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed and complied with a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

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

Information Reporting and Back-up Withholding

U.S. Holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on, and proceeds from the disposition of, Ordinary Shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to such dividends or disposition proceeds unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

A U.S. Holder of Ordinary Shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the Holder’s federal income tax liability, provided the required information is furnished to the IRS.

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

General Corporate Tax Structure

Israeli companies are currently subject to corporate tax at the rate of 31%. Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determined, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

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

Tax benefits under the 2005 Amendment

A recent amendment to the Law, which has been officially published effective as of April 1, 2005 (the “Amendment”) has changed certain provisions of the Law. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment also, applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the date of approval.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required, among others, to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not Applicable.

ITEM 15T.	CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us and our subsidiaries required to be disclosed in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2006. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Management’s annual report on internal control over financial reporting

The Company’s management, under the supervision of its chief executive officer and its chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company and its subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as effective as of December 31, 2006.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert, Ben-Zion Zilberfarb, serving on our Audit Committee. Dr. Zilberfarb is also an independent director.

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

In the annual meeting held on December 21, 2006, our shareholders re-appointed Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu to serve as our independent auditors for the 2006 fiscal year.

Deloitte Touche Tohmatsu billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2006	2005
Audit fees	$262,200	$232,500
Audit related fees	42,100	14,600
Tax fees [a]	7,000	10,500
All other fees	600	—
Total	$311,900	$257,600

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

ALL OTHER FEES

In fiscal 2006, Other Fees paid were immaterial.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services, as described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and approving a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, our independent auditors and our management team report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. In fiscal 2006, the Company’s Audit Committee approved all of the services provided by our independent auditor.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs(3)
May 2006	24,881	$4.019(2)	Not Applicable	Not Applicable
June 2006	76,215	10.09(1)	76,215	$5,930,099.70
August 2006	111,594	9.70(1)	111,594	$4,848,499.80
September 2006	4,130	9.78(1)	4,130	$4,808,108.40
November 2006	107,444	11.88(1)	107,444	$3,531,673.68
December 2006	15,000	$5.00(2)	Not Applicable	Not Applicable

(1)	Represents ordinary share repurchases.
(2)	Represents purchases of shares through vested stock option exercises.
(3)	We have the right to petition the Tel Aviv District Court for approval to purchase an additional $13.3 million in shares, but as of this date have not taken such action.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS.

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS.

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1	Amended Memorandum of Association of Registrant(1)

1.2	Amended and Restated Articles of Association of Registrant(1)

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
2.1	Form of Ordinary Share Certificate(1)

2.2	Form of Registration Rights(1)

4.1	Fundtech Ltd. December 1997 Israeli Share Option Plan (English summary)(1)

4.2	Fundtech Ltd. 1999 Employee Option Plan(3)

4.3	Fundtech Ltd. Directors Option Plan(4)

4.4	Employment Agreement between Reuven Ben Menachem and Fundtech Corporation, dated November 25, 1997(2)

4.5	Lease Agreement for Cashtech’s facility in Bombay, India(8)

4.6	Lease Agreement relating to Fundtech’s Facility in Ramat-Gan, Israel (English summary)(2)

4.7	Lease Agreement relating to Fundtech’s Facility in Norcross, Georgia(2)

4.8	Lease Agreement relating to Fundtech’s Facility in Jersey City, New Jersey(5)

4.9	Lease Agreement relating to Fundtech’s Facility in Burlington, Massachusetts(5)

4.10	Fundtech Ltd. 2005 International Share Option and Restricted Share Incentive Plan(7)

4.11	Fundtech Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan(7)

8	Subsidiaries of Registrant*

11	Code of Ethics(6)

12.1	Certification of the Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of the Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of the Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Brightman Almagor & Co.*

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

* Filed herewith.

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page

A. Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements:

B. Balance Sheets

as of December 31, 2006 and 2005	2

C. Statements of Operations

for the years ended December 31, 2006, 2005 and 2004	3

D. Statements of Shareholders' Equity

for the years ended December 31, 2006, 2005 and 2004	4 - 5

E. Statements of Cash Flows

for the years ended December 31, 2006, 2005 and 2004	6 - 7

F. Notes to Consolidated Financial Statements	8 - 33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 12, 2007

FUNDTECH LTD.

CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,
	2006	2005

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$28,616	$30,807
Short term investments		216
Marketable securities (Note 4)	18,551	18,576
Trade receivables (net of allowance for doubtful accounts of $ 1,078 and $ 1,664 at December 31, 2006 and 2005, respectively) (Note 5)	25,058	17,262
Other accounts receivable and prepaid expenses	2,608	2,601
Total current assets	74,833	69,462

Severance pay fund	1,221	871
Long-term deposits	639	734
Prepaid expenses	1,821	1,321
Property and equipment, net (Note 6)	11,944	10,281
Goodwill	18,979	17,655
Intangible assets, net (Note 7a)	2,232	3,508
Capitalized software development, net (Note 7b)	394	1,969

Total assets	$112,063	105,801

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$2,444	$2,021
Deferred revenues	7,567	7,686
Accrued restructuring expenses	185	336
Employees and payroll accruals	4,483	3,225
Other accounts payable and accrued expenses (Note 8)	5,360	6,285
Total current liabilities	20,039	19,553

Accrued severance pay	1,399	981
Accrued restructuring expenses	62	100
Other long term liabilities	777	157
Total liabilities	22,277	20,791

SHAREHOLDERS' EQUITY (Note 10)
Share capital	46	44
Additional paid-in capital	146,611	142,636
Accumulated other comprehensive income (loss)	(196)	(414)
Accumulated deficit	(53,417)	(57,168)
	93,044	85,098

Treasury shares at cost, 320,883 shares as of December 31, 2006	(3,258)	(88)
Total shareholders' equity	89,786	85,010

Total liabilities and shareholders’ equity	$112,063	$105,801

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year ended December 31,
	2006	2005	2004

Revenues (Note 2j)

Software license fees	$13,576	$16,523	$16,395
Software hosting	13,403	10,501	8,034
Maintenance	22,513	20,248	17,072
Services fees	36,017	27,100	16,721
Hardware sales	-	94	315

Total revenues	85,509	74,466	58,537

Operating Expenses

Software license costs	604	522	626
Amortization of capitalized software development costs	1,576	1,575	1,576
Amortization of other acquired intangible assets	1,275	1,154	966
Maintenance and services costs	34,726	29,947	23,001
Hardware costs	-	80	266
Research and development	16,710	13,480	11,171
Selling and marketing	15,754	13,734	11,462
General and administrative	12,133	9,557	7,254

Total operating expenses	82,778	70,049	56,322

Operating income	2,731	4,417	2,215
Financial income, net (Note 14)	1,984	1,085	727
Income before taxes on income	4,715	5,502	2,942

Taxes on income (Note 12f)	(964)	(1,166)	(475)

Net income	$3,751	$4,336	$2,467

Basic earnings per share (Note 11)	$0.25	$0.29	$0.17

Diluted earnings per share (Note 11)	$0.24	$0.27	$0.16

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands)

(except share data)

					Accumulated
			Additional		other		Total	Total
	Ordinary shares		paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	shares	income (loss)	deficit	income	equity

Balance as of January 1, 2004	14,527,871	$43	$140,730	(88)	$(180)	$(63,971)		$76,534
Exercise of stock options	128,071	-	544	-	-	-	-	544
Foreign currency translation adjustments	-	-	-	-	260	-	$260	260
Net income	-	-	-	-	-	2,467	2,467	2,467

Total comprehensive income							$2,727
Balance as of December 31, 2004	14,655,942	43	141,274	(88)	80	(61,504)		79,805
Exercise of stock options	316,522	1	1,362	-	-	-		1,363
Common stock issued for restricted stock grant	153,331	-	-	-	-	-		-
Foreign currency translation adjustments	-	-	-	-	(494)	-	(494)	(494)
Net income	-	-	-	-	-	4,336	4,336	4,336

Total comprehensive income							$3,842
Balance as of December 31, 2005	15,125,795	$44	$142,636	$(88)	$(414)	$(57,168)		$85,010

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands)

(except share data)

					Accumulated
			Additional		other		Total	Total
	Ordinary shares		paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	shares	income (loss)	deficit	Income	equity

Balance as of December 31, 2005	15,125,795	$44	$142,636	(88)	$(414)	$(57,168)		$85,010

Exercise of stock options	289,745	1	1,488					1,489
Common stock issued for restricted stock grant	240,205	1						1
Stock based compensation			2,487					2,487
Foreign currency translation adjustments					218		$218	218
Purchase of Treasury shares				(3,170)				(3,170)
Net income						3,751	3,751	3,751

Total comprehensive income							$3,969
Balance as of December 31, 2006	15,655,745	$46	$146,611	$(3,258)	$(196)	$(53,417)		$89,786

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2006	2005	2004

Cash flows provided by operating activities:

Net income	$3,751	$4,336	$2,467
Adjustments to reconcile net income to net cash
provided by operating activities (Appendix A):	1,578	5,972	5,182

Net cash provided by operating activities	5,329	10,308	7,649

Cash flows used for investing activities:

Investments in held-to-maturity marketable securities	(34,294)	(16,440)	(25,855)
Proceeds from sale of held-to-maturity marketable securities	34,352	20,490	26,486
Acquisition of subsidiaries, net of cash acquired (Appendix B)	(1,350)	(1,973)	(4,311)
Increase in long-term lease deposits	314	(20)	(86)
Purchase of property and equipment	(5,177)	(5,390)	(4,318)
Proceeds from sale of property and equipment	3	27	24

Net cash used for investing activities	(6,152)	(3,306)	(8,060)

Cash flows provided by financing activities:

Proceeds from exercise of stock options, net	1,490	1,363	544
Purchase of Treasury shares, at cost	(3,170)	-	-
Repayment of long-term debt	(82)	-	(82)

Net cash provided by financing activities	(1,762)	1,363	462

Effect of exchange rate on cash and cash equivalents	394	(918)	409

Increase (decrease) in cash and cash equivalents	(2,191)	7,447	460
Cash and cash equivalents at the beginning of the year	30,807	23,360	22,900

Cash and cash equivalents at the end of the year	$28,616	$30,807	$23,360

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Interest	$12	$16	$24
Income taxes	$807	$1,108	$566

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2006	2005	2004

Appendix A - Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	$6,450	$5,836	$5,333
Decrease (increase) in trade receivables , net	(7,658)	868	(2,863)
Increase in other accounts receivable
and prepaid expenses	(387)	(1,193)	(725)
Increase in trade payables	407	178	717
Increase in deferred revenues, employees and
payroll accruals and other accounts payable and accrued expenses	2,906	508	3,150
Decrease in accrued restructuring expenses	(189)	(290)	(605)
Accrued severance pay, net	68	35	9
Accrued interest on marketable securities	(33)	34	172
Other	14	(4)	(6)

	$1,578	$5,972	$5,182

Appendix B - Acquisition of subsidiaries, net of cash acquired: (see Note 3)

Working capital deficiency, excluding cash and cash equivalents	$-	$(351)	$(1,394)
Long term deposits	-	6	103
Property and equipment	-	38	174
Developed technology	-	878	873
Goodwill	1,350	1,402	4,555

	$1,350	$1,973	$4,311

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - GENERAL OVERVIEW

Fundtech Ltd., an Israeli corporation, and its subsidiaries (“the Company”), is a leading provider of software solutions and services to financial institutions that facilitate payments, settlement and cash management by enabling banks and their customers to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet based systems automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time.

The Company sells and supports its products worldwide.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

As of December 31, 2006 and 2005 all marketable securities are designated as held-to-maturity and, accordingly, are stated at amortized cost. Interest income including the amortization of premium and discount are included in the consolidated statement of operations.

f.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the shorter of the lease period or the estimated useful lives of the assets, as follows:

years
Office furniture and equipment	6-17
Computers and software	3-5
Motor vehicles	6
Leasehold improvements	Over the term of the lease

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Severance expenses for the years ended December 31, 2006, 2005 and 2004, amounted to approximately $ 418, $ 283 and $ 216, respectively.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

In 2006, 2005 and 2004, certain outstanding stock options have been excluded from the calculation of the diluted earnings per ordinary share because of the anti-dilutive effect. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share were 7,000, 54,000 and 557,175 for the years ended December 31, 2006, 2005 and 2004, respectively (see Note 11).

n.	Stock-based compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award. Prior to January 1, 2006, the Company accounted for stock-based equity awards granted using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), as amended. The exercise price of options is equal to the Company share market price on the date of grant.

Under the modified prospective method of adoption for SFAS No. 123(R), the compensation cost recognized by the Company beginning in 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based compensations granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of the award.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the effects of share-based compensation resulting from the application of SFAS No. 123(R):

	2006	2005	2004

Cost of revenue	$219	$-	$-
Research and development	151	-	-
Selling and marketing	506	-	-
General and administrative	1,611	-	-
Share-based compensation effects in income before taxes	2,487	-	-
Share-based compensation effects on basic earnings per common share	$0.17	$-	$-
Share-based compensation effects on diluted earnings per common share	$0.16	$-	$-

Stock-based compensation recognized in 2006 as a result of the adoption of SFAS No. 123(R), as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123(R), use the Black-Scholes option pricing model for estimating the fair value of options granted under the Company’s equity plans. The weighted average assumptions that were used in calculating such values during 2006, 2005, and 2004, were based on estimates at the date of grant as follows:

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation ( Cont.)

	2006 (*)	2005	2004

Risk-free interest rate	-	3.86%	3.24%
Expected life of options	-	5 year	4 year
Expected volatility	-	55.9%	66.5%
Expected dividend yield	-	None	None

(*) No options were granted during 2006.

Pro forma information required under SFAS No. 123(R) for periods prior to fiscal year 2006, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted is as follows:

	2005	2004
G. Pro forma net income:

Net income for the year, as reported	$4,336	$2,467
Add - stock-based compensation determined under APB-25
Deduct - stock-based compensation determined under SFAS 123	(1,833)	(1,610)
Pro forma net income	$2,503	$857
H.

I. Pro forma basic earnings per share	$0.17	$0.06

Basic earnings per share as reported	$0.29	$0.17

Pro forma diluted earnings per share	$0.16	$0.06

Diluted earnings per share as reported	$0.27	$0.16

o.	Fair value of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:
• The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

• The fair value of marketable securities is based on quoted market prices (see Note 4).

p.	Reclassification

Certain amounts from prior years have been reclassified in order to conform to the 2005 financial statements presentation.

q.	Recent Accounting Pronouncements

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” - In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN-48”), “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.” The interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Specifically, FIN-48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken.

The provisions of FIN-48 are effective for financial statements for fiscal years beginning after December 15, 2006. Accordingly, the Company is to adopt FIN-48 on January 1, 2007. The adoption of FIN-48 is not expected to have a material effect on the Company’s financial position or results of operations.

SFAS No. 157, “Fair Value Measurements” - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, it does not expand the use of fair value in any new circumstances. Fair value under SFAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, a reporting entity's own data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2006. Accordingly, the Company is to adopt SFAS 157 on January 1, 2007. The adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position or results of operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Recent Accounting Pronouncements ( Cont.)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

NOTE 3 - ACQUISITIONS

a.
In October 2005, the Company acquired all outstanding shares of Radius Partners, Inc. (“Radius”), a leading provider of straight through processing (STP) solutions to the global securities industry, located in Pembroke, Massachusetts, for an aggregate purchase price of approximately $2,544. This includes $2,242 paid in cash directly to the shareholders, $250 of liability to Fundtech that was converted to be part of the acquisition consideration and $52 of acquisition costs.

Radius provides software solutions and services that facilitate the matching and settlement of institutional trades. Radius’ business automation solutions provide financial institutions with the ability to improve operational efficiency, strengthen client relationships, securely increase transaction volumes and bring new products and services to market - quickly and profitably. By acquiring Radius, Fundtech adds domain knowledge and management depth in the securities processing arena.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to $3,500 in cash over six years following the acquisition, contingent upon the financial performance of Radius. Fundtech paid an additional amount of $220 in 2006 based on achieved financial performance milestones of which $100 were already accounted for in 2005. Further payments of $200 will be made in 2007 based on Radius 2006 financial performances, which were already accounted for in 2006.

This acquisition was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of Radius have been included in the Company's financial statements beginning on the acquisition date.

NOTE 3 - ACQUISITIONS (cont.)

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

The allocation of fair value is as follows:

Working capital	$576
Long term deposits	6
Property and equipment	38
Know-how	878
Goodwill	1,466
$2,964

b.
In November 2004, the Company acquired all outstanding shares of India-based Cashtech Solutions India Private Limited (“Cashtech”) a leading provider of cash management software and services throughout Asia for an aggregate purchase price of $3,759 (including acquisition cost of $187). Cashtech’s products are targeted to large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. Cashtech has sales offices in Singapore and Tokyo.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to $3,700 in cash over three years following the acquisition, contingent upon the financial performance of Cashtech. Fundtech paid additional amounts of $991 and $1,130 in 2005 and 2006, respectively, based on achieved financial performance milestones. Further payments of $1,004 will be made in 2007 based on Cashtech’s 2006 financial performance, which were already accounted for in 2006.

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

NOTE 3 - ACQUISITIONS (cont.)

The allocation of fair value is as follows:

Working capital deficiency	$(459)
Long term deposits	95
Property and equipment	153
Know-how	873
Goodwill	5,584
$6,246

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
$973

NOTE 4 - MARKETABLE SECURITIES

Short-term investments
	December 31,
	2006	2005
Held to maturity -
Corporate bonds	$2,138	$2,566
Corporate notes	409	-
Euro-dollar bonds	511	6,928
Corporate Certificates of Deposit	1,024	-
Federal Agency Issues	511
Taxable auction securities	13,958	9,082

	$18,551	$18,576

Fair value	$18,420	$18,514

NOTE 5 - TRADE RECEIVABLES

	December 31,
	2006	2005

Accounts receivable, net of allowance for doubtful accounts	$21,550	$12,049
Unbilled receivables	3,508	5,213
	$25,058	$17,262

Management's assessment for uncertainties of outstanding debt collectibility resulted in doubtful accounts expenses of $430, $552 and $269 in the statement of operations for 2006, 2005 and 2004, respectively.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2005
Cost:
Office furniture and equipment	$2,644	$2,572
Computers and software	27,877	23,235
Motor vehicles	292	193
Leasehold improvements	3,007	2,792
	33,820	28,792

Accumulated depreciation	21,876	18,511
Net book value	$11,944	$10,281

NOTE 7 - INTANGIBLE ASSETS AND CAPITALIZED SOFTWARE DEVELOPMENT COST, NET

	December 31,
	2006	20 5
a. Intangible assets
Cost:
Developed technology and know-how	$5,992	$5,992
Customer base	3,461	3,461
Other intangible assets	58	58
	9,511	9,511
Accumulated amortization	(7,279)	(6,003)
Net book value	$2,232	$3,508

b. Capitalized software development
Cost	$7,876	$7,876
Accumulated amortization	(7,482)	(5,907)
Net book value	$394	$1,969

NOTE 8 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2005

Accrued expenses	$4,475	$5,524
Government authorities	877	761
Other	8	-
	$5,360	$6,285

NOTE 9 - COMMITMENTS AND CONTINGENCIES

a.	Lease commitments

The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2014. The minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2007	2,878
2008	2,492
2009	1,788
2010	894
2011-2014	1,989
$10,041

Total facilities lease expenses for the years ended December 31, 2006, 2005 and 2004, were approximately $2,487, $2,319 and $1,771 (net of sublease rentals incurred of $0, $280, and $175), respectively.

b.	Guarantees:

1.	The Company has obtained a bank guarantee of $45 in connection with the Company's facilities operating lease agreement in Israel.

2.	The Company has obtained a bank guarantee of $410 for BBP as required by Swiss Law.

NOTE 10 - SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

b.	The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

c.	Treasury shares:

On February 21, 2002, the Company’s Board of Directors authorized the Company to purchase up to one million ordinary shares of the Company from time to time on the open market. As of December 31, 2006, the Company had purchased a total of 320,883 shares.

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

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

2.	Pursuant to the Plans, as of December 31, 2006, an aggregate of 185,141 shares of the Company are still available for future grants.

3.
The Company began issuing restricted shares to certain employees and directors in the fourth quarter of 2005. Shares are issued on the date the restricted stock units vest, with employees being responsible for payment of any taxes due on the shares. The Company has the right to retain amounts sufficient to cover statutory withholding requirements related to grants. Grantees have ownership of shares, but shares may not be transferred and accrue no voting or other rights until they are issued upon vesting. As of December 31, 2006 the Company had issued 346,786 restricted shares of ordinary stock of which 48,147 are vested.

4.
Each option granted under the Plans to employees expires not later than ten years from the date of the grant, except for grants to persons holding 10% or more of the Company’s stock, which expire in five years. Each option granted under the Plans to directors expires no later than five years from the date of grant. The options and restricted shares vest primarily over four years. Any options or restricted shares that are canceled or forfeited before expiration become available for future grants. Options or restricted shares granted to directors are vested over a one year period from their date of grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised.

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

e.	A summary of the Company's option activity under the Plans is as follows:

	Year ended December 31,
	2006		2005		2004
		Weighted		Weighted		Weighted
		average	Number	average	Number	Average
	Number	exercise	of	exercise	Of	Exercise
	of options	Price	options	price	options	Price

Outstanding at January 1	2,410,490	$6.43	2,196,225	$5.65	2,114,087	$5.56
Granted	-		569,500	8.75	270,350	8.20
Exercised	(289,745)	5.13	(316,522)	4.30	(128,071)	4.11
Forfeited/cancelled	(11,025)	9.74	(38,713)	13.96	(60,141)	16.91

Outstanding at December 31	2,109,720	$6.59	2,410,490	$6.43	2,196,225	$5.65

Exercisable options at
December 31	$1,555,172	$5.93	$1,403,054	$5.28	$1,275,563	$4.76

The options outstanding as of December 31, 2006, have been separated into ranges of exercise price, as follows:

	Options	Weighted		Options
	Outstanding	Average	Weighted	Exercisable	Weighted
Ranges of	as of	Remaining	Average	as of	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	2006	Life (years)	Price	2006	Price

$ 3.55-5.00	722,925	5.7	4.01	652,797	4.01
$ 5.79-8.53	1,016,458	6.9	7.22	747,766	7.24
$ 8.70-10.52	363,337	8.3	9.84	147,609	9.76
$ 13.25-13.25	7,000	2.8	13.25	7,000	13.25
	2,109,720	6.7	6.59	1,555,172	6.15

All options granted during 2005 and 2004 were at an exercise price that is equal to the fair value of the stock at the grant date.

f.	Dividends

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 11 - EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2006	2005	2004
Numerator:
Net income	$3,751	$4,336	$2,467

Numerator for basic earnings per share -
income available to Ordinary
shareholders	$3,751	$4,336	$2,467

Numerator for diluted net earnings per
share - income available to Ordinary
shareholders after assumed exercises	$3,751	$4,336	$2,467

Denominator:	Number of shares
Denominator for basic net earnings per
share - weighted - average shares	14,879,241	14,862,054	14,590,310

Effect of dilutive securities:
Employee stock options	971,552	932,389	679,853

Denominator for diluted net earnings
per share	15,850,793	15,794,443	15,270,163

NOTE 12 - INCOME TAXES

a.	Measurement of taxable income under the Israeli Income Tax Law (Inflationary Adjustments), 1985

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

b.	Israeli Taxation

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006 (“Regular Tax Rate”). This rate is to be gradually reduced to 25% until 2010 (29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter).

NOTE 12 - INCOME TAXES (Cont.)

b.	Israeli Taxation (Cont.)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959:

The Company has been granted in November 1995 the status of an "Approved Enterprise", under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") and the Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional eight years. The Company completed its investment according to certain of its first program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and will be subject to the reduced tax rates for eight years ending in 2007 (subject to an adjustment based upon the foreign investors' ownership of the Company). In 1998, the Company received approval for its first expansion program. In 2000, the Company received approval for its second expansion program. In 2005, under the Amendment to the Investment Law (see below for additional information), the company received approval for its third expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income was derived. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The tax-exempt profits that will be earned by the Company's "Approved Enterprise" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2006, retained earnings included approximately $ 4,395 in tax exempt income earned by the Company's "Approved Enterprise". The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

If such tax-exempt income is distributed in a manner other upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 20%-25%) and an income tax liability of up to approximately $1,099 would be incurred as December 31, 2006.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

NOTE 12 - INCOME TAXES (Cont.)

b.	Israeli Taxation (Cont.)

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the company to taxes upon dividend distribution or complete liquidation.

As of December 31, 2006, none of Fundtech's income was generated under the provision of the amendment.

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

Income not eligible for “Approval Enterprise” benefits mentioned above is taxed at the Regular Tax Rate.

c.	Net operating losses carryforwards

As of December 31, 2006, the Company had approximately $32,572 of Israeli net operating loss carryforwards and approximately $6,426 capital loss carryforwards. The Israeli loss carryforwards have no expiration date.

As of December 31, 2006, Fundtech Corporation had U.S. federal net operating loss carryforward of approximately $44,023 that can be carried forward and offset against taxable income for 10-15 years and begin to expire in 2010 through 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 12 - INCOME TAXES (Cont.)

d.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company and its subsidiaries assets are as follows.

	December 31,
	2006	2005
Deferred tax assets:
U.S. net operating loss carryforwards	$17,609	$20,127
Israel net operating loss carryforwards	3,257	2,331
Other reserve and allowances	4,035	4,327
Total deferred tax assets	24,901	26,785
Valuation allowance	(22,866)	(24,935)
	$2,035	$1,850

Deferred tax liabilities:
Fixed assets and Intangible assets	(2,035)	(1,850)
	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from net operating loss carry forwards in Israel and for part of its net operating loss carry forwards in the US. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.	Tax assessments

The Company received final tax assessments through the tax year ended December 31, 2000. Fundtech U.K. Ltd received final tax assessments through the tax year ended December 31, 2004. BBP received final tax assessment through the tax year ended December 31, 2005 Cashtech received final tax assessments through the tax year ended March 31, 2000.

NOTE 12 - INCOME TAXES (Cont.)

f.	Composition of income tax expenses (Cont.)

	Year ended December 31,
	2006	2005	2004
Income (loss) before taxes on income:

Domestic	$(7,305)	$(2,309)	$(2,490)
Foreign	12,020	7,811	5,432
	$4,715	$5,502	$2,942

Income tax provision (benefit) :

Current:
Domestic	$106	$33	$119
Foreign	858	1,133	356
	964	1,166	475
Deferred:
Domestic	-	-	-
Foreign	-	-	-
	-	-	-
	$964	$1,166	$475

NOTE 12 - INCOME TAXES (Cont.)

g.	Theoretical taxes

The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:

	Year ended December 31,
	2006	2005	2004

Income before taxes on income	$4,715	$5,502	$2,942

Theoretical tax on the above amount	$2,312	$1,871	$1,030

Tax benefit arising from "Approved Enterprise"	1,534	554	968

Decrease in valuation allowance	(2,069)	(2,420)	(1,184)
Stock based compensation - nondeductible expenses	(772)	-	-
Adjustments arising from differences in the basis of measurement for tax purposes and for financial reporting purposes	(44)	905	(236)

Other, net	3	256	(103)

	$964	$1,166	$475

NOTE 13 - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

a.	The Company evaluates its business activities in accordance with the provisions of SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information".

The Company has three operating business segments: Cash Management, Payments and BBP.

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

The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance.

The following table sets forth the Company’s revenue and operating income (loss) from all reportable segments:

	Year ended December 31,
	2006	2005	2004
Cash Management:
Revenues	$21,660	$16,454	$13,416
Operating income (loss)	$178	$(503)	$201

Payments:
Revenues	$54,705	$44,898	$33,870
Operating income	$13,363	$11,753	$8,229

BBP:
Revenues	$13,870	$13,112	$11,251
Operating income	$634	$1,061	$600

NOTE 13 - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION, (Cont)

b.	Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:

	Year ended
	December 31,
	2006	2005	2004

Total operating income of the reportable segments:	$14,175	$12,311	$9,030

Amounts not allocated to segments:
Stock based compensation	2,487	-	-
General and administrative expenses	6,798	6,186	5,574
Marketing expenses	2,159	1,708	1,241
Consolidated operating income	$2,731	$4,417	$2,215

c.	Geographic information:

The total revenues are attributed to geographic information, based on the customers' location.

	Year ended December 31,
	2006		2005		2004
		Long -		Long -		Long -
	Total	lived	Total	lived	Total	lived
	revenues	Assets	revenues	assets	revenues	assets

Israel	$2,006	$1,140	$149	$1,073	$62	$910
United States	44,399	19,904	39,948	20,330	31,920	18,503
Switzerland	11,471	8,230	11,666	8,417	10,425	9,221
India	1,105	6,650	1,020	5,544	292	4,176
United Kingdom	14,469	83	8,781	101	4,113	14
Others	12,059	4	12,902	3	11,725	7
	$85,509	$36,011	$74,466	$35,468	$58,537	$32,831

d.	Major customers data as a percentage of total revenue:

	Year ended December 31,
	2006	2005	2004

Customer A	12%	10%	14%
Customer B	12%	14%	2%

NOTE 14 - FINANCIAL INCOME, NET

	Year ended December 31,
	2006	2005	2004
Financial expenses:
Interest and other	$37	$39	$18
Foreign currency translation differences, net	188	190	128
	225	229	146
Financial income:
Interest and other	2,043	1,122	795
Foreign currency translation differences, net	166	192	78
	2,209	1,314	873

	$1,984	$1,085	$727

NOTE 15 - SUBSEQUENT EVENTS

In February 2007, the Company acquired all outstanding shares of Prang GmbH (“Prang”), a provider of payments software solutions located in Frankfurt, Germany, for an aggregate purchase price of approximately € 4 million in cash.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to € 4 million in cash over four years following the acquisition, contingent upon the financial performance of Prang.

This acquisition will be accounted for in accordance with SFAS No.141 and SFAS No. 142.

SCHEDULE

FUNDTECH LTD.
VALUATION AND QUALIFYING ACCOUNTS

	Year ended December 31,
	2006	2005	2004
Allowance for doubtful account at beginning of year	$1,664	$1,287	$2,366
Provision	430	552	269
Translation adjustments	4	(6)	3
Accounts receivable written off	(1,020)	(169)	(1,351)
Allowance for doubtful accounts at end of year	$1,078	$1,664	$1,287

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUNDTECH LTD.

By:	/s/ Reuven Ben Menachem
Reuven Ben Menachem Chief Executive Officer

Date: June 29, 2007