Form 20-F
period 2007-12-31
FUNDTECH LTD
filed 2008-04-11
CIK 1054836

As filed with the Securities and Exchange Commission on April __, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-29634

_________________________

FUNDTECH LTD.
(Exact name of Registrant as specified in its charter)
________________________

STATE OF ISRAEL
(Jurisdiction of incorporation or organization)

12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel 52522
(Address of principal executive offices)
____________________________________________________________________________

Joseph, Aulenti, General Counsel, Fundtech Corporation
30 Montgomery Street, Suite 501
Jersey City, New Jersey 07302
Fax: (201) 946-1313
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_____________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, NIS 0.01 Par Value	NASDAQ Global Market
(Title of each Class)	(Name of Exchange on which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,974,124

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP: ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board:  ☐

Other:  ☐

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

1

PART III
ITEM 17.	FINANCIAL STATEMENTS.	61
ITEM 18.	FINANCIAL STATEMENTS.	61
ITEM 19.	EXHIBITS.	61

2

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3 KEY INFORMATION

Selected Financial Data.

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2007 and at December 31, 2007 and 2006 are derived from our audited Consolidated Financial Statements set forth elsewhere in this report, which have been prepared in accordance with and utilizing accounting principles generally accepted in the United States (“US GAAP”). The selected financial data for each of the years in the two-year period ended December 31, 2004 and at December 31, 2005, 2004 and 2003 are derived from other audited consolidated financial statements not appearing in this report which have also been prepared in accordance with U.S. GAAP. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

	2007	2006	2005	2004	2003
FINANCIAL DATA:
Total revenues	$104,634	$85,509	$74,466	$58,537	$47,614
Operating income	6,117	2,731	4,417	2,215	318
Net income	7,107	3,751	4,336	2,467	67
Basic earnings per share	$0.46	$0.25	$0.29	$0.17	$0.00
Diluted earnings per share	$0.43	$0.24	$0.27	$0.16	$0.00
Cash, cash equivalents, short-term bank deposits and short term investments	$42,001	$47,167	$49,599	$36,430	$37,928
Long-term marketable securities	12,847	-	-	9,591	8,436
Working capital	45,815	54,794	49,909	37,917	41,183
Total assets	128,272	112,063	105,801	98,881	89,560
Shareholders’ equity	102,132	89,786	85,010	79,805	76,534

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

Our customers are highly concentrated in the financial services industry. Our business is therefore susceptible to a downturn in that industry. There has been concern recently over the impact of the sub-prime financing problem on the ability of our clients and potential clients to purchase our products and services. We cannot be sure that there will not be an adverse impact on our business related to sub-prime credit issues. For example, a decrease in spending for software and related services within this industry which is related to such uncertainties could result in a decrease in demand for our products. We should also note that financial institutions around the world continue to consolidate which somewhat decreases the overall potential market for our products and services. These factors, as well as other changes occurring in the financial services industry, could have a material adverse effect on our business, financial condition and results of operations.

We are and expect to continue to be dependent upon a limited number of customers for a significant portion of our future revenues.

We believe that the market for our payments, cash management and securities software products and services consists of a relatively small number of customers who have very large potential accounts. These large accounts may from time to time comprise a significant percentage of our revenues in a specific fiscal period. Our failure to attract and retain these large accounts may have a material adverse effect on our business, financial condition and results of operations.

We have entered into a contract with three large customers for the sale of one of our payments products. Sales to these customers represented 27.3%, 26.4%, and 24.0% or our revenues for 2007, 2006 and 2005, respectively. The cessation of projects of this size, which have an indefinite term, could have a material adverse effect on our business, financial condition and results of operations. We expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. See Item 5, “Operating Results and Financial Review and Prospects - Major Customers.”

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

Our competitors currently include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies, ACI Worldwide Inc., Dovetail, Fiserv, GIFTS Software, Bottomline, OB10, Harbor Payments and Clear2Pay.

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

In addition to our current competitors, we expect substantial competition from both established and emerging companies. A number of our existing and potential competitors have, or are likely to have, more extensive engineering, development, marketing, distribution, financial, technological and personnel resources than us. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our clients or prospective clients will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. See Item 4, “Information on the Company — Business Overview — Competition.”

We may be unable to expand our development or support organizations which may hinder our ability to grow and meet customer demands and rapid expansion of these resources could increase our cost and reduce our operating profit.

We increasingly have the need to increase our technical and customer support staff to support both new customers and the expanding needs of existing customers. With the addition of our Cashtech business, we are increasingly looking to India to source these requirements. Since our products are complex we expect that the training process will take a significant period of time before these and other newly hired personnel can support our customers. Qualified individuals are in demand throughout the software industry globally and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new qualified employees, our business could suffer significantly.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We market and sell our products and services throughout the world. We received 46.4% of our total revenues in 2005, 48.1% of our total revenues in 2006 and 56.0% of our total revenues in 2007 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

We have in the past acquired certain assets of Sterling Commerce and CheckFree Holdings Corporation, as well as all of the stock of Biveroni Batschelet Partners AG, Switzerland, Datasphere SA, Switzerland and Cashtech Solutions India Private Limited, Radius Partners, Inc., Prang GmbH, Germany, the ACH assets of Troy Group, Inc. and the stock of Accountis Limited and may in the future acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise. We may also engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all or that we will have sufficient available resources for such acquisitions or investments. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions.

We have a limited operating history with respect to certain of our principal products, which makes it difficult to predict future results of operations.

We have spent considerable time, effort and money developing our next generation software. Over the period 2004-2007, Global PAYplus™ has been installed at 15 banks and CASHplus® has been installed at or operating on behalf of 70 banks. We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, our intellectual property consists primarily of proprietary or confidential information that is not subject to patent or similar protections. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. We have no patents or patent applications pending for our products and services. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

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

Investment Risks

The market price of our Ordinary Shares may be volatile.

The stock market in general including its technology market sector has experienced price and volume fluctuations. For additional information, see the table in Item 9, “The Offer and Listing — Market Price Information.” These market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our financial condition and operating results;
•	public announcements concerning us or our competitors, or the financial services industry;
•	our inability to meet any guidance or forward looking information, which we provide from time to time;
•	the introduction or market acceptance of new service offerings by us or our competitors;
•	changes in security analysts’ financial estimates;
•	changes in accounting principles;
•	tender offers for our shares initiated due to Israeli law requirements;
•	sales of our Ordinary Shares by existing shareholders;
•	the loss of any of our key personnel;

•	changes in the political conditions in Israel; and
•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business.

Our Stock ownership is highly concentrated, and as a result certain shareholders may influence our affairs significantly.

       At the conclusion of its pending tender offer,  Clal Industries and Investments Ltd, or Clal, will own approximately 56.4 of our ordinary shares, or 57.1% when taken together with ordinary shares owned by Clal’s affiliate IDB Development Corporation, Ltd.  As a result, Clal will have the voting power to significantly influence our policies, business and affairs, and also has the ability to influence the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration in control may have the effect of delaying, deterring or preventing a change of control that otherwise could result in a premium in the price of our ordinary shares.

We are trending toward a lower percentage of license fees and a greater percentage in service revenues in our revenue models, which tends to compress our margins and adversely affect our share price.

The combination of sales to major clients containing a significant services component to implement software globally, increases in sales where significant modifications are required to meet customer specific demands (“Solution Sales”) and increasing selection of our ASP hosted solution in lieu of our licensed solution, particularly with respect to our CASHplus software, may result in lower overall margins and a change in the way our share value is viewed by the marketplace. Although we continue to believe that a solutions and hosting based revenue model has numerous advantages, particularly in recurring revenue and visibility into our future earnings, the marketplace may view our share price as a solutions based business in a different way than it views a license-based business. This may lead to volatility in our share price.

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

Our quarterly revenues, margins and results of operations have fluctuated significantly in the past as a result of various factors, many of which are outside our control. These factors include:

•	the size, timing and shipment of orders for our products and services;
•	our customers’ budget cycles;
•	the timing of the release of new product upgrades;
•	any lengthening of our sales cycle;
•	changes in the proportion of service and license revenues;
•	price and product competition;
•	enhancements or introductions of products and services by us and our competitors;
•	the mix of product sales;
•	software “bugs” or other product quality problems;
•	product pricing;
•	our effectiveness in providing customer support;
•	delays in implementation;
•	impact of unrest or political instability in the places we do business, such as in Israel;
•	consolidation of our customers;
•	currency fluctuations; and
•	changes in global economic conditions in general, and conditions in our industry and target markets in particular.

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

Risks Related to Our Location in Israel

It may be difficult to effect service of process and enforce judgments against our directors and officers in Israel.

We are organized under the laws of the State of Israel. Many of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions initiated in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Political, economic and military conditions in Israel and the Middle East as a whole, could negatively impact our business.

Political, economic and military conditions in Israel have a direct influence on us because one of our significant research and development facilities and one of our executive offices is located there. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing hostilities related to Israel will not have a material adverse effect on our business or on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. The future of peace efforts between Israel and its Arab neighbors is uncertain. Since October 2000, there has been a significant deterioration in Israel’s relationship with the Palestinian Authority, including a series of armed clashes between Israel, the armed forces of the Palestinian Authority, and terrorist organizations, and acts of terror have been committed inside Israel. The election of representatives of the Hamas militant group to a majority of seats in the Palestinian Legislative Council in 2006 has created additional unrest and uncertainty in the region. The Hamas armed takeover of the Gaza Strip in June 2007 and its effective control of that area since have resulted in an escalation of unrest and violence in that area among Israel, the Palestinian Authority and other groups. Further, in July 2006 Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, along Israel’s northern border, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our and our major contract manufacturer’s business conditions and could harm our results of operations. Also, the war in Iraq led by coalition forces and the short and long term consequences of such war may negatively impact our business. Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. In addition, such boycott, restrictive laws, policies or practices may change over time and we cannot predict which countries, as well as whether certain companies and organizations, will be subject thereto. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse affect on our business in the future.

Some of our officers and employees are currently obligated to perform annual reserve duty, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. We believe that we have operated effectively given these requirements since we began operations. Nevertheless, the full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the new Israeli shekel against the dollar.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 2007, the dollar devalued against the NIS by approximately 9% while the consumer price index has increased at the rate of 3.4%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”) under the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. The terms of these grants prohibit us from manufacturing more than 10% of the products developed using these grants outside of Israel without special approvals. There is no assurance that we will receive such OCS approval. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the OCS is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the OCS. Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to prior OCS approval. Even if we receive approval to a transfer the technology outside of Israel, a percentage of the consideration paid for such transfer equal to the ratio of the aggregate amount of OCS grants received by us and the aggregate amount of all cash investments made in our company, including the OCS grants.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and non-Israeli holders of more than 5% of our share capital to notify the OCS of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the OCS to comply with the Research and Development Law

These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties and we may be subject to criminal charges. In addition, under the R&D Law, any non-Israeli who becomes a direct holder of 5% or more of our share capital is required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

The tax benefits to which we are currently entitled from our approved enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

The Investment Center of the Ministry of Industry, Trade and Labor has granted “approved enterprise” status to investment programs at our facility in Ramat Gan. When we begin to generate taxable income from these approved enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control.

Israeli corporate law regulates mergers and tender offers, requires tender offers for acquisitions of shares above specified thresholds and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions could delay, prevent or impede an acquisition of us. See Item 10, “Additional Information-Mergers and Acquisitions” in this annual report, for additional discussion about some anti-takeover effects of Israeli law.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we were not a passive foreign investment company, or PFIC, in 2007, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over our the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and subject to an interest charge on gain from the sale or other disposition of our Ordinary Shares and on certain “excess distributions” with respect to Ordinary Shares . For additional information regarding our PFIC status, see Item 10E, “Additional Information — Taxation. - United States Federal Income Taxation Considerations” - Passive Foreign Investment Company Status.

ITEM 4.  INFORMATION ON THE COMPANY.

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

Our name was changed to “Fundtech Ltd.” in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation (ACCESS Banking™). In 1999, we acquired the assets of the cash management division of Sterling Commerce (Banker product line); as well as 100% of the stock of Biveroni Batschelet Partners AG, Switzerland (“BBP”), which connects banks to the Central Bank of Switzerland and the SWIFT network for the processing and settlement of payments and securities. In 2004, we acquired 100% of the stock of Datasphere SA, Switzerland (“Datasphere”), which also offers financial messaging products; and Cashtech Solutions India Private Limited (“Cashtech”) which offers a line of cash management and financial supply chain products. In 2005, we acquired 100% of the stock of Radius Partners, Inc. (“Radius Partners”), which offers securities settlement products. In early 2007 we acquired 100% of the stock of Prang GMBH, Germany (“Prang”), which provides payments software for the German market. In January 2008 we acquired the ACH (Automated Clearing House) transaction processing, initiation and collection software business of Troy Group, Inc in an asset purchase. In February 2008 we acquired 100% of the stock of Accountis Limited, which offers electronic bill presentment software.

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

Capital expenditures consisting primarily of purchases of property and equipment were $5.4 million, $5.2 million and $6.7 million during the years ended December 31, 2005, 2006 and 2007, respectively. We neither purchased nor owned any real property during this same period. We acquired all of the capital stock of Cashtech during 2004 for a total of $3.8 million and all of the capital stock of Radius Partners during 2005 for a total of $2.6 million. Each of these transactions carried an “earn out” provision for which we have made payments totaling $1.4 million during 2006 and $1.2 million in 2007. We acquired all of the capital stock of Prang during 2007 for a total of approximately €4.9 million ($6.3 million). The acquisition agreement caries an “earn out” provisions pursuant to which we made payment of €2.3 million ($3.4 million) in March 2008 based on Prang’s 2007 performance. Fundtech is currently in the process of amending the Prang acquisition agreement, which would change the earn-out payment obligations to €597 thousand in each of January 2009 and 2010. No further earn-out obligations will exist after these two payments. We acquired the ACH business of Troy Group, Inc. in an asset purchase for a total of $1.2 million in cash. We will pay additional amounts up to $400,000 by the end of 2008 contingent upon fulfillment of certain conditions. We acquired all of the capital stock of Accountis Limited in 2008 for £3.9 million paid at closing with a possible payment of an additional £2 million over the three years following if Accountis meets certain targets for net profits.

Capital expenditures for the year ending December 31, 2008 are expected to be approximately $11.5 million, of which $8.3 million will be spent in the United States and $3.2 million will be expended outside the United States. We anticipate financing these capital expenditures with our own funds.

Business Overview

We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into five broad categories: payment processing, foreign exchange settlement processing, financial messaging, cash management and securities settlement straight through processing products. The first three categories are transaction processing solutions, which enable banks to automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers. The fourth category, cash management products, enable corporate clients to communicate with their financial institutions for the purpose of initiating payments, making inquiries and managing their activities with the financial institutions. The final category securities post-trade settlement is a multi-asset global trade management solution that consolidates and automates a broker/dealer’s middle office operations.

We acquired our ACCESS Banking™ products in April 1998, BBP, our Swiss subsidiary, in June 1999 and our banker products in September 1999. Our major products include ACCESS Banking™, CASHplus®, PAYplus USA™, PAYplus for CLS™, Global PAYplus™, Recovery Services for disaster recovery service bureau solutions and related services. We acquired Datasphere through BBP in August 2004 and Cashtech in November 2004. BBP and Datasphere have sold their products and services to approximately 150 customers for the purpose of accessing the SWIFT financial messaging network. Cashtech offers a suite of cash management products named CashWeb, CashIn and TransactCentral. Radius Partners is an STP (“straight through processing”) solutions provider to the securities industry. Radius offers two STP products named TRADEplus and TRADEplus Data Manager. Prang, acquired in early 2007, is a payments solution provider in Germany where it offers its Prang FTS solutions. The newly acquired ACH business’ products deliver real-time ACH transaction processing as well as automated exception handling. Accountis offers Electronic Invoice Presentment and Payments services to financial institutions and corporations in Europe.

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

The following trends continue to drive demand for our products and services in this dynamic market environment: an increasing need for centralized payment and treasury functions; global adoption of real-time gross settlement; migration to Internet-based solutions; growth in electronic commerce; consolidation in the financial services industry; increased regulatory requirements imposed on banks, particularly in respect to initiatives in the European Union, a desire to accelerate top-line revenue growth in the form of additional fee income generating services, the need to lower operating costs, a growing move away from in-house development toward packaged applications, increasing interest in financial supply chain solutions, and the need to develop unique services that allow an institution to differentiate itself from its competitors.

We believe that the current dynamic market environment and several market trends are favorable to our products and services. The following trends continue to drive demand for our products and services:

•	adoption of real-time gross settlement by central banks around the world;
•
growth in globalization and electronic commerce resulting in continued migration to Internet-enabled financial services such as 24-hour trading and settlement, as well as real-time information on financial positions and transactions;

•	demand from clients for simplified corporate banking relationship, which require banks to re-engineer customer facing systems;
•	the need among financial institutions to lower operating costs which is driving the need among banks for centralized payment and treasury functions;
•
increased regulatory requirements imposed on banks, including, but not limited to, those in the areas of interdiction, anti-money laundering, and in the European Union, the conversion to a Single European Payments Area (“SEPA”);

•
a desire among financial institutions to unlock un-tapped value in their transaction banking franchises and accelerate top-line revenue growth in the form of additional fee income-generating services, which is increasing the interest in financial supply chain solutions such as electronic invoice presentment and payment (EIPP);

•
a growing shift away from in-house development toward packaged applications, as well as an increased use of outsourcing, application service providers and “white-labeling” in lieu of developing and managing their own IT activities;

•
a shift on the part of financial institutions to establish strategic technology partnerships with a few key vendors in order to lower the cost and risk of integrating new applications with existing infrastructure; and

•	greater emphasis on risk mitigation in areas such as liquidity management and contingency and recovery capabilities.

Products and Services

Our products and related services are designed to integrate all elements of the electronic payments cycle, and we believe that they are among the most technologically advanced and cost-effective solutions in the financial services industry. Our products facilitate all aspects of the electronic payments and banking cycle including payment initiation, electronic balance reporting, account reconciliation, real-time account balance verification and other sophisticated auditing and reporting functionality. In addition, our products offer feature-rich graphical user interfaces that are easy learn and use, and enabling our customers to maximize their efficiency.

We are one of the largest providers of products and services that link banks to domestic and international payment networks. In the United States our products connect banks to the Federal Reserve System’s FedLine, which has approximately 7,500 banks connected. On a global basis, we provide banks with the capability to link to the SWIFT network for communicating cross-border transactions. SWIFT has over 7,000 banks in over 200 countries connected to their global network. Fundtech is also a leading provider in global settlements through the CLS Bank’s Continuous Linked Settlement System (“CLS”), which was established by the largest foreign exchange banks in the world to reduce foreign exchange settlement risk.

Payment Solutions	Short Description

PAYplus USA™	A payments solution for banks operating in the United States.

Global PAYplus™	A solution for managing the global payments activities of large multi-national banks and financial institutions that conduct business in multiple countries.

Pan-European PAYplus	A comprehensive solution to meet the Single European Payments Area (SEPA) and the European Central Bank’s Target 2 initiative compliance.

OmniPay	A payments hub that enables corporate clients to transmit a single file of mixed payments, thereby simplifying this process.

IGTplus	A payments and settlement solution which provides message broker services between financial institutions and SWIFT, SIC, SIS and SWX in Switzerland.

Global PAYplus™ Liquidity Manager
A system that provides centralized control of a bank’s liquidity management needs, ensuring more efficient management of multi-currency, multi-bank liquidity assets across bank accounts, clearing systems, and central bank channels.

StarACH	A high volume system that automates the processing of ACH payments and provides a bank with tools to streamline this operation.

Originet	An Internet-based software application that corporations use to make and collect ACH payments.

ProcessMaster	A low-volume system that automates the processing of ACH payments and provides a bank with tools to streamline this operation.

BACSTEL-IP	An Internet based software application that corporations use to make and collect ACH payments over the UK BACS system, which is an automated direct debit and credit processing facility.

Electronic Invoice Presentment and Payment Solutions (“EIPP”)	Software that enables the accounts receivable department of the selling organization to send an electronic invoice to the accounts payable department of the buying organization.

PAYplus USA™

PAYplus USA™ is a funds transfer solution used to connect a financial institution’s wire transfer room with the Federal Reserve’s FedWire system. This solution evolved from and replaces two older products, FEDplus™ and PAY$tar™. Our target market includes all banks operating in the United States that do not need a global payment solution, including U.S.-based banks, thrifts, savings and loans and international agency banks operating in the United States.

PAYplus USA™ supports payment processing, risk management and regulatory compliance for U.S. financial institutions that utilize the Federal Reserve Bank’s FedWire system for high value payments. PAYplus USA™ also offers the same functionalities for international multi-currency payments of international banks operating in the United States.

PAYplus USA™ provides financial institutions with complete funds transfer capacity at a substantially lower cost than other technologies. At the same time, it both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer – from its creation to accounting and memo posting).

Global PAYplus™

Our Global PAYplus™ provides institutions with a real-time global view of their payments activity. This multi-tiered system addresses the needs of both local and global payment processes. At the local level, Global PAYplus™ employs a client/server funds transfer payment system that supports both the local payment processing, and risk management and regulatory compliance for the local clearing systems. At the global level, Global PAYplus™ aggregates worldwide payment activity. Global PAYplus™ is a multi-platform system supporting both UNIX and Microsoft operating systems that employ open technology standards. The system features end-to-end security and multi-currency capabilities.

Pan-European PAYplus

Pan-European PAYplus is a solution that provides a financial institution with the payment processing and liquidity management functionality required for handling Euro payments in the Single European Payments Area (SEPA). Pan European PAYplus provides an integrated solution to meet SEPA high impact changes while maximizing STP and preserving income from existing payment operations. Pan-European PAYplus incorporates new technology embedded in the SEPA technical infrastructure (e.g. ISO 20022, SWIFT Cash Reporting). The product can be deployed on a stand-alone basis for banks to integrate within their existing payments infrastructure, or as an integrated component of our Global PAYplus payment solution.

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

IGTplus

Our Swiss subsidiary markets IGTplus, a message broker application for financial messages. For financial institutions it comprises the interface to their central banking system. IGTplus processes payments, securities transactions or related orders and information to/from other financial institutions, clearing organizations, and central banks, among others, using straight through processing in order to provide faster, better quality service to customers and to reduce costs. The SWIFT, SIC (Swiss Interbank Clearing), SIS (Swiss Securities Clearing) and FIX applications of IGTplus provide communication to/from these financial services with the option of manual investigations, exception handling and queries for liquidity information. Due to the high sensitivity and performance requirements inherent in this application, IGTplus is designed for very high throughput and 24x7 fully automated operation. The target markets are large banks, service centers and financial market infrastructures. Smaller financial institutions may obtain the same functionality as they would obtain by acquiring a license by contracting for the services of the BBP Service Bureau, which operates IGT Plus on behalf of a number of such institutions.

Global PAYplus Liquidity Manager

Global PAYplus Liquidity Manager (GLM) is a management and planning tool, that ensures more efficient control and management of multi-currency liquidity assets across the bank’s accounts and Real Time Gross Settlement channels. The system provides flexible functionality which allows the bank to centralize, monitor and control the management of liquidity. GLM provides Treasury personnel with accurate, online and timely information to facilitate better decision-making and also can provide Treasury staff with efficient payment delivery and execution based upon up-to-date information. GLM interfaces with other systems within the bank to gather liquidity information, ensuring that a complete and accurate liquidity position is continuously available.

StarACH

StarACH is a server-based, enterprise class software application designed to streamline processing for all levels of ACH processors. The system is built on a scalable platform that can handle increasing transaction volumes as needed. The system includes many advanced features such as continuous processing, process automation, advanced reporting, and risk management. Its web interface allows originators, bank internal staff, and ACH operators to upload files to the system for processing, search the warehouse and retrieve and view reports.

Originet

OrigiNET is an Internet-based software application, derivative of StarACH, which allows corporations and banks to make or collect payments electronically using ACH. The software structures payment data into a standard file format that can be accepted by any financial institution, third-party processor, or ACH operator. Common applications of OrigiNET include payroll, expense reimbursements, pensions, annuities, dividends, commissions, and benefit payments.

ProcessMaster

ProcessMaster is a Windows®-based software application that enables small to medium size processors to streamline their ACH operations, enabling them to reduce operational costs by providing increased transaction capacity through automation. The system includes features that ensure National Automated Clearing House Association (NACHA) compliance, improve risk management, automate processing, scheduling and billing, and address other critical issues involved in ACH processing. This central, automated processing system effectively manages the origination and receipt of ACH transactions and enables ACH processors to automate tasks, minimize risk and increase productivity.

BACSTEL-IP

Accountis BACSactive-IP provides organizations with a modern, well designed, reliable and secure electronic funds transfer solution. Designed by experts in the field of Internet payments to take advantage of features of the BACS system and all it has to offer, such as the highest levels of security and easy-to-use reporting facilities.

Accountis EIPP Services

Accountis Enterprise AP enables corporations to automate payables process from the creation of purchase orders and receipt of invoices, to handling disputes and submitting payments online by integrating with existing ERP or accounting systems. It can work as a stand-alone solution or in conjunction with Accountis Enterprise AR and additional modules to provide a complete end-to-end solution. Accountis Enterprise AP is designed for organizations that deal with large volumes of inbound and wish to receive them electronically. It supports multiple currencies and languages and is fully VAT compliant across European member states. The system integrates easily with existing ERP or finance systems to save resources by automating the receivables process, from capturing purchase orders and issuing invoices to controlling debtors and collecting payments online. It can also work as a stand-alone solution. By consolidating invoice data quickly and simply, Accountis Enterprise AR presents one-view of all receivables transactions for the benefit of both internal users and buyers alike.

Cash Management Solutions	Short Description

ACCESS Banking™	A solution designed to enable high end and mid-level financial institutions to deliver comprehensive cash management services to their corporate clients.

CASHplus®	An Internet-based cash management solution designed for high end and mid-level financial institutions.

webBANKER™	A fully integrated cash management solution designed primarily for the community bank market.

CashWeb	A multi-currency Internet front end for cash management systems.

CashIn	A business engine supporting all forms of cash management services utilized primarily in India.

TransactCentral	A fully integrated suite of cash management modules with building block architecture, designed for large financial institutions requiring significant customization.

Transact Remit ™	A powerful, web-based, international remittance transaction processing system, which automates the entire process of money transfer for a bank/financial institution.

ACCESS Banking™

Our ACCESS Banking™ solution is a client/server product that enables banks and other financial institutions to provide cash management services to their corporate clients. ACCESS Banking™ is targeted at the mid-to-large-size financial institutions. Through ACCESS Banking™, clients can obtain balance history and intra-day reporting, manage check transactions, originate wire transfer payment transactions and initiate intra-bank account transfers. ACCESS Banking™ consists of a server located in the back-office of a bank and a remote access module located at the premises of the bank’s corporate client. Clients can interact with the bank’s ACCESS Banking™ server remotely via the web, touch-tone telephone with voice response, teletype terminal emulation or facsimile transmission.

CASHplus®

The CASHplus® product enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies, and in multiple countries and regulatory environments. CASHplus® is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software.

webBANKER™

web BANKER™ was designed for community banks – it is cost-effective to operate and easy to set up and use. It offers the features needed to be competitive in the marketplace such as wire transfer. ACH origination with federal and state tax payments, compatibility with FEDLine Advantage, information reporting, cash concentration and disbursement. Fundtech offers this system on an installed or ASP basis.

CashWeb

Developed by our Cashtech subsidiary, this multi-currency Internet front-end program offers a single-window interface for all types of cash management transactions. The software can also be customized to meet both client and country specific requirements.

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

Transact Remit

Transact Remit is a powerful, web-based, international remittance transaction processing system, which automates the entire process of money transfer for a bank/financial institution. It is also a highly customized solution that ensures speedy remittances to and from anywhere in the world, without the usual transit losses. Transact Remit is built using Transact Central, Cashtech’s robust, central financial application hosting platform.

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

TRADEplus Fixed Income
TRADEplus Fixed income provides web based, straight through processing solutions that provides real-time Omgeo and FIX (Financial Information eXchange) information systems connectivity, as well as automated matching and intelligent routing by business area.

TRADEplus Correspondent Clearing	TRADEplus allows correspondent clearing firms to provide superior Internet based services to their clients.

TRADEplus™

TRADEplus is a multi-asset, global trade management solution that consolidates and automates a broker/dealer’s middle office operations. Its advanced exceptions management capabilities allow users to detect and resolve trade issues in real time. Its rules engine ensures more efficient control and management of transactions across asset classes, offices, central services and clients. Its services oriented architecture provides scalability, simplifies enterprise integration and allows clients to quickly enable new external client and service connections and to automate trade operations for greater efficiency and client service. TRADEplus automates the trade process from the point of execution through booking and notification of settlement, delivering significant operating efficiencies and reducing complexity and costs.

TRADEplus Data Manager

TRADEplus Data Manager audits, controls and manages all of the customer, account and settlement instruction data necessary for institutional trade processing. Its real-time interfaces automatically access new and changed information from industry sources such as Omgeo ALERT and SWIFT. Its rules-based workflows efficiently convert inconsistent and inaccurate data into a trusted, high-quality source that can be relied upon for trade and back office process automation. In addition, TRADEplus Data Manager enriches trade messages as needed for timely and accurate settlement.

TRADEplus Fixed Income

TRADEplus Fixed Income allows brokers to choose to process at the Trade level or Breakdown level. Trade level users send trades into TRADEplus that are matched against allocations received from Omgeo OASYS, FIX or manual input. Exceptions are routed to the appropriate business area based on trade inputs and routing rules. Matched trades auto-generate ACCEPTS back to OASYS. Mismatched trades are reviewed by users and can be amended, accepted or rejected. Breakdown level users receive allocations from OASYS (using one or more acronyms) and these allocations are routed to the appropriate business area based on allocation inputs and routing rules. Users accept or reject allocations online. Regardless of level, once the trade is accepted then the broker’s back office system can be updated via an automated FIX, MQ or file-based communication.

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

ASP/Outsourcing Solutions	Short Description

Fundtech Connect (ASP) – for PAYplus USA	An Application Service Provider (ASP) solution that provides the PAYplus solution to banks operating in the United States.

Fundtech Connect (ASP) – for CASHplus	An ASP solution that provides the CASHplus solution to banks operating in the United States.

Interbank Gateway Services	An ASP solution that provides payment and settlement solutions to banks in Europe, primarily in Switzerland and through the SWIFT network.

Recovery Services	Disaster recovery and contingency services for users of our products.

Fundtech Connect – PAYplus USA and CASHplus

Fundtech Connect is an ASP solution available based upon our PAYplus USA and Cash Management products. This service allows banks to have our solutions reside at our data center rather than requiring the bank to purchase the necessary hardware and software to host the solution in-house.

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

Both corporate entities and their banks will benefit by processing transactions in an STP (straight through processing) environment, with fewer interfaces to enterprise resource planning (ERP) systems and other in-house applications. Fundtech’s SWIFT Service Bureau is the world’s largest, currently serving over 100 financial institutions. Corporate access to the SWIFTNet is made possible through SWIFT’s Member Administered Closed User Groups (MA-CUG).

IGTplus Message Converter

The IGTplus Message Converter is a unique middleware application specifically designed for the financial services industry. It allows financial institutions to convert proprietary messages into SWIFT and other standard messages and vice versa, saving time and reducing costs of conversion.

IGTplus Compliance Filter

IGTplus Compliance Filter provides online, real time compliance protection. Every transaction is checked before it leaves or enters the bank system. It monitors transaction flow based on the requirements of the OFAC (Office of Foreign Assets Control), Factiva, Worldcheck or other country specific standards. The IGTplus Compliance Filter is available for SWIFT, SIC/euroSIC and SECOM.

Interbank Gateway Services

Interbank Gateway Services is a set of electronic payments and securities application services provided by our service bureau in Switzerland. The Interbank Gateway Services provides a secure and reliable technology infrastructure, which enables financial institutions to initiate process and support electronic payment transactions across a wide range of settlement systems. The service bureau’s customers are currently predominantly Swiss banks.

•
Interbank Gateway Services provides its services to smaller financial institutions using the IGTplus software to provide communication to/from SWIFT, SIC (Swiss Interbank Clearing), SIS (Swiss Securities Clearing) and FIX (Financial Information Exchange) protocol.

Recovery Services – Contingency Processing Centers

Recovery Services – Contingency Processing Centers were developed to respond to the need of our customers for a contingency back-up system for wire transfer operations (in accordance with government regulations). Recovery Services supports all of our U.S.-based product groups, and we have centers in Jersey City, New Jersey, San Leandro, California and Norcross, Georgia.

Customers and Markets

Our scaleable products are sold to a wide array of financial institutions and large business enterprises.

The markets for our products consist of the following end-users:

•
U.S. Banks – This group of customers is divided into three tiers. The top tier consists of approximately 100 banks, each with more than $10 billion of assets. The second tier consists of approximately 3,500 banks, each with over $100 million in assets. The third tier consists of approximately 5,500 small banks, each with less than $100 million of assets.

•	Agency Banks and Branches of Foreign Banks located in the United States – These banks are located mainly in financial centers such as New York City, San Francisco, Los Angeles and Dallas.
•	Banks located outside of the United States – These banks are located in countries that have moved to or will move to processing payments on a real time gross settlement (RTGS) basis.

Capital Market Institutions - The back office processing in capital markets is complex and costly. For decades the securities industry has continually sought efficiency improvements through greater automation. This trend continues today and is accelerated by the expanding number of new investment vehicles and globalization of the markets. Fundtech sees an opportunity in the securities industry from leveraging its knowledge of back office processing at banks. Process improvements from automated transaction processing, error repair and routing are integral to Fundtech’s banking product line, and can be applied to the securities industry.

Corporations – With the addition of Accountis AR and Accountis AP and Troy’s OrigiNET, Fundtech has a line of payments related products that are being sold directly to corporate entities. While we intend to continue to support the sale of these products directly to end users, we will also expand the distribution of the products through Fundtech’s traditional client base of financial institutions.

In 2004 we acquired Datasphere and Cashtech and began the process of assimilating their products and services into our offerings. We acquired Radius Partners in 2005 and have begun to market its solutions through our securities division. Likewise, we acquired Prang in early 2007. Prang has approximately 50 customers, primarily in Germany. We also acquired the ACH business of Troy Group in early 2008 which brings several new ACH products to our portfolio along with approximately 18 customer relationships. Accountis Limited acquired in February 2008, has over 770 clients using its BACS payments and electronic invoicing and presentment products and services.

Please see the table that presents our consolidated revenues according to the geographical regions to which such revenues are attributable in Item 5A, “Operating and Financial Review and Prospects —Results — Significant Revenue Information.”

Sales and Marketing

We sell our products and services primarily through our direct sales force, located in the United States, United Kingdom, Switzerland, India and Singapore. We use the services of distributors in the Republic of Korea, Greece and the Balkans.

Our marketing efforts include a variety of activities that promote our products including public relations and industry analyst relations, direct response marketing programs, telemarketing lead generation and lead nurturing, and industry trade shows and conferences. In addition, we receive inquiries about our products directly through our corporate website.

We maintain a working relationship with the Federal Reserve Bank in the United States to ensure that our products meet Federal Reserve requirements. We also maintain a working relationship with SWIFT, a utility for communication of global financial institutions payment and settlement instructions owned by the largest banks in the world. By ensuring that our solutions are SWIFT-compliant, we are well positioned to offer payment and settlement solutions to international banks.

Software Development

We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in achieving technological leadership. The total software development staff consisted of 266 full-time employees on December 31, 2007. All of our payments products have been developed internally by our product development staff. Our cash management, BBP, ACH, EIPP and securities products were initially developed by the personnel of the businesses we acquired (such personnel migrating to us with the acquired businesses), and have since continued to be developed by our product development staff. Some of these products are embedded, or bundled, with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

To ensure that our products are developed successfully, within their budgets and according to schedule, all of our products are sent through the following four distinct design and testing stages: (1) requirements descriptions are developed through consultation with prospective users to ensure that the product matches the user’s requirements; (2) an internal quality assurance team verifies the integrity of the product at each stage of development prior to beta testing; (3) beta testing data are used to evaluate the functionality of the products and their ability to perform under realistic conditions; and (4) a controlled group of users is polled regularly to identify any modifications that may be necessary. In addition, we work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product requirements. Our employees also participate in numerous user focus groups to review product design. We have software development sites in Georgia, New Jersey, Massachusetts, California, Israel, Switzerland, India, Wales and Germany. We believe that separating development by geographic region allows for development to be in close proximity to the targeted market, while increasing our ability to attract development talent.

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

Competition

The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies, ACI Worldwide Inc., Dovetail, Fiserv, GIFTS Software, Bottomline, OB10, Harbor Payments and Clear2Pay. Furthermore, several large financial institutions have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired. In order to maintain our competitive position, we must differentiate our products from the products of our competitors and successfully develop and introduce new products that meet the changing needs of our clients.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly-owned operating subsidiaries that are specified in the table below.

Name of Subsidiary	Country of Incorporation/Organization

Fundtech Corporation	United States

Fundtech U.K. Limited	United Kingdom

Fundtech Australia Pty Limited	Australia

Fundtech International, LLC	United States

Biveroni Batschelet Partners AG	Switzerland

Datasphere SA	Switzerland

Cashtech Solutions India Limited	India

Radius Partners, Inc.	United States

Fundtech Germany, GmbH	Germany

Fundtech GmbH	Germany

Accountis Limited	United Kingdom

Property, Plants and Equipment.

We do not own any real property. As of December 31, 2007, we leased office space as specified in the table below. The aggregate annual lease payments for our facilities during 2007 were approximately $3,109,000.

Location	Approximate Aggregate Square Feet

Ramat-Gan, Israel	25,000

Burlington, Massachusetts	12,000

Pembroke, Massachusetts	2,800

Jersey City, New Jersey	25,800

Flower Mound, Texas	400

San Leandro, California	6,700

Norcross, Georgia	26,000

Switzerland	10,500

United Kingdom	3,450

India	37,411

German	3,660

Costa Mesa, California	2,330

Bangor, Wales	2,400

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

Overview

Fundtech is a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into five broad categories: (i) payment processing and management; (ii) foreign exchange settlement processing, both of (i) and (ii) automating the payment and settlement processes and providing real-time transaction processing capabilities to financial institutions and their customers; (iii) cash management products, used by a bank’s corporate clients for initiating payments, making inquiries and managing their activities with their financial institution; (iv) financial messaging products and services that enable banks to communicate with specialized networks such as the SWIFT network; and (v) securities settlement straight through processing products.

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

(iii) Changes in the regulatory requirements that mandate changes in the IT systems of banks;

(iv) The competitive marketplace for corporate accounts that is continually innovating new services that are largely driven by new and more flexible technology; and

(v) The need to simplify banking relationships for corporate clients by eliminating “siloed” processing systems, that is, systems operating in a narrow or limited functionality spectrum.

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

PAYplus USA™ is our United States funds transfer solution used to connect a financial institution’s funds transfer room with the Federal Reserve’s FedWire system and with the SWIFT network. PAYplus USA™ both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer - from its creation to accounting and memo posting). Our target market for this product includes all banks operating in the United States that do not need a global payment solution. PAYplus USA™ may be licensed or utilized through an ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. We currently have approximately 130 customers operating PAYplus USA™ in a live production environment.

Our Global PAYplus™ software provides institutions with real-time global support of their multi-currency payments activity. Global PAYplus™ employs a client/server funds transfer payment system that supports the local payment processing and risk management and regulatory compliance for local clearing systems as well as worldwide payment activity. Global PAYplus™ supports both UNIX and Microsoft and employs open technology standards. The system features end-to-end security and multi-currency capabilities. Global PAYplus is being marketed to larger multinational banks. It is also being marketed to large financial institutions who wish to use it for low value, bulk payments processing.

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

Our BBP subsidiary operates a service bureau in Switzerland providing Interbank Gateway Services, a set of electronic payments and securities application services. Interbank Gateway Services provide secure and reliable technology infrastructure, which enables financial institutions to initiate, process and support electronic payment transactions across a wide range of settlement solutions. The service bureau’s services include connection to the Central Bank of Switzerland for the processing and settlement of bank-to-bank e-payments, the processing and settlement of bank-to-bank Euro-denominated e-payments, electronic trading and settlement of securities transactions through online access SECOM, Switzerland’s securities trading and settlement system and connection to the SWIFT network for the processing and settlement of international bank-to-bank e-payments. The IGTplus software utilized to provide these services is also available on a license basis.

Our newest ACH solutions include StarACH which is a server-based, enterprise class software application built on a scalable platform that can handle increasing transaction volumes as needed. StarACH includes continuous processing, process automation, advanced reporting, and risk management. OrigiNET is an Internet-based software application, derivative of StarACH, which allows corporations and banks to make or collect payments electronically through the Automated Clearing House (ACH). ProcessMaster is a Windows® based software application that enables small to medium size processors to streamline their ACH operations, enabling them to reduce operational costs by providing increased transaction capacity through automation.

Accountis Limited markets BACSactive-IP which provides organizations with a reliable and secure electronic funds transfer solution utilizing the UK’s BACS system. Accountis Enterprise EIPP solutions enable corporations to automate their payables and receivables processes from the creation of purchase orders and receipt of invoices in electronic form, to handling disputes and submitting payments online. The system integrates with existing ERP or accounting systems to eliminate errors, reduce costs and improve relationships with suppliers. The solution supports multiple currencies and languages and is fully VAT compliant across European member states.

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

Acquisition of Businesses and Certain Assets

In August of 2004, BBP completed the acquisition of Datasphere SA from its shareholders. Datasphere provides software linking IBM systems to the SWIFT alliance platform and also provides consulting services to financial institutions related to their clearing and settlement requirements. The cash consideration of $1 million was paid from our working capital.

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

Under the terms of the acquisition agreement, we paid additional amounts of $991,000 in 2005, $1.1 million in 2006 and $1.0 million in 2007 based on achieved performance milestones.

In October of 2005, we acquired all of the outstanding shares of Radius Partners, Inc. (“Radius”) for an aggregate purchase price of approximately $2.5 million. Additional cash consideration will be paid if and when certain conditions are met between the acquisition date and December 31, 2011, which may amount to an additional $3.5 million payable. During 2006, payments of $220,000 were made based on and for 2005, and payments were made in 2007 in the amount of $200,000 based on and for 2006. We made payment of an additional $200,000 in 2008 based on and for 2007. We do not anticipate further future payments at this time.

In February of 2007, we acquired all of the outstanding shares of Prang, GmbH. The purchase price was €4.9 million ($6.3 million) which was paid in cash. Additional cash consideration in an amount of up to €4 million will be paid if and when certain conditions related to the performance of Prang are met between the acquisition date and December 31, 2010. In 2008, we made payment of €2,306,612 ($3,369,000) based upon Prang’s financial performance, which was accrued and accounted for in 2007. Fundtech is currently in the process of finalizing an amendment to the original agreement to change the terms related to the additional cash consideration. Under this amendment, €597,000 will be paid in January 2009 and January 2010. No further earn-out obligations will exist after these two payments.

In February 2008, we acquired the ACH business of Troy Group, Inc. The purchase price was approximately $1.2 million in cash. Under the terms of the agreement, we will pay up to an additional $400,000 prior to the end of 2008 upon the fulfillment of certain conditions. Also in February 2008 we acquired all of the outstanding shares of Accountis Limited which provides solutions for our financial supply chain suite of services. The initial purchase price was £3.9 million. Additional cash consideration will be paid if and when certain conditions are met between the acquisition date and December 31, 2011, which may amount to an additional £2 million.

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

Revenues. Our revenues are generated from licensing the rights to use our software products directly to end-users and sales of professional services, including consulting, implementation and training. We also provide hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

Revenue from software license agreements are recognized when all criteria outlined in Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended) (“SOP 97-2”) are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement. Our VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately.

We generally do not grant rights-of-return to our customers. We usually provide a warranty period to our customers of up to three months at no extra charge. As of December 31, 2007 and 2006, the provision for warranty cost is immaterial.

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

As we provide hosting services to our customers without any contractual right to take possession of the software licenses, we recognize revenue from hosting over the hosting contract period following the consensus reached in EITF Issue 00-03 “Application of AICPA Statement of Position 97-2 to Arrangement That Includes the Right to Use Software Stored on Another Entity’s Hardware”. Revenues from set up fees are also recognized over the related hosting contract in accordance with SAB Topic 13.

Revenue from maintenance is recognized over the life of the maintenance agreement.

Receivables. Our trade receivables primarily include amounts due from banks and large financial institutions. An allowance for doubtful accounts is determined for those specific amounts that we believe may not be collected. We generally do not require collateral; however, in certain circumstances, we may require letters of credit, other collateral or additional guarantees. We perform ongoing credit evaluations of our customers and in judging the probability of collection of receivables we continuously monitor collection and payments from our customers and maintain a provision for any specific customer collection issues that we have identified. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, an additional provision for doubtful accounts might be required.

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

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on a projected discounted cash flow. We did not record an impairment charge based on our reviews in 2005, 2006 or 2007. If our estimates or the related assumptions change in the future, we may be required to record an impairment charge on goodwill to reduce its carrying amount to its estimated fair value.

Share Based Payments. In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123R”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations.

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

The provisions of SFAS 123R apply to all awards which will vest after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123R, in the first quarter of 2006, we elected to use the “modified prospective method”. Under the modified prospective method, we were required to recognize compensation cost for all awards granted after the adoption of SFAS 123R and for the unvested portion of previously granted awards that were outstanding on that date.

Under the modified prospective method of adoption for SFAS No. 123R, the compensation cost recognized by us beginning in 2006 included (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based compensation granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. We use the straight-line attribution method to recognize stock-based compensation costs over the service period of the award. The share-based compensation resulting from the application of SFAS No. 123R resulted in charge of $2,487,000 in 2006 and $2,596,000 in 2007.

Operating Results

The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:

	Year Ended December 31,
	2005	2006	2007
Revenues:
Software license fees	22.2%	15.9%	18.9%
Maintenance, hosting and service fees	77.7	84.0	81.0
Hardware sales	0.1	0.1	0.1
Total revenues	100.0	100.0	100.0

Operating Expenses:
Software license costs	0.7	0.7	0.6
Maintenance and service costs	40.2	40.6	43.4
Hardware Costs	0.1	0.1	-
Research and development	18.1	19.5	18.5
Selling and marketing, net	17.8	18.4	17.0
General and administrative	12.8	13.7	13.0
Amortization of capitalized software development costs.	2.1	1.8	0.4
Amortization of other acquired intangible assets	1.6	1.5	1.3
Provision for doubtful accounts	0.7	0.5	(0.1)
Total operating expenses	94.1	96.8	94.1
Operating income	5.9	3.2	5.9

Financial income, net	1.5	2.3	2.1
Income before income taxes	7.4	5.5	8.0
Income taxes	1.6	1.1	1.2
Net income	5.8%	4.4%	6.8%

We again note in particular the impact on net income of the application of SFAS No. 123R resulted in charge of $2.5 million in 2006 and $2.6 million in 2007.

Significant Revenue, Segment and Earnings Information

The following table presents our consolidated revenues (in thousands) according to the geographical regions to which such revenues are attributable:

	2005		2006		2007
	Total Revenues	Percentage	Total Revenues	Percentage	Total Revenues	Percentage
Israel	$149	0.2%	$2,006	2.4%	$1,331	1.3%
U.S.A.	39,948	53.6	44,399	51.9	46,028	44.0
Switzerland	11,666	15.7	11,471	13.4	12,711	12.1
India	1,020	1.4	1,105	1.3	2,302	2.2
United Kingdom	8,781	11.8	14,469	17.0	19,966	19.1
Germany	467	0.6	547	0.6	2,611	2.5
Australia	576	0.8	546	0.6	2,839	2.7
Other	11,859	15.9	10,966	12.8	16,846	16.1
	$74,466	100.0%	$85,509	100.0%	$104,634	100.0%

Segment Information:

	2005	2006	2007
Cash management revenue	$16,454	$20,492	$24,074
Operating income (loss)	(503)	178	1,057
Payments revenue	44,900	51,608	65,460
Operating income	11,753	13,363	14,640
BBP revenue	13,112	13,409	15,100
Operating income	1,061	634	4,140

Segment Information (in thousands):

While cash management revenues continued to grow during 2005, 2006 and 2007, operating income has been adversely impacted by the costs associated with the launch of the new CASHplus product and related modules. Payments revenues and operating income are primarily related to strong sales and installations of PAYplus USA and Global PAYplus leading to both increased license fees and services revenues as well as the acquisition of our German subsidiary, Prang. BBP revenue and operating income have steadily increased due to the implementation of IGTplus. License and services fee trends are discussed more fully in the year to year comparisons below.

Major Customers

We derived approximately 26.4% and 27.3% of our annual revenues, or approximately $22.6 million and $28.6 million, from the license, consulting and maintenance service fees earned in connection with agreements with three leading international financial institutions in 2006 and 2007, respectively. See Item 4, “Information on the Company — Business Overview – Customers and Markets.”

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues.

			Variance
	2006	2007	Increase	%

Total Revenues	$85,509,000	$104,634,000	$19,125,000	22.3%

The increase in revenues was primarily attributable to (i) higher United States revenues from our cash management products which were partially offset by a decline in Cashtech revenues netting an increase of $3.6 million, (ii) higher revenues from our payments business which increased by $13.9 million consisting of CLS initiatives of $3.4 million, Global PAYplus increases of $5.4 million and partial year revenues from Prang (acquired in February 2007) of $4.1 million and (iii) higher revenue from BBP which increased by $1.6 million, partially due to exchange rate changes.

Software License Fees. Software license fees consist primarily of revenues derived from software license agreements we enter into with our customers. A comparison between our 2006 and 2007 software license fees is as follows:

			Variance
	2006	2007	Increase	%
Software License Fees	$13,576,000	$19,741,000	$6,165,000	45.4%

The increase in license fees was primarily attributable to increases in (i) United States cash management licenses of $2.3 million offset by a decline of $1.2 million in Cashtech revenue, (ii) BBP license increases of $0.5 million and (iii) payments license increases of $4.6 million which included Prang license increases of $1.7 million. See also Maintenance, Hosting and Services Fees immediately below.

Maintenance, Hosting and Services Fees. Maintenance, hosting and services fees include revenues derived from maintenance contracts, customizations and product installation, training, hosting and consulting fees. We generally receive a contract for maintenance and services at the time a contract for software license is entered into. A comparison between our 2006 and 2007 maintenance and services fees is as follows:

			Variance
	2006	2007	Increase	%
Maintenance, Hosting and Services Fees	$71,933,000	$84,893,000	$12,960,000	18.0%

Our service fees increased by $5.9 million primarily due to an increase in customers implementing our Global Pay Plus solution or existing customers seeking additional services, as well an increase of $1.1 million in our cash management services from new and existing customers.

Our hosting fees increased by $2 million consisting of BBP increases of $1 million, increases of $0.5 million in our US payments operations and increases of $0.5 million in our US cash management.

Our maintenance fees increased by $5.1 million comprising an increase of $4 million in payments, $0.8 million in cash management and $0.3 million in BBP.

Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2006 and 2007 software license costs is as follows:

			Variance
	2006	2007	Decrease	%
Software License Costs	$604,000	$590,000	$(14,000)	(2.3)%

This decrease relates solely to the presence of fewer embedded third party software component sales and lower sales of free standing third party modules.

Amortization of Capitalized Software Development Costs. A comparison between our 2006 and 2007 amortization of capitalized software development costs is as follows:

			Variance
	2006	2007	Decrease	%
Amortization of Capitalized Software Development Costs	$1,575,000	$394,000	$(1,181,000)	(75.0)%

This reflects the fully amortized capitalized software development costs in connection with our Global PAYplus product. We began amortizing this product in the second quarter of 2002 over a five year period. The software was fully amortized by the end of March 2007.

Amortization of Other Acquired Intangible Assets. A comparison between our 2006 and 2007 amortization of other acquired intangible assets is as follows:

			Variance
	2006	2007	Increase	%
Amortization of Other Acquired Intangible Assets	$1,275,000	$1,387,000	$112,000	8.8%

The increase in amortization resulted from the partial year amortization of the newly acquired Prang assets which was offset by the decrease in amortization of BBP assets due to the completion of their amortization during 2007.

Maintenance, Hosting and Services Costs. Maintenance, hosting and services costs consist primarily of personnel and related expenses, voice and data expenses and other costs related to the provision of maintenance, hosting, and professional services. A comparison between our 2006 and 2007 services costs is as follows:

			Variance
	2006	2007	Increase	%
Maintenance, Hosting and Services Costs	$34,726,000	$45,578,000	$10,852,000	31.3%

Maintenance costs increased by $2.0 million directly related to headcount in the support organizations. Services costs increased by $6.5 million, primarily related to the number personnel assigned to large bank cash management projects in the United States and payments projects offshore. The offshore services personnel costs were also impacted by fluctuations in their home country currencies against the United States dollar. Hosting costs increased by $1.4 million, commensurate with the increased number of hosted customers. Others services costs increased by $894,000, which are reimbursable expenses that are billed back to customers.

Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2006 and 2007 software development expenses is as follows:

			Variance
	2006	2007	Increase	%
Software Development	$16,710,000	$19,348,000	$2,638,000	15.8%

We did not capitalize any software development costs in 2007 or 2006 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short. These costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in software development expenses consists primarily of (i) an increase of $1.4 million in costs for additional hiring to provide enhancements for our Global PAYplus product, and (ii) an increase of $1.2 million for additional consultants retained to create enhancements to our United States cash management product.

Selling and Marketing. A comparison between our 2006 and 2007 selling and marketing expenses is as follows:

			Variance
	2006	2007	Increase	%
Selling and Marketing	$15,324,000	$17,801,00	$2,477,000	16.2%

The increase in selling and marketing expenses was primarily due to (i) our acquisition of Prang and (ii) increases in travel, promotional, and convention costs.

Provision for Doubtful Accounts. Management’s assessment for uncertainties of outstanding accounts receivable collectability is reflected in our provision for doubtful accounts. A comparison between our 2006 and 2007 provision for doubtful accounts is as follows:

			Variance
	2006	2007	Decrease	%
Provision for Doubtful Accounts	$430,000	$(134,000)	$(564,000)	(131)%

The decrease in the provision for doubtful accounts reflects an increased confidence in customer collectability in 2007 and an increased emphasis on collections. We determine write off provisions on a case by case basis.

General and Administrative. A comparison between our 2006 and 2007 general and administrative expenses is as follows:

			Variance
	2006	2007	Increase	%
General and Administrative	$12,133,000	$13,553,000	$1,420,000	11.7%

The increase is primarily due to (i) the acquisition of Prang, (ii) increased hiring in the U.S and (iii) higher bonuses.

Financial Income, Net. A comparison between our 2006 and 2007 financial income, net is as follows:

			Variance
	2006	2007	Increase	%
Financial Income, net	$1,984,000	$2,197,000	$213,000	10.7%

The increase of net financial income is primarily due to an increase in the average cash and cash equivalent invested balances, as well as a higher average interest rate on our instruments in 2007 compared to 2006.

Income Taxes. A comparison between our 2006 and 2007 income taxes is as follows:

			Variance
	2006	2007	Increase	%
Income Taxes	$964,000	$1,207,000	$243,000	25.2%

We experienced higher taxes in Israel, the United Kingdom and Switzerland totaling $240,011 and taxes related to Prang totaling $418,795. These were offset by a decrease in taxes of $268,384 in the United States, $142,069 in India, and Australia $5,357.

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

Software License Fees. A comparison between our 2005 and 2006 software license fees is as follows:

			Variance
	2005	2006	Decrease	%
Software License Fees	$16,523,000	$13,576,000	$(2,947,000)	(17.8)%

License fees for one large Global PAYplus client declined $3.6 million from 2005. In addition, we noted a shift in sales of our CASHplus and PAYplus USA products that indicates a trend away from licensing and toward hosting services. See also Maintenance and Services Fees immediately below.

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

Hardware Sales. We continue to de-emphasize sales of hardware to our customers. The total hardware sales for 2006 were immaterial. For the year ended December 31, 2006, the Company combined hardware sales with maintenance and service fees for 2006 and conformed the 2005 presentation for comparative purposes.

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

Maintenance, Hosting and Services Costs. A comparison between our 2005 and 2006 services costs is as follows:

			Variance
	2005	2006	Increase	%
Maintenance, Hosting and Services Costs	$30,027,000	$34,726,000	$4,699,000	15.6%

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

Hardware Costs. The reduction in costs is commensurate with the decrease in hardware sales previously noted. For the year ended December 31, 2006, we combined hardware costs with maintenance and service costs and conformed the 2005 presentation for comparative purposes.

Software Development. A comparison between our 2005 and 2006 software development expenses is as follows:

			Variance
	2005	2006	Increase	%
Software Development	$13,480,000	$16,710,000	$3,230,000	24.0%

We did not capitalize any software development costs in 2006 or 2005 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short. These costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in costs was primarily due to the addition in staff in the United States and Israel to handle change orders for our major clients, and to enhance our Global PAYplus product, staff added in the United States to handle enhancements to our cash management software and projects as well as Cashtech staff added to accommodate their revenue growth. The implementation of SFAS 123R in 2006 accounted for $152,000.

Selling and Marketing. A comparison between our 2005 and 2006 selling and marketing expenses is as follows:

			Variance
	2005	2006	Increase	%
Selling and Marketing	$13,182,000	$15,324,000	$2,142,000	16.2%

The increase in selling and marketing expenses was primarily due to, (i) an increase in personnel and related expenses including commissions related to our revenue growth and, (ii) increases in travel, promotional, and infrastructure expense of $369,000. The implementation of SFAS 123R in 2006 accounted for $504,000.

Provision for Doubtful Accounts. A comparison between our 2005 and 2006 provision for doubtful accounts is as follows:

			Variance
	2005	2006	Decrease	%
Provision for Doubtful Accounts	$552,000	$430,000	$(122,000)	(22.1)%

The decrease in the provision for doubtful accounts reflects an increase confidence in customer collectability in 2006. We determine write off provisions on a case by case basis.

General and Administrative. A comparison between our 2005 and 2006 general and administrative expenses is as follows:

			Variance
	2005	2006	Increase	%
General and Administrative	$9,557,000	$12,133,000	$2,576,000	27.0%

This increase is due to higher head count and related expenses $1.0 million or 19% in the U.S., Switzerland, India. The implementation of SFAS 123R in 2006 attributed $1.6 million to the increase.

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

Income Taxes. A comparison between our 2005 and 2006 income taxes is as follows:

			Variance
	2005	2006	Decrease	%
Income Taxes	$1,166,000	$964,000	$(202,000)	(17.3)%

Cashtech’s effective tax rate was reduced in 2006 resulting in an overall decreased tax liability. This decrease was due, in part, to a reduction in tax rates in Japan..

B.	Liquidity and Capital Resources.

We have financed our operations primarily through the sale of equity securities in the amount of approximately $139.7 million including net proceeds from our 1998 initial public offering in the amount of approximately $29.0 million, proceeds from our follow-on 1999 public offering in the amount of approximately $92.3 million and grants from the Government of Israel, Office of the Chief Scientist to fund new product development. In addition, we raised $2,341,000 from the exercise of employee options in 2007. As of December 31, 2007, working capital was $45.8 million, which included cash and cash equivalents, short term investments and marketable securities of $42.0 million.

Cash flows from operations. Net cash provided by operating activities amounted to $17.3 million for the year ended December 31, 2007 as compared to net cash provided by operating activities of $5.3 million for the year ended December 31, 2006. This increase of $12.0 million was primarily due to an increase in our net income, a decrease in trade receivables, net, offset by a decrease in trade payables.

Cash flows from investing activities. Net cash used in investing activities amounted to $17.5 million for the year ended December 31, 2007 as compared to $6.2 million for the year ended December 31, 2006. During the year ended December 31, 2007, we invested $7.5 million to fund the acquisition of our German subsidiary as well as to pay additional amounts as per the terms of the acquisition agreements with Radius Partners and Cashtech. Purchases of property and equipment increased $1.5 million to $6.7 million for the year ended December 31, 2007 from $5.2 million for the year ended December 31, 2006. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2008, our anticipated capital expenditures are $11.5 million - See Item 4A.

Cash flows from financing activities. Net cash provided by financing activities was $2.3 million for the year ended December 31, 2007 as compared to net cash used for financing activities of $1.8 million for the year ended December 31, 2006. The increase was primarily due to the purchases of Ordinary Shares by us in the amount of $3.2 million in 2006, as noted below.

On February 21, 2002, the Company’s Board of Directors authorized the purchase of up to one million of our Ordinary Shares from time to time on the open market. By December 31, 2003, the Company had purchased a total of 21,500 shares. No shares were purchased during 2004 and 2005. On June 4, 2006, the Company’s Board of Directors authorized the Company to utilize up to $20 million to purchase Ordinary Shares from time to time on the open market. No shares were purchased during 2007.

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

We completed our investment in accordance with our initial approved enterprise program on November 27, 1997. In 1998, we received approval for our first expansion program. In 2000, we received approval for our second expansion program and in 2005 we received approval for our third expansion program and in 2007 we submitted a request for an approval for our forth expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate, as mentioned above, for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income has been derived from the programs. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. See “Note 14b - Income Taxes” for additional information.

At December 31, 2007, we had net operating loss (“NOL”) carryforwards of approximately $43.4 million and $25.1 million in the United States and in Israel, respectively. The U.S. NOL carryforwards begin to expire in 2010 through 2025 and the Israeli NOL carryforwards have no expiration. See Note 12 to the Consolidated Financial Statements.

C.	Research and Development, Patents and Licenses, etc.

During 2007, $19.3 million in current expense charges were made related to the development of our software with no capitalized costs. During 2006 and 2005, $16.7 million and $13.5 million, respectively, in current expense charges were made with no capitalized costs for our software. There were no Office of the Chief Scientist grants in 2005, 2006 or 2007.

D.	Trend Information.

Our trends are disclosed above in the Overview of this Item 5, “Operating and Financial Review and Prospects”.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

		Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$9,871,000	$3,190,000	$4,804,000	$1,479,000	$398,000

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management.

The following table lists the names and ages of the current directors and executive officers:

NAME	AGE	POSITION
Gideon Argov	51	Chairman of the Board of Directors
Reuven Ben Menachem	47	Chief Executive Officer, Director
Robert Cobuzzi	66	Director
Gerald Dogon	68	Director
Yaffa Krindel	53	Director
Stanley Stern	51	Director
Gil Weiser	66	Director
Michael Sgroe	52	President & Chief Operating Officer
Joseph J. Aulenti	61	Executive Vice President, General Counsel and Secretary
Yoram Bibring	50	Executive Vice President, Chief Financial Officer
Joseph P. Mazzetti	67	Executive Vice President, Corporate Development

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

Yaffa Krindel has served as a director since February 2004. She is currently serving as a General Partner of Tamarix Ventures, a new Cleantech venture capital fund located in Herzliya, Israel. From 1997 she served as a Managing Partner and an Investment Partner in the Herzliya office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a leading provider of innovative wireless broadband network solutions. headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of Syneron Medical (ELOS) and Voltaire (VOLT), publicly traded companies and on the boards of the following private companies: Siano Mobile Silicon Inc., and OrSense Ltd. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

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

Gil Weiser has served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company's Swiss subsidiary from 2001 to 2006. Mr. Weiser presently serves as the CEO of Orsus Solutions since August 2006. He serves as director of various boards and has other affiliations with a number of other Israeli high-tech companies. Mr. Weiser served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. He served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzliya. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the Managing Director of Hewlett Packard (Israel) located in Tel Aviv and CMS - distributor of Hewlett Packard products and services. Mr. Weiser has and continues to hold significant public positions. He has served as Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

Currently Serving External Directors under the Companies Law

Robert Cobuzzi was elected to serve as a director of Fundtech on December 20, 2007. Since 2006, Mr. Cobuzzi has served as a member of the Board of Directors of Economic Development Industrial Corporation. Prior to joining the Board of Directors of Economic Development Industrial Corporation, from 2002 until 2006, Mr. Cobuzzi served as the Chief Financial Officer of Akamai Technologies Inc., a multi-million dollar global provider of software services for accelerating and improving the delivery of content and business processes over the Internet, located in Cambridge, Massachusetts. From 2000 to 2002, Mr. Cobuzzi served as the Executive Vice President and Chief Financial Officer of Network Plus Corporation, located in Massachusetts, a network-based communications provider offering broadband data telecommunications and data hosting services to small and medium-sized businesses from New Hampshire to Florida. Prior to 2002, he served as Senior Vice President, and Chief Financial Officer of Kollmorgen Corporation, a global leader in high-performance electronic equipment, systems software from 1991 to 2000. Mr. Cobuzzi also served on the Board of Directors of Kollmorgen Corporation. He has earned degrees from Northeastern University and Bentley College of Massachusetts.

Gerald Dogon was elected to serve as a director of Fundtech as of December 20, 2007. Mr. Dogon served as the Executive Vice President, Chief Financial Officer and a member of the Board of Directors of DSP Communications Inc. DSP is a leading developer of chip sets and products for cellular, personal communication services (PCS), and wireless local loop (WLL) markets, headquartered in Cupertino, California from 1994 to 1999. DSP was acquired by Intel Corp. in 2000. Prior to joining DSP, Mr. Dogon served as the Director of Finance of Nilit Ltd., a privately held company manufacturing Nylon, Polyamide fibers from 1992 to 1994. From 1991 until 1992, he served as the Vice President of Finance and Director of Mul T Lock Ltd., Yavne, Israel, manufacturers of high security products. Prior to joining Mul T Lock Ltd., Mr. Dogon served as Manager of the International Division of Israel General Bank Ltd., a commercial bank in Tel-Aviv, Israel from 1989 to 1991. Mr. Dogon served as a member of the Board of Directors and Chairman of the Audit Committee of Contahal Ltd. and Nogatech Inc in addition to serving as a member of the Investment and Nomination Committees of Scailex Corporation from 1993 to 2006. He currently is a member of the Boards of Directors of Rosetta Genomics Ltd. and serves as the Chairman of the Audit Committee and a member of the Compensation and Nomination Committees of Rosetta Genomics Ltd. from 2007 to present. Mr. Dogon earned degrees from Columbia University and University of Cape Town.

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

Yoram Bibring has served as Executive Vice President and Chief Financial Officer since joining Fundtech in September 2001. Prior to joining Fundtech, Mr. Bibring served from April 1999 until May 2001 as Chief Financial Officer of ViryaNet Ltd., a provider of software solutions to the workforce management market, located in Southborough, Massachusetts. From November 1998 until April 1999, Mr. Bibring served as a Financial Consultant for ViryaNet and others. Prior to joining ViryaNet, Mr. Bibring served from February 1998 until November 1998 as Chief Financial Officer of Americash, Inc., a leading operator of e-cash platforms located in New York, New York, which was sold to American Express. Prior to joining Americash, from January 1990 until January 1998, Mr. Bibring was employed by Geotek Communications, a wireless communications service provider located in Montvale, New Jersey, where he served initially as Chief Financial Officer and then as the President of its International Division. Mr. Bibring’s financial career also includes several years in public accounting in Israel and the United States. He holds a B.A. in Accounting and Economics from Tel-Aviv University and is a certified public accountant in both Israel and the United States.

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

Compensation

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

The aggregate remuneration we paid for the year ended December 31, 2007 to our directors and executive officers as a group was $1,705,692 in salaries and bonuses, inclusive of the retainer payments to directors as described below. In addition, certain officers are provided a car allowance that totaled $66,228 for 2007. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers.

In December of 2007, the shareholders approved payment of an annual retainer of $25,000 to non-employee directors for future annual periods, beginning January 1, 2008, payable on a quarterly basis of $6,250 per quarter, provided that any such quarterly payment for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committee meetings (in which such non-employee director is a member) held during such quarter. In addition, shareholders approved that the Chairman of the Board of Directors shall be entitled to an additional annual payment of $25,000, payable on a quarterly basis of $6,250 per quarter, and the Chairman of the Audit Committee of the Board of Directors (provided that such Chairman is not an external director under the Companies Law) shall be entitled to an additional annual payment of $10,000 payable on a quarterly basis of $2,500 per quarter, provided that any such quarterly payment(s) for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committee meetings (in which such non-employee director is a member) held during such quarter, and the Chairmen of the Compensation and Nominating Committees shall be entitled to an additional annual payment of $5,000 payable on a quarterly basis of $1,650 per quarter, provided that any such quarterly payment(s) for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter. The shareholders also approved the grant of 4,000 restricted shares to the Chairman of the Board of Directors and of 2,000 restricted shares to each other non-employee director.

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

Option or Restricted Share Grants in Last Fiscal Year

Grants of a total of 102,500 shares of restricted stock were made to our directors and executive officers under the terms of the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (the “2005 Plans”). Director’s shares vest quarterly over a one-year period, and executive management’s shares vest semi-annually over a three-year term. Inclusive of Director and executive officers, 234,500 restricted shares were granted during 2007 on four separate dates. The share price on these grant dates were $13.20, $12.41, $12.00 and $13.79, respectively.

Board Practices.

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Gideon Argov (2)(5)	Chairman	July 22, 2003	2008 Annual Meeting
Reuven Ben Menachem	Chief Executive Officer, Director	October 28, 2002	2008 Annual Meeting
Stanley Stern (2)(3)	Director	July 22, 2003	2008 Annual Meeting
Yaffa Krindel (2)(4)	Director	February 12, 2004	2008 Annual Meeting
Gil Weiser (2)(4)(5)	Director	October 28, 2002	2008 Annual Meeting
Robert Cobuzzi (1)(2)(3)(4)(6)	Director	December 20, 2007	2010 Annual Meeting
Gerald Dogon (1)(2)(3)(5)(7)	Director	December 20, 2007	2010 Annual Meeting
Joseph Aulenti	Executive Vice President, General Counsel and Secretary	October 1, 2002	Not Applicable
Yoram Bibring	Executive Vice President, Chief Financial Officer	September 6, 2001	Not Applicable
Joseph P. Mazzetti	Executive Vice President, Corporate Development	June 1, 2001	Not Applicable
Michael Sgroe	President & Chief Operating Officer	June 1, 2001	Not Applicable

(1) External Director under the Companies Law.
(2) NASDAQ Independent Director.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) Member of the Nominating Committee.
(6) Mr. Cobuzzi was elected for a three year term as an external director on December 20, 2007.
(7) Mr. Dogon was elected for a three year term as an external director on December 20, 2007.

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

Robert Cobuzzi and Gerald Dogon currently serve as “external” directors within the meaning prescribed by the Companies Law. Their current term of office ends after the 2010 Annual Shareholder Meeting.

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

Gideon Argov, Robert Cobuzzi, Gerald Dogon, Yaffa Krindel, Stanley Stern and Gil Weiser qualify as independent directors and meet the independence standard of the NASDAQ rules.

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

In discharging its oversight role, our Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose. The Audit Committee has a separate budget to fund its retention of such outside assistance. The Audit Committee has also adopted a charter in accordance with the rules of the NASDAQ Global Market.

The members of the Audit Committee for the fiscal year ended December 31, 2007 were Stanley Stern, Chairman, Tsvi Gal and Ben-Zion Zilberfarb. Dr. Zilberfarb qualifies as a financial expert under the Sarbanes-Oxley Act of 2002. For 2008, the Audit Committee will consist of Stanley Stern, Chairman, Robert Cobuzzi and Gerald Dogon. Mr. Cobuzzi has been designated as the financial expert under the Sarbanes-Oxley Act of 2002.

Compensation Committee

The members of the Compensation Committee for the fiscal year ended December 31, 2007 were Yaffa Krindel, Chairman, Ben-Zion Zilberfarb and Gil Weiser. No member of the Compensation Committee is an officer or employee of the Company and each is an independent director. The responsibilities of the Compensation Committee include administering our stock plans and approving the compensation of our executive officers. For 2008, the Compensation Committee will consist of Yaffa Krindel, Chairman, Gil Weiser and Robert Cobuzzi.

Nominating Committee

In accordance with NASDAQ rules, a Nominating Committee was established in 2004. Its members during 2007 were Gil Weiser, Chairman, Gideon Argov and Tsvi Gal. The Nominating Committee is responsible for making recommendations with respect to (i) the nomination by the Board of Directors of qualified candidates to serve as our Directors, (ii) Board committee assignments and (iii) chair appointments. The Nominating Committee has adopted a charter, as well as policies and procedures governing its activities. The committee has also adopted and published policies and procedures governing communications from shareholder or other interested parties to the board of directors. For 2008, the Nominating Committee will consist of Gil Weiser, Chairman, Gideon Argov and Gerald Dogon.

Duties Under the Companies Law

The Companies Law codifies the fiduciary duties that an “office holder,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the same level of skill with which a reasonable office holder in the same position would act under the same circumstances. This includes a duty to use reasonable means to obtain information on the advisability of a given action brought for such office holder’s approval or performed by him by virtue of his position, and all other significant information pertaining to such action. The duty of loyalty requires an office holder to act in good faith and for the company’s benefit, and includes avoiding any conflict of interest between the office holder’s position in the company and any other position held by him or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. The Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors, in certain cases with the prior approval of the Audit Committee, and, with respect to indemnification and insurance of these office holders, also require Audit Committee approval. Arrangements regarding the compensation of directors, regardless of whether to be paid in such director’s position as a director or employee of the Company, require the approval of the Audit Committee, Board of Directors and shareholders. In any event, the transaction must not be adverse to the company’s interest.

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

The NASDAQ Global Market

Our Ordinary Shares are listed for quotation on The NASDAQ Global Market and we are subject to the rules of The NASDAQ Global Market applicable to listed companies. Under the NASDAQ rules companies quoted on NASDAQ are required to have a majority of independent directors. NASDAQ rules further require the appointment of a Compensation Committee which is comprised solely of independent directors and which is responsible for setting and approving salaries for the directors and for the executive officers of the company and a Nominating Committee which is comprised solely of independent directors and which is responsible for the selection of directors and for communications with shareholders on the subject of shareholder nominations. Gideon Argov, Robert Cobuzzi, Gerald Dogon, Yaffa Krindel, Stanley Stern, and Gil Weiser and qualify as independent directors under the current NASDAQ Global Market requirements.

Disclosure Committee

A Disclosure Committee consisting solely of company employees was established in 2004 under the auspices of the Audit Committee to assist the Chief Executive Officer and Chief Financial Officer with monitoring developments within the Company and with the preparation of annual and quarterly reports. The committee is chaired by the General Counsel and has members from the finance, operations and marketing departments as well as from our BBP and Cashtech subsidiaries. Meetings are held periodically as warranted. The committee has also adopted and published policies and procedures governing its activities. The Charter of the Committee was approved by the Audit Committee. No directors serve on the committee.

Employees

The following table summarizes the main category of activity and geographic location of our employees as of December 31, 2007:

	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	69	143	38	25	275
Israel	58	97	2	8	165
Switzerland	18	29	11	11	69
United Kingdom	0	13	5	0	18
Australia	0	2	0	0	2
India	117	208	13	39	377
Germany	4	6	2	3	15
					921

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

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of March 24, 2008, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was as follows:

Owner:	No. of Ordinary Shares:
Gideon Argov	Beneficially owns less than one percent.
Reuven Ben Menachem	416,457 (2.6%)
Robert Cobuzzi	Beneficially owns less than one percent.
Stanley Stern	Beneficially owns less than one percent.
Gil Weiser	Beneficially owns less than one percent.
Gerald Dogon	Beneficially owns less than one percent.
Yaffa Krindel	Beneficially owns less than one percent.
Joseph J. Aulenti	Beneficially owns less than one percent.
Yoram Bibring	Beneficially owns less than one percent.
Joseph P. Mazzetti	Beneficially owns less than one percent.
Michael Sgroe	337,353 (2.1%)
Total	1,582,106 (9.8%)

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date and all restricted shares that will be released from any vesting schedule within 60 days of such date. No director is affiliated with a major shareholder.

As of March 24, 2008, options to purchase up to 911,729 Ordinary Shares were outstanding and 411,165 Restricted Shares have been granted to our directors and executive employees under our option and Restricted Share plans. The weighted average exercise price of the options was $7.87 per share. From these options and Restricted Shares, options to purchase 915,103 Ordinary Shares and 109,369 Restricted Shares granted to our directors and executive employees are exercisable or will become exercisable within 60 days of March 24, 2008.

As of March 24, 2008, we had 90 shareholders of record.

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

Pursuant to the Company option plans, a total of 3,592,815 options and restricted shares were allocated for grant to employees and directors of Fundtech and its subsidiaries, and an equal number of Ordinary Shares have been reserved for issuance upon the exercise of such options. On December 20, 2007, the Shareholders approved the allocation of an additional 300,000 shares to the 2005 Plans. As of December 31, 2007, 2,024,967 of these options and shares were outstanding, 1,356,186 of these options had been exercised, and 317,590 options remain available to be granted.

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

2005 Share Option and Restricted Share Incentive Plans

On December 21, 2005, the shareholders of the Company approved the adoption of the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (collectively, the “2005 Plans”). The 2005 Plans as adopted did not increase the maximum number of the Company's Ordinary Shares that may be issued under the Company's option plans. Rather, the Company transferred the aggregate number of un-granted Ordinary Shares as of the date on which the 2005 Plans were adopted, then reserved for issuance under the Company’s 1999 Employee Stock Option Plan and the Director’s Option Plan (the “Previous Plans”) to the 2005 Plans. Any options that remain available for grants under the Previous Plans are now available for subsequent grants of awards under the 2005 Plans. In addition, if any outstanding award under the Previous Plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Plans. On December 20, 2007, the Shareholders approved the allocation of an additional 300,000 shares to the 2005 Plans. The cumulative number of such shares that may be so issued under the 2005 Plans, inclusive of any award or grant under the Previous Plans, may not exceed 3,892,815 shares. Grants under the 2005 Plans vest over periods of between one and four years. As of March 24, 2008, 702,268 restricted shares had been granted under the 2005 Plans.

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

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders.

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of March 24, 2008, for each person or group that we know owns 5% or more of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days. Applicable percentage ownership in the table set forth below is based on 16,069,981 Ordinary Shares outstanding as of March 24, 2008.

Update for Tender.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE BENEFICIALLY OWNED

Clal Industries and Investments Ltd.(1)	6,791,176	42.3%
Cannell Capital LLC(2)	2,056,597	12.8%
All directors and executive officers as a group (11 persons)	1,154,347	7.2%

1.
Clal Industries and Investments Ltd., or “Clal”, is an Israeli corporation and is controlled by IDB Development Corporation Ltd., or “IDBD”, which, in turn, is controlled by IDB Holding Corporation, or “IDBH”, all of which companies are considered part of the IDB group.

Based upon publicly available information, as at March 24, 2008, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden”, a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd., or “Manor”, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat”, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD and a director and co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, holds 11.35% of the equity of and voting power in IDBH; (b) Ganden holds a further 6.71% of the equity of and voting power in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.03% of the equity of and voting power in IDBH; (d) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity of and voting power in IDBH; and (e) Ms. Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

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

2.
As of March 24, 2008 beneficial ownership consisted of 2,056,597 Ordinary Shares held by investment advisory clients who have granted Cannell Capital LLC, for which J. Carlo Cannell is the Managing Member, with discretionary authority to buy, sell and vote shares. Shares are held by The Anegada Master Fund Limited (656,922 Ordinary Shares); The Cuttyhunk Fund Limited (500,000 Ordinary Shares); Tonga Partners, L.P. (1,023,695 Ordinary Shares); TE Cannell Portfolio, LLC (619,383 Ordinary Shares). The address of Cannell Capital LLC is 150 California Street, Fifth Floor, San Francisco, CA 94111. Cannell Capital LLC formerly held 18.2% of our Ordinary Shares. Based on information set forth on a Schedule 13G/A filed February 15, 2008 by Cannell Capital LLC.

16,246,859 of our Ordinary Shares (of which 14,400,425 are in CEDE account) constituting 90% of our Ordinary Shares are held by record holders located in the United States. 37 record holders are located in the United States. We have determined that in excess of 63% of our Ordinary Shares are beneficially owned by non-United States persons.

During the period between December 14, 2004 and December 4, 2007, Clal purchased 34,890 Ordinary Shares. However, its percentage ownership decreased from 36.3% to 33.5%. 1,316,641 additional shares were purchased by Clal during 2007 and their percentage ownership increased to 42.3%. Cannell Capital LLC first reported purchasing Ordinary Shares in 2002. Cannell’s ownership was reported at 2,527,826 (17.4%) on December 31, 2003, decreased to 2,280,800 (15.1%) as of June 14 2006, increased to 2,800,000 (17.5%) as of February 15, 2007 and decreased to 2,056,597 (12.8%) as of February 15, 2008.

On March 5, 2008, Clal filed a tender offer seeking to purchase up to 2,338,686 shares of the Company at a per share price of $12.50. On April 8, 2008, Clal announced that it had received tenders of 2,104,720 shares. Upon consummation of the share purchases, Clal’s share holdings will increase to 8,797,398 (56.4%) or 57.9%, when taken together with 98,498 ordinary shares held by its affiliate IDB Development Corporation, Ltd.

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

Indemnification

On our annual meeting held on December 2007, our shareholders approved amendments to our Articles of Association dealing with indemnification, exemption and insurance of directors and officers of the Company, intended to conform the provisions of the Articles of Association to Amendment No. 3 adopted to the Companies Law. In such meeting our shareholders also approved entering into undertakings to indemnify in advance our directors and office holders for the breach of his or her duty of care to the fullest extent permitted by the Companies Law, and entering into indemnification agreements with our directors.

Under our Articles of Association and Section 260 of the Companies Law, a company is entitled to undertake in advance to indemnify an office holder for the breach of his or her duty of care, provided that the articles of association of the company permit such indemnification in advance and further provided that such indemnification shall be limited to the type of events that, in the discretion of the Board of Directors of the company, may be anticipated at such time of undertaking and that such undertaking shall be limited to an amount or standard which the Board of Directors deems reasonable in light of the applicable circumstances. These are specifically limited in their scope by Section 263 of the Companies Law, which provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any liability incurred as a result of the following: (a) a breach by the office holder of his fiduciary duty unless he acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; (b) a breach by the office holder of his duty of care if such breach was done intentionally or recklessly; (c) any act or omission done with the intent to derive an unlawful personal benefit; or (d) any fine levied against such office holder. In addition, under Section 259 of the Companies Law a company may exempt an office holder from his duty of care to the company, in whole or in part and subject to the limitations of Section 263 of the Companies Law described above, provided that such actions are authorized by the company’s articles of association.

Fees and Reimbursement of Expenses for Members of the Board of Directors.

Our members of the Board of Directors are entitled to compensation and reimbursement of expenses for their services to the Company. See Item 6B above.

Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION.

Consolidated Financial Statements and Other Financial Information.

The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2005, 2006 and 2007, together with the report of the independent auditors thereon, are presented under Item 18 of this report:

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

Significant Changes.

None

ITEM 9 THE OFFER AND LISTING.

Market Price Information

Our Ordinary Shares are quoted on The NASDAQ Global Market under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

	HIGH	LOW
2003	8.58	3.30
2004	9.90	6.26
2005	11.23	8.09
2006	12.94	8.72
2007	17.78	11.33

2005
Fourth Quarter	11.23	9.61

2006
First Quarter	12.11	10.11
Second Quarter	12.94	9.14
Third Quarter	10.31	8.72
Fourth Quarter	12.60	10.03

2007
First Quarter	14.13	11.33
Second Quarter	16.00	14.16
Third Quarter	17.59	14.25
Fourth Quarter	17.78	13.05

Most recent six months

October 2007	17.83	15.88
November 2007	17.78	15.04
December 2007	15.50	12.67
January 2008	13.37	9.68
February 2008	12.71	10.57
March 2008	12.49	11.50

On March 24, 2008 , the last closing sale price of the Ordinary Shares, as reported by the NASDAQ Global Market, was $12.15 per share. As of March 24, 2008, we had 90 shareholders of record. We believe that the number of beneficial owners of the Ordinary Shares is approximately 1859.

Since August 19, 2003, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.

	HIGH		LOW
2003	NIS	38.90	NIS	28.69
2004		46.38		28.39
2005		50.77		36.1

2005
Fourth Quarter		50.37		45.36

2006
First Quarter	NIS	58.36	NIS	46.87
Second Quarter		58.88		44.62
Third Quarter		47.89		39.21
Fourth Quarter		52.33		42.60

2007
First Quarter	NIS	59.09	NIS	45.41
Second Quarter		63.21		59.29
Third Quarter		70.00		60.35
Fourth Quarter		71.65		37.48

Most recent six months
October 2007	NIS	71.68	NIS	65.06
November 2007		69.71		61.37
December 2007		59.63		47.35
January 2008		51.52		37.48
February 2008		46.00		38.50
March 2008		44.20		38.70

As of March 24, 2008, the exchange rate of the NIS to the U.S. Dollar was $1=NIS 3.523.

ITEM 10. ADDITIONAL INFORMATION

Share Capital.

Not Applicable.

Memorandum and Articles of Association

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

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the public company that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders of the public company must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.

Mergers and Acquisitions

A merger of a company requires the approval of the holders of a majority of the voting power represented at the annual or special general meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

Material Contracts

We have no material contracts that have been entered into outside the ordinary course of business in the past two years.

Exchange Controls

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

Taxation

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of the purchase, ownership and disposition of our Ordinary Shares to a U.S. Holder that owns our Ordinary Shares as a capital asset (generally for investment). A U.S. Holder is a holder of our Ordinary Shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States any political subdivision thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust, (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion considers only U.S. Holders that will own their Ordinary Shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase Ordinary Shares. Certain aspects of U.S. federal income taxation relevant to a holder of Ordinary Shares that is not a U.S. Holder (a “non-U.S. Holder”). are also discussed below. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of the partnership as a partner in such partnership will generally depend on the activities of the partnership. Such a partner or partnership should consult its advisor as to its tax consequences. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to shareholders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;
•	are regulated investment companies or real estate investment trusts;
•	have elected mark-to-market accounting;
•	are tax-exempt organizations or retirement plans;
•	are financial institutions or “financial services entities; ”
•	hold Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments;
•	acquired their Ordinary Shares upon the exercise of employee stock options or otherwise as compensation;
•	are grantor trusts;
•	are certain former citizen or long-term residents of the United States; or
•	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of U.S. federal gift or estate taxes.

Each holder of Ordinary Shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, owning or disposing of our Ordinary Shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

Taxation of Distributions Paid On Ordinary Shares. A U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on Ordinary Shares, including any non-U.S. taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) generally will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

The maximum U.S. federal income tax rate on certain “qualified dividends” paid to non-corporate U.S. Holders for taxable years beginning on or before December 31, 2010 is currently 15% and subject to U.S. ordinary tax rates thereafter. This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the taxable year the dividends are paid or in the prior taxable year, or if certain holding period or other requirements are not met. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to Ordinary Shares.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the U.S. Holder’s regular U.S. tax liability for the year attributable to foreign source taxable income.

A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income taxes withheld from a dividend received on the Ordinary Shares if (1) such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or (2) to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S.-source and foreign-source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. Non-U.S. taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion.

Taxation of the Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Individual U.S. Holders currently are subject to a maximum rate of 15% on long-term capital gains for taxable years beginning on or before December 31, 2010 and generally subject to a maximum capital gain rate of 20% thereafter. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Under the income tax treaty between the United States and Israel (the “Tax Treaty”), gain derived from the sale, exchange or other disposition of Ordinary Shares by a holder who qualifies as a resident of the United States and is entitled to claim the benefits under the Tax Treaty, and who sells the Ordinary Shares within Israel, may be treated as foreign-source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Anti-Deferral Regimes. Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. Holders (or to the direct or indirect beneficial owners of some non-U.S. Holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes, as well as their interaction with each other, are complex, and U.S. Holders should consult their tax advisers with respect to any impact these regimes may have on the tax consequences of their purchase, ownership or disposition of our Ordinary Shares.

Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of our stock, we (would be treated as a “controlled) foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex rules including the required inclusion in income by such 10% U.S. Holders of their pro rata share of our “Subpart F income” (as defined by the Code) and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five-year period ending with the sale or exchange of our Ordinary Shares by such 10% U.S. Holders, gain from such sale or exchange of our Ordinary Shares generally is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. We do not believe that we are a CFC, but if we were to become a CFC, we would not be a passive foreign investment company, as discussed below, with regard to any such 10% U.S. Holder. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Passive Foreign Investment Company Status. We would be classified as a passive foreign investment company, or PFIC, if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. As discussed below, we believe that we were not a PFIC for 2007.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of Ordinary Shares (including gain deemed recognized if the Ordinary Shares are pledged as security for a loan) and upon receipt of certain “excess distributions” with respect to Ordinary Shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the Ordinary Shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our Ordinary Shares from decedents (other than certain nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). In any taxable year in which we are a PFIC special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our Ordinary Shares and the shareholder’s adjusted basis in the Ordinary Shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

Based on our income, assets, market capitalization and discussions with our advisors, we believe that we were not a PFIC for our taxable year ended December 31, 2007. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, and our market capitalization which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2008 or in subsequent taxable years. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2006, or any earlier taxable year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. Holder of Ordinary Shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, Ordinary Shares, unless, in the case of U.S. federal income taxes:

•
such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•
in the case of a disposition of our Ordinary Shares, the non-U.S. Holder is an individual who holds the Ordinary Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on, and proceeds from the disposition of, Ordinary Shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to such dividends paid on or proceeds from the disposition of, our Ordinary Shares unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

A U.S. Holder of Ordinary Shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or the proceeds from the disposition of, Ordinary Shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

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

Law for the Encouragement of Capital Investments, 1959

Tax benefits prior the 2005 amendment

The Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

Tax benefits under the 2005 Amendment

An amendment to the Law, which has been officially published effective as of April 1, 2005 (the “Amendment”) has changed certain provisions of the Law. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment also, applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investment Law would not be allowed to commence production for a period of 3 years from the date of approval.

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

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (ii) the U.S. Resident is present in Israel for a total of 183 days or more during the tax year, or (iii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Israel presently has no estate or gift tax.

Dividends and Paying Agents.

Not Applicable.

Statement by Experts.

Not Applicable.

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

Subsidiary Information.

Not Applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not utilize financial instruments for trading purposes and hold no derivative financial instruments that could expose us to significant market risk.

We are exposed to financial market risk associated with changes in foreign currency exchange rates. A significant portion of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated in NIS and Rupees and a portion of our revenue is in British Pounds and Euros. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.
PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us and our subsidiaries required to be disclosed in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2007. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Management’s annual report on internal control over financial reporting. The Company’s management, under the supervision of its chief executive officer and its chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company and its subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as effective as of December 31, 2007.

(c) Attestation Report of the Registered Public Accounting Firm. The attestation report of our registered public accounting firm is included in page F-1 of our audited consolidated financial statements set forth in “Item 18. Financial Statements,” and is incorporated herein by reference.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert, Robert Cobuzzi, serving on our Audit Committee. Mr. Cobuzzi is also an independent director.

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

12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel
Tel#. 011-972-3-611-6500

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on December 20, 2007, our shareholders re-appointed Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu to serve as our independent auditors for the 2007 fiscal year.

Deloitte Touche Tohmatsu billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2007	2006
Audit fees	$296,000	$262,200
Audit related fees	54,900	42,100
Tax fees [a]	16,952	7,000
All other fees	3,023	600

Total	$370,836	$311,900

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

ALL OTHER FEES

In fiscal 2007, Other Fees paid were immaterial.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee is responsible for the oversight of our independent auditor’s work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services, as described above. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and approving a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, our independent auditors and our management team report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. In fiscal 2007, the Company’s Audit Committee approved all of the services provided by our independent auditor.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (Or Units) Purchased		(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
May 2007	-		-	-	-
June 2007	-		-	-	-
July 2007	-		-	-	-
August 2007	132,409	(1)	15.360	-	-
September 2007	125,476	(1)	16.252	-	-
October 2007	-		-	-	-
November 2007	1,084,032	(1)	16.134	-	-
December 2007	-		-	-	-

(1) Represents ordinary shares purchases by Clal.

PART III

ITEM 17 FINANCIAL STATEMENTS.

Not Applicable.

ITEM 18 FINANCIAL STATEMENTS.

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19 EXHIBITS.

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1	Amended Memorandum of Association of Registrant(1)
1.2	Amended and Restated Articles of Association of Registrant(1)
1.3	Amendment to Amended and Restated Articles of Association of Registrant(2)
2.1	Form of Ordinary Share Certificate(1)
2.2	Form of Registration Rights(1)
4.1	Fundtech Ltd. December 1997 Israeli Share Option Plan (English summary)(1)
4.2	Fundtech Ltd. 1999 Employee Option Plan(4)
4.3	Fundtech Ltd. Directors Option Plan(5)
4.4	Employment Agreement between Reuven Ben Menachem and Fundtech Corporation, dated November 25, 1997(3)
4.5	Lease Agreement for Cashtech’s facility in Bombay, India(9)
4.6	Lease Agreement relating to Fundtech’s Facility in Ramat-Gan, Israel (English summary)(3)
4.7	Lease Agreement relating to Fundtech’s Facility in Norcross, Georgia(3)
4.8	Lease Agreement relating to Fundtech’s Facility in Jersey City, New Jersey(6)
4.9	Lease Agreement relating to Fundtech’s Facility in Burlington, Massachusetts(7)
4.10	Fundtech Ltd. 2005 International Share Option and Restricted Share Incentive Plan(8)
4.11	Fundtech Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan(9)
8	Subsidiaries of Registrant*
11	Code of Ethics(7)
12.1	Certification of the Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Brightman Almagor & Co.*
______________
(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1, as amended, dated March 13, 1998, and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Registrant’s Report on Form 6-K, dated November 14, 2007, and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Registrant’s Report on Form 20-F, dated March 30, 1999, and incorporated herein by reference.

(4)	Previously filed as an annex to the Registrant’s Proxy Statement, dated August 23, 1999.

(5)	Previously filed as Exhibit to the Registrant’s Registration Statement on Form S-8, as amended (Commission Registration No. 333-9380), and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Registrant’s Report on Form 20-F, dated June 11, 2003, and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Registrant’s Report on Form 20-F, dated June 29, 2004, and incorporated herein by reference.

(8)	Previously filed as an annex to the Registrant’s Proxy Statement, filed on November 30, 2005.

(9)	Previously filed as an exhibit to the Registrant’s Report on Form 20-F, dated May 27, 2005, and incorporated herein by reference.

*	Filed herewith.

FUNDTECH LTD

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-1 - F-2

Consolidated Financial Statements:

Balance Sheets
as of December 31, 2007 and 2006	F-3

Statements of Operations
for the years ended December 31, 2007, 2006 and 2005	F-4

Statements of Shareholders' Equity
for the years ended December 31, 2007, 2006 and 2005	F-5 - F-6

Statements of Cash Flows
for the years ended December 31, 2007, 2006 and 2005	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated  March 24, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Brightman Almagor & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the internal control over financial reporting of Fundtech Ltd. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 24, 2008 expressed an unqualified opinion thereon.

Brightman Almagor & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 24, 2008

FUNDTECH LTD.

CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,
	2007	2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$31,612	$28,616
Short term investments	1,765	-
Marketable securities – Short Term (Note 4)	8,624	18,551
Trade receivables (net of allowance for doubtful accounts of $ 859 and $ 1,078 at December 31, 2007 and 2006, respectively) (Note 5)	22,387	25,058
Other accounts receivable and prepaid expenses	3,600	2,608
Total current assets	67,988	74,833

Marketable Securities – Long Term (Note 4)	12,847	-
Severance pay fund	1,197	1,221
Long-term deposits	778	639
Prepaid expenses	2,434	1,821
Property and equipment, net (Note 6)	14,070	11,944
Goodwill	26,802	18,979
Intangible assets, net (Note 7a)	2,156	2,232
Capitalized software development, net (Note 7b)	-	394

Total assets	$128,272	$112,063

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$1,079	$2,444
Deferred revenues	6,143	7,567
Accrued restructuring expenses	62	185
Employees and payroll accruals	6,298	4,483
Other accounts payable and accrued expenses (Note 8)	8,591	5,360
Total current liabilities	22,173	20,039

Accrued severance pay	1,518	1,399
Accrued restructuring expenses	-	62
Deferred Taxes	878	-
Other long term liabilities	1,571	777
Total liabilities	26,140	22,277

SHAREHOLDERS' EQUITY (Note 10)
Share capital	47	46
Additional paid-in capital	151,547	146,611
Accumulated other comprehensive income (loss)	506	(196)
Accumulated deficit	(46,710)	(53,417)
	105,390	93,044

Treasury shares at cost, 320,883 shares as of December 31, 2007 and 2006	(3,258)	(3,258)
Total shareholders' equity	102,132	89,786

Total liabilities and shareholders’ equity	$128,272	$112,063

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year ended December 31,
	2007	2006	2005

Revenues (Note 2j)

Software license	$19,741	$13,576	$16,523
Software hosting	15,384	13,403	10,501
Maintenance	27,570	22,513	20,248
Services	41,939	36,017	27,100
Hardware sales	-	-	94

Total revenues	104,634	85,509	74,466

Operating Expenses

Software license costs	590	604	522
Amortization of capitalized software development costs	394	1,576	1,575
Amortization of other acquired intangible assets	1,387	1,275	1,154
Maintenance, hosting and services costs	45,578	34,726	29,947
Hardware costs	-	-	80
Research and development	19,348	16,710	13,480
Selling and marketing	17,667	15,754	13,734
General and administrative	13,553	12,133	9,557

Total operating expenses	98,517	82,778	70,049

Operating income	6,117	2,731	4,417
Financial income, net (Note 14)	2,197	1,984	1,085
Income before taxes on income	8,314	4,715	5,502

Taxes on income (Note 12f)	(1,207)	(964)	(1,166)

Net income	$7,107	$3,751	$4,336

Basic earnings per share (Note 11)	$0.46	$0.25	$0.29

Diluted earnings per share (Note 11)	$0.43	$0.24	$0.27

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF

SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In thousands)

(except share data)

			Additional		Accumulated other		Total	Total
	Ordinary shares		paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	shares	income (loss)	deficit	income	equity
Balance as of January 1, 2005	14,655,942	43	141,274	(88)	80	(61,504)	-	79,805
Exercise of stock options	316,522	1	1,362	-	-	-	-	1,363
Foreign currency translation adjustments	-	-	-	-	(494)	-	(494)	(494)
Net income	-	-	-	-	-	4,336	4,336	4,336

Total comprehensive income							$3,842
Balance as of December 31, 2005	14,972,464	$44	$142,636	$(88)	$(414)	$(57,168)		$85,010

The accompanying notes are an integral part of the consolidated financial statements

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF

SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

(except share data)

					Accumulated
			Additional		other		Total	Total
	Ordinary shares		paid-in	Treasury	comprehensive	Accumulated	comprehensive	shareholder'
	Shares	Amount	capital	shares	income (loss)	deficit	Income	equity

Balance as of January 1, 2006	14,972,464	$44	$142,636	$(88)	$(414)	$(57,168)	-	$85,010

Exercise of stock options	289,745	1	1,488	-	-	-	-	1,489
Vested restricted stock -net of forfeited & cancelled	48,147	1	-	-	-	-	-	1
Stock based compensation	-	-	2,487	-	-	-	-	2,487
Foreign currency translation adjustments	-	-	-	-	218	-	$218	218
Purchase of Treasury shares	(299,383)	-	-	(3,170)	-	-	-	(3,170)
Net income	-	-	-	-	-	3,751	3,751	3,751

Total comprehensive income							$3,969
Balance as of December 31, 2006	15,010,973	$46	$146,611	$(3,258)	$(196)	$(53,417)		$89,786

Exercise of stock options	405,010	1	2,340	-	-	-	-	2,341
Vested restricted stock – net of forfeited & cancelled	145,925	-	-	-	-	-	-
Stock based compensation	-	-	2,596	-	-	-	-	2,596
Adjustment for the cumulative effect of prior years adoption of Interpretation 48	-	-	-	-	-	(400)	-	(400)
Foreign currency translation adjustments	-	-	-	-	702	-	$702	702
Net income	-	-	-	-	-	7,107	7,107	7,107

Total comprehensive income							$7,809
Balance as of December 31, 2007	15,561,908	$47	$151,547	$(3,258)	$506	$(46,710)		$102,132

The accompanying notes are an integral part of the consolidated financial statements

FUNDTECH LTD.
  CONSOLIDATED STATEMENTS OF CASH FLOWS
  (In thousands)

	Year ended December 31,
	2007	2006	2005

Cash flows provided by operating activities:

Net income	$7,107	$3,751	$4,336
Adjustments to reconcile net income to net cash provided by operating activities (Appendix A):	10,214	1,578	5,972

Net cash provided by operating activities	17,321	5,329	10,308

Cash flows used for investing activities:

Investments in marketable securities – short-term	(25,841)	(34,294)	(16,440)
Proceeds from sale of marketable securities – short term	37,090	34,352	20,490
Investment in marketable securities – long term	(12,696)	-	-
Acquisition of subsidiaries, net of cash acquired (Appendix B)	(7,465)	(1,350)	(1,973)
Decrease in long-term lease deposits and prepaid	(111)	314	(20)
Increase in maturity of short term investments	(1,765)	-	-
Purchase of property and equipment	(6,745)	(5,177)	(5,390)
Proceeds from sale of property and equipment	14	3	27

Net cash used for investing activities	(17,519)	(6,152)	(3,306)

Cash flows provided by financing activities:

Proceeds from exercise of stock options, net	2,341	1,490	1,363
Purchase of Treasury shares, at cost	-	(3,170)	-
Repayment of long-term debt	(61)	(82)	-

Net cash provided by (used for) financing activities	2,280	(1,762)	1,363

Effect of exchange rate on cash and cash equivalents:	914	394	(918)

Increase (decrease) in cash and cash equivalents	2,996	(2,191)	7,447
Cash and cash equivalents at the beginning of the year	28,616	30,807	23,360

Cash and cash equivalents at the end of the year	$31,612	$28,616	$30,807

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Interest	$20	$12	$16
Income taxes	$1,890	$807	$1,108

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2007	2006	2005

Appendix A - Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	$6,581	$6,450	$5,836
Decrease (increase) in trade receivables , net	3,853	(7,658)	868
Increase in other accounts receivable and prepaid expenses	(835)	(387)	(1,193)
Increase (decrease) in trade payables	(1,441)	407	178
Increase in deferred revenues, employees and payroll accruals and other accounts payable and accrued expenses	2,350	2,906	508
Decrease in accrued restructuring expenses	(185)	(189)	(290)
Accrued severance pay, net	143	68	35
Accrued interest on marketable securities	(170)	(33)	34
Deferred taxes, net	(120)	-	-
Other	38	14	(4)

	$10,214	$1,578	$5,972

Appendix B - Acquisition of subsidiaries, net of cash Acquired: (see Note 3)

Working capital deficiency, excluding cash and cash equivalents	$620	$-	$(351)
Long term deposits	-	-	6
Property and equipment	74	-	38
Other assets	1,313	-	878
Goodwill	5,458	1,350	1,402

	$7,465	$1,350	$1,973

The accompanying notes are an integral part of the consolidated financial statements

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

Marketable securities that are designated as held-to-maturity are stated at amortized cost. Interest income including the amortization of premium and discount are included in the consolidated statement of operations.

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

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense (benefit) is generally comprised of the taxable (receivable) for the period and the change in deferred income tax assets and liabilities during the period. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

On January 1, 2007, the company adopted the provisions of FASB interpretation No 48 (Fin 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB 109. As a result of this adoption, the Company recognized a charge of $400 to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense

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

As the Company provides hosting services to its customers without any contractual right to take possession of the software license, the Company recognizes revenue from hosting over the hosting contract period following the consensus reached in EITF Issue 00-03 “Application of AICPA Statement of Position 97-2 to Arrangement That Includes the Right to Use Software Stored on Another Entity’s Hardware”. Revenues from set up fees are also recognized over the related hosting contract in accordance with SAB Topic 13.

Revenue from software license agreements are recognized when all criteria outlined in Statement of Position 97-2 "Software Revenue Recognition" (as amended) (“SOP 97-2”) are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement. The Company's VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately.

The Company generally does not grant right-of-return to its customers. The Company generally provides a warranty period for three months. The provision for warranty as of December 31, 2007 is immaterial.

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

Severance expenses for the years ended December 31, 2007, 2006 and 2005, amounted to approximately $695, $418 and $283, respectively.

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

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128").

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Basic and diluted earnings per share (Cont.)

In 2007, 2006 and 2005, certain outstanding stock options have been excluded from the calculation of the diluted earnings per ordinary share because of the anti-dilutive effect. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share were 0, 7,000 and 54,000 for the years ended December 31, 2007, 2006 and 2005, respectively (see Note 11).

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

The following table summarizes the effects of share-based compensation resulting from the application of SFAS No. 123(R):

	2007	2006	2005

Cost of revenue	$308	$219	$-
Research and development	358	151	-
Selling and marketing	514	506	-
General and administrative	1,416	1,611	-
Share-based compensation effects in income before taxes	$2,596	$2,487	$-
Share-based compensation effects on basic earnings per common share	$0.17	$0.17	$-
Share-based compensation effects on diluted earnings per common share	$0.16	$0.16	$-

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation ( Cont.)

Stock-based compensation recognized in 2006 as a result of the adoption of SFAS No. 123(R), as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123(R), use the Black-Scholes option pricing model for estimating the fair value of options granted under the Company’s equity plans. The weighted average assumptions that were used in calculating such values during 2007, 2006, and 2005, were based on estimates at the date of grant as follows:

	2007(*)	2006(*)	2005

Risk-free interest rate	-	-	3.86%
Expected life of options	-	-	5 year
Expected volatility	-	-	55.9%
Expected dividend yield	-	-	None

(*) No options were granted during 2006 and 2007.

Pro forma information required under SFAS No. 123(R) for periods prior to fiscal year 2006, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted is as follows:

2005
Pro forma net income:
Net income for the year, as reported	$4,336
Add – stock-based compensation determined under APB-25	-
Deduct - stock-based compensation determined under SFAS 123	(1,833)
Pro forma net income	$2,503

Pro forma basic earnings per share	$0.17

Basic earnings per share as reported	$0.29

Pro forma diluted earnings per share	$0.16

Diluted earnings per share as reported	$0.27

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Fair value of financial instruments

The following assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

- The fair value of marketable securities is based on quoted market prices (see Note 4).

p.	Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations, and FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. FAS No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. FAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as a component of shareholders’ equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is for fiscal years beginning after December 15, 2008. The adoption of FAS No. 141 (revised 2007) is prospective. The effects on our financial position and consolidated results of operations could be significant, but there will be no impact on our cash flows. The adoption of FAS No. 160 is prospective. The impact to presentation and disclosure are applied retrospectively. We are currently in the process of evaluating the impact, if any, that the adoption of FAS No. 141 (revised 2007) and FAS No. 160 will have on our financial position, consolidated results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal year 2008. The Company does not expect that the adoption of SFAS No. 157 will have a significant impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company does not expect that the adoption of SFAS No. 159 will have a significant impact on its financial statements.

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Recent Accounting Pronouncements ( Cont.)

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. The adoption of EITF 07-3 is not expected to have a significant impact on the Company's consolidated financial statements.

NOTE 3 - ACQUISITIONS

a.
In February 2007, the Company acquired all outstanding shares of Prang GmbH. (“Prang”), a provider of payments software solutions, located in Frankfurt, Germany, for an aggregate purchase price of approximately €4,879 ($6,339). This includes €4,505 ($5,839) paid in cash directly to the shareholders and €374 ($500) of acquisition costs.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to €4,000 in cash over four years following the acquisition, contingent upon the financial performance of Prang. In March 2008 Fundtech paid €2,307 ($3,369) based on Prang’s 2007 financial performances, which were already accounted for in 2007.

Fundtech is currently in the process of finalizing an amendment to the terms of the additional payments to change them as follows - €597 will be paid in January 2009 and in January 2010. No further earn-out obligations will exist after these two payments.

This acquisition was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of Prang have been included in the Company's financial statements beginning on the acquisition date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to other know-how and goodwill. The purchase price attributed to know-how is being amortized over its estimated useful life, which is 4 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The allocation of fair value is as follows:

Working capital	$698
Property and equipment	74
Other Assets	1,313
Goodwill	7,623
$9,708

b.
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

Radius provides software solutions and services that facilitate the matching and settlement of institutional trades. Radius’ business automation solutions provide financial institutions with the ability to improve operational efficiency, strengthen client relationships, securely increase transaction volumes and bring new products and services to market - quickly and profitably. By acquiring Radius, Fundtech adds domain knowledge and management depth in the securities processing arena

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to $3,500 in cash over six years following the acquisition, contingent upon the financial performance of Radius. Fundtech paid an additional amount of $220 and $200 in 2006 and 2007 respectively based on achieved financial performance milestones of which $100 and $200 were already accounted for in 2005 and 2006 respectively. Further payments of $200 were made in March, 2008 based on Radius 2007 financial performance, which were already accounted for in 2007.

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 3 - ACQUISITIONS (cont.)

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

The allocation of fair value is as follows:

Working capital	$576
Long term deposits	6
Property and equipment	38
Know-how	878
Goodwill	1,666
$3,164

c.
In November 2004, the Company acquired all outstanding shares of India-based Cashtech Solutions India Private Limited (“Cashtech”), a leading provider of cash management software and services throughout Asia, for an aggregate purchase price of $3,759 (including acquisition costs of $187). Cashtech’s products are targeted to large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. Cashtech has sales offices in Singapore and Tokyo.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to $3.7 million in cash over three years following the acquisition, contingent upon the financial performance of Cashtech. Fundtech paid additional amounts of $991, $1,130 and $1,004 in 2005, 2006 and 2007 respectively, based on achieved financial performance milestones.

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

The allocation of fair value is as follows:

Working capital deficiency	$(459)
Long term deposits	95
Property and equipment	153
Know-how	873
Goodwill	5,584
$6,246

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 4 - MARKETABLE SECURITIES

a.	Short-term investments

	December 31,
	2007	2006
Held to maturity -
Corporate bonds	$3,027	$2,138
Corporate notes	1,110	409
Euro-dollar bonds	718	511
Corporate Certificates of Deposit	2,467	1,024
Federal Agency Issues	-	511

	$7,322	$4,593
Available for sale –
Taxable auction securities	1,302	13,958

Total short-term investment	$8,624	$18,551

Fair value of held to maturity securities–short-term	$7,191	$4,556

b.	Long – term investments

Held to maturity -
Corporate bonds	$3,941	-
Corporate notes	4,216	-
Euro-dollar bonds	607	-

	8,764	-
Available for Sale –
Taxable auction securities	4,083	-

Total Long-term investment	$12,847	-

Fair Value of held to maturity securities–long-term	$8,605	-

The investments held by the company include Auction Rate Securities (ARS). The ARS held are securities issued by municipalities and closed end preferred funds which had ratings of AAA and Aaa at the time of purchase.

Subsequent to February 15, 2008 an unprecedented number of auctions for ARS failed and it has become increasingly difficult for the industry to value certain ARS. These failed auctions do not represent a default by the issuer. Upon an auction failure, coupons were reset at the maximum reset rate. These failures to sell are primarily a liquidity event not a credit event. Issuers continue to pay interest and dividends to all ARS holders

The Company successfully liquidated $1,302 ARS in February 2008 and additional $2,083 in the beginning of March 2008, leaving a balance of $2,000 as of March 31, 2008.

The Company believes that the underlying credit quality of its ARS investment have not been impacted by the reduced liquidity. The Company is continuing to evaluate the credit quality, liquidity, classification, and valuation of its ARS investments; however, the Company is not yet able to quantify the amount of impairment, if any, or change in classification in these investments at this time. The Company does not believe that the lack of liquidity relating to its ARS investments will impact adversely its ability to fund working capital needs, capital expenditures and other operating requirements.

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 5 - TRADE RECEIVABLES

	December 31,
	2007	2006

Accounts receivable, net of allowance for doubtful accounts	$17,614	$21,550
Unbilled receivables	4,773	3,508
	$22,387	$25,058

Management's assessment for uncertainties of outstanding debt collectability resulted in doubtful accounts income of $134 for 2007 and expenses of $430 and $552 in the statement of operations for 2006 and 2005, respectively.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2006
Cost:
Office furniture and equipment	$2,828	$2,644
Computers and software	33,180	27,877
Motor vehicles	585	292
Leasehold improvements	3,323	3,007
	39,916	33,820

Accumulated depreciation	25,846	21,876
Net book value	$14,070	$11,944

NOTE 7 -INTANGIBLE ASSETS AND CAPITALIZED SOFTWARE DEVELOPMENT COST, NET

a.	Intangible assets
	December 31,
	2007	2006
Cost
Developed technology and know-how	$7,303	$5,992
Customer base	3,461	3,461
Other intangible assets	58	58
	10,822	9,511
Accumulated Amortization
Developed technology and know-how	(5,419)	(4,416)
Customer base	(3,189)	(2,809)
Other intangible assets	(58)	(54)
	8,666	7,279

Net book value	$2,156	$2,232

b.	Capitalized software development

Cost	$7,876	$7,876
Accumulated amortization	(7,876)	(7,482)
Net book value	$-	$394

NOTE 8 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2006

Accrued expenses	$7,379	$4,475
Government authorities	1,159	877
Other	53	8
	$8,591	$5,360

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

a.	Lease commitments

The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2014. The minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2008	$3,190
2009	2,407
2010	1,414
2011	983
2012-2014	1,877
$9,871

Total facilities lease expenses for the years ended December 31, 2007, 2006 and 2005, were approximately $3,109, $2,487 and $2,319 respectively.

b.	Guarantees:

1.	The Company has obtained a bank guarantee of $120 in connection with the Company's facilities operating lease agreement in Israel.

2.	The Company has obtained a bank guarantee of $570 for BBP as required by Swiss Law.

3.	The Company has obtained a bank guarantee of $42 for Prang in Company’s facilities operating lease agreement in Germany.

NOTE 10 - SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

b.	The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

c.	Treasury shares:

On February 21, 2002, the Company’s Board of Directors authorized the Company to purchase up to one million ordinary shares of the Company from time to time on the open market. On June 4, 2006, this authorization was modified to provide for the use of up to $6.7 million to purchase ordinary shares of the Company from time to time at a purchase price not to exceed $12.00 per share. As of December 31, 2007, the Company had purchased a total of 320,883 shares.

d.	Stock -based compensation:

1.
On December 21, 2005, the shareholders of the Company approved two new equity plans, the 2005 Israeli Share Option and Restricted Share Plan and 2005 International Share Option and Restricted Share Plan (the “2005 Plans”).  No new shares were allocated to the 2005 Plans.  These plans replaced the Company's 1998 Director’s Stock Option Plan and the 1999 Employee Stock Option Plan (the “Old Plans”), and all shares available for grant under the Old Plans, inclusive of shares which are returned to the share pool due to terminations or expirations, were transferred to the 2005 Plans. On December 20, 2007, the shareholders approved the addition of 300,000 shares for the 2005 plan. A total of 3,892,815 shares is reserved for grants to employees and directors of the Company under the Old Plans and the 2005 Plans.

2.	Pursuant to the Plans, as of December 31, 2007, an aggregate of 311,590 shares of the Company are still available for future grants.

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (cont.)

3.
The Company began issuing restricted shares to certain employees and directors in the fourth quarter of 2005. Shares are issued on the date the restricted stock units vest, with employees being responsible for payment of any taxes due on the shares. The Company has the right to retain amounts sufficient to cover statutory withholding requirements related to grants. Grantees have ownership of shares, but shares may not be transferred and accrue no voting or other rights until they are issued upon vesting. As of December 31, 2007 the Company had issued 615,662 restricted shares of ordinary stock of which 194,072 are vested.

4.
Each option granted under the 2005 Plan to employees and directors expires not later than ten years from the date of the grant, except for grants to persons holding 10% or more of the Company’s stock, which expire in five years. Each option granted under the Old Plan to directors expires no later than five years from the date of grant. The options and restricted shares vest primarily over four years. Any options or restricted shares that are canceled or forfeited before expiration become available for future grants. Options or restricted shares granted to directors are vested over a one year period from their date of grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised.

e.	A summary of the Company's option activity under the Plans is as follows:

	Year ended December 31,
	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average	Number	Average
	Number	exercise	Number	exercise	Of	Exercise
	of options	Price	of options	price	options	Price

Outstanding at January 1	2,109,720	$6.59	2,410,490	$6.43	2,196,225	$5.65
Granted	-		-		569,500	8.75
Exercised	(405,010)	5.78	(289,745)	5.13	(316,522)	4.30
Forfeited/cancelled	(95,323)	7.50	(11,025)	9.74	(38,713)	13.96

Outstanding at December 31	1,609,387	$6.74	2,109,720	$6.59	2,410,490	$6.43

Exercisable options at December 31	1,407,364	$6.46	1,555,172	$5.93	1,403,054	5.28 $

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price, as follows:

	Options	Weighted		Options
	Outstanding	Average	Weighted	Exercisable	Weighted
Ranges of	as of	Remaining	Average	as of	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	2007	Life (years)	Price	2007	Price

$ 3.55-5.00	488,437	4.9	$3.96	488,437	$3.96
$ 5.79-8.53	844,798	6.0	7.27	749,044	7.28
$ 8.70-10.52	269,152	7.3	9.94	162,883	9.92
$ 13.25-13.25	7,000	1.8	13.25	7,000	13.25
	1,609,387	5.9	$6.74	1,407,364	$6.46

All options granted during 2005 and 2004 were at an exercise price that is equal to the fair value of the stock at the grant date.

f.	Dividends

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 11 - EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2007	2006	2005
Numerator:
Net income	$7,107	$3,751	$4,336

Numerator for basic earnings per share - income available to Ordinary shareholders	$7,107	$3,751	$4,336

Numerator for diluted net earnings per share - income available to Ordinary shareholders after assumed exercises	$7,107	$3,751	$4,336

	Number of shares
Denominator:
Denominator for basic net earnings per share - weighted - average shares	15,322,515	14,879,241	14,862,054

Effect of dilutive securities:
Employee stock options	1,270,768	971,552	932,389

Denominator for diluted net earnings per share	16,593,283	15,850,793	15,794,443

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 12 - INCOME TAXES

a.	Measurement of taxable income under the Israeli Income Tax Law (Inflationary Adjustments), 1985.

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

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007 (“Regular Tax Rate”). This rate is to be gradually reduced to 25% until 2010 (27% in 2008, 26% in 2009 and 25% in 2010 and thereafter).

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959:

The Company has been granted in November 1995 the status of an "Approved Enterprise", under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") and the Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional eight years. The Company completed its investment according to certain of its first program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and was subject to the reduced tax rates for eight years ending in 2007 (subject to an adjustment based upon the foreign investors' ownership of the Company). In 1998, the Company received approval for its first expansion program. In 2000, the Company received approval for its second expansion program. In 2005, under the Amendment to the Investment Law (see below for additional information), the company received approval for its third expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years. In 2007 the Company has submitted a request for an approval for its fourth expansion program. The period of benefits for these programs has not yet commenced since no income was derived. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The tax-exempt profits that will be earned by the Company's "Approved Enterprise" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2007, retained earnings included approximately $4,828 in tax exempt income earned by the Company's "Approved Enterprise". The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

If such tax-exempt income is distributed in a manner other upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 20%-25%) and an income tax liability of up to approximately $1,207 would be incurred as December 31, 2007.

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

As of December 31, 2007, none of Fundtech's income was generated under the provisions of the Amendment.

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

Income not eligible for “Approved Enterprise” benefits mentioned above is taxed at the Regular Tax Rate.

c.	Net operating losses carryforwards

As of December 31, 2007, the Company had approximately $25,124 of Israeli net operating loss (NOL) carryforwards and approximately $7,295 capital loss carryforwards. The Israeli loss carryforwards have no expiration date.

As of December 31, 2007, Fundtech Corporation had a U.S. federal net operating loss carry forward of $43,368 which can be carried forward and offset against taxable income. NOL’s incurring prior to 1998 have a 15 year carryover, whereas NOL’s incurring after 1997 are carried forward 20 years. Fundtech Corporation’s NOL begins to expire 2010 through 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company and its subsidiaries assets are as follows.

	December 31,
	2007	2006
Deferred tax assets:
U.S. net operating loss carry forward	$17,347	$17,609
Israel net operating loss carry forward	6,281	6,760
Other reserve and allowances	5,129	5,138
Total deferred tax assets	28,757	29,507
Valuation allowance	(27,491)	(27,472)
	$1,266	$2,035

Deferred tax liabilities:	(1,589)	(2,035)

	$(323)	$-

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 12 - INCOME TAXES (Cont.)

Deferred tax assets for carryforward losses are being calculated using the applicable tax rate at the time of expected realization of the carryforward losses.

Our deferred income tax assets and liabilities at December 31, 2007 are included in the accompanying consolidated balance sheets as follows:

	December 31,
	2007	2006

Short Term deferred tax, net	$555	-
Long Term deferred tax liability	(878)	-
Net deferred income tax assets/(liabilities)	$(323)	-

The Company has provided valuation allowances in respect of deferred tax assets resulting from net operating loss carry forwards in Israel and for part of its net operating loss carry forwards in the US. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.	Tax assessments

The Company received final tax assessments through the tax year ended December 31, 2001. Fundtech U.K. Ltd. received final tax assessment through the tax year ended December 31, 2005. BBP received final tax assessment through the tax year ended December 31, 2005 Cashtech received final tax assessment through the tax year ended March 31, 2000. Prang received final tax assessment through the tax year ended December 31, 2002.

f.	Composition of income tax expenses (cont.)

	Year ended December 31,
	2007	2006	2005
Income (loss) before taxes on income:

Domestic	$2,241	$(7,305)	$(2,309)
Foreign	6,073	12,020	7,811
	$8,314	$4,715	$5,502

Income tax provision (benefit) :

Current:
Domestic	$149	$106	$33
Foreign	1,178	858	1,133
	1,327	964	1,166
Deferred:
Domestic	-	-	-
Foreign	(120)	-	-
	(120)	-	-
	$1,207	$964	$1,166

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 12 - INCOME TAXES (Cont.)

g.	Theoretical taxes

The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:

	Year ended December 31,
	2007	2006	2005

Income before taxes on income	$8,314	$4,715	$5,502

Theoretical tax on the above amount	$2,946	$2,312	$1,871

Tax benefit arising from "Approved Enterprise"	(90)	1,534	554

Decrease in valuation allowance	(19)	(2,069)	(2,420)
Options & Stock based compensation - non deductable expenses	(1,294)	(772)	-
Adjustments arising from differences in the basis of measurement for tax purposes and for financial reporting purposes	(216)	(44)	905

Other, net	(120)	3	256

	$1,207	$964	$1,166

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, the Company recognized a $400 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

The following reconciliation summarizes the total gross unrecognized tax benefits

Year ended December 31, 2007

Balance at January 1, 2007	$400
Gross change tax positions of current period	-
Gross change for tax positions of prior year	-
Balance at December 31, 2007	$400

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 13 - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

a.	The Company evaluates its business activities in accordance with the provisions of SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information".

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

The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance.

The following table sets forth the Company’s revenue and operating income (loss) from all reportable segments:

	Year ended December 31,
	2007	2006	2005
Cash Management:
Revenues	$24,074	$20,492	$16,454
Operating income (loss)	$1,057	$178	$(503)

Payments:
Revenues	$65,460	$51,608	$44,900
Operating income	$14,640	$13,363	$11,753

BBP:
Revenues	$15,100	$13,409	$13,112
Operating income	$4,140	$634	$1,061

b.	Following is a reconciliation of the operating income of the reportable segments to the data included in the consolidated financial statements:

c.

	Year ended
	December 31,
	2007	2006	2005

Total operating income of the reportable segments:	$19,837	$14,175	$12,311

Amounts not allocated to segments:
Stock based compensation	2,596	2,487	-
General and administrative expenses	7,742	6,798	6,186
Marketing expenses	3,382	2,159	1,708
Consolidated operating income	$6,117	$2,731	$4,417

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 13 - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Geographic information:

The total revenues are attributed to geographic information, based on the customers' location.

	Year ended December 31,
	2007		2006		2005
		Long -		Long -		Long -
	Total	lived	Total	lived	Total	lived
	revenues	Assets	revenues	assets	revenues	assets

Israel	$1,331	$1,782	$2,006	$1,140	$149	$1,073
United States	46,028	18,376	44,399	19,904	39,948	20,330
Switzerland	12,711	8,341	11,471	8,230	11,666	8,417
India	2,302	6,645	1,105	6,650	1,020	5,544
United Kingdom	19,966	76	14,469	83	8,781	101
Germany	2,611	7,851	547	-	467	-
Australia	2,839	5	546	4	576	3
Others	16,846	-	10,966	-	11,859	-
	$104,634	$43,076	$85,509	$36,011	$74,466	$35,468

d.	Major customers data as a percentage of total revenue:

	Year ended December 31,
	2007	2006	2005

Customer A	10%	12%	10%
Customer B	11%	12%	14%

NOTE 14 - FINANCIAL INCOME, NET

	Year ended December 31,
	2007	2006	2005
Financial expenses:
Interest and other	$209	$37	$39
Foreign currency translation differences, net	222	188	190
	431	225	229
Financial income:
Interest and other	2,464	2,043	1,122
Foreign currency translation differences, net	164	166	192
	2,628	2,209	1,314

	$2,197	$1,984	$1,085

FUNDTECH LTD. NOTES TO FINANCIAL STATEMENTS (in thousands, except share and per share data)

NOTE 15 - SUBSEQUENT EVENTS

a	In January 2008, the Company acquired the ACH Software Product unit from TROY Group, Inc. for an aggregate purchase price of approximately $ 1,181 in cash.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to $400 in cash by the end of 2008, contingent upon fulfillment of certain conditions.

This acquisition will be accounted for in accordance with SFAS No.141 and SFAS No. 142.

b
In February 2008, the Company acquired all outstanding shares of Accountis Limited (“Accountis”), a leading supplier of electronic invoice presentment and payment (EIPP) systems for an aggregate purchase price of approximately GBP 3,890 in cash.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to GBP 2 million in cash over three years following the acquisition, contingent upon the financial performance of Accountis.

This acquisition will be accounted for in accordance with SFAS No.141 and SFAS No. 142.

SCHEDULE II

FUNDTECH LTD.
VALUATION AND QUALIFYING ACCOUNTS

	Year ended December 31,
	2007	2006	2005

Allowance for doubtful account at beginning of year	$1,078	$1,664	$1,287
Provision	(134)	430	552
Translation adjustments	(6)	4	(6)
Accounts receivable written off	(79)	(1,020)	(169)
Allowance for doubtful accounts at end of year	$859	$1,078	$1,664

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUNDTECH LTD.

	By:	/s/ Reuven Ben Menachem
Name: Reuven Ben Menachem
Title: Chief Executive Officer
Date: April 11, 2008