Form 20-F
period 2008-12-31
FUNDTECH LTD
filed 2009-06-12
CIK 1054836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Joseph Aulenti, General Counsel, Fundtech Corporation
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

None

(Title of Class)
________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,401,442 Ordinary Shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐       Accelerated filer ☒       Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP: ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board:                   ☐

Other:             ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).            Yes ☐   No ☒

CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION

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

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3 KEY INFORMATION

Selected Financial Data.

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2008 and at December 31, 2007 and 2006 are derived from our audited Consolidated Financial Statements set forth elsewhere in this report, which have been prepared in accordance with and utilizing accounting principles generally accepted in the United States (“US GAAP”). The selected financial data for each of the years in the two-year period ended December 31, 2005 and at December 31, 2005 and 2004 are derived from other audited consolidated financial statements not appearing in this report which have also been prepared in accordance with U.S. GAAP. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

	2008	2007	2006	2005	2004
FINANCIAL DATA:
Total revenues	$121,037	$104,634	$85,509	$74,466	$58,537
Operating income	2,984	6,117	2,731	4,417	2,215
Net income	1,240	7,107	3,751	4,336	2,467
Basic earnings per share	$0.08	$0.46	$0.25	$0.29	$0.17
Diluted earnings per share	$0.08	$0.43	$0.24	$0.27	$0.16
Cash, cash equivalents, short-term short term marketable investments and securities	$40,620	$42,001	$47,167	$49,599	$36,430
Long-term marketable securities	2,204	12,847	-	-	9,591
Working capital	48,108	45,815	54,794	49,909	37,917
Total assets	138,772	128,272	112,063	105,801	98,881
Shareholders’ equity	106,937	102,132	89,786	85,010	79,805

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

C.            Reasons for the Offer and Use of Proceeds.

Not applicable.

D.            Risk Factors.

You should carefully consider the risks described below and in the documents we have incorporated by reference into this annual report before making an investment decision. The risks described below and in the documents we have incorporated by reference into this annual report are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Risk Relating to Our Business

Our business is affected by adverse conditions in the financial services industry and the global economy in general.

Our customers are highly concentrated in the financial services industry, which has been directly affected by an industry-specific crisis, as well as by the general downturn in overall economic conditions.  Our business has been impacted by the current instability in that industry. The sub-prime financing problem has resulted in a global recession which has had an impact on the ability of our clients and potential clients to purchase our products and services. We cannot be sure that there will not be a further adverse impact on our business related to this recession. For example, a decrease in spending for software and related services within this industry which is related to the recession has resulted, and could further result, in a decrease in demand for our products. We should also note that financial institutions around the world continue to consolidate which somewhat decreases the overall potential market for our products and services. These factors, as well as other changes occurring in the financial services industry, could have a material adverse effect on our business, financial condition and results of operations.

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

We have entered into a contract with three large customers for the sale of one of our payments products. Sales to these customers represented 22.1%, 27.3%, and 26.4% of our revenues for 2008, 2007 and 2006, respectively. The cessation of projects of this size, which have an indefinite term, could have a material adverse effect on our business, financial condition and results of operations. At the present time, these major customers are some of the large global banks which have been most impacted by the global recession. We expect that a significant portion of our anticipated future revenues will be impacted by the financial problems of these larger customers. See Item 5, “Operating Results and Financial Review and Prospects - Major Customers”.

Our sales cycle is variable and sometimes long and involves the expenditure of significant resources on our part, but may never result in actual sales.

Our sales cycle from our initial contact with a potential customer to the signing of a license agreement has historically been lengthy and is variable. We have observed that sales cycles are lengthening in this economic downturn at larger banks as they approach any significant expenditure with greater caution.  We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. In addition, the purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycles lengthen appreciably, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of potential clients decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that does not result in revenue, because either a competitor obtains the desired contract from the customer or the customer decides not to proceed with the project or the customer decides to internally develop the product. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results.

Decisions by customers to develop their own payments and cash management solutions or greater market acceptance of our competitors’ products could result in reduced revenues.

The market for our solutions is continuing to develop and competition is intense. We compete for the business of global or national and regional financial services organizations that seek to support complex and sophisticated products. Some of the larger financial institutions have developed products that are similar in function to our global payments, FX settlement and cash management products, in lieu of purchasing our products which they have then marketed to other banks or implemented in banks that they have acquired. Thus we might be competing with both software vendors within our industry and the in-house IT departments of certain of our clients.  In some instances, customers may seek to develop part of the solution such as interfaces in an attempt to retain staff and/or control costs.  This could result in successfully bid projects being smaller in scope.

Our competitors currently include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies, ACI Worldwide Inc., Dovetail, Fiserv, GIFTS Software, Bottomline, Technologies, Nucleus Software, Goldleaf Financial Solutions, EFunds, OB10, Harbor Payments, Clear2Pay and Sterci.

We believe there are several principal competitive factors in the industry in which we operate, including:

•	product performance;
•	technical features;
•	compatibility with existing operating systems;
•	reliability;
•	security;
•	relational database power;
•	price;
•	customer service and support; and
•	ease of use.

Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their products, thus enabling them to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will intensify as a result of consolidation within the industry and the global economic downturn. As we develop new products, we may begin to compete with companies with which we have not previously competed.

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

We may be unable to expand our development or support organizations which may hinder our ability to grow and meet customer demands; on the other hand, rapid expansion of these resources could increase our cost and reduce our operating profit.

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

We market and sell our products and services throughout the world. We received 48.1% of our total revenues in 2006, 56.0% of our total revenues in 2007 and 59.3% of our total revenues in 2008 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

•	economic or political changes in international markets;
•	currency and exchange rate fluctuations;
•	greater difficulty in accounts receivable collection and longer collection periods;
•	difficulties and costs of staffing and managing foreign operations;
•	the uncertainty of protection for intellectual property rights in some countries; and
•	multiple and possibly overlapping tax structures.

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

Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments into which our products are deployed. Despite testing conducted by us and our customers, some defects have been discovered after commercial shipment of our products. Our products are frequently more critical to our customers’ operations compared to other software solutions used by such customers, and as a result, our customers may have a greater sensitivity to product defects relating to our products.

The discovery of defects in current or future products and versions after the start of commercial shipment may result in:

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

We have in the past acquired certain assets of Sterling Commerce and CheckFree Holdings Corporation, as well as all of the stock of BBP AG, Switzerland, Datasphere SA, Switzerland, Cashtech Solutions India Private Limited, Radius Partners, Inc., Prang GmbH, Germany, Accountis Limited, Synergy Financial Services Limited and the ACH assets of Troy Group, Inc. and 100% of the stock of Intersoftware (UK) Limited (by our subsidiary Accountis Limited) and may in the future acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise. We may also engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot provide assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all or that we will have sufficient available resources for such acquisitions or investments. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions.

We may be unable to adequately protect our proprietary rights in our internally developed technology, which may limit our ability to compete effectively.

We have spent considerable time, effort and money developing our next generation software. Over the period 2005-2008, Global PAYplus™ has been installed at 15 banks, PAYplus USA at 150 banks and CASHplus® has been installed at or operating on behalf of 70 banks. We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists primarily of proprietary or confidential information that is not subject to patent protection. We have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. We have no patents or patent applications pending for our products and services.  Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

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

We utilize off-the-shelf third-party software products to optimize the performance of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If this third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced to re-engineer our current or future product offerings and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations.

Government regulatory policy for the financial services industry affects our business.

Our current and prospective customers, which include state and federally chartered banks and savings and loan associations, operate in markets that are subject to extensive and complex regulation. While we are not ourselves directly subject to this regulation, our products and services must be designed to work within the regulatory constraints under which our customers operate.  Given the intense regulatory scrutiny to which the financial services industry has been subject and will likely continue to be subject in light of the ongoing crisis in financial markets, this may be a continuous challenge for us in the design of our products and services.  The inability of our products and services to work properly within the regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

Investment Risks

The market price of our Ordinary Shares may be volatile.

The stock market in general, including its technology market sector in particular, has experienced price and volume fluctuations which have become increasingly volatile, and which have resulted in a substantial decrease in market capitalization, during the current economic downturn. For additional information, see the table in Item 9, “The Offer and Listing — Market Price Information.” These market fluctuations and general downturn have been adversely affecting, and could continue to adversely affect, the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof);
•	any actual or anticipated fluctuations in our financial condition and operating results;
•	public announcements concerning us or our competitors, or the financial services industry;
•	our inability to meet any guidance or forward looking information, which we provide from time to time;
•	the introduction or market acceptance of new service offerings by us or our competitors;
•	changes in security analysts’ financial estimates;
•	changes in accounting principles;
•	tender offers for our shares initiated due to Israeli law requirements;
•	sales of our Ordinary Shares by existing shareholders;
•	the loss of any of our key personnel; and
•	changes in political conditions in Israel.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business.

Our stock ownership is highly concentrated, and, as a result, certain shareholders may influence our affairs significantly.

Clal Industries and Investments Ltd, or Clal, owns approximately 56.3% of our Ordinary Shares, or 57.1% when taken together with Ordinary Shares owned by Clal’s affiliate IDB Development Corporation, Ltd. As a result, Clal has the voting power to significantly influence our policies, business and affairs, and also has the ability to influence the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration in control may have the effect of delaying, deterring or preventing a change of control that otherwise could result in a premium in the price of our Ordinary Shares.  This also reduces the amount of stock in the public float, which may impact share trading values.

We are trending toward a lower percentage of license fees and a greater percentage of service revenues in our revenue models, which tends to compress our margins and adversely affect our share price.

The combination of sales to major clients containing a significant services component to implement software globally, increases in sales where significant modifications are required to meet customer specific demands (“Solution Sales”) and increasing selection of our ASP hosted solution in lieu of our licensed solution, particularly with respect to our CASHplus software, has reduced overall margins and may result in a change in the way our shares are valued by the marketplace. Although we continue to believe that a solutions and hosting based revenue model has numerous advantages, particularly in recurring revenue and visibility into our future earnings, the marketplace may view our share value in light of our solutions-based business in a different way than it views such value when considering our license-based business. This may lead to volatility in our share price.

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

Our quarterly revenues, margins and results of operations have fluctuated significantly in the past as a result of various factors, many of which are outside our control. These factors include:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;
•	impact of unrest or political instability in the places we do business, such as in Israel;
•	currency fluctuations;
•	the size, timing and shipment of orders for our products and services;
•	our customers’ budget cycles;
•	the timing of the release of new product upgrades;
•	any lengthening of our sales cycle;
•	changes in the proportion of service and license revenues;
•	price and product competition;
•	enhancements or introductions of products and services by us and our competitors;
•	the mix of product sales;
•	software “bugs” or other product quality problems.
•	product pricing;
•	our effectiveness in providing customer support;
•	delays in implementation; and
•	consolidation of our customers.

A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations as occurred in the latter part of 2008, we are likely to experience a shortfall in our operating profit relative to our expectations. In addition, our results may be impacted by fluctuations in the values of currencies in which certain of our fees are paid such as British Pounds and Euros against the United States Dollar, our reporting currency.  As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication of future performance. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our Ordinary Shares will likely decrease.

Risks Related to Our Location in Israel

 Political, economic and military conditions in Israel and the Middle East as a whole, could negatively impact our business.

Political, economic and military conditions in Israel have a direct influence on us because one of our significant research and development facilities and one of our executive offices is located there. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing hostilities related to Israel such as those exhibited in the recent Gaza incursion will not have a material adverse effect on our business or on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our and our major contract manufacturer’s business conditions and could harm our results of operations. Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. In addition, such boycott, restrictive laws, policies or practices may change over time and we cannot predict which countries, as well as whether certain companies and organizations, will be subject thereto. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse affect on our business in the future.

Some of our officers and employees are currently obligated to perform annual reserve duty, depending on their age and position in the Israeli army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. We believe that we have operated effectively given these requirements since we began operations. Nevertheless, the full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

Most of our revenues are in United States Dollars, Euros or British Pounds Sterling , while a portion of our expenses, principally salaries and the related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 2008, the dollar devalued against the NIS by approximately 1.1% while the consumer price index has increased at the rate of 3.8%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the OCS. Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to prior OCS approval. Even if we receive approval to a transfer the technology outside of Israel, a percentage of the consideration paid for such transfer equal to the ratio of the aggregate amount of OCS grants received by us to the aggregate amount of all cash investments made in such technology, including the OCS grants.

These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties and we may be subject to criminal charges. In addition, under the Research and Development Law, any non-Israeli who becomes a direct holder of 5% or more of our share capital is required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described in the above paragraphs.

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

Although we believe that we were not a passive foreign investment company, or PFIC, in 2008, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over our the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and subject to an interest charge on gain from the sale or other disposition of our Ordinary Shares and on certain “excess distributions” with respect to Ordinary Shares . For additional information regarding our PFIC status, see Item 10E, “Additional Information — Taxation. - United States Federal Income Taxation Considerations” - Passive Foreign Investment Company Status.

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

Our name was changed to “Fundtech Ltd.” in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation (ACCESS Banking™). In 1999, we acquired the assets of the cash management division of Sterling Commerce (Banker product line); as well as 100% of the stock of BBP AG, Switzerland, which connects banks to the Central Bank of Switzerland and the SWIFT network for the processing and settlement of payments and securities. In 2004, we acquired 100% of the stock of Datasphere SA, Switzerland (“Datasphere”), which also offers financial messaging products; and Cashtech Solutions India Private Limited which offers a line of cash management and financial supply chain products. In 2005, we acquired 100% of the stock of Radius Partners, Inc. (“Radius Partners”), which offers securities settlement products. In early 2007 we acquired 100% of the stock of Prang GmbH, Germany (“Prang”), which provides payments software for the German, Central European and Asian markets. In January 2008 we acquired the ACH (Automated Clearing House) transaction processing, initiation and collection software business of Troy Group, Inc in an asset purchase. In February 2008 we acquired 100% of the stock of Accountis Limited, which offers electronic bill presentment software.  During 2008, we renamed Prang GmbH as Fundtech GmbH and Fundtech India Solutions India Private Limited as Fundtech India Ltd. and will use those names throughout the balance of this report.  In October 2008, we acquired 100% of the stock of Synergy Financial Services Limited which offers payments software and services to banks in the United Kingdom.  In April 2009 our subsidiary, Accountis Limited, acquired 100% of the stock of Intersoftware (UK) Limited which offers payments software to UK based corporate and banking clients.

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

 Cash use in the purchase of property and equipment decreased by $0.1 million to $6.6 million for the year ended December 31, 2008 from $6.7 million for the year ended December 31, 2007. During 2007 we invested $7.5 million to fund the acquisition of Fundtech GmbH as well as to pay additional amounts as per the terms of the acquisition agreements with Radius Partners and Fundtech India. Purchases of property and equipment increased by $1.5 million to $6.7 million for the year ended December 31, 2007 from $5.2 million for the year ended December 31, 2006. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs.  For 2009, our anticipated capital expenditures are $8.0 million.

Business Overview

We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into four broad categories: payment processing, bbp, electronic invoice presentment and payments and cash management products. The first three categories are transaction processing solutions, which enable banks to automate the payment and settlement (inclusive of foreign exchange settlements) processes and provide real-time transaction processing capabilities and electronic presentment capabilities to financial institutions and their customers. The fourth category, cash management products, enable corporate clients to communicate with their financial institutions for the purpose of initiating payments, making inquiries and managing their activities with the financial institutions.

We acquired our ACCESS Banking™ products in April 1998, BBP, our Swiss subsidiary, in June 1999 and our banker products in September 1999. Our major products include ACCESS Banking™, CASHplus®, PAYplus USA™, PAYplus for CLS™, Global PAYplus™, Recovery Services for disaster recovery service bureau solutions and related services. We acquired Datasphere through BBP in August 2004 and Fundtech India in November 2004. BBP and Datasphere have sold their products and services to approximately 150 customers for the purpose of accessing the SWIFT financial messaging network. Fundtech India offers a suite of cash management products named CashWeb, CashIn and TransactCentral. Radius Partners is an STP (“straight through processing”) solutions provider to the securities industry. Radius offers two STP products named TRADEplus and TRADEplus Data Manager. Fundtech GmbH, acquired in early 2007, is a payments solution provider in Germany where it offers its PAYplus FTS solutions. The newly acquired ACH business’ products deliver real-time ACH transaction processing as well as automated exception handling. Accountis offers Electronic Invoice Presentment and Payments services to financial institutions and corporations in Europe.  Synergy and Intersoftware offer payments solutions to UK based clients.

Industry Background

Until the onset of the global recession during 2008, global commerce had continued to increase, with new banking technologies being adopted. This resulted in dramatic increases in both the number of transactions consummated through electronic payment systems and the need for timely delivery of financial information While the number of transactions generated by larger financial institutions has been impacted by the global recession, there is a countervailing trend of smaller or regional banks seeking to increase their transaction handling capabilities to service clients seeking to move business from the larger banks.  These smaller and regional financial institutions continue to seek more efficient methods of offering payment, settlement and cash management services.

The following trends had driven demand for our products and services prior to the onset of the current global recession and are likely to once again favorably impact such demand once the recession passes: an increasing need for centralized payment and treasury functions; global adoption of real-time gross settlement; migration to Internet-based solutions; growth in electronic commerce; consolidation in the financial services industry; increased regulatory requirements imposed on banks, particularly in respect to initiatives in the European Union; a desire to accelerate top-line revenue growth in the form of additional fee income generating services; the need to lower operating costs; a growing move away from in-house development toward packaged applications; increasing interest in financial supply chain solutions; and the need to develop unique services that allow an institution to differentiate itself from its competitors. At present, the impact of the recession has overshadowed any prior trends.

We believe that the current dynamic market environment and several additional market trends are favorable to our products and services. The following additional trends continue to drive demand for our products and services:

•	adoption of real-time gross settlement by central banks around the world;
•
growth in globalization and electronic commerce resulting in continued migration to Internet-enabled financial services such as 24-hour trading and settlement, as well as real-time information on financial positions and transactions;

•	demand from clients for simplified corporate banking relationships, which require banks to re-engineer customer-facing systems;
•	the need among financial institutions to lower operating costs, which is driving the need among banks for centralized payment and treasury functions;
•
increased regulatory requirements imposed on banks, including, but not limited to, those in the areas of interdiction, anti-money laundering, and in the European Union, the conversion to a Single European Payments Area (“SEPA”);

•
a desire among financial institutions to unlock un-tapped value in their transaction banking franchises and accelerate top-line revenue growth in the form of additional fee income-generating services, which is increasing the interest in financial supply chain solutions such as electronic invoice presentment and payment (“EIPP”);

•
a continued shift away from in-house development toward packaged applications as well as an increased use of outsourcing, application service providers and “white-labeling” in lieu of developing and managing their own IT activities;

•
a shift on the part of financial institutions to establish strategic technology partnerships with a few key vendors in order to lower the cost and risk of integrating new applications with existing infrastructure; and

•	greater emphasis on risk mitigation in areas such as liquidity management and contingency and recovery capabilities.

Products and Services

Our products and related services are designed to integrate all elements of the electronic payment cycle, and we believe that they are among the most technologically advanced and cost-effective solutions in the financial services industry. Our products facilitate all aspects of the electronic payments and banking cycle including payment initiation, electronic balance reporting, account reconciliation, real-time account balance verification and other sophisticated auditing and reporting functionality. In addition, our products offer feature-rich graphical user interfaces that are easy learn and use, and enable our customers to maximize their efficiency.

We are one of the largest providers of products and services that link banks to domestic and international payment networks. In the United States our products connect banks to the Federal Reserve System’s FedLine, which has approximately 7,500 banks connected. On a global basis, we provide banks with the capability to link to the SWIFT network for communicating cross-border transactions. SWIFT has over 7,000 banks in over 200 countries connected to its global network. Fundtech is also a leading provider in global settlements through the CLS Bank’s Continuous Linked Settlement System (“CLS”), which was established by the largest foreign exchange banks in the world to reduce foreign exchange settlement risk.

Payment Solutions	Short Description

PAYplus USA™	A payments solution for banks operating in the United States.

Global PAYplus™	A solution for managing the global payments activities of large multi-national banks and financial institutions that conduct business in multiple countries.

Pan-European PAYplus™	A comprehensive solution to meet the Single European Payments Area (SEPA) and the European Central Bank’s Target 2 initiative compliance.

OmniPay®	A payments hub that enables corporate clients to transmit a single file of mixed payments, thereby simplifying this process.

IGTplus™	A payments and settlement solution which provides message broker services between financial institutions and SWIFT, SIC, SIS and SWX in Switzerland.

Global PAYplus™ Liquidity Manager
A system that provides centralized control of a bank’s liquidity management needs, ensuring more efficient management of multi-currency, multi-bank liquidity assets across bank accounts, clearing systems, and central bank channels.

PAYplus FTS
PAYplus FTS is a SWIFTReady application for Payments Processing, Message Management and related services. It can handle multi-entity / multi-branch environments, is rich in functionality and flexible in interfacing. PAYplus FTS is available on IBM PowerSystems (iSeries) and has a non-graphical user interface.

ACHplu$®	A high volume system that automates the processing of ACH payments and provides a bank with tools to streamline this operation.

Originet™	An Internet-based software application that corporations use to make and collect ACH payments.

ProcessMaster	A low-volume system that automates the processing of ACH payments and provides a bank with tools to streamline this operation.

BACSTEL-IP™	An Internet based software application that corporations use to make and collect ACH payments over the UK BACS system, which is an automated direct debit and credit processing facility.

Electronic Invoice Presentment and Payment Solutions (“EIPP”)	Software that enables the accounts receivable department of the selling organization to send an electronic invoice to the accounts payable department of the buying organization.

ClaritySuite™
a modular web based financial solution designed to exchange high value information between a financial institution and its partners. It is designed to interface interactively with all the major SWIFT Interface Systems such as SWIFTAlliance, IBM MERVA, Logica Fastwire and Sungard MINT and offers solutions in a number of key operational areas such as Payments, Cash Management, Documentary Credits and Foreign Exchange.

AzTech	Software which enables BACS-IP payments for UK institutions.

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

IGTplus

Our Swiss subsidiary markets IGTplus, a message broker application for financial messages. For financial institutions it comprises the interface to their central banking system. IGTplus processes payments, securities transactions or related orders and information to/from other financial institutions, clearing organizations, and central banks, among others, using straight through processing in order to provide faster, better quality service to customers and to reduce costs. The SWIFT, SIC (Swiss Interbank Clearing), SIS (Swiss Securities Clearing) and FIX applications of IGTplus provide communication to/from these financial services with the option of manual investigations, exception handling and queries for liquidity information. Due to the high sensitivity and performance requirements inherent in this application, IGTplus is designed for very high throughput and 24x7 fully automated operation. The target markets are large banks, service centers and financial market infrastructures. Smaller financial institutions may obtain the same functionality as they would obtain by acquiring a license by contracting for the services of the BBP Service Bureau, which operates IGTplus on behalf of a number of such institutions.

Global PAYplus Liquidity Manager

Global PAYplus Liquidity Manager (GLM) is a management and planning tool, that ensures more efficient control and management of multi-currency liquidity assets across a bank’s accounts and Real Time Gross Settlement channels. The system provides flexible functionality which allows a bank to centralize, monitor and control the management of liquidity. GLM provides Treasury personnel with accurate, online and timely information to facilitate better decision-making and also can provide Treasury staff with efficient payment delivery and execution based upon up-to-date information. GLM interfaces with other systems within a bank to gather liquidity information, ensuring that a complete and accurate liquidity position is continuously available.

ACHplu$®

ACHplus® is a server-based, enterprise class software application designed to streamline processing for all levels of ACH processors. The system is built on a scalable platform that can handle increasing transaction volumes as needed. The system includes many advanced features such as continuous processing, process automation, advanced reporting, and risk management. Its web interface allows originators, bank internal staff, and ACH operators to upload files to the system for processing, search the warehouse and retrieve and view reports.

Originet

OrigiNET is an Internet-based software application, derivative of ACHplu$®, which allows corporations and banks to make or collect payments electronically using ACH. The software structures payment data into a standard file format that can be accepted by any financial institution, third-party processor, or ACH operator. Common applications of OrigiNET include payroll, expense reimbursements, pensions, annuities, dividends, commissions, and benefit payments.

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

BACSTEL-IP

Accountis BACSactive-IP provides organizations with a modern, well designed, reliable and secure electronic funds transfer solution. BACSactive-IP was designed by experts in the field of Internet payments to take advantage of features of the BACS system and all it has to offer, such as the highest levels of security and easy-to-use reporting facilities.

Accountis EIPP Services

Accountis Enterprise AP enables corporations to automate payables process from the creation of purchase orders and receipt of invoices, to handling disputes and submitting payments online by integrating with existing ERP or accounting systems. It can work as a stand-alone solution or in conjunction with Accountis Enterprise AR and additional modules to provide a complete end-to-end solution. Accountis Enterprise AP is designed for organizations that deal with large volumes of inbound transactions and wish to receive them electronically. It supports multiple currencies and languages and is fully VAT compliant across European member states. The system integrates easily with existing ERP or finance systems to save resources by automating the receivables process, from capturing purchase orders and issuing invoices to controlling debtors and collecting payments online. It can also work as a stand-alone solution. By consolidating invoice data quickly and simply, Accountis Enterprise AR presents one-view of all receivables transactions for the benefit of both internal users and buyers alike.

ClaritySuite™

Synergy’s ClaritySuite™ is a modular web based financial solution designed to exchange high value information between a financial institution and its partners. It is designed to interface interactively with all the major SWIFT Interface Systems such as SWIFTAlliance, IBM MERVA, Logica Fastwire and Sungard MINT and offers solutions in a number of key operational areas such as Payments, Cash Management, Documentary Credits and Foreign Exchange.

AzTech

Intersoftware’s AzTech is a PC based application which automates the creation and management of BACS-IP wire transfers for UK based institutions.

Cash Management Solutions	Short Description

ACCESS Banking™	A solution designed to enable high end and mid-level financial institutions to deliver comprehensive cash management services to their corporate clients.

CASHplus®	An Internet-based cash management solution designed for high end and mid-level financial institutions.

webBANKER™	A fully integrated cash management solution designed primarily for the community bank market.

Global CASHplus®	A multi-currency, multi-country cash management solution to automate the handling of corporate payments and receivables, liquidly, financial supply chain and remittance.

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

Global CASHplus® Developed by our Fundtech India subsidiary, this multi-currency, multi-national cash management platform provides a range of functions to manage corporate payments and receivables, automate the routing of payments, mange electronic and paper based receivables, invoice reconciliation, liquidity pools, sweeps,  and corporate transfer pricing, e-invoicing and receivables financing, and remittances.

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

ASP/Outsourcing Solutions	Short Description

Fundtech Connect (ASP) – for PAYplus USA	An Application Service Provider (ASP) solution that provides the PAYplus solution to banks operating in the United States.

Fundtech Connect (ASP) – for CASHplus	An ASP solution that provides the CASHplus solution to banks operating in the United States.

Interbank Gateway Services	ASP solutions that provide payment and settlement solutions to banks in Europe, primarily in Switzerland and England through the SWIFT network.

Recovery Services	Disaster recovery and contingency services for users of our products.

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

Interbank Gateway Services

Interbank Gateway Services is a set of electronic payments and securities application services provided by our Service Bureau in Switzerland. The Interbank Gateway Services provides a secure and reliable technology infrastructure, which enables financial institutions to initiate process and support electronic payment transactions across a wide range of settlement systems. The Service Bureau’s customers are currently predominantly Swiss banks.  Similar services are provided to UK based institutions through the newly acquired Synergy business.

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

The markets for our products consist of the following end-users:

•
U.S. Banks – This group of customers is divided into three tiers. The top tier consists of approximately 100 banks, each with more than $8 billion of assets. The second tier consists of banks with assets between $8.0 billion and $500 million. The third tier consists of banks with under $500 million in assets.  Currently there are approximately 7,500 banks and credit unions in the USA.

•	Agency Banks and Branches of Foreign Banks located in the United States – These banks are located mainly in financial centers such as New York City, San Francisco, Los Angeles and Dallas.

•	Banks located outside of the United States – These banks are located in countries that have moved to or will move to processing payments on a real time gross settlement (RTGS) basis.

•
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

In 2004 we acquired Datasphere and Fundtech India and began the process of assimilating their products and services into our offerings. We acquired Radius Partners in 2005 and have begun to market its solutions through our securities division. Likewise, we acquired Fundtech GmbH in early 2007. Fundtech GmbH has approximately 50 customers, primarily in Germany. We also acquired the ACH business of Troy Group in early 2008 which brought several new ACH products to our portfolio along with approximately 18 customer relationships. Accountis Limited acquired in February 2008, has over 770 clients using its BACS payments and electronic invoicing and presentment products and services.  Synergy Financial Services Limited, acquired in October 2008, has about 70 clients using its software and SWIFT connections services.

For a presentation of our consolidated revenues according to the geographical regions to which such revenues are attributable, please see the relevant table in Item 5A, “Operating and Financial Review and Prospects —Operating Results — Significant Revenue, Segment and Earnings Information.”

Sales and Marketing

We sell our products and services primarily through our direct sales force, located in the United States, United Kingdom, Switzerland, India and Singapore. We use the services of distributors in the Republic of Korea, Greece and the Balkans.  Our Accountis, Synergy and Intersoftware subsidiaries have arrangements with a number of financial services providers and two major UK banks to remarket their products and services.

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

Software Development

We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in achieving technological leadership. The total software development staff consisted of 467 full-time employees on December 31, 2008. All of our payments products have been developed internally by our product development staff. Our cash management, BBP, ACH, EIPP and UK payments solutions were initially developed by the personnel of the businesses we acquired (such personnel migrating to us with the acquired businesses), and have since continued to be developed by our product development staff. Some of these products are embedded, or bundled, with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

To ensure that our products are developed successfully, within their budgets and according to schedule, all of our products are sent through the following four distinct design and testing stages: (1) requirements descriptions are developed through consultation with prospective users to ensure that the product matches the user’s requirements; (2) an internal quality assurance team verifies the integrity of the product at each stage of development prior to beta testing; (3) beta testing data are used to evaluate the functionality of the products and their ability to perform under realistic conditions; and (4) a controlled group of users is polled regularly to identify any modifications that may be necessary. In addition, we work closely with current and potential end-users, our strategic partners and leaders in certain industry segments to identify market needs and define appropriate product requirements. Our employees also participate in numerous user focus groups to review product design. We have software development sites in Georgia, New Jersey, Massachusetts, California, Israel, Switzerland, India, Wales, England and Germany. We believe that separating development by geographic region allows for development to be in close proximity to the targeted market, while increasing our ability to attract development talent.

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

Proprietary Rights

We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. However, we have no registered patents and these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours. See the risk factor entitled “We may be unable to adequately protect our proprietary rights in our internally developed technology, which may limit our ability to compete effectively” in Item 3D above.

Competition

The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies, ACI Worldwide Inc., Dovetail, Fiserv, GIFTS Software, Bottomline Technologies, Nucleus Software, Goldleaf Financial Solutions, EFunds, OB10, Harbor Payments, Clear2Pay and Sterci. Furthermore, several large financial institutions have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired. In order to maintain our competitive position, we must differentiate our products from the products of our competitors and successfully develop and introduce new products that meet the changing needs of our clients.

Organizational Structure

We are organized under the laws of the State of Israel. We are the parent company of our wholly-owned operating subsidiaries that are specified in the table below.

Name of Subsidiary	Country of Incorporation/Organization

Fundtech Corporation	United States

Fundtech U.K. Limited	United Kingdom

Fundtech Australia Pty Limited	Australia

Fundtech International, LLC	United States

Biveroni Batschelet Partners AG	Switzerland

Datasphere SA	Switzerland

Fundtech India Ltd.	India

Radius Partners Inc.	United States

Fundtech Germany GmbH	Germany

Fundtech GmbH	Germany

Accountis Limited	United Kingdom

Synergy Financial Services Limited	United Kingdom

Intersoftware (UK) Limited	United Kingdom

CashTec Asia Pte Ltd.	Singapore

CashTec Solutions India Pvt Ltd.	India

Property, Plants and Equipment.

We lease the premises at each of our locations, with the exception of a facility owned by Synergy Financial Services Limited, which constitutes an approximately 2,500 square foot building in a science park at Edison Village, Highfields Science Park, University Boulevard, NG7 2RF, Nottingham England which is used to house its software development and administrative personnel. As of December 31, 2008, we leased office space as specified in the table below. The aggregate annual lease payments for our facilities during 2008 were approximately $3,615,000.

Location	Approximate Aggregate Square Feet

Ramat-Gan, Israel	25,000

Burlington, Massachusetts	9,800

Pembroke, Massachusetts	2,800

Jersey City, New Jersey	25,800

Flower Mound, Texas	400

San Leandro, California	6,700

Norcross, Georgia	26,000

Baden, Switzerland	10,500

London, United Kingdom	4,700

Pune, India	36,900

Frankfurt, Germany	3,660

Costa Mesa, California	2,330

Bangor, Wales	2,400

Manchester, England	1,500

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3A “SELECTED FINANCIAL DATA” AND OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE “CAUTIONARY STATEMENT FOR FORWARD-LOOKING STATEMENTS,” WHICH PRECEDES THE TABLE OF CONTENTS OF THIS ANNUAL REPORT.

Overview

Fundtech is a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into four segments: (i) payment processing and management (including foreign exchange settlement processing), which automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers; (ii) bbp, which provides financial messaging products and services that enable banks to communicate with the SWIFT network; (iii) cash management products, used by a bank’s corporate clients for initiating payments, making inquiries and managing their activities with their financial institution; (iv) electronic invoice presentment and payment, which consists of financial supply chain products that expand traditional transaction banking into electronic invoice presentment and trade services.

We derive our revenues principally from software licensing and from the provision of professional services. Professional services consist of (i) providing maintenance services with respect to our software, (ii) installation and training services related to the software, (iii) services to enhance or customize the software for particular client needs, inclusive of requirements analysis, (iv) operating hosting service bureaus which process transactions or messages and provide cash management and access to securities settlement services to our clients or which operate client licensed applications on their behalf and (v) providing contingency and recovery services to our clients. See “Critical Accounting Policies” below for a discussion of how we account for our revenues and their associated costs.

The demand for Fundtech products and services is influenced by a number of industry-wide factors:

(i)           An increased focus on finding new sources of fee-based income, which currently account for almost half of banks’ revenues. This is largely the result of the increased competitiveness of bank lending activities, which has resulted in lower profit margins;

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

PAYplus USA™ is our United States funds transfer solution used to connect a financial institution’s funds transfer room with the Federal Reserve’s FedWire system and with the SWIFT network. PAYplus USA™ both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer - from its creation to accounting and memo posting). Our target market for this product includes all banks operating in the United States that do not need a global payment solution. PAYplus USA™ may be licensed or utilized through an ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. We currently have approximately 180 customers operating PAYplus USA™ in a live production environment in both in-house and ASP solution form.

Our Global PAYplus™ software provides institutions with real-time global support of their multi-currency payment activity. Global PAYplus™ employs a client/server funds transfer payment system that supports the local payment processing and risk management and regulatory compliance for local clearing systems as well as worldwide payment activity. Global PAYplus™ supports both UNIX and Microsoft and employs open technology standards. The system features end-to-end security and multi-currency capabilities. Global PAYplus is being marketed to larger multinational banks. It is also being marketed to large financial institutions who wish to use it for low value, bulk payments processing.

Our CASHplus® product enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies and in multiple countries and regulatory environments. CASHplus® is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software. CASHplus® may be licensed or utilized through our ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. Banks using CASHplus can create unique versions of the software that address the specific needs of the multiple market segments they serve. This feature enables banks to reduce their operating costs by replacing numerous cash management systems with a single platform, as well as to better serve the needs of their customers.

Our Fundtech India subsidiary markets its Global CASHplus™ cash management software products to financial institutions throughout Southeast Asia. Its multi-currency, Internet-enabled products are highly customizable and we have expanded the marketing of these products to Europe.

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

Our newest ACH solutions include ACHplu$® which is a server-based, enterprise class software application built on a scalable platform that can handle increasing transaction volumes as needed. ACHplu$®  includes continuous processing, process automation, advanced reporting, and risk management. OrigiNET is an Internet-based software application, derivative of ACHplu$®, which allows corporations and banks to make or collect payments electronically through the Automated Clearing House (ACH). ProcessMaster is a Windows® based software application that enables small to medium size processors to streamline their ACH operations, enabling them to reduce operational costs by providing increased transaction capacity through automation.

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

Synergy Financial Systems Ltd. provides a range of SWIFT support services, which include Full Hosting, SNL Connectivity, SWIFTCare for Alliance support and a portfolio of its own developed web-based SWIFT messaging software applications that are deployed across the globe.  Synergy is an accredited SWIFT Service Partner, which means that it can provide SWIFT trained and certified specialists to help with the maintainenance of SWIFT interface systems for high availability, including assistance with system upgrades, training and new installations.  Synergy offers fully outsourced SWIFT solutions as well as connectivity hosted solutions via its SWIFT Service Bureau.

Intersoftware (UK) Limited provides its AzTech BACS-IP transaction processing products to approximately 7,600 financial and corporate clients in the UK.   Intersoftware’s clients will now have the ability to obtain additional products and services through Accountis.

During the period 2005 through 2007, spending on technology in the financial services industry increased; such trend continued during the first half of 2008.  During the second half of 2008, we began to see the impact of the global recession, as there was a decline in revenue attributable to new license fees from global and US based clients.  Other revenues from maintenance and services for previously installed systems were affected to a lesser degree.  It is difficult to predict whether these trends will continue, as well as the extent of the impact that they may have on our future revenues or results of operations.

Acquisitions of Businesses and Certain Assets

In October of 2004, our BBP AG subsidiary completed the acquisition of Datasphere SA from its shareholders. Datasphere provides software linking IBM systems to the SWIFT alliance platform and also provides consulting services to financial institutions related to their clearing and settlement requirements. The cash consideration of $1 million was paid from our working capital.

In November 2004, we acquired all outstanding shares of India-based Fundtech India Solutions India Private Limited (“Fundtech India”), a leading provider of cash management software and services throughout Southeast Asia for an aggregate purchase price of approximately $3.8 million. Fundtech India’s products are targeted at large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. Fundtech India has sales offices in Singapore and Tokyo.

The acquisition of Fundtech India enhanced our cash management product line with products that are well suited for non-US markets, as well as extending our geographic coverage into the Asia Pacific market.

Under the terms of the acquisition agreement, we paid additional amounts of $991,000 in 2005, $1.1 million in 2006 and $1.0 million in 2007 based on achieved performance milestones. No payments were made in 2008.

In October of 2005, we acquired all of the outstanding shares of Radius Partners, Inc. (“Radius”) for an aggregate purchase price of approximately $2.5 million. Additional cash consideration was or will be paid if and when certain conditions are met between the acquisition date and December 31, 2011, which could have amounted to an additional $3.5 million paid or payable. During 2006, payments of $220,000 were made based on and for 2005, and payments were made in 2007 in the amount of $200,000 based on and for 2006. We made payment of an additional $200,000 in 2008 based on and for 2007. We do not anticipate further future payments at this time.

In February of 2007, we acquired all of the outstanding shares of Fundtech GmbH. The purchase price was €4.8 ($6.3) million which was paid in cash. Additional cash consideration in an amount of up to €4 million will be paid if and when certain conditions related to the performance of Fundtech GmbH are met between the acquisition date and December 31, 2010. In 2008, we made payment of €2.3 ($3.4) million based upon Fundtech GmbH’s financial performance, which was accrued and accounted for in 2007. The parties have amended the original acquisition agreement with respect to the payment of additional consideration, pursuant to which €597,000 was paid in January 2009 and an additional amount of €597,000 will be paid again in January 2010. No further earn-out obligations will exist after these two payments.

In January 2008, we acquired the ACH business of Troy Group, Inc. The purchase price was approximately $1.1 million in cash. Also in February 2008 we acquired all of the outstanding shares of Accountis Limited which provides solutions for our financial supply chain suite of services. The initial purchase price was £3.9 ($7.7) million. Additional cash consideration will be paid if and when certain conditions are met between the acquisition date and December 31, 2011, which may amount to an additional £2 million.

In October, 2008, we acquired all of the outstanding shares of Synergy Financial Services Limited.  The purchase price was £2.52 ($4.7) million in cash, including £300,000 payable contingent on delivery of certain reports. Additional consideration will be paid in cash if and when certain conditions are met between the acquisition date and February 28, 2012, which may amount to an additional £1.17 million.

In April 2009, we acquired all of the outstanding shares of Intersoftware (UK) Limited for a purchase price of £2.7 million in cash.  There are no contingent amounts payable.

Critical Accounting Policies

The operating and financial condition review contained herein is based upon our consolidated financial statements, which were prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement. Our VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately.  In software arrangements in which we have fair value of all undelivered elements but not of a delivered element, we use the residual method to record revenue.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue.  In software arrangements in which we do not have VSOE of fair value of all undelivered elements, revenue is deferred until fair value is determined or all elements for which we do not have VSOE of fair value have been delivered.

We generally do not grant rights-of-return to our customers. We usually provide a warranty period to our customers of up to three months at no extra charge. As of December 31, 2008 and 2007, the provision for warranty cost is immaterial.

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

Revenues from customer maintenance and support contracts are deferred and recognized ratably over the term of the agreements.  Revenues for maintenance and support that are bundled with license fees are deferred based on the VSOE of fair value of the bundled maintenance and support and recognized over the term of the agreement.  VSOE of fair value is based on the renewal rate for continued maintenance and support arrangements.

Receivables. Our trade receivables primarily include amounts due from banks and large financial institutions. An allowance for doubtful accounts is determined for those specific amounts that we believe may not be collected. We generally do not require collateral; however, in certain circumstances, we may require letters of credit, other collateral or additional guarantees. We perform ongoing credit evaluations of our customers and in judging the probability of collection of receivables we continuously monitor collection and payments from our customers and maintain a provision for any specific customer collection issues that we have identified. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. If the financial situation of any of our customers was to deteriorate, resulting in an impairment of its ability to pay the indebtedness it incurs with us, an additional provision for doubtful accounts might be required.

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

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on a projected discounted cash flow. We did not record an impairment charge based on our reviews in 2006 and 2007.  In 2008 we recorded an impairment charge of $1.66 million.

Share Based Payments. The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

 The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

A.           Operating Results

The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:

	Year Ended December 31,
	2006	2007	2008

Revenues:
Software license fees	15.9%	18.9%	13.6%
Service Fees	42.0	40.0	41.4
Hosting	15.7	14.7	16.4
Maintenance	26.3	26.3	28.5
Hardware sales	0.1	0.1	0.1
Total revenues	100.0	100.0	100.0

Operating Expenses:
Software license costs	0.7	0.6	0.2
Maintenance and service costs	40.6	43.4	44.4
Hardware Costs	0.1	-	-
Research and development	19.5	18.5	18.1
Selling and marketing, net	18.4	17.0	16.7
General and administrative	13.7	13.0	14.1
Amortization of capitalized software development costs.	1.8	0.4	-
Impairment of goodwill and other intangible assets	-	-	1.7
Amortization of other acquired intangible assets	1.5	1.3	1.8
Provision for doubtful accounts	0.5	(0.1)	0.5
Total operating expenses	96.8	94.1	97.5
Operating income	3.2	5.9	2.5
Loss on Investments	-	-	(0.6)
Financial income, net	2.3	2.1	-
Income before income taxes	5.5	8.0	1.9
Income taxes	1.1	1.2	0.9
Net income	4.4%	6.8%	1.0%

We again note in particular the impact on net income of the application of SFAS No. 123R, which resulted in charges of $2.5 million in 2006, $2.6 million in 2007 and $3.0 million in 2008.

Significant Revenue, Segment and Earnings Information

The following table presents our consolidated revenues (in thousands) according to the geographical regions to which such revenues are attributable:

	2006		2007		2008
	Total		Total		Total
	Revenues	Percentage	Revenues	Percentage	Revenues	Percentage
Israel	$2,006	2.4%	$1,331	1.3%	$1,108	0.9%
U.S.A.	44,399	51.9	46,028	44.0	49,228	40.7
Switzerland	11,471	13.4	12,711	12.1	15,155	12.5
India	1,105	1.3	2,302	2.2	2,350	1.9
United Kingdom	14,469	17.0	19,966	19.1	17,758	14.7
Germany	547	0.6	2,611	2.5	3,990	3.3
Australia	546	0.6	2,839	2.7	5,938	4.9
Austria	244	0.3	61	0.1	3,615	3.0
Hong Kong	65	0.1	629	0.6	1,999	1.7
Other	10,657	12.4	16,156	15.4	19,896	16.4
	$85,509	100.0%	$104,634	100.0%	$121,037	100%

The following table presents (in thousands) our consolidated revenues and resultant operating income (loss) for each of our three operating segments:

	2006	2007	2008
Cash management revenue	$20,492	$24,460	$27,914
Operating income (loss)	178	1,057	821
Payments revenue	51,608	65,460	75,001
Operating income	13,363	17,672	17,206
BBP revenue	13,409	14,714	18,122
Operating income	634	1,108	1,071

While cash management revenues continued to grow during 2006, 2007 and 2008, the related operating income results have been adversely impacted by the costs associated with the launch of the new CASHplus product and related modules. The growth in payments revenues and operating income are primarily related to strong sales and installations of PAYplus USA and Global PAYplus, leading to both increased license fees and services revenues as well as the acquisition of our German subsidiary, Fundtech GmbH. BBP revenue and operating income have steadily increased due to the implementation of IGTplus. License and services fee trends are discussed more fully in the year to year comparisons below.

Major Customers

We derived approximately 22.1% and 27.3% of our annual revenues, or approximately $26.7 million and $28.6 million, from the license, consulting and maintenance service fees earned in connection with agreements with three leading international financial institutions in 2008 and 2007, respectively. At the present time, these major customers are some of the large global banks which have been most impacted by the global recession.  Notwithstanding that many of these institutions have received government assistance, we cannot forecast when they will return to normal procurement patterns.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.

			Variance
	2007	2008	Increase	%

Total Revenues	$104,634,000	121,037,000	16,403,000	15.7%

The increase in revenues was primarily attributable to (a) an increase of $4.4 million due to acquisition of new businesses, (b) $1.7 million increase in cash management products-related revenue, (c) a $7.3 million increase in revenue from our payments business, mainly attributable to our Global PAYplus solution (d) higher revenue from BBP of $3.0 million.

Software License Fees. Software license fees consist primarily of revenues derived from software license agreements we enter into with our customers. A comparison between our 2007 and 2008 software license fees is as follows:

			Variance
	2007	2008	Decrease	%
Software License Fees	$19,741,000	$16,488,000	$3,253,000	16.5%

The decrease in license fees was due to (a) $1 million decrease in United States cash management licenses, (b) $3 million decrease due to termination of a major securities project, (c) $0.4 million decrease in license fees from our payments segment, (d) $0.6 million decrease in BBP licenses, (e) partially offset by a $1.7 million increase due to the acquisition of a new business.

Maintenance, Hosting and Services Fees. Maintenance, hosting and services fees include revenues derived from maintenance contracts, customizations and product installation, training, hosting and consulting fees. We generally receive a contract for maintenance and services at the time a contract for software license is entered into. A comparison between our 2007 and 2008 maintenance and services fees is as follows:

			Variance
	2007	2008	Increase	%
Maintenance, Hosting and Services Fees	$84,893,000	$104,549,000	$19,656,000	23.15%

Our service fees increased by $8.2 million, due to a $7.3 million increase in customers implementing our Global PAYplus solution or existing customers seeking additional services and a $1.2 million increase in our cash management services from new and existing customers, partially offset by a $0.3 million decrease in BBP services revenue.

Our hosting fees increased by $4.5 million, consisting of an increase in our BBP segment hosting fees of $3.6 million and a $1.2 million increase in our US cash management, offset by $0.3 million decrease in payments.

Our maintenance fees increased by $6.9 million, which consisted of increases in maintenance fees of $4.4 million in our payments segment, $1.8 million in our cash management segment and $0.7 million in our BBP segment.

Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2007 and 2008 software license costs is as follows:

			Variance
	2007	2008	Decrease	%
Software License Costs	$590,000	$291,000	$299,000	50.7%

This large decrease relates solely to the presence of fewer embedded third party software component sales and lower sales of free standing third party modules, each of which is consistent with the decline in our license revenues.

Amortization of Capitalized Software Development Costs. A comparison between our 2007 and 2008 amortization of capitalized software development costs is as follows:

			Variance
	2007	2008	Decrease	%
Amortization of Capitalized Software Development Costs	$394,000	$0.00	$394,000	100%

The elimination of  our amortization of capitalized software development costs in 2008 reflects the completion of the amortization of capitalized software development costs in connection with our Global PAYplus product. We began amortizing this product in the second quarter of 2002 over a five year period. The software was fully amortized by the end of March 2007.

Amortization of Other Acquired Intangible Assets. A comparison between our 2007 and 2008 amortization of other acquired intangible assets is as follows:

			Variance
	2007	2008	Increase	%
Amortization of Other Acquired Intangible Assets	$1,387,000	$2,167,000	$780,000	56.2%

The increase in amortization resulted from the partial year amortization of the newly acquired Accountis, Synergy and Troy assets, which caused an increase in amortization of $1.1 million, which was partially offset by a decrease in amortization of $0.3 million due to the completion of amortization of several intangible assets during 2007 and 2008.

Maintenance, Hosting and Services Costs. Maintenance, hosting and services costs consist primarily of personnel and related expenses, voice and data expenses and other costs related to the provision of maintenance, hosting, and professional services. A comparison between our 2007 and 2008 services costs is as follows:

			Variance
	2007	2008	Increase	%
Maintenance, Hosting and Services Costs	$45,578,000	$53,730,000	$8,152,000	17.9%

Maintenance costs increased by $0.6 million due to an increase in headcount in our support organization.  Service costs increased by $3.6 million mainly due to an increase in personnel allocated to our cash management and payments projects.  Hosting costs increased by $3.0 million, consistent with the increased number of hosting customers.  Other services costs, which are reimbursable expenses that were billed back to customers, increased by $1.0 million.

Impairment of Goodwill and related intangible assets. A comparison between our 2007 and 2008 impairment of goodwill is as follows:

			Variance
	2007	2008	Increase	%
Impairment of Goodwill and related intangible Assets	$0.00	$2,018,000	$2,018,000	100%

During 2008 we realized an impairment of goodwill related to our Radius subsidiary for a total amount of $1.66 million and an additional impairment to Radius' related intangible assets for a total amortized cost of $358,000.

Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2007 and 2008 software development expenses is as follows:

			Variance
	2007	2008	Increase	%
Software Development	$19,348,000	$21,849,000	$2,501,000	12.9%

We did not capitalize any software development costs in 2008 or 2007 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short. These costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in software development expenses from 2007 to 2008 derived from an increase in our personnel/workforce and related hiring costs, which were attributable mainly to (i) Fundtech India's efforts to enhance our US cash management product and (ii) the additional personnel that we added as a result of the acquisition of Accountis, Synergy and Troy.

Selling and Marketing. A comparison between our 2007 and 2008 selling and marketing expenses is as follows:

			Variance
	2007	2008	Increase	%
Selling and Marketing	$17,801,00	$20,130,000	$2,329,000	13.1%

The increase in selling and marketing expenses was primarily due to (i) additional selling and marketing personnel who joined us as a result of our acquisition of Accountis, Synergy and Troy, and (ii) increases in travel, marketing materials and promotion costs.

Provision for Doubtful Accounts. Management’s assessment for uncertainties of outstanding accounts receivable collectability is reflected in our provision for doubtful accounts. A comparison between our 2007 and 2008 provision for doubtful accounts is as follows:

			Variance
	2007	2008	Increase	%
Provision for Doubtful Accounts	$(134,000)	$753,000	$887,000	662%

The large increase in doubtful accounts related to our taking a more conservative approach in reserving for doubtful trade receivables due to the current uncertainty in the market condition of the financial services industry.

General and Administrative. A comparison between our 2007 and 2008 general and administrative expenses is as follows:

			Variance
	2007	2008	Increase	%
General and Administrative	$13,553,000	$17,115,000	$3,562,000	26.3%

The increase relates to higher headcount and related expenses.  In addition, the increase reflects an increase in professional fees, travel and administrative costs due to our acquisition of additional subsidiaries in 2008.

Financial Income, Net. A comparison between our 2007 and 2008 financial income, net is as follows:

			Variance
	2007	2008	Decrease	%
Financial Income, net	$2,197,000	$48,000	$2,149,000	97.8%

The decrease in net financial income resulted primarily from foreign currency fluctuations.  The decrease also reflects a lower average interest rate on the financial instruments that we held in 2008 compared to 2007 due to (i) maturity of long term marketable securities and (ii) generally lower short term rates.

Income Taxes. A comparison between our 2007 and 2008 income tax expense is as follows:

			Variance
	2007	2008	Decrease	%
Income Taxes	$1,207,000	$1,100,000	$107,000	8.9%

The decrease with respect to income tax expense in 2008 derives in part from an immaterial decrease of $49,000 in current income tax expense.  An increase in deferred tax in Israel in 2008 created tax income of $940,000, which was offset in part by an increase in deferred tax expense of $784,000 from foreign operations (mainly from the US).

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues.

			Variance
	2006	2007	Increase	%

Total Revenues	$85,509,000	$104,634,000	$19,125,000	22.4%

The increase in revenues in 2007 was primarily attributable to (i) higher United States revenues from our cash management products, which were partially offset by a decline in Fundtech India revenues from cash management products, netting an increase of $3.6 million, (ii) higher revenues from our payments segment, which increased by $13.9 million, consisting of CLS initiatives that raised revenue by $3.4 million, Global PAYplus increases of $5.4 million and partial year revenues from Fundtech GmbH (acquired in February 2007) of $4.1 million and (iii) higher revenue from our BBP segment, which increased by $1.6 million, partially due to exchange rate changes.

Software License Fees. Software license fees consist primarily of revenues derived from software license agreements we enter into with our customers. A comparison between our 2006 and 2007 software license fees is as follows:

			Variance
	2006	2007	Increase	%
Software License Fees	$13,576,000	$19,741,000	$6,165,000	45.4%

The increase in license fees was primarily attributable to increases in (i) United States cash management license fees of $2.3 million, offset in part by a decline of $1.2 million in Fundtech India cash management license fees, (ii) BBP license fees of $0.5 million and (iii) payment license fees of $4.6 million, which included a Fundtech GmbH license fees increase of $1.7 million. See also Maintenance, Hosting and Services Fees immediately below.

Maintenance, Hosting and Services Fees. Maintenance, hosting and services fees include revenues derived from maintenance contracts, customizations and product installation, training, hosting and consulting fees. We generally receive a contract for maintenance and services at the time a contract for a software license is entered into. A comparison between our 2006 and 2007 maintenance, hosting and services fees is as follows:

			Variance
	2006	2007	Increase	%
Maintenance, Hosting and Services Fees	$71,933,000	$84,893,000	$12,960,000	18.0%

Our service fees increased by $5.9 million, primarily due to an increase in customers implementing our Global Payplus solution or existing customers seeking additional services, as well an increase of $1.1 million in our cash management services from new and existing customers.

Our hosting fees increased by $2 million, consisting of a BBP segment increase of $1 million, an increase of $0.5 million in our US payments operations and an increase of $0.5 million in our US cash management operations.

Our maintenance fees increased by $5.1 million, comprised of an increase of $4 million in our payments segment, $0.8 million in our cash management segment and $0.3 million in our BBP segment.

Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2006 and 2007 software license costs is as follows:

			Variance
	2006	2007	Decrease	%
Software License Costs	$604,000	$590,000	$14,000	2.3%

This decrease related solely to the presence of fewer embedded third party software component sales and lower sales of free standing third party modules.

Amortization of Capitalized Software Development Costs. A comparison between our 2006 and 2007 amortization of capitalized software development costs is as follows:

			Variance
	2006	2007	Decrease	%
Amortization of Capitalized Software Development Costs	$1,575,000	$394,000	$1,181,000	75.0%

This decrease reflects the completion of the amortization of the capitalized software development costs in connection with our Global PAYplus product. We began amortizing this product in the second quarter of 2002 over a five year period. The software was fully amortized by the end of March 2007.

Amortization of Other Acquired Intangible Assets. A comparison between our 2006 and 2007 amortization of other acquired intangible assets is as follows:

			Variance
	2006	2007	Increase	%
Amortization of Other Acquired Intangible Assets	$1,275,000	$1,387,000	$112,000	8.8%

The increase in amortization resulted from the partial year amortization of the newly acquired Fundtech GmbH assets which was partially offset by the decrease in amortization of BBP assets due to the completion of their amortization during 2007.

Maintenance, Hosting and Services Costs. Maintenance, hosting and services costs consist primarily of personnel and related expenses, voice and data expenses and other costs related to the provision of maintenance, hosting, and professional services. A comparison between our 2006 and 2007 maintenance, hosting and services costs is as follows:

			Variance
	2006	2007	Increase	%
Maintenance, Hosting and Services Costs	$34,726,000	$45,578,000	$10,852,000	31.3%

Maintenance costs increased by $2.0 million, which related directly to an increase in headcount in our support organizations. Services costs increased by $6.5 million, primarily related to the increased number of our personnel assigned to large bank cash management projects in the United States and payments projects offshore. The offshore services personnel costs were also impacted by fluctuations in home country currencies against the United States dollar. Hosting costs increased by $1.4 million, commensurate with the increased number of hosted customers. Others services costs, which are reimbursable expenses that are billed back to customers, increased by $894,000.

Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2006 and 2007 software development expenses is as follows:

			Variance
	2006	2007	Increase	%
Software Development	$16,710,000	$19,348,000	$2,638,000	15.8%

We did not capitalize any software development costs in 2007 or 2006 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short. These costs were expensed as incurred, as the amounts that could have been capitalized were not material to our financial position. The increase in software development expenses consisted primarily of (i) an increase of $1.4 million in costs for additional hiring to provide enhancements for our Global PAYplus product, and (ii) an increase of $1.2 million due to the retention of additional consultants to create enhancements to our United States cash management product.

Selling and Marketing. A comparison between our 2006 and 2007 selling and marketing expenses is as follows:

			Variance
	2006	2007	Increase	%
Selling and Marketing	$15,324,000	$17,801,000	$2,477,000	16.2%

The increase in selling and marketing expenses was primarily due to (i) our acquisition of Fundtech GmbH and (ii) increases in travel, promotional, and convention costs.

Provision for Doubtful Accounts. Management’s assessment for uncertainties relating to the collectability of outstanding accounts receivable is reflected in our provision for doubtful accounts. A comparison between our 2006 and 2007 provision for doubtful accounts is as follows:

			Variance
	2006	2007	Decrease	%
Provision for Doubtful Accounts	$430,000	$(134,000)	$564,000	131%

The significant decrease in the provision for doubtful accounts in 2007 reflected an increased confidence in collectability of customer accounts in 2007 and an increased emphasis on collections. We determine write off provisions on a case by case basis.

General and Administrative. A comparison between our 2006 and 2007 general and administrative expenses is as follows:

			Variance
	2006	2007	Increase	%
General and Administrative	$12,133,000	$13,553,000	$1,420,000	11.7%

The increase was primarily due to (i) the acquisition of Fundtech GmbH, (ii) increased hiring in the U.S and (iii) higher bonuses.

Financial Income, Net. A comparison between our 2006 and 2007 financial income, net is as follows:

			Variance
	2006	2007	Increase	%
Financial Income, net	$1,984,000	$2,197,000	$213,000	10.7%

The increase in net financial income was primarily due to an increase in the average cash and cash equivalent invested balances, as well as a higher average interest rate on the financial instruments that we held in 2007 compared to 2006.

Income Taxes. A comparison between our 2006 and 2007 income taxes is as follows:

			Variance
	2006	2007	Increase	%
Income Taxes	$964,000	$1,207,000	$243,000	25.2%

We experienced a tax increase in Israel, the United Kingdom and Switzerland that totaled $0.2 million in 2007 and a tax increase related to Fundtech GmbH that totaled $0.4 million. These increases were offset in part by a decrease in tax liability of $0.3 million in the United States, $0.1 million in India.

B.           Liquidity and Capital Resources.

We have financed our operations primarily through the sale of equity securities in an aggregate amount of approximately $139.7 million, including net proceeds from our 1998 initial public offering in an amount of approximately $29 million, proceeds from our follow-on 1999 public offering in an amount of approximately $92.3 million and grants from the Government of Israel, Office of the Chief Scientist to fund new product development. In addition, we raised $1.4 million from the exercise of employee options in 2008. As of December 31, 2008, working capital was $47.8 million, which included cash and cash equivalents, short term investments and marketable securities of $40.3 million.

Cash flows from operating activities. Net cash provided by operating activities amounted to $13.8 million for the year ended December 31, 2008 as compared to net cash provided by operating activities of $17.3 million for the year ended December 31, 2007 and $5.3 million for the year ended December 31, 2006. This decrease of $3.5 million from 2007 to 2008 reflects a decrease in our net income of $5.9 million, an increase in trade receivables, net, other account receivables and prepaid expenses of $11.3 million, offset by impairments of marketable securities, goodwill and other intangible assets of $2.7 million, an increase in depreciation and amortization, stock option compensation and accrued interest on marketable securities of $2.2 million and an increase in trade payables, deferred revenue, other payable and accrued expenses of $12.3 million, in the aggregate, compared to 2007. The increase of $12 million from 2006 to 2007 reflects an increase in net income of $3.4 million, a decrease in account receivables of $11.5 million, offset by a decrease in trade payables, deferred revenue, other payable and accrued expenses of $2.9 million.

Cash flows from investing activities. Net cash used in investing activities amounted to $14.8 million for the year ended December 31, 2008 as compared to $17.5 million for the year ended December 31, 2007 and $6.2 million for the year ended December 31, 2006.   During 2008, cash was used to fund the acquisitions of Synergy, Accountis and Troy as well as to pay additional amounts as per the terms of the acquisition agreements with Radius Partners and Fundtech GmbH in the aggregate amount of $17.2 million. Cash used in the purchase of property and equipment decreased by $0.1 million to $6.6 million for the year ended December 31, 2008 from $6.7 million for the year ended December 31, 2007. During 2007 we invested $7.5 million to fund the acquisition of Fundtech GmbH as well as to pay additional amounts as per the terms of the acquisition agreements with Radius Partners and Fundtech India. Purchases of property and equipment increased by $1.5 million to $6.7 million for the year ended December 31, 2007 from $5.2 million for the year ended December 31, 2006. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2009, our anticipated capital expenditures are $8 million - See Item 4, "Information on the Company", in the subsection titled "History and Development of the Company.”

Cash flows from financing activities. Net cash provided by financing activities was $0.8 million for the year ended December 31, 2008 as compared to $2.3 million for the year ended December 31, 2007 and as compared to net cash used in financing activities of $1.8 million in the year ended December 31, 2006. The decrease in cash provided by financing activities from 2007 to 2008 was primarily due to a decrease in cash proceeds from exercise of stock options of $0.9 million and the use, in 2008, of $0.7 million of cash for the repurchase of treasury stock. The increase in cash provided by financing activities from 2006 to 2007 was primarily due to an increase in proceeds from exercise of stock options in 2007, whereas we did not use cash for the purchase of Ordinary Shares as we had in 2006, as noted below.

On June 4, 2006, the Company’s Board of Directors authorized the Company to utilize up to $20 million to purchase Ordinary Shares from time to time on the open market. As of December 31, 2006, the Company had purchased a total of 299,383 shares. No shares were purchased during 2007. On November 11, 2008, the Company’s Board of Directors authorized the purchase of up to $10 million of our Ordinary Shares from time to time on the open market. As of December 31, 2008, the Company had purchased a total of 82,239 shares.

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

We completed our investment in accordance with our initial approved enterprise program on November 27, 1997. In 1998, we received approval for our first expansion program. In 2000, we received approval for our second expansion program and in 2005 we received approval for our third expansion program and in 2007 we submitted a request for an approval for our forth expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate, as mentioned above, for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income has been derived from the programs. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. See “Note 12 - Income Taxes” to our Consolidated Financial Statements included herein for additional information.

At December 31, 2008, we had net operating loss (“NOL”) carry forwards of approximately $43.1 million and $21.8 million in the United States and in Israel, respectively. The U.S. NOL carry forwards begin to expire in 2010 through 2025 and the Israeli NOL carry forwards have no expiration. See Note 12 to the Consolidated Financial Statements.

C.           Research and Development, Patents and Licenses, etc.

During 2008, we expended $21.8 million in current expense charges related to the development of our software with no capitalized costs. During 2007 and 2006, $19.3 million and $16.7 million, respectively, in current expense charges were expended by us for our software, with no capitalized costs. There were no grants by the Office of the Chief Scientist to us in 2006, 2007 or 2008.

D.           Trend Information.

Our trends are disclosed above in the “Overview” subsection of this Item 5, “Operating and Financial Review and Prospects”.  Additional, industry-wide trend information that may have an impact on our revenues, income from continuing operations and profitability is described above under “Industry Background” in the “Business Overview” subsection of Item 4, “Information on the Company” and in the “Risk Factors” subsection of Item 3, “Key Information.”

E.           Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2008, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$8,809,000	$2,896,000	$4,289,000	$1,624,000	$-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management.

The following table lists the names and ages of the current directors and executive officers:

NAME	AGE	POSITION
Avi Fischer	52	Chairman of the Board of Directors
Gideon Argov	52	Vice-Chairman of the Board of Directors
Reuven Ben Menachem	48	Chief Executive Officer, Director
Robert Cobuzzi	68	Director
Gerald Dogon	69	Director
Yaffa Krindel	54	Director
Stanley Stern	52	Director
Gil Weiser	67	Director
Peter Radcliffe	59	Director
Michael Sgroe	53	President & Chief Operating Officer
Joseph J. Aulenti	63	Executive Vice President, General Counsel and Secretary
Yoram Bibring	51	Executive Vice President, Chief Financial Officer
Joseph P. Mazzetti	68	Executive Vice President, Corporate Development

Avi Fischer was elected to serve as Chairman of the Board of Directors of Fundtech on February 17, 2009.  Since June 2003, Mr. Fischer has served as Co-Chief Executive Officer of Clal Industries and Investments (CII), a conglomerate that divides its investments into three distinct segments: core industrial holdings, venture capital, and biotechnology.  He also serves as the Deputy Chairman of IDB Group in the Bio-Tech sector.  IDB Group is one of Israel’s largest holding companies.  Prior to and for a period of time after joining CII, from January 1999 to December 2004, Mr. Fischer was a managing partner of Fischer Behar Chen Well Orion & Co., one of Israel’s leading law firms. Mr. Fischer is a co-founder of the Ganden Group, a leading holding concern with interests in real estate, tourism and aviation.  Mr. Fischer currently serves on the boards of numerous Israeli companies, including: Ganden Holdings Ltd., Ganden Tourism and Aviation, private companies and on the boards of the following publicly traded companies: Clal Biotech Ltd. (TASE: CBI), , Makhteshim Agan Industries Ltd. (TASE: MAIN), Koor Industries Ltd. (TASE: KOR), American Israeli Paper Mills Ltd.(TASE & AMEX: AIPM) Elron Ltd. (TASE & NASDAQ: ELRN) and GVT Brazil (BOVESPA: GVTT3). In addition, Mr. Fischer also serves as the Co-Chairman of “Matan – Your Way to Give”, Israel’s largest Philanthropists organization.  He is a Lieutenant Colonel (reserves) in the armored corps of I.D.F. Mr. Fischer has earned an L.L.B. from the Tel-Aviv University and was a faculty member at the Tel-Aviv University Law School in 1983.

Gideon Argov was elected Vice-Chairman of the Board of Directors on February 17, 2009.  Prior to such time, Mr. Argov served as Chairman of our Board of Directors, commencing in July 2003. Mr. Argov is currently serving as the President and Chief Executive Officer of Entegris, Inc., a materials integrity management leader in high technology. From 2001 to November 2004, he was the Managing Director, Operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham, Massachusetts. Presently, he serves on the boards of Entegris, Inc., Interline Brands, Inc. and X-Rite Inc. Mr. Argov has earned an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

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

Peter Radcliffe was elected to serve as a director of Fundtech on December 20, 2008. Mr. Radcliffe is currently Chairman of Accountis Limited, a UK private company specializing in Electronic Invoice Presentment and Payment, acquired by Fundtech in February 2008. Mr. Radcliffe serves on the boards of several companies, Monitise, the provider of mobile banking on cell phones and Finance Wales the main Venture Capital provider of Wales. Mr. Radcliffe was the Global Head of ATM Channel Management, NCR, 1999 to 2004. From 1993 to 1997 he worked for First Data Corporation, initially as Director of Operations and Business Development Europe, before promotion to MD Asia Pacific based in Hong Kong. Between 1990 and 1993 he was Director of Banking and Money Transmission at the just demutualised bank Abbey National (now part of Santander). Mr. Radcliffe is a Fellow of the Chartered Institute of Bankers.

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

Arrangements for the Election of Directors

Avi Fischer, who was elected by our Board of Directors to the position of Chairman of the Board in February 2009, is a director and Co-Chief Executive Officer of CII, the beneficial owner of 8,797,398 of our Ordinary Shares (constituting approximately 53.6% beneficial ownership of our outstanding share capital).  In addition, Peter Radcliffe, who serves on our Board, also serves as Chairman of Accountis Limited, a company that we acquired in February 2008 and that is our wholly owned subsidiary.  Other than as described immediately above, there are no arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such.  There are furthermore no family relationships among any such directors or members of our senior management.

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

The aggregate remuneration we paid for the year ended December 31, 2008 to our directors and executive officers as a group was $2,382,895 in salaries and bonuses, inclusive of the retainer payments to directors as described below. In addition, certain officers are provided a car allowance, the aggregate cost of which (for all such officers combined) totaled $88,167 for 2008. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers.

In December of 2007, our shareholders approved payment of an annual retainer of $25,000 to non-employee directors for future annual periods, beginning January 1, 2008, payable on a quarterly basis of $6,250 per quarter, provided that any such quarterly payment for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committee meetings (in which such non-employee director is a member) held during such quarter. In addition, shareholders approved that the Chairman of the Board of Directors shall be entitled to an additional annual payment of $25,000, payable on a quarterly basis of $6,250 per quarter, and the Chairman of the Audit Committee of the Board of Directors (provided that such Chairman is not an external director under the Companies Law (as described below in subsection C of this Item 6)) shall be entitled to an additional annual payment of $10,000 payable on a quarterly basis of $2,500 per quarter, provided that any such quarterly payment(s) for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committee meetings (in which such non-employee director is a member) held during such quarter, and the Chairmen of the Compensation and Nominating Committees shall be entitled to an additional annual payment of $5,000 payable on a quarterly basis of $1,650 per quarter, provided that any such quarterly payment(s) for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter. This authorization remains in effect during 2009, but the directors have voluntarily agreed to reduce their cash compensation by 27% to 30%. The shareholders also approved the grant of either 4,500 restricted shares of 13,500 stock options to Mr. Argov and of 2,250 restricted shares or 6,750 stock options to each other non-employee director.

All directors are reimbursed for their reasonable expenses for each Board of Directors meeting attended. For our external directors, such reimbursement is made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion set forth under “External Directors,” in subsection C of this Item 6.

Directors Compensation

The sole compensation paid to directors for attending meetings of the Board of Directors or committee meetings of the Board of Directors is the retainer described above. We also reimburse directors for their reasonable travel expenses. Subject to shareholder approval for each of the proposed grants, directors also receive options to purchase Ordinary Shares or restricted share grants as noted below.

Option or Restricted Share Grants in Last Fiscal Year

During 2008, options to purchase 186,500 Ordinary Shares and 82,584 shares of restricted stock were granted to our directors and executive officers.  The exercise price of these options was $7.81 per share for both directors and officers, with vesting over a one to three year period.  All options and restricted shares were granted pursuant to our 2005 Plans (as defined below).  Options granted under the 2005 Plans expire 10 years from the date of grant.

Board Practices.

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Avi Fischer	Chairman	February 17, 2009	2009 Annual Meeting
Gideon Argov (2)(5)	Vice Chairman	February 17, 2009	2009 Annual Meeting
Reuven Ben Menachem	Chief Executive Officer, Director	October 28, 2002	2009 Annual Meeting
Stanley Stern (2)(3)	Director	July 22, 2003	2009 Annual Meeting
Yaffa Krindel (2)(4)	Director	February 12, 2004	2009 Annual Meeting
Gil Weiser (2)(4)(5)	Director	October 28, 2002	2009 Annual Meeting
Robert Cobuzzi (1)(2)(3)(4)(6)	Director	December 20, 2007	2010 Annual Meeting
Gerald Dogon (1)(2)(3)(5)(7)	Director	December 20, 2007	2010 Annual Meeting
Peter Radcliffe	Director	December 20, 2008	2009 Annual Meeting
Joseph Aulenti	Executive Vice President, General Counsel and Secretary	October 1, 2002	Not Applicable
Yoram Bibring	Executive Vice President, Chief Financial Officer	September 6, 2001	Not Applicable
Joseph P. Mazzetti	Executive Vice President, Corporate Development	June 1, 2001	Not Applicable
Michael Sgroe	President & Chief Operating Officer	June 1, 2001	Not Applicable

(1) External Director under the Companies Law.
(2) NASDAQ Independent Director.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) Member of the Nominating Committee.
(6) Mr. Cobuzzi was elected for a three year term as an external director on December 20, 2007.
(7) Mr. Dogon was elected for a three year term as an external director on December 20, 2007.

Our Articles of Association (the “Articles of Association”), provide that, unless otherwise resolved by a resolution of a general meeting of our shareholders, our Board of Directors shall consist of not less than five and not more than nine directors. Officers serve at the discretion of the Board of Directors.

Prior to every annual meeting, the Board of Directors selects a panel of between five and nine persons to be proposed to the shareholders of Fundtech for election as directors. Such individuals, if elected, serve as directors until the next annual meeting. The above does not apply to the nomination of “external” directors under the Companies Law, as explained below. Except for such nominees, no panel of candidates for a directorship may be proposed at an annual meeting unless shareholders holding at least 10% of our issued and outstanding shares who are entitled to attend and vote at a meeting deliver to Fundtech a proper notice in writing, stating that such shareholders intend to propose candidates for such directorships instead of the nominees proposed by the Board of Directors. The directors, other than the “external” directors under the Companies Law, are elected by a resolution at every annual meeting, for a term of office which shall end upon the convening of the first annual shareholder meeting held after the date of their election.

The Articles of Association provide that a director may appoint, by written notice to Fundtech, any individual to serve as an alternate director, subject to the provisions of the Companies Law. Any of our residing directors cannot serve an as alternate director for any of the other directors. Any alternate director has all of the rights and obligations of the appointing director except the power to appoint an alternate for himself or herself. Unless the period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for a period of time concurrent with the term of the appointing director.

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

Our external directors are required to possess professional qualifications as set forth in the regulations promulgated under the Companies Law. In addition, our Board of Directors is required to determine how many of our directors must have financial and accounting expertise. In determining such number, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that if we have an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission (the “SEC”) that has the requisite financial sophistication as defined by the NASDAQ Marketplace Rules and regulations (the "NASDAQ rules") and is independent within the meaning of the independent director standards of the NASDAQ rules and the SEC rules, then our external directors are only required to possess requisite professional qualifications.

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

Robert Cobuzzi and Gerald Dogon currently serve as our “external” directors within the meaning prescribed by the Companies Law. Their current term of office ends after our 2010 annual shareholder meeting.

Independent Directors Under NASDAQ Rules

Our Ordinary Shares are listed for quotation on the NASDAQ Global Market and are subject to the NASDAQ rules applicable to listed companies. Under the NASDAQ rules, we are required to appoint a sufficient number of independent directors for them to constitute a majority of our Board of Directors. The independence standard under the NASDAQ rules excludes, among other disqualifying factors, any person (i) who is an officer or employee of the Company or its subsidiaries, or (ii) that our Board of Directors believes has a relationship that would interfere with such individual’s independent judgment as a director. Additional circumstances that preclude an individual from serving as an independent director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation in excess of $120,000 per annum.

Gideon Argov, Robert Cobuzzi, Gerald Dogon, Yaffa Krindel, Stanley Stern and Gil Weiser qualify as independent directors and meet the independence standard of the NASDAQ rules, thereby providing us with a majority of independent directors on our Board of Directors.

Audit Committee

Pursuant to the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors elected as such in accordance with the requirements of the Companies Law. The audit committee may not include the Chairman of the Board of Directors, any director we employ or any director who provides significant services to us on a regular basis or a controlling shareholder or his relative. The roles of our Audit Committee under the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law.

Under the NASDAQ rules, we are required to form an Audit Committee consisting of at least three independent directors. In addition, NASDAQ requires that the members of the Audit Committee (a) not have any relationship to the Company that may interfere with the exercise of their independence, and (b) must be financially literate.

Under the NASDAQ rules and the Sarbanes-Oxley Act of 2002, our Audit Committee (i) has the sole authority and responsibility to select, evaluate, and, where appropriate, replace our independent auditors, (ii) is directly responsible for the appointment, compensation and oversight of the work of the independent auditors for the purpose of preparing its audit report or related work, and (iii) is responsible for establishing procedures for (A) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (B) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Audit Committee is required to consult with management but may not delegate these responsibilities.

In addition to such functions as the Audit Committee may have under the Companies Law or under the NASDAQ rules, the primary purpose of our Audit Committee is to assist our Board of Directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of our financial statements. The Audit Committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results.

The Audit Committee must observe the independence of our external auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, recommend the replacement of our external auditors. In addition, the Audit Committee is responsible for pre-approving all services provided to us by our external auditors.

In discharging its oversight role, our Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose. The Audit Committee has a separate budget to fund its retention of such outside assistance. The Audit Committee has also adopted a charter in accordance with the NASDAQ rules.

The members of the Audit Committee for the fiscal year ended December 31, 2008 were Stanley Stern, Chairman, Robert Cobuzzi and Gerald Dogon, each of whom is an independent director, as determined under the NASDAQ rules and SEC rules. Mr. Cobuzzi qualifies as a financial expert under the Sarbanes-Oxley Act of 2002. For 2009, the Audit Committee will consist once again of Stanley Stern, Chairman, Robert Cobuzzi and Gerald Dogon. Mr. Cobuzzi has been designated as the financial expert under the Sarbanes-Oxley Act of 2002.

Compensation Committee

In addition to our Audit Committee, our Board of Directors has furthermore created a Compensation Committee consisting solely of independent directors, in accordance with NASDAQ rule requirements.  The members of the Compensation Committee for the fiscal year ended December 31, 2008 were Yaffa Krindel, Chairman, Robert Cobuzzi and Gil Weiser. No member of the Compensation Committee is an officer or employee of the Company and each is an independent director, as determined under the NASDAQ rules. As required under the NASDAQ rules, which require that this committee be responsible for setting and approving salaries for our executive officers, the responsibilities of the Compensation Committee include administering our stock plans and approving the compensation of our executive officers. For 2009, the Compensation Committee will consist once again of Yaffa Krindel, Chairman, Gil Weiser and Robert Cobuzzi.

Nominating Committee

In accordance with the NASDAQ rules, which require our Board of Directors to appoint a wholly independent nominating committee that is responsible for the nomination of directors, our Board of Directors established our Nominating Committee in 2004. Its members during 2008 were Gil Weiser, Chairman, Gideon Argov and Gerald Dogon, each of whom is an independent director, as determined under the NASDAQ rules. The Nominating Committee is responsible for making recommendations with respect to (i) the nomination by the Board of Directors of qualified candidates to serve as our directors, (ii) Board committee assignments and (iii) chair appointments. The Nominating Committee has adopted a charter, as well as policies and procedures governing its activities. The committee has also adopted and published policies and procedures governing communications from shareholders or other interested parties to our Board of Directors. For 2009, the Nominating Committee will consist once again of Gil Weiser, Chairman, Gideon Argov and Gerald Dogon.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The duty of the internal auditor is to examine, inter alia, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. We have appointed BKR Yarel, Haguel & Co., as our internal auditor.

Disclosure Committee

A Disclosure Committee consisting solely of Company employees was established in 2004 under the auspices of our Audit Committee to assist the Chief Executive Officer and Chief Financial Officer with monitoring developments within the Company and with the preparation of annual and quarterly reports. The committee is chaired by the General Counsel and has members from the finance, operations and marketing departments as well as from our BBP, Fundtech GmbH and Fundtech India subsidiaries. Meetings are held periodically as warranted. The committee has also adopted and published policies and procedures governing its activities. The charter of the committee was approved by our Audit Committee. No directors serve on the committee.

Employees

The following table summarizes the main category of activity and geographic location of our employees as of December 31, 2008:

	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	128	70	40	41	279
Israel	66	101	0	12	179
Switzerland	33	19	9	10	71
United Kingdom	16	19	7	10	52
Australia	3	0	0	0	3
India	215	110	8	35	368
Germany	6	4	2	3	14

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

As a general practice, which became legally required in May 2006, we contribute funds on behalf of most of our full-time employees in Israel to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee, provides for payments to the employee upon retirement or death and secures severance pay, if any, to which the employee is legally entitled upon termination of employment. The remaining part of this obligation is presented on our balance sheet as a provision for severance pay. See Note 2(l) to our Consolidated Financial Statements included herein.

Our Fundtech India subsidiary, as required by Indian regulations, provides a severance payment to any employee who resigns after working for five years with Fundtech India. This obligation, the valuation of which is carried out by an independent actuary, is reflected on the Fundtech India balance sheet.

We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Israel, the United Kingdom, Switzerland, Australia, Singapore, India and Germany. Compliance with these laws has not been a material burden for us. If the number of our employees increases over time, our compliance with these regulations could become more burdensome.

Share Ownership of Management and Directors

Security Ownership of Directors, Senior Management and Certain Key Employees

As of April 15, 2009, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was as follows:

Owner:	No. of Ordinary Shares:
Avi Fischer	Beneficially owns less than one percent (1)
Gideon Argov	Beneficially owns less than one percent.
Reuven Ben Menachem	461,794 (2.8%)
Robert Cobuzzi	Beneficially owns less than one percent.
Stanley Stern	Beneficially owns less than one percent.
Gil Weiser	Beneficially owns less than one percent.
Gerald Dogon	Beneficially owns less than one percent.
Yaffa Krindel	Beneficially owns less than one percent.
Peter Radcliffe	Beneficially owns less than one percent.
Joseph J. Aulenti	Beneficially owns less than one percent.
Yoram Bibring	Beneficially owns less than one percent.
Joseph P. Mazzetti	Beneficially owns less than one percent.
Michael Sgroe	337,268 (2.1%)
Total	1,153,840 (7.0%)

(1)           Excludes shares beneficially owned by Clal Industries and Investments Ltd. (for which Mr. Fischer serves as Co-Chief Executive Officer), with respect to which Mr. Fischer disclaims beneficial ownership.

Beneficial ownership by a person, as of a particular date, is determined in accordance with the rules of the SEC and includes Ordinary Shares that are issuable upon the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date and all restricted shares that will complete a vesting schedule (and/or be released from relevant restrictions) within 60 days of such date. Applicable percentage ownership in the table set forth above is based on 16,425,442 Ordinary Shares outstanding as of April 15, 2009.  No director, other than Mr. Fischer, is affiliated with a major shareholder.  In addition, none of the shares held by our directors or members of management possesses different voting rights than shares held by any of our other shareholders.

As of May 15, 2009, options to purchase up to 993,859 Ordinary Shares were outstanding and 540,249 restricted shares have been granted to our directors and executive employees under our 2005 Plans. The weighted average exercise price of such options was $7.90 per share.  Among such options and restricted shares, options to purchase 654,364 Ordinary Shares and 149,572 Restricted Shares granted to our directors and executive employees are currently exercisable or will become exercisable within 60 days of April 15, 2009.

Equity Compensation Plans

Fundtech had initially established two plans for granting share options to our employees and one plan for granting share options to our directors: the Fundtech Limited 1997 Israeli Share Option Plan for the Employees of Fundtech Ltd. (the “1997 Plan”); the Fundtech Ltd. 1999 Employee Option Plan (the “1999 Option Plan”); and the Fundtech Ltd. Directors’ Option Plan (the “Directors’ Option Plan”). The 1997 Plan has expired. On December 21, 2005, our shareholders approved the adoption of two new equity plans, the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (the “2005 Plans,” and together with the 1997 Plan, the 1999 Option Plan and the Directors' Option Plan, the “Company Option Plans”), which are discussed below.

Under the Company Option Plans, options to purchase our Ordinary Shares or restricted shares may be granted to the officers, directors, employees or consultants of the Company or of any of our subsidiaries.  Pursuant to the Company Option Plans, a total of 4,892,815 options and restricted shares have been allocated for grant to employees and directors of Fundtech and its subsidiaries; for each option outstanding, an equivalent underlying Ordinary Share has been reserved for issuance upon the exercise thereof. As of December 31, 2008, an aggregate of 2,060,312 of the options and restricted shares granted under the Company Option Plans remained outstanding, 1,598,776 of the options granted had been exercised, and 848,722 shares or options remain available to be granted.

1999 Option Plan

The 1999 Option Plan was adopted in September 1999. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1999 Option Plan at the time of the grant. Options granted under this plan generally vest over a period of four years from the date of grant. As of December 20, 2005, 3,155,815 Ordinary Shares were reserved under, and allocated to, the 1999 Option Plan. Of the 3,155,815 options available for grant under the 1999 Option Plan, as of December 20, 2005, 2,131,521 options were outstanding and 232,306 options had been exercised. By authorization of the shareholders granted on December 21, 2005, the remaining 391,988 options available for grant under the 1999 Option Plan were transferred to the 2005 Plans and no options remain available for grant thereunder.   As of May 1, 2009, 1,731,562 options remain outstanding under the 1999 Option Plan.

Directors’ Option Plan

The Directors’ Option Plan was adopted in May 1998. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the Directors’ Option Plan at the time of the grant. The options granted under the Directors’ Option Plan generally vest over a period between one and two years and expire five years from the date of grant. By authorization of the shareholders granted on December 21, 2005, the remaining 130,000 options available for grant under the Directors' Option Plan were transferred to the 2005 Plans and no options remain available for grant thereunder.

2005 Plans

On December 21, 2005, the shareholders of the Company approved the adoption of the 2005 Plans. The 2005 Plans as adopted did not increase the maximum number of the Company's Ordinary Shares that may be issued under the Company's option plans. Rather, the Company transferred the aggregate number of Ordinary Shares that were available for issuance (as of the date on which the 2005 Plans were adopted) under the Company’s 1999 Employee Stock Option Plan and the Director’s Option Plan (the “Previous Plans”) to the 2005 Plans. Any options that remain available for grants under the Previous Plans are now available for subsequent grants of awards under the 2005 Plans. In addition, if any outstanding award under the Previous Plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Plans. On December 20, 2007 and December 18, 2008, our shareholders approved the allocation of an additional 300,000 shares and 1,000,000 shares, respectively, to the 2005 Plans. The cumulative number of shares that may be issued under the 2005 Plans, inclusive of any award or grant under the Previous Plans, may not exceed 4,892,815 shares. Grants under the 2005 Plans vest over periods of between one and four years. As of April 15, 2009, 893,252 restricted shares have been granted under the 2005 Plans. As of May 15, 2009, 915,752 restricted shares and 222,500 options have been granted under the 2005 Plans.

Administration of Our Equity Compensation Plans

The Compensation Committee of the Board of Directors administers the Company Option Plans. Under such plans, the Compensation Committee of the Board of Directors has the authority to set the exercise price of options that are granted. The Compensation Committee also determines the vesting schedule for option and restricted share grants. Restricted share grants and stock option grants to directors are also approved by the Audit Committee of the Board of Directors, the Board of Directors and the shareholders.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders.

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of April 15, 2009, for each person or group that we know owns 5% or more of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of the SEC and include any Ordinary Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days. Applicable percentage ownership in the table set forth below is based on 16,425,442 Ordinary Shares outstanding as of April 15, 2009.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE BENEFICIALLY OWNED

Clal Industries and Investments Ltd.(1)	8,797,398	53.6%
Cannell Capital LLC(2)	1,429,921	8.7%
All directors and executive officers as a group (13 persons)	1,153,840	7.0%

1.
Clal Industries and Investments Ltd., or “Clal”, is an Israeli corporation and is controlled by IDB Development Corporation Ltd., or “IDBD”, which, in turn, is controlled by IDB Holding Corporation, or “IDBH”, all of which companies are considered part of the IDB group.

Based upon publicly available information, as at April 15, 2009, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden”, a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, which holds 37.73% of the equity and 37.76% of the voting power in IDBH; (ii) Manor Investments - IDB Ltd., or “Manor”, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal), which holds 10.39% of the equity and 10.40% of the voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat”, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD and a director and co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal), which holds 10.34% of the equity and 10.35% of the voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, holds 17.53% of the equity and 17.55% voting power in IDBH; (b) Ganden holds a further 6.71% of the equity in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds 3.03% of the equity of and voting power in IDBH; (d) Avraham Livnat Ltd., the parent company of Livnat, holds 3.09% of the equity of and voting power in IDBH; and (e) Ms. Bergman owns, through a private company which is wholly owned by her, approximately 4.23% of the equity and voting power of IDBH.

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

2.
 As of December 31, 2008, Anegada Master Fund Limited (“Anegada”), Tonga Partners, L.P. (“Tonga Partners, L.P. (“Tonga”) and Tonga Partners QP, L.P. (“TongaQP”, and collectively with Anegada and Tonga, the “Funds”) owned in the aggregate 1,429,921 of our Ordinary Shares,  Cannell Capital LLC acts as the investment adviser to Anegaa and is the general partner of and investment adviser to Tonga and Tonga QP.   Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC.  As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.  Mr. Cannell is deemed to beneficially own 1,429,921 shares, or approximately 8.79% of the shares deemed issued and outstanding.

16,676,685 of our Ordinary Shares (of which 12,688,996 are in CEDE accounts), constituting 76% of our outstanding Ordinary Shares, are held by record holders located in the United States.  48 record holders are located in the United States. We have determined that in excess of 63% of our Ordinary Shares are beneficially owned by non-United States persons.

During the period between December 14, 2004 and April 7, 2008, Clal purchased 3,481,527 Ordinary Shares, increasing its percentage ownership from 36.3% to 42.3%.  2,104,720 additional shares were purchased by Clal and its affiliate IDB during the remainder of 2008 pursuant to its tender offer, as described immediately below.

On March 5, 2008, Clal initiated a tender offer seeking to purchase up to 2,338,686 shares of the Company at a per share price of $12.50. On April 8, 2008, Clal announced that it had received tenders of 2,104,720 shares. Upon consummation of the share purchases, Clal’s share holdings increased to 8,797,398 (constituting 53.6% of our outstanding share capital, or 57.9%, when taken together with 98,498 Ordinary Shares held by its affiliate IDB Development Corporation, Ltd.).

Cannell Capital LLC first reported purchasing Ordinary Shares in 2002. Cannell’s ownership was reported at 2,527,826 Ordinary Shares (17.4%) on December 31, 2003, decreased to 2,280,800 (15.1%) Ordinary Shares as of June 14 2006, increased to 2,800,000 Ordinary Shares (17.5%) as of February 15, 2007, decreased to 2,056,597 Ordinary Shares (12.8%) as of February 15, 2008, and decreased once again to 1,429,921 (8.7%) as of December 31, 2008.

Our major shareholders do not have voting rights that differ from those of our other shareholders.

Related Party Transactions

Directors and Officers' Insurance

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

Our directors and officers insurance policy is competitively bid for each year through brokers operating in the United States and Israel.  As part of this process, bids were solicited by our Israeli broker from major carriers, inclusive of Clal Insurance Ltd., which is owned by Clal Industries and Investments Ltd., our largest shareholder.  The Clal proposal was the most economical and provided coverage equivalent to every other bidder, and we therefore accepted it for the current, 2009 year.  This transaction, made in the ordinary course of business and with a premium cost substantially below one percent (1%) of our revenues, was approved by our management in accordance with our policy for approval of related party transactions.

Indemnification

Our shareholders have approved our entering into undertakings to indemnify in advance our directors and office holders for the breach of their duty of care to the fullest extent permitted by the Companies Law, and entering into indemnification agreements with our directors.

Under Section 260 of the Companies Law, we are entitled to undertake in advance to indemnify an office holder for the breach of his or her duty of care, provided that the articles of association of the Company permit such indemnification in advance (our Articles of Association, as amended at our 2007 annual meeting, so permit) and further provided that such indemnification shall be limited to the type of events that, in the discretion of the board of directors of the Company, may be anticipated at such time of undertaking and that such undertaking shall be limited to an amount or standard which the Board of Directors deems reasonable in light of the applicable circumstances. This allowance for indemnification is specifically limited in its scope by Section 263 of the Companies Law, which provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any liability incurred as a result of the following: (a) a breach by the office holder of his or her fiduciary duty unless he or she acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; (b) a breach by the office holder of his or her duty of care if such breach was done intentionally or recklessly; (c) any act or omission done with the intent to derive an unlawful personal benefit; or (d) any fine levied against such office holder. In addition, under Section 259 of the Companies Law a company may exempt an office holder from his or her duty of care to the company, in whole or in part and subject to the limitations of Section 263 of the Companies Law described above, provided that such actions are authorized by the Company’s articles of association (our Articles of Association, as amended at our 2007 annual meeting, so authorized).

Fees and Reimbursement of Expenses for Members of the Board of Directors.

Our members of the Board of Directors are entitled to compensation and reimbursement of expenses for their services to the Company. See Item 6 above.

Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information.

The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2006, 2007 and 2008, together with the report of our independent auditors thereon, are presented under Item 18 of this annual report:

Report of Independent Auditors	F-1 – F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Statements of Changes in Shareholders’ Equity	F-5 – F-6

Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-42

Legal Proceedings

We are not a party to any litigation or legal proceeding of a material nature, either in Israel or abroad, and are not aware of any other pending or threatened litigation that we believe may have a material adverse effect on us or our business.

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders. We intend to retain all future earnings for use in the development of our business and do not anticipate paying cash dividends in the foreseeable future. If we declare cash dividends, they could be taxable to the recipient. Because we have received benefits under Israel's Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”), payment of cash dividends during the exemption period granted under the Investment Law will subject that portion of our income derived from the Approved Enterprise status granted to us under the Investment Law to Israeli taxes to which the income would not otherwise be subject. We intend to reinvest the amount of the tax-exempt income derived from our “Approved Enterprises” status permanently and not to distribute such income as dividends.

Under the Israeli Companies Law, dividends may be paid by an Israeli company only out of its profits, as defined in such law. Under our Articles of Association, the authority to declare dividends is vested in our Board of Directors. In the event we pay dividends, it is anticipated that any dividends paid to non-residents of Israel would be paid in NIS.

Significant Changes.

None

ITEM 9 THE OFFER AND LISTING.

Market and Price Information.

Our Ordinary Shares are listed on the NASDAQ Global Market under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

	HIGH	LOW
Five most recent full financial years:
2004	9.90	6.26
2005	11.23	8.09
2006	12.94	8.72
2007	17.78	11.33
2008	15.20	6.14

Quarterly information for two most recent years and subsequent quarters:
2007
First Quarter	14.13	11.33
Second Quarter	16.00	14.16
Third Quarter	17.59	14.25
Fourth Quarter	17.78	13.05

2008
First Quarter	13.37	9.68
Second Quarter	14.85	11.51
Third Quarter	15.20	13.01
Fourth Quarter	14.15	6.14

2009
First Quarter
U.S.	8.86	5.00
TASE	3,499	2,100

Most recent six months
December 2008	9.30	6.14
January 2009	7.25	5.80
February 2009	6.44	5.00
March 2009	8.86	5.97
April 2009	9.50	7.26
May 2009	9.79	8.63

On May 15, 2009, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ Global Market, was $8.87 per share. As of May 15, 2009, we had 86 shareholders of record. We believe that the number of beneficial owners of the Ordinary Shares is approximately 5,585.

Since August 19, 2003, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.

	HIGH		LOW
Most recent full financial years:
2004	NIS	46.38	NIS	28.39
2005		50.77		36.1
2006		58.88		39.21

Quarterly information for two most recent years and subsequent quarters:
2007
First Quarter	NIS	59.09	NIS	45.41
Second Quarter		63.21		59.29
Third Quarter		70.00		60.35
Fourth Quarter		71.65		37.48

2008
First Quarter	NIS	51.52	NIS	37.48
Second Quarter		49.90		38.68
Third Quarter		53.93		42.31
Fourth Quarter		46.10		23.57

2009
First Quarter

Most recent six months
December 2008		36.03		24.11
January 2009		28.30		23.90
February 2009		24.99		21.23
March 2009		34.99		26.02
April 2009		41.31		34.12
May 2009		40.29		35.41

As of May 15, 2009, the exchange rate of the NIS to the U.S. Dollar was $1= 4.14 NIS.

ITEM 10. ADDITIONAL INFORMATION

Share Capital.

Not Applicable.

Memorandum and Articles of Association

Register

The Company’s registration number at the Israeli registrar of companies is 52-004375-3.

Company’s objectives

The Company’s objectives, as set forth in our Articles of Association, are to carry on any business and do any act which is not prohibited by law. We may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

Directors

Any director is entitled to vote in a meeting of our Board of Directors, except that a director who has a personal interest in an “extraordinary transaction” (as defined below), which is considered at a meeting of our Board of Directors, may not be present at such meeting or vote on such matter. An “extraordinary transaction” is defined in the Companies Law as a transaction that is either (i) not in the ordinary course of business; (ii) not on market terms; or (iii) that is likely to have a material impact on the Company’s profitability, assets or liabilities.

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

Our business is managed by our Board of Directors, which may exercise all such Company powers and perform on our behalf all such acts as are not, by the Companies Law or by our Articles of Association, required to be exercised or performed through a general meeting of our shareholders. Our Articles of Association provide that the Board of Directors may from time to time, at its discretion, cause us to borrow or secure the payment of any sum or sums of money for the Company’s purposes, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking of the whole or any part of our property, both present and future, including its uncalled or called but unpaid capital for the time being.

There is no age limit as to the ability of individuals to serve as members of our Board of Directors.

A director is not required to hold our shares as a condition to his or her nomination or election as a director.

Rights Attached to our Ordinary Shares

All dividends (if any) declared by our Board of Directors shall be declared and paid in proportion to the amount paid up on account of the nominal value of the Ordinary Shares in respect of which the dividend is being paid. As regards to Ordinary Shares not fully paid throughout the period in respect of which the dividend is paid, dividends in respect thereto shall be apportioned and paid pro rata according to amounts deemed under our Articles of Association to be paid up on account of the nominal value of such shares during any portion or portions of the period in respect of which the dividend is paid.

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

Upon liquidation, all available surplus, after payments of all debts, shall be distributed to the holders of our Ordinary Shares on a pro-rata basis.

Changes to Rights Attached to our Shares

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

General Meetings

We are required to hold an annual general shareholders meeting once in every calendar year within a period of not more than fifteen (15) months after the last preceding annual general shareholders meeting. All general shareholders meetings other than the annual general shareholders meeting are deemed to be special shareholders meetings. Our Board of Directors may call a general shareholders meeting whenever it sees fit, and, under the Companies Law, is required to call a general shareholders meeting upon a demand in writing by (i) a shareholder or shareholders holding at least 5% of the outstanding shares and 1% of the voting rights in the Company or (ii) a shareholder or shareholders holding at least 5% of the voting rights in the Company. Subject to applicable law and regulations, prior notice of at least 35 days of any general shareholders meeting, specifying the place, date and hour of the meeting, shall be given to the shareholders of the Company. No business shall be transacted at any general shareholders meeting unless a quorum is present when the meeting proceeds to business. Our Articles of Association provide that for all purposes, the quorum shall not be less than two (2) shareholders present in person, or by proxy, or deemed by the Companies Law to be present at such meeting, holding, in the aggregate, at least, thirty-three and one-third percent (33 1/3%) of the voting rights in our issued share capital. If, within half an hour from the time appointed for the meeting, a quorum is not present (or within such longer time not exceeding one hour as the Chairman of the meeting may decide), the meeting, if convened upon the requisition of the shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday), or any other day, hour and/or place as the directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy or any other valid instrument, shall nevertheless constitute a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened.

Ownership of Our Shares

Our Articles of Association and the laws of the State of Israel do not restrict in any way the ownership or voting of our shares by non-residents of Israel, except for shareholders who are subjects of countries that are in a state of war with Israel.

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

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on the Ordinary Shares or the proceeds from the sale of the shares.

Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents of Israel, except for shareholders who are subjects of countries that are in a state of war with Israel.

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

This discussion considers only U.S. Holders that will own their Ordinary Shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase Ordinary Shares. Certain aspects of U.S. federal income taxation relevant to a holder of Ordinary Shares that is not a U.S. Holder (a “non-U.S. Holder”) are also discussed below. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of the partnership as a partner in such partnership will generally depend on the activities of the partnership. Such a partner or partnership should consult its advisor as to its tax consequences. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to shareholders that are subject to special treatment, including U.S. Holders that:

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

Each holder of Ordinary Shares is advised to consult such holder’s own tax advisor with respect to the specific tax consequences to such holder of purchasing, owning or disposing of our Ordinary Shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such holder’s particular circumstances.

Taxation of Distributions Paid On Ordinary Shares. A U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our Ordinary Shares, including any non-U.S. taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

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

The maximum U.S. federal income tax rate on certain “qualified dividends” paid to non-corporate U.S. Holders for taxable years beginning on or before December 31, 2010 is currently 15% and subject to U.S. ordinary tax rates thereafter. This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the taxable year the dividends are paid or in the prior taxable year, or if certain holding period or other requirements are not met. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to our Ordinary Shares.

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

A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income taxes withheld from a dividend received on our Ordinary Shares if (1) such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or (2) to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S.-source and foreign-source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a “United States-owned foreign corporation” as long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons. Non-U.S. taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion.

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

Passive Foreign Investment Company Status. We would be classified as a passive foreign investment company, or PFIC, if either (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. As discussed below, we believe that we were not a PFIC for 2008.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of Ordinary Shares (including gain deemed recognized if our Ordinary Shares are pledged as security for a loan) and upon receipt of certain “excess distributions” with respect to our Ordinary Shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the Ordinary Shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our Ordinary Shares from decedents (other than certain nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

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

General Corporate Tax Structure

Israeli companies were subject to corporate tax in 2008 at the rate of 27% (reduced from 31% and 29%, respectively, in 2006 and 2007). Under legislation presently in effect, the corporate tax rate is scheduled to be reduced to 26% in 2009 and to 25% for 2010 and thereafter.  Notwithstanding these rates, we are subject to a lower rate with respect to portions of our income, as described below, due to our participation in certain government incentive programs.

Industrial Company Tax Benefits

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

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period;
•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company;
•	accelerated depreciation rates on equipment and buildings; and
•	Expenses related to a public offering on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

Approved Enterprise Tax Benefits

We participate in a program sponsored by the Israeli Government for the encouragement of capital investments called the approved enterprise program.  Under this program,a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. These tax benefits are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated by law and in the specific certificate of approval, as described above. If we do not meet these conditions, we would be required to refund the amount of tax benefits we had received, plus a consumer price index linkage adjustment and interest.

An approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in the program in the first five years of using the equipment.

Under the benefits that we receive from this program, our undistributed income derived from an approved enterprise is exempt from corporate tax for two from the first year that we derive taxable income under the program, and we are then eligible for a reduced tax rate for an additional 8-year period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

If we pay a dividend out of income derived from our approved enterprise during the tax exemption period, we will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at a higher rate, generally 10%-25%, depending on the percentage of our shares held by foreign shareholders. Shareholders who receive a dividend payment out of proceeds of an approved enterprise are subject to withholding tax at the rate of 15%. We are required to withhold this tax at source. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

We have three approved enterprises, with benefit periods expiring between 2004 through 2014, subject to our fulfilling all conditions of these programs.

Privileged Enterprises

The tax benefits available to a privileged enterprise are generally similar to those available to an approved enterprise. Income under a privileged enterprise must arise from production facilities (or other eligible facilities), which derive more than 25% of their business income from export. In order to receive the tax benefits, a company must make an investment in a priveliged enterprise exceeding a certain percentage or a minimum amount specified by law. This investment may be made over a period of no more than three years ending at the end of the year in which the company requested to enjoy tax benefits under the program. If a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a privileged enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a privileged enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

The duration of tax benefits for a privileged enterprise is subject to a limitation of the earlier of 7 to 10 years from the year that we commence production under the enterprise, or 12 years from the year that we elect to enjoy tax benefits under the program. The levels of tax benefits granted to us under our privileged enterprise are similar to those available under our approved enterprise.  As a company with a high level of foreign investment, we may be eligible for an extended benefit period of up to five years.

We have three privileged enterprises in effect.

Our approved enterprise and privileged enterprise programs and the tax benefits we receive under these programs may not necessarily continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase would depend upon the rate of the tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

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

Non-residents of Israel, who do not maintain a permanent establishment within Israel, are exempt from Israeli capital gains tax on the sale of our shares.

Israel presently has no estate or gift tax.

Dividends and Paying Agents.

Not Applicable.

Statement by Experts.

Not Applicable.

Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, NE., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s website at http://www.sec.gov. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

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

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not Applicable.

ITEM 15.             CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). These controls and procedures are designed to ensure that information relating to us and our subsidiaries required to be disclosed in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2008. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such time.

(b) Management’s annual report on internal control over financial reporting. Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company and its subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as of December 31, 2008 and has concluded that it is effective as of such time.

(c) Attestation Report of the registered public accounting firm. The attestation report of our registered public accounting firm on management's assessment of our internal control over financial reporting is included in page F-1 of our audited consolidated financial statements set forth in “Item 18. Financial Statements,” and is incorporated herein by reference.

(d) Changes in internal control over financial reporting. Based on the evaluation carried out in accordance with Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, concluded that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.            [RESERVED]

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert, Robert Cobuzzi, serving on our Audit Committee. Mr. Cobuzzi also qualifies as an independent director, as defined under the NASDAQ rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Ethics that applies to all Company employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics was filed as an exhibit to our Form 20-F for the year ended December 31, 2003.

Our Code of Ethics is also posted on our website at http://www.fundtech.com or you may request a copy, at no cost, by writing to, or calling, us as follows:

Fundtech Ltd.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel
Telephone: 011-972-3-611-6500

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In our annual shareholders meeting held on December 18, 2008, our shareholders re-appointed Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu to serve as our independent auditors for the 2008 fiscal year.

Deloitte Touche Tohmatsu billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2008	2007
Audit fees	$284,182	$296,003
Audit related fees	25,820	54,858
Tax fees [a]	51,127	16,952
All other fees	5,150	3,023

Total	$366,279	$370,836

 [a] Amount represents tax fees for a subsidiary of Fundtech Ltd. Tax fees for Fundtech Ltd. are included in audit fees under a fixed fee arrangement.

Audit Fees

Audit fees are the aggregate fees associated with the annual audit of our financial statements included in our annual report on Form 20-F and reviews of our quarterly interim financial results submitted on Form 6-K, and consultations on various accounting issues.  The increase in Audit fees related primarily to auditing of newly acquired businesses.

Audit-Related Fees

Audit-related services principally include due diligence examinations as well as assistance with the requirements of the Sarbanes-Oxley Act of 2002 and related SEC regulations that are not reasonably related to the performance of the audit or review of our financial statements but which are not reported under Audit Fees.

Tax Fees

Tax fees are the aggregate fees associated with professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning such assistance with tax audits and tax advice.

All Other Fees

In fiscal 2008, there were no material Other Fees (for products or services rendered by our principal accountant other than those reported under the above three categories).

Audit Committee’s Pre-Approval Policies And Procedures

Our Audit Committee is responsible for the oversight of our independent auditor’s work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services, as described above. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and approving a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, our independent auditors and our management team report to our Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. In fiscal 2007, our Audit Committee approved all of the services provided by our independent auditor.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 2008
February 2008
March 2008
April 2008	2,104,720	$12.50	2,104,720	$26,309,000
May 2008
June 2008
July 2008
August 2008
September 2008
October 2008
November 2008 (1)	63,860	$7.76	63,860	$9,504,446
December 2008	18,379	$8.27	18,379	$9,352,452

(1) On November 11, 2008, the Company’s Board of Directors authorized the purchase of up to $10 million of our Ordinary Shares from time to time on the open market. As of December 31, 2008, the Company had purchased a total of 82,239 shares.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

None

PART III

ITEM 17 FINANCIAL STATEMENTS.

Not Applicable.

ITEM 18 FINANCIAL STATEMENTS.

The Financial Statements required by this Item are found at the end of this Annual Report, beginning on page F-1, and are incorporated by reference herein.

ITEM 19 EXHIBITS.

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits immediately below.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1	Amended Memorandum of Association of Registrant(1)
1.2	Amended and Restated Articles of Association of Registrant(1)
1.3	Amendment to Amended and Restated Articles of Association of Registrant(2)
2.1	Form of Ordinary Share Certificate(1)
4.2	Fundtech Ltd. 1999 Employee Option Plan(4)
4.3	Fundtech Ltd. Directors Option Plan(5)
4.4	Employment Agreement between Reuven Ben Menachem and Fundtech Corporation, dated November 25, 1997(3)
4.5	Lease Agreement for Fundtech India’s facility in Bombay, India(9)
4.6	Lease Agreement relating to Fundtech’s Facility in Ramat-Gan, Israel (English summary)(3)
4.7	Lease Agreement relating to Fundtech’s Facility in Norcross, Georgia(3)
4.8	Lease Agreement relating to Fundtech’s Facility in Jersey City, New Jersey(6)
4.9	Lease Agreement relating to Fundtech’s Facility in Burlington, Massachusetts(7)
4.10	Fundtech Ltd. 2005 International Share Option and Restricted Share Incentive Plan(8)
4.11	Fundtech Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan(10)
8	Subsidiaries of Company*
11	Code of Ethics(11)
12.1	Certification of the Chief Executive Officer of the Company pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer of the Company pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1
Certification of the Chief Executive Officer of the Company pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2
Certification of the Chief Financial Officer of the Company pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Brightman Almagor & Co.*

______________
(1)	Incorporated by reference to an exhibit to the Registrant’s Registration Statement on Form F-1, as amended, filed with the SEC on March 13, 1998.

(2)
Incorporated by reference to Proposal 7 of the Company’s Proxy Statement for its 2007 Annual Shareholders Meeting, included as Exhibit 99.1 to the Company's Form 6-K that was filed with the SEC on November 14, 2007.

(3)	Incorporated by reference to Exhibits 10.12 and 10.14 (as appropriate) to the Company’s Annual Report on Form 10-K, filed with the SEC on March 31, 1999.

(4)	Incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A for its 1999 Annual Meeting of Shareholders, filed with the SEC on August 23, 1999.

(5)	Incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8, as amended (SEC Registration No. 333-9380).

(6)	Incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 12, 2003.

(7)	Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 12, 2003.

(8)
Incorporated by reference to Annex A to the Company’s Proxy Statement for its 2005 Annual Shareholders Meeting, included as Exhibit 99.1 to the Company's Form 6-K that was filed with the SEC on November 30, 2005.

(9)	Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, filed with the SEC on May 27, 2005.

(10)
Incorporated by reference to Annex B to the Company’s Proxy Statement for its 2005 Annual Shareholders Meeting, included as Exhibit 99.1 to the Company's Form 6-K that was filed with the SEC on November 30, 2005.

(11)	Incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUNDTECH LTD.

By:	/s/ Reuven Ben Menachem
Name: Reuven Ben Menachem
Title: Chief Executive Officer
Date: June 12, 2009

FUNDTECH LTD

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-1 – F-2

Consolidated Financial Statements:

Balance Sheets
as of December 31, 2008 and 2007	F-3

Statements of Operations
for the years ended December 31, 2008, 2007 and 2006	F-4

Statements of Shareholders' Equity
for the years ended December 31, 2008, 2007 and 2006	F-5 – F-6

Statements of Cash Flows
for the years ended December 31, 2008, 2007 and 2006	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated  June 9,2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Brightman Almagor & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 9,2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the internal control over financial reporting of Fundtech Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated June 9,2009  expressed an unqualified opinion thereon.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 9,2009

FUNDTECH LTD.
CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,
	2008	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$29,642	$31,612
Short term investments	1,415	1,765
Marketable securities (Note 4)	9,563	8,624
Trade receivables, net of allowance for doubtful accounts of $1,588 and $ 859 at December 31, 2008 and 2007, respectively (Note 5)	28,264	22,387
Other accounts receivable and prepaid expenses	6,077	3,600
Total current assets	74,961	67,988

Marketable Securities (Note 4)	2,204	12,847
Severance pay fund	1,394	1,197
Long-term deposits	1,003	778
Prepaid expenses	2,797	2,434
Property and equipment, net (Note 6)	15,898	14,070
Goodwill	34,520	26,802
Intangible assets, net (Note 7)	5,995	2,156

Total assets	$138,772	$128,272

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$2,908	$1,079
Deferred revenues	9,910	6,143
Accrued restructuring expenses	-	62
Employees and payroll accruals	6,807	6,298
Other accounts payable and accrued expenses (Note 8)	7,228	8,591
Total current liabilities	26,853	22,173

Accrued severance pay	1,734	1,518
Deferred Taxes	970	878
Other long term liabilities	2,278	1,571
Total liabilities	31,835	26,140

SHAREHOLDERS' EQUITY (Note 10)
Share capital	49	47
Additional paid-in capital	155,976	151,547
Accumulated other comprehensive income	290	506
Accumulated deficit	(45,470)	(46,710)
	110,845	105,390

Treasury shares at cost 403,122 and 320,883 shares as of December 31, 2008 and 2007 respectively	(3,908)	(3,258)
Total shareholders' equity	106,937	102,132

Total liabilities and shareholders’ equity	$138,772	$128,272

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.,

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year ended December 31,
	2008	2007	2006

Revenues

Software license	$16,488	$19,741	$13,576
Software hosting	19,889	15,384	13,403
Maintenance	34,506	27,570	22,513
Services	50,154	41,939	36,017

Total revenues	121,037	104,634	85,509

Operating Expenses

Cost of revenue
Software license costs	291	590	604
Maintenance, hosting and services costs	53,730	45,578	34,726
Amortization of capitalized software development costs	-	394	1,576
Amortization of other acquired intangible assets	2,167	1,387	1,275
Impairment of goodwill and related intangible assets	2,018	-	-
Research and development	21,849	19,348	16,710
Selling and marketing	20,883	17,667	15,754
General and administrative	17,115	13,553	12,133

Total operating expenses	118,053	98,517	82,778
Operating income	2,984	6,117	2,731
Impairment on marketable securities	(692)	-	-
Financial income, net	48	2,197	1,984
Income before income taxes	2,340	8,314	4,715

Income tax	(1,100)	(1,207)	(964)

Net income	$1,240	$7,107	$3,751

Basic earnings per share	$0.08	$0.46	$0.25

Diluted earnings per share	$0.08	$0.43	$0.24

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Ordinary shares				Accumulated other		Total	Total
	Number of Shares	Amount	Additional paid-in Capital	Treasury shares	comprehensive income (loss)	Accumulated deficit	comprehensive Income	shareholders' equity

Balance as of January 1, 2006	14,972,464	$44	$142,636	$(88)	$(414)	$(57,168)	-	$85,010

Exercise of stock options	289,745	1	1,488	-	-	-	-	1,489
Vested restricted stock -net of forfeited and cancelled	48,147	1	-	-	-	-	-	1
Stock based compensation	-	-	2,487	-	-	-	-	2,487
Foreign currency translation adjustments	-	-	-	-	218	-	218	218
Purchase of Treasury shares	(299,383)	-	-	(3,170)	-	-	-	(3,170)
Net income	-	-	-	-	-	3,751	3,751	3,751

Total comprehensive income							$3,969
Balance as of December 31, 2006	15,010,973	$46	$146,611	$(3,258)	$(196)	$(53,417)		$89,786

Exercise of stock options	405,010	1	2,340	-	-	-	-	2,341
Vested restricted stock – net of forfeited and cancelled	145,925	-	-	-	-	-	-	-
Stock based compensation	-	-	2,596	-	-	-	-	2,596
Cumulative effect of a change in accounting principle – adoption of FIN 48	-	-	-	-	-	(400)	-	(400)
Foreign currency translation adjustments	-	-	-	-	702	-	702	702
Net income	-	-	-	-	-	7,107	7,107	7,107

Total comprehensive income							$7,809
Balance as of December 31, 2007	15,561,908	$47	$151,547	$(3,258)	$506	$(46,710)		$102,132

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Ordinary shares		Additional		Accumulated other		Total	Total
	Number of Shares	Amount	paid-in capital	Treasury shares	comprehensive income (loss)	Accumulated deficit	comprehensive Income	shareholders' equity

Balance as of January 1, 2008
	15,561,908	$47	$151,547	$(3,258)	$506	$(46,710)	-	$102,132

Exercise of stock options	242,590	2	1,422	-	-	-	-	1,424
Vested restricted stock -net of forfeited and cancelled	190,931	-	-	-	-	-	-	-
Stock based compensation	-	-	3,007	-	-	-	-	3,007
Change in unrealized gain on cash flow hedges	-	-	-	-	126	-	126	126
Foreign currency translation adjustments	-	-	-	-	(342)	-	(342)	(342)
Purchase of Treasury shares	(82,239)	-	-	(650)	-	-	-	(650)
Net income	-	-	-	-	-	1,240	1,240	1,240

Total comprehensive income							$1,024
Balance as of December 31, 2008	15,913,190	$49	$155,976	$(3,908)	$290	$(45,470)		$106,937

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year ended December 31,
	2008	2007	2006

Cash flows provided by operating activities:

Net income	$1,240	$7,107	$3,751
Adjustments to reconcile net income to net cash
provided by operating activities (Appendix A):	12,576	10,214	1,578

Net cash provided by operating activities	13,816	17,321	5,329

Cash flows used for investing activities:

Investments in marketable securities –short term	(5,362)	(25,841)	(34,294)
Proceeds from sale of marketable securities-short term	14,252	37,090	34,352
Investment in marketable securities – long term	-	(12,969)	-
Acquisition of subsidiaries, net of cash acquired (Appendix B)	(17,197)	(7,465)	(1,350)
Increase (decrease) in long-term deposits	(277)	(111)	314
Proceeds from (Investment in) maturity of short term deposits	316	(1,765)	-
Purchase of property and equipment	(6,570)	(6,745)	(5,177)
Proceeds from sale of property and equipment	-	14	3

Net cash used in investing activities	(14,838)	(17,519)	(6,152)

Cash flows provided by financing activities:

Proceeds from exercise of stock options, net	1,424	2,341	1,490
Purchase of Treasury shares at cost	(650)	-	(3,170)
Decrease of long-term debt	(10)	(61)	(82)

Net cash provided by (used in) financing activities	764	2,280	(1,762)

Effect of exchange rate on cash and cash equivalents	(1,712)	914	394
Increase (decrease) in cash and cash equivalents	(1,970)	2,996	(2,191)
Cash and cash equivalents at the beginning of the year	31,612	28,616	30,807

Cash and cash equivalents at the end of the year	$29,642	$31,612	$28,616

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Interest	$71	$20	$12
Income taxes	$1,748	$1,890	$807

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2008	2007	2006

Appendix A - Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	$8,103	$6,581	$6,450
Foreign currency change and accrued interest on marketable Securities	122	(170)	(33)
Impairment on marketable securities	692	-	-
Impairment of goodwill and other intangible assets	2,018	-	-
Shares-based and Stock option compensation	3,007	2,596	2,487
Change in assets and liabilities:
Decrease (increase) in trade receivables , net of allowance for doubtful accounts	(6,272)	3,853	(7,658)
Increase in other accounts receivable and prepaid expenses	(2,019)	(835)	(387)
Increase (decrease) in trade payables	1,334	(1,441)	407
Increase (decrease) in deferred revenues, employees and payroll accruals and other accounts payable and accrued expenses	5,767	(246)	419
Decrease in accrued restructuring expenses	(62)	(185)	(189)
Increase in accrued severance pay, net	19	143	68
Increase in deferred taxes	(101)	(120)	-
Other assets and liabilities	(32)	38	14

	$12,576	$10,214	$1,578

Appendix B - Acquisition of subsidiaries, net of cash Acquired: (see Note 3)

Working capital, excluding cash and cash equivalents	$(1,130)	$620	$-
Property and equipment	1,074	74	-
Long term liabilities	(189)	-	-
Other assets	6,365	1,313
Goodwill	11,077	5,458	1,350

	$17,197	$7,465	$1,350

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 1        -     GENERAL OVERVIEW

Fundtech Ltd., an Israeli corporation, and its subsidiaries (the “Company”), is a leading provider of software solutions and services to financial institutions that facilitate payments, settlement and cash management by enabling banks and their customers to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet based systems automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time.

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

a.     Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars

The majority of the revenues of Fundtech Ltd. and certain of its subsidiaries are generated in U.S. dollars ("dollar" or "dollars"). In addition, substantial portions of the Company’s costs are incurred in dollars. The Company believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of foreign subsidiaries, whose functional currency is not the dollar, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect on the balance sheet date. Statement of Operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

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

Marketable securities that are designated as held-to-maturity are stated at amortized cost. Interest income including the amortization of premium and discount, are included in the consolidated statement of operations.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities (Cont.)

Investments in auction rate securities are classified as available-for-sale and are recorded at fair value. Changes in fair value, net of taxes, if applicable, are reflected in other comprehensive income (loss). Unrealized losses considered to be temporary are reflected in other comprehensive income (loss); unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.
FASB Staff Position ("FSP") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" ("FSP 115-1") and SAB Topic 5M "Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities" provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than - temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

During 2008 the Company recognized an other-than-temporary impairment in a total amount of $ 75 related to auction rate securities and wrote-off $ 617 related to Lehman Brothers corporate notes. See further details in Note 4.

f.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:
Years

Office furniture and equipment	6-17
Computers and software	3-5
Motor vehicles	6
Leasehold improvements	Over the shorter of the lease term or the useful life of the asset

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("SFAS 144"). During 2006, 2007 and 2008, no impairment losses were recorded.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Software development costs

The Company capitalizes software development costs in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86"). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

h.	Goodwill and acquisition-related intangible assets

The Company accounts for Goodwill and acquired intangible assets in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”).

The Company records goodwill when the purchase price of net tangible and intangible assets acquired exceeds their fair value. Under SFAS 142 goodwill is not amortized.
SFAS 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using discounted cash flows and market multiples. In 2008 the Company recorded an impairment charge of $1,660 related to its Radius investment. During 2007 and 2006, no impairment losses were identified.

Acquisition related intangible assets result from the Company's acquisitions of businesses. Intangible assets subject to amortization are initially recognized based on fair value allocated to them, and subsequently stated at amortized cost. Identifiable intangible assets other than goodwill are amortized on a straight-line basis over their estimated useful lives in accordance with SFAS 142. During 2008, an amount of $ 2,168 was recorded as amortization expenses.

Identifiable intangibles are reviewed for impairment in accordance with SFAS 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Goodwill and acquisition-related intangible assets (Cont.)

flow expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets. During 2008 the Company recorded an amount of $358 as impairment loss related to its Radius investment. During 2007 and 2006, no impairment losses were identified.

i.	Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense (benefit) is generally comprised of the taxable payable (receivable) for the period and the change in deferred income tax assets and liabilities during the period. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

On January 1, 2007, the Company adopted the provisions of FASB interpretation No 48 (Fin 48), “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109 “Accounting for income taxes” (SFAS 109). As a result of this adoption, the Company recognized a charge of $400 to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007. The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

j.	Revenue recognition

The Company generates revenues from licensing the rights to use its software products directly to end-users, sales of professional services, including consulting, implementation and training. The Company also provides hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

The Company recognizes revenue for software products and related services in accordance with the AICPA Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collection is probable.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition (Cont.)

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement. The Company's VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately. In software arrangements in which a fair value of all undelivered elements is known but not of a delivered element, the Company uses the residual method to record revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue. In software arrangements in which the Company does not have VSOE of fair value of all undelivered elements, revenue is deferred until fair value is determined or until all elements for which the Company does not have VSOE of fair value have been delivered.

The Company generally does not grant right-of-return to its customers. The Company generally provides a warranty period for three months. The provision for warranty as of December 31, 2008 is immaterial.

Revenue from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

Revenues from customer maintenance and support contracts are deferred and recognized ratably over the term of the agreements. Revenues for maintenance and support that are
Bundled with license fees are deferred based on the VSOE of fair value of the bundled maintenance and support and recognized over the term of the agreement. VSOE of fair value is based on the renewal rate for continued maintenance and support arrangements.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Severance pay

Israeli employees are entitled to severance pay in the amount of one month’s salary for each year of employment or a portion thereof. Accordingly, the Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  The Company’s liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the conditions pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, including profits which were immaterial for all periods presented.

Severance expenses for the years ended December 31, 2008, 2007 and 2006, amounted to approximately $ 879, $ 695 and $ 418, respectively.

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

The Company’s marketable securities include corporate bonds and notes, Euro dollar bonds and asset-backed securities. The Company's investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. The trade receivables of the Company include amounts owed by banks and large financial institutions. The Company generally does not require collateral;

However, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers (see Note 5).

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Derivatives and hedging

The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments mainly salary expenses paid in Israel. As of December 31, 2008 the Company held forward foreign exchange contracts in the amount of $ 2,700. These contracts were for a period of up to twelve months. The aggregate amount of unrealized gains under forward foreign exchange contracts deferred in the hedging reserve relating to these foreign exchange contracts is $126.

n.	Basic and diluted earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the applicable period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares outstanding during the period, in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128").

In 2008, 2007 and 2006, certain outstanding stock options were excluded from the calculation of the diluted earnings per ordinary share because of their anti-dilutive effect. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share was 7,000, 0 and 7,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

o.	Stock-based compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Stock-based compensation (Cont.)

The following table summarizes the effects of share-based compensation resulting from the application of SFAS 123(R):

	2008	2007	2006

Cost of revenue	$575	$308	$219
Research and development	262	358	151
Selling and marketing	642	514	506
General and administrative	1,528	1,416	1,611
Share-based compensation effects in income before taxes	3,007	2,596	2,487
Share-based compensation effects on basic earnings per common share	$0.19	$0.17	$0.17
Share-based compensation effects on diluted earnings per common share	$0.19	$0.16	$0.16

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:
	2008	2007(*)	2006(*)

Risk-free interest rate	1.28%	-	-
Expected life of options	5.5	-	-
Expected volatility	40%	-	-
Expected dividend yield	None	-	-

(*) No options were granted during 2006 and 2007.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Fair value of financial instruments

The carrying amounts of the financial instruments, including cash and cash equivalents, short term deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.
Effective January 1, 2008, the Company adopted SFAS 157, "Fair Value Measurements" and, effective October 10, 2008, adopted FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -  Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity (See Note 4).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to the Company, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of FAS 141R, this could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin 51” (FAS 160), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2009. The adoption of FAS 160 will not have a material impact on the Company’s consolidated financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, "Accounting for Defensive Intangible Assets". EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on its consolidated financial statements.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Recent Accounting Pronouncements (Cont.)

In April 2008 the FASB issued FASB Staff Position (FSP) SFAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This new staff position is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008, which means that it will be effective for the Company starting January 1, 2009. The Company is in the process of evaluating this staff position and therefore has not yet determined the impact that adoption of FSP SFAS 142-3 will have on its financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS No. 161”) as an amendment to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not believe that the adoption of SFAS No. 161 will have a significant impact on its consolidated financial statements.

In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. The Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 3 -	ACQUISITIONS

a.
In October 2008, the Company acquired through its Swiss subsidiary BBP all outstanding shares of Synergy Financial Systems Ltd. a provider of SWIFT services located in London and Nottingham, England for an aggregate purchase price of approximately GBP 2,538 ($ 4,737) in cash. Additional consideration will be paid in cash if and when certain conditions are met between the acquisition date and February 28, 2012, which may amount to an additional GBP 1,200.

This acquisition was accounted for in accordance with SFAS No.141 and SFAS No. 142, the financial results of the unit have been included in the Company's financial statements beginning on the acquisition date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to other technology, backlog and goodwill. The purchase price attributed to technology and backlog is being amortized over its estimated useful life, which is 3 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The allocation of fair value is as follows:

Working capital	(315)
Property and equipment	1,040
Long term liabilities	(150)
Technology	692
Backlog	152
Goodwill	3,318
$4,737

b.
In February 2008, the Company acquired all outstanding shares of Accountis Limited (“Accountis”), a leading supplier of electronic invoice presentment and payment (EIPP) systems for an aggregate purchase price of approximately GBP 3,900 ($7,691) in cash plus $402 acquisition costs.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to GBP 2,000 in cash over three years following the acquisition, contingent upon the financial performance of Accountis.

This acquisition was accounted for in accordance with SFAS No.141 and SFAS No. 142 and the financial results of Accountis have been included in the Company's financial statements beginning on the acquisition date.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 3 -	ACQUISITIONS (Cont.)

b.	(Cont.)

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to technology, backlog and goodwill. The purchase price attributed to know-how is being amortized over its estimated useful life, which is 3 years for backlog and 5 years for technology. In accordance with SFAS No. 141 and SFAS No.142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The allocation of fair value is as follows:

Working capital	$(320)
Property and equipment	34
Technology	4,250
Know-how	402
Goodwill	3,727
$8,093

c.	In January 2008, the Company acquired the ACH Software Product unit from TROY Group, Inc. for an aggregate purchase price of approximately $ 1,129 including $ 29 of acquisition costs.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to $ 400 in cash by the end of 2008, contingent upon fulfillment of certain conditions.

This acquisition was accounted for in accordance with SFAS No.141 and SFAS No. 142 and the financial results of the unit have been included in the Company's financial statements beginning on the acquisition date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to other technology, backlog and goodwill. The purchase price attributed to technology and backlog is being amortized over its estimated useful life, which is 5 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 3 -	ACQUISITIONS (Cont.)

c.	(Cont.)

The allocation of fair value is as follows:

Working capital	$(227)
Technology	479
Backlog	390
Goodwill	487
$1,129

d.
In February 2007, the Company acquired all outstanding shares of Prang GmbH. (“Prang”), a provider of payments software solutions, located in Frankfurt, Germany, for an aggregate purchase price of approximately € 4,879 ($6,339). This includes € 4,505 ($5,839) paid in cash directly to the shareholders and € 374 ($500) of acquisition costs.

Under the terms of the acquisition agreement, Fundtech was to pay additional amounts of up to €4,000 million in cash over four years following the acquisition, contingent upon the financial performance of Prang. In March 2008 Fundtech paid € 2,307 ($3,345) based on Prang’s 2007 financial performance, which was already accounted for in 2007.

In March 2008, an amendment agreement was signed pursuant to which the terms of the additional payments were changed as follows: € 597 was to be paid in January 2009 and additional € 597 will be paid in January 2010, which was already accounted for in 2008.

This acquisition was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of Prang have been included in the Company’s financial statements beginning on the acquisition date.

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

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 3 -	ACQUISITIONS (Cont.)

d.	(Cont.)

The allocation of fair value is as follows:

Working capital	$698
Property and equipment	74
Know-how	1,313
Goodwill	9,477
$11,562

e.
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

Under the terms of the acquisition agreement, Fundtech was to pay additional amounts of up to $3,500 in cash over six years following the acquisition, contingent upon the financial performance of Radius. Fundtech paid additional amounts of $220, $200 and $200 in 2006, 2007 and 2008, respectively, based on achieved financial performance milestones.

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

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 3	-	ACQUISITIONS (Cont.)

e.     (Cont.)

The allocation of fair value is as follows:

Working capital	$576
Long term deposits	6
Property and equipment	38
Know-how	878
Goodwill	1,666
$3,164

Following the completion of a major project, and based on testing performed by the Company in the fourth quarter of 2008, the Company concluded that impairment indicators existed. The Company recorded a $1,660 impairment of goodwill and an additional $358 of amortized costs related to acquired intangibles.

f.
In November 2004, the Company acquired all outstanding shares of India-based CashTech Solutions India Private Limited (“CashTech”), a leading provider of cash management software and services throughout Asia, for an aggregate purchase price of $3,759 (including acquisition costs of $187). CashTech’s products are targeted to large banks that seek highly customized applications and prefer a component-based approach in order to integrate with their complex infrastructure. CashTech has sales offices in Singapore and Tokyo. Under the terms of the acquisition agreement, Fundtech was to pay additional amounts of up to $3,700 in cash over three years following the acquisition, contingent upon the financial performance of CashTech. Fundtech paid additional amounts of $991, $1,130 and $1,004 in 2005, 2006 and 2007 respectively, based on achieved financial performance milestones.

This acquisition was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of CashTech have been included in the Company's financial statements beginning on the acquisition date. The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to knowhow and goodwill. The purchase price attributed to knowhow is being amortized over its estimated useful life, which is 5 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment test.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 3	-	ACQUISITIONS (Cont.)

f.     (Cont.)

The allocation of fair value is as follows:

Working capital deficiency	$(459)
Long term deposits	95
Property and equipment	153
Know-how	873
Goodwill	5,584
$6,246

NOTE 4	-	MARKETABLE SECURITIES

		December 31,
	Maturity year	2008	2007
Short-term investments

Held to maturity -
Corporate bonds	2009	$4,276	$3,027
Corporate notes	2009	4,678	1,110
Euro-dollar bonds	2009	609	718
Corporate Certificates of Deposit		-	2,467
		9,563	7,322
Available for sale -
Taxable auction securities		-	1,302
		$9,563	$8,624

Fair value		$9,479	$7,191

Long -term Investments

Held to maturity -
Corporate bonds	2010	$1,179	$3,941
Corporate notes	-	-	4,216
Euro-dollar bonds	-	-	607
		1,179	8,764
Available for sale -
Taxable auction securities		1,025	4,083
		$2,204	$12,847

Fair value		$2,263	$8,605

The investments held by the Company include Auction Rate Securities (ARS). The ARS held are securities issued by municipalities and closed end preferred funds which had ratings of AAA and Aaa at the time of purchase.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 4	-	MARKETABLE SECURITIES (Cont.)

An unprecedented number of auctions for ARS failed and it has become increasingly difficult for the industry to value certain ARS. These failed auctions do not represent a default by the issuer. Upon an auction failure, coupons were reset at the maximum reset rate. These failures to sell are primarily a liquidity event not a credit event. Issuers continue to pay interest and dividends to all ARS holders. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques.

During 2008, the Company successfully liquidated ARS at total amount of $4,285.

The Company reviews various factors in determining whether it should recognize an impairment charge for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral, as applicable and the financial condition and near-term prospects of the issuer. Based on the Company's consideration of these factors, the Company recognized in 2008 an other-than-temporary impairment in a total amount of $ 75 related to ARS and a write-off of $ 617 related to Lehman Brothers corporate notes. The Company may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

NOTE 5	-	TRADE RECEIVABLES
	December 31,
	2008	2007

Accounts receivable, net of allowance for doubtful accounts	$22,785	$17,614
Unbilled receivables	5,479	4,773
	$28,264	$22,387

Management's assessment for uncertainties of outstanding debt collectability resulted in doubtful accounts expenses of $753 for 2008, income of $134 for 2007 and expenses of $430 for 2006 in the statement of operations.

NOTE 6	-	PROPERTY AND EQUIPMENT, NET
	December 31,
	2008	2007
Cost:
Office furniture and equipment	$3,425	$2,828
Computers and software	40,972	33,180
Motor vehicles	663	585
Leasehold improvements	3,985	3,323
	49,045	39,916

Accumulated depreciation	33,147	25,846
Net book value	$15,898	$14,070

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 7	-	INTANGIBLE ASSETS AND CAPITALIZED SOFTWARE DEVELOPMENT COST, NET

		December 31,
	Useful life	2008	2007
Intangible assets
Cost:
Developed technology and know-how	5	$12,732	$7,303
Customer base	-35	4,397	3,461
Other intangible assets		58	58
		17,187	10,822
Accumulated Amortization:
Developed technology and know-how		(7,468)	(5,419)
Customer base		(3,666)	(3,189)
Other intangible assets		(58)	(58)
		(11,192)	(8,666)

Net book value		$5,995	$2,156

NOTE 8	-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2007

Accrued expenses	$5,672	$7,379
Government authorities	1,522	1,159
Other	34	53
	$7,228	$8,591

NOTE 9	-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments

The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2014. The minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,

2009	$2,896
2010	1,722
2011	1,299
2012	1,268
2013-2014	1,624
$8,809

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 9	-	COMMITMENTS AND CONTINGENCIES (Cont.)

a.     (Cont.)

Total facilities lease expenses for the years ended December 31, 2008, 2007 and 2006, were approximately $3,615, $3,109 and $2,487 respectively.

b.	Guarantees:

1.	The Company has obtained a bank guarantee of $120 in connection with the Company's facilities operating lease agreement in Israel.

2.	The Company has obtained a bank guarantee of $570 for BBP as required by Swiss Law.

3.	The Company has obtained a bank guarantee of $42 for Prang in connection with the Company’s facilities operating lease agreement in Germany.

NOTE 10	-	SHAREHOLDERS’ EQUITY

a.	The ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

b.	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

c.	Treasury shares:

On February 21, 2002, the Company’s Board of Directors authorized the Company to purchase up to one million ordinary shares of the Company from time to time on the open market. As of December 31, 2008 and 2007, the Company had purchased a total of 403,122 and 320,883 shares respectively.

d.	Stock -based compensation:

1.
On December 21, 2005, the shareholders of the Company approved two new equity plans, the 2005 Israeli Share Option and Restricted Share Plan and 2005 International Share Option and Restricted Share Plan (the “2005 Plans”).  No new shares were allocated to the 2005 Plans.  These plans replaced the Company's 1998 Director’s Stock Option Plan and the 1999 Employee Stock Option Plan (the “Old Plans”), and all shares available for grant under the Old Plans, inclusive of shares which are returned to the share pool due to terminations or expirations, were transferred to the 2005 Plans. On December 20, 2007, the shareholders approved the addition of 300,000 shares for the 2005 Plans. A total of 3,892,815 shares are reserved for grants to employees and directors of the Company under the Old Plans and the 2005 Plans.

2.	Pursuant to the 2005 Plans, as of December 31, 2008, an aggregate of 848,722 shares of the Company are still available for future grants.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 10	-	SHAREHOLDERS’ EQUITY (Cont.)

3.
The Company began issuing restricted shares to certain employees and directors in the fourth quarter of 2005. Shares are issued on the date the restricted stock units vest, with employees being responsible for payment of any taxes due on the shares. The Company has the right to retain amounts sufficient to cover statutory withholding requirements related to grants. Grantees have ownership of shares, but shares may not be transferred and accrue no voting or other rights until they are issued upon vesting. As of December 31, 2008 the Company had issued 873,252 restricted shares of ordinary stock of which 385,002 are vested.

4.
Each option granted to employees and directors under the 2005 Plans expires not later than ten years from the date of the grant, except for grants to persons holding 10% or more of the Company’s stock, which expire in five years. Each option granted to directors under the Old Plans expires no later than five years from the date of grant. The options and restricted shares vest primarily over four years. Any options or restricted shares that are canceled or forfeited before expiration become available for future grants. Options or restricted shares granted to directors are vested over a one year period from their date of grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised.

e. Summary of the Company's option activity under the Plans is as follows:

	Year ended December 31,
	2008		2007		2006
		Weighted		Weighted		Weighted
		average		Average		Average
	Number	exercise	Number	Exercise	Number	Exercise
	of options	Price	of options	Price	of options	Price

Outstanding at January 1	1,609,387	6.74	2,109,720	$6.59	2,410,490	$6.43
Granted	222,500	7.81	-	-	-	-
Exercised	(242,590)	5.86	(405,010)	5.78	(289,745)	5.13
Forfeited/cancelled	(17,235)	9.41	(95,323)	7.50	(11,025)	9.74

Outstanding at December 31	1,572,062	7.00	1,609,387	$6.74	2,109,720	$6.59
Exercisable options at December 31	1,316,308	6.78	1,407,364	$6.46	1,555,172	$5.93

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 10	-	SHAREHOLDERS’ EQUITY (Cont.)

e.	(Cont.)

The options outstanding as of December 31, 2008, have been separated into ranges of exercise price, as follows:

	Options	Weighted		Options
	Outstanding	Average	Weighted	Exercisable	Weighted
Ranges of	as of	Remaining	Average	as of	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	2008	Life (years)	Price	2 0 08	Price

$ 3.55-4.02	415,863	3.9	$3.96	415,878	3.96
$ 5.79-8.53	905,897	6.4	7.55	683,397	7.47
$ 8.70-10.52	243,302	6.3	9.94	210,033	9.91
$ 13.25-13.25	7,000	0.8	13.25	7,000	13.25
	1,572,062	5.7	7.00	1,316,308	6.78

All options granted during 2005 and 2004 were at an exercise price that is equal to the fair value of the stock at the grant date.

f.	Dividends

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 11	-	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2008	2007	2006
Numerator:
Net income	$1,240	$7,107	$3,751

Numerator for basic earnings per share -
income available to Ordinary
Shareholders	$1,240	$7,107	$3,751

Numerator for diluted net earnings per
share - income available to Ordinary
shareholders after assumed exercises	$1,240	$7,107	$3,751

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

	Number of shares
Denominator:
Denominator for basic net earnings per share - weighted - average shares	15,769,588	15,322,515	14,879,241

Effect of dilutive securities:
Employee stock options	664,175	1,270,768	971,552

Denominator for diluted net earnings per share	16,433,763	16,593,283	15,850,793

NOTE 12	-	INCOME TAXES

a.	Measurement of taxable income under the Israeli Income Tax Law (Inflationary Adjustments), 1985

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

b.	Israeli Taxation

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008 (“Regular Tax Rate”). This rate is to be gradually reduced to 25% until 2010 (26% in 2009 and 25% in 2010 and thereafter).

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 12	-	INCOME TAXES (Cont.)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959:

The Company was granted in November 1995 the status of an "Approved Enterprise", under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") and the Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional eight years. The Company completed its investment according to certain of its first program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and was subject to the reduced tax rates for eight years ending in 2007 (subject to an adjustment based upon the foreign investors' ownership of the Company). In 1998, the Company received approval for its first expansion program. In 2000, the Company received approval for its second expansion program. In 2005, under the Amendment to the Investment Law (see below for additional information), the Company received approval for its third expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years. In 2007 the Company submitted a request for an approval for its fourth expansion program. The period of benefits for these programs has not yet commenced since no income was derived. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The tax-exempt profits that will be earned by the Company's "Approved Enterprise" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2008, retained earnings included approximately $ 4,884 in tax exempt income earned by the Company's "Approved Enterprise". The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been recorded on income attributable to the Company's "Approved Enterprise".

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 12	-	INCOME TAXES (Cont.)

b.	Israeli Taxation (Cont.)

2.	(Cont.)

If such tax-exempt income is distributed in a manner other upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 20%-25%) and an income tax liability of up to approximately $1,221 would be incurred as of December 31, 2008.
On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) that has significantly changed the provisions of the Investment Law.

The Amendment limits the scope of enterprises which may be approved by the Israeli Investment Center of the Ministry of Industry, Trade and Labor (the “Investment Center”) by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As a result of the Amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

As of December 31, 2008, none of Fundtech's income was generated under the provisions of the Amendment.

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

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 12	-	INCOME TAXES (Cont.)

c.	Net operating loss carry forwards

As of December 31, 2008, the Company had approximately $21,800 of Israeli net operating loss carry forwards and approximately $7,380 capital loss carry forwards. The Israeli loss carry forwards have no expiration date.

As of December 31, 2008, Fundtech Corporation had a U.S. federal net operating loss carry forward of approximately $43,100 that can be carried forward and offset against taxable income for 10-15 years and begin to expire in 2010 through 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company and its subsidiaries assets are as follows:

	December 31,
	2008	2007
Deferred tax assets:
U.S. net operating loss carry forward	$17,251	$17,347
Israel net operating loss carry forward	5,452	6,281
Other reserve and allowances	5,337	5,129
Total deferred tax assets	28,040	28,757
Valuation allowance	(26,502)	(27,491)
	1,538	$1,266

Deferred tax liabilities:	(1,585)	(1,589)

	$(47)	$(323)

Deferred tax assets for carry forward losses in the US are calculated using the applicable tax rate at the time of expected realization of the carry forward losses.

Deferred tax assets for carry forward losses in Israel are calculated using the enacted tax rate of 25%.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 12	-	INCOME TAXES (Cont.)

d.	Deferred income taxes (Cont.)

Deferred income tax assets and liabilities at December 31, 2008 are included in the accompanying consolidated balance sheets as follows:

	December 31,
	2008	2007

Short term deferred assets, net	$923	$555
Long Term deferred tax liability	(970)	(878)
Net deferred income tax liabilities	$(47)	$(323)

The Company has provided valuation allowances in respect of deferred tax assets resulting from net operating loss carry forwards in the US and for part of its net operating loss carry forwards in Israel. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.	Tax assessments

The Company received final tax assessments through the tax year ended December 31, 2003. Fundtech U.K. Ltd. received final tax assessment through the tax year ended December 31, 2006. BBP received final tax assessment through the tax year ended December 31, 2005 Cashtech received final tax assessment through the tax year ended March 31, 2000. Prang received final tax assessment through the tax year 2007.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 12	-	INCOME TAXES (Cont.)

f.	Composition of income tax expenses

	Year ended December 31,
	2008	2007	2006

Income (loss) before taxes on income:

Domestic	$1,397	$2,241	$(7,305)
Foreign	943	6,073	12,020
	$2,340	$8,314	$4,715

Income tax provision :

Current:
Domestic	$159	$149	$106
Foreign	1,217	1,178	858
	1,376	1,327	964

Deferred:
Domestic	$(940)	$-	$-
Foreign	664	(120)	-
	(276)	(120)	-
	$1,100	$1,207	$964

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 12	-	INCOME TAXES (Cont.)

g.	Theoretical taxes

The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:
	Year ended December 31,
	2008	2007	2006

Income before taxes on income	$2,340	$8,314	$4,715

Theoretical tax on the above amount	$760	$2,946	$2,312

Tax benefit arising from "Approved Enterprise"	(28)	(90)	1,534

Decrease (Increase) in valuation allowance	989	(19)	(2,069)

Stock based compensation - non deductable expenses	(1,368)	(1,294)	(772)

Adjustments arising from differences in the basis of measurement for tax purposes and for financial reporting purposes	(353)	(216)	(44)

Impairment of goodwill	823	-	-

Other, net	277	(120)	3
	$1,100	$1,207	$964

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, the Company recognized a $400 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

The following reconciliation summarizes the total gross unrecognized tax benefits:
	2008	2007

Beginning balance	$400	$400
Gross change tax positions of current period	-	-
Gross change for tax positions of prior year	-	-
Settlements with taxing authorities	-	-
Lapse of statute of limitations	-	-
Ending balance	$400	$400

NOTE 13	-	OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

a.	The Company evaluates its business activities in accordance with the provisions of SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information".

The Company has three operating business segments: Cash Management, Payments and BBP.

The Company’s cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company’s payments solutions automate all aspects of the funds transfer, including foreign exchange settlement and customer notification process, enabling straight-through-processing (STP) of payments. BBP develops implements, maintains and operates systems for the automatic processing and transport of data in the finance industry. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections. The Company's chief operating decision makers evaluate performance of each segment based on income (loss) from operations before restructuring expenses, interest expenses and income taxes.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance.

The following table sets forth the Company’s revenue and operating income (loss) from all reportable segments:
	Year ended December 31,
	2008	2007	2006
Cash Management:
Revenues	$27,914	$24,460	$20,492
Operating income	$821	$1,057	$178

Payments:
Revenues	$75,001	$65,460	$51,608
Operating income	$17,206	$17,672	$13,363

BBP:
Revenues	$18,122	$14,714	$13,409
Operating income	$1,071	$1,108	$634

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13     -  OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION (Cont.)

b.	Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2008	2007	2006
Total operating income of the reportable segments:	$19,098	$19,837	$14,175
Amounts not allocated to segments:
Stock based compensation	3,007	2,596	2,487
General and administrative expenses	10,582	7,742	6,798
Marketing expenses	2,525	3,382	2,159
Consolidated operating income	$2,984	$6,117	$2,731

c.	Geographic information:
The total revenues are attributed to geographic information, based on the customers' location.

	Year ended December 31,
	2008		2007		2006
		Long -		Long -		Long -
	Total	lived	Total	lived	Total	lived
	revenues	Assets	revenues	assets	revenues	assets

Israel	$1,108	$2,304	$1,331	$1,782	$2,006	$1,140
United States	49,228	25,059	46,028	18,376	44,399	19,904
Switzerland	15,155	8,578	12,711	8,341	11,471	8,230
India	2,350	6,448	2,302	6,645	1,105	6,650
United Kingdom	17,758	12,595	19,966	76	14,469	83
Germany	3,990	10,383	2,611	7,851	547	-
Others	31,448	4	19,685	5	11,512	4
	$121,037	$65,371	$104,634	$43,076	$85,509	$36,011

d.	Major customer’s data as a percentage of total revenue:

	Year ended December 31,
	2008	2007	2006

Customer A	8%	10%	12%
Customer B	10%	11%	12%

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 14      -  FINANCIAL INCOME, NET

	Year ended December 31,
	2008	2007	2006
Financial expenses:
Interest and other	$39	$28	$37
Foreign currency translation differences, net	1,439	58	22
	$1,478	$86	$59
Financial income:
Interest and other	$1,526	$2,283	$2,043

	$48	$2,197	$1,984

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

SCHEDULE II

FUNDTECH LTD.
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Year ended December 31,
	2008	2007	2006

Allowance for doubtful accounts at beginning of year	$859	$1,078	$1,664
Provision	753	(134)	430
Translation adjustments	(24)	(6)	4
Accounts receivable written off	-	(79)	(1,020)
Allowance for doubtful accounts at end of year	$1,588	$859	$1,078