Form 20-F/A
period 2008-12-31
FUNDTECH LTD
filed 2009-09-16
CIK 1054836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

U.S. GAAP:  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board:                    ☐

Other:             ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (the “Annual Report”) is being filed by Fundtech Ltd. (the “Company”) with the Securities and Exchange Commission for the sole purpose of expanding upon but not substantively changing certain disclosures contained therein.

This Amendment No. 1 consists of a cover page, this explanatory note, the overview section of Item 5 as amended and Item 11 as amended, the exhibit index, the signature page and the required certifications of the principal executive officer and principal financial officer of the Company.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Annual Report was filed.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

During the period 2005 through 2007, spending on technology in the financial services industry increased. This trend continued during the first half of 2008.  During the second half of 2008, we began to see the impact of the global recession, as there was a decline in revenue attributable to new license fees from both global and U.S-based clients.  Other revenues from maintenance and services for previously installed systems were affected to a lesser degree.  We continue to see interest and activity from U.S. regional banks, and have shifted some of our marketing emphasis to such businesses while maintaining our relationships with our global and large bank customers. We have also placed additional emphasis on our newly acquired products such as ACHplus which are attractive within the sectors that appear to be less affected by the slowdown. The trends toward increasing emphasis on transaction revenue and processing/management cost optimization has had a favorable impact on our business, but we continue to experience a slowdown in the sales cycle as banks deal with the recession’s impact on their businesses.  We continually communicate with our sales personnel, clients and prospects to estimate the probability of consummating new contracts during future periods.  While the current  economic crisis has reduced our normal visibility in this regard, we were able to forecast sufficient business reductions to warrant undertaking cost cutting initiatives that are expected to somewhat reduce 2009 expenditures to offset the declining revenues. It is difficult to predict whether the duration of these trends will continue, as well as the extent of the impact that they may have on our future revenues, results of operations or the length of the time periods for which we can forecast potential revenues.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our main foreign currency exposures are associated with exchange rate movements of the US dollar, our reporting currency as well as our primary functional currency, against the NIS, Swiss Franc, British Pounds, Indian Rupees and the Euro. Our diverse base of local currency costs, financings, and foreign exchange forward contracts will partially counterbalance the impact of changing foreign currency exchange rates on revenues, earnings, cash flows and fair values of assets and liabilities. Nevertheless, when those anticipated transactions are realized, actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods.

To protect against some of the reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency forward contracts in order to minimize part of the impact of foreign currency fluctuations on our financial position and results of operations. In order to mitigate our exposure to risk of fluctuations in the NIS/dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, we entered into foreign currency forward contracts. As of December 31, 2008 the Company had $2.7 million of open exchange rate agreements which will expire throughout 2009. The aggregate amount of unrealized gains as of December 31, 2008 from the foreign exchange forward contracts was $126,000.

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Germany, United Kingdom, Switzerland, India and Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in all the currencies of these countries from their levels against the dollar as of December 31, 2008, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currencies, held at December 31, 2008, by approximately $919,000.

EXHIBIT INDEX

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
Date: September 16, 2009