Form 20-F
period 2009-12-31
FUNDTECH LTD
filed 2010-05-28
CIK 1054836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 000-29634

FUNDTECH LTD.
(Exact name of Registrant as specified in its charter)

STATE OF ISRAEL
(Jurisdiction of incorporation or organization)

10 Hamada Street
5th Floor
Herzliya, Israel 46140

(Address of principal executive offices)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,784,380 Ordinary Shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP:  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board:  ☐

Other:  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, include the achievement of the anticipated levels of profitability, growth, cost, the timely development and acceptance of new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the United States Securities and Exchange Commission (the “SEC”).

As used in this annual report, the terms “we,” “us,” “our,” the “Company” and “Fundtech” mean Fundtech Ltd. and its subsidiaries, unless the context requires otherwise or if otherwise indicated. All reference to dollars or “$” are to United States Dollars and all references to “NIS” are to New Israeli Shekels and all references to “Ordinary Shares” are to our Ordinary Shares, NIS 0.01 par value per share.

TABLE OF CONTENTS

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data.

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2009 and at December 31, 2009 and 2008 are derived from our audited Consolidated Financial Statements set forth elsewhere in this report, which have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The selected consolidated financial data for the years ended December 31, 2006 and December 31, 2005, respectively, and at December 31, 2007, 2006 and 2005 are derived from other audited consolidated financial statements not appearing in this report which have also been prepared in accordance with U.S. GAAP. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

	2009	2008	2007	2006	2005
FINANCIAL DATA:
Total revenues	$117,757	$121,037	$104,634	$85,509	$74,466
Operating income	4,044	2,984	6,117	2,731	4,417
Net income	4,673	1,240	7,107	3,751	4,336
Basic earnings per share	$0.31	$0.08	$0.46	$0.25	$0.29
Diluted earnings per share	$0.30	$0.08	$0.43	$0.24	$0.27
Cash, cash equivalents, short-term short term marketable investments and securities	$42,151	$40,620	$42,001	$47,167	$49,599
Long-term marketable securities	774	2,204	12,847	-	-
Working capital	49,527	48,319	45,815	54,794	49,909
Total assets	140,352	138,994	128,272	112,063	105,801
Shareholders’ equity	108,182	106,147	102,132	89,786	85,010

Israeli Securities Law allows Israeli companies, such as ours, whose securities are listed on both the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including The NASDAQ Global Market) to report exclusively under the SEC rules and utilizing U.S. GAAP. All financial statements included in this report and all financial information released in Israel are presented solely under U.S. GAAP.

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

Our customers are highly concentrated in the financial services industry, which has been directly affected both by an industry-specific crisis and by the lag in the recovery seen in overall economic conditions. Our business has been impacted by the global recession which has continued to have a lingering impact on the ability of our clients and potential clients to purchase our products and services. We cannot be sure precisely how long this impact will continue. While there are signs that certain geographic regions are emerging from the recession, it is yet unclear how strong the recovery will be in each region or the duration of the recovery. We should also note that financial institutions around the world continue to consolidate which somewhat decreases the overall potential market for our products and services. These factors, as well as other changes occurring in the financial services industry, could have a material adverse effect on our business, financial condition and results of operations.

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

We have entered into contracts with three large customers for the sale of one of our payments products. Sales to these customers accounted for 20.8%, 22.1%, and 27.3% of our revenues for 2009, 2008 and 2007, respectively. The cessation of projects of this size, which have an indefinite term, could have a material adverse effect on our business, financial condition and results of operations. At the present time, these major customers are some of the large global banks which have been significantly impacted by the global recession. While there are signs that the larger financial institutions are reentering the marketplace again for financial transaction solutions, we cannot predict whether a significant portion of our anticipated future revenues will be impacted by the financial problems of these larger customers. See Item 5, “Operating Results and Financial Review and Prospects - Major Customers”.

Our sales cycle is variable and sometimes long and involves the expenditure of significant resources on our part, but may never result in actual sales.

Our sales cycle from our initial contact with a potential customer to the signing of a license agreement has historically been lengthy and is variable. We have observed that sales cycles are lengthening in this economic downturn at larger global banks and U.S. based banks as such banks approach any significant expenditure with greater caution. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. In addition, the purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures, particularly in an uncertain economy. If our sales cycles lengthen appreciably, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of potential clients decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that does not result in revenue, whether because a competitor obtains the desired contract from the customer, the customer decides not to proceed with the project or the customer decides to internally develop the product. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results.

Greater market acceptance of our competitors’ products or bank reliance on internally developed products could result in reduced revenues.

While the market for our solutions is continuing to develop, with expansion into Asia and South America showing signs of accelerating, competition for the business of global or national and regional financial services organizations that seek to support complex and sophisticated products remains intense. Also, some larger financial institutions have developed products that are similar in function to our global payments, FX settlement and cash management products, in lieu of purchasing our products. These internally developed solutions may then be marketed to other banks or implemented in banks that they have acquired. Thus we might be competing with both software vendors within our industry and the in-house IT departments of certain of our potential clients. In some instances, customers may seek to develop part of a given solution such as interfaces in an attempt to retain staff and/or control costs. This could result in successfully bid projects being smaller in scope.

Our competitors currently include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies, ACI Worldwide Inc., Dovetail, Fiserv, GIFTS Software, Bottomline, Technologies, Nucleus Software, Goldleaf Financial Solutions, EFunds, OB, Harbor Payments, Clear2Pay and Sterci.

We believe that there are several principal competitive factors in the industry in which we operate, including:

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

We increasingly have the need to increase our technical and customer support staff to support both new customers and the expanding needs of existing customers. With the addition of Fundtech India, we are increasingly looking to India to source these requirements. Since our products are complex we expect that the training process will take a significant period of time before these and other newly hired personnel can support our customers. Qualified individuals are in demand throughout the software industry globally and there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new qualified employees, our business could suffer significantly.

Marketing and distributing our products outside of the United States may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We market and sell our products and services throughout the world. We received 56.0% of our total revenues in 2007, 59.3% of our total revenues in 2008 and 58.8% of our total revenues in 2009 from sales to customers located outside of the United States. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

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

Defects could also subject us to legal claims. Although our license agreements contain limitation of liability provisions, these provisions may not be sufficient to protect us against such legal claims. The sale and support of our products, as well as our professional services, may also expose us to product liability claims.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

We have in the past acquired certain assets of Sterling Commerce and CheckFree Holdings Corporation, as well as all of the stock of BBP AG, Switzerland, Datasphere SA, Switzerland, Cashtech Solutions India Private Limited, Radius Partners, Inc., Prang GmbH, Germany, Accountis Limited, Synergy Financial Services Limited and the ACH assets of Troy Group, Inc., and 100% of the stock of Intersoftware (UK) Limited (via our subsidiary Accountis Limited) and may in the future acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise. We may also engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot provide assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all or that we will have sufficient available resources for such acquisitions or investments. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions, which would adversely impact our balance sheet or dilute our existing shareholders (as applicable).

We may be unable to adequately protect our proprietary rights in our internally developed technology, which may limit our ability to compete effectively.

We have spent considerable time, effort and money developing our next generation software. Over the period 2005-2009, Global PAYplus® has been installed at 19 banks, PAYplus USA™ at 141 banks and CASHplus® has been installed at or operating on behalf of 70 banks. We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

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

Risks Related to an Investment in our Ordinary Shares

Our stock ownership is highly concentrated, and, as a result, certain shareholders may influence our affairs significantly.

Clal Industries and Investments Ltd, or Clal, owns approximately 55.7% of our Ordinary Shares, or 56.4% when taken together with Ordinary Shares owned by Clal’s affiliate IDB Development Corporation, Ltd. As a result, Clal has the voting power to significantly influence our policies, business and affairs, and also has the ability to influence the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration in control may have the effect of delaying; deterring or preventing a change of control that otherwise would yield a premium upon the price of our Ordinary Shares. This concentration of ownership also reduces the amount of stock in the public float, which may impact share trading values.

The market price of our Ordinary Shares may be volatile.

The stock market in general, including its technology market sector in particular, has historically experienced price and volume fluctuations. During the most recent downturn, there has been a substantial decrease in the market capitalization of technology companies followed by a partial recovery. For additional information on our stock price performance during this period, see the table in Item 9, “The Offer and Listing — Market Price Information.” These market fluctuations and general economic downturn had been adversely affecting, and could in the future adversely affect, the market price of our Ordinary Shares. The market price of our Ordinary Shares may fluctuate substantially due to a variety of factors, including:

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

Our quarterly revenues, margins and results of operations have fluctuated in the past as a result of various factors, some of which are outside our control. These factors include:

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

Most of our revenues are in United States Dollars, Euros or British Pounds Sterling, while a portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation (if any) of the NIS in relation to the dollar or that the timing of such devaluation will lag behind inflation in Israel. Either such trend has the effect of increasing the dollar cost of our operations. In 2009, the NIS devalued relative to the dollar by 0.7%, but the Israeli inflationary rate was 5.2%, thereby outpacing such devaluation, while in 2008, the NIS appreciated against the dollar by approximately 1.1% and the consumer price index furthermore increased at the rate of 3.8%, thereby further escalating the increase in the dollar cost of our Israeli operations. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel continues to increase, our dollar-measured results of operations will be adversely affected.

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

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”) under the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, and the regulations promulgated thereunder. The terms of these grants prohibit us from manufacturing more than 10% of the products developed using these grants outside of Israel without special approvals. There is no assurance that we will receive such OCS approval. Even if we receive approval to manufacture these products outside of Israel, we may be required to pay increased royalties, up to 300% of the grant amount plus interest, depending on the portion of the total manufacturing volume that is performed outside of Israel. A recent amendment to the Research and Development Law permits the OCS, among other things, to approve the transfer of manufacturing rights to outside of Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. Despite these leniencies afforded under the Research and Development Law and the recent amendment adopted thereto, if we desire to transfer more than an insubstantial portion of our manufacturing processes to contractors outside of Israel, we may be required to obtain the consent of the OCS and pay higher royalties to the OCS, which may reduce or eliminate entirely the profitability of effecting such a transfer.

The Research and Development Law also provides that the technology and know-how developed under an approved research and development program may not be transferred to third parties inside or outside of Israel without the approval of the OCS (and, in the case of a transfer outside of Israel, absent certain circumstances). Such approval is not required for the sale or export of any products resulting from such research or development. Even if we receive approval to a transfer of technology outside of Israel, a percentage of the consideration paid for such transfer equal to the ratio of the aggregate amount of OCS grants received by us to the aggregate amount of all cash investments made in such technology, including the OCS grants, must be paid to the OCS.

These restrictions may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties, and we may be subject to criminal charges.

The tax benefits to which we are currently entitled from our approved enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

The Investment Center of the Ministry of Industry, Trade and Labor has granted “Approved Enterprise” status to investment programs at our former facility in Ramat Gan. When we begin to generate taxable income from these Approved Enterprise programs, the portion of our income derived from such programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an Approved Enterprise Program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-Approved Enterprises and the rate of tax, if any, that we would otherwise pay as an Approved Enterprise, and the amount of any taxable income that we may earn in the future.

Provisions of Israeli law may delay, prevent or impede an acquisition of us, which could prevent a change of control that would otherwise yield a premium to our shareholders.

Israeli corporate law regulates mergers and tender offers, requires tender offers for acquisitions of shares above specified thresholds and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions could delay, prevent or impede an acquisition of us that might otherwise yield to our shareholders a premium upon the market price of our Ordinary Shares. See Item 10, “Additional Information-Mergers and Acquisitions” in this annual report, for additional discussion about some anti-takeover effects of Israeli law.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we were not a passive foreign investment company, or PFIC, in 2009, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over our the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and subject to an interest charge on gain from the sale or other disposition of our Ordinary Shares and on certain “excess distributions” with respect to Ordinary Shares . For additional information regarding our PFIC status, see Item 10, “Additional Information — Taxation. - United States Federal Income Taxation Considerations” - Passive Foreign Investment Company Status.

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

Our registered office is located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, and our telephone number is 972-3-611-6500.

Our name was changed to “Fundtech Ltd.” in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation (ACCESS Banking™). In 1999, we acquired the assets of the cash management division of Sterling Commerce (Banker product line); as well as 100% of the stock of BBP AG, Switzerland, which connects banks to the Central Bank of Switzerland and the SWIFT network for the processing and settlement of payments and securities. In 2004, we acquired 100% of the stock of Datasphere SA, Switzerland (“Datasphere”), which also offers financial messaging products; and Cashtech Solutions India Private Limited (“Cashtech”) which offers a line of cash management and financial supply chain products. In 2005, we acquired 100% of the stock of Radius Partners, Inc. (“Radius Partners”), which offers securities settlement products. In early 2007 we acquired 100% of the stock of Prang GmbH, Germany (“Prang”), which provides payments software for the German, Central European and Asian markets. In January 2008 we acquired the ACH (Automated Clearing House) transaction processing, initiation and collection software business of Troy Group, Inc in an asset purchase. In February 2008 we acquired 100% of the stock of Accountis Limited (“Accountis”), which offers electronic bill presentment software. During 2008, we renamed Prang GmbH as Fundtech GmbH and Cashtech Solutions India Private Limited as Fundtech India Ltd. and will use those names throughout the balance of this report. In October 2008, we acquired 100% of the stock of Synergy Financial Services Limited (“Synergy”) which offers payments software and services to banks in the United Kingdom. In April 2009 our subsidiary, Accountis acquired 100% of the stock of Intersoftware (UK) Limited (“Intersoftware”) which offers payments software to UK based corporate and banking clients.

On March 13, 1998, we completed our initial public offering and our Ordinary Shares began trading on the NASDAQ National Market (now known as the NASDAQ Global Market). As part of the offering, we issued and sold 3,450,000 Ordinary Shares in consideration of net proceeds of approximately $41,710,500.

On August 19, 2003 our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel, and we became a dual listed company.

Cash used in the purchase of property and equipment decreased by $3.0 million to $3.6 million for the year ended December 31, 2009 from $6.6 million for the year ended December 31, 2008 after having decreased by $0.1 million to $6.6 million for the year ended December 31, 2008 from $6.7 million for the year ended December 31, 2007. During 2009 we invested $5.8 million to fund the acquisition of Intersoftware as well as to pay additional amounts as per the terms of the acquisition agreements with Fundtech GMBH and Accountis. During 2008 we invested $17.2 million to fund the acquisitions of Accountis, Synergy and Troy, as well as to pay additional amounts as per the terms of the acquisition agreements with Fundtech GMBH and Radius Partners. During 2007, we invested $7.5 million for the acquisition of 100% of the stock of Fundtech GMBH and additional payments per the acquisition terms of Radius Partners and Cashtech. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2010, our anticipated capital expenditures are $5.5 million.

Business Overview

We are a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into four broad categories: (i) payment processing; (ii) bbp; (iii) electronic invoice presentment and payments; and (iv) cash management products. The first three categories are transaction processing solutions, which enable banks to automate the payment and settlement (inclusive of foreign exchange settlements) processes and provide real-time transaction processing capabilities and electronic presentment capabilities to financial institutions and their customers. The fourth category, cash management products, enable corporate clients to communicate with their financial institutions for the purpose of initiating payments, making inquiries and managing their activities with the financial institutions.

We acquired our ACCESS Banking™ products in April 1998, BBP, our Swiss subsidiary, in June 1999 and our banker products in September 1999. Our major products include ACCESS Banking™, CASHplus®, PAYplus USA™, PAYplus for CLS™, Global PAYplus®, Global CASHplus™, Global PAYplus-SP, Recovery Services for disaster recovery service bureau solutions and related services. We acquired Datasphere through BBP in August 2004 and Fundtech India in November 2004. BBP and Datasphere have sold their products and services to approximately 150 customers for the purpose of accessing the SWIFT financial messaging network. Fundtech India offers the Global CASHplus suite of cash management products. Fundtech GmbH, acquired in early 2007, is a payments solution provider in Germany where it offers its PAYplus FTS solutions. The North American payments business delivers real-time ACH transaction processing as well as automated exception handling through ACHplus® and Originet™. Accountis offers Electronic Invoice Presentment and Payments services to financial institutions and corporations in Europe. Synergy and Intersoftware offer payments solutions to UK based clients.

Industry Background

During the past fifteen years, up to the onset of the global downturn, international commerce had generally increased, with new banking technologies being adopted. This was accompanied by dramatic increases in both the number of transactions consummated through electronic payment systems and the need for timely delivery of financial information. While the number of transactions generated by larger financial institutions continues to be somewhat impacted by the downturn, there is a countervailing trend of smaller or regional banks seeking to increase their transaction handling capabilities to service clients seeking to move business from the larger banks. These smaller and regional financial institutions continue to seek more efficient methods of offering payment, settlement and cash management services. During the later part of 2009, we noted that the larger financial institutions were once again turning their attention to the optimization of their transaction processing systems.

Certain trends drive demand for our products and services: an increasing need for centralized payment and treasury functions; global adoption of real-time gross settlement; migration to Internet-based solutions; growth in electronic commerce; continuing consolidation in the financial services industry; increased regulatory requirements imposed on banks, particularly in respect to initiatives in the European Union; a desire to accelerate top-line revenue growth in the form of additional fee income generating services; the need to lower operating costs; a growing move away from in-house development toward packaged applications; increasing interest in financial supply chain solutions; and the need to develop unique services that allow an institution to differentiate itself from its competitors. Throughout 2009, the impact of the recession has overshadowed any prior trends. There are signs, however, that the larger financial institutions are beginning to return to the marketplace to address their needs in relation to these trends.

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

•
a continued shift by banks and financial institutions away from in-house development toward packaged applications as well as an increased use of outsourcing, application service providers and “white-labeling” in lieu of developing and managing their own IT activities;

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

We are one of the largest providers of products and services that link banks to domestic and international payment networks. In the United States our products connect banks to the Federal Reserve System’s FedLine, which has approximately 7,500 banks connected. On a global basis, we provide banks with the capability to link to the SWIFT network for communicating cross-border transactions. SWIFT has over 7,000 banks in over 200 countries connected to its global network. We are also a leading provider in global settlements through the CLS Bank’s Continuous Linked Settlement System (“CLS”), which was established by the largest foreign exchange banks in the world to reduce foreign exchange settlement risk.

Payment Solutions	Short Description

PAYplus USA™	A payments solution for banks operating in the United States.

Global PAYplus®	A solution for managing the global payments activities of large multi-national banks and financial institutions that conduct business in multiple countries.

Global PAYplus®-Service Platform	A Services Oriented Architecture or “SOA” services platform providing broad services in payments, cash management and financial supply chain.

Pan-European PAYplus™	A comprehensive solution to meet the Single European Payments Area (SEPA) and the European Central Bank’s Target 2 initiative compliance.

OmniPay®	A payments hub that enables corporate clients to transmit a single file of mixed payments, thereby simplifying this process.

IGTplus™	A payments and settlement solution which provides message broker services between financial institutions and SWIFT, SIC, SIS and SWX in Switzerland.

Global PAYplus® Liquidity Manager
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

Global PAYplus®

Our Global PAYplus ® provides institutions with a real-time global view of their payments activity. This multi-tiered system addresses the needs of both local and global payment processes. At the local level, Global PAYplus ® employs a client/server funds transfer payment system that supports both the local payment processing, and risk management and regulatory compliance for the local clearing systems. At the global level, Global PAYplus ® aggregates worldwide payment activity. Global PAYplus ® is a multi-platform system supporting both UNIX and Microsoft operating systems that employ open technology standards. The system features end-to-end security and multi-currency capabilities.

Global PAYplus®-Services Platform

Our Global PAYplus ® Services Platform provides financial institutions the ability to implement SOA services in payments, cash management and financial supply chain within either a pre-configured service platform or in the form of a payments hub integrating the institution’s legacy systems into a homogeneous rules-based services platform. The services handle multiple payment types globally and use the payments power of our Global PAYplus software, a globally operational platform.

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

OmniPay®

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

Global PAYplus® Liquidity Manager

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

ACHplu$®

ACHplu$® is a server-based, enterprise class software application designed to streamline processing for all levels of ACH processors. The system is built on a scalable platform that can handle increasing transaction volumes as needed. The system includes many advanced features such as continuous processing, process automation, advanced reporting, and risk management. Its web interface allows originators, bank internal staff, and ACH operators to upload files to the system for processing, search the warehouse and retrieve and view reports.

Originet®

OrigiNET® is an Internet-based software application, derivative of ACHplu$®, which allows corporations and banks to make or collect payments electronically using ACH. The software structures payment data into a standard file format that can be accepted by any financial institution, third-party processor, or ACH operator. Common applications of OrigiNET® include payroll, expense reimbursements, pensions, annuities, dividends, commissions, and benefit payments.

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

ClaritySuite

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

ACCESS Banking

Our ACCESS Banking solution is a client/server product that enables banks and other financial institutions to provide cash management services to their corporate clients. ACCESS Banking is targeted at the mid-to-large-size financial institutions. Through ACCESS Banking, clients can obtain balance history and intra-day reporting, manage check transactions, originate wire transfer payment transactions and initiate intra-bank account transfers. ACCESS Banking consists of a server located in the back-office of a bank and a remote access module located at the premises of the bank’s corporate client. Clients can interact with the bank’s ACCESS Bankingserver remotely via the web, touch-tone telephone with voice response, teletype terminal emulation or facsimile transmission.

CASHplus®

The CASHplus® product enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies, and in multiple countries and regulatory environments. CASHplus® is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software.

webBANKER

web BANKER was designed for community banks – it is cost-effective to operate and easy to set up and use. It offers the features needed to be competitive in the marketplace such as wire transfer, ACH origination with federal and state tax payments, compatibility with FEDLine Advantage, information reporting, cash concentration and disbursement. Fundtech offers this system on an installed or ASP basis.

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

SWIFT Services

Corporate Connect	Fundtech’s service bureau is an efficient way for corporations to connect to their banks via SWIFT.

Message Converter	A unique middleware solution allows users to convert proprietary messages into SWIFT and other standard messages.

Compliance Filter	The Compliance Filter monitors transaction flow based on the requirements of the OFAC (Office of Foreign Assets Control), Factiva, Worldcheck or other country specific standards.

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

•
Corporations – With the addition of Accountis AR and Accountis AP and Troy’s OrigiNET, we have a line of payments related products that are being sold directly to corporate entities. While we intend to continue to support the sale of these products directly to end users, we will also expand the distribution of the products through our traditional client base of financial institutions.

In 2004 we acquired Datasphere and Fundtech India and began the process of assimilating their products and services into our offerings. Likewise, we acquired Fundtech GmbH in early 2007. Fundtech GmbH has approximately 50 customers, primarily in Germany. We also acquired the ACH business of Troy Group in early 2008 which brought two new ACH products to our portfolio along with approximately 18 customer relationships. Accountis Limited, acquired in February 2008, when consolidated with its Intersoftware subsidiary acquired in April 2009, has over 770 clients using its BACS payments and electronic invoicing and presentment products and services. Synergy Financial Services Limited, acquired in October 2008, has about 70 clients using its software and SWIFT connections services.

For a presentation of our consolidated revenues according to the segments and geographical regions to which such revenues are attributable, please see the relevant table in Item 5A, “Operating and Financial Review and Prospects —Operating Results — Significant Revenue, Segment and Earnings Information.”

Sales and Marketing

We sell our products and services primarily through our direct sales force, located in the United States, United Kingdom, Switzerland, India and Singapore. We use the services of distributors in Greece and the Balkans. Our Accountis, Synergy and Intersoftware subsidiaries have arrangements with a number of financial services providers and two major UK banks to remarket their products and services.

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

Software Development

We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in achieving technological leadership. The total software development staff consisted of 318 full-time employees on December 31, 2009. All of our payments products have been developed internally by our product development staff. Our cash management, BBP, ACH, EIPP and UK payments solutions were initially developed by the personnel of the businesses we acquired (such personnel migrating to us with the acquired businesses), and have since continued to be developed by our product development staff. Some of these products are embedded, or bundled, with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

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

Competition

The industry in which we operate is highly competitive and evolving. Our competitors include, but are not limited to, BankServ, Logica PLC, Digital Insights, Inc., S1 Corporation, Fidelity Information Services, Banklink, TietoEnator, Sunguard, Smartstream Technologies, ACI Worldwide Inc., Dovetail, Fiserv, GIFTS Software, Bottomline Technologies, Nucleus Software, Goldleaf Financial Solutions, EFunds, OB 10, Harbor Payments, Clear2Pay and Sterci. Furthermore, several large financial institutions have developed solutions internally which they have then marketed to other banks or implemented in banks that they have acquired. In order to maintain our competitive position, we must differentiate our products from the products of our competitors and successfully develop and introduce new products that meet the changing needs of our clients.

Regulatory Framework

The financial services industry in which we operate is heavily subject to regulatory scrutiny. Increased regulatory requirements have been imposed on banks, including, but not limited to, those in the areas of interdiction, anti-money laundering, and in the European Union, the conversion to the Single Euro Payments Area, or SEPA. For more information, please see the risk factor entitled “Government regulatory policy for the financial services industry affects our business” in Item 3.D above.

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

Property, Plants and Equipment.

We lease the premises at each of our locations, with the exception of a facility owned by Synergy Financial Services Limited, which constitutes an approximately 2,500 square foot building in a science park at Edison Village, Highfields Science Park, University Boulevard, NG7 2RF, Nottingham England which is used to house its software development and administrative personnel. As of December 31, 2009, we leased office space as specified in the table below. The aggregate annual lease payments for our facilities during 2009 were approximately $3,896,000.

Location	Approximate Aggregate Square Feet

Herzliya, Israel*	53,615

Burlington, Massachusetts	9,800

Pembroke, Massachusetts	2,800

Jersey City, New Jersey	25,800

Flower Mound, Texas	400

San Leandro, California	6,700

Norcross, Georgia	26,000

Baden, Switzerland	10,500

London, United Kingdom	4,700

Pune, India	36,900

Frankfurt, Germany	3,660

Costa Mesa, California	2,330

Bangor, Wales	2,400

Manchester, England	1,500

* As of December 31, 2009, we also leased approximately 25,000 square feet in Ramat-Gan, Israel. Such lease has subsequently terminated.

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

(ii)    An ongoing objective to lower operating costs through automation, including enhancing the performance of legacy systems to meet current business objectives. This has become an even greater issue as new regulations such as the U.S. Patriot Act are requiring banks to perform additional complex analyses that significantly benefit from automation;

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

 During the period 2005 through the first half of 2008, spending on technology in the financial services industry increased. During the second half of 2008, we began to see the impact of the global recession, as there was a decline in revenue attributable to new license fees from both global and U.S-based clients. Other revenues from maintenance and services for previously installed systems were affected to a lesser degree. This trend continued throughout most of 2009. We continue to see interest and activity from U.S. regional banks, and have shifted some of our marketing emphasis to such businesses while maintaining our relationships with our global and large bank customers. During the fourth quarter of 2009, however, we began to see increasing activity amongst global banks and large banks located in Europe and Asia Pacific. We have also placed additional emphasis on our newly acquired products such as ACHplus which are attractive within the sectors that appear to be less affected by the slowdown. The trends toward increasing emphasis on transaction revenue and processing/management cost optimization has had a favorable impact on our business, but we continue to experience a slowdown in the sales cycle as banks deal with the recession’s impact on their businesses. We continually communicate with our sales personnel, clients and prospects to estimate the probability of consummating new contracts during future periods. While the current economic crisis has reduced our normal visibility in this regard, we were able to forecast sufficient business reductions to warrant undertaking cost cutting initiatives that somewhat reduced planned 2009 expenditures to offset the declining revenues. It is difficult to predict whether the duration of these trends will continue, as well as the extent of the impact that they may have on our future revenues, results of operations or the length of the time periods for which we can forecast potential revenues.

Acquisitions of Businesses and Certain Assets

In October of 2005, we acquired all of the outstanding shares of Radius Partners, Inc. (“Radius”) for an aggregate initial purchase price of approximately $2.5 million. During 2006, additional payments of $220,000 were made based on and for 2005, and payments were made in 2007 in the amount of $200,000 based on and for 2006. We made payment of an additional $200,000 in 2008 based on and for 2007.

In February of 2007, we acquired all of the outstanding shares of Fundtech GmbH. The purchase price was €4.8 ($6.3) million which was paid in cash. Additional cash consideration in an amount of up to €4 million will be paid if and when certain conditions related to the performance of Fundtech GmbH are met between the acquisition date and December 31, 2010. In 2008, we made payment of €2.3 ($3.4) million based upon Fundtech GmbH’s financial performance, which was accrued and accounted for in 2007. The parties have amended the original acquisition agreement with respect to the payment of additional consideration, pursuant to which €597,000 ($830,000) was paid in January 2009 and again `in January 2010. No further earn-out obligations will exist after these two payments.

In January 2008, we acquired the ACH business of Troy Group, Inc. The purchase price was approximately $1.1 million in cash. Also in February 2008 we acquired all of the outstanding shares of Accountis Limited which provides solutions for our financial supply chain suite of services. The initial purchase price was £3.9 ($7.8) million. Additional cash consideration will be paid if and when certain conditions are met between the acquisition date and December 31, 2011, which may amount to an additional £2 million. During 2009, we paid an additional amount of $1.1 million.

In October, 2008, we acquired all of the outstanding shares of Synergy Financial Services Limited. The purchase price was £2.52 ($4.7) million in cash, including £300,000 payable contingent on delivery of certain reports. Additional consideration will be paid in cash if and when certain conditions are met between the acquisition date and February 28, 2012, which may amount to an additional £1.17 million. No additional payments were made in 2009.

In April 2009, we acquired all of the outstanding shares of Intersoftware (UK) Limited for a purchase price of £2.7 ($3.8) million in cash. There are no contingent amounts payable in respect of such acquisition.

Critical Accounting Policies

The operating and financial condition review contained herein is based upon our consolidated financial statements, which were prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenue from software license agreements are recognized when all criteria outlined in ASC 985-605-15 “Software Revenue Recognition” are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

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

We generally do not grant rights-of-return to our customers. We usually provide a warranty period to our customers of up to three months at no extra charge. As of December 31, 2009 and 2008, the provision for warranty cost is immaterial.

Revenue from software licenses that require significant customization, integration and installation are recognized based on ASC 605-35-05 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.

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

As we provide hosting services to our customers without any contractual right to take possession of the software licenses, we recognize revenue from hosting over the hosting contract period.  Revenues from set up fees are also recognized over the related hosting contract term.

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

Long-Lived Assets . We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

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

Impairment of Goodwill . We assess the impairment of goodwill on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;
•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	significant negative industry or economic trends.

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on the implied fair value of the goodwill.  The implied fair value is derived from the fair value of the whole unit to which the goodwill is related, determined using projected discounted cash flow. We did not record an impairment charge based on our reviews in 2007. In 2008 we recorded an impairment charge of $1.66 million. For 2009, no impairment charge was recorded.

Share Based Payments .. The Company accounts for stock-based compensation in accordance with ASC 718.  ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

 The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

A.	Operating Results

The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:

	Year Ended December 31,
	2009	2008	2007

Revenues:
Software license fees	9.8%	13.6%	18.9%
Service Fees	36.2	41.4	40.0
Hosting	20.4	16.4	14.7
Maintenance	33.5	28.5	26.3
Hardware sales	0.1	0.1	0.1
Total revenues	100.0	100.0	100.0

Operating Expenses:
Software license costs	0.6	0.2	0.6
Maintenance and service costs	45.3	44.4	43.4
Hardware Costs	-	-	-
Research and development	17.3	18.1	18.5
Selling and marketing, net	14.6	16.7	17.0
General and administrative	16.7	14.1	13.0
Amortization of capitalized software development costs.	-	-	0.4
Impairment of goodwill and other intangible assets	-	1.7	-
Amortization of other acquired intangible assets	1.7	1.8	1.3
Provision for doubtful accounts	0.3	0.5	(0.1)
Total operating expenses	96.5	97.5	94.1
Operating income	3.5	2.5	5.9
Loss on Investments	-	(0.6)	-
Financial income, net	0.2	-	2.1
Income before income taxes	3.7	1.9	8.0
Income taxes	(0.3)	0.9	1.2
Net income	4.0%	1.0%	6.8%

We note in particular the impact on net income of the application of ASC 718, which resulted in charges of $2.6 million in 2007, $3.0 million in 2008 and $2.8 million in 2009.

Significant Revenue, Segment and Earnings Information

The following table presents our consolidated revenues (in thousands) according to the geographical regions to which such revenues are attributable:

	2009		2008		2007
	Total		Total		Total
	Revenues	Percentage	Revenues	Percentage	Revenues	Percentage
Israel	$461	0.4%	$1,108	0.9%	$1,331	1.3%
U.S.A.	48,523	41.2	49,228	40.7	46,028	44.0
Switzerland	14,769	12.5	15,155	12.5	12,711	12.1
India	2,066	1.8	2,350	1.9	2,302	2.2
United Kingdom	19,304	16.4	17,758	14.7	19,966	19.1
Germany	4,987	4.2	3,990	3.3	2,611	2.5
Australia	7,026	6.0	5,938	4.9	2,839	2.7
Austria	3,822	3.2	3,615	3.0	61	0.1
Hong Kong	1,182	1.0	1,999	1.7	629	0.6
Other	15,617	13.3	19,896	16.4	16,156	15.4
	$117,757	100%	$121,037	100%	$104,634	100%

The following table presents (in thousands) our consolidated revenues and resultant operating income (loss) for each of our three operating segments :

	2009	2008	2007
Cash management revenue	$26,380	$27,914	$24,460
Operating income	868	821	1,057
Payments revenue	69,573	75,001	65,460
Operating income	15,967	17,206	17,672
BBP revenue	21,804	18,122	14,714
Operating income	1,210	1,071	1,108

While cash management revenues continued to grow during 2007 and 2008, the related operating income results have been adversely impacted by the costs associated with the launch of the new CASHplus product and related modules. During 2009, payments revenue decreased in the economic downturn, but operating income decreased slightly on a percentile basis from 2008. Cash management revenues declined in 2009 due to the impact of the economic downturn, but operating income improved due to launch costs no longer being applicable. The growth in payments revenues and operating income during 2007 and 2008 are primarily related to strong sales and installations of PAYplus USA and Global PAYplus, leading to both increased license fees and services revenues as well as the acquisition of our German subsidiary, Fundtech GmbH. BBP revenue and operating income have steadily increased due to the implementation of IGTplus. License and services fee trends are discussed more fully in the year to year comparisons below.

Major Customers

We derived approximately 20.8% and 22.1% of our annual revenues, or approximately $24.5 million and $26.7 million, from the license, consulting and maintenance service fees earned in connection with agreements with three leading international financial institutions in 2009 and 2008, respectively. At the present time, these major customers are some of the large global banks which have been most impacted by the global recession. Notwithstanding that many of these institutions have received government assistance, we cannot forecast when they will return to normal procurement patterns. There are signs, however, that the larger financial institutions are beginning to return to the marketplace to address their needs.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.
			Variance
	2008	2009	Decrease	%

Total Revenues	$121,037,000	117,757,000	3,280,000	2.7%

The decrease in revenues was primarily attributable to $1.5 million decrease in cash management products-related revenue, a $5.5 million decrease in revenue from our payments business, mainly attributable to our Global PAYplus solution, partially offset by a $1.1 million increase due to the acquisition of new business, and higher revenue from BBP of $3.7 million, out of which $1.8 million was due to the acquisition of a new business acquired in the fourth quarter of 2008.

Software License Fees. Software license fees consist primarily of revenues derived from software license agreements we enter into with our customers. A comparison between our 2008 and 2009 software license fees is as follows:

			Variance
	2008	2009	Decrease	%
Software License Fees	$16,488,000	$11,558,000	$4,930,000	29.9%

The decrease in license fees was due to $2.1 million decrease in United States cash management licenses, a $2.5 million decrease in license fees from our payments segment and a $0.3 million decrease in BBP licenses.

Maintenance, Hosting and Services Fees . Maintenance, hosting and services fees include revenues derived from maintenance contracts, customizations and product installation, training, hosting and consulting fees. We generally receive a contract for maintenance and services at the time we enter into a contract for a software license.

A comparison between our 2008 and 2009 maintenance and services fees is as follows:

			Variance
	2008	2009	Increase	%
Maintenance, Hosting and Services Fees	$104,549,000	$106,199,000	$1,650,000	1.6%

Our service fees decreased by $7.6 million, due to a $7 million decrease in payments mainly due to customers implementing our Global PAYplus solution or existing customers seeking fewer additional services and a $1.2 million decrease in our cash management services from new and existing customers, partially offset by a $0.6 million increase in BBP services revenue.

Our hosting fees increased by $4.2 million, consisting of an increase in our BBP segment hosting fees of $2.9 million, out of which $1.1 million was due to the acquisition of a new business in the fourth quarter of 2008, and a $1.0 million increase in our cash management fees, out of which $0.6 million was due to the acquisition of a new business in 2009, and a $0.3 million increase in payments.

Our maintenance fees increased by $5.0 million, which consisted of increases in maintenance fees of $3.7 million in our payments segment and due to acquisitions of a new business in the fourth quarter of 2008, $0.8 million in our cash management segment and $0.5 million in our BBP segment.

Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2008 and 2009 software license costs is as follows:

			Variance
	2008	2009	Increase	%
Software License Costs	$291,000	$748,000	$457,000	157%

This large increase relates solely to the presence of certain embedded third party software component sales in conjunction with new licenses for our global payments products.

Amortization of Other Acquired Intangible Assets. A comparison between our 2008 and 2009 amortization of other acquired intangible assets is as follows:

			Variance
	2008	2009	Decrease	%
Amortization of Other Acquired Intangible Assets	$2,167,000	$2,028,000	$139,000	6.4%

The decrease in amortization resulted from a decrease of $0.6 million attributable to the completion of amortization of several intangible assets during 2008 which was partially offset by amortization of the newly acquired Accountis, Synergy and InterSoftware assets, which caused an increase in amortization of $0.46 million.

Maintenance, Hosting and Services Costs . Maintenance, hosting and services costs consist primarily of personnel and related expenses, voice and data expenses and other costs related to the provision of maintenance, hosting, and professional services. A comparison between our 2008 and 2009 services costs is as follows:

			Variance
	2008	2009	Decrease	%
Maintenance, Hosting and Services Costs	$53,730,000	$53,286,000	$444,000	0.1%

The above result reflects an increase in depreciation expenses by $0.6 million, consistent with increased revenues from hosting fees. This was offset by a decrease in travel expenses of $1.0 million, which is consistent with the decrease in services revenue.

Impairment of Goodwill and Related Intangible Assets. A comparison between our 2008 and 2009 impairment of goodwill is as follows:

			Variance
	2008	2009	Decrease	%
Impairment of Goodwill and related intangible Assets	$2,018,000	$0	$2,018,000	100%

During 2008 we realized an impairment of goodwill related to our Radius subsidiary for a total amount of $1.66 million and an additional impairment to Radius’s related intangible assets for a total amortized cost of $358,000. No impairment was recorded for 2009.

Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2008 and 2009 software development expenses is as follows:

			Variance
	2008	2009	Decrease	%
Software Development	$21,849,000	$20,422,000	$1,427,000	6.5%

We did not capitalize any software development costs in 2009 or 2008 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short. These costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position.

The decrease in software development expenses from 2008 to 2009 derived mainly from a decrease in our workforce personnel as part of cost savings measures, and the weakness of the NIS vs. the U.S. dollar that resulted in lower salary expenses. This was partially offset by expenses related to the additional personnel that we added as a result of the acquisition of Accounts, Synergy and Intersoftware.

Selling and Marketing. A comparison between our 2008 and 2009 selling and marketing expenses is as follows:

			Variance
	2008	2009	Decrease	%
Selling and Marketing	$20,130,000	$17,234,000	$2,896,00	14.4%

The decrease in selling and marketing expenses was primarily due to (i) a $1.6 million decrease in sales commissions due to a decrease in new sales, and (ii) a decrease in salary expenses for sales and marketing employees outside the United States due to the weakness of GBP and Euro currencies vs. the U.S. Dollar.

Provision for Doubtful Accounts. Management’s assessment for uncertainties of outstanding accounts receivable collectability is reflected in our provision for doubtful accounts. A comparison between our 2008 and 2009 provision for doubtful accounts is as follows:

			Variance
	2008	2009	Decrease	%
Provision for Doubtful Accounts	$753,000	$333,000	$420,000	55.8%

The decrease in doubtful accounts resulted from the decrease in uncertainty in the market condition of the financial services industry.

General and Administrative. A comparison between our 2008 and 2009 general and administrative expenses is as follows:

			Variance
	2008	2009	Increase	%
General and Administrative	$17,115,000	$19,662,000	$2,547,000	14.9%

The increase in general and administrative expenses was primarily due to (i) the acquisition of Accountis, Synergy and Intersoftware during 2009 and 2008, and (ii) increased salary expenses due to new hiring and higher bonuses.

Financial Income, Net. A comparison between our 2008 and 2009 financial income, net is as follows:

			Variance
	2008	2009	Increase	%
Financial Income, net	$48,000	$232,000	$184,000	383%

The increase in net financial income resulted primarily from a decrease in foreign currency fluctuations notwithstanding lower average interest income on the financial instruments that we held in 2009 compared to 2008 due to (i) maturity of long term marketable securities and (ii) generally lower short term rates.

Income Taxes. A comparison between our 2008 and 2009 income tax expense is as follows:

			Variance
	2008	2009	Decrease	%
Income Taxes	$1,100,000	$(397,000)	$1,497.000	136%

The decrease in income tax expense derived from increase in deferred tax assets (mainly in Israel and the United States) of $1.0 million and a decrease in tax expense of $0.5 million from operations.

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

The decrease in license fees was due to (a) $1 million decrease in United States cash management licenses, (b) $3 million decrease due to termination of a major securities project, (c) $0.4 million decrease in license fees from our payments segment, (d) $0.6 million decrease in BBP licenses, and (e) partially offset by a $1.7 million increase due to the acquisition of a new business.

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

Our hosting fees increased by $4.5 million, consisting of an increase in our BBP segment hosting fees of $3.6 million and a $1.2 million increase in our U.S. cash management, offset by $0.3 million decrease in payments.

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

Amortization of Capitalized Software Development Costs. A comparison between our 2007 and 2008 amortization of capitalized software development costs is as follows:

			Variance
	2007	2008	Decrease	%
Amortization of Capitalized Software Development Costs	$394,000	$-	$394,000	100%

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

Impairment of Goodwill and related intangible assets. A comparison between our 2007 and 2008 impairment of goodwill is as follows:

			Variance
	2007	2008	Increase	%
Impairment of Goodwill and related intangible Assets	$-	$2,018,000	$2,018,000	100%

During 2008 we realized an impairment of goodwill related to our Radius subsidiary for a total amount of $1.66 million and an additional impairment to Radius’ related intangible assets for a total amortized cost of $358,000.

Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2007 and 2008 software development expenses is as follows:

			Variance
	2007	2008	Increase	%
Software Development	$19,348,000	$21,849,000	$2,501,000	12.9%

We did not capitalize any software development costs in 2008 or 2007 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short. These costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position. The increase in software development expenses from 2007 to 2008 derived from an increase in our personnel/workforce and related hiring costs, which were attributable mainly to (i) Fundtech India’s efforts to enhance our U.S. cash management product and (ii) the additional personnel that we added as a result of the acquisition of Accountis, Synergy and Troy.

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

Impact of Inflation and Currency Fluctuations.

For a discussion of the impact of inflation and foreign currency fluctuations upon our results, and related hedging instruments that we have utilized with respect thereto, please see the risk factor entitled “We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation (if any) of the New Israeli Shekel against the dollar” in the “Risk Factors” subsection of Item 3, “Key Information,” above and the discussion below in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – “Effects of Government Regulations and Location on our Business.

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see the “Risks Related to Our Location in Israel” in Item 3.D above, the section entitled “Effective Corporate Tax Rate” in Item 5.B below, and “Israeli Income Tax Considerations” in Item 10 below.

B.	Liquidity and Capital Resources.

We have financed our operations primarily through the sale of equity securities in an aggregate amount of approximately $139.7 million, including net proceeds from our 1998 initial public offering in an amount of approximately $29 million, proceeds from our follow-on 1999 public offering in an amount of approximately $92.3 million and grants from the Government of Israel, Office of the Chief Scientist to fund new product development. In addition, we raised $0.8 million from the exercise of employee options in 2009. As of December 31, 2009, working capital was $49.5 million, which included cash and cash equivalents, short term investments and marketable securities of $42 million.

Cash flows from operating activities. Net cash provided by operating activities amounted to $17.3 million for the year ended December 31, 2009 as compared to net cash provided by operating activities of $13.8 million for the year ended December 31, 2008 and $17.3 million for the year ended December 31, 2007.

This increase of $3.5 million from 2008 to 2009 reflects an increase in our net income of $3.4 million, a decrease in trade receivables, net, other account receivables and prepaid expenses of $12.6 million, an increase in depreciation and amortization, stock option compensation and accrued interest on marketable securities of $0.1 million, an increase of $0.2 million in accrued severance pay offset by a decrease of impairments of marketable securities, goodwill and other intangible assets of $2.7 million, a decrease in trade payables, deferred revenue, other payable and accrued expenses of $9.0 million, in the aggregate, and an increase in deferred taxes of $1.1 million compared to 2008. The decrease in operating cash flow from $3.5 million from 2007 to 2008 reflects a decrease in our net income of $5.9 million, an increase in trade receivables, net, other accounts receivables and prepaid expenses of $11.3 million, offset by impairments of marketable securities, goodwill and other intangible assets of $2.7 million, an increase in depreciation and amortization, stock option compensation and accrued interest on marketable securities of $2.2 million and an increase in trade payables, deferred revenue, other payables and accrued expenses of $12.3 million, in the aggregate, compared to 2007.

Cash flows from investing activities. Net cash used in investing activities amounted to $18.9 million for the year ended December 31, 2009 as compared to $14.8 million for the year ended December 31, 2008 and $17.5 million for the year ended December 31, 2007. During 2009, cash was used to fund the acquisitions of InterSoftware as well as to pay additional amounts pursuant to the terms of the acquisition agreements with Accountis and Fundtech GmbH, respectively, in the aggregate amount of $5.8 million. Cash used in the purchase of property and equipment decreased by $3.0 million to $3.6 million for the year ended December 31, 2009 from $6.6 million for the year ended December 31, 2008. Net cash used to purchase marketable securities amounted to $10.3 million for the year ended December 31, 2009 as compared to $8.9 million net cash provided from redemption of marketable securities for the year ended December 31, 2008. During 2008 cash was used to fund the acquisitions of Synergy, Accountis and Troy as well as to pay additional amounts pursuant to the terms of the acquisition agreements with Radius Partners and Fundtech GmbH, respectively, in the aggregate amount of $17.2 million. Purchases of property and equipment decreased by $0.1 million to $6.6 million for the year ended December 31, 2008 from $6.7 million for the year ended December 31, 2007. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2010, our anticipated capital expenditures are $5.5 million - See Item 4, “Information on the Company”, in the subsection titled “History and Development of the Company.”

Cash flows from financing activities. Net cash used in financing activities was $7.8 million for the year ended December 31, 2009 as compared to net cash provided by financing activities of $0.8 million for the year ended December 31, 2008 and as compared to net cash provided by financing activities of $2.3 million in the year ended December 31, 2007. The increase to cash used in financing activities from 2008 to 2009 was primarily due to an increase in the aggregate value of Ordinary Shares purchased by the Company from $0.7 million in the year ended December 31, 2008 to $8.5 million in the year ended December 31, 2009. The decrease in cash provided by financing activities from 2007 to 2008 was primarily due to a decrease in cash proceeds from the exercise of stock options of $0.9 million and the use, in 2008, of $0.7 million of cash for the repurchase of treasury stock.

On June 4, 2006, the Company’s Board of Directors authorized the Company to utilize up to $20 million to purchase Ordinary Shares from time to time on the open market. On November 11, 2008, the Company’s Board of Directors authorized the purchase of up to $10 million of our Ordinary Shares from time to time on the open market. As of December 31, 2009, the Company had purchased a total of 1,286,056 shares, of which 883,056 shares were repurchased in 2009 (for a total cost of approximately $8.5 million in 2009).

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

Borrowings and Other Indebtedness

We have not relied upon bank or other debt financings to fund our working capital requirements and have no amounts outstanding under borrowing facilities as of the date of filing of the annual report.

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

At December 31, 2009, we had net operating loss (“NOL”) carry forwards of approximately $43 million and $21 million in the United States and in Israel, respectively. The U.S. NOL carry forwards begin to expire in 2010 through 2025 and the Israeli NOL carry forwards have no expiration. See Note 12 to the Consolidated Financial Statements included elsewhere herein.

C.	Research and Development, Patents and Licenses, etc.

During 2009, we expended $20.5 million in current expense charges related to the development of our software with no capitalized costs. During 2008 and 2007, $21.8 million and $19.3 million, respectively, in current expense charges were incurred by us for our software, with no capitalized costs. There were no grants by the Office of the Chief Scientist to us in 2007, 2008 or 2009.

D.	Trend Information

Our trends are disclosed above in the “Overview” subsection of this Item 5, “Operating and Financial Review and Prospects”. Additional, industry-wide trend information that may have an impact on our revenues, income from continuing operations, profitability and liquidity is described above under “Industry Background” in the “Business Overview” subsection of Item 4, “Information on the Company” and in the “Risk Factors” subsection of Item 3, “Key Information.”

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2009, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$23,563,000	$4,060,000	$10,937,000	$8,566,000	$-

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management.

The following table lists the names and ages of the current directors and executive officers:

NAME	AGE	POSITION
Avi Fischer	53	Chairman of the Board of Directors
Gideon Argov	53	Vice-Chairman of the Board of Directors
Reuven Ben Menachem	49	Chief Executive Officer, Director
Robert Cobuzzi	68	Director
Gerald Dogon	70	Director
Yaffa Krindel	55	Director
Stanley Stern	53	Director
Gil Weiser	68	Director
Peter Radcliffe	60	Director
Michael Sgroe	54	President & Chief Operating Officer
Joseph J. Aulenti	63	Executive Vice President, General Counsel and Secretary
Yoram Bibring	52	Executive Vice President, Chief Financial Officer
Joseph P. Mazzetti	69	Executive Vice President, Corporate Development

Avi Fischer was elected to serve as Chairman of the Board of Directors of Fundtech on February 17, 2009. Since June 2003, Mr. Fischer has served as Co-Chief Executive Officer of Clal Industries and Investments (CII), a conglomerate that divides its investments into three distinct segments: core industrial holdings, venture capital, and biotechnology. He also serves as the Deputy Chairman of IDB Group in the Bio-Tech sector. IDB Group is one of Israel’s largest holding companies. Prior to and for a period of time after joining CII, from January 1999 to December 2004, Mr. Fischer was a managing partner of Fischer Behar Chen Well Orion & Co., one of Israel’s leading law firms. Mr. Fischer is a co-founder of the Ganden Group, a leading holding concern with interests in real estate, tourism and aviation. Mr. Fischer currently serves on the boards of numerous Israeli companies, including: Ganden Holdings Ltd., Ganden Tourism and Aviation, private companies and on the boards of the following publicly traded companies: Clal Biotech Ltd. (TASE: CBI), Makhteshim Agan Industries Ltd. (TASE: MAIN), Koor Industries Ltd. (TASE: KOR), American Israeli Paper Mills Ltd. (TASE & AMEX: AIPM) Elron Ltd. (TASE & NASDAQ: ELRN) and GVT Brazil (BOVESPA: GVTT3). In addition, Mr. Fischer also serves as the Co-Chairman of “Matan – Your Way to Give”, Israel’s largest Philanthropists organization. He is a Lieutenant Colonel (reserves) in the armored corps of I.D.F. Mr. Fischer has earned an L.L.B. from the Tel-Aviv University and was a faculty member at the Tel-Aviv University Law School in 1983.

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

Gil Weiser has served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company’s Swiss subsidiary from 2001 to 2006. Mr. Weiser has more than 25 years experience in management and operation, with executive posts at corporate, academic and financial entities. Mr. Weiser presently serves as the CEO of Orsus Solutions since August 2006. He served as the Vice President of Orama, an international investment banking group from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as CEO of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzliya. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the CEO of Hewlett Packard (Israel) located in Tel Aviv and CMS Corporation, distributor of Hewlett Packard products and services. Mr. Weiser has and continues to hold significant public positions. Mr. Weiser currently serves on the boards of Clicksoftware (CKSW), a publicly traded company and is on the board of the following private companies: Ospc and Infocall. He previously served on the board of other high tech companies: Formula, BBP, Optibase, Tescom, Safebit, and Regisoft and others. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. Mr. Weiser has served as Chairman of the Multinational Companies Forum, Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser has earned a Bachelor of Science from Technion, Israel Institute of Technology in Haifa as well as a Master of Science from the University of Minnesota.

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

Arrangements for the Election of Directors

Avi Fischer, who was elected by our Board of Directors to the position of Chairman of the Board in February 2009, is a director and Co-Chief Executive Officer of CII, the beneficial owner of 8,797,398 of our Ordinary Shares (constituting approximately 56.1% beneficial ownership of our outstanding share capital) as of May 3, 2010. In addition, Peter Radcliffe, who serves on our Board, also serves as Chairman of Accountis Limited, a company that we acquired in February 2008 and that is our wholly owned subsidiary. Other than as described immediately above, there are no arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are furthermore no family relationships among any such directors or members of our senior management.

Compensation

We have entered into an employment agreement with Reuven Ben Menachem, which provides for annual review of his compensation by our Compensation Committee and Board of Directors. Mr. Ben Menachem’s compensation as a director of the Company is also subject to shareholder approval. Mr. Ben Menachem’s agreement also provides for a notification period in the event that the agreement is terminated without cause and a severance payment in the event the agreement is terminated subsequent to a change of control.

The aggregate remuneration we paid for the year ended December 31, 2009 to our directors and executive officers as a group was $2,242,398 in salaries and bonuses, inclusive of the retainer payments to directors as described below. In addition, certain officers are provided a car allowance, the aggregate cost of which (for all such officers combined) totaled $85,830 for 2009. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers in 2009.

In December of 2009, our shareholders approved payment of an annual retainer of $19,000 to non-employee directors for future annual periods, beginning January 1, 2010, payable on a quarterly basis. In addition, shareholders approved that the Vice-Chairman of the Board of Directors shall be entitled to an additional annual payment of $3,500, payable on a quarterly basis, and the Chairman of the Audit Committee of the Board of Directors (provided that such Chairman is not an external director under the Companies Law (as described below in subsection C of this Item 6)) shall be entitled to an additional annual payment of $3,500 payable on a quarterly basis, and the Chairmen of each other Committee of the Board of Directors (provided that such Chairmen are not external directors) shall be entitled to an additional annual payment of $2,000 payable on a quarterly basis. In addition, each director shall be paid a meeting fee for attendance at each meeting of either the Board of Directors or of any Committee thereof. The fee for in-person attendance at any such meeting shall be $1,000 per meeting, while the fee for telephonic attendance shall be $500 per meeting. The cash fees payable to any individual non-employee directors on an annual basis are subject to an overall limitation of $30,000. The Chairman of the Board will not be paid any additional fees for serving in such role, but will still qualify for fees based on attendance at meetings. The shareholders also approved the grant of 2,250 restricted shares annually to each non-employee director for his or her services, other than the Chairman of the Board of Directors, who has waived such entitlement.

Directors Compensation

The sole cash compensation paid to directors for attending meetings of the Board of Directors or Committee meetings of the Board of Directors is the retainer, Vice Chairman’s and Chairman’s fees and meeting fees described above. We also reimburse directors for their reasonable travel and other expenses related to attendance at meetings. For our external directors, such reimbursement is made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion set forth under “External Directors,” in subsection C of this Item 6. Subject to shareholder approval for each of the proposed grants, directors also receive options to purchase Ordinary Shares or restricted share grants as described above (on a prospective basis) and below (with respect to 2009).

Option or Restricted Share Grants in Last Fiscal Year

During 2009, options to purchase 207,500 Ordinary Shares and 18,000 shares of restricted stock were granted to our directors and executive officers. The exercise price of these options was $11.93 per share, with a vesting period over one to three years. All options and restricted shares were granted pursuant to our 2005 Plans (as defined below). Options granted under the 2005 Plans expire 10 years from the date of grant.

Board Practices.

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Avi Fischer	Chairman	February 17, 2009	2010 Annual Meeting
Gideon Argov (2)(5)	Vice Chairman	February 17, 2009	2010 Annual Meeting
Reuven Ben Menachem	Chief Executive Officer, Director	October 28, 2002	2010 Annual Meeting
Stanley Stern (2)(3)	Director	July 22, 2003	2010 Annual Meeting
Yaffa Krindel (2)(4)	Director	February 12, 2004	2010 Annual Meeting
Gil Weiser (2)(4)(5)	Director	October 28, 2002	2010 Annual Meeting
Robert Cobuzzi (1)(2)(3)(4)(6)	Director	December 20, 2007	2010 Annual Meeting
Gerald Dogon (1)(2)(3)(5)(7)	Director	December 20, 2007	2010 Annual Meeting
Peter Radcliffe	Director	December 20, 2008	2010 Annual Meeting
Joseph Aulenti	Executive Vice President, General Counsel and Secretary	October 1, 2002	Not Applicable
Yoram Bibring	Executive Vice President, Chief Financial Officer	September 6, 2001	Not Applicable
Joseph P. Mazzetti	Executive Vice President, Corporate Development	June 1, 2001	Not Applicable
Michael Sgroe	President & Chief Operating Officer	June 1, 2001	Not Applicable

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

Our external directors are required to possess professional qualifications as set forth in the regulations promulgated under the Companies Law. In addition, our Board of Directors is required to determine how many of our directors must have financial and accounting expertise. In determining such number, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The Companies Law provides that if we have an “audit committee financial expert” as defined in the rules of the SEC that has the requisite financial sophistication as defined in the NASDAQ Listing Rules and regulations (the “NASDAQ rules”) and is independent within the meaning of the independent director standards of the NASDAQ rules and the SEC rules, then our external directors are only required to possess requisite professional qualifications.

Under the Companies Law, each committee which is authorized to exercise one of the functions of the board of directors is required to include at least one external director. The initial term of an external director is three years, and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting; provided that external directors of an Israeli company whose securities are listed on certain non-Israeli stock exchanges or stock markets (including the NASDAQ Global Market) may be reelected for additional periods of up to three years each (beyond the first two three-year periods), in each case provided that (i) the audit committee and thereafter the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, (ii) the reelection for each additional period is approved by the company’s shareholders as described above and (iii) the period of service of the external director in such office and the reasons of the audit committee and board of directors for the proposed reelection for an additional period are presented to the general meeting of shareholders prior to the shareholders’ voting on the proposed reelection.

Until the lapse of two years from termination of service as director, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

The majority of the shareholders in a general meeting must elect the external directors and either (i) such majority must include at least one-third (1/3) of the shares of non-controlling shareholders voting on the matter, or (ii) the total shares of non-controlling shareholders voting against the election may not represent more than one percent (1%) of the voting rights in the company.

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

Gideon Argov, Robert Cobuzzi, Gerald Dogon, Avi Fischer, Yaffa Krindel, Stanley Stern and Gil Weiser qualify as independent directors and meet the independence standard of the NASDAQ rules, thereby providing us with a majority of independent directors on our Board of Directors.

Board Committees

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

The Audit Committee must monitor the independence of our external auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, recommend the replacement of our external auditors. In addition, the Audit Committee is responsible for pre-approving all services provided to us by our external auditors.

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

The members of the Audit Committee for the fiscal year ended December 31, 2009 were Stanley Stern, Chairman, Robert Cobuzzi and Gerald Dogon, each of whom is an independent director, as determined under the NASDAQ rules and SEC rules. Mr. Cobuzzi qualifies as an audit committee financial expert under the Sarbanes-Oxley Act of 2002. For 2010 the Audit Committee will consist once again of Stanley Stern, Chairman, Robert Cobuzzi and Gerald Dogon and Mr. Cobuzzi has once again been designated as the audit committee financial expert under the Sarbanes-Oxley Act of 2002.

Compensation Committee

In addition to our Audit Committee, our Board of Directors has furthermore created a Compensation Committee consisting solely of independent directors, in accordance with NASDAQ rule requirements. The members of the Compensation Committee for the fiscal year ended December 31, 2009 were Yaffa Krindel, Chairman, Robert Cobuzzi and Gil Weiser. No member of the Compensation Committee is an officer or employee of the Company and each is an independent director, as determined under the NASDAQ rules. As required under the NASDAQ rules, which require that this committee be responsible for setting and approving salaries for our executive officers, the responsibilities of the Compensation Committee include administering our stock plans and approving the compensation of our executive officers. For 2010, the Compensation Committee will consist once again of Yaffa Krindel, Chairman, Gil Weiser and Robert Cobuzzi.

Nominating Committee

In accordance with the NASDAQ rules, which require our Board of Directors to appoint a wholly independent nominating committee that is responsible for the nomination of directors, our Board of Directors established our Nominating Committee in 2004. Its members during 2009 were Gil Weiser, Chairman, Gideon Argov and Gerald Dogon, each of whom is an independent director, as determined under the NASDAQ rules. The Nominating Committee is responsible for making recommendations with respect to (i) the nomination by the Board of Directors of qualified candidates to serve as our directors, (ii) Board committee assignments and (iii) chair appointments. The Nominating Committee has adopted a charter, as well as policies and procedures governing its activities. The committee has also adopted and published policies and procedures governing communications from shareholders or other interested parties to our Board of Directors. For 2010, the Nominating Committee will consist once again of Gil Weiser, Chairman, Gideon Argov and Gerald Dogon.

Integration Committee

During 2009, the Board of Directors established an Integration Committee consisting of Peter Radcliffe, Chairman, Reuven Ben Menachem, Gideon Argov and Gil Weiser in order to assist management in identifying potential synergies amongst our various operating entities. For 2010, the Integration Committee will consist once again of Peter Radcliffe, Chairman, Reuven Ben Menachem, Gideon Argov and Gil Weiser.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The duty of the internal auditor is to examine, inter alia, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. We have appointed Yarel+ Partners, as our internal auditor.

Disclosure Committee

A Disclosure Committee consisting solely of Company employees was established in 2004 under the auspices of our Audit Committee to assist the Chief Executive Officer and Chief Financial Officer with monitoring developments within the Company and with the preparation of annual and quarterly reports (when appropriate). The committee is chaired by the General Counsel and has members from the finance, operations and marketing departments as well as from our BBP, Fundtech GmbH and Fundtech India subsidiaries. Meetings are held periodically as warranted. The committee has also adopted and published policies and procedures governing its activities. The charter of the committee was approved by our Audit Committee. No directors serve on the committee.

Employees

The following table summarizes the main category of activity and geographic location of our employees as of December 31, 2009, 2008 and 2007 respectively:

		As of December 31, 2009
	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	128	70	40	41	257
Israel	79	118	3	13	213
Switzerland	33	19	11	10	73
United Kingdom	21	20	9	16	66
Australia	4	0	1	0	5
India	215	110	8	35	368
Germany	6	4	2	3	15

		As of December 31, 2008
	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	128	70	40	41	279
Israel	66	101	0	12	179
Switzerland	33	19	9	10	71
United Kingdom	16	19	7	10	52
Australia	3	0	0	0	3
India	215	110	8	35	368
Germany	6	4	2	3	14

		As of December 31, 2007
	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	69	143	38	25	275
Israel	58	97	2	8	165
Switzerland	18	29	11	11	69
United Kingdom	0	13	5	0	18
Australia	0	2	0	0	2
India	117	208	13	39	377
Germany	4	6	2	3	15

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

Share Ownership of Management and Directors

Security Ownership of Directors, Senior Management and Certain Key Employees

As of May 3, 2010, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was as follows:

Owner:	No. of Ordinary Shares:
Avi Fischer	Beneficially owns less than one percent (1)
Gideon Argov	Beneficially owns less than one percent.
Reuven Ben Menachem	419,966 (2.7%)
Robert Cobuzzi	Beneficially owns less than one percent.
Stanley Stern	Beneficially owns less than one percent.
Gil Weiser	Beneficially owns less than one percent.
Gerald Dogon	Beneficially owns less than one percent.
Yaffa Krindel	Beneficially owns less than one percent.
Peter Radcliffe	Beneficially owns less than one percent.
Joseph J. Aulenti	Beneficially owns less than one percent.
Yoram Bibring	Beneficially owns less than one percent.
Joseph P. Mazzetti	Beneficially owns less than one percent.
Michael Sgroe	289,836 (1.8%)
Total	1,177,151 (7.5%)

(1)           Excludes shares beneficially owned by Clal Industries and Investments Ltd. (for which Mr. Fischer serves as Co-Chief Executive Officer), with respect to which Mr. Fischer disclaims beneficial ownership.

Beneficial ownership by a person, as of a particular date, is determined in accordance with the rules of the SEC and includes Ordinary Shares that are issuable upon the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date and all restricted shares that will complete vesting (and/or be released from relevant restrictions) within 60 days of such date. Applicable percentage ownership in the table set forth above is based on 15,691,369 Ordinary Shares outstanding as of May 3, 2010. No director, other than Mr. Fischer, is affiliated with a major shareholder. In addition, none of the shares held by our directors or members of management possesses different voting rights than shares held by any of our other shareholders.

As of May 3, 2010, options to purchase up to 1,180,571 Ordinary Shares were outstanding and 562,349 restricted shares have been granted to our directors and executive employees under our 2005 Plans. The weighted average exercise price of such options was $8.39 per share. Among such options and restricted shares, options to purchase 687,400 Ordinary Shares and 247,425 Restricted Shares granted to our directors and executive employees are currently exercisable or will become exercisable within 60 days of May 3, 2010.

Equity Compensation Plans

Fundtech had initially established two plans for granting share options to our employees and one plan for granting share options to our directors: the Fundtech Limited 1997 Israeli Share Option Plan for the Employees of Fundtech Ltd. (the “1997 Plan”); the Fundtech Ltd. 1999 Employee Option Plan (the “1999 Option Plan”); and the Fundtech Ltd. Directors’ Option Plan (the “Directors’ Option Plan”). The 1997 Plan has expired. On December 21, 2005, our shareholders approved the adoption of two new equity plans, the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan (the “2005 Plans,” and together with the 1997 Plan, the 1999 Option Plan and the Directors’ Option Plan, the “Company Option Plans”), which are discussed below.

Under the Company Option Plans, options to purchase our Ordinary Shares or restricted shares may be granted to the officers, directors, employees or consultants of the Company or of any of our subsidiaries. Pursuant to the Company Option Plans, a total of 4,892,815 options and restricted shares have been allocated for grant to employees and directors of Fundtech and its subsidiaries; for each option outstanding, an equivalent underlying Ordinary Share has been reserved for issuance upon the exercise thereof. As of December 31, 2009, an aggregate of 1,752,210 of the options and restricted shares granted under the Company Option Plans remained outstanding, 1,710,315 of the options granted had been exercised, and 402,578 shares (including both restricted shares and shares underlying options) remain available to be granted.

1999 Option Plan

The 1999 Option Plan was adopted in September 1999. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1999 Option Plan at the time of the grant. Options granted under this plan generally vest over a period of four years from the date of grant. As of December 20, 2005, 3,155,815 Ordinary Shares were reserved under, and allocated to, the 1999 Option Plan. Of the 3,155,815 options available for grant under the 1999 Option Plan, as of December 20, 2005, 2,131,521 options were outstanding and 232,306 options had been exercised. By authorization of the shareholders granted on December 21, 2005, the remaining 391,988 options available for grant under the 1999 Option Plan were transferred to the 2005 Plans and no options remain available for grant thereunder. As of May 3, 2010, 1,731,562 options remain outstanding under the 1999 Option Plan.

Directors’ Option Plan

The Directors’ Option Plan was adopted in May 1998. The Compensation Committee or the Board of Directors determines the vesting period and expiration period for options granted under the Directors’ Option Plan at the time of the grant. The options granted under the Directors’ Option Plan generally vest over a period between one and two years and expire five years from the date of grant. By authorization of the shareholders granted on December 21, 2005, the remaining 130,000 options available for grant under the Directors’ Option Plan were transferred to the 2005 Plans and no options remain available for grant thereunder. As of May 3, 2010, no options remain outstanding under the Directors’ Option Plan.

2005 Plans

On December 21, 2005, the shareholders of the Company approved the adoption of the 2005 Plans. The 2005 Plans as adopted did not increase the maximum number of the Company’s Ordinary Shares that may be issued under the Company’s option plans. Rather, the Company transferred the aggregate number of Ordinary Shares that were available for issuance (as of the date on which the 2005 Plans were adopted) under the Company’s 1999 Employee Stock Option Plan and the Director’s Option Plan (the “Previous Plans”) to the 2005 Plans. Any options that remain available for grants under the Previous Plans are now available for subsequent grants of awards under the 2005 Plans. In addition, if any outstanding award under the Previous Plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Plans. On December 20, 2007 and December 18, 2008, our shareholders approved the allocation of an additional 300,000 shares and 1,000,000 shares, respectively, to the 2005 Plans. The cumulative number of shares that may be issued under the 2005 Plans, inclusive of any award or grant under the Previous Plans, may not exceed 4,892,815 shares. Grants under the 2005 Plans vest over periods of between one and four years. As of May 3, 2010, 1,099,684 restricted shares have been granted under the 2005 Plans. As of May 3, 2010, 1,099,684 restricted shares and 562,500 options have been granted under the 2005 Plans.

Administration of Our Equity Compensation Plans

The Compensation Committee of the Board of Directors administers the Company Option Plans. Under such plans, the Compensation Committee has the authority to set the exercise price of options that are granted. The Compensation Committee also determines the vesting schedule for option and restricted share grants. Restricted share grants and stock option grants to directors are also approved by the Audit Committee of the Board of Directors, the Board of Directors and the shareholders.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders.

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of May 3, 2010, for each person or group that we know owns 5% or more of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Ordinary Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days. Applicable percentage ownership in the table set forth below is based on 15,691,369 Ordinary Shares outstanding as of May 3, 2010.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE BENEFICIALLY OWNED

Clal Industries and Investments Ltd.(1)	8,797,398	56.1%
Cannell Capital LLC(2)	904,809	5.8%
All directors and executive officers as a group (13 persons)	1,177,151	7.5%

1.
Clal Industries and Investments Ltd., or “Clal”, is an Israeli corporation and is controlled by IDB Development Corporation Ltd., or “IDBD”, which, in turn, is controlled by IDB Holding Corporation, or “IDBH”, all of which companies are considered part of the IDB group.

Based upon publicly available information, as at May 3, 2010, IDBH is a public company controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden”, a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, which holds 37.22% of the equity and 37.22% of the voting power in IDBH; (ii) Manor Investments - IDB Ltd., or “Manor”, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal), which holds 13.27% of the equity and 13.27% of the voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat”, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD and a director and co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal), which holds 13.25% of the equity and 13.25% of the voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, holds 17.43% of the equity and 17.43% voting power in IDBH; (b) Ganden holds a further 6.3% of the equity in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds 2.99% of the equity of and voting power in IDBH; (d) Avraham Livnat Ltd., the parent company of Livnat, holds 2.99% of the equity of and voting power in IDBH; and (e) Ms. Bergman owns, through a private company which is wholly owned by her, approximately 4.17% of the equity and voting power of IDBH.

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

2.
As of May 3, 2010, Anegada Master Fund Limited (“Anegada”), The Cuttyhunk Master Portfolio (“Cuttyhunk”), Tonga Partners, L.P. (“Tonga Partners, L.P. (“Tonga”) and Tonga Partners QP, L.P. (“Tonga QP”, and Tristan Partners, L.P. (“Tristan” and collectively with Anegada, Cuttyhunk, Tonga and Tonga QP, the “Funds”) owned in the aggregate 904,809 of our Ordinary Shares, Cannell Capital LLC acts as the investment adviser to Anegada, the investment sub-advisor to Cuttyhunk, and is the general partner of and investment adviser to Tonga, Tonga QP and Tristan. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Mr. Cannell is deemed to beneficially own 904,809 shares, or approximately 5.6% of the shares deemed issued and outstanding.

16,944,466 of our Ordinary Shares (of which 13,067,941 are in CEDE accounts), constituting 77% of our outstanding Ordinary Shares, are held by record holders located in the United States. 48 record holders are located in the United States. We have determined that in excess of 64% of our Ordinary Shares are beneficially owned by non-United States persons.

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

Cannell Capital LLC first reported purchasing Ordinary Shares in 2002. Cannell’s ownership was reported at 2,527,826 Ordinary Shares (17.4%) on December 31, 2003, decreased to 2,280,800 (15.1%) Ordinary Shares as of June 14 2006, increased to 2,800,000 Ordinary Shares (17.5%) as of February 15, 2007, decreased to 2,056,597 Ordinary Shares (12.8%) as of February 15, 2008, and decreased once again to 1,429,921 (8.7%) as of December 31, 2008 and decreased once again to 904,809 (5.7%) as of December 31, 2009.

Our major shareholders do not have voting rights that differ from those of our other shareholders.

Related Party Transactions

New Israeli Lease

On August 17, 2009, we entered into a lease agreement with respect to our new Herzliya, Israel facilities. Our landlord with respect to such leased facilities, Gav Yam Properties Ltd., is an Israeli limited company that is affiliated with the IDB group of companies, which control our controlling shareholder, Clal Industries and Investments Ltd. The term of the lease is ten (10) years, and our total current monthly and yearly costs under the lease (including rent, maintenance and parking rent) are approximately 368,594 NIS and 4,423,128 NIS, respectively (approximately $81,817 and $981,626, respectively, based on an exchange rate of NIS 3.71 for each U.S. dollar as of May 3, 2010).

Our entry into the transaction followed upon a careful, detailed financial analysis of competing facilities into which we considered moving upon the expiration of our then-current Israeli lease in Ramat Gan, Israel. We examined various alternatives for a period of three months, and, after looking at such alternatives, we entered into preliminary negotiations with five landlords and advanced negotiations with three landlords prior to choosing the new Herzliya facilities. Based on such analysis, our Board of Directors determined that the new Herzliya facilities offered the best value (the lowest rent for comparable space, saving us approximately $170,000 per year) relative to the other locations and also offered flexibility as to future growth. Our Board of Directors (with the exception of Avi Fischer, who did not participate in discussions or the relevant vote, due to his affiliation with the IDB group of companies) approved the transaction in accordance with the Companies Law, which allows for mere board approval for a related party transaction that (i) is in a company’s best interests (based on the financial analysis that we conducted) and (ii) is not an extraordinary transaction (which our Israeli legal counsel determined to be true, given that the lease merely replaced our existing facilities with new facilities at a less expensive cost and did not therefore have a material effect on our profitability, properties or liabilities).

A copy of our new Israeli lease agreement has been filed as an exhibit to this annual report.

Directors and Officers’ Insurance

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

Our directors and officers insurance policy is competitively bid for each year through brokers operating in the United States and Israel. As part of this process, bids were solicited by our Israeli broker from major carriers, inclusive of Clal Insurance Ltd., which is owned by Clal Industries and Investments Ltd., our largest shareholder. The Clal proposal was the most economical and provided coverage equivalent to that offered by every other bidder, and we therefore accepted it for the current, 2009-2010 coverage year. This transaction, made in the ordinary course of business and with a premium cost substantially below one percent (1%) of our revenues, was approved by our management in accordance with our policy for approval of related party transactions.

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

ITEM 8.  FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information.

The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2007, 2008 and 2009, together with the report of our independent auditors thereon, are presented under Item 18 of this annual report:

Report of Independent Auditors	F-1 – F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Statements of Changes in Shareholders’ Equity	F-5 – F-6

Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-41

Legal Proceedings

We are not a party to any litigation or legal proceeding of a material nature, either in Israel or abroad, and are not aware of any other pending or threatened litigation that we believe may have a material adverse effect on us or our business.

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders. We intend to retain all future earnings for use in the development of our business and do not anticipate paying cash dividends in the foreseeable future. If we declare cash dividends, they could be taxable to the recipient. Because we have received benefits under Israel’s Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”), payment of cash dividends during the exemption period granted under the Investment Law will subject that portion of our income derived from the Approved Enterprise status granted to us under the Investment Law to Israeli taxes to which the income would not otherwise be subject. We intend to reinvest the amount of the tax-exempt income derived from our “Approved Enterprises” status permanently and not to distribute such income as dividends.

Under the Israeli Companies Law, dividends may be paid by an Israeli company only out of its profits, as defined in such law. Under our Articles of Association, the authority to declare dividends is vested in our Board of Directors. In the event we pay dividends, it is anticipated that any dividends paid to non-residents of Israel would be paid in NIS.

Significant Changes.

Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our Company other than as described (if at all) in the notes to such financial statements.

ITEM 9.  THE OFFER AND LISTING.

Market and Price Information.

Our Ordinary Shares are listed on the NASDAQ Global Market under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

	HIGH	LOW
Five most recent full financial years:
2005	11.23	8.09
2006	12.94	8.72
2007	17.78	11.33
2008	15.20	6.14
2009	14.24	5.11

Quarterly information for two most recent years and subsequent quarters:
2008
First Quarter	13.37	9.68
Second Quarter	14.85	11.51
Third Quarter	15.20	13.01
Fourth Quarter	14.15	6.14

2009
First Quarter	8.52	5.11
Second Quarter	10.12	8.01
Third Quarter	12.00	8.33
Fourth Quarter	14.24	11.47

2010
First Quarter	14.21	12.63

Most recent six months
November 2009	13.43	11.81
December 2009	13.00	11.93
January 2010	14.21	12.79
February 2010	13.98	12.63
March 2010	14.00	12.82
April 2010	14.04	13.00

On May 3, 2010, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ Global Market, was $13.80 per share. As of May 3, 2010, we had 80 shareholders of record. We believe that the number of beneficial owners of our Ordinary Shares is approximately 1,900.

Since August 19, 2003, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.

	HIGH		LOW
Most recent full financial years:
2005	NIS	50.77	NIS	36.10
2006		58.88		39.21
2007		71.65		37.48
2008		53.93		23.57
2009		53.86		21.23
Quarterly information for two most recent years and subsequent quarters:

2008
First Quarter	NIS	51.52	NIS	37.48
Second Quarter		49.90		38.68
Third Quarter		53.93		42.31
Fourth Quarter		46.10		23.57

2009
First Quarter	NIS	34.99		21.23
Second Quarter		40.05		34.64
Third Quarter		45.03		33.40
Fourth Quarter		53.86		43.21

2010
First Quarter		53.00		47.04
Most recent six months
November 2009		51.82		45.19
December 2009		49.11		45.75
January 2010		51.96		47.04
February 2010		53.22		47.66
March 2010		53.00		48.11
April 2010		52.65		48.38

           As of May 3, 2010, the exchange rate of the NIS to the U.S. Dollar was $1 = 3.71 NIS.

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

The distribution of dividends is at the discretion of our Board of Directors, which is under no obligation to distribute dividends to our shareholders out of the Company’s profits.

Under our Articles of Association, every shareholder who is present, in person, by proxy, or by written ballot or is deemed under the Companies Law to be present at a general meeting of the shareholders, shall be entitled to one vote for each Ordinary Share of which he or she is the holder.

 Upon liquidation, all available surpluses, after payments of all debts, shall be distributed to the holders of our Ordinary Shares on a pro-rata basis.

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

Material Contracts

During the past two years, we have not been party to any contracts that have been material to our business and that were or had been entered into outside of the ordinary course of business.

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

This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase Ordinary Shares. Certain aspects of U.S. federal income taxation relevant to a holder of Ordinary Shares that is not a U.S. Holder (a “non-U.S. Holder”) are also discussed below. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of the partnership as a partner in such partnership will generally depend on the activities of the partnership. Such a partner or partnership should consult its advisor as to its tax consequences.

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

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income and the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the U.S. Holder’s regular U.S. tax liability for the year attributable to foreign source taxable income.

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

Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for certain individuals trusts and estates of 15% for taxable years beginning on or before December 31, 2010 and generally subject to a maximum capital gain rate of 20% thereafter. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Under the income tax treaty between the United States and Israel (the “Tax Treaty”), certain gains derived from the sale, exchange or other disposition of Ordinary Shares by a holder who qualifies as a resident of the United States and is entitled to claim the benefits under the Tax Treaty, and who sells the Ordinary Shares within Israel, may be treated as foreign-source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to certain limitations.

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

Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of our stock, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex rules including the required inclusion in income by such 10% U.S. Holders of their pro rata share of our “Subpart F income” (as defined by the Code) and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code, if we are considered a CFC at any time during the five-year period ending with the sale or exchange of our Ordinary Shares by such a 10% U.S. Holder, gain from such sale or exchange of our Ordinary Shares will generally be treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. We do not believe that we are a CFC, but if we were to become a CFC, we would not be a passive foreign investment company, as discussed below, with regard to any such 10% U.S. Holder. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Passive Foreign Investment Company Status. We would be classified as a passive foreign investment company, or PFIC, if either (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. As discussed below, we believe that we were not a PFIC for 2009.

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

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case, in any taxable year in which we are a PFIC, the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC.

As another alternative to the tax treatment described above, in any taxable year in which we are a PFIC, a U.S. Holder could elect to mark our Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our Ordinary Shares and the shareholder’s adjusted tax basis in the Ordinary Shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

Based on our income, assets, market capitalization and discussions with our advisors, we believe that we were not a PFIC for our taxable year ended December 31, 2009. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, and our market capitalization which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2010 or in subsequent taxable years. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2009, or any earlier taxable year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

U.S. Holders are urged to consult their tax advisors about the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to market election.

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

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on, and proceeds from the disposition of, Ordinary Shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding (currently at a rate of up to 28%) with respect to such dividends paid on or proceeds from the disposition of, our Ordinary Shares, unless the U.S. Holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

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

General Corporate Tax Structure

Israeli companies were subject to corporate tax at the rate of 26% for the year 2009 and are subject to corporate tax at the rate of 25% for the year 2010. Corporate tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year, will further decrease to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. Notwithstanding these rates, we are subject to a lower rate with respect to portions of our income, as described below, due to our participation in certain government incentive programs.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5672 - 1969

We believe that we currently qualify as an industrial company within the definition of the Law for the Encouragement of Industry (Taxes), 5672-1969, generally referred to as the Industry Encouragement Law, which provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year, determined in NIS (exclusive of income from specified government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date on which the operations begin and the number of work shifts. An industrial company owning an Approved Enterprise may choose between these special depreciation rates and the depreciation rates available to the Approved Enterprise.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Even though we believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law, we cannot assure you that the Israeli tax authorities will agree or that we will continue to qualify as an industrial company or be able to take advantage of any of the benefits described above under the Industry Encouragement Law in the future.

Law for the Encouragement of Capital Investments, 5719- 1959

The Law for Encouragement of Capital Investments, 5719-1959, which is referred to below as the Capital Investments Law, provides that a proposed capital investment in a production facility or other eligible assets may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce (the “Investment Center”), be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or other asset. An Approved Enterprise is entitled to certain benefits, including Israeli government cash grants, state-guaranteed loans and tax benefits.

The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the various applicable tax rates, excluding any tax-exempt income. Subject to applicable provisions concerning income under the alternative package of benefits, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire company.

The Investment Law was significantly amended effective on April 1, 2005. Tax benefits granted in accordance with the provisions of the Investment Law prior to its revision remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation. As explained below, following the amendment of the Investment Law, companies may receive tax benefits under the law without applying for an Approved Enterprise status.

Tax benefits prior to April 2005 Amendment

Before April 1, 2005, an Approved Enterprise was entitled to receive a grant from the government of Israel or an alternative package of tax benefits, which we refer to as alternative benefits.

Taxable income derived from an Approved Enterprise under the Capital Investments Law grants program is subject to tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%, and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding 7 years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Israeli Investment Center of the Ministry of Industry and Commerce, or the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status, whichever is earlier. The year’s limitation does not apply to the exemption period.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may participate in an Alternative Benefits Program. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between 2 and 10 years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for an additional five to eight years, depending on the extent of foreign investment in the company. There can be no assurance that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. Under the Investments Law, a company that has elected the alternative package of benefits is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

The Investments Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program in the first five years of using such property and equipment.

We have three Approved Enterprises, with benefit periods expiring between 2004 through 2014, subject to our fulfilling all conditions of these programs.

Under the benefits that we receive from these programs, our undistributed income derived from an Approved Enterprise is exempt from corporate tax for two years from the year during which we first derive taxable income under the program, and we are then eligible for a reduced tax rate for an additional eight-year period . Alternative benefits are available to us until the earliest of (i) 7 years commencing with the year in which the Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production or (iii) 14 years from the date of approval.

Tax benefits Subsequent to the April 2005 Amendment

On April 1, 2005, the Capital Investments Law was significantly amended. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The amendment provides that terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Capital Investments Law as they were on the date of such approval. Furthermore, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

The amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits Program. Rather, a company may claim the tax benefits offered by the Capital Investments Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

Tax benefits are available under the amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the amendment states that the company must make an investment that meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Capital Investments Law. Such investment allows the company to receive a Benefited Enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the amendment to qualifying income of a Benefited Enterprise are determined, inter alia, by the geographic location of the Benefited Enterprise. The location will also determine the period for which tax benefits are available.

We currently have three Approved Enterprise Programs and three Benefited Enterprises under the Capital Investments Law, to our belief, entitle us to certain tax benefits. However, no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli tax authorities. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law.

From time to time, the Israeli government has discussed reducing the benefits available to companies under the Capital Investments Law. The termination or substantial reduction of any of the benefits available under the Capital Investments Law could materially impact the cost of our future investments.

The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Capital Investments Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, together with linkage differences to the Israeli consumer price index (CPI) and interest.

Foreign Investors’ Company (“FIC”)

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a FIC. A FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. A company that qualifies as a FIC and has an Approved Enterprise program is eligible for tax benefits up to a ten-year benefit period. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be entitled to the following:

•	Exemption from tax on its undistributed income up to ten years.

•	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of our shares.

The twelve years limitation period for the reduced tax rate of 15% on dividends from an Approved Enterprise does not apply to an FIC.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the “Real Gain” and the “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Gain is the excess of the total capital gain over the Inflationary Surplus.

As of January 1, 2006, the Israeli Income Tax Ordinance was amended (via the Law for Amendment of the Income Tax Ordinance (No. 147), 5765-2005) to provide that an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual has not demanded a deduction of interest and linkage differences in connection with the purchase and holding of the securities; and as long as the individual is not considered as a “substantial shareholder” of the company issuing the shares, i.e., a shareholder who holds directly or indirectly, including with others, at least 10% of any means of control in the company. A substantial shareholder (or a shareholder who has demanded a deduction of interest and linkage differences) will be subject to tax at a rate of 25% on real capital gains derived from the sale of shares issued by the company. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the twelve months proceeding such date he or she had been a substantial shareholder. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Income Tax Law (Adjustment for Inflation) 1985 (the “Adjustments Law”) (or certain regulations) at the time of publication of the aforementioned Law for Amendment of the Income Tax Ordinance (No. 147), 5765-2005, in which case the applicable tax rate is 25%. The foregoing tax rates, however, will not apply to (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

According to the tax reform legislation, non-residents of Israel are exempt from any capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (including from the sale of our Ordinary Shares), provided however that (i) such capital gains are not derived through a permanent establishment in Israel; (ii) such shareholders are not subject to the Adjustments Law; (iii) such shareholders did not acquire their shares prior to an initial public offering; and (iv) so long as our Ordinary Shares remain listed for trading as described above. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (x) has a controlling interest of 25% or more in such non-Israeli corporation, or (y) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable for Israeli tax on the sale of our Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Israeli Taxation Applicable to Non-Israeli Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) 20% for dividends paid to an individual or foreign corporation who is not a substantial shareholder; (ii) 25% for dividends paid to a substantial shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence; and (iii) 12.5% for dividends paid to U.S. taxpayers, if the dividend recipient is a corporation that holds 10% or more of our voting stock during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year. Notwithstanding the foregoing, with regard to dividends generated by an Approved Enterprise or Benefited Enterprise, we are required to withhold income tax at the rate of 15%, unless in each case a different rate is provided in a treaty between Israel and a shareholder’s country of residence. If the dividend is attributable partly to income derived from an Approved Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel.

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax. However, as of January 1, 2003, non-residents of Israel are exempt from any capital gains tax derived from the sale of our Ordinary Shares for so long as (i) our Ordinary Shares are listed for trading on a stock exchange outside of Israel, (ii) the capital gains are not accrued or derived by the non-resident shareholder’s permanent establishment in Israel, (iii) the Ordinary Shares in relation to which the capital gains are accrued or derived were acquired by the non-resident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel, and (iv) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Income Tax Ordinance. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Notwithstanding this, non-Israeli companies may not benefit from this exemption if Israeli residents (i) have a controlling interest of 25% or more in the non-Israeli company or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of the non-Israeli company, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of Ordinary Shares by a person who (i) holds the Ordinary Shares as a capital asset; (ii)qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty ;and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) will be generally exempt from Israeli capital gains tax. . Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (iii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, a sale, exchange or disposition of Ordinary Shares would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

A non-resident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

We participate in a program sponsored by the Israeli Government for the encouragement of capital investment.

Dividends and Paying Agents.

Not Applicable.

Statement by Experts.

Not Applicable.

Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, NE., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s website at http://www.sec.gov. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable U.S. law is available for public review at our principal executive offices.

Subsidiary Information.

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our main foreign currency exposures are associated with exchange rate movements of the U.S. dollar, our reporting currency as well as our primary functional currency, against the NIS, Swiss Franc, British Pounds, Indian Rupees and the Euro. Our diverse base of local currency costs, financings, and foreign exchange forward contracts will partially counterbalance the impact of changing foreign currency exchange rates on revenues, earnings, cash flows and fair values of assets and liabilities. Nevertheless, when those anticipated transactions are realized, actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods.

To protect against some of the reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency forward contracts in order to minimize part of the impact of foreign currency fluctuations on our financial position and results of operations. In order to mitigate our exposure to risk of fluctuations in the NIS/dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, we entered into foreign currency forward contracts. As of December 31, 2009 the Company had $8.1 million of open exchange rate agreements which will expire throughout 2010. The aggregate amount of unrealized gains as of December 31, 2009 from the foreign exchange forward contracts was $61,000.

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Germany, United Kingdom, Switzerland, India and Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in all the currencies of these countries from their levels against the dollar as of December 31, 2009, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currencies, held at December 31, 2009, by approximately $5 million.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not Applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). These controls and procedures are designed to ensure that information relating to us and our subsidiaries required to be disclosed in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow for timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2009. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such time.

(b) Management’s annual report on internal control over financial reporting . Our management, under the supervision of our CEO and our CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company and its subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as of December 31, 2009 and has concluded that it is effective as of such time.

(c) Attestation Report of the registered public accounting firm . The attestation report of our registered public accounting firm on management’s assessment of our internal control over financial reporting is included in page F-1 of our audited consolidated financial statements set forth in “Item 18. Financial Statements,” and is incorporated herein by reference.

(d) Changes in internal control over financial reporting . Based on the evaluation carried out in accordance with Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management, under the supervision of our CEO and our CFO, concluded that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert, Robert Cobuzzi, serving on our Audit Committee. Mr. Cobuzzi also qualifies as an independent director, as defined under the NASDAQ rules.

ITEM 16B.  CODE OF ETHICS

We have adopted a written Code of Ethics that applies to all Company employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics was filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.

Our Code of Ethics is also posted on our website at http://www.fundtech.com or you may request a copy, at no cost, by writing to, or calling, us as follows:

Fundtech Ltd.
10 Hamada Street, 5th Floor
Herzliya, Israel 46140
Telephone: 011-972-3-611-6500

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

In our annual shareholders meeting held on December 12, 2009, our shareholders re-appointed Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu to serve as our independent auditors for the 2010 fiscal year.

Deloitte Touche Tohmatsu billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2009	2008
Audit fees	$280,342	$284,182
Audit related fees	16,605	25,820
Tax fees [a]	45,671	51,127
All other fees	31,925	5,150

Total	$374,543	$366,279

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

Tax Fees

Tax fees are the aggregate fees associated with professional services rendered for tax compliance, tax advice on actual or contemplated transactions, tax planning and assistance with tax audits.

All Other Fees

In fiscal 2009, there were no material Other Fees (for products or services rendered by our principal accountant other than those reported under the above three categories).

Audit Committee’s Pre-Approval Policies And Procedures

Our Audit Committee is responsible for the oversight of our independent auditor’s work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services, as described above. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and approving a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, our independent auditors and our management team report to our Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. In fiscal 2009, our Audit Committee approved all of the services provided by our independent auditor in accordance with the foregoing policies and procedure.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 2009				$9,352,452
February 2009	110,380	$6.04	110,380	8,685,939
March 2009	128,446	6.69	128,446	7,826,926
April 2009				7,826,926
May 2009	195,500	9.24	195,500	6,019,698
June 2009	183,046	9.60	183,046	4,262,536
July 2009				4,262,536
August 2009	3,528	9.98	3,528	4,227,332
September 2009				4,227,332
October 2009				4,227,332
November 2009	5,291	11.96	5,291	14,164,069
December 2009	256,865	13.08	256,865	10,804,517

           On November 11, 2008, the Company’s Board of Directors authorized the purchase of up to $10 million of our Ordinary Shares from time to time on the open market. On July 23, 2009, the Company’s Board of Directors authorized the purchase of up to an additional $10 million of our Ordinary Shares, subject to the approval of the Tel Aviv Court. Court approval was obtained on October 12, 2009. As of December 31, 2009, the Company had purchased a total of 1,286,178 shares, of which 883,056 shares were repurchased in 2009 (for a total cost of approximately $8.5 million in 2009).

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.  CORPORATE GOVERNANCE.

None

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS.

The Financial Statements required by this Item are found at the end of this Annual Report, beginning on page F-1, and are incorporated by reference herein.

ITEM 19.  EXHIBITS.

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits immediately below.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1	Amended Memorandum of Association of the Company(1)
1.2	Amended and Restated Articles of Association of the Company(1)
1.3	Amendment to Amended and Restated Articles of Association of Company (2)
2.1	Form of Ordinary Share Certificate(1)
4.2	Fundtech Ltd. 1999 Employee Option Plan(4)
4.3	Fundtech Ltd. Directors Option Plan(5)
4.4	Employment Agreement between Reuven Ben Menachem and the Company, dated November 25, 1997(3)
4.5	Lease Agreement for Fundtech India’s facility in Bombay, India(9)
4.6	Lease Agreement relating to Company’s Facility in Herzliya, Israel (English translation)*
4.7	Lease Agreement relating to Company’s Facility in Norcross, Georgia(3)
4.8	Lease Agreement relating to Company’s Facility in Jersey City, New Jersey(6)
4.9	Lease Agreement relating to Company’s Facility in Burlington, Massachusetts(7)
4.10	Fundtech Ltd. 2005 International Share Option and Restricted Share Incentive Plan(8)
4.11	Fundtech Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan(10)
8	Subsidiaries of Company*
11	Code of Ethics(11)
12.1	Certification of the Chief Executive Officer of the Company pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer of the Company pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
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

15.1	Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu *

(1)	Incorporated by reference to an exhibit to the Registrant’s Registration Statement on Form F-1, as amended, filed with the SEC on March 13, 1998.

(2)
Incorporated by reference to Proposal 7 of the Company’s Proxy Statement for its 2007 Annual Shareholders Meeting, included as Exhibit 99.1 to the Company’s Form 6-K that was filed with the SEC on November 14, 2007.

(3)	Incorporated by reference to Exhibits 10.12 and 10.14 (as appropriate) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 31, 1999.

(4)	Incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A for its 1999 Annual Meeting of Shareholders, filed with the SEC on August 23, 1999.

(5)	Incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8, as amended (SEC Registration No. 333-9380).

(6)	Incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 12, 2003.

(7)	Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 12, 2003.

(8)
Incorporated by reference to Annex A to the Company’s Proxy Statement for its 2005 Annual Shareholders Meeting, included as Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on November 30, 2005.

(9)	Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the SEC on May 27, 2005.

(10)
Incorporated by reference to Annex B to the Company’s Proxy Statement for its 2005 Annual Shareholders Meeting, included as Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on November 30, 2005.

(11)	Incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the SEC on June 29, 2004.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUNDTECH LTD.

By:	/s/ Reuven Ben Menachem
Name: Reuven Ben Menachem
Title: Chief Executive Officer
Date: May 28, 2010

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-1 – F-2

Consolidated Financial Statements:

Balance Sheets as of December 31, 2008 and 2009	F-3

Statements of Operations for the years ended December 31, 2009, 2008 and 2007	F-4

Statements of Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007	F-5 – F-6

Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the Index at Item 17. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Brightman Almagor Zohar & Co
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 27, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the internal control over financial reporting of Fundtech Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2008, the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and financial statement schedules, and our report dated May 27, 2010 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Brightman Almagor Zohar & Co
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 27, 2010

FUNDTECH LTD.
CONSOLIDATED BALANCE SHEET
(In thousands)
	December 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$20,903	$29,642
Short term investments	-	1,415
Marketable securities (Note 4)	21,248	9,563
Trade receivables, net of allowance for doubtful accounts of $1,345 and $1,588 at December 31, 2009 and 2008, respectively (Note 5)	23,445	28,264
Other accounts receivable and prepaid expenses	8,861	6,077
Total current assets	74,457	74,961

Marketable Securities (Note 4)	774	2,204
Severance pay fund	1,508	1,394
Long-term deposits	1,769	1,003
Prepaid expenses	2,839	(*) 3,019
Property and equipment, net (Note 6)	13,305	15,898
Goodwill	40,228	34,520
Intangible assets, net (Note 7)	5,472	5,995

Total assets	$140,352	$138,994

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	$2,035	$2,908
Deferred revenues	9,141	9,910
Employees and payroll accruals	7,467	6,596
Other accounts payable and accrued expenses (Note 8)	6,287	7,228

Total current liabilities	24,930	26,642

Accrued severance pay and pension obligation (Note 9)	3,344	(*) 2,957
Deferred Taxes	1,119	970
Other long term liabilities	2,777	2,278
Total liabilities	32,170	32,847

SHAREHOLDERS’ EQUITY (Note 11)
Share capital	50	49
Additional paid-in capital	159,556	155,976
Accumulated other comprehensive income (loss)	1,829	(*) (500)
Accumulated deficit	(40,797)	(45,470)
	120,638	110,055
Treasury shares at cost 1,286,178 and 403,122 shares as of December 31, 2009 and 2008, respectively	(12,456)	(3,908)
Total shareholders’ equity	108,182	106,147

Total liabilities and shareholders’ equity	$140,352	$138,994
(*) See also Note 9d

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year ended December 31,
	2009	2008	2007

Revenues

Software license	$11,558	$16,488	$19,741
Software hosting	24,088	19,889	15,384
Maintenance	39,531	34,506	27,570
Services	42,580	50,154	41,939

Total revenues	117,757	121,037	104,634

Operating Expenses

Cost of revenue
Software license costs	748	291	590
Maintenance, hosting and services costs	53,286	53,730	45,578
Amortization of capitalized software development costs	-	-	394
Amortization of other acquired intangible assets	2,028	2,167	1,387
Impairment of goodwill and related intangible assets	-	2,018	-
Research and development	20,422	21,849	19,348
Selling and marketing	17,567	20,883	17,667
General and administrative	19,662	17,115	13,553

Total operating expenses	113,713	118,053	98,517
Operating income	4,044	2,984	6,117
Impairment on marketable securities	-	(692)	-
Financial income, net (Note 15)	232	48	2,197
Income before income taxes	4,276	2,340	8,314

Income taxes (Note 13)	397	(1,100)	(1,207)

Net income	$4,673	$1,240	$7,107

Basic earnings per share	$0.31	$0.08	$0.46

Diluted earnings per share	$0.30	$0.08	$0.43

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Ordinary shares				Accumulated other		Total	Total
	Number of Shares	Amount	Additional paid-in Capital	Treasury shares	comprehensive income (loss)	Accumulated deficit	comprehensive Income	shareholders’ equity

Balance as of January 1, 2007	15,010,973	$46	$146,611	$(3,258)	$(196)	$(53,417)		$89,786
Initial application of SFAS No. 158 (Note 9d)	-	-	-	-	(790)	-	-	(790)
Exercise of stock options	405,010	1	2,340	-	-	-	-	2,341
Vested restricted stock -net of forfeited and cancelled	145,925	-	-	-	-	-	-	-
Stock based compensation	-	-	2,596	-	-	-	-	2,596
Foreign currency translation adjustments	-	-	-	-	702	-	702	702
Cumulative effect of a change in accounting principle – adoption of FIN 48	-	-	-	-	-	(400)	-	(400)
Net income	-	-	-	-	-	7,107	7,107	7,107

Total comprehensive income							$7,809
Balance as of December 31, 2007 (*)	15,561,908	$47	$151,547	$(3,258)	$(284)	$(46,710)		$101,342

Exercise of stock options	242,590	2	1,422	-	-	-	-	1,424
Vested restricted stock – net of forfeited and cancelled	190,931	-	-	-	-	-	-	-
Stock based compensation	-	-	3,007	-	-	-	-	3,007
Change in unrealized gain on cash flow hedges	-	-	-	-	126	-	126	126
Purchase of Treasury shares	(82,239)	-	-	(650)	-	-	-	(650)
Foreign currency translation adjustments	-	-	-	-	(342)	-	(342)	(342)
Net income	-	-	-	-	-	1,240	1,240	1,240

Total comprehensive income							$1,024
Balance as of December 31, 2008 (*)	15,913,190	$49	$155,976	$(3,908)	$(500)	$(45,470)		$106,147

(*) See also Note 9d

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Ordinary shares		Additional		Accumulated other		Total	Total
	Number of Shares	Amount	paid-in capital	Treasury shares	comprehensive income (loss)	Accumulated deficit	Comprehensive Income	shareholders’ equity

Balance as of January 1, 2009 (*)
	15,913,190	$49	$155,976	$(3,908)	$(500)	$(45,470)	-	$106,147
Exercise of stock options	111,539	-	754	-	-	-	-	754
Vested restricted stock -net of forfeited and cancelled	224,525	1	(1)	-	-	-	-	-
Stock based compensation	-	-	2,827	-	-	-	-	2,827
Employees pension	-	-	-	-	111	-	111	111
Change in unrealized gain on cash flow hedges	-	-	-	-	(65)	-	(65)	(65)
Foreign currency translation adjustments	-	-	-	-	2,283	-	2,283	2,283
Purchase of Treasury shares	(883,056)	-	-	(8,548)	-	-	-	(8,548)
Net income	-	-	-	-	-	4,673	4,673	4,673

Total comprehensive income							$7,002
Balance as of December 31, 2009	15,366,198	$50	$159,556	$(12,456)	$1,829	$(40,797)		$108,182

(*) See also Note 9d

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year ended December 31,
	2009	2008	2007

Cash flows provided by operating activities :

Net income	$4,673	$1,240	$7,107
Adjustments to reconcile net income to net cash
provided by operating activities (Appendix A):	12,633	12,576	10,214

Net cash provided by operating activities	17,306	13,816	17,321

Cash flows used for investing activities :

Investments in marketable securities –short term	(26,610)	(5,362)	(25,841)
Redemption of marketable securities-short term	16,292	14,252	37,090
Investment in marketable securities – long term	-	-	(12,696)
Acquisition of subsidiaries, net of cash acquired (Appendix B)	(5,779)	(17,197)	(7,465)
Decrease in long-term deposits	(749)	(277)	(111)
Proceeds from (Investment in) short term deposits	1,538	316	(1,765)
Purchase of property and equipment	(3,612)	(6,570)	(6,745)
Proceeds from sale of property and equipment	-	-	14

Net cash used in investing activities	(18,920)	(14,838)	(17,519)

Cash flows provided by financing activities:

Proceeds from exercise of stock options, net	754	1,424	2,341
Purchase of Treasury shares at cost	(8,548)	(650)	-
Decrease of long-term debt	(36)	(10)	(61)

Net cash provided by (used in) financing activities	(7,830)	764	2,280

Effect of exchange rate on cash and cash equivalents	705	(1,712)	914
Increase (decrease) in cash and cash equivalents	(8,739)	(1,970)	2,996
Cash and cash equivalents at the beginning of the year	29,642	31,612	28,616

Cash and cash equivalents at the end of the year	$20,903	$29,642	$31,612

Supplemental disclosure of cash flows activities:

Cash paid during the year for:
Interest	$8	$71	$20
Income taxes	$2,415	$1,748	$1,890

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2009	2008	2007

Appendix A - Adjustments to reconcile net income to net cash provided by operating activities :

Depreciation and amortization	$8,436	$8,103	$6,581
Accrued interest on marketable securities and accretion amortization	63	122	(170)
Impairment on marketable securities	-	692	-
Impairment of goodwill and other intangible assets	-	2,018	-
Shares-based compensation	2,827	3,007	2,596
Change in assets and liabilities:
Decrease (increase) in trade receivables, net of allowance for doubtful accounts	5,251	(6,272)	3,853
Increase in other accounts receivable and prepaid expenses	(981)	(2,019)	(835)
Increase (decrease) in trade payables	(884)	1,334	(1,441)
Increase (decrease) in deferred revenues, employees and payroll accruals and other accounts payable and accrued expenses	(1,285)	5,556	(246)
Decrease in accrued restructuring expenses	-	(62)	(185)
Increase in accrued severance pay, net	406	230	143
Increase in deferred taxes	(1,200)	(101)	(120)
Other assets and liabilities	-	(32)	38

	$12,633	$12,576	$10,214

Appendix B - Acquisition of subsidiaries, net of cash Acquired : (see Note 3)

Working capital, excluding cash and cash equivalents	$(167)	$(1,130)	$620
Property and equipment	-	1,074	74
Long term liabilities	-	(189)	-
Other assets	1,804	6,365	1,313
Goodwill	4,142	11,077	5,458

	$5,779	$17,197	$7,465

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 1        -     GENERAL OVERVIEW

Fundtech Ltd., an Israeli corporation, and its subsidiaries (collectively, the “Company”), is a leading provider of software solutions and services to financial institutions that facilitate payments, settlement and cash management by enabling banks and their customers to electronically manage cash, process payments and transfer funds. The Company’s client-server and Internet based systems automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time.

The Company sells and supports its products worldwide.

The Company operates in three business segments: Cash Management, Payments, and its Swiss subsidiary, Biveroni Batschelet Partners AG including its subsidiaries Datasphere S.A and Synergy Financial Systems Ltd (collectively “BBP”).

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

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

a.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars

The majority of the revenues of Fundtech Ltd. and certain of its subsidiaries are generated in U.S. dollars (“dollar” or “dollars”). In addition, substantial portions of the Company’s costs are incurred in dollars. The Company believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2        -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830-10, “Foreign Currency Matters.” All transaction gains and losses from the re measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of foreign subsidiaries, whose functional currency is not the dollar (Swiss Franc, Euro, British Pound, Indian Rupee), have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect on the balance sheet date. Statement of Operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

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

The Company accounts for its investments in marketable securities in accordance with ASC 320, “Investments in Debt and Equity Securities.”
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

Marketable securities that are designated as held-to-maturity are stated at amortized cost. Interest income including the amortization of premium or discount, are included in the consolidated statement of operations.

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

DNE No. 115, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than - temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

During 2008 the Company recognized other-than-temporary impairment in a total amount of $75 related to auction rate securities and wrote-off $617 related to Lehman Brothers corporate notes. See further details in Note 4.

f.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Years

Office furniture and equipment	6-17
Computers and software	3-5
Motor vehicles	6
Leasehold improvements	Over the shorter of the lease term or the useful life of the asset

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10, “Property, Plant and Equipment.” During 2007, 2008 and 2009, no impairment losses were recorded.

The Company accounts for capitalized software development costs in accordance with ASC 985-20, “Software.” Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2     -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Software development costs

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed. During 2009 and 2008, no software development costs were capitalized.

h.	Goodwill and acquisition-related intangible assets

The Company accounts for Goodwill and acquired intangible assets in accordance with ASC 350-20, “Goodwill and Other Intangible Assets.”

The Company records goodwill when the purchase price of a business acquired exceeds the fair value of identifiable assets. Goodwill is not amortized.

Goodwill is required to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing its implied fair value with its carrying value. Fair value is determined using discounted cash flows or market multiples. In 2008 the Company recorded an impairment charge of $1,660 related to its Radius investment. During 2009 and 2007, no impairment losses were identified.

Acquisition related intangible assets result from the Company’s acquisitions of businesses. Intangible assets subject to amortization are initially recognized at fair value, and subsequently stated at amortized cost. Identifiable intangible assets other than goodwill are amortized on a straight-line basis over their estimated useful lives. During 2009, an amount of $2,028 was recorded as amortization expenses

Definite life identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flow expected to be generated by such asset. If any such asset is considered not recoverable, the impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the asset. During 2008 the Company recorded an amount of $358 as impairment loss related to its Radius investment. During 2009 and 2007, no impairment losses were identified.

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

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2     -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Income taxes (Cont.)

On January 1, 2007, the Company adopted the provisions of ASC No. 740-10, “Income Taxes.” As a result of this adoption, the Company recognized a charge of $400 to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007. The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

j.	Revenue recognition

The Company generates revenues from licensing the rights to use its software products directly to end-users, sales of professional services, including consulting, implementation and training. The Company also provides hosting services, contingency and recovery services, as well as maintenance and sales of hardware.

The Company recognizes revenue for software products and related services in accordance with the ASC 985-605-15, “Software Revenue Recognition,” when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collection is probable.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence (“VSOE”) of the relative fair values of each element in the arrangement. The Company’s VSOE used to allocate the sales price to services and maintenance is based on the price charged when these elements are sold separately. In software arrangements in which a fair value of all undelivered elements is known but not of a delivered element, the Company uses the residual method to record revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue. In software arrangements in which the Company does not have VSOE of fair value of all undelivered elements, revenue is deferred until fair value is determined or until all elements for which the Company does not have VSOE of fair value have been delivered.

The Company does not grant right-of-return to its customers. The Company generally provides a warranty period for three months. The provision for warranty as of December 31, 2009 is immaterial.

Revenue from software licenses that require significant customization, integration and installation are recognized based on ASC 605-35-05, “Accounting for Performance of Construction Type and Certain Production Type Contracts”, using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

As the Company provides hosting services to its customers without any contractual right to take possession of the software license, the Company recognizes revenue from hosting over the hosting contract period. Revenues from set up fees are also recognized over the related hosting contract.

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

k.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and long-term trade receivables. The Company’s cash, cash equivalents and marketable securities are maintained with high-quality institutions, and the composition and maturities of investments are regularly monitored by management. Generally, these securities and deposits are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk.

The Company’s marketable securities include corporate bonds and notes, Euro dollar bonds and asset-backed securities. The Company’s investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. The trade receivables of the Company include amounts owed by banks and large financial institutions. The Company generally does not require collateral.

However, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers (see Note 5).

l.	Derivatives and hedging

The Company accounts for derivatives and hedging based on ASC No. 815-10, “Derivatives and Hedging.”  ASC 815-10 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2     -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Derivatives and hedging (Cont.)

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments – mainly salary expenses paid in Israel. As of December 31, 2009, the Company held forward foreign exchange contracts in the amount of $8,120. These contracts were for a period of up to twelve months. The aggregate amount of unrealized gains under forward foreign exchange contracts deferred in the hedging reserve relating to these foreign exchange contracts is $61.

m.	Basic and diluted earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares outstanding during the applicable period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares outstanding during the period, in accordance with ASC 260-10, “Earnings Per Share”. In 2009, 2008 and 2007, certain outstanding stock options were excluded from the calculation of the diluted earnings per ordinary share because of their anti-dilutive effect. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share was 203,364, 7,000 and 0 for the years ended December 31, 2009, 2008 and 2007, respectively.

In 2009, 2008 and 2007, certain outstanding stock options were excluded from the calculation of the diluted earnings per ordinary share because of their anti-dilutive effect. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share was 203,364, 7,000 and 0 for the years ended December 31, 2009, 2008 and 2007, respectively.

n.	Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC No. 718-10, “Share-Based Payment.”  ASC 718-10 requires companies to estimate the fair value of equity-based payment awards at the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2     -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation (Cont.)

The following table summarizes share-based compensation expenses included in the consolidated statements of operations:

	2009	2008	2007

Cost of revenue	$487	$575	$308
Research and development	187	262	358
Selling and marketing	734	642	514
General and administrative	1,419	1,528	1,416
Total	2,827	3,007	2,596

The Company selected the Black-Scholes Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2007, 2008 and 2009 is estimated at the date of grant using a Black-Scholes Merton options pricing model with the following weighted average assumptions:

	2009	2008	2007(*)

Risk-free interest rate	1.48%	1.28%	-
Expected life of options (in years)	6	5.5	-
Expected volatility	41%	40%	-
Expected dividend yield	None	None	-

(*) No options were granted during 2007.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2     -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Fair value of financial instruments

The Company measures its cash equivalents, short term deposits, marketable securities, ARS, accounts receivable, accounts payable, accrued liabilities and foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

p.	Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

q.	Recent Accounting Pronouncements

In May 2009, the FASB issued Statement ASC 855-10. Statement 855-10 provides guidance on management’s assessment of subsequent events. Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. Statement 165 represents the inclusion of guidance on subsequent events in the accounting literature and is direct specifically to management, since management is responsible for preparing an entity’s financial statements. Statement 855-10 is not expected to significantly change practice because its guidance is similar to that in AU section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date “through the date that the financial statements are issued or are available to be issued”. Management must perform its assessment for both interim and annual financial reporting periods. The company does not expect that the adoption of Statement ASC 855-10 will have a significant impact on its financial statements.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2     -        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Recent Accounting Pronouncements (Cont.)

In June 2009, the FASB issued Statement 168. The FASB notes that the “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, which was primarily, codified into FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Standards”. ASC Topic 105 has become the single source of authoritative nongovernmental generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This standard reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. ASC Topic 105 impacts the Company’s financial statements and related disclosures as all references to authoritative accounting literature reflect the newly adopted codification. This standard applies to the Company’s consolidated financial statement for the fiscal year ended December 31, 2009.

NOTE 3     -           ACQUISITIONS

a.
In April 2009, the Company acquired through its UK subsidiary Accountis Europe Ltd. all outstanding shares of InterSoftware Ltd. (“InterSoftware”), a provider of payments services located in England for an aggregate purchase price of approximately GBP 2,700 ($3,837) in cash.

The financial results of the unit have been included in the Company’s financial statements beginning on the acquisition date. The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to customer relationship and goodwill. The purchase price attributed to customer relations is being amortized over its estimated useful life, which is 10 years.

The purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The allocation of fair value is as follows:

Working capital	(167)
Customer relations	1,804
Goodwill	2,200
$3,837

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 3 -	ACQUISITIONS (Cont.)

b.
In October 2008, the Company acquired through its Swiss subsidiary BBP all outstanding shares of Synergy Financial Systems Ltd., a provider of SWIFT services located in London and Nottingham, England, for an aggregate purchase price of approximately GBP 2,538 ($4,737) in cash. Additional consideration will be paid in cash if and when certain conditions are met between the acquisition date and February 28, 2012, which may amount to an additional GBP 1,200.

The financial results of the unit have been included in the Company’s financial statements beginning on the acquisition date. The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to other technology, backlog and goodwill. The purchase price attributed to technology and backlog is being amortized over its estimated useful life, which is 3 years. The purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The allocation of fair value is as follows:

Working capital	(315)
Property and equipment	1,040
Long term liabilities	(150)
Technology	692
Backlog	152
Goodwill	3,318
$4,737

c.
In February 2008, the Company acquired all outstanding shares of Accountis Limited (“Accountis”), a leading supplier of electronic invoice presentment and payment (EIPP) systems for an aggregate purchase price of approximately GBP 3,900 ($7,383) in cash plus $402 acquisition costs.

Under the terms of the acquisition agreement, Fundtech will pay additional amounts of up to GBP 2,000 in cash over three years following the acquisition, contingent upon the financial performance of Accountis. During 2009, Fundtech paid $1,112 based on Accountis’ 2008 financial performance.

The financial results of Accountis have been included in the Company’s financial statements beginning on the acquisition date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to technology, backlog and goodwill. The purchase price attributed to know-how is being amortized over its estimated useful life, which are 3 years for backlog and 5 years for technology. In accordance with ASC 350-20, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 3 -	ACQUISITIONS (Cont.)

c.	(Cont.)

The allocation of fair value is as follows:

Working capital	$(628)
Property and equipment	34
Technology	4,250
Know-how	402
Goodwill	3,727
$7,785

d.	In January 2008, the Company acquired the ACH Software Product unit from TROY Group, Inc. for an aggregate purchase price of approximately $1,129 including $29 of acquisition costs.

Conditions of the purchase agreement related to an additional payment of $400 by the end of 2008 were not met and no further payment was made.

The financial results of the unit have been included in the Company’s financial statements beginning on the acquisition date.

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

Under the terms of the acquisition agreement, Fundtech was to pay additional amounts of up to €4,000 million in cash over four years following the acquisition, contingent upon the financial performance of Prang. In March 2008 Fundtech paid €2,307 ($3,346) based on Prang’s 2007 financial performance, which was already accounted for in 2007.

In March 2008, an amendment agreement was signed pursuant to which the terms of the additional payments were changed as follows: €597 ($830) paid in January 2009 and additional €597 ($830) paid in January 2010, which was already accounted for in 2008.

The financial results of Prang have been included in the Company’s financial statements beginning on the acquisition date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to other know-how and goodwill. The purchase price attributed to know-how is being amortized.

Over its estimated useful life, which is 4 years, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

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

The financial results of Radius have been included in the Company’s financial statements beginning on the acquisition date.

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

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 4 -	MARKETABLE SECURITIES

		December 31,
	Maturity year	2009	2008
Short-term investments

Held to maturity -
Corporate bonds	2010	$1,129	$4,276
Corporate notes	2010	-	4,678
Bank certificate of deposits	2010	11,027	-
Euro-dollar bonds		-	609
Government bonds		9,092	-
		$21,248	$9,563

Fair value		$21,259	$9,479

Long - term Investments

Held to maturity -
Corporate bonds	-	$-	$1,179

Available for sale -
Taxable auction securities		774	1,025
		$774	$2,204

Fair value		$774	$2,263

The investments held by the Company include Auction Rate Securities (ARS). The ARS held are securities issued by municipalities and closed end preferred funds which had ratings of AAA and Aaa at the time of purchase.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 4 -	MARKETABLE SECURITIES (Cont.)

An unprecedented number of auctions for ARS failed and it has become increasingly difficult for the industry to value certain ARS. These failed auctions do not represent a default by the issuer. Upon an auction failure, coupons were reset at the maximum reset rate. These failures to sell are primarily a liquidity event, not a credit event. Issuers continue to pay interest and dividends to all ARS holders. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques.

During 2009 and 2008, the Company successfully liquidated ARS at total amounts of $275 and $4,285, respectively.

The Company reviews various factors in determining whether it should recognize an impairment charge for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral, as applicable, and the financial condition and near-term prospects of the issuer. Based on the Company’s consideration of these factors, the Company recognized in 2008 an other-than-temporary impairment in a total amount of $75 related to ARS and a write-off of $617 related to Lehman Brothers corporate notes. The Company may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

NOTE 5 -	TRADE RECEIVABLES

	December 31,
	2009	2008

Accounts receivable, net of allowance for doubtful accounts	$19,109	$22,785
Unbilled receivables	4,336	5,479
	$23,445	$28,264
Management’s assessment for uncertainties of outstanding debt collectability resulted in doubtful accounts expenses of $333 for 2009, $753 for 2008 and income of $134 for 2007 in the statement of operations.

NOTE 6 -	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2008
Cost:
Office furniture and equipment	$3,325	$3,425
Computers and software	44,720	40,972
Motor vehicles	766	663
Leasehold improvements	4,414	3,985
	53,225	49,045

Accumulated depreciation	39,920	33,147
Net book value	$13,305	$15,898

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 7 -	INTANGIBLE ASSETS, NET

		December 31,
	Useful life	2009	2008
Intangible assets
Cost:
Developed technology and know-how	5	$11,918	$12,732
Customer base	3-5	6,360	4,397
Other intangible assets		58	58
		18,336	17,187
Accumulated Amortization:
Developed technology and know-how		(9,008)	(7,468)
Customer base		(3,798)	(3,666)
Other intangible assets		(58)	(58)
		(12,864)	(11,192)

Net book value		$5,472	$5,995

NOTE 8 -	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2008

Accrued expenses	$5,251	$5,672
Government authorities	984	1,522
Other	52	34
	$6,287	$7,228

NOTE 9 -	ACCRUED SEVERANCE PAY AND PENSION OBLIGATION

a.	Severance expenses for the years ended December 31, 2009, 2008 and 2007, amounted to approximately $652, $879 and $695, respectively.

b.	Israel

The Company’s agreements with the majority of its employees in Israel are under section 14 of the Severance Pay Law – 1963. The Company’s contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee’s monthly salary, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 9 -	ACCRUED SEVERANCE PAY AND PENSION OBLIGATION (Cont.)

Other Israeli employees that not under section 14 are entitled to severance pay in the amount of one month’s salary for each year of employment or a portion thereof. Accordingly, the Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. The Company’s liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the conditions pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, including profits which were immaterial for all periods presented.

c.	Switzerland

The Company is providing a pension plan for its employees in Switzerland and the pension costs are allocated over the service period of employees in the plan. The Company records a net periodic pension cost in the consolidated statement of operations. The liabilities and annual income or expense of the pension plan is determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, and the long-term rate of asset return (based on the market-related value of assets). The fair values of plan assets are determined based on prevailing market prices.

d.	Change in pension obligation

During 2009, the Company restated its severance and pension obligation to increase it by $1,012. The Company noted that its pension obligation of defined guaranteed return plan, relating to its Swiss subsidiary meet the definition of defined benefit plan following a determination, in Switzerland, by Swiss Auditing Chamber’s Auditing Practice Committee. That determination took place in 2007 and as such the Company’s severance and pension obligation had to be restated to reflect that determination in 2007. The effect of the restatement was to increase the Company’s obligation with the corresponding increase in Other Comprehensive Income, reflected in the opening balance of 2008. Management concluded that the cumulative adjustment to the results of operations is not material to the financial statements for the fiscal year ended December 31, 2007 nor to the financial statements for the year ended December 31, 2008, (total of $56 for the years 2007 and 2008). Therefore, the adjustment to the obligation and the increase in OCI was in 2009. Management does not believe that restating the financial statements for the fiscal year ending December 31, 2007, would have a material impact on the results of operations and the position of the Company for the years ended December 31, 2007 and 2008.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 10 -	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments

The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2020. The minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,
2010	$4,060
2011	3,923
2012	3,612
2013	3,402
2014- thereafter	8,566
$23,563
Total facilities lease expenses for the years ended December 31, 2009, 2008 and 2007 were approximately $3,896, $3,615 and $3,109 respectively.

b.	Guarantees:

1.	The Company has obtained a bank guarantee of $758 for BBP as required by Swiss Law.

2.	The Company has obtained a bank guarantee of $610 for a customer to ensure performance of a software system.

NOTE 11 -	SHAREHOLDERS’ EQUITY

a.	The ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

b.	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

c.	Treasury shares:

On February 21, 2002, the Company’s Board of Directors authorized the Company to purchase up to one million ordinary shares of the Company from time to time on the open market. As of December 31, 2009 and 2008, the Company had purchased a total of 1,286,178 and 403,122 shares respectively.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 11 -	SHAREHOLDERS’ EQUITY (Cont.)

d.	Stock -based compensation:

1.
On December 21, 2005, the shareholders of the Company approved two new equity plans, the 2005 Israeli Share Option and Restricted Share Plan and 2005 International Share Option and Restricted Share Plan (the “2005 Plans”). No new shares were allocated to the 2005 Plans. These plans replaced the Company’s 1998 Director’s Stock Option Plan and the 1999 Employee Stock Option Plan (the “Old Plans”), and all shares available for grant under the Old Plans, inclusive of shares which are returned to the share pool due to terminations or expirations, were transferred to the 2005 Plans. On December 20, 2007, the shareholders approved the addition of 300,000 shares for the 2005 Plans. A total of 4,892,815 shares are reserved for grants to employees and directors of the Company under the Old Plans and the 2005 Plans.

2.	Pursuant to the 2005 Plans, as of December 31, 2009, an aggregate of 402,578 shares of the Company are still available for future grants.

3.
The Company began issuing restricted shares to certain employees and directors in the fourth quarter of 2005. Shares are issued on the date the restricted stock units vest, with employees being responsible for payment of any taxes due on the shares. The Company has the right to retain amounts sufficient to cover statutory withholding requirements related to grants. Grantees have ownership of shares, but shares may not be transferred and accrue no voting or other rights until they are issued upon vesting. As of December 31, 2009, the Company had issued 1,027,711 restricted shares of ordinary stock of which 609,740 are vested, the weighted average fair value at grant date was $11.2 and the weighted average vesting period at grant date was 3.3 years.

4.
Each option granted to employees and directors under the 2005 Plans expires not later than ten years from the date of the grant, except for grants to persons holding 10% or more of the Company’s stock, which expire in five years. Each option granted to directors under the Old Plans expires no later than five years from the date of grant. The options and restricted shares vest primarily over four years. Any options or restricted shares that are canceled or forfeited before expiration become available for future grants. Options or restricted shares granted to directors are vested over a one year period from their date of grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares for which such options are exercised.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 11 -	SHAREHOLDERS’ EQUITY (Cont.)

e.	Summary of the Company’s option activity under the Plans is as follows:

	Year ended December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of options	Price	of options	Price	of options	Price

Outstanding at January 1	1,572,062	7.00	1,609,387	$6.74	2,109,720	$6.59
Granted	330,000	12.02	222,500	7.81	-	-
Exercised	(111,539)	6.76	(242,590)	5.86	(405,010)	5.78
Forfeited/cancelled	(38,313)	8.94	(17,235)	9.41	(95,323)	7.50

Outstanding at December 31	1,752,210	7.92	1,572,062	$7.00	1,609,387	$6.74
Exercisable options at December 31	1,272,440	6.88	1,316,308	$6.78	1,407,364	$6.46

As of December 31, 2009, the stock price was $12.27, the options outstanding as of December 31, 2009, have been separated into ranges of exercise price, as follows:

	Options	Weighted		Options
	Outstanding	Average	Weighted	Exercisable	Weighted
Ranges of	as of	Remaining	Average	as of	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	2009	Life (years)	Price	2009	Price

$ 3.55-9.35	1,233,221	4.7	6.48	1,080,951	6.30
$ 10.01-11.93	498,989	8.3	11.32	188,989	10.15
$ 13.43	20,000	9.8	13.43	2,500	13.43
	1,752,210	5.8	7.92	1,272,440	6.88

All options granted during 2004 to 2009 were at an exercise price that is equal to the fair value of the stock at the grant date.

f.	Dividends

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 12 -	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2009	2008	2007
Numerator:
Net income	$4,673	$1,240	$7,107

Numerator for basic earnings per share -
income available to Ordinary
Shareholders	$4,673	$1,240	$7,107

Numerator for diluted net earnings per
share - income available to Ordinary
shareholders after assumed exercises	$4,673	$1,240	$7,107

	Number of shares
Denominator:
Denominator for basic net earnings per share - weighted - average shares	15,145,625	15,769,588	15,322,515

Effect of dilutive securities:
Employee stock options	471,485	664,175	1,270,768

Denominator for diluted net earnings per share	15,617,110	16,433,763	16,593,283

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13 -	INCOME TAXES

a.	Measurement of taxable income under the Israeli Income Tax Law (Inflationary Adjustments), 1985

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

b.	Israeli Taxation

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009 (“Regular Tax Rate”). This rate is to be reduced to 25% in 2010 and thereafter.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959:
The Company was granted in November 1995 the status of an “Approved Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) and the Company has elected the alternative benefits program, waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the “Approved Enterprise” program is tax-exempt for two years commencing with the year it first earns taxable income relating to each expansion program, and subject to corporate taxes at the reduced rate of 10% to 25% for an additional eight years. The Company completed its investment under its first program on November 27, 1997. Income derived from this program was tax exempt for two years commencing in 1998 and was subject to the reduced tax rates for eight years ending in 2007 (subject to an adjustment based upon the foreign investors’ ownership of the Company). In 1998, the Company received approval for its first expansion program. In 2000, the Company received approval for its second expansion program. In 2005, under the Amendment to the Investment Law (see below for additional information), the Company received approval for its third expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate as mentioned above for an additional period of eight years. In 2007, the Company submitted a request for an approval for its fourth expansion program. The period of benefits for these programs has not yet commenced since no income has been derived from such programs yet.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13 -	INCOME TAXES (Cont.)

b.	Israeli Taxation (Cont.)

2.	(Cont.)

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The tax-exempt profits that will be earned by the Company’s “Approved Enterprise” can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2009, retained earnings included approximately $4,919 in tax exempt income earned by the Company’s “Approved Enterprise”. The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been recorded on income attributable to the Company’s “Approved Enterprise”.

 If such tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 20%-25%) and an income tax liability of up to approximately $1,230 would be incurred as of December 31, 2009. On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) that has significantly changed the provisions of the Investment Law.

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

As of December 31, 2009, none of Fundtech income was generated under the provisions of the Amendment.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13 -	INCOME TAXES (Cont.)

b.	Israeli Taxation (Cont.)

2.	(Cont.)

The Investment Law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Income not eligible for “Approved Enterprise” benefits mentioned above is taxed at the Regular Tax Rate.

c.	Net operating loss carry forwards

As of December 31, 2009, the Company had approximately $21 million of Israeli net operating loss carry forwards. The Israeli loss carry forwards have no expiration date.

As of December 31, 2009, Fundtech Corporation had a U.S. federal net operating loss carry forward of approximately $43 million that can be carried forward and offset against taxable income for 10-15 years and begins to expire in 2020 through 2025. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13 -	INCOME TAXES (Cont.)

Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,
	2009	2008
Deferred tax assets:
U.S. net operating loss carry forward	$17,149	$17,251
Israel net operating loss carry forward	5,201	5,452
Other reserve and allowances	3,730	5,559
Total deferred tax assets	26,080	28,262
Valuation allowance	(23,481)	(26,502)
	2,599	$1,760

Deferred tax liabilities:	(1,170)	(1,585)

	$1,429	$175

Deferred tax assets for carry forward losses in the United States are calculated using the applicable tax rate at the time of expected realization of the carry forward losses.

Deferred tax assets for carry forward losses in Israel are calculated using the enacted tax rate of 25%.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13 -	INCOME TAXES (Cont.)

d.	Deferred income taxes (Cont.)

Deferred income tax assets and liabilities at December 31, 2009 are included in the accompanying consolidated balance sheets as follows:

	December 31,
	2009	2008

Short term deferred assets, net	$2,283	$923
Long Term deferred tax liability, net	(854)	(748)
Net deferred income tax liabilities	$1,429	$175

The Company has provided valuation allowances in respect of deferred tax assets resulting from net operating loss carry forwards in the United States and for part of its net operating loss carry forwards in Israel. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.	Tax assessments

The Company has received final tax assessments through the tax year ended December 31, 2003. Fundtech U.K. Ltd. has received final tax assessment through the tax year ended December 31, 2007. BBP has received final tax assessment through the tax year ended December 31, 2006. Fundtech India has received final tax assessment through the tax year ended March 31, 2004. Prang has received final tax assessment through the tax year 2007. Accountis Ltd. has received final tax assessment through the tax year ended December 31, 2007. Synergy Financial Systems Ltd has received final tax assessment through the tax year ended December 31, 2007.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13 -	INCOME TAXES (Cont.)

f.	Composition of income tax expenses

	Year ended December 31,
	2009	2008	2007

Income before income taxes:

Domestic	$1,122	$1,397	$2,241
Foreign	3,154	943	6,073
	$4,276	$2,340	$8,314

Income taxes:

Current:
Domestic	$(13)	$159	$149
Foreign	870	1,217	1,178
	857	1,376	1,327

Deferred:
Domestic	$(524)	$(940)	$-
Foreign	(730)	664	(120)
	(1,254)	(276)	(120)
	$(397)	$1,100	$1,207

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13 -	INCOME TAXES (Cont.)

g.	Theoretical taxes

The following is a reconciliation of the theoretical tax expense assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations is as follows:

	Year ended December 31,
	2009	2008	2007

Income before income taxes	$4,276	$2,340	$8,314

Theoretical tax on the above amount	$1,502	$760	$2,946

Increase (Decrease) in valuation allowance	(3,021)	(989)	19

Non deductable expenses, net	973	1,433	(1,332)

Other, net	(149)	104	(426)
	$(397)	$1,100	$1,207

The Company adopted the provisions of ASC 740-10 on January 1, 2007. As a result of the implementation, the Company recognized a $400 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

The following reconciliation summarizes the total gross unrecognized tax benefits:
	2009	2008

Beginning balance	$400	$400
Gross change tax positions of current period	-	-
Gross change for tax positions of prior year	-	-
Settlements with taxing authorities	-	-
Lapse of statute of limitations	-	-
Ending balance	$400	$400

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 14 -	OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

a.	The Company evaluates its business activities in accordance with the provisions of ASC 280-10 “Disclosure about Segments of an Enterprise and Related Information”.

The Company has three operating business segments: Cash Management, Payments and BBP.

The Company’s cash management solutions enable small, mid and large-tier financial institutions to deliver a complete set of cash management services through the Internet and other delivery channels. The Company’s payments solutions automate all aspects of the funds transfer, including foreign exchange settlement and customer notification process, enabling straight-through-processing (STP) of payments. BBP develops implements, maintains and operates systems for the automatic processing and transport of data in the finance industry. BBP also provides interbank gateway services. Its products include system solutions for interbank applications, as well as integration modules for host connections. The Company’s chief operating decision makers evaluate performance of each segment based on income (loss) from operations before restructuring expenses, interest expenses and income taxes.

The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance.

The following table sets forth the Company’s revenue and operating income (loss) from all reportable segments:
	Year ended December 31,
	2009	2008	2007
Cash Management:
Revenues	$26,380	$27,914	$24,460
Operating income	$868	$821	$1,057

Payments:
Revenues	$69,573	$75,001	$65,460
Operating income	$15,967	$17,206	$17,672

BBP :
Revenues	$21,804	$18,122	$14,714
Operating income	$1,210	$1,071	$1,108

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 14 -	OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION (Cont.)

b.	Following is a reconciliation of the operating income of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2009	2008	2007
Total operating income of the reportable segments:	$18,045	$19,098	$19,837
Amounts not allocated to segments:
Stock based compensation	2,827	3,007	2,596
General and administrative expenses	9,960	10,582	7,742
Marketing expenses	1,214	2,525	3,382
Consolidated operating income	$4,044	$2,984	$6,117

c.	Geographic information:
The Company’s total revenues are attributed according to geographic information, based on customers’ location in the following table:

	Year ended December 31,
	2009		2008		2007
		Long -		Long -		Long -
	Total	Lived	Total	Lived	Total	lived
	revenues	Assets	revenues	Assets	revenues	assets

Israel	$461	$2,701	$1,108	$2,304	$1,331	$1,782
United States	48,523	16,078	49,228	25,059	46,028	18,376
Switzerland	14,769	13,154	15,155	8,578	12,711	8,341
India	2,066	6,337	2,350	6,448	2,302	6,645
United Kingdom	19,304	14,925	17,758	12,595	19,966	76
Germany	4,987	10,137	3,990	10,383	2,611	7,851
Others	27,647	13	31,448	4	19,685	5
	$117,757	$63,345	$121,037	$65,371	$104,634	$43,076

d.	Major customers’ data as a percentage of total revenue:

	Year ended December 31,
	2009	2008	2007

Customer A	7%	8%	10%
Customer B	9%	10%	11%

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 15 -	FINANCIAL INCOME, NET

	Year ended December 31,
	2009	2008	2007
Financial expenses:
Interest and other	$65	$39	$28
Foreign currency translation differences, net	78	1,439	58
	$143	$1,478	$86
Financial income:
Interest and other	$375	$1,526	$2,283

	$232	$48	$2,197

SCHEDULE II

FUNDTECH LTD.
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Year ended December 31,
	2009	2008	2007

Allowance for doubtful accounts at beginning of year	$1,588	$859	$1,078
Provision	333	753	(134)
Translation adjustments	22	(24)	(6)
Accounts receivable written off	(598)	-	(79)
Allowance for doubtful accounts at end of year	$1,345	$1,588	$859