Form 20-F/A
period 2009-12-31
FUNDTECH LTD
filed 2010-10-22
CIK 1054836

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
Yes ☐ No ☒

EXPLANATORY NOTE

We are filing this Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F (the “Original Filing”) in response to comments received from the staff of the Securities and Exchange Commission (the “SEC”).  Specifically, we are amending the disclosure contained in:

o	Item 5. Operating and Financial Review and Prospects – A. Operating Results – Years Ended December 31, 2009 Compared to Year Ended December 31, 2008;

o	Item 5. Operating and Financial Review and Prospectus – B. Liquidity and Capital Resources;

o	Item 8. Financial Information – Note 11. Shareholders’ Equity – d. Stock-based compensation;

o	Item 9. The Offer and Listing – A. Market and Price Information; and

o	Item 15. Controls and Procedures – (d) Changes in Internal Control over Financial Reporting.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ("SOX"), and the certifications pursuant to Section 906 of SOX have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

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

Overall revenues decreased from 2008 levels due to the continuing impact of the global economic downturn on the financial services sector.  We experienced the impact of this slowdown as a $1.5 million decrease in cash management products-related revenue, a $5.5 million decrease in revenue from our payments business, mainly attributable to our Global PAYplus solution, partially offset by a $1.1 million increase due to the acquisition of new business, and higher revenue from BBP of $3.7 million, out of which $1.8 million was due to the acquisition of a new business acquired in the fourth quarter of 2008, which contributed a full year of revenue in 2009.

Software License Fees. Software license fees consist primarily of revenues derived from software license agreements we enter into with our customers. A comparison between our 2008 and 2009 software license fees is as follows:

			Variance
	2008	2009	Decrease	%
Software License Fees	$16,488,000	$11,558,000	$4,930,000	29.9%

The impact of the revenue downturn on license fees produced a $2.1 million decrease in United States cash management licenses, a $2.5 million decrease in license fees from our payments segment and a $0.3 million decrease in BBP licenses. Some of the license fee decrease, however, was offset by an increase in hosting fees, noted below.

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

Our service fees decreased by $7.6 million, which was due to a $7 million decrease in implementations of the new Global PAYplus solution combined with a decline in the sale of additional services related to Global PAYplus. We also experienced a $1.2 million decrease in our cash management services orders from new and existing customers, partially offset by a $0.6 million increase in BBP services revenue.

Our hosting fees increased by $4.2 million, consisting of an increase in our BBP segment hosting fees of $2.9 million, out of which $1.1 million was due to the acquisition of a new business in the fourth quarter of 2008, and a $1.0 million increase in our cash management fees, out of which $0.6 million was due to the acquisition of a new business in 2009, and a $0.3 million increase in payments. As we previously noted, we experienced a trending away from licensing software for use as an “in-house” solution, particularly as it applies to our business with smaller and mid-size institutions, and replacing that expenditure with the purchase of hosting services.  As we have core competencies in both license and hosting solutions, we do not attempt to direct customers toward any one methodology but rather allow the customer a choice.

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

Cash flows from investing activities. Net cash used in investing activities amounted to $18.9 million for the year ended December 31, 2009 as compared to $14.8 million for the year ended December 31, 2008 and $17.5 million for the year ended December 31, 2007. During 2009, cash was used to fund the acquisitions of InterSoftware as well as to pay additional amounts pursuant to the terms of the acquisition agreements with Accountis and Fundtech GmbH, respectively, in the aggregate amount of $5.8 million. Cash used in the purchase of property and equipment decreased by $3.0 million to $3.6 million for the year ended December 31, 2009 from $6.6 million for the year ended December 31, 2008. Net cash used to purchase marketable securities amounted to $10.3 million for the year ended December 31, 2009 as compared to $8.9 million net cash provided from redemption of marketable securities for the year ended December 31, 2008. During 2008 cash was used to fund the acquisitions of Synergy, Accountis and Troy as well as to pay additional amounts pursuant to the terms of the acquisition agreements with Radius Partners and Fundtech GmbH, respectively, in the aggregate amount of $17.2 million. Purchases of property and equipment decreased by $0.1 million to $6.6 million for the year ended December 31, 2008 from $6.7 million for the year ended December 31, 2007. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2010, our anticipated capital expenditures are $5.5 million, consisting of the purchase of (i) approximately $1.3 million of leasehold improvements and furnishings for the Company’s new office in Herzliya, Israel, (ii) approximately $1.5 million for ASP infrastructure replacements in the Company’s processing center in Norcross, Georgia and (iii) approximately $2.7 million for servers, computer equipment and associated software - See Item 4, “Information on the Company”, in the subsection titled “History and Development of the Company.”

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

On May 3, 2010, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ Global Market, was $13.80 per share. As of May 3, 2010, we had 80 shareholders of record. 16,944,466 of the Company’s Ordinary Shares (of which 13,067,941 are in CEDE accounts), constituting 77% of the Company’s outstanding Ordinary Shares, are held by record holders located in the United States and that there are 48 record holders located in the United States.  The Company estimates that in excess of 64% of the Company’s Ordinary Shares are beneficially owned by non-United States persons. We believe that the number of beneficial owners of our Ordinary Shares is approximately 1,900.

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

(d) Changes in internal control over financial reporting . Based on the evaluation carried out in accordance with Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management, under the supervision of our CEO and our CFO, concluded that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 19.  EXHIBITS.

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits immediately below.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1	Amended Memorandum of Association of the Company(1)
1.2	Amended and Restated Articles of Association of the Company(1)
1.3	Amendment to Amended and Restated Articles of Association of Company (2)
2.1	Form of Ordinary Share Certificate(1)
4.2	Fundtech Ltd. 1999 Employee Option Plan(4)
4.3	Fundtech Ltd. Directors Option Plan(5)
4.4	Employment Agreement between Reuven Ben Menachem and the Company, dated November 25, 1997(3)
4.5	Lease Agreement for Fundtech India’s facility in Bombay, India(9)
4.6	Lease Agreement relating to Company’s Facility in Herzliya, Israel (English translation)(12)
4.7	Lease Agreement relating to Company’s Facility in Norcross, Georgia(3)
4.8	Lease Agreement relating to Company’s Facility in Jersey City, New Jersey(6)
4.9	Lease Agreement relating to Company’s Facility in Burlington, Massachusetts(7)
4.10	Fundtech Ltd. 2005 International Share Option and Restricted Share Incentive Plan(8)
4.11	Fundtech Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan(10)
8	Subsidiaries of Company(12)
11	Code of Ethics(11)
12.1	Certification of the Chief Executive Officer of the Company pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer of the Company pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
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

(11)	Incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed with the SEC on June 29, 2004.

(12)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on May 28, 2010.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FUNDTECH LTD.

By:	/s/ Reuven Ben Menachem
Name: Reuven Ben Menachem
Title: Chief Executive Officer
Date: October __, 2010

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

Tel Aviv, Israel
May 27, 2010 (October 20, 2010 as to Note 11)

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

5.
The intrinsic value for options exercised during years 2009, 2008 and 2007 were $0.58 million, $1.89 million and $3.78 million, respectively.

As of December 31, 2009, out of 1,752,210 outstanding options, 1,732,210 are “in-the-money,” with intrinsic value of $7.64 million.

The weighted average fair value at grant date of options granted during years 2009 and 2008 were 5.03 and 2.98, respectively, and no options were granted in year 2007.

Summary of the Company's restricted shares activity is as follows:

	Year ended December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Grant date	Number	Grant date	Number	Grant date
	of shares	Fair value	of shares	Fair value	of shares	Fair value

Outstanding at January 1	488,037	10.87	421,377	$12.49	300,177	$11.19
Granted	164,832	10.76	288,316	9.51	279,500	13.39
Vested	(224,525)	11.24	(190,931)	12.14	(145,925)	11.66
Forfeited	(10,373)	10.58	(30,725)	12.69	(12,375)	11.20

Outstanding at December 31	417,971	10.61	488,037	$10.87	421,377	$12.49

The total fair value of restricted shares vested during the years ended December 31, 2009, 2008, and 2007 was $2.3 million, $2.2 million, and $2.0 million, respectively.

The unrecognized compensation expense calculated under the fair value method for restricted shares expected to vest  as of December 31, 2009 was approximately $4.45 million and is expected to be recognized over a weighted-average period of 2.99 years.

The unrecognized compensation expense calculated under the fair value method for stock options expected to vest as of December 31, 2009 was approximately $1.97 million and is expected to be recognized over a weighted-average period of 3.76 years.

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