Form 20-F
period 2010-12-31
FUNDTECH LTD
filed 2011-05-31
CIK 1054836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
Telephone: (201) 215-6560
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,520,163 Ordinary Shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes   ☐    No ☒

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data.

The following selected consolidated financial data for each of the years in the three-year period which ended December 31, 2010 and at December 31, 2010 and 2009 are derived from our audited consolidated financial statements set forth elsewhere in this report, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The selected consolidated financial data for the years ended December 31, 2007 and December 31, 2006, respectively, and at December 31, 2008, 2007 and 2006 are derived from other audited consolidated financial statements not appearing in this report which have also been prepared in accordance with U.S. GAAP. All of the financial data set forth below are in thousands (except per share amounts). You should read the following selected consolidated financial data in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto appearing elsewhere herein. Historical results are not necessarily indicative of any results to be expected in any future period.

	2010	2009	2008	2007	2006
FINANCIAL DATA:
Total revenues	$141,938	$117,757	$121,037	$104,634	$85,509
Operating income	13,258	4,044	2,984	6,117	2,731
Net income	12,532	4,673	1,240	7,107	3,751
Basic earnings per share	$0.82	$0.31	$0.08	$0.46	$0.25
Diluted earnings per share	$0.79	$0.30	$0.08	$0.43	$0.24
Cash, cash equivalents, short-term short term marketable investments and securities	$53,245	$42,151	$40,620	$42,001	$47,167
Long-term marketable securities	753	774	2,204	12,847	-
Working capital	60,392	49,527	48,319	45,815	54,794
Total assets	157,460	140,352	138,994	128,272	112,063
Shareholders’ equity	115,462	108,182	106,147	102,132	89,786

Israeli Securities Law allows Israeli companies, such as ours, whose securities are listed on both the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including the NASDAQ Global Market) to report exclusively under the SEC rules and to utilize U.S. GAAP. All financial statements included in this report and all financial information released in Israel are presented solely under U.S. GAAP.

B.           Capitalization and Indebtedness.

Not applicable.

C.           Reasons for the Offer and Use of Proceeds.

Not applicable.

D.           Risk Factors.

You should carefully consider the risks described below. The risks described below are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may suffer a loss on your investment.

Risk Relating to Our Business

The length of a sales cycle is variable, can be long and involves the expenditure of significant resources on our part, and may never result in actual sales.

The sales cycle, from our initial contact with a potential customer to the signing of a license agreement, has historically been variable and sometimes does not result in actual sales. During the recent economic downturn which began in 2008, we observed a protraction in the length of sales cycles.  These lengthened cycles have continued even after the downturn, particularly at larger global banks and U.S.-based banks, where any significant expenditure is approached with greater caution than before the downturn. We typically must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources. In addition, the purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures, particularly in an uncertain economy. If our sales cycles continue to lengthen appreciably, our quarterly operating results may become less predictable and may fluctuate more than in the past. Additionally, a number of potential clients decide which products to buy through a request for proposal process. In those situations, we run the risk of investing significant resources in a proposal that does not result in revenue, whether because a competitor obtains the desired contract from the customer, the customer decides not to proceed with the project or the customer decides to internally develop the product. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results.

We are, and expect to continue to be, dependent upon a limited number of customers for a significant portion of our future revenues.

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

We have entered into contracts with three large customers for the sale of one of our payments products. Sales to these customers accounted for 20.6%, 20.8%, and 22.1% of our revenues for 2010, 2009 and 2008, respectively. The cessation of projects of this size, which have an indefinite term, could have a material adverse effect on our business, financial condition and results of operations. Presently, these major customers consist of large global banks which had been significantly impacted by the global recession. Although larger financial institutions are again reentering the marketplace for financial transaction solutions following the downturn, a significant portion of our anticipated future revenues may be impacted by the financial issues continuing to face these larger customers.  See Item 5, “Operating Results and Financial Review and Prospects – Major Customers.”

Greater market acceptance of our competitors’ products or bank reliance on internally developed products could result in reduced revenues.

While the market for our solutions continues to develop, with expansion into Asia and South America showing signs of accelerating, competition for the business of global or national and regional financial services organizations that seek to support complex and sophisticated products remains intense. Also, some larger financial institutions have developed products that are similar in function to our global payments, FX settlement and cash management products, in lieu of purchasing our products. These internally developed solutions may then be marketed to other banks or implemented in banks that they have acquired. Thus we may compete with both software vendors within our industry and the in-house IT departments of certain of our potential clients. In some instances, customers may seek to develop part of a given solution, such as interfaces, in an attempt to retain staff and/or control costs. This could result in a reduction of successful bid projects.

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

Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their products, thus enabling them to respond more quickly to new or emerging technologies and changes in customer requirements or preferences. We also expect that competition will intensify as a result of consolidation within the industry and in response to the recent global economic downturn. Additionally, as we develop new products, we may begin to compete with companies with which we have not previously competed.

We may be unable to differentiate our products from the products of our competitors or successfully develop and introduce new products that are less costly than, or superior to, those of our competitors. In addition, existing and new competitors may establish relationships with our existing and potential customers. This could have a material adverse effect on our ability to compete effectively.

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

We market and sell our products and services throughout the world. We received 59.3% of our total revenues in 2008, 58.8% of our total revenues in 2009 and 56.3% of our total revenues in 2010 from sales to customers located outside of the United States. The continued market and sale of our products outside the United States as well as the expansion of our existing operations and entry into additional international markets requires significant management attention and financial resources. We are subject to a number of risks customary for international operations, including:

•	economic or political changes in international markets;

•	currency and exchange rate fluctuations;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection for intellectual property rights in some countries, particularly in southeast Asia; and

•	multiple and possibly overlapping tax structures.

We may be unable to expand our development or support organizations which may hinder our ability to grow and meet customer demands; on the other hand, rapid expansion of these resources could increase our cost and reduce our operating profit.

We increasingly have the need to supplement our technical and customer support staff to support both new customers and the expanding needs of existing customers. With the addition of Fundtech India in 2004, we are increasingly looking to India to source these requirements. Since our products are complex, we expect that the training process will continue to require a significant period of time before these employees and other newly hired personnel can support our customers. Qualified individuals are in demand throughout the software industry globally and there is significant competition for qualified personnel. Competition for qualified staff may also lead to increased labor and personnel costs. If we do not succeed in retaining our personnel or in attracting new qualified employees, our business could suffer significantly.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The market for financial institutions payments and cash management solutions continues to develop and evolve. The constant development and evolution of this market makes it difficult to predict demand for our products. We cannot guarantee that the market for our products will grow or that our products will become widely accepted. If the market for our products does not develop in the time frames and with the demand that we have projected, our future revenues and profitability will be adversely affected. In addition, changes in technologies, industry standards, the regulatory environment, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. A significant increase in the number of customers and/or a significant increase in our development of new product offerings would require us to expend significant amounts of money, time and other resources to meet demand. These expenditures could strain our personnel and financial resources.

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

Defects could also subject us to legal claims, particularly given that the applications we provide serve important functionalities for our customers. Although our license agreements contain limitation of liability provisions, these provisions may not be sufficient to protect us against such legal claims. The sale and support of our products, as well as our professional services, may also expose us to product liability claims.

Our business is affected by adverse conditions in the financial services industry and the global economy in general.

Our customers are highly concentrated in the financial services industry, which was directly affected both by an industry-specific crisis and the general economic downturn.  While major financial institutions have generally recovered from this crisis, we believe that financial institutions, particularly in the United States, continue to be cautious regarding expenditures. We should also note that financial institutions around the world have consolidated and may continue to consolidate which somewhat decreases the overall potential market for our products and services. These factors, as well as other changes occurring in the financial services industry, could have a material adverse effect on our business, financial condition and results of operations.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

We have in the past made a number of acquisitions and may in the future acquire or make investments in complementary businesses, technologies, services or products, if appropriate opportunities arise. We may also engage in discussions and negotiations with companies about acquiring or investing in those companies’ businesses, products, services or technologies. We cannot provide assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all or that we will have sufficient available resources for such acquisitions or investments. Additionally, if we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions, which would adversely impact our balance sheet or dilute our existing shareholders (as applicable).

We may be unable to adequately protect our proprietary rights in our internally developed technology, which may limit our ability to compete effectively.

We have spent considerable time, effort and money developing our next generation software. As a general proposition, the larger the number of software installations, the greater the number of individuals who gain access to our products, thereby increasing the risk of misappropriation and infringement.  During the period from 2006 through 2010, Global PAYplus® has been installed at 15 banks, PAYplus USA™ at 141 banks and Global CASHplus at 17 banks and CASHplus® has been installed at or operating on behalf of 114 banks. As we continue to increase the number of our product installations, we increase the risk that we may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists primarily of proprietary or confidential information that is not subject to patent protection. We have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. We have no patents or patent applications pending for our products and services. Unauthorized third parties may attempt to copy or obtain and use the technology protected by these rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Additionally, we have placed, and in the future may place, our software source code in escrow. The software source code may, under specified circumstances, be made available to our customers. In certain limited instances, we have also provided our software source code directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

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

Our current and prospective customers, which include state and federally chartered banks and savings and loan associations, operate in markets that are subject to extensive and complex regulation. While we are not ourselves directly subject to this regulation, our products and services must be designed to work within the regulatory constraints under which our customers operate. Given the intense regulatory scrutiny and increased regulatory burden to which the financial services industry is subject and will likely continue to be subject in light of the recent crisis in financial markets, this may be a continuous challenge for us in the design of our products and services. The inability of our products and services to work properly within the regulatory framework may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Ordinary Shares

Our stock ownership is highly concentrated, and, as a result, certain shareholders may influence our affairs significantly.

Clal Industries and Investments Ltd., or Clal, owns approximately 55.7% of our Ordinary Shares, or 56.4% when taken together with Ordinary Shares owned by Clal’s affiliate IDB Development Corporation, Ltd. As a result, Clal has the voting power to elect a majority of our Board of Directors and to significantly influence our policies, business and affairs, and also has the ability to influence the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration in control may have the effect of delaying, deterring or preventing a change of control that otherwise would yield a premium upon the price of our Ordinary Shares. This concentration of ownership also reduces the amount of stock in the public float, which may impact share trading values.

We are trending toward a lower percentage of license fees and a greater percentage of service revenues in our revenue models, which tends to compress our margins and adversely affect our share price.

Sales to major clients generally already contain a significant services component to implement software globally and also require significant modifications to meet customer specific demands.  Additionally, the increasing selection of our application service provider (“ASP”) hosted solution in lieu of our licensed solution, particularly with respect to our CASHplus software, has reduced overall margins and may result in a change in the way our shares are valued by the marketplace.  Although we continue to believe that a solutions and hosting based revenue model has numerous advantages, particularly in recurring revenue and visibility into our future earnings, the marketplace may view our share value in light of our solutions-based business differently than it views such value when considering our license-based business. This may lead to volatility in our share price.

The market price of our Ordinary Shares may be volatile.

The stock market in general, including the technology market sector in particular, has historically experienced price and volume fluctuations. Additionally, it is unclear when technology company stocks will fully rebound from the decline in market values experienced during the recent downturn.  For additional information on our stock price performance during this period, see the table in Item 9, “The Offer and Listing — Market Price Information.” Market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of our Ordinary Shares may fluctuate substantially due to a variety of factors, including:

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

A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations as occurred in the latter part of 2008, we are likely to experience a shortfall in our operating profit relative to our expectations. In addition, our results may be impacted by fluctuations in the values of currencies in which certain of our fees are paid, such as British Pounds and Euros, against the United States Dollar, our reporting currency. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication of future performance. It is also possible that our quarterly results of operations may be below the expectations of public market analysts and investors. Should this happen, the price of our Ordinary Shares may decrease.

Risks Related to Our Location in Israel

Political, economic and military conditions in Israel and the Middle East as a whole, could negatively impact our business.

Political, economic and military conditions in Israel have a direct influence on us because one of our significant research and development facilities and one of our executive offices is located there. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostility between factions in neighboring countries, varying in degree and intensity, has led to security and economic problems for Israel. Any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing hostilities related to Israel, or the recent events in Egypt and other Middle Eastern nations will not have a material adverse effect on our business or on our share price. Several Arab and Muslim countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or escalating political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business conditions and could harm our results of operations. Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. In addition, such boycott, restrictive laws, policies or practices may change over time and we cannot predict which countries, as well as whether certain companies and organizations, will be subject thereto. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse affect on our business in the future.

Some of our officers and employees are currently obligated to perform annual reserve duty, depending on their age and position in the Israeli army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our senior officers or key employees due to military service, and any significant disruption in our operations could harm our business. We believe that we have operated effectively given these requirements since we began operations. Nevertheless, the full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

We may be adversely affected if the New Israeli Shekel appreciates relative to the dollar or if the rate of inflation in Israel exceeds the rate of devaluation (if any) of the New Israeli Shekel against the dollar.

Most of our revenues are in United States Dollars, Euros or British Pounds Sterling, while a portion of our expenses, principally salaries and related personnel expenses, are in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the NIS will appreciate relative to the dollar or, if the NIS devalues relative to the dollar, that the rate of inflation in Israel will exceed that rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel.  Any such trend has the effect of increasing the dollar cost of our operations.  Based on the representative exchange rates reported by the Bank of Israel for each year in comparison to the prior year, in 2010, the NIS appreciated relative to the dollar by 5.1%, and the Israeli inflationary rate was 2.7%, thereby furthering the adverse impact of such appreciation, while in 2009, the NIS devalued relative to the dollar by 9.6%, and the Israeli inflationary rate was 3.9%, thereby offsetting, in part, the favorable impact of such devaluation on our dollar-measured results of operations. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel continues to increase, our dollar-measured results of operations will be adversely affected.

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

The Investment Center of the Ministry of Industry, Trade and Labor has granted “Approved Enterprise” status to investment programs at our former facility in Ramat Gan. Assuming that we receive approval from the Investment Center for the transfer of these Approved Enterprise programs to our new facility in Herzliya, when we begin to generate taxable income from these programs, the portion of our income derived from such programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis.  The benefits available to an Approved Enterprise Program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-Approved Enterprises and the rate of tax, if any, that we would otherwise pay as an Approved Enterprise, and the amount of any taxable income that we may earn in the future.  For additional information regarding our Approved Enterprise status, see Item 10, “Additional Information — Taxation – Israeli Income Tax Considerations — Tax Benefits Under the Law for the Encouragement of Capital Investments, 5719-1959.”

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law.  The rights and responsibilities of holders of our Ordinary Shares are governed by our Memorandum of Association, Articles of Association and Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising rights and fulfilling obligations, toward the company and other shareholders and to refrain from abusing power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ approval.  In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company.  The Israeli Companies Law 5759-1999 as amended, does not establish criteria for determining whether or not a shareholder has acted in good faith.  Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

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

Although we believe that we were not a passive foreign investment company, or PFIC, in 2010, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over our the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. Federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and subject to an interest charge on gain from the sale or other disposition of our Ordinary Shares and on certain “excess distributions” with respect to our Ordinary Shares. For additional information regarding our PFIC status, see Item 10, “Additional Information — Taxation - United States Federal Income Taxation Considerations - Passive Foreign Investment Company Status.”

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

Our registered office is located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, and our telephone number is 972-3-611-6500.  The name and address of our registered agent in the United States is Fundtech Corporation, 30 Montgomery Street, Suite 501, Jersey City, New Jersey 07302.

Our name was changed to “Fundtech Ltd.” in June 1994. Our primary business at that time was the automation of payments for community banks. In 1998, we acquired the assets of the cash management division of CheckFree Holdings Corporation (ACCESS Banking™). In 1999, we acquired the assets of the cash management division of Sterling Commerce (Banker product line), as well as 100% of the stock of BBP AG, Switzerland, which connects banks to the Central Bank of Switzerland and the SWIFT network for the processing and settlement of payments and securities. In 2004, we acquired 100% of the stock of Datasphere SA, Switzerland (“Datasphere”), which also offers financial messaging products, and Cashtech Solutions India Private Limited (“Cashtech”) which offers a line of cash management and financial supply chain products. In 2005, we acquired 100% of the stock of Radius Partners, Inc. (“Radius Partners”), which offers securities settlement products. In early 2007 we acquired 100% of the stock of Prang GmbH, Germany (“Prang”), which provides payments software for the German, Central European and Asian markets. In January 2008 we acquired the ACH (Automated Clearing House) transaction processing, initiation and collection software business of Troy Group, Inc. in an asset purchase. In February 2008 we acquired 100% of the stock of Accountis Limited, which offers electronic bill presentment software and which we renamed Fundtech FSC, Ltd. in 2011 (“FSC”). During 2008, we renamed Prang GmbH as Fundtech GmbH and Cashtech Solutions India Private Limited as Fundtech India Ltd. and will use those names throughout the balance of this report. In October 2008, we acquired 100% of the stock of Synergy Financial Services Limited (“Synergy”) which offers payments software and services to banks in the United Kingdom. In April 2009 our subsidiary, FSC acquired 100% of the stock of Intersoftware (UK) Limited (“Intersoftware”) which offers payments software to UK based corporate and banking clients.

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

Cash used in the purchase of property and equipment increased by $0.46 million to $4.06 million for the year ended December 31, 2010 from $3.6 million for the year ended December 31, 2009 after having decreased by $3.0 million to $3.6 million for the year ended December 31, 2009 from $6.6 million for the year ended December 31, 2008. During 2010, we invested $0.83 million to pay additional amounts as per the terms of the acquisition agreement with Fundtech GmbH.  During 2009 we invested $5.8 million to fund the acquisition of Intersoftware as well as to pay additional amounts as per the terms of the acquisition agreements with Fundtech GmbH and FSC. During 2008 we invested $17.2 million to fund the acquisitions of Accountis, Synergy and Troy, as well as to pay additional amounts as per the terms of the acquisition agreements with Fundtech GmbH and Radius Partners. During 2007, we invested $7.5 million for the acquisition of 100% of the stock of Fundtech GmbH and additional payments per the acquisition terms of Radius Partners and Cashtech. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2011, our anticipated capital expenditures are $4.1 million.

Business Overview

We are a leading provider of transaction banking software solutions for financial institutions and corporations. These solutions are grouped into three broad sectors: (i) payment processing; (ii) bbp (our financial messaging segment); and (iii) cash management systems.

Fundtech offers an extensive line of payment systems that are targeted to various geographies and market segments. Global PAYplus® and its SOA (Services Oriented Architecture) equivalent Global PAYplus – Service Platform are complete payments platforms usually purchased by large multi-national financial institutions. PAYplus for CLS™ is a cross-border settlement system also developed for the large bank market. Servicing the mid- to small-bank market in the United States are PAYplus USA™, a FED wire transfer system, and ACHplus® and Originet™, both for ACH payment processing. In Europe, we offer PAYplus FTS and Integration Suite to financial institutions and BacsActive-IP to corporations operating in the United Kingdom. Also in this product category are our financial supply chain products such as Accountis EIPP, which provides electronic invoice presentment.

In our bbp- financial messaging business we operate the single sector under four distinct geographic brands: BBP in Switzerland, Datasphere in French-speaking European countries, Synergy in the UK, and Fundtech in all other regions. These systems are used by banks and corporates to communicate with each other on matters related to the movement of funds.

In our cash management product line we offer ACCESS Banking™, WebBanker, and CASHplus® to financial institutions in the United States, and we offer Global CASHplus™ outside the United States.

In 2010, Fundtech introduced the FIRST ServiceBureau brand which aggregates all services that are provided through Fundtech’s six service bureaus throughout the world. Available on an outsourced basis for the relevant  geographies are the following services: PAYplus USA, ACHplus, Originet, CASHplus, Accountis EIPP, Bacactive-IP, most of the financial messaging services (SWIFTNet, Swiss Interbank Clearing (“SIC”), SECOM), and in the United States, disaster recovery services.

Industry Background

During the past fifteen years, up to the onset of the recent global financial crisis, international commerce had generally increased, resulting in the adoption of new banking technologies. This was accompanied by dramatic increases in both the number of transactions consummated through electronic payment systems and the need for timely delivery of financial information. The financial crisis has highlighted the benefits of the transaction banking services portfolio of banks, due to their steady performance during the crisis, and the fact that bank revenue is driven by service fees that are not strictly interest-related. As a result, industry analysts predict that transaction banking will receive increased investment for systems that can deliver additional fee-generating services and serve to competitively differentiate the institution.

Certain trends drive demand for our products and services, including: an increasing need for centralized payment and treasury functions; global adoption of real-time gross settlement; growth in electronic commerce; continuing consolidation in the financial services industry; increased regulatory requirements imposed on banks, particularly in respect to initiatives in the European Union and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); a desire to accelerate top-line revenue growth in the form of additional fee income generating services; the need to lower operating costs; a growing move away from in-house development toward packaged applications or outsource service bureaus; increasing interest in financial supply chain solutions; and the need to develop unique services that allow an institution to differentiate itself from its competitors. While these trends were disrupted during 2009, during 2010 the larger financial institutions began to return to the marketplace to address their needs in relation to these trends.

We believe that the current dynamic market environment and several additional market trends are favorable to our products and services. The following additional trends continue to drive demand for our products and services:

•	adoption of real-time gross settlement by central banks around the world, which has the potential expand the demand for Fundtech’s payments systems to emerging economies;

•	growth in globalization and electronic commerce which has the potential to increase demand for Fundtech’s payment systems, international cash management systems, and financial messaging systems;

•	the trends toward real-time information reporting, which has the potential to increase demand for Fundtech’s liquidity management systems and some advanced payments system features;

•	demand from clients for simplified corporate banking relationships, which require banks to re-engineer customer-facing systems in order to provide improved user experience;

•	the need among financial institutions to lower operating costs, which is driving the need among banks for centralized payment and treasury functions with a high degree of automation;

•
increased regulatory requirements imposed on banks, including, but not limited to, those in the areas of interdiction, anti-money laundering, the European Union’s conversion to a Single Euro Payments Area (“SEPA”), and new banking standards currently under consideration such as Basel III and in the United States, the Dodd-Frank Act;

•
a desire among financial institutions to unlock un-tapped value in their transaction banking franchises and accelerate top-line revenue growth in the form of additional fee income-generating services, which is increasing the interest in financial supply chain solutions such as electronic invoice presentment and payment (“EIPP”), liquidity management services, and other data-driven services;

•	a continued shift by financial institutions away from in-house development toward working with vendors for either packaged applications, SOA services, or outsourced, service bureau services;

•
a shift on the part of financial institutions to establish strategic technology partnerships with a few key vendors in order to lower the cost and risk of integrating new applications with existing infrastructure; and

•	greater emphasis on risk mitigation in areas such as liquidity management and contingency and recovery capabilities.

Products and Services

We believe we are unique in the marketplace because of our breadth of products across the transaction banking sector, our single-minded focus on this sector, and our deep client base.

Our products and related services are designed to integrate all elements of transaction banking, and we believe that they are among the most technologically advanced and cost-effective solutions in the financial services industry. Our products facilitate all aspects of the financial supply chain: from customer initiation though our cash management systems, to middle-office processing with our information reporting products, and back-office processing including payments processing and financial messaging.

We are one of the largest providers of products and services that link banks to domestic and international payment networks. In the United States, our products connect banks to the Federal Reserve System’s FedLine, which has approximately 7,500 banks connected. On a global basis, we provide banks and corporates with the capability to link to the SWIFT network for communicating cross-border transactions. SWIFT has over 9,000 banking organizations in 209 countries connected to its global network. We are also a leading provider in global settlements through the CLS Bank’s Continuous Linked Settlement System (“CLS”), which was established by the largest foreign exchange banks in the world to reduce foreign exchange settlement risk.

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

ACHplu$®	A high volume system that automates the processing of ACH payments and provides a bank with tools to streamline this operation.

Originet™	An Internet-based software application that corporations use to make and collect ACH payments.

PAYplus for CLS™	A solution designed to allow its members, being the largest international financial institutions, to fully participate in the CLS system.

BACSTEL-IP™	An Internet-based software application that corporations use to make and collect ACH payments over the UK BACS system, which is an automated direct debit and credit processing facility.

Electronic Invoice Presentment and Payment Solutions (“EIPP”)	Software that enables the accounts receivable department of the selling organization to send an electronic invoice to the accounts payable department of the buying organization.

PAYplus USA™

PAYplus USA™ is a funds transfer solution used to connect a financial institution’s wire transfer room with the Federal Reserve’s FedLine system. This solution evolved from and replaces two older products, FEDplus™ and PAY$tar™. Our target market includes small to mid-size banks operating in the United States that do not need a global payment solution, including U.S.-based banks, thrifts, savings and loans and international agency banks operating in the United States.

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

Pan-European PAYplus

Pan-European PAYplus is a solution that provides a financial institution with the payment processing and liquidity management functionality required for handling Euro payments in the Single Euro Payments Area (SEPA). Pan European PAYplus provides an integrated solution to meet SEPA high impact changes while maximizing STP and preserving income from existing payment operations. Pan-European PAYplus incorporates new technology embedded in the SEPA technical infrastructure (e.g. ISO 20022, SWIFT Cash Reporting). The product can be deployed on a stand-alone basis for banks to integrate within their existing payments infrastructure, or as an integrated component of our Global PAYplus payment solution.

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

BACSTEL-IP

FSC’s BACSactive-IP provides organizations with a modern, well-designed, reliable and secure electronic funds transfer solution. BACSactive-IP was designed by experts in the field of Internet payments to take advantage of features of the BACS system and all it has to offer, such as the highest levels of security and easy-to-use reporting facilities.

FSC EIPP Solutions

FSC’s Enterprise AP enables corporations to automate the payables process from the creation of purchase orders and receipt of invoices, to handling disputes and submitting payments online by integrating with existing ERP or accounting systems. It can work as a stand-alone solution or in conjunction with FSC’s Enterprise AR and additional modules to provide a complete end-to-end solution. FSC’s Enterprise AP is designed for organizations that deal with large volumes of inbound transactions and wish to receive them electronically. It supports multiple currencies and languages and is fully VAT compliant across European member states. The system integrates easily with existing ERP or finance systems to save resources by automating the receivables process, from capturing purchase orders and issuing invoices to controlling debtors and collecting payments online. It can also work as a stand-alone solution. By consolidating invoice data quickly and simply, FSC’s Enterprise AR presents one-view of all receivables transactions for the benefit of both internal users and buyers alike.

Financial Messaging	Short Product Descriptions

IGTplus™	A payments and settlement solution which provides message broker services between financial institutions and SWIFT, SIC, Swiss Securities Clearning (“SIS”) and SWX in Switzerland.

ClaritySuite™
A modular web-based financial solution designed to exchange high value information between a financial institution and its partners. It is designed to interface interactively with all the major SWIFT Interface Systems such as SWIFTAlliance, IBM MERVA, Logica Fastwire and Sungard MINT and offers solutions in a number of key operational areas such as payments, cash management, documentary credits and foreign exchange.

Message Converter	A unique middleware solution allows users to convert proprietary messages into SWIFT and other standard messages.

Compliance Filter	The Compliance Filter monitors transaction flow based on the requirements of the OFAC (Office of Foreign Assets Control), Factiva, Worldcheck or other country-specific standards.

IGTplus

IGTplus is a message broker application for financial messages. For financial institutions it comprises the interface to their central banking system. IGTplus processes payments, securities transactions or related orders and information to/from other financial institutions, clearing organizations, and central banks, among others, using straight through processing in order to provide faster, better quality service to customers and to reduce costs. The SWIFT, SIC, SIS and FIX applications of IGTplus provide communication to/from these financial services with the option of manual investigations, exception handling and queries for liquidity information. Due to the high sensitivity and performance requirements inherent in this application, IGTplus is designed for very high throughput and 24x7 fully automated operation. The target markets are large banks, service centers and financial market infrastructures. Smaller financial institutions may obtain the same functionality as they would obtain by acquiring a license by contracting for the services of the BBP Service Bureau, which operates IGTplus on behalf of a number of such institutions.

ClaritySuite

Synergy’s ClaritySuite™ is a modular internet-based financial solution designed to exchange high value information between a financial institution and its partners. It is designed to interface interactively with all the major SWIFT Interface Systems such as SWIFTAlliance, IBM MERVA, Logica Fastwire and Sungard MINT and offers solutions in a number of key operational areas such as payments, cash management, documentary credits and foreign exchange.

IGTplus Message Converter

The IGTplus Message Converter is a unique middleware application specifically designed for the financial services industry. It allows financial institutions to convert proprietary messages into SWIFT and other standard messages and vice versa, saving time and reducing costs of conversion.

IGTplus Compliance Filter

IGTplus Compliance Filter provides online, real time compliance protection. Every transaction is checked before it leaves or enters the bank system. It monitors transaction flow based on the requirements of the OFAC (Office of Foreign Assets Control), Factiva, Worldcheck or other country-specific standards. The IGTplus Compliance Filter is available for SWIFT, SIC/euroSIC and SECOM.

Cash Management Solutions	Short Description

CASHplus®	An Internet-based cash management solution designed for high end and mid-level financial institutions.

webBANKER™	A fully integrated cash management solution designed primarily for the community bank market.

Global CASHplus®	A multi-currency, multi-country cash management solution to automate the handling of corporate payments and receivables, liquidly, financial supply chain and remittance.

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

The markets for our products consist of the following end-users:

•
U.S. Banks – This group of customers is divided into three tiers. The top tier consists of approximately 50 banks, each with more than $23 billion of assets. The second tier consists of banks with $3.5 billion in assets. The third tier consists of banks with under $3.5 billion in assets. Currently there are approximately 7,000 banks and credit unions in the United States.

•	Agency Banks and Branches of Foreign Banks located in the United States – These banks are located mainly in financial centers such as New York City, San Francisco, Los Angeles and Dallas.

•	Banks located outside of the United States – These banks are located in countries that have moved to or will move to processing payments on a real time gross settlement (RTGS) basis.

•
Corporations – With the addition of FSC’s AR and AP, OrigiNET and SWIFT Services we have a line of payments related products and services that are being sold directly to corporate entities. While we intend to continue to support the sale of these products directly to end users, we will also expand the distribution of the products through our traditional client base of financial institutions.

In 2004 we acquired Datasphere and Fundtech India and began the process of assimilating their products and services into our offerings. Likewise, we acquired Fundtech GmbH in early 2007. Fundtech GmbH has approximately 50 customers, primarily in Germany. We also acquired the ACH business of Troy Group in early 2008 which brought two new ACH products to our portfolio along with approximately 18 customer relationships. Fundtech FSC Ltd., acquired in February 2008, when consolidated with its Intersoftware subsidiary acquired in April 2009, has over 2,000 clients using its BACS payments and electronic invoicing and presentment products and services. Synergy Financial Services Limited, acquired in October 2008, has about 100 clients using its software and SWIFT connections services.

For a presentation of our consolidated revenues according to the product sectors and geographical regions to which such revenues are attributable, please see the relevant table in Item 5A, “Operating and Financial Review and Prospects —Operating Results — Significant Revenue, Segment and Earnings Information.”

Sales and Marketing

We sell our products and services primarily through our direct sales force, located in the United States, United Kingdom, Switzerland, India and Singapore. We use the services of distributors in Greece and the Balkans. Our FSC, Synergy and Intersoftware subsidiaries have arrangements with a number of financial services providers and two major UK banks to market their products and services.

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

Additionally, in 2010 we introduced First ServiceBureau, a brand that we use to market our broad line of services available to banks and corporations on an outsourced basis. Included in this are: U.S. and European payments, cash management, electronic invoice presentment, BACS, financial messaging, and disaster recovery services.  These services are hosted in one of the six service bureau centers located in either the USA (Norccross, GA and San Leandro, CA), Baden, Switzerland, Wales and Nottingham, UK).

Software Development

We believe that our software development team provides a significant competitive advantage. The team is comprised of developers with experience in visual programming design and object-oriented software development of mission-critical applications. We also believe that this assembly of diverse technical expertise contributes to the highly integrated functionality of our products. Our ability to attract and retain highly qualified employees will be one of the principal determinants of our success in achieving technological leadership. The total software development staff consisted of 308 full-time employees on December 31, 2010. All of our payments products have been developed internally by our product development staff. Our cash management, BBP, ACH, EIPP and UK payments solutions were initially developed by the personnel of the businesses we acquired (such personnel migrating to us with the acquired businesses), and have since continued to be developed by our product development staff. Some of these products are embedded, or bundled, with standardized software products developed by other companies. We believe significant investments in product development are required to remain competitive.

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

Name of Subsidiary	Country of Incorporation/Organization

Fundtech Corporation	United States

Fundtech U.K. Limited	United Kingdom

Fundtech Australia Pty Limited	Australia

BBP AG (Formerly Biveroni Batschelet Partners AG)	Switzerland

Datasphere SA	Switzerland

Fundtech India Ltd.	India

Radius Partners Inc.	United States

Fundtech GmbH	Germany

Fundtech FSC Ltd.	United Kingdom

Synergy Financial Services Limited	United Kingdom

Intersoftware (UK) Limited	United Kingdom

Property, Plants and Equipment.

We lease the premises at each of our locations, with the exception of a facility owned by Synergy Financial Services Limited, which constitutes an approximately 2,500 square foot building in a science park in Nottingham, England which is used to house its software development and administrative personnel. As of December 31, 2010, we leased office space as specified in the table below. The aggregate annual lease payments for our facilities during 2010 were approximately $3,819,000.

Location	Approximate Aggregate Square Feet

Herzliya, Israel	53,615

Burlington, Massachusetts	9,800

Jersey City, New Jersey	25,800

San Leandro, California	6,700

Norcross, Georgia	26,000

Baden, Switzerland	10,500

London, United Kingdom	4,700

Pune, India	36,900

Frankfurt, Germany	3,666

Costa Mesa, California	2,330

Bangor, Wales	3,250

Manchester, England	1,500

Mumbai, India	3,765

Geneva, Switzerland	2,575

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

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

Overview

Fundtech is a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into three broad product sectors: (i) payment processing; (ii) bbp (our financial messaging segment); and (iii) cash management systems.

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

 During the period 2005 through the first half of 2008, spending on technology in the financial services industry increased. During the second half of 2008, we began to see the impact of the global recession, as there was a decline in revenue attributable to new license fees from both global and U.S-based clients. Other revenues from maintenance and services for previously installed systems were affected to a lesser degree. This trend continued throughout most of 2009 but began to reverse itself in the last quarter of 2009.  During 2010, we saw a return to more normalized activities in Europe and Asia, while the recovery in the United States continued at a slower pace.  We continue to see interest and activity from U.S. regional banks, and have shifted some of our marketing emphasis away from community banking to such regional banks while maintaining relationships with our global and large bank customers.  We continue to place additional emphasis on products such as ACHplus which are attractive within the sectors that appear to be less affected by the recent slowdown. The trends toward increasing emphasis on transaction revenue and processing/management cost optimization continue to have a favorable impact on our business.  We continually communicate with our sales personnel, clients and prospects to estimate the probability of consummating new contracts during future periods. It is difficult to predict whether the duration of these trends will continue, as well as the extent of the impact that they may have on our future revenues, results of operations or the length of the time periods for which we can forecast potential revenues.

Acquisitions of Businesses and Certain Assets

In February of 2007, we acquired all of the outstanding shares of Fundtech GmbH. The purchase price was €4.8 ($6.3) million which was paid in cash with potential additional cash consideration in an amount of up to €4 million payable when certain conditions related to the performance of Fundtech GmbH were met between the acquisition date and December 31, 2010. In 2008, we made payment of €2.3 ($3.4) million based upon Fundtech GmbH’s financial performance, which was accrued and accounted for in 2007. The parties amended the original acquisition agreement with respect to the payment of additional consideration, pursuant to which €597,000 ($830,000) was paid in January 2009 and again in January 2010. We have no further obligations to pay additional consideration under the acquisition agreement.

In January 2008, we acquired the ACH business of Troy Group, Inc. The purchase price was approximately $1.1 million in cash. Also in February 2008 we acquired all of the outstanding shares of Accountis Limited which provides solutions for our financial supply chain suite of services. The initial purchase price was £3.9 ($7.8) million. Additional cash consideration will be paid if and when certain conditions are met between the acquisition date and December 31, 2011, which may amount to an additional £2 million. During 2009, we paid an additional amount of $1.1 million.  No additional payments were made in 2010 pursuant to the acquisition agreement whereby we effected this acquisition.

In October, 2008, we acquired all of the outstanding shares of Synergy Financial Services Limited. The purchase price was £2.52 ($4.7) million in cash, including £300,000 payable contingent on delivery of certain reports. Additional consideration will be paid in cash if and when certain conditions are met between the acquisition date and February 28, 2012, which may amount to up to an additional £1.17 million. No additional payments were made in 2009, but in February 2011 we paid an additional £0.29 million with respect to the 2010 year.

In April 2009, we acquired all of the outstanding shares of Intersoftware (UK) Limited for a purchase price of £2.7 ($3.8) million in cash. There is no contingent amount payable in respect of this acquisition.

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

We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	Revenue recognition,
•	Allowance for doubtful accounts,
•	Realizability of long-lived assets,
•	Goodwill,
•	Share based compensation expense,
•	Income taxes.

Revenue recognition. Our revenues are generally includes multiple element arrangements and are generated from licensing the rights to use our software products directly to end-users and sales of professional services, including consulting, implementation and training. We also provide hosting services, contingency and recovery services, as well as maintenance and in some cases sales of hardware.

Software licenses revenues. Revenue from software license agreements for which professional services rendered are not considered essential to the functionality of the software, is recognized when all criteria outlined in ASC 985-605-15 “Software Revenue Recognition” are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

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

Revenue from software licenses that require significant customization, integration and installation are recognized based on ASC 605-35-05 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” using contract accounting on the percentage-of-completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. In recognizing revenues based on the percentage-of-completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. The complexity of our process for estimates and factors relating to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method of accounting affects the amount of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including changes in labor rates, estimated percentage of labor hours incurred to the estimated total labor hours for each contract, utilization and efficiency variances, changes in specification and testing requirements, provisions for estimated losses on uncompleted contracts and length or complexity of custom implementations.

We generally do not grant rights-of-return to our customers. We usually provide a warranty period to our customers of up to three months at no extra charge. A percentage of the license fee is allocated to such warranty and is not recognized until the warrant period expires.  As of December 31, 2010 and 2009, the provision for warranty cost is immaterial.

Professional services revenues. Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting as described above. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed.

Hosting revenues. As we provide hosting services to our customers without any contractual right to take possession of the software licenses, we recognize revenue from hosting over the hosting contract period.  Revenues from set up fees are also recognized over the related hosting contract term.

           Maintenance and support revenues. Revenues from customer maintenance and support contracts are deferred and recognized ratably over the term of the agreements. Revenues for maintenance and support that are bundled with license fees are deferred based on the VSOE of fair value of the bundled maintenance and support and recognized over the term of the agreement. VSOE of fair value is based on the renewal rate for continued maintenance and support arrangements.

Allowance for doubtful accounts. Our trade receivables primarily include amounts due from banks and large financial institutions. An allowance for doubtful accounts is determined for those specific amounts that we believe may not be collected. We generally do not require collateral; however, in certain circumstances, we may require letters of credit, other collateral or additional guarantees. We perform ongoing credit evaluations of our customers and in judging the probability of collection of receivables we continuously monitor collection and payments from our customers and maintain a provision for any specific customer collection issues that we have identified. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. If the financial situation of any of our customers was to deteriorate, resulting in an impairment of its ability to pay the indebtedness it incurs with us, an additional provision for doubtful accounts might be required. If the historical data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be materially affected.

Realizability of long-lived assets. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

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

Impairment of Goodwill. We assess the impairment of goodwill on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;
•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
•	significant negative industry or economic trends; and
•	Adjustments, if any, related to earn-out provisions in acquisition agreements.

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on the implied fair value of the goodwill.  The implied fair value is derived from the fair value of the whole unit to which the goodwill is related, determined using projected discounted cash flow. This estimation process is highly subjective and involves significant management judgment. In 2008 we recorded an impairment charge of $1.66 million. For 2010 and 2009, no impairment charge was recorded.

Share Based compensation expense. The Company accounts for stock-based compensation in accordance with ASC 718.  ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

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

Accounting for income tax. We are subject to income taxes in Israel, the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalty. Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2010 and 2009 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 13 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

A.	Operating Results

The following table sets forth for the periods indicated the percentage of revenues represented by each of the items in our statement of operations:

	Year Ended December 31,
	2010	2009	2008

Revenues:
Software license fees	12.4%	9.8%	13.6%
Service Fees	36.6	36.2	41.4
Hosting	20.9	20.4	16.4
Maintenance	30.0	33.5	28.5
Hardware sales	0.1	0.1	0.1
Total revenues	100.0	100.0	100.00

Operating Expenses:
Software license costs	0.2	0.6	0.2
Maintenance and service costs	46.4	45.3	44.4
Hardware Costs	-	-	-
Research and development	15.4	17.3	18.1
Selling and marketing, net	13.3	14.6	16.7
General and administrative	14	16.7	14.1
Impairment of goodwill and other intangible assets	-	-	1.7
Amortization of other acquired intangible assets	1.2	1.7	1.8
Provision for doubtful accounts	0.2	0.3	0.5
Total operating expenses	90.7	96.5	97.5
Operating income	9.3	3.5	2.5
Loss on Investments	-	-	(0.6)
Financial income, net	(0.5)	0.2	-
Income before income taxes	8.8	3.7	1.9
Income taxes	-	(0.3)	0.9
Net income	8.8%	4.0%	1.0%

We note in particular the impact on net income of the application of ASC 718, which resulted in charges of $3.0 million in 2008, $2.8 million in 2009, and $2.8 million in 2010.

Significant Revenue, Segment and Earnings Information

The following table presents our consolidated revenues (in thousands) according to the geographical regions to which such revenues are attributable:

	2010		2009		2008
	Total		Total		Total
	Revenues	Percentage	Revenues	Percentage	Revenues	Percentage
Israel	$575	0.4%	$461	0.4%	$1,108	0.9%
U.S.A.	62,006	43.7	48,523	41.2	49,228	40.7
Switzerland	17,088	12.0	14,769	12.5	15,155	12.5
India	2,087	1.5	2,066	1.8	2,350	1.9
United Kingdom	26,291	18.5	19,304	16.4	17,758	14.7
Germany	3,881	2.7	4,987	4.2	3,990	3.3
Australia	7,583	5.3	7,026	6.0	5,938	4.9
Other	22,427	15.9	20,621	17.5	25,510	21.1
	$141,938	100%	$117,757	100%	$121,037	100%

The following table presents (in thousands) our consolidated revenues and resultant operating income (loss) for each of our three product sectors.

	2010	2009	2008
Cash management revenue	$29,410	$26,380	$27,914
Operating income	2,523	868	821
Payments revenue	85,997	69,573	75,001
Operating income	23,948	15,967	17,206
BBP revenue	26,531	21,804	18,122
Operating income	3,885	1,210	1,071

Cash Management revenues increased during 2010 which we attribute to a continuing improvement in the general economic outlook. In addition, there was an increase in the number of banks which went live with CASHplus in both license and ASP form.  Payments revenue increased over 2009 and 2008 and was predominately due to strong sales of Global PAYplus with additional support from our Fundtech GmbH business. Cash management operating income improved as the product’s maturity resulted in lower operating costs. BBP revenue and operating income continue to increase due strong sales of IGTplus and the added revenues  and income from its Synergy subsidiary. License and services fee trends are discussed more fully in the year to year comparisons below.

Major Customers

We derived approximately 20.6% and 20.8% of our annual revenues, or approximately $29.2 million and $24.5 million, from the license, consulting and maintenance service fees earned in connection with agreements with three leading international financial institutions in 2010 and 2009, respectively. The project is quite mature at one of these institutions and may result in lower future revenues when completed.  The projects at the other two institutions continue to proceed.  The mix of institutions forming our  largest three customers is expected to shift over time. There are signs that the larger financial institutions are beginning to return to the marketplace to address their needs.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.

			Variance
	2010	2009	Increase	%

Total Revenues	$141,938,000	117,757,000	24,181,000	20.5%

Overall revenues increased from 2009 levels due to continuing improvement of the global economy which we saw reflected in strong sales of our flagship product Global PAYplus.  BBP had a strong year and benefitted from its acquisition of Synergy. Fundtech GmbH also contributed to the overall revenue growth through sales of its Payments products.

Software License Fees. Software license fees consist primarily of revenues derived from software license agreements we enter into with our customers. A comparison between our 2009 and 2010 software license fees is as follows:

			Variance
	2010	2009	Increase	%
Software License Fees	$17,598,000	$11,558,000	$6,040,000	52.3%

The majority of the increase in license revenues year to year is attributable to Global PAYplus, which had strong sales in both the United States and Europe.  The strength of the sales was due, in part,  to the introduction of Global PAYplus-Services Platform.

Maintenance, Hosting and Services Fees. Maintenance, hosting and services fees include revenues derived from maintenance contracts, customizations and product installation, training, hosting and consulting fees. We generally receive a contract for maintenance and services at the time we enter into a contract for a software license.

A comparison between our 2009 and 2010 maintenance and services fees is as follows:

			Variance
	2010	2009	Increase	%
Maintenance, Hosting and Services Fees	$124,340,000	$106,199,000	$18,141,000	17.1%

CashTech services revenues increased $2 million, with Payment’s revenues increasing by $7.5 million. Most of this increase related to services for our Global PAYplus license sales.

Our hosting fees increased by $5.6 million from $24 million in 2009 to $29.6 million in 2010, consisting of an increase in our BBP segment hosting fees of $4.0 million. CASHplus ASP provided $0.8 million in new revenue with Fundtech FSC responsible for an additional $0.7 million.  As we previously noted, we experienced a trending away from licensing software for use as an “in-house” solution, particularly as it applies to our business with smaller and mid-size institutions, and replacing that expenditure with the purchase of hosting services.  As we have core competencies in both license and hosting solutions, we do not attempt to direct customers toward any one methodology but rather allow the customer a choice.

Our maintenance fees increased by $3.5 million comprised of increases in maintenance fees of $2.3 million in our Payments segment, $0.5 million in our Cash Management segment, $0.25 million in BBP and $0.2 million by Fundtech FSC.

Software License Costs. Software license costs consist primarily of royalty payments and other costs related to product media, duplication, manuals, shipping and third party embedded software costs. A comparison between our 2009 and 2010 software license costs is as follows:

			Variance
	2010	2009	Decrease	%
Software License Costs	$329,000	$748,000	$419,000	99.8%

This large decrease relates to increased licenses for our next generation global payments products which do not involved embedded software.

Amortization of Other Acquired Intangible Assets. A comparison between our 2009 and 2010 amortization of other acquired intangible assets is as follows:

			Variance
	2010	2009	Decrease	%
Amortization of Other Acquired Intangible Assets	$1,666,000	$2,028,000	$362,000	17.8%

The decrease in amortization resulted from a decrease of $0.362 million attributable to the completion of amortization of Fundtech India and changes in foreign currency which impacted amortization.

Maintenance, Hosting and Services Costs. Maintenance, hosting and services costs consist primarily of personnel and related expenses, voice and data expenses and other costs related to the provision of maintenance, hosting, and professional services. A comparison between our 2009 and 2010 services costs is as follows:

			Variance
	2010	2009	Increase	%
Maintenance, Hosting and Services Costs	$65,873,000	$53,286,000	$12,587,000	23.6%

The above result reflects increases consistent with increased revenues from Maintenance, Hosting and Services fees. Also, licenses of the next generation global payments products sustained somewhat higher service costs related to employee training during the initial implementations.

Software Development. Software development expenses are related to the development of new products, enhancement of existing products and testing of products. A comparison between our 2009 and 2010 software development expenses is as follows:

			Variance
	2010	2009	Increase	%
Software Development	$21,882,000	$20,422,000	$1,460,000	7.1%

We did not capitalize any software development costs in 2010 or 2009 since the time period during which costs could have been capitalized from the point of technological feasibility until the time of general product release was very short. These costs were expensed as incurred as the amounts that could have been capitalized were not material to our financial position.

The increase in software development expenses from 2009 to 2010 derived mainly from costs associated with the next generation global payments product.

Selling and Marketing. A comparison between our 2009 and 2010 selling and marketing expenses is as follows:

			Variance
	2010	2009	Increase	%
Selling and Marketing	$18,688,000	$17,234,000	$1,454,000	8.4%

The increase in selling and marketing expenses was primarily due to (i) an increase in sales commissions due to new sales, and (ii) an increase in sales expenses related to opening a sales operation for the Asia Pacific region.

Provision for Doubtful Accounts. Management’s assessment for uncertainties of outstanding accounts receivable collectability is reflected in our provision for doubtful accounts. A comparison between our 2009 and 2010 provision for doubtful accounts is as follows:

			Variance
	2010	2009	Increase	%
Provision for Doubtful Accounts	$339,000	$333,000	$6,000	1.8%

The increase in doubtful accounts had no material cause, but is rather a minimal adjustment based on our view of our receivables.  In general we do not have higher levels of provision.

General and Administrative. A comparison between our 2009 and 2010 general and administrative expenses is as follows:

			Variance
	2010	2009	Increase	%
General and Administrative	$19,903,000	$19,662,000	$241,000	1.2%

The increase in general and administrative expenses was primarily due to (i) the establishment of a corporate purchasing function, and (ii) increased salary expenses due to new hiring and higher bonuses related to the Company’s performance.

Financial Income, Net. A comparison between our 2009 and 2010 financial income, net is as follows:

			Variance
	2010	2009	Decrease	%
Financial Income (expense), net	$(765,000)	$232,000	$997,000	429%

The decrease in net financial income resulted primarily from an increase in foreign currency fluctuations and lower average interest income on the financial instruments that we held in 2010 compared to 2009.  Our main foreign currency exposures are associated with exchange rate movements of the U.S. dollar, our reporting and primary functional currency, against the NIS, Swiss Franc, British Pounds, Indian Rupees Australian Dollar and the Euro. In 2010 the U.S. Dollar deteriorated against these currencies causing currency losses on net assets denominated by foreign currencies.

Income Taxes. A comparison between our 2009 and 2010 income tax expense is as follows:

			Variance
	2010	2009	Decrease	%
Income Taxes	$(39,000)	$(397,000)	$358,000	90%

The decrease in income tax expense derived from increase in deferred tax assets (mainly in Israel and the United States) of $2.2 million in 2010 compared to $1.3 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.

			Variance
	2009	2008	decrease	%

Total Revenues	$117,757,000	121,037,000	3,280,000	7%

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

Software License Fees. A comparison between our 2008 and 2009 software license fees is as follows:

			Variance
	2009	2008	Decrease	%
Software License Fees	$11,558,000	$16,488,000	$4,930,000	29.9%

The impact of the revenue downturn on license fees produced a $2.1 million decrease in United States Cash Management licenses, a $2.5 million decrease in license fees from our Payments segment and a $0.3 million decrease in BBP licenses. Some of the license fee decrease, however, was offset by an increase in hosting fees, noted below.

Maintenance, Hosting and Services Fees.

A comparison between our 2008 and 2009 maintenance and services fees is as follows:

			Variance
	2009	2008	Increase	%
Maintenance, Hosting and Services Fees	$106,199,000	$104,549,000	$1,650,000	1.6%

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

Software License Costs. A comparison between our 2008 and 2009 software license costs is as follows:

			Variance
	2009	2008	Increase	%
Software License Costs	$748,000	$291,000	$457,000	157%

This large increase relates solely to the presence of certain embedded third party software component sales in conjunction with new licenses for our global payments products.

Amortization of Other Acquired Intangible Assets. A comparison between our 2008 and 2009 amortization of other acquired intangible assets is as follows:

			Variance
	2009	2008	Decrease	%
Amortization of Other Acquired Intangible Assets	$2,028,000	$2,167,000	$139,000	6.4%

The decrease in amortization resulted from a decrease of $0.6 million attributable to the completion of amortization of several intangible assets during 2008 which was partially offset by amortization of the newly acquired Accountis, Synergy and InterSoftware assets, which caused an increase in amortization of $0.46 million.

Maintenance, Hosting and Services Costs. A comparison between our 2008 and 2009 services costs is as follows:

			Variance
	2009	2008	Decrease	%
Maintenance, Hosting and Services Costs	$53,286,000	$53,730,000	$444,000	0.1%

The above result reflects an increase in depreciation expenses by $0.6 million, consistent with increased revenues from hosting fees. This was offset by a decrease in travel expenses of $1.0 million, which is consistent with the decrease in services revenue.

Impairment of Goodwill and Related Intangible Assets. A comparison between our 2008 and 2009 impairment of goodwill is as follows:

			Variance
	2009	2008	Decrease	%
Impairment of Goodwill and related intangible Assets	$0	$2,018,000	$2,018,000	100%

During 2008 we realized an impairment of goodwill related to our Radius subsidiary for a total amount of $1.66 million and an additional impairment to Radius’s related intangible assets for a total amortized cost of $358,000. No impairment was recorded for 2009.

Software Development. A comparison between our 2008 and 2009 software development expenses is as follows:

			Variance
	2009	2008	Decrease	%
Software Development	$20,422,000	$21,849,000	$1,427,000	6.5%

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

Selling and Marketing. A comparison between our 2008 and 2009 selling and marketing expenses is as follows:

			Variance
	2009	2008	Decrease	%
Selling and Marketing	$17,234,000	$20,130,000	$2,896,00	14.4%

The decrease in selling and marketing expenses was primarily due to (i) a $1.6 million decrease in sales commissions due to a decrease in new sales, and (ii) a decrease in salary expenses for sales and marketing employees outside the United States due to the weakness of GBP and Euro currencies vs. the U.S. Dollar.

Provision for Doubtful Accounts. A comparison between our 2008 and 2009 provision for doubtful accounts is as follows:

			Variance
	2009	2008	Decrease	%
Provision for Doubtful Accounts	$333,000	$753,000	$420,000	55.8%

The decrease in doubtful accounts resulted from the decrease in uncertainty in the market condition of the financial services industry.

General and Administrative. A comparison between our 2008 and 2009 general and administrative expenses is as follows:

			Variance
	2009	2008	Increase	%
General and Administrative	$19,662,000	$17,115,000	$2,547,000	14.9%

The increase in general and administrative expenses was primarily due to (i) the acquisition of Accountis, Synergy and Intersoftware during 2009 and 2008, and (ii) increased salary expenses due to new hiring and higher bonuses.

Financial Income, Net. A comparison between our 2008 and 2009 financial income, net is as follows:

			Variance
	2009	2008	Increase	%
Financial Income, net	$232,000	$48,000	$184,000	383%

The increase in net financial income resulted primarily from a decrease in foreign currency fluctuations notwithstanding lower average interest income on the financial instruments that we held in 2009 compared to 2008 due to (i) maturity of long term marketable securities and (ii) generally lower short term rates.

Income Taxes. A comparison between our 2008 and 2009 income tax expense is as follows:

			Variance
	2009	2008	Decrease	%
Income Taxes	$(397,000)	$1,100,000	$1,497.000	136%

The decrease in income tax expense derived from increase in deferred tax assets (mainly in Israel and the United States) of $1.0 million and a decrease in tax expense of $0.5 million from operations.

Impact of Inflation and Currency Fluctuations.

For a discussion of the impact of inflation and foreign currency fluctuations upon our results, and related hedging instruments that we have utilized with respect thereto, please see the risk factor entitled “ We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation (if any) of the New Israeli Shekel against the dollar ” in the “Risk Factors” subsection of Item 3, “Key Information,” above and the discussion below in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Effects of Government Regulations and Location on our Business.”

For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see the “Risks Related to Our Location in Israel” in Item 3.D above, the section entitled “Effective Corporate Tax Rate” in Item 5.B below, and “Israeli Income Tax Considerations” in Item 10 below.

B.	Liquidity and Capital Resources.

We have financed our operations primarily through the sale of equity securities in an aggregate amount of approximately $139.7 million, including net proceeds from our 1998 initial public offering in an amount of approximately $29 million, proceeds from our follow-on 1999 public offering in an amount of approximately $92.3 million and grants from the Government of Israel, Office of the Chief Scientist to fund new product development. In addition, in the past we have also raised proceeds from the exercise of employee options.  In 2010, we raised  $0.9 million from the exercise of employee options. As of December 31, 2010, working capital was $60.4 million, which included cash and cash equivalents, short term investments and marketable securities of $53 million.

Cash flows from operating activities. Net cash provided by operating activities amounted to $22.7 million for the year ended December 31, 2010 as compared to net cash provided by operating activities of $17.3 million for the year ended December 31, 2009 and $13.8 million for the year ended December 31, 2008.

This increase of $5.4 million from 2009 to 2010 reflects an increase in our net income of $7.9 million, an increase in trade payables, deferred revenue, other payable and accrued expenses of $8.8 million, in the aggregate, offset by an increase in trade receivables, net, other account receivables and prepaid expenses of $9.6 million, a decrease in depreciation and amortization, stock option compensation and accrued interest on marketable securities of $0.8 million and an increase in deferred taxes of $0.9 million compared to 2009.  The increase of $3.5 million from 2008 to 2009 reflects an increase in our net income of $3.4 million, a decrease in trade receivables, net, other account receivables and prepaid expenses of $12.6 million, an increase in depreciation and amortization, stock option compensation and accrued interest on marketable securities of $0.1 million, an increase of $0.2 million in accrued severance pay offset by a decrease of impairments of marketable securities, goodwill and other intangible assets of $2.7 million, a decrease in trade payables, deferred revenue, other payable and accrued expenses of $9.0 million, in the aggregate, and an increase in deferred taxes of $1.1 million compared to 2008.

Cash flows from investing activities. Net cash used in investing activities amounted to $12.2 million for the year ended December 31, 2010 as compared to $18.9 million for the year ended December 31, 2009 and $14.8 million for the year ended December 31, 2008. During 2010, cash was used to pay additional amounts pursuant to the terms of the acquisition agreements with Fundtech GmbH in the aggregate amount of $0.8 million. Cash used in the purchase of property and equipment increased by $0.5 million to $4.1 million for the year ended December 31, 2010 from $3.6 million for the year ended December 31, 2009. Net cash used to purchase marketable securities amounted to $5.3 million for the year ended December 31, 2010 as compared to $10.3 million used to purchase marketable securities for the year ended December 31, 2009. We believe our capital expenditure program is sufficient to maintain our current level and quality of operations. We review our capital expenditures program periodically and modify it as required to meet current needs. For 2011, our anticipated capital expenditures are $4.1 million , consisting of the purchase of (i) approximately $0.7 million of leasehold improvements and furnishings for the Company’s new office in Switzerland, (ii) approximately $0.6 million for ASP infrastructure replacements in the Company’s processing center in Norcross, Georgia and (iii) approximately $2.8 million for servers, computer equipment and associated software - See Item 4, “Information on the Company”, in the subsection titled “History and Development of the Company.”

Cash flows from financing activities. Net cash used in financing activities was $8.1 million for the year ended December 31, 2010 as compared to net cash used in financing activities of $7.8 million for the year ended December 31, 2009 and as compared to net cash provided by financing activities of $0.8 million in the year ended December 31, 2008. The increase to cash used in financing activities from 2009 to 2010 was primarily due to an increase in the aggregate value of Ordinary Shares purchased by the Company from $8.5 million in the year ended December 31, 2009 to $8.9 million in the year ended December 31, 2010.  The increase to cash used in financing activities from 2008 to 2009 was primarily due to an increase in the aggregate value of Ordinary Shares purchased by the Company from $0.7 million in the year ended December 31, 2008 to $8.5 million in the year ended December 31, 2009.

On June 4, 2006, the Company’s Board of Directors authorized the Company to utilize up to $20 million to purchase Ordinary Shares from time to time on the open market. On November 11, 2008, the Company’s Board of Directors authorized the purchase of up to $10 million of our Ordinary Shares from time to time on the open market. An additional authorization of $15 million was granted by the Board of directors on July 21, 2010.  As of December 31, 2010, the Company had purchased a total of 1,944,016 shares, of which 657,838 shares were repurchased in 2010 (for a total cost of approximately $8.9 million in 2010).  With $8.5 million used for purchases in 2009, approximately $7.6 million remained available from both authorizations as of December 31, 2010.

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

Borrowings and Other Indebtedness

We have not relied upon bank or other debt financings to fund our working capital requirements and have no amounts outstanding under borrowing facilities as of the date of filing of this annual report.

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

We completed our investment in accordance with our initial approved enterprise program on November 27, 1997. In 1998, we received approval for our first expansion program. In 2000, we received approval for our second expansion program and in 2005 we received approval for our third expansion program.  In 2007, we submitted a request for an approval for our forth expansion program. Income derived from the expansion programs will be tax-exempt for a period of two years and will be subject to a reduced tax rate, as mentioned above, for an additional period of eight years. The period of benefits for these programs has not yet commenced since no income has been derived from the programs. The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of the grant of approval, whichever is earlier. See “Note 12 - Income Taxes” to our Consolidated Financial Statements included herein for additional information.

At December 31, 2010, we had net operating loss (“NOL”) carry forwards of approximately $44.5 million and $13.3 million in the United States and in Israel, respectively. The U.S. NOL carry forwards begin to expire in 2019 through 2029 and the Israeli NOL carry forwards have no expiration. See Note 12 to the Consolidated Financial Statements included elsewhere herein.

C.	Research and Development, Patents and Licenses, etc.

During 2010, we expended $21.9 million in current expense charges related to the development of our software with no capitalized costs. During 2009 and 2008, $20.4 million and $21.8 million, respectively, in current expense charges were incurred by us for our software, with no capitalized costs. There were no grants by the Office of the Chief Scientist to us in 2008, 2009 or 2010.

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

Under the purchase agreement between our Swiss subsidiary BBP and its subsidiary Synergy, additional consideration will be paid in cash if and when certain conditions are met regarding 2011 financial performance.

F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2010, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$23,274	4,756	11,740	3,979	$2,799

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Senior Management.

The following table lists the names and ages of the current directors and executive officers:

NAME	AGE	POSITION
Avi Fischer	54	Chairman of the Board of Directors
Reuven Ben Menachem	50	Chief Executive Officer, Director
Robert Cobuzzi	69	Director
Gerald Dogon	71	Director
Yaffa Krindel	56	Director
Stanley Stern	54	Director
Gil Weiser	69	Director
Peter Radcliffe	61	Director
Michael Sgroe	55	President & Chief Operating Officer
Joseph J. Aulenti	64	Executive Vice President, General Counsel and Secretary
Yoram Bibring	53	Executive Vice President, Chief Financial Officer
Joseph P. Mazzetti	70	Executive Vice President, Corporate Development

Avi Fischer was elected to serve as Chairman of the Board of Directors of Fundtech on February 17, 2009. Since May 2003, Mr. Fischer has served as the Deputy Chairman of IDB Group.  IDB Group is one of Israel’s largest business groups.  Since June 2003, Mr. Fischer has served as a Co-Chief Executive Officer and a director of Clal Industries and Investments (CII), a conglomerate that invests in a few segments of the economy, including: core industrial holdings, high-tech and biotechnology, retail and logistics.  Prior to 2003, Mr. Fischer was a managing partner of Fischer Behar Chen Well Orion & Co., one of Israel’s leading law firms.  Mr. Fischer is also a co-founder of the Ganden Group, which is the controlling shareholder of IDB Group.  Mr. Fischer currently serves on the boards of numerous Israeli companies, including: Discount Investments Corp. Ltd. (TASE: DIC), Clal Biotech Ltd. (TASE: CBI), Makhteshim Agan Industries Ltd. (TASE: MAIN), Koor Industries Ltd. (TASE: KOR) and Infinity Israel-China Fund, where he serves as a co-Chairman.  Mr. Fischer’s philanthropic activities include serving as the Co-Chairman of “Matan – Investing in the Community”, one of Israel’s largest philanthropic organizations, and as a board member of the Israel Democracy Institute (IDI). Mr. Fischer earned an L.L.B. from the Tel-Aviv University and was a faculty member at the Tel-Aviv University Law School between 1983-1989.

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

Yaffa Krindel has served as a director since February 2004. She is currently serving as a General Partner of Tamarix Ventures, a new Cleantech venture capital fund located in Herzliya, Israel. From 1997 she served as a Managing Partner and an Investment Partner in the Herzliya office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a leading provider of innovative wireless broadband network solutions. headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of Syneron Medical (NASDAQ: ELOS) and Voltaire (VOLT), publicly traded companies and on the boards of the following private companies: Siano Mobile Silicon Inc., and OrSense Ltd. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Technology Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He serves as Chairman of the board of Tucows, Inc. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

Gil Weiser has served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company’s Swiss subsidiary from 2001 to 2006. Mr. Weiser has more than 25 years experience in management and operation, with executive posts at corporate, academic and financial entities. Mr. Weiser served as the CEO of Orsus Solutions from August 2006 to 2010. He served as the Vice President of Orama, an international investment banking group from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as CEO of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzliya. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the CEO of Hewlett Packard (Israel) located in Tel Aviv and CMS Corporation, distributor of Hewlett Packard products and services. Mr. Weiser has held, and continues to hold, significant public positions. Mr. Weiser currently serves on the boards of Clicksoftware (CKSW) and Attunity (Attuf), both publicly traded companies. He previously served on the board of other high tech companies: Formula, BBP, Optibase, Tescom, Safebit, and Regisoft and others. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. Mr. Weiser has served as Chairman of the Multinational Companies Forum, Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser has earned a Bachelor of Science from Technion, Israel Institute of Technology in Haifa as well as a Master of Science from the University of Minnesota.

Peter Radcliffe was elected to serve as a director of Fundtech on December 20, 2008. Mr. Radcliffe joined the Board of Directors after Fundtech acquired Accountis Limited in February 2008, a UK private company specializing in electronic invoice presentment and payment, that he was chairing.  Mr. Radcliffe serves on the boards of several companies including Monitise, the provider of mobile banking and commerce on cell phones, where he is Chairman of the International business, China, Asia Pacific, India, Middle East and Africa.  Mr. Radcliffe is also a director of Finance Wales, the main venture capital provider of Wales. Mr. Radcliffe was the Global Head of ATM Channel Management, NCR, from 1999 to 2004. From 1993 to 1997 he worked for First Data Corporation, initially as Director of Operations and Business Development Europe, before promotion to MD Asia Pacific based in Hong Kong. Between 1990 and 1993 he was Director of Banking and Money Transmission at the bank Abbey National (now part of Santander). Mr. Radcliffe is a Fellow of the Chartered Institute of Bankers.

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

Gerald Dogon was elected to serve as a director of Fundtech as of December 20, 2007. Mr. Dogon served as the Executive Vice President, Chief Financial Officer and a member of the Board of Directors of DSP Communications Inc. DSP is a leading developer of chip sets and products for cellular, personal communication services (PCS), and wireless local loop (WLL) markets, headquartered in Cupertino, California from 1994 to 1999. DSP was acquired by Intel Corp. in 2000. Prior to joining DSP, Mr. Dogon served as the Director of Finance of Nilit Ltd., a privately held company manufacturing Nylon, Polyamide fibers from 1992 to 1994. From 1991 until 1992, he served as the Vice President of Finance and Director of Mul T Lock Ltd., Yavne, Israel, manufacturers of high security products. Prior to joining Mul T Lock Ltd., Mr. Dogon served as Manager of the International Division of Israel General Bank Ltd., a commercial bank in Tel-Aviv, Israel from 1989 to 1991. Mr. Dogon served as a member of the Board of Directors and Chairman of the Audit Committee of Contahal Ltd. and Nogatech Inc in addition to serving as a member of the Investment and Nomination Committees of Scailex Corporation from 1993 to 2006. He currently is a member of the Board of Directors of Rosetta Genomics Ltd. and serves as the Chairman of the Audit Committee and a member of the Compensation and Nomination Committees of Rosetta Genomics Ltd. from 2007 to present. Mr. Dogon earned degrees from Columbia University and University of Cape Town.

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

 Arrangements for the Election of Directors

Avi Fischer, who was elected by our Board of Directors to the position of Chairman of the Board in February 2009, is a director and Co-Chief Executive Officer of CII, the beneficial owner of 8,797,398 of our Ordinary Shares (constituting approximately 56.1% beneficial ownership of our outstanding share capital) as of April 15, 2011. Other than as described immediately above, there are no arrangements or understandings pursuant to which any of our directors or members of senior management were elected as such. There are furthermore no family relationships among any such directors or members of our senior management.

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

The aggregate remuneration we paid for the year ended December 31, 2010 to our directors and executive officers as a group was $1,486,348 in salaries and bonuses, inclusive of the retainer payments to directors as described below. In addition, certain officers are provided a car allowance, the aggregate cost of which (for all such officers combined) totaled $85,863 for 2010. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits to our directors and executive officers in 2010.

In December of 2009, our shareholders approved payment of an annual retainer of $19,000 to non-employee directors for future annual periods, beginning January 1, 2010, payable on a quarterly basis. In addition, shareholders approved that the Chairman of the audit committee of the Board of Directors (provided that such Chairman is not an external director under the Companies Law (as described below in subsection C of this Item 6)) shall be entitled to an additional annual payment of $3,500 payable on a quarterly basis, and the Chairmen of each other committee of the Board of Directors (provided that such Chairmen are not external directors) shall be entitled to an additional annual payment of $2,000 payable on a quarterly basis. In addition, each director shall be paid a meeting fee for attendance at each meeting of either the Board of Directors or of any committee thereof. The fee for in-person attendance at any such meeting shall be $1,000 per meeting, while the fee for telephonic attendance shall be $500 per meeting. The cash fees payable to any individual non-employee directors on an annual basis are subject to an overall limitation of $30,000. In December 2010, our shareholders amended the above authorization to provide an additional $20,000 retainer for the Chairman. They also eliminated the $30,000 annual limitation for the Chairman.  The shareholders further approved grants of 4,000 restricted shares for the Chairman and 2.250 restricted shares for each non-employee director.

 Director Compensation

The sole cash compensation paid to directors for attending meetings of the Board of Directors or committee meetings of the Board of Directors is the retainer, Chairman’s retainer, committee Chairman’s retainer and the meeting fees described above. We also reimburse directors for their reasonable travel and other expenses related to attendance at meetings. For our external directors, such reimbursement is made in accordance with the applicable provisions of the Companies Law. For additional information, please see the discussion set forth under “External Directors,” in subsection C of this Item 6. Subject to shareholder approval for each of the proposed grants, directors also receive options to purchase Ordinary Shares or restricted share grants as described above (on a prospective basis) and below (with respect to 2009).

Option or Restricted Share Grants in Last Fiscal Year

During 2010, options to purchase 120,000 Ordinary Shares and 85,000 shares of restricted stock were granted to our directors and executive officers. The exercise price of these options was $16.68 per share, with a vesting period for each of the restricted stock and stock options of one to three years. All options and restricted shares were granted pursuant to our 2005 Plans (as defined below). Options granted under the 2005 Plans expire 10 years from the date of grant.

Board Practices

The following table sets forth certain information concerning our current directors and executive officers:

Name	Current Office(s) Held	Commencement of Office	Termination/Renewal Date of Office
Avi Fischer	Chairman	February 17, 2009	2011 Annual Meeting
Reuven Ben Menachem	Chief Executive Officer,	October 28, 2002	2011 Annual Meeting
Director
Stanley Stern (2)(3)	Director	July 22, 2003	2011 Annual Meeting
Yaffa Krindel (2)(4)	Director	February 12, 2004	2011 Annual Meeting
Gil Weiser (2)(4)(5)	Director	October 28, 2002	2011 Annual Meeting
Robert Cobuzzi (1)(2)(3)(4)(6)	Director	December 20, 2007	2013 Annual Meeting
Gerald Dogon (1)(2)(3)(5)(7)	Director	December 20, 2007	2013 Annual Meeting
Peter Radcliffe	Director	December 20, 2008	2011 Annual Meeting
Joseph Aulenti	Executive Vice President, General Counsel and Secretary	October 1, 2002	Not Applicable
Yoram Bibring	Executive Vice President, Chief Financial Officer	September 6, 2001	Not Applicable
Joseph P. Mazzetti	Executive Vice President, Corporate Development	June 1, 2001	Not Applicable
Michael Sgroe	President & Chief Operating Officer	June 1, 2001	Not Applicable

(1) External Director under the Companies Law.
(2) NASDAQ Independent Director.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) Member of the Nominating Committee.
(6) Mr. Cobuzzi was elected for a three year term as an external director on December 21, 2010.
(7) Mr. Dogon was elected for a three year term as an external director on December 21, 2010.

Our articles of association, which we refer to as the Articles of Association, provide that, unless otherwise resolved by a resolution of a general meeting of our shareholders, our Board of Directors shall consist of not less than five and not more than nine directors. Officers serve at the discretion of the Board of Directors.

Prior to every annual meeting, the Board of Directors selects a panel of between five and nine persons to be proposed to the shareholders of Fundtech for election as directors. Such individuals, if elected, serve as directors until the next annual meeting. The above does not apply to the nomination of “external” directors under the Companies Law, as explained below. Except for such nominees, no panel of candidates for a directorship may be proposed at an annual meeting unless shareholders holding at least 10% of our issued and outstanding shares who are entitled to attend and vote at a meeting deliver to Fundtech a proper notice in writing, stating that such shareholders intend to propose candidates for such directorships instead of the nominees proposed by the Board of Directors. The directors, other than the external directors under the Companies Law, are elected by a resolution at every annual meeting, for a term of office which shall end upon the convening of the first annual shareholder meeting held after the date of their election.

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

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel (i.e., public companies) are required to appoint two independent or “external” directors to their board of directors. A person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or the person’s relative, partner, employer, another person to whom he or she was directly or indirectly subject,  or any entity under such person’s control, has, as of the date of the person’s election as an external director, or had, during the two years preceding such election, any affiliation or one of certain other prohibited relationships with the company or any person or entity controlling (or relative of such controlling person), controlled by or under common control with the company (or, in the case of a company with no controlling shareholder, any affiliation or one of certain other prohibited relationships with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department). The term “affiliation” and the similar types of prohibited relationships include:

•	an employment relationship;
•	business or professional relationship, even if not maintained on a regular basis (but excluding a de minimis level relationship);
•	control; and/or
•	service as an office holder (as defined in the Companies Law and described under “—Duties Under the Companies Law” below).

A person may not serve as an external director if the person’s other duties or responsibilities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director.  or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  A person may furthermore not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the Companies Law regulations (as described below) or indemnification, the company's undertaking to indemnify such person, exemption and insurance coverage.  If, at the time of election of an external director, all other directors who are not the company's controlling persons or their relatives are of the same gender, the external director to be elected must be of the other gender.

Our external directors are required to possess professional qualifications as set forth in the regulations promulgated under the Companies Law.  A director is deemed to have “professional qualifications” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business.  In addition, our Board of Directors is required to determine how many of our directors must have accounting and financial expertise. A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data.  In determining such number of directors with accounting and financial expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. The regulations promulgated under the Companies Law provide that if we have an “audit committee financial expert” as defined under the rules of the SEC that has the requisite financial sophistication as defined in the NASDAQ Listing Rules and regulations, which we refer to as the NASDAQ rules, and is independent within the meaning of the independent director standards of the NASDAQ rules and the SEC rules, then our external directors are only required to possess requisite professional qualifications.

Under the Companies Law, each committee which is authorized to exercise one of the functions of the board of directors is required to include at least one external director.  The initial term of an external director is three years, and he or she may be reelected to two additional terms of three years provided that his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include both criteria described below with respect to his or her initial election.  The external directors of an Israeli company whose securities are listed on certain non-Israeli stock exchanges or stock markets (including the NASDAQ Global Market), on which our Ordinary Shares are listed)may be reelected for additional periods of up to three years each (beyond the first three three-year periods), in each case provided that (i) the audit committee and thereafter the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, (ii) the reelection for each additional period is approved by a majority of the company’s shareholders (which majority must include both criteria described below with respect to his or her initial election) and (iii) the period of service of the external director in such office and the reasons of the audit committee and board of directors for the proposed reelection for an additional period are presented to the general meeting of shareholders prior to the shareholders’ voting on the proposed reelection.

An external director may be removed from office only: (i) by a court, upon determination that the external director to be so removed ceased to meet the statutory qualifications for his or her appointment or if he or she violated his or her duty of loyalty to the company; or (ii) by the same percentage of shareholders, acting through a shareholders meeting, as is required for his or her election, if the board of directors has determined that the external director to be so removed has ceased to meet the statutory qualifications for his or her appointment or violated his or her duty of loyalty to the company and has proposed the removal to the shareholders.  Such determination by the board of directors is to be made in the first meeting of the board of directors to be convened following learning of the said cessation or violation.  An external director who ceases to meet the conditions for his or her service as such must notify the company immediately and such service shall cease immediately upon such notification.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (which prohibition also applies to other relatives of the former external director for a period of one year).

An external director is elected by a majority vote at a general meeting, provided that either (i) such majority includes at least a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting (abstentions are disregarded in this calculation), or (ii) the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding clause (i)) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

Robert Cobuzzi and Gerald Dogon currently serve as our “external” directors within the meaning prescribed by the Companies Law. Their current term of office ends after our 2013 annual shareholder meeting.

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

Robert Cobuzzi, Gerald Dogon, Avi Fischer, Yaffa Krindel, Peter Radcliffe, Stanley Stern and Gil Weiser qualify as independent directors and meet the independence standard of the NASDAQ rules, thereby providing us with a majority of independent directors on our Board of Directors.

Independent Directors Under the Companies Law

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors.  An “unaffiliated director” is defined as either an external director or a director who meets the following criteria:

•
he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, an interruption of less than two years in the service shall not be deemed to interrupt the continuation of the service.

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole.  Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.

As of the date of this annual report, we have not elected to adopt these corporate governance rules.

Board Committees

Audit Committee

Pursuant to the Companies Law, the board of directors of a public company must appoint an audit committee. In addition to being comprised of a majority of unaffiliated directors under the Companies Law, as described above, an audit committee must furthermore include at least three directors, including all of the external directors elected as such in accordance with the requirements of the Companies Law, one of whom must serve as chairman of the committee. The audit committee may not include the Chairman of the Board of Directors or any director employed by or otherwise providing services to our company or to a controlling shareholder or any entity controlled by a controlling shareholder of our company. Under the Companies Law, our audit committee is responsible for (i) determining whether there are delinquencies in the business management practices of our company, including in consultation with our internal auditor or our outside, independent auditor, and making recommendations to our Board of Directors to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders (as defined under the Companies Law and described under “—Duties Under the Companies Law” below)) or transactions in which an office holder has a personal interest and whether such transaction is material, (iii) where our Board of Directors approves the working plan of our internal auditor, examining such working plan before its submission to the Board and proposing amendments thereto, (iv) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to satisfy his responsibilities (taking into consideration our special needs and size), (v) examining the scope of our independent auditor’s work and compensation and submit its recommendation with respect thereto to a general meeting of our shareholders and (vi) determining procedures with respect to the treatment of our employees’ complaints as to the management of our business and the protection to be provided to such employees.  In compliance with new regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a committee of our Board of Directors provide such approval.  Our audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of independent directors and at least one of whom is an external director.

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

Based in large part upon the responsibilities that an audit committee must bear under the Companies Law and under the NASDAQ rules, the primary purpose of our audit committee is to assist our Board of Directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of our financial statements.  Our audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results.

Our audit committee must monitor the independence of our external auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, recommend the replacement of our external auditors. In addition, the audit committee is responsible for pre-approving all services provided to us by our external auditors.

In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose. Our audit committee has a separate budget to fund its retention of such outside assistance.  Our audit committee has also adopted a charter in accordance with the NASDAQ rules.

The members of our audit committee for the fiscal year ended December 31, 2010 were Stanley Stern, Chairman, Robert Cobuzzi and Gerald Dogon, each of whom is an independent director, as determined under the NASDAQ rules and SEC rules. Mr. Cobuzzi qualifies as an audit committee financial expert under the Sarbanes-Oxley Act of 2002 and SEC regulations.  For 2011, our audit committee will consist once again of Stanley Stern, Chairman, Robert Cobuzzi and Gerald Dogon, and Mr. Cobuzzi has once again been designated as the audit committee financial expert under the Sarbanes-Oxley Act of 2002 and SEC regulations.

Compensation Committee

In addition to our audit committee, our Board of Directors has furthermore created a compensation committee consisting solely of independent directors, in accordance with NASDAQ rule requirements. The members of the compensation committee for the fiscal year ended December 31, 2010 were Yaffa Krindel, Chairman, Robert Cobuzzi and Gil Weiser. No member of the compensation committee is an officer or employee of the Company and each is an independent director, as determined under the NASDAQ rules. As required under the NASDAQ rules, which require that this committee be responsible for setting and approving salaries for our executive officers, the responsibilities of the compensation committee include administering our stock plans and approving the compensation of our executive officers. For 2011, the compensation committee will consist once again of Yaffa Krindel, Chairman, Gil Weiser and Robert Cobuzzi.

Nominating Committee

In accordance with the NASDAQ rules, which require our Board of Directors to appoint a wholly independent nominating committee that is responsible for the nomination of directors, our Board of Directors established our nominating committee in 2004. Its members during 2010 were Gil Weiser, Chairman, Gideon Argov and Gerald Dogon, each of whom is or was  an independent director, as determined under the NASDAQ rules. The nominating committee is responsible for making recommendations with respect to (i) the nomination by the Board of Directors of qualified candidates to serve as our directors, (ii) Board committee assignments and (iii) chair appointments. The nominating committee has adopted a charter, as well as policies and procedures governing its activities. The committee has also adopted and published policies and procedures governing communications from shareholders or other interested parties to our Board of Directors. For 2011, the nominating committee will consist of Gil Weiser, Chairman, Gerald Dogon and Yaffa Krindel.

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

Disclosure Committee

A disclosure committee consisting solely of Company employees was established in 2004 under the auspices of our audit committee to assist our Chief Executive Officer and Chief Financial Officer with monitoring developments within the Company and with the preparation of annual and quarterly reports (when appropriate). The committee is chaired by the General Counsel and has members from the finance, operations and marketing departments as well as from our BBP and Fundtech India subsidiaries. Meetings are held periodically as warranted. The committee has also adopted and published policies and procedures governing its activities. The charter of the committee was approved by our audit committee. No directors serve on the committee.

Employees

The following table summarizes the main category of activity and geographic location of our employees as of December 31, 2010, 2009 and 2008 respectively:

		As of December 31, 2010
	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	129	61	25	38	253
Israel	37	192	3	20	252
Switzerland	43	18	11	9	81
United Kingdom	21	19	9	16	65
Australia	5	0	1	0	6
India	160	154	9	31	354
Germany	6	4	1	2	13

		As of December 31, 2009
	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	128	70	40	41	257
Israel	79	118	3	13	213
Switzerland	33	19	11	10	73
United Kingdom	21	20	9	16	66
Australia	4	0	1	0	5
India	215	110	8	35	368
Germany	6	4	2	3	15

		As of December 31, 2008
	Software Development	Operations	Sales and Marketing	Administration	Total Employees
United States	128	70	40	41	279
Israel	66	101	0	12	179
Switzerland	33	19	9	10	71
United Kingdom	16	19	7	10	52
Australia	3	0	0	0	3
India	215	110	8	35	368
Germany	6	4	2	3	14

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

Share Ownership of Management and Directors

Security Ownership of Directors, Senior Management and Certain Key Employees

As of April 15, 2011, the aggregate number of our Ordinary Shares beneficially owned by our directors, senior managers and certain key employees was as follows:

Owner:	No. of Ordinary Shares:
Avi Fischer	Beneficially owns less than one percent (1)
Reuven Ben Menachem	439,966 (2.8%)
Robert Cobuzzi	Beneficially owns less than one percent.
Stanley Stern	Beneficially owns less than one percent.
Gil Weiser	Beneficially owns less than one percent.
Gerald Dogon	Beneficially owns less than one percent.
Yaffa Krindel	Beneficially owns less than one percent.
Peter Radcliffe	Beneficially owns less than one percent.
Joseph J. Aulenti	Beneficially owns less than one percent.
Yoram Bibring	237,292 (1.5%)
Joseph P. Mazzetti	Beneficially owns less than one percent.
Michael Sgroe	360,847 (2.3%)
Total	1,091,414 (7.0%)

(1)           Excludes shares beneficially owned by Clal Industries and Investments Ltd. (for which Mr. Fischer serves as Co-Chief Executive Officer), with respect to which Mr. Fischer disclaims beneficial ownership.

Beneficial ownership by a person, as of a particular date, is determined in accordance with the rules of the SEC and includes Ordinary Shares that are issuable upon the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date and all restricted shares that will complete vesting (and/or be released from relevant restrictions) within 60 days of such date. Applicable percentage ownership in the table set forth above is based on 15,588,984 Ordinary Shares outstanding as of April 15, 2011. No director, other than Mr. Fischer, is affiliated with a major shareholder. In addition, none of the shares held by our directors or members of management possesses different voting rights than shares held by any of our other shareholders.

As of April 15, 2011, options to purchase up to 1,094,097 Ordinary Shares were outstanding and 102,103 restricted shares have been granted to our directors and executive employees under our 2005 Plans (as described below).  The weighted average exercise price of such options was $6.58 per share. Among such options and restricted shares, options to purchase 785,633 Ordinary Shares and 363,441 restricted shares granted to our directors and executive employees are currently exercisable or will become exercisable within 60 days of April 15, 2011.

Equity Compensation Plans

Fundtech had initially established two plans for granting share options to our employees and one plan for granting share options to our directors: the Fundtech Limited 1997 Israeli Share Option Plan for the Employees of Fundtech Ltd., or the 1997 Plan; the Fundtech Ltd. 1999 Employee Option Plan, or the 1999 Option Plan; and the Fundtech Ltd. Directors’ Option Plan, or the Directors’ Option Plan.  The 1997 Plan has expired. On December 21, 2005, our shareholders approved the adoption of two new equity plans, the 2005 International Share Option and Restricted Share Incentive Plan and the 2005 Israeli Share Option and Restricted Share Incentive Plan, which we refer to as the 2005 Plans, and which, together with the 1997 Plan, the 1999 Option Plan and the Directors’ Option Plan, we refer to collectively as the Company Option Plans), which are discussed below.

Under the Company Option Plans, options to purchase our Ordinary Shares or restricted shares may be granted to the officers, directors, employees or consultants of the Company or of any of our subsidiaries. Pursuant to the Company Option Plans, a total of 5,642,815 options and restricted shares have been allocated for grant to employees and directors of Fundtech and its subsidiaries; for each option outstanding, an equivalent underlying Ordinary Share has been reserved for issuance upon the exercise thereof. As of December 31, 2010, an aggregate of 1,748,322 of the options and restricted shares granted under the Company Option Plans remained outstanding, 1,876,917 of the options granted had been exercised, and 762,845 shares (including both restricted shares and shares underlying options) remain available to be granted.

1999 Option Plan

The 1999 Option Plan was adopted in September 1999. The compensation committee or the Board of Directors determines the vesting period and expiration period for options granted under the 1999 Option Plan at the time of the grant. Options granted under this plan generally vest over a period of four years from the date of grant. As of December 20, 2005, 3,155,815 Ordinary Shares were reserved under, and allocated to, the 1999 Option Plan. Of the 3,155,815 options available for grant under the 1999 Option Plan, as of December 20, 2005, 2,131,521 options were outstanding and 232,306 options had been exercised. By authorization of the shareholders granted on December 21, 2005, the remaining 391,988 options available for grant under the 1999 Option Plan were transferred to the 2005 Plans and no options remain available for grant thereunder. As of April 15, 2011, 1,731,562 options remain outstanding under the 1999 Option Plan.

Directors’ Option Plan

The Directors’ Option Plan was adopted in May 1998. The compensation committee or the Board of Directors determines the vesting period and expiration period for options granted under the Directors’ Option Plan at the time of the grant. The options granted under the Directors’ Option Plan generally vest over a period between one and two years and expire five years from the date of grant. By authorization of the shareholders granted on December 21, 2005, the remaining 130,000 options available for grant under the Directors’ Option Plan were transferred to the 2005 Plans and no options remain available for grant thereunder. As of April 15, 2011, no options remain outstanding under the Directors’ Option Plan.

2005 Plans

On December 21, 2005, the shareholders of the Company approved the adoption of the 2005 Plans. The 2005 Plans as adopted did not increase the maximum number of the Company’s Ordinary Shares that may be issued under the Company’s option plans. Rather, the Company transferred the aggregate number of Ordinary Shares that were available for issuance (as of the date on which the 2005 Plans were adopted) under the Company’s 1999 Employee Stock Option Plan and the Director’s Option Plan (the “Previous Plans”) to the 2005 Plans. Any options that remain available for grants under the Previous Plans are now available for subsequent grants of awards under the 2005 Plans. In addition, if any outstanding award under the Previous Plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Plans. On December 20, 2007 and December 18, 2008, our shareholders approved the allocation of an additional 300,000 shares and 1,000,000 shares, respectively, to the 2005 Plans. On December 21, 2010, our shareholders approved the allocation of an additional 750,000 shares to the 2005 Plans. The cumulative number of shares that may be issued under the 2005 Plans, inclusive of any award or grant under the Previous Plans, may not exceed 5,642,815 shares. Grants under the 2005 Plans vest over periods of between one and four years. As of April 15, 2010, 1,343,934 restricted shares and 722,500 options have been granted under the 2005 Plans.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders.

The following table summarizes information about the beneficial ownership of our outstanding Ordinary Shares as of April 15, 2011. for each person or group that we know owns 5% or more of our Ordinary Shares.

We determine beneficial ownership of shares under the rules of Form 20-F promulgated by the SEC and include any Ordinary Shares over which a person possesses sole or shared voting or investment power, or the right to receive the economic benefit of ownership, or for which a person has the right to acquire any such beneficial ownership at any time within 60 days. Applicable percentage ownership in the table set forth below is based on 15,588,984 Ordinary Shares outstanding as of April 15, 2011.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE BENEFICIALLY OWNED

Clal Industries and Investments Ltd.(1)	8,797,398	56.4%
All directors and executive officers as a group (12 persons)	1,091,414	7.0%

1.
Based upon information provided to us and as of April 26, 2011, Clal Industries and Investments Ltd. (“Clal”), is an Israeli corporation and is controlled by IDB Development Corporation Ltd. ("IDBD"), a wholly-owned subsidiary of IDB Holding Corporation Ltd. ("IDBH"), an Israeli public company traded on the Tel Aviv Stock Exchange.

Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company, held, directly and through Ganden Investments I.D.B. Ltd. ("Ganden Investments"), a private Israeli company which is an indirect wholly owned subsidiary of Ganden Holdings, approximately 54.72% of the issued share capital and voting rights of IDBH as follows: Ganden Investments held approximately 37.22% of the issued share capital and voting rights of IDBH, and Ganden Holdings held approximately 17.50% of the issued share capital and voting rights of IDBH and Shelly Bergman, through a private Israeli company which is wholly owned by her, held approximately 4.17% of the issued share capital and voting rights of IDBH.

The controlling shareholders of Ganden Holdings are Nochi Dankner, who held, directly and through a company controlled by him, approximately 56.30% of the issued share capital and voting rights of Ganden Holdings, and his sister, Shelly Bergman, who held approximately 12.41% of the issued share capital and voting rights of Ganden Holdings. The aforementioned controlling shareholders are considered joint holders of approximately 68.71% of the issued share capital and voting rights of Ganden Holdings by virtue, inter alia, of a co-operation and pre-coordination agreement between them. Nochi Dankner's control in Ganden Holdings also arises from an agreement signed by all the shareholders of Ganden Holdings, pursuant to which Nochi Dankner was granted, inter alia, veto rights at meetings of the Board of Directors and the shareholders of Ganden Holdings and its subsidiaries.

Manor Holdings B.A. Ltd. ("Manor Holdings"), a private Israeli company, held, directly and through Manor Investments - IDB Ltd. ("Manor Investments"), a private Israeli company, which is a subsidiary of Manor Holdings, approximately 13.30% of the issued share capital and voting rights of IDBH as follows: Manor Investments held approximately 10.25% of the issued share capital and voting rights of IDBH and Manor Holdings held approximately 3.05% of the issued share capital and voting rights of IDBH.

Isaac Manor and Ruth Manor and their four children, Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia, held all of the shares of Manor Investments through two private companies - Manor Holdings and Euro Man Automotive Ltd. ("Euro Man"), as follows: Ruth and Isaac Manor held all the shares of Manor Holdings, which held 60% of the shares of Manor Investments; In addition, Ruth and Isaac Manor and their aforementioned children held all of the shares of Euro Man, which held 40% of the shares of Manor Investments, as follows: Ruth Manor and Isaac Manor each held 10% of the shares of Euro Man; Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia each held 20% of the shares of Euro Man.

Avraham Livnat Ltd. ("Livnat"), a private Israeli company, held, directly and through Avraham Livnat Investments (2002) Ltd. ("Livnat Investments"), a private Israeli company which is a wholly-owned subsidiary of Livnat, approximately 13.31% of the issued share capital and voting rights of IDBH as follows: Livnat Investments held 10.2% of the issued share capital and voting rights of IDBH and Livnat  held approximately 3.11% of the issued share capital and voting rights of IDBH.

Livnat Investments is wholly owned by Livnat, which is entirely held by Avraham Livnat and his three sons, Zeev Livnat, Zvi Livnat and Shay Livnat, as follows: Avraham Livnat held 75% of the voting rights in Livnat and Zvi Livnat held 25% of the voting rights in Livnat. In addition, each of Messrs. Zeev Livnat, Zvi Livnat and Shay Livnat held approximately 33.3% of the rights to capital in Livnat.

Ganden Investments, Manor Investments and Livnat Investments are parties to a shareholders agreement (as amended) (the "IDBH Shareholders Agreement"), for the maintaining and exercising of their joint control of IDBH, with respect to their aggregate holdings of approximately 51.7% of the issued share capital of IDBH, as follows: (i) Ganden Investments - approximately 31.02%; (ii) Manor Investments - approximately 10.34%; and (iii) Livnat Investments - approximately 10.34% (directly and through their parent companies). The term of the IDBH Shareholders Agreement expires in May 2023.

The additional holdings in IDBH as follows: Ganden Holdings ( approximately 17.5%, Ganden Investments - approximately 6.2%, Shelly Bergman (through a private Israeli company which is wholly owned by her) - approximately 4.17%, Manor Holdings - approximately 2.96% and Livnat - approximately 2.97%, are not included in the "controlling stake" as defined in the IDBH Shareholders Agreement.

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

A copy of our new Israeli lease agreement has been filed as an exhibit to our annual report on Form 20-F for the 2009 year.

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

Our directors and officers insurance policy is competitively bid for each year through brokers operating in the United States and Israel. As part of this process, bids were solicited by our Israeli broker from major carriers, inclusive of Clal Insurance Ltd., which is owned by Clal Industries and Investments Ltd., our largest shareholder. The Clal proposal was the most economical and provided coverage equivalent to that offered by every other bidder, and we therefore accepted it for the current, 2010-2011 coverage year. This transaction, made in the ordinary course of business and with a premium cost substantially below one percent (1%) of our revenues, was approved by our management in accordance with our policy for approval of related party transactions.

Indemnification

Our shareholders have approved our entering into undertakings to indemnify in advance our directors and office holders for the breach of their duty of care to the fullest extent permitted by the Companies Law, and entering into indemnification agreements with our directors.

Under Section 260 of the Companies Law, we are entitled to undertake in advance to indemnify an office holder for the breach of his or her duty of care, provided that the articles of association of the Company permit such indemnification in advance (our Articles of Association, as amended at our 2007 annual meeting, so permit) and further provided that such indemnification shall be limited to the type of events that, in the discretion of the board of directors of the Company, may be anticipated at such time of undertaking and that such undertaking shall be limited to an amount or standard which the Board of Directors deems reasonable in light of the applicable circumstances. This allowance for indemnification is specifically limited in its scope by Section 263 of the Companies Law, which provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any liability incurred as a result of the following: (a) a breach by the office holder of his or her fiduciary duty unless he or she acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; (b) a breach by the office holder of his or her duty of care if such breach was done intentionally or recklessly; (c) any act or omission done with the intent to derive an unlawful personal benefit; or (d) any fine levied against such office holder. In addition, under Section 259 of the Companies Law a company may exempt an office holder from his or her duty of care to the company, in whole or in part and subject to the limitations of Section 263 of the Companies Law described above, provided that such actions are authorized by the Company’s articles of association (our Articles of Association, as amended at our 2007 annual meeting, so authorize).

Fees and Reimbursement of Expenses for Members of the Board of Directors.

Our members of the Board of Directors are entitled to compensation and reimbursement of expenses for their services to the Company. See Item 6 above.

Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

Consolidated Statements and Other Financial Information.

The following Consolidated Financial Statements of Fundtech Ltd. and its subsidiaries for the years ended December 31, 2008, 2009 and 2010, together with the report of our independent auditors thereon, are presented under Item 18 of this annual report:

Report of Independent Auditors	F-1 – F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Statements of Changes in Shareholders’ Equity	F-5 – F-6

Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-34

Legal Proceedings

We are not a party to any litigation or legal proceeding of a material nature, either in Israel or abroad, and are not aware of any other pending or threatened litigation that we believe may have a material adverse effect on us or our business.

Dividend Distribution Policy

We have never declared or paid dividends to our shareholders, but we intend to do so beginning in 2011.  Because we have received benefits under Israel’s Law for the Encouragement of Capital Investments, 1959, as amended, which we refer to as the Investment Law, we will be required to recapture the deferred corporate income tax applicable to the amount distributed out of tax-exempt income generated by our Approved Enterprise (grossed up to reflect such tax) at the rate which would have been applicable to such income had such income not been exempted from tax under the Investment Law. This rate generally ranges from 10% to 25%, depending on the extent of non-Israeli shareholdings in the Company. In addition, dividends paid out of any income generated by our Approved Enterprise are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty.

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

ITEM 9.  THE OFFER AND LISTING.

Market and Price Information.

Our Ordinary Shares are listed on the NASDAQ Global Market under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary Shares:

	HIGH	LOW
Five most recent full financial years:
2006	$12.94	$8.72
2007	17.78	11.33
2008	15.20	6.14
2009	14.24	5.11
2010	16.75	10.19

Quarterly information for two most recent years and subsequent quarters:
2009
First Quarter	$8.52	$5.11
Second Quarter	10.12	8.01
Third Quarter	12.00	8.37
Fourth Quarter	14.24	11.47

2010
First Quarter	$14.21	$12.63
Second Quarter	14.04	10.36
Third Quarter	14.05	10.19
Fourth Quarter	16.75	13.50

2011
First Quarter	$18.88	$16.49

Most recent six months
November 2010	$15.79	$13.90
December 2010	16.75	15.96
January 2010	18.33	16.49
February 2011	18.88	17.24
March 2011	18.16	16.63
April 2011	60.12	39.00

On April 15, 2011, the last closing sale price of the Ordinary Shares, as reported by the NASDAQ Global Market, was $17.84 per share. As of April 15, 2011, we had 77 shareholders of record. 17,135,485 of the Company’s Ordinary Shares (of which 13,452,673 are in CEDE accounts), constituting 79% of the Company’s outstanding Ordinary Shares, are held by record holders located in the United States and that there are 45 record holders located in the United States.  The Company estimates that in excess of 77% of the Company’s Ordinary Shares are beneficially owned by non-United States persons. We believe that the number of beneficial owners of our Ordinary Shares is approximately 1,794.

Since August 19, 2003, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange under the symbol “FNDT”. The following table sets forth, for the periods indicated, the high and low closing sales prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.

		HIGH		LOW
Most recent full financial years:
2006	NIS	58.88	NIS	39.21
2007		71.65		37.48
2008		53.93		23.57
2009		53.86		21.23
2010		60.70		38.66

Quarterly information for two most recent years and subsequent quarters:

2009
First Quarter	NIS	34.99	NIS	21.23
Second Quarter		40.05		34.64
Third Quarter		45.03		33.40
Fourth Quarter		53.86		43.21

2010
First Quarter	NIS	53.22	NIS	47.04
Second Quarter		52.65		39.00
Third Quarter		52.76		39.21
Fourth Quarter		60.12		49.16

2011
First Quarter	NIS	68.10	NIS	58.12

Most recent six months
November 2010	NIS	56.11	NIS	50.08
December 2010		60.12		58.15
January 2010		65.80		58.12
February 2011		68.10		62.74
March 2011		64.77		59.10
April 2011		62.26		59.34

            As of April 15, 2011, the exchange rate of the NIS to the U.S. Dollar was $1 = 3.42 NIS.

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

Duties and Approval of Certain Transactions Under the Companies Law

The Companies Law codifies the fiduciary duties that an “office holder,” owe to a company. An office holder is defined in the Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) another manager directly subordinate to the managing director or (vii) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the same level of skill with which a reasonable office holder in the same position would act under the same circumstances. This includes a duty to use reasonable means to obtain information on the advisability of a given action brought for such office holder’s approval or performed by him by virtue of his position, and all other significant information pertaining to such action. The duty of loyalty requires an office holder to act in good faith and for the company’s benefit, and includes avoiding any conflict of interest between the office holder’s position in the company and any other position held by him or his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. The Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest, as defined under the Companies Law, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager.  A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.  In the case of a transaction which is not an extraordinary transaction (as defined below) and does not involve the compensation of the office holder, after the office holder complies with the above disclosure requirement, only approval by the board of directors is required unless the articles of association of the company provide otherwise (ours do not provide otherwise).  If the transaction is an extraordinary transaction as defined under Israeli law (i.e., a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities), then, in addition to any approval required by the articles of association, the transaction must be approved by both the audit committee and the board of directors. Notwithstanding having been approved in compliance with the foregoing processes, any transaction in which an office holder has a personal interest must, in addition, not be adverse to the company’s interest in order for it to be properly approved.

Under the Companies Law, all arrangements as to compensation, indemnification and insurance of office holders who are not directors require approval of the board of directors, with the prior approval of the audit committee (or a compensation committee of the board of directors that meets all of the requirements applicable to an audit committee).  The amendment of existing compensation terms of office holders who are not directors merely requires the approval of the audit committee, if that committee determines that the amendment is not substantial in relation to the existing terms.  Arrangements regarding the compensation of directors, regardless of whether to be paid to a director in his or her position as a director or employee of the company, require the approval of the audit committee, board of directors and shareholders, except in certain circumstances prescribed in regulations promulgated under the Companies Law.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, including for receipt of services from an entity controlled by him or her (or his or her relative), and the terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company.  The shareholder approval must include the holders of a majority of the shares held by all shareholders who have no personal interest in the transaction and are voting on the subject matter (with abstentions being disregarded) or, alternatively, the total shares of shareholders who have no personal interest in the transaction and who vote against the transaction must not represent more than two percent (2%) of the voting rights in the company.  To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.  In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

•
the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

•	a person would become, as a result of such transaction, a controlling shareholder of the company.

The foregoing approvals with respect to a private placement do not apply to a company like ours, whose securities were offered only outside of Israel, or to a company whose securities are listed only outside of Israel.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of actions of office holders in breach of their duty of loyalty and of interested party transactions.

A shareholder has the general duty to refrain from depriving rights of other shareholders. Any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The rules pertaining to a breach of contract apply to a breach of the duty to act in fairness, mutatis mutandis, bringing into account the shareholder’s position in the company. The Companies Law does not describe the substance of this duty.

Directors

Any director is entitled to vote in a meeting of our Board of Directors, except that a director who has a personal interest in any matter which is considered at a meeting of our Board of Directors, may not be present at such meeting or vote on such matter, subject to certain exceptions, including an allowance for him or her to be present in order to present the transaction, if the chairman of the audit committee or board of directors (as applicable) determines that such presentation by him or her is necessary.  If the majority of our Board members or members of our audit committee, as applicable, have a personal interest in a transaction, they may all be present for the presentation of, and voting upon, the transaction, but it must also then be approved by the shareholders of the company.

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

The Companies Law provides that the acquisition of shares in a public company on the open market (i.e., from other shareholders of the company) must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% of the voting rights of a public company. The rule does not apply if there already is another holder of 25% of the voting rights of the public company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold greater than 45% of the voting rights of the public company, unless there already is another holder of greater than 45% of the voting rights of the public company.

The foregoing provisions do not apply to:

•
a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds more than 45% of the voting rights in the company); or

•
a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company’s shares or all of the shares of the class, as applicable, not held by the acquirer. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and hold, following consummation of the tender offer, more than 95% of all of the company’s outstanding shares (and provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares). If, however, following consummation of the tender offer the acquirer would hold 95% or less of the company’s outstanding shares, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company. Appraisal rights are available with respect to a successfully completed full tender offer for a period of six months after such completion, although the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek appraisal rights.

Mergers and Acquisitions

A merger of a company requires the approval of the holders of a majority of the voting power represented at the annual or special general meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law, excluding shares held by the other party to the merger, or by any person holding at least 25% of the means of control of the other party to the merger, or anyone acting on behalf of either of them, including any of their affiliates.  If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in this Item 10 under “—Duties and Approval of Certain Transactions Under the Companies Law”).  Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer in a merger or acquisition transaction if:

•	the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;

•	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

•	there is no “cross ownership” of shares of the merging companies, as described above.

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
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or any political subdivision thereof, or the District of Columbia;

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

This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our Ordinary Shares. Certain aspects of U.S. federal income taxation relevant to a holder of Ordinary Shares that is not a U.S. Holder (a “non-U.S. Holder”) are also discussed below. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of the partnership as a partner in such partnership will generally depend on the activities of the partnership. Such a partner or partnership should consult its advisor as to its tax consequences.

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

The maximum U.S. federal income tax rate on certain “qualified dividends” paid to non-corporate U.S. Holders for taxable years beginning on or before December 31, 2012 is currently 15% and subject to U.S. ordinary tax rates thereafter. This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the taxable year the dividends are paid or in the prior taxable year, or if certain holding period or other requirements are not met. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to our Ordinary Shares.

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

Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for certain individuals, trusts and estates of 15% for taxable years beginning on or before December 31, 2012 and generally subject to a maximum capital gain rate of 20% thereafter. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Under the income tax treaty between the United States and Israel (the “Tax Treaty”), certain gains derived from the sale, exchange or other disposition of Ordinary Shares by a holder who qualifies as a resident of the United States and is entitled to claim the benefits under the Tax Treaty, and who sells the Ordinary Shares within Israel, may be treated as foreign-source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to certain limitations.

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

Passive Foreign Investment Company Status. We would be classified as a passive foreign investment company, or PFIC, if either (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%.  If we are a PFIC, each U.S. Holder will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.  As discussed below, we believe that we were not a PFIC for 2010.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of Ordinary Shares (including gain deemed recognized if our Ordinary Shares are pledged as security for a loan) and upon receipt of certain “excess distributions” with respect to our Ordinary Shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the Ordinary Shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our Ordinary Shares from decedents may not receive the normally-available step-up in basis for such shares.

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

Based on our income, assets, market capitalization and discussions with our advisors, we believe that we were not a PFIC for our taxable year ended December 31, 2010. However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge this conclusion. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, and our market capitalization which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2011 or in subsequent taxable years. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2010, or any earlier taxable year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 24% of their taxable income in 2011 (25% in 2010).  The corporate tax rate is scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. Notwithstanding these rates, we are subject to a lower rate with respect to portions of our income, as described below, due to our participation in certain government incentive programs.

As of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985, or the Inflationary Adjustments Law, or the provisions of Section 130A of the Ordinance, applied immediately before the 2006 Israeli tax reform came into force, which were subject to the regular corporate tax rate).

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 5672 - 1969

An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production. Under the Law for the Encouragement of Industry (Taxes), 5672-1969, generally referred to as the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel that derives at least 90% of its income in a given tax year (exclusive of income from specified government loans) is derived from an “Industrial Enterprise” owned by it.

Under the Industry Encouragement Law, Industrial Companies are entitled to certain tax benefits, including:

•
a deduction of the cost of purchases of patents or the right to use a patent or know how for the development or promotion of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies;
•	accelerated depreciation rates on equipment and buildings; and
•	A straight-line deduction of expenses related to a public offering over a three–year period.

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

Law for the Encouragement of Capital Investments, 5719- 1959

The Law for Encouragement of Capital Investments, 5719-1959, which is referred to below as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective on April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduces new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits prior to the April 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise”, is entitled to certain benefits. A company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise was entitled to receive a grant from the government of Israel or an alternative package of tax benefits, which we refer to as alternative benefits. Taxable income derived from an Approved Enterprise under the Investment Law grants program during the benefits period is subject to tax at the maximum rate of 10%-25%, depending on the extent of foreign investment in the company These tax benefits are granted for a limited period not exceeding 7 years, or 10 years for a company whose foreign investment level exceeds 25%, from the first year in which the Approved Enterprise has taxable income, after the year in which production commenced (as determined by the Investment Center). The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced (as determined by the Investment Center) or 14 years from the year of receipt of Approved Enterprise status, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate reflects a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, may participate in an Alternative Benefits Program. Under the Alternative Benefits Program, a company’s undistributed income derived from an Approved Enterprise will be tax-exempt for a period of between 2 and 10 years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate of 10%-25% for an additional five to eight years, depending on the extent of foreign investment in the company. There can be no assurance that the current benefit programs will continue to be available or that we will continue to qualify for benefits under the current programs.

The tax benefits under the Investment Law also apply to income generated by a company from the grant of a right of use with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is ancillary to such right of use or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.  The tax benefits under the Investment Law are not, generally, available with respect to income derived from products manufactured outside of Israel.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a Foreign Investment Company which holds an Approved Enterprise. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty. This withholding tax is deductible at source by the company. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. After this period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply. Under the Investment Law, a company that has elected the alternative package of benefits is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. In addition, a company that pays a dividend out of tax-exempt income generated by its Approved Enterprise will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate which would have been applicable to such income had such income not been exempted from tax under the Investment Law. This rate generally ranges from 10% to 25%, depending on the extent of non-Israeli shareholdings in the company.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program in the first five years of using such property and equipment. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

We have three Approved Enterprises, with benefit periods expiring between 2004 through 2014, subject to our fulfilling all conditions of these programs. If we will not meet these conditions, we will be required to refund the amount of tax benefits, as adjusted by the Israeli Consumer Price Index (“CPI”) and interest.

Under the benefits that we receive from these programs, our undistributed income derived from an Approved Enterprise is exempt from corporate tax for two years from the year during which we first derive taxable income under the program, and we are then eligible for a reduced tax rate for an additional eight-year period. Alternative benefits are available to us until the earliest of (i) 7 years commencing with the year in which the Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production or (iii) 14 years from the date of approval.

Tax benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval. Furthermore, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however,  limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits Program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amended Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the amendment states that the company must make an investment that meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a Benefited Enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

 The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise are determined, inter alia, by the geographic location of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income derived by a Benefited Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits track. Therefore, dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15%.  The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to twelve years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply.  A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of a qualified FIC which is owned at least 49% by non-Israeli residents.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations.  If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with CPI linkage adjustment and interest, or other monetary penalty.

We currently have three Benefited Enterprises under the Investment Law, to our belief, entitle us to certain tax benefits. However, no assurance can be given that such investments will be approved as in fact qualifying for such tax benefits by the Israeli Tax Authority. Additionally, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. In the event that the above conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, together with linkage differences to the CPI and interest.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and limited partnership referenced in clauses (i) and (ii), have, among other things, Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively.  Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while, provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. We have evaluated the likely effect of these provisions of the 2011 Amendment and, at this time, do not intend to file a request to apply the new benefits under the 2011 Amendment.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially impact the cost of our future investments.

Taxation of our Non-Israeli Shareholders

The following is a short summary of certain provisions of the tax environment to which our non-Israeli shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our Ordinary Shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our Ordinary Shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Capital Gains Taxes Applicable to Non-Israeli Shareholders

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

Shareholders that are non-residents of Israel are generally exempt from any capital gains tax on any gains derived from the sale, exchange or disposition of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (including from the sale of our Ordinary Shares), provided however that (i) such capital gains are not derived through a permanent establishment in Israel; (ii) such shareholders are not subject to the Adjustments Law; (iii) such shareholders did not acquire their shares prior to an initial public offering; and (iv) so long as our Ordinary Shares remain listed for trading as described above. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (x) has a controlling interest of 25% or more in such non-Israeli corporation, or (y) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

 In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of our Ordinary Shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the Ordinary Shares as a capital asset and is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless either (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year ;or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the Treaty U.S. Resident located in Israel.  In either case, the sale, exchange or disposition of Ordinary Shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not provide a credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of our Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under the Ordinance, non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares other than bonus shares, or stock dividends at the rate of 20% (25% if the dividend recipient is a Controlling Shareholder, at the time of distribution or at any time during the preceding 12-month period), unless a reduced rate is provided under an applicable tax treaty.  However, such distribution of dividends is subject to withholding tax at source at a rate of 20% or 15% if the dividend is distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation that holds 10% or more of our Ordinary Shares from the start of the tax year preceding the distribution of the dividend up until (and including) the distribution of the dividend is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-resident of Israel who receives dividends derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

To protect against some of the reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency forward contracts in order to minimize part of the impact of foreign currency fluctuations on our financial position and results of operations. In order to mitigate our exposure to risk of fluctuations in the NIS/dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, we entered into foreign currency forward contracts. As of December 31, 2010 the Company had $26.1 million of open exchange rate agreements which will expire throughout 2011. The aggregate amount of unrealized gains as of December 31, 2010 from the foreign exchange forward contracts was $324,000.

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Germany, United Kingdom, Switzerland, India and Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in all the currencies of these countries from their levels against the dollar as of December 31, 2010, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currencies, held at December 31, 2010, by approximately $5.4 million.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not Applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). These controls and procedures are designed to ensure that information relating to us and our subsidiaries required to be disclosed in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow for timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2010. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such time.

(b) Management’s annual report on internal control over financial reporting. Our management, under the supervision of our CEO and our CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company and its subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework , which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as of December 31, 2010 and has concluded that it is effective as of such time.

(c) Attestation Report of the registered public accounting firm. The attestation report of our registered public accounting firm on management’s assessment of our internal control over financial reporting is included in page F-1 of our audited consolidated financial statements set forth in “Item 18. Financial Statements,” and is incorporated herein by reference.

(d) Changes in internal control over financial reporting.  Based on the evaluation carried out in accordance with Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management, under the supervision of our CEO and our CFO, concluded that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
10 Hamada Street, 5th Floor
Herzliya, Israel 46140
Telephone: 011-972-3-611-6500

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

In our annual shareholders meeting held on December 21, 2010, our shareholders re-appointed Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu to serve as our independent auditors for the 2010 fiscal year.

Deloitte Touche Tohmatsu billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2010	2009
Audit fees	$252,349	$280,342
Audit related fees	25,055	16,605
Tax fees [a]	59,551	45,671
All other fees	13,531	31,925

Total	$350,486	$374,543

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

All Other Fees

In fiscal 2010, there were no material Other Fees (for products or services rendered by our principal accountant other than those reported under the above three categories).

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 2010	—		—	$10,804,517
February 2010	2,285	$12.58	2,285	10,775,765
March 2010	129,012	13.60	129,012	9,020,968
April 2010	—		—	9,020,968
May 2010	170,801	12.96	170,801	6,806,768
June 2010	33,964	12.02	33,964	6,398,461
July 2010	—		—	6,398,461
August 2010	165,178	13.04	165,178	4,244,108
September 2010	3,500	13.32	3,500	4,197,497
October 2010	—		—	4,197,497
November 2010	71,290	14.87	71,290	3,137,486
December 2010	81,808	16.14	81,808	1,817,388

           On November 11, 2008, the Company’s Board of Directors authorized the purchase of up to $10 million of our Ordinary Shares from time to time on the open market. On July 23, 2009, the Company’s Board of Directors authorized the purchase of up to an additional $10 million of our Ordinary Shares, subject to the approval of the Tel Aviv Court. Court approval was obtained on October 12, 2009. On July 21, 2010, the Company’s Board of Directors authorized the purchase of up to an additional $15 million of our Ordinary Shares, subject to the approval of the Tel Aviv Court. Court approval was obtained on October 10, 2010. As of December 31, 2010, the Company had purchased a total of 1,944,016 shares, of which 657,838 shares were repurchased in 2010 (for a total cost of approximately $8.9 million in 2010).  With $8.5 million used for purchases in 2009, approximately $7.6 million remained available from both authorizations as of December 31, 2010.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.  CORPORATE GOVERNANCE.

None.

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
Name: Reuven Ben Menachem
Title: Chief Executive Officer
Date: May 31, 2011

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

FUNDTECH LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-1 – F-2

Consolidated Financial Statements:

Balance Sheets as of December 31, 2010 and 2009	F-3

Statements of Operations for the years ended December 31, 2010, 2009 and 2008	F-4

Statements of Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008	F-5 – F-6

Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the accompanying consolidated balance sheets of Fundtech Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 31, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
 May 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fundtech Ltd.

We have audited the internal control over financial reporting of Fundtech Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2009, the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010, and financial statement schedules, and our report dated May 31, 2011 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 31, 2011

FUNDTECH LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands)
	December 31,
	2010	2009
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$24,916	$20,903
Short term investments	1,910	-
Marketable securities (Note 4)	26,419	21,248
Trade receivables, net of allowance for doubtful accounts of $ 1,626 and $ 1,345 at December 31, 2010 and 2009, respectively (Note 5)	29,706	23,445
Deferred taxes (Note 13)	4,552	2,334
Prepaid expenses and other current assets	6,411	6,527
Total current assets	93,914	74,457
LONG-TERM ASSETS
Marketable Securities (Note 4)	753	774
Severance pay fund (Note 9)	1,953	1,508
Deposits	1,931	1,769
Prepaid expenses	2,289	2,574
Deferred taxes (Note 13)	583	265
Property and equipment, net (Note 6)	11,453	13,305
Goodwill	41,041	40,228
Other intangible assets, net (Note 7)	3,543	5,472
Total long-term assets	63,546	65,895

Total assets	$157,460	$140,352
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$2,309	$2,035
Deferred revenues	11,541	9,141
Employees and payroll accruals	11,099	7,467
Accrued expenses and other liabilities (Note 8)	8,573	6,287
Total current liabilities	33,522	24,930

LONG-TERM LIABILITIES
Accrued severance pay and pension obligation (Note 9)	5,554	3,344
Deferred taxes (Note 13)	1,190	1,119
Other long term liabilities	1,732	2,777
Total long-term liabilities	8,476	7,240
Total liabilities	41,998	32,170

SHAREHOLDERS' EQUITY (Note 11)
Share capital	51	50
Additional paid-in capital	163,252	159,556
Accumulated other comprehensive income	1,867	1,829
Accumulated deficit	(28,265)	(40,797)
	136,905	120,638
Treasury shares at cost 1,944,016 and 1,286,178 shares as of December 31, 2010 and 2009 respectively	(21,443)	(12,456)
Total shareholders' equity	115,462	108,182
Total liabilities and shareholders’ equity	$157,460	$140,352
The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year ended December 31,
	2010	2009	2008

Revenues

Software license	$17,598	$11,558	$16,488
Software hosting	29,662	24,088	19,889
Maintenance	42,670	39,531	34,506
Services	52,008	42,580	50,154

Total revenues	141,938	117,757	121,037

Operating Expenses

Cost of revenue
Software license costs	329	748	291
Maintenance, hosting and services costs	65,873	53,286	53,730
Amortization of acquired intangible assets	1,666	2,028	2,167
Impairment of goodwill and related intangible assets	-	-	2,018
Research and development	21,882	20,422	21,849
Selling and marketing	19,027	17,567	20,883
General and administrative	19,903	19,662	17,115

Total operating expenses	128,680	113,713	118,053
Operating income	13,258	4,044	2,984
Impairment of marketable securities	-	-	(692)
Financial income (expense), net (Note 15)	(765)	232	48
Income before income taxes	12,493	4,276	2,340

Income taxes (Note 13)	39	397	(1,100)

Net income	$12,532	$4,673	$1,240

Basic earnings per share	$0.82	$0.31	$0.08

Diluted earnings per share	$0.79	$0.30	$0.08

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Ordinary shares				Accumulated other		Total	Total
	Number of Shares	Amount	Additional paid-in Capital	Treasury shares	comprehensive income (loss)	Accumulated deficit	comprehensive Income	shareholders' equity

Balance as of January 1, 2008	15,561,908	$47	$151,547	$(3,258)	$(284)	$(46,710)		$101,342

Exercise of stock options	242,590	2	1,422	-	-	-	-	1,424
Vested restricted stock – net of forfeited and cancelled	190,931	-	-	-	-	-	-	-
Stock based compensation	-	-	3,007	-	-	-	-	3,007
Change in unrealized gain on cash flow hedges	-	-	-	-	126	-	126	126
Purchase of Treasury shares	(82,239)	-	-	(650)	-	-	-	(650)
Foreign currency translation adjustments	-	-	-	-	(342)	-	(342)	(342)
Net income	-	-	-	-	-	1,240	1,240	1,240

Total comprehensive income							$1,024
Balance as of December 31, 2008	15,913,190	$49	$155,976	$(3,908)	$(500)	$(45,470)	-	$106,147
Exercise of stock options	111,539	-	754	-	-	-	-	754
Vested restricted stock -net of forfeited and cancelled	224,525	1	(1)	-	-	-	-	-
Stock based compensation	-	-	2,827	-	-	-	-	2,827
Employees pension	-	-	-	-	111	-	111	111
Change in unrealized gain on cash flow hedges	-	-	-	-	(65)	-	(65)	(65)
Foreign currency translation adjustments	-	-	-	-	2,283	-	2,283	2,283
Purchase of Treasury shares	(883,056)	-	-	(8,548)	-	-	-	(8,548)
Net income	-	-	-	-	-	4,673	4,673	4,673

Total comprehensive income							$7,002
Balance as of December 31, 2009	15,366,198	$50	$159,556	$(12,456)	$1,829	$(40,797)		$108,182

The accompanying notes are an integral part of the consolidated financial statements.

 FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Ordinary shares		Additional		Accumulated other		Total	Total
	Number of Shares	Amount	paid-in capital	Treasury shares	comprehensive income (loss)	Accumulated deficit	Comprehensive Income	shareholders' equity

Balance as of January 1, 2010	15,366,198	$50	$159,556	$(12,456)	$1,829	$(40,797)	-	$108,182
Exercise of stock options	166,602	-	935	-	-	-	-	935
Vested restricted stock -net of forfeited and cancelled	182,249	1	(1)	-	-	-	-	-
Stock based compensation	-	-	2,762	-	-	-	-	2,762
Employees pension	-	-	-	-	(881)	-	(881)	(881)
Change in unrealized gain on cash flow hedges	-	-	-	-	263	-	263	263
Foreign currency translation adjustments	-	-	-	-	656	-	656	656
Purchase of Treasury shares	(657,838)	-	-	(8,987)	-	-	-	(8,987)
Net income	-	-	-	-	-	12,532	12,532	12,532

Total comprehensive income							$12,570
Balance as of December 31, 2010	15,057,211	$51	$163,252	$(21,443)	$1,867	$(28,265)		$115,462

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year ended December 31,
	2010	2009	2008

Cash flows provided by operating activities :

Net income	$12,532	$4,673	$1,240
Adjustments to reconcile net income to net cash provided by operating activities (Appendix A):	10,145	12,633	12,576

Net cash provided by operating activities	22,677	17,306	13,816

Cash flows used in investing activities :

Investments in marketable securities –short term	(41,510)	(26,610)	(5,362)
Redemption of marketable securities-short term	36,246	16,292	14,252
Acquisition of subsidiaries, net of cash acquired (Appendix B)	-	(3,837)	(13,651)
Payments made in connection with prior years acquisitions	(830)	(1,942)	(3,546)
Increase in long-term deposits	(151)	(749)	(277)
Realization of (Investment in) short term deposits	(1,910)	1,538	316
Purchase of property and equipment	(4,058)	(3,612)	(6,570)

Net cash used in investing activities	(12,213)	(18,920)	(14,838)

Cash flows provided by financing activities:

Proceeds from exercise of stock options, net	935	754	1,424
Purchase of Treasury shares at cost	(8,987)	(8,548)	(650)
Decrease of long-term debt	(52)	(36)	(10)

Net cash provided by (used in) financing activities	(8,104)	(7,830)	764

Effect of exchange rate on cash and cash equivalents	1,653	705	(1,712)
Increase (decrease) in cash and cash equivalents	4,013	(8,739)	(1,970)
Cash and cash equivalents at the beginning of the year	20,903	29,642	31,612

Cash and cash equivalents at the end of the year	$24,916	$20,903	$29,642
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$33	$8	$71
Income taxes	$1,214	$2,415	$1,748

Supplemental disclosure of non-cash investing activities:
Accrual made in connection with payments to prior years acquisitions	$454	$830	$1,660

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2010	2009	2008

Appendix A - Adjustments to reconcile net income to net cash provided by operating activities :

Depreciation and amortization	$7,649	$8,436	$8,103
Accrued interest on marketable securities and accretion amortization	114	63	122
Impairment of marketable securities	-	-	692
Impairment of goodwill and other intangible assets	-	-	2,018
Shares-based compensation	2,762	2,827	3,007
Change in assets and liabilities:
Decrease (increase) in trade receivables , net of allowance for doubtful accounts	(6,105)	5,251	(6,272)
Decrease (increase) in other accounts receivable and prepaid expenses	803	(981)	(2,019)
Increase (decrease) in trade payables	219	(884)	1,334
Increase (decrease) in deferred revenues, employees and payroll accruals and other accounts payable and accrued expenses	6,405	(1,285)	5,524
Decrease in accrued restructuring expenses	-	-	(62)
Increase in accrued severance pay, net	443	406	230
Changes in deferred taxes	(2,145)	(1,200)	(101)

	$10,145	$12,633	$12,576

Appendix B - Acquisition of subsidiaries, net of cash Acquired : (see Note 3)

Working capital, excluding cash and cash equivalents	$-	$(167)	$(1,130)
Property and equipment	-	-	1,074
Long term liabilities	-	-	(189)
Other assets	-	1,804	6,365
Goodwill	-	2,200	7,531

	$-	$3,837	$13,651

The accompanying notes are an integral part of the consolidated financial statements.

FUNDTECH LTD.

NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 1        -     GENERAL OVERVIEW

Fundtech Ltd., an Israeli corporation, and its subsidiaries (the “Company”), is a leading provider of software solutions and services to financial institutions that facilitate payments, settlement and cash management by enabling banks and their customers to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet-based systems automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time.

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

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

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

Accordingly, monetary accounts maintained in currencies other than the dollar are re measured into dollars in accordance with ASC 830-10, “Foreign Currency Matters”. All transaction gains and losses from the re measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of foreign subsidiaries, whose functional currency is not the dollar (Swiss Franc, Euro, British Pound, Indian Rupee), have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect on the balance sheet date. Statement of Operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

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

The Company accounts for its investments in marketable securities in accordance with ASC 320, "Investments in Debt and Equity Securities".
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

DNE No. 115, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" and SAB Topic 5M "Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities" provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than - temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

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

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10, “Property, Plant and Equipment”. During 2008, 2009 and 2010, no impairment losses were recorded.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2	- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Software development costs

The Company accounts for capitalized software development costs in accordance with ASC 985-20, “Software”, Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed. During 2010 and 2009  no software development costs where capitalized.

h.	Goodwill and other intangible assets

The Company accounts for Goodwill and other intangible assets in accordance with ASC 350-20, “Goodwill and Other Intangible Assets”.

The Company records goodwill when the purchase price of business acquired exceeds the fair value of identifiable assets. Goodwill is not amortized. Goodwill is required to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing its implied fair value with its carrying value. Fair value is determined using discounted cash flows or market multiples. In 2008 the Company recorded an impairment charge of $1,660 related to its Radius investment. During 2010 and 2009, no impairment losses were identified.

Acquisition related intangible assets result from the Company's acquisitions of businesses. Intangible assets subject to amortization are initially recognized at fair value, and subsequently stated at amortized cost. Identifiable intangible assets other than goodwill are amortized on a straight-line basis over their estimated useful lives. During 2010, an amount of $ 1,666 was recorded as amortization expenses.

Definite lives identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flow expected to be generated by such assets. If such assets are considered not recoverable, the impairment to be recognized is measured as the amount by which the carrying amount exceeds the fair value of the assets. During 2008 the Company recorded an amount of $358 as impairment loss related to its Radius investment. During 2010 and 2009, no impairment losses were identified.

i.	Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense (benefit) is generally comprised of the taxable payable (receivable) for the period and the change in deferred income tax assets and liabilities during the period. Valuation allowances are recorded to reduce deferred tax assets to the amount that is more likely than not be realized.

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

The Company recognizes revenue for software products and related services in accordance with the ASC 985-605, “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collection is probable.

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

The Company does not grant right-of-return to its customers. The Company generally provides a warranty period for three months. The provision for warranty as of December 31, 2010 is immaterial.

Revenue from software licenses that require significant customization, integration and installation are recognized based on ASC 605-35, "Accounting for Performance of Construction Type and Certain Production Type Contracts", using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

The Company’s marketable securities include government bonds, corporate bonds and asset-backed securities. The Company's investment policy limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. The trade receivables of the Company include amounts owed by banks and large financial institutions. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers (see Note 5).

l.	Derivatives and hedging

The Company accounts for derivatives and hedging based on ASC 815-10, “Derivatives and Hedging”. ASC 815-10 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments mainly salary expenses paid in Israel. As of December 31, 2010 the Company held forward foreign exchange contracts in the amount of $14,657. These contracts were for a period of up to twelve months. The aggregate amount of unrealized gains under forward foreign exchange contracts deferred in other comprehensive income relating to these foreign exchange contracts is $263.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2	- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Basic and diluted earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares outstanding during the applicable period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares outstanding during the period, in accordance with ASC 260-10, "Earnings Per Share". In 2010, 2009 and 2008, certain outstanding stock options were excluded from the calculation of the diluted earnings per ordinary share because of their anti-dilutive effect. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share was 130,000, 203,364 and 7,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

n.	Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718-10, "Share-Based Payment". ASC 718-10 requires companies to estimate the fair value of equity-based payment awards at the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period, net of estimated forfeitures. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The following table summarizes the share – based compensation expenses included in the consolidated statements of operations:

	2010	2009	2008

Cost of revenue	$351	$487	$575
Research and development	237	187	262
Selling and marketing	650	734	642
General and administrative	1,524	1,419	1,528
Total	$2,762	$2,827	$3,007

The Company selected the Black-Scholes Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2	- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation (Cont.)

The fair value for options granted in 2010, 2009 and 2008 is estimated at the date of grant using a Black-Scholes Merton options pricing model with the following weighted average assumptions:
	2010	2009	2008

Risk-free interest rate	1.48%	1.48%	1.28%
Expected life of options (In years)	6	6	5.5
Expected volatility	40%	41%	40%
Expected dividend yield	None	None	None

o.	Fair value of financial instruments

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

ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 roll-forward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have any effect on the Company’s financial position and results of operations.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 2	- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Recent Accounting Pronouncements (Cont.)

ASU 2010-17- Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). In April 2010, the FASB issued Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force). The amendments in this update provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive as defined in the ASU. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved. The update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this update did not have any impact on the Company’s consolidated financial statements.
ASU 2010-25 - Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. In September 2010, the FASB issued this ASU to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. Existing guidance requires participant loans to be classified as plan investments, which are generally measured at fair value.  The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The ASU did not have any influence on the company's results of operations.

ASU 2010-29 - Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations, In December 2010, the FASB issued this ASU to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The ASU is not expected to have an influence on the company's results of operations.

ASU 2010-28 Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. In December 2010, the FASB issued this ASU to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The ASU is not expected to have any material effect on the company's results of operations.

ASU 2009-13 - Multiple Deliverable Revenue Arrangements. In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price. The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3	- ACQUISITIONS

a.
In October 2008, the Company acquired through its Swiss subsidiary BBP all outstanding shares of Synergy Financial Systems Ltd. a provider of SWIFT services located in London and Nottingham, England for an aggregate purchase price of approximately GBP 2,538 ($ 4,737) in cash. Additional consideration will be paid in cash if and when certain conditions are met between the acquisition date and February 28, 2012, which may amount to an additional GBP 1,200. In 2010 Synergy met the performance targets and is qualified for additional funds of GBP 292 ($ 454). The payments will be paid during 2011. The Company already accounted for this payment on its 2010 financial statements.

b.
In February 2007, the Company acquired all outstanding shares of Prang GmbH. (“Prang”), a provider of payments software solutions, located in Frankfurt, Germany, for an aggregate purchase price of approximately € 4,879 ($6,339). This includes € 4,505 ($5,839) paid in cash directly to the shareholders and € 374 ($500) of acquisition costs.

Under the terms of the acquisition agreement, Fundtech was to pay additional amounts of up to €4,000 in cash over four years following the acquisition, contingent upon the financial performance of Prang. In March 2008 Fundtech paid € 2,307 ($3,345) based on Prang’s 2007 financial performance, which was already accounted for in 2007.

In March 2008, an amendment agreement was signed pursuant to which the terms of the additional payments were changed as follows: € 597 ($831) paid in January 2009 and additional € 597 ($ 830) paid in January 2010, which was already accounted for in 2008.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 4  -  MARKETABLE SECURITIES

		December 31,
	Maturity year	2010	2009
Short-term investments

Held to maturity -
Corporate bonds		$-	$1,129
Bank certificate of deposits	2011	3,535	11,027
Government bonds	2011	22,884	9,092
		$26,419	$21,248

Fair value		$26,421	$21,259

		December 31,
	Maturity year	2010	2009
Long-term Investments

Available for sale -
Taxable auction securities	-	753	774
		$753	$774

Fair value		$753	$774

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

During 2010 and 2009, the Company successfully liquidated ARS at the original cost amount of $25 and $275 respectively.

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

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 5	-	TRADE RECEIVABLES

	December 31,
	2010	2009

Accounts receivable, net of allowance for doubtful accounts	$24,688	$19,109
Unbilled receivables	5,018	4,336
	$29,706	$23,445

Management's assessment for uncertainties of outstanding debt collectability resulted in doubtful accounts expenses of $339 for 2010, $333 for 2009 and $753 for 2008 in the statement of operations.

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost:
Office furniture and equipment	$3,446	$3,325
Computers and software	46,832	44,720
Motor vehicles	643	766
Leasehold improvements	5,071	4,414
	55,992	53,225

Accumulated depreciation	44,539	39,920
Net book value	$11,453	$13,305

NOTE 7   -  INTANGIBLE ASSETS, NET
		December 31,
	Useful life	2010	2009
Intangible assets
Cost:
Developed technology and know-how	5	$14,096	$11,918
Customer base	3-5	6,349	6,360
		20,445	18,278
Accumulated Amortization:
Developed technology and know-how		(12,371)	(9,008)
Customer base		(4,531)	(3,798)
		(16,902)	(12,806)

Net book value		$3,543	$5,472

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 8	-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2009

Accrued expenses	$5,583	$5,251
Government authorities	2,712	984
Other	278	52
	$8,573	$6,287

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 9	-	ACCRUED SEVERANCE PAY AND PENSION OBLIGATION

a.	Severance expenses for the years ended December 31, 2010, 2009 and 2008, amounted to approximately $1,488, $1,297 and $1,159 respectively.

b.	Israel

The Company's agreements with the majority of its employees in Israel are under section 14 of the Severance Pay Law -1963. The Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

Other Israeli employees that are not under section 14 are entitled to severance pay in the amount of one month’s salary for each year of employment or a portion thereof. Accordingly, the Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  The Company’s liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.
The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the conditions pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, including profits which were immaterial for all periods presented.

c.	Switzerland

The company is providing pension plan for its employees in Switzerland, the pension costs are allocated over the service period of employees in the plan. The Company records a net periodic pension cost in the consolidated statement of operations. The liabilities and annual income or expense of the pension plan is determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, and the long-term rate of asset return (based on the market-related value of assets). The fair values of plan assets are determined based on prevailing market prices.

NOTE 10	-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments

The Company leases its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2020. The minimum lease commitments including facilities and car leases under non-cancelable operating leases are as follows:

Year ended December 31,

2011	$4,756
2012	4,411
2013	4,021
2014	3,308
2015- thereafter	6,778
$23,274

Total facilities lease expenses for the years ended December 31, 2010, 2009 and 2008, were approximately $3,819, $3,896 and $3,615 respectively.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

b.	Guarantees:

1.	The Company has obtained a bank guarantee of $758 for BBP as required by Swiss Law.
2.	The Company has obtained a bank guarantee of $610 for customer to ensure performance of a software system.

NOTE 11	-	SHAREHOLDERS’ EQUITY

a.	The ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

b.	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

c.	Treasury shares:

The Company received a court approval to purchase up to $25 million of the Company’s ordinary shares from time to time on the open market. As of December 31, 2010 and 2009, the Company had purchased a total of 1,944,016 and 1,286,178 shares respectively at an aggregated amount of $21.4 million and $12.5 million respectively.

d.	Stock -based compensation:

1.
On December 21, 2005, the shareholders of the Company approved two new equity plans, the 2005 Israeli Share Option and Restricted Share Plan and 2005 International Share Option and Restricted Share Plan (the “2005 Plans”). No new shares were allocated to the 2005 Plans. These plans replaced the Company's 1998 Director’s Stock Option Plan and the 1999 Employee Stock Option Plan (the “Old Plans”), and all shares available for grant under the Old Plans, inclusive of shares which are returned to the share pool due to terminations or expirations, were transferred to the 2005 Plans. On December 20, 2007, the shareholders approved the addition of 300,000 shares for the 2005 Plans. On December 21, 2010, the shareholders approved the addition of 750,000 shares for the 2005 Plans. A total of 5,642,815 shares are reserved for grants to employees and directors of the Company under the Old Plans and the 2005 Plans.

2.	Pursuant to the 2005 Plans, as of December 31, 2010, an aggregate of 762,845 shares of the Company are still available for future grants.

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

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 11	-	SHAREHOLDERS’ EQUITY (Cont.)

e. Summary of the Company's option activity under the Plans is as follows:

	Year ended December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of options	Price	of options	Price	of options	Price

Outstanding at January 1	1,752,210	$7.92	1,572,062	$7.00	1,609,387	$6.74
Granted	170,000	15.68	330,000	12.02	222,500	7.81
Exercised	(166,602)	5.62	(111,539)	6.76	(242,590)	5.86
Forfeited/cancelled	(7,286)	9.85	(38,313)	8.94	(17,235)	9.41

Outstanding at December 31	1,748,322	$8.83	1,752,210	$7.92	1,572,062	$7.00
Exercisable options at December 31	1,268,396	$7.45	1,272,440	$6.88	1,316,308	$6.78

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 11	-	SHAREHOLDERS’ EQUITY (Cont.)

e.	(Cont.)

As of December 31, 2010 the stock price was $16.13, the options outstanding as of December 31, 2010, have been separated into ranges of exercise price, as follows:

	Options	Weighted		Options
	Outstanding	Average	Weighted	Exercisable	Weighted
Ranges of	as of	Remaining	Average	as of	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Price	2010	Life (years)	Price	2010	Price

$3.55-9.35	1,030,822	3.10	6.94	1,030,822	6.94
$7.81-10.52	587,500	8.62	10.45	237,574	9.74
$16.68	130,000	9.8	16.68	-	-
	1,748,322	5.47	8.83	1,268,396	7.45

All options granted during 2004 to 2010 were at an exercise price that is equal to the fair value of the stock at the grant date.

The intrinsic value for stock options exercised during years 2010, 2009 and 2008 was $1.34 million, $0.58 million and $1.89 million respectively.

As of December 31, 2010, out of 1,748,322 outstanding options, 1,618,322 are “in-the-money” with intrinsic value of $13 million.

The weighted average fair value at grant date of stock options granted during years 2010, 2009 and 2008 were $6.43, $5.03 and $2.98 respectively.

The unrecognized compensation expense calculated under the fair value method for stock options expected to be vested as of December 31, 2010 was approximately $2.38 million and is expected to be recognized over a weighted-average period of 2.62 years.

f.	Summary of the Company's restricted shares activity under the Plans is as follows:

	Year ended December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Grant date	Number	Grant date	Number	Grant date
	of shares	Fair value	of shares	Fair value	of shares	Fair value
Outstanding at January 1	417,971	10.61	488,037	$10.87	421,377	$12.49
Granted	248,250	16.46	164,832	10.76	288,316	9.51
Vested	(182,249)	11.10	(224,525)	11.24	(190,931)	12.14
Forfeited	(21,020)	10.36	(10,373)	10.58	(30,725)	12.69
Outstanding at December 31	462,952	13.57	417,971	$10.61	488,037	$10.87

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

The total fair value of restricted shares vested during the years ended December 31, 2010, 2009, and 2008 were $2.5 million, $2.3 million, and $2.2 million, respectively.

The unrecognized compensation expense calculated under the fair value method for restricted shares expected to be vested as of December 31, 2010 was approximately $6 million and is expected to be recognized over a weighted-average period of 3.1 years.

g.	Dividends

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company intends to pay cash dividends in year 2011.

NOTE 12	-	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2010	2009	2008
Numerator:
Net income	$12,532	$4,673	$1,240

Numerator for basic earnings per share - income available to Ordinary Shareholders	$12,532	$4,673	$1,240

Numerator for diluted net earnings per share - income available to Ordinary shareholders after assumed exercises	$12,532	$4,673	$1,240

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 12	-	EARNINGS PER SHARE (Cont.)

	Number of shares
Denominator:
Denominator for basic net earnings per share - weighted - average shares	15,208,862	15,145,625	15,769,588

Effect of dilutive securities:
Employee stock options	709,082	471,485	664,175

Denominator for diluted net earnings per share	15,917,944	15,617,110	16,433,763

NOTE 13	-	INCOME TAXES

a.	Measurement of taxable income under the Israeli Income Tax Law (Inflationary adjustments), 1985

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

b.	Israeli Taxation

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010 (“Regular Tax Rate”). This rate is to be reduced to 24% in 2011 and thereafter.

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

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)
NOTE 13	-	INCOME TAXES (Cont.)

b.	(Cont.)

Detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier.

The tax-exempt profits that will be earned by the Company's "Approved Enterprise" can be distributed to shareholders, without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2010, retained earnings included approximately $ 5,270 in tax exempt income earned by the Company's "Approved Enterprise". The Company has decided to permanently reinvest its tax exempt income. Accordingly, no deferred income taxes have been recorded on income attributable to the Company's "Approved Enterprise".

If such tax-exempt income is distributed in a manner other upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 20%-25%) and an income tax liability of up to approximately $1,318 would be incurred as of December 31, 2010.
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
As of December 31, 2010, none of Fundtech income was generated under the provisions of the Amendment.

The Investment Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years. The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published there under and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

Income not eligible for “Approved Enterprise” benefits mentioned above is taxed at the Regular Tax Rate.

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13	-	INCOME TAXES (Cont.)

c.	Net operating loss carry forwards

As of December 31, 2010, the Company had approximately $13.3 million of Israeli net operating loss carry forwards. The Israeli loss carry forwards have no expiration date.

As of December 31, 2010, Fundtech Corporation had a U.S. federal net operating loss carry forward of approximately $44.5 million that can be carried forward and offset against taxable income for 9-19 years and begin to expire in 2019 through 2029. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company and its subsidiaries assets are as follows:

	December 31,
	2010	2009
Deferred tax assets:
U.S. net operating loss carry forward	$17,806	$17,149
Israel net operating loss carry forward	3,317	5,201
Other reserve and allowances	4,273	3,730
Total deferred tax assets	25,396	26,080
Valuation allowance	(20,261)	(23,481)
	5,135	$2,599

Deferred tax liabilities:	(1,275)	(1,170)

	$3,860	$1,429

Deferred tax assets for carry forward losses in the US are calculated using the applicable tax rate at the time of expected realization of the carry forward losses.

Deferred tax assets for carry forward losses in Israel are calculated using the enacted tax rate of 25%.
Deferred income tax assets and liabilities at December 31, 2010 are included in the accompanying consolidated balance sheets as follows:

	December 31,
	2010	2009

Short term deferred assets, net	$4,467	$2,283
Long Term deferred tax liability, net	(607)	(854)
Net deferred income tax liabilities	$3,860	$1,429

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13	-	INCOME TAXES (Cont.)

The Company has provided valuation allowances in respect of deferred tax assets resulting from net operating loss carry forwards in the US and for part of its net operating loss carry forwards in Israel. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

e.	Tax assessments

The Company received final tax assessments through the tax year ended December 31, 2006. Fundtech U.K. Ltd. received final tax assessment through the tax year ended December 31, 2008. BBP received final tax assessment through the tax year ended December 31, 2006 Fundtech India received final tax assessment through the tax year ended March 31, 2005. Prang received final tax assessment through the tax year 2006. Accountis Ltd. received final tax assessment through the tax year ended December 31, 2008. Synergy Financial Systems Ltd received final tax assessment through the tax year ended December 31, 2008.

f.	Composition of income tax expenses

	Year ended December 31,
	2010	2009	2008

Income before income taxes:

Domestic	$4,048	$1,122	$1,397
Foreign	8,445	3,154	943
	$12,493	$4,276	$2,340

Income taxes :

Current:
Domestic	$153	$(13)	$159
Foreign	1,953	870	1,217
	2,106	857	1,376

Deferred:
Domestic	$(714)	$(524)	$(940)
Foreign	(1,431)	(730)	664)
	(2,145)	(1,254)	(276)
	$(39)	$(397)	$1,100

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 13	-	INCOME TAXES (Cont.)

g.	Theoretical taxes

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and other jurisdictions and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2010	2009	2008

Income before income taxes	$12,493	$4,276	$2,340

Theoretical tax on the above amount	$3,437	$1,502	$760
Decrease in valuation allowance	(3,220)	(3,021)	(989)
Taxes in respect of previous years	(432)	-	-
Non deductible expenses and other	244	973	1,433
Other, net	(68)	149	(104)
	$(39)	$(397)	$1,100

The following reconciliation summarizes the total gross unrecognized tax benefits:
	2010	2009

Beginning balance	$400	$400
Reduction in tax position of prior years	(111)	-
Ending balance	$289	$400

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 14	-	OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION

a.	The Company evaluates its business activities in accordance with the provisions of ASC 280-10 "Disclosure about Segments of an Enterprise and Related Information".

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

The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance.

The following table sets forth the Company’s revenue and operating income from all reportable segments:

	Year ended December 31,
	2010	2009	2008
Cash Management:
Revenues	$29,410	$26,380	$27,914
Operating income	$2,523	$868	$821

Payments:
Revenues	$85,997	$69,573	$75,001
Operating income	$23,948	$15,967	$17,206

BBP :
Revenues	$26,531	$21,804	$18,122
Operating income	$3,885	$1,210	$1,071

b.	Following is a reconciliation of the operating loss of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31,
	2010	2009	2008
Total operating income of the reportable segments:	$30,356	$18,045	$19,098
Amounts not allocated to segments:
Stock based compensation	2,762	2,827	3,007
General and administrative expenses	10,860	9,960	10,582
Marketing expenses	3,476	1,214	2,525
Consolidated operating income	$13,258	$4,044	$2,984

FUNDTECH LTD.
NOTES TO THE FINANCIAL STATEMENTS
(In thousands)

NOTE 14 - OPERATING SEGMENT AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Geographic information:
The total revenues are attributed to geographic information, based on the customers' location.

	Year ended December 31,
	2010		2009		2008
		Long -		Long -		Long -
	Total	Lived	Total	Lived	Total	lived
	revenues	Assets	revenues	Assets	revenues	assets

Israel	$575	$3,665	$461	$2,701	$1,108	$2,304
United States	62,006	13,080	48,523	16,078	49,228	25,059
Switzerland	17,088	14,053	14,769	13,154	15,155	8,578
India	2,087	6,728	2,066	6,337	2,350	6,448
United Kingdom	26,291	13,393	19,304	14,925	17,758	12,595
Germany	3,881	9,326	4,987	10,137	3,990	10,383
Others	30,010	12	27,647	16	31,448	4
	$141,938	$60,257	$117,757	$63,348	$121,037	$65,371

d.	Major customer’s data as a percentage of total revenue:

	Year ended December 31,
	2010	2009	2008

Customer A	6%	7%	8%
Customer B	7%	9%	10%
Customer C	8%	5%	7%

NOTE 15      - FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2010	2009	2008
Financial expenses:
Interest and other	$60	$65	$39
Foreign currency translation differences, net	923	78	1,439
	$983	$143	$1,478
Financial income:
Interest and other	$218	$375	$1,526
	$(765)	$232	$48

SCHEDULE II

FUNDTECH LTD.
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Year ended December 31,
	2010	2009	2008

Allowance for doubtful accounts at beginning of year	$1,345	$1,588	$859
Provision	339	333	753
Translation adjustments	1	22	(24)
Accounts receivable written off	(59)	(598)	-
Allowance for doubtful accounts at end of year	$1,626	$1,345	$1,588